afleasegold
it's a gold mine!

Postnet Suite 345 • Private Bag X30500 • Houghton • 2041
First Floor, 45 Empire Road, Parktown
Gauteng • South Africa
tel +27 11 726 1047
fax +27 11 726 1087
Vat No: 4530118688

SUPPL

[redacted]

09045229

26 January 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Scheme of arrangement in terms of section 311 of the Companies Act.
2. Pre-listing Statement to be read with Scheme of Arrangement.
3. Results of Scheme Meeting dated 21 January 2009.
4. Disposal of Randgold Shares dated 13 January 2009.

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

afleasegold
it's a gold mine

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")

RESULTS OF SCHEME MEETING

1 Results of scheme meeting

Shareholders are referred to the announcements dated 20 November 2008 and 26 November 2008 in which shareholders were advised that Aflease Gold Limited ("Aflease"), which is listed on the JSE Limited, and BMA Gold Limited ("BMA"), which is listed on the Australian Securities Exchange, have entered into an agreement regarding a conditional transaction which provides for the dual primary inward listing of BMA on the JSE and the subsequent acquisition by BMA of all the issued ordinary shares of Aflease, to be implemented in South Africa through a scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, 1973, between Aflease and its ordinary shareholders.

Aflease is pleased to announce that at the scheme meeting held on Wednesday, 21 January 2009, the scheme members present and voting, either in person or by proxy, unanimously approved the scheme.

2 Conditions for the scheme

The implementation of the scheme is subject to the fulfilment or waiver (where permitted) of a number of conditions which were specified in the announcement dated 20 November 2008. The material conditions still to be met are:

- that there will be in existence legally binding arrangements to ensure that all of the Aflease convertible bonds have been or will be cancelled or transferred to BMA in consideration for the issue of the BMA convertible bonds; and
- that Competition Commission approval (if required), shall have been obtained in both South Africa and Australia.

Aflease anticipates that a meeting of Aflease bond holders will take place during mid-February 2009 to seek the necessary waiver in respect of the first mentioned material condition.

3 Salient dates

An updated timetable for the scheme, resulting from the delay in the fulfilment of the conditions, is set out below:

	2009
Finalisation date announcement once all conditions have been fulfilled and/or waived to be released on SENS	Friday, 20 February
Finalisation date announcement once all conditions have been fulfilled and/or waived to be published in the press	Monday, 23 February
Last day to trade ordinary shares on the JSE in order to be recorded in the register on the consideration record date	Friday, 27 February
Suspension of Aflease's listing on the JSE from the commencement of trading on the JSE	Monday, 2 March
BMA ordinary shares will be listed and trading will commence on the JSE at the commencement of trading on the JSE under JSE code "GDO"	Monday, 2 March
Consideration record date, being the date on which Aflease ordinary shareholders must be recorded in the register in order to be eligible to receive the scheme consideration	Friday, 6 March
Operative date of the scheme, from the commencement of trading on the JSE	Monday, 9 March
Termination of Aflease's listing on the JSE, from the commencement of trading	Monday, 9 March

Notes:

1. The abovementioned times are South African times and are subject to change. Any change to the above dates and times will be agreed upon by BMA and Aflease and advised to Aflease ordinary shareholders by release on SENS and publication in the press.
2. If you wish to rematerialise or dematerialise your ordinary shares, please contact your CSDP or broker. However, no rematerialisation or dematerialisation will take place after Friday, 27 February 2009. Only dematerialised ordinary shares may be traded on the JSE.

4 Chairperson's report

A copy of the chairperson's report on the scheme meeting will be available for inspection at Aflease's registered office during normal business hours situated at First Floor, 45 Empire Road, Parktown, 2193 from Thursday, 22 January 2009 until the date on which the application is made to the Court to sanction the scheme, anticipated to be on 3 February 2009.

Parktown, Johannesburg
21 January 2009

Corporate advisor and sponsor in South Africa

MACQUARIE

dPAS024/e

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")

DISPOSAL OF RANDGOLD SHARES BY AFLEASE

Further to the acquisition issue announcement dated 26 November 2008 whereby Aflease undertook to acquire, in a number of separate tranches, not less than 3 million and not more than 7.5 million Randgold & Exploration Company Limited ("Randgold") shares in a 10 for 1 share swap with Trinity Asset Management Proprietary Limited ("Trinity"), Aflease and Trinity have concluded the first tranche of 3 million Randgold shares in exchange for 30 million Aflease shares. Subsequent to the conclusion of the first tranche, Aflease has successfully disposed of the 3 million Randgold shares at an average price of R12.72 per Randgold share, which is equivalent to R1.27 per Aflease share, to Investec Limited. The effect of the first tranche of the transaction is the raising of R38 million of additional capital for Aflease at an average Aflease share price of R1.27.

Parktown, Johannesburg
13 January 2009

Corporate adviser and sponsor
MACQUARIE FIRST SOUTH ADVISERS (PTY) LIMITED

GOLD ONE

CAPITALISING ON OPPORTUNITIES

GOLDONE INTERNATIONAL LIMITED

(Currently BMA Gold Limited)
(Incorporated in Australia)
(ACN: 094 265 746)
Share code on the JSE: GDO
("Gold One International" or "BMA" or "the Company")

PRE-LISTING STATEMENT

Prepared and issued in terms of the Listings Requirements of the JSE Limited ("JSE")

This pre-listing statement is issued in the name of Gold One International Limited ("Gold One International"), which at the date hereof still has the name BMA Gold Limited. On implementation of the scheme of arrangement described in this pre-listing statement, BMA Gold Limited will be renamed Gold One International Limited. All references herein to Gold One International and BMA should be read in this context.

This pre-listing statement is neither an invitation to the public to subscribe for, nor an offer to purchase BMA shares, but is issued in terms of the JSE Listings Requirements for the purpose of providing information to the public in regard to the dual primary listing of the BMA shares on the JSE.

The BMA shares are presently listed only on the Australian Securities Exchange ("ASX"). The ordinary shares of Aflease Gold Limited ("Aflease") are presently listed on the JSE. BMA wishes to effect an acquisition of all the ordinary shares of Aflease by way of a scheme of arrangement between Aflease and the Aflease ordinary shareholders. The listing of the BMA shares on the JSE is a pre-requisite for the implementation of such scheme. Should the scheme become unconditional, BMA will on the operative date of the scheme, which is expected to be Monday, 23 February 2009, acquire the entire issued ordinary share capital of Aflease and BMA's shares will be listed on the JSE.

The JSE has granted, subject to the scheme becoming operative and all the conditions set out in paragraph 45 of this pre-listing statement being met, a dual primary listing of all of the issued BMA shares on the "Mining: Gold Mining" section of the JSE List under the abbreviated name GOLDONE and trading code GDO, with effect from the commencement of trading on the JSE on Monday, 16 February 2009 by way of an introduction. Accordingly, if the scheme becomes operative and all the conditions set out in paragraph 45 of this pre-listing statement have been met, BMA will have its primary listing on the ASX and a dual primary listing on the JSE. Unless the context indicates otherwise, the information in this pre-listing statement has been prepared for BMA on the assumption that the scheme has become unconditional and all the conditions set out in paragraph 45 of this pre-listing statement have been met.

At the last practicable date prior to the finalisation of this pre-listing statement, namely Thursday, 4 December 2008, and assuming the anticipated 20:1 consolidation of its ordinary shares will be implemented, the issued share capital of BMA comprised 24,150,706 ordinary shares. After implementation of the scheme, based on the number of BMA ordinary shares and Aflease ordinary shares in issue as at the last practicable date, 580,301,995 BMA shares will be issued. There are no treasury shares held by any member of the BMA group, save for the 126 434 treasury shares in Aflease.

BMA shares will only be traded on the JSE as dematerialised shares. Accordingly, any person who purchases BMA shares and who elects to receive BMA shares in certificated form will be required to dematerialise such certificated shares in order to be able to trade such shares on the JSE.

The directors of BMA at the last practicable date, whose names are disclosed in paragraph 15 of the detailed pre-listing information, accept, collectively and individually, full responsibility for the accuracy of the information with respect to BMA given in this pre-listing statement and certify that, to the best of their knowledge and belief, no facts have been omitted from this pre-listing statement which would make any statement with respect to BMA false or misleading, and that they have made all reasonable enquiries to ascertain such facts and confirm that this pre-listing statement contains all information required by law and the JSE Listings Requirements.

The directors of Aflease at the last practicable date, whose names are disclosed in paragraph 15 of the detailed pre-listing statement, accept, collectively and individually, full responsibility for the accuracy of the information with respect to Aflease given in this pre-listing statement and certify that, to the best of their knowledge and belief, no facts have been omitted from this pre-listing statement which would make any statement with respect to Aflease false or misleading, and that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the JSE Listings Requirements.

This pre-listing statement has been prepared on the assumption that BMA shareholders will approve the necessary resolutions relating to the listing of BMA on the JSE and the acquisition of all the shares of Aflease.

An abridged version of this pre-listing statement will be released on SENS and published in the press on Friday, 6 February 2009.

Date of issue: 19 December 2008

South African
Corporate advisor and sponsor

MACQUARIE

Australian
Corporate advisor

Hartleys

Independent reporting accountants

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Auditors

ERNST & YOUNG

Attorneys to Aflease
South Africa

DENEYS REITZ
ATTORNEYS

Legal counsel to BMA

Blake Dawson

United States

LATHAM & WATKINS LLP

Legal counsel to corporate advisor

edward nathan sonnenbergs

Independent technical expert

SRK Consulting
Engineers and Scientists

Independent technical expert

SRK Consulting
Engineers and Scientists

CORPORATE INFORMATION

In South Africa

Company Secretary and Representative office

Kenneth John Winters, B.Com
First Floor, 45 Empire Road
Parktown
2193
(Postnet Suite 345, Private Bag X30500, Houghton, 2041)

Corporate advisor and sponsor

Macquarie First South Advisers (Pty) Limited
(Registration number 2003/014483/07)
The Place, South Wing
1 Sandton Drive
Sandown
2196
(PO Box 783745, Sandton, 2146)

Transfer secretaries

Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg
2001
(PO Box 61051, Marshalltown, 2107)

In Australia

Registered office

Level 3, 100 Mount Street
North Sydney
NSW
2060
(PO Box 1244, North Sydney, NSW, 2059)

Corporate advisor

Hartleys Limited
Level 6
141 St Georges Terrace
Perth
Western Australia
6000
(PO Box 2777, Perth, WA, 6001)

Transfer agent

Registries Limited
Level 7
207 Kent Street
Sydney
New South Wales
2000
(GPO Box 3993, Sydney, NSW, 2001)

Attorneys

South Africa

Deneys Reitz Inc.
(Registration number 1984/003385/21)
8 Riebeeck Street
8th Floor, Southern Life Centre
Cape Town
8001
(Private Bag X10, Roggebaai, 8012)

United States

Latham & Watkins
99 Bishopsgate
London
EC2M 3XF
United Kingdom

In South Africa

Legal counsel to corporate advisor

Edward Nathan Sonnenbergs Inc.
(Registration number 2006/018200/21)
150 West Street
Sandown
Sandton
2196
(PO Box 783347, Sandton, 2146)

Independent technical expert

Steffen, Robertson and Kirsten
(South Africa) (Pty) Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo
2196
(PO Box 55291, Northlands, 2116)

Independent reporting accountants

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
(Registration number 1998/012055/21)
Chartered Accountants (SA)
2 Eglin Road
Sunninghill
2157
(Private Bag X36, Sunninghill, 2157)

Bankers

First National Bank
2nd Floor, West Tower
88 Stella Street
Sandton, 2196
(PO Box 7791, Johannesburg, 2000)

In Australia

Legal counsel to BMA

Blake Dawson
Level 32
Exchange Plaza
2 The Esplanade
Perth
WA
6000
(PO Box 7438, Cloisters Square, Perth WA 6850)

Independent technical expert

SRK Consulting
Level 2
44 Market Street
Sydney
NSW
2000
(PO Box 943, West Perth WA 6872 Australia)

Auditors

Ernst & Young
Ernst & Young Centre
680 George Street
Sydney
NSW
2000
(GPO Box 2646, Sydney NSW 2001)

Bankers

Commonwealth Bank of Australia
Institutional Banking
Level 15
52 Martin Place
Sydney
NSW
2000

NOTICE TO SHAREHOLDERS

Forward-looking statements

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this document is released, published or distributed should inform themselves about, and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or a solicitation of an offer to purchase or subscribe for, any shares or other securities, or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

This document contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that BMA or Aflease believe, expect or anticipate will or may occur in the future (including, without limitation, statements regarding mineral resources, future gold production, future revenue, exploration results, potential mineralisation and future plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of BMA or Aflease (as the case may be) based on information currently available to them. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the BMA group to differ materially from those discussed in the forward-looking statements, and even if such actual results are realised or substantially realised, there can be no assurance that they will have the expected consequences to, or effects on the BMA group. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the scheme as a result of one or more of the closing conditions not being fulfilled, the possibility that future exploration results will not be consistent with the expectations of BMA or Aflease (as the case may be), changes in equity markets, changes in gold markets, foreign currency fluctuations, political developments in Australia, South Africa, Namibia or Mozambique, changes to regulations affecting BMA's or Aflease's activities, uncertainties relating to the availability and costs of financing needed in the future, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, BMA disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although BMA and Aflease believe that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to United States shareholders

The securities to be issued pursuant to the scheme have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States, and may only be transferred in transactions exempt from registration under the US Securities Act or pursuant to an effective registration statement.

TABLE OF CONTENTS

The definitions and interpretations commencing on page 13 of this pre-listing statement apply throughout this document, including these salient features.

The information set out in this section of the pre-listing statement is an overview only and is not intended to be comprehensive. It should be read in conjunction with the information contained in the other sections of this pre-listing statement.

1. INTRODUCTION

The BMA shares are presently listed on the ASX, while the ordinary shares of Aflease are presently listed on the JSE. BMA wishes to effect an acquisition of all Aflease ordinary shares by way of a scheme of arrangement between Aflease and the Aflease ordinary shareholders. The acquisition will be achieved through the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares post the anticipated BMA consolidation such that the previous Aflease shareholders thereafter will hold the majority of the BMA shares. The listing of the BMA shares on the JSE is a pre-requisite for the implementation of the scheme. Should the scheme become unconditional, BMA will on the operative date of the scheme, which is expected to be Monday, 23 February 2009, acquire the entire issued ordinary share capital of Aflease and BMA's shares will be listed on the JSE.

The JSE has granted, subject to the scheme becoming operative and all the conditions set out in paragraph 45 of this pre-listing statement being met, a dual primary listing of all the issued BMA shares on the "Mining: Gold Mining" sector of the JSE List under the abbreviated name GOLDONE and trading code GDO, with effect from Monday, 16 February 2009. Accordingly, if the scheme becomes operative and all the conditions set out in paragraph 45 of this pre-listing statement are met, BMA will have a primary listing on the ASX and a dual primary listing on the JSE. In addition, BMA's name will change to Gold One International Limited. Unless the context indicates otherwise, the information in this pre-listing statement has been prepared for BMA on the assumption that the scheme has become unconditional.

2. BMA GROUP STRUCTURE

The structure of the BMA group upon implementation of the scheme is set out below. A full list of the BMA subsidiaries after implementation of the scheme is set out in Annexure 10 to this pre-listing statement.


BMA Gold Limited
100%
Twin Hills Operations (Pty) Limited
100%
Australian Silicon Operations (Pty) Limited
100%
Aflease Gold Ltd
100%
Entendeka Prospecting and Mining Company (Pty) Ltd (Namibia)
100%
Aflease Gold Share Incentive Scheme
100%
New Kleinfontein Mining Company Ltd
97%
2.5%
Noble Trade
100%
New Kleinfontein Goldmine (Pty) Ltd
100%
New Kleinfontein Gold Claims (Pty) Ltd
100%
New Kleinfontein Rehabilitation Trust

3.1 Nature of business

BMA is an Australian based gold exploration and development company which is presently listed on the ASX, focused on the Twin Hills Gold project in Central Eastern Queensland. Exploration is focused on increasing the resources to a level sufficient to support a mining operation. BMA also maintains an active project generation programme that is aimed at leveraging the experience and the global networks of its directors.

Aflease is a South African-based gold exploration and development company which is listed on the JSE. It is a junior mining company currently involved in exploration in South Africa, Namibia and Mozambique focusing on the development of high margin, low technical risk, shallow underground gold mines.

Upon implementation of the scheme, BMA will have acquired all of the issued shares of Aflease and Aflease will be delisted from the JSE.

3.2 Projects

3.2.1 Australian

3.2.1.1 Twin Hills

The current project focus of BMA is the Twin Hills Gold Project. Twin Hills is located in the Drummond Basin, a large intracratonic basin that developed in central Queensland between the Late Devonian and the early Carboniferous. Sedimentation in the Drummond Basin has been sub-divided into three tectono-stratigraphic cycles separated by minor orogenic events (disconformities and unconformities) Cycle 1 contains coarse intermediate to felsic volcanic and intrusive rocks possibly mixed with coarse clastic, mostly terrestrial, sediments. The volcanics occur in separate sub-basins around probable eruptive centres. Andesitic intrusions and volcanoclastic rocks are common. All the known economic epithermal gold deposits in the Drummond Basin are hosted by Cycle 1 sediments. Cycle 1 formations in the Twin Hills area include the Bimurra Volcanics and the Silver Hills Volcanics. A combination of Tertiary and Quaternary cover masks the underlying geology and makes exploration quite difficult.

Duval Mining (later the Battle Mountain Gold Company – "Battle Mountain") discovered the Pajingo low-sulphidation epithermal system in the northern Drummond Basin in 1983, and identified the Scott Lode in November 1984. This find triggered a stampede of interest in the potential for near-surface epithermal gold mineralisation in this previously neglected area. Subsequently, the Wirralie and Yandan low-sulphidation epithermal gold deposits were discovered and mined, along with the Koala and Glen Eva mines located near Mount Coolon and the Belyando and Lucky Break gold deposits located south-east of the Twin Hills project area.

In 1987 Metana Minerals NL discovered the 309 mineralisation at Twin Hills. Drilling of the 309 deposit using RC and gold coring commenced early in 1988 and by the end of that year a small inferred resource had been outlined at 309 and a large low-grade body of mineralisation outlined at Lone Sister.

In 1998 the first resource to JORC standards was published by Homestake. A combined total of 8.3 Mt @ 2.1 g/t Au had been outlined at that time at the 309 and Lone Sister deposits. Drilling definition has improved since the Homestake estimate in 1998, with more holes having been drilled at much closer spacing. As is often the case, this has resulted in a significant reduction in the tonnage estimate (from 8.26Mt in 1998 to 1.80Mt in 2007 for the 309 and Lone Star deposits combined) but a substantial improvement in the overall grade estimate from 2.1 g/t Au in 1998 to 4.7 g/t Au in 2007.

Mining commenced at 309 in 2006 with the ore being hauled 280 km to the Rishton Mill, located 35km south-east of Charters Towers. The fixed costs of operating the Twin Hills Mine and Rishton Mill were high and required ore to grade over 15g/t gold

to be profitable. Unfortunately this grade could not be achieved consistently. BMA decided to close the Twin Hills Mine and sell all the surface equipment to assist with the funding of a new exploration programme designed to significantly increase the resources at Twin Hills.

In the first half of 2008 BMA completed an air core drilling programme and an Induced Polarisation (IP) electrical geophysical programme, resulting in the identifying of new areas of coincident, anomalous gold and arsenic assay results to the south of the 309 deposit and to the West of the Lone Sister deposit. Such anomalism can be associated with the presence of underlying gold mineralised structures that may be assessed with deeper drilling.

The IP electrical geophysical programme covered a 5km by 2.5km area around the 309 gold deposit and has identified alteration associated with 309 and two strongly anomalous zones that may indicate the presence of new centres of alteration and mineralisation in close proximity to 309. In addition, a new zone of anomalism was identified 2km to the north of 309 coincident with a strong magnetic feature. Two of these new areas have had no previous drilling and there has been limited drilling at the third. A small RC programme was undertaken by BMA in September 2008 to follow-up these anomalies. Results recently received showed no significant gold intersections from this drilling and a full assessment of all results is underway.

3.2.2 South Africa

3.2.2.1 Modder East Gold Project

Modder East will be the first new mine built on the East Rand in 28 years. The mine is currently under construction and the first gold pour is scheduled for the fourth quarter of 2009.

The Modder East project area is situated on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg, and is located in one of South Africa's richest historic gold mining districts. The project consists of the Modder East and UC Prospect areas, where the Black Reef and the UK9a Kimberley Reef have been identified.

The Modder East project encompasses a shallow underground mine (300 metres to 530 metres below surface) with a dedicated gold treatment facility with a production capacity of 100,000 tonnes per month.

Mining at Modder East will employ a combination of conventional and mechanised mining techniques. Access to the ore body will be by trackless decline from surface to the footwall of the reef horizons. The decline will serve as a roadway for vehicles to transport material into- and rock out of the mine. Additionally, a vertical shaft is being sunk and will be used to transport personnel in and out of the mine and to provide ventilation.

During the construction phase Aflease will continue with exploration targeted on the Kimberley Reef horizon, which remains largely unexplored with significant upside. Two low grade northeast-southwest trending basal channels that could contribute more than 300,000 gold ounces to the life of the mine, dependent on working cost/gold price, are currently being subjected to an in depth geological/mechanized mining exercise.

At present, the trackless decline development has advanced a total of just over 1,794 metres and is only 272 metres away from the first footwall drive. A dedicated return airway has been established from 210 metres below collar to surface, which ensures excellent environmental conditions. The current return airway position is approximately 24 metres above the reef intersection and equates to just less than 172 metres of development to the reef horizon. The vertical shaft has already reached a depth of 207 metres from surface and will be 345 metres deep when completed.

Construction of the 100,000 tonnes per month processing plant commenced in the last quarter of 2007 and is expected to be completed at the end of the first quarter of 2009. The DME approved the tailings disposal facility (TDF) design on 11 June 2008 and the construction of same has commenced.

Mineral Reserves and Resources

In December 2007 Aflease announced a revised reserve and resource estimate for Modder East as a result of the completion of a Phase II drilling program carried out during 2006, and continued drilling and assessment during 2007. The main components of the Modder East mineral resources are:

- The Black Reef Buckshot Pyrite Leader Zone ("BPLZ");
- The Black Reef Channel Facies ("Channel");
- The Blanket Facies ("BF");
- The UK9A Kimberley Reef ("UK9A"); and
- The UK5A Kimberley Reef ("UK5A").

Geology and Mineralisation

Modder East is located in the East Rand Basin of South Africa, which lies in the north-eastern quadrant of the Witwatersrand Basin. Most gold mineralisation in the East Rand is hosted in quartz-pebble conglomerate beds or reefs.

The Black Reef is the principal target at Modder East and dips shallowly at approximately 3° to the south. It contains three distinct facies. At the top is the Buckshot Pyrite Leader Zone ("BPLZ"), which averages 0.5 metres in width and is the primary mining target. The BPLZ is a placer deposit, with gold present within a heavy mineral suite dominated by pyrite and hosted within a conglomerate. The BPLZ overlies the Blanket Facies, a 1.3 metre thick quartzite which has relatively low gold grades and is not a principal target at Modder East. At the base of the Black Reef is the Channel Facies, a 3 metre thick, erosional feature.

The UK9A and UK5A Reefs dip shallowly to the south between 6° and 12° with mineralisation contained within sedimentary channel features. These channels range from several tens of metres to hundreds of metres in width. At the Modder East gold project, the UK9A and UK5A Reefs have been drilled and evaluated between 290 metres and 530 metres below surface.

3.2.2.2 Sub Nigel 1

The Sub Nigel gold mine is situated 1km northwest of the town of Nigel on the East Rand. The Sub Nigel mine produced 15 million ounces of gold from the Nigel Reef between 1909 and 1971. A total of 29.7 million tonnes of ore at an average head grade of 15.7g/t were milled during this period. The 900m deep Sub Nigel 1 Shaft is in the process of being re-commissioned and mining is expected to commence in the first quarter of 2009 and is expected to produce 6,000 ounces of gold per annum from a production rate of 6,000 tonnes of ore per month at a steady state cost of ZAR 138,000 per kilogram. The ore from Sub Nigel will initially be processed through the Modder East plant.

A second phase during which mine production will be increased to 12,000 tonnes per month is envisaged to follow the successful implementation of phase 1. In December 2006, Aflease announced a revised resource estimate for the Nigel Reef at Sub Nigel, the Main Reef at Spaarwater and the Erosion Channel.

3.2.2.3 Sub Nigel 6

The Big Pebble Marker and Nigel Reef prospects are both located on the western extension of Vlakfontein Gold Mine in the Nigel Magisterial district.

The resource estimation is based on work done by Camden Geo Services, utilising historical borehole and assay data from the 2,000 metre decline on-reef development and 600 metre incline on-reef development. The resource lies between 2,000 and 2,600 metres below surface and is divorced from the flooded East Rand Basin as a plug has been constructed between the West Vlakfontein decline and the adjacent mine.

3.2.2.4 *New Kleinfontein and Turnbridge*

The dormant New Kleinfontein and Turnbridge gold mines are situated near the town of Benoni on the East Rand. Gold was first discovered at New Kleinfontein in 1894 and gold mining began at the New Kleinfontein Gold Mine in 1897. It is estimated that, at the closure of the mine in 1967, approximately 298,000kg (9.5Moz) of gold had been recovered from 45.7Mt of ore, principally from the Main Reef.

The New Kleinfontein property currently contains an audited Inferred resource base of 2.5 million tonnes grading 6.9 g/t for a total of 549,000 ounces of gold. The Turnbridge property currently contains an audited Inferred resource base of 1.8 million tonnes grading 4.8 g/t for a total of 280,000 ounces of gold. Both the New Kleinfontein and Turnbridge resource estimates have been calculated using a 300 cmg/t cut-off grade.

Exploration activities are underway at the two properties with the aim of upgrading the bulk of the resource to the indicated category. A mining right application has been prepared to convert the existing prospecting right into a mining right, and will be submitted once the resource had been upgraded to the indicated category.

3.2.2.5 *Holfontein*

The 2,181ha Holfontein Project is contiguous with and due east of Modder East.

The Holfontein (TCL) Gold Mining Company Limited, a subsidiary of the Transvaal Consolidated Lands & Exploration Company Limited, was started on the farm Holfontein. It is unclear exactly when the Holfontein gold mine started, but a share issue on 26 January 1937 gives some indication of its vintage. A shaft was sunk in the south-eastern sector of the farm and a small amount of development was carried out on the Main Reef.

Exploration activities have commenced in the prospect area. Work will initially focus on Main Reef remnants above the water level together with drill indicated Upper Leader Reefs (3m to 30m above the Main Reef) in the north-eastern quadrant of the Modder East prospect. Resources delineated on Modder East will then be used to direct exploration activities on Holfontein in order to optimise the probability of success.

3.2.2.6 *Ventersburg*

Aflease's 9,760 hectare Ventersburg Project is situated in the Witwatersrand Basin in Free State Province east of the main Free State Goldfields, approximately 25km southeast of the city of Welkom. Aflease announced in November 2006 that the South African Department of Minerals and Energy had formally granted the prospecting right to Aflease for the Ventersburg Project.

Some 78 boreholes were drilled in and around the prospect area between 1948 and 2004. In the northern portion of the area, 32 drillholes intersected the "A" Reef with assay returns ranging from 1.31g/t to 30.35g/t gold over widths of up to 2.0m at depths of between 530m and 860m. The Leader Reef, located some 100m below the "A" Reef is also present in the area although it is less well developed.

The project area is located within a northerly trending graben structure, which is bounded to the west by the Virginia Fault and to the east by the Ventersburg Fault. A number of easterly trending normal faults transect the area, with downthrows to the south. The "A" Reef dips shallowly to the west, east of the Virginia fault.

Aflease commenced a diamond drilling program in May 2007 to establish continuity of the reef horizon as well as the economic feasibility of the "A" Reef. Results of the ongoing drilling program have not been included in the inferred mineral resource estimate and the resource potential of the "A" Reef will be evaluated upon completion of the drilling programme.

In February 2008 Aflease announced a new SAMREC compliant inferred mineral resource estimate for its Ventersburg 1 project.

3.2.3 Namibia

3.2.3.1 *Etendeka*

Aflease has a 100 percent interest in Etendeka which holds an Exclusive Prospecting Licence for an area 65, 000 hectares in extent in respect of base and rare metals, precious metals and precious stones. The property is located in the Outjo district of north-western Namibia.

The potential for granites of the Fransfontein Granite Suite to host iron-oxide-copper-gold (IOCG) mineralisation has been recognised and two exploration phases completed to date.

Two drill target areas have been identified and drilling commenced in October 2008.

3.2.4 Mozambique

3.2.4.1 *Tulo*

Aflease holds a 100 percent interest in Noble Trade which in turn is the holder of a Mining Concession for an area 21,760 hectares in extent in respect of gold and tourmaline. The property is situated approximately 170 kilometres north of Lichinga, the capital of Niassa Province in of north-western Mozambique. In terms of the sale agreement dated 2 April 2008 and addenda thereto, the payment of R500 000 is due and payable to Noble Trade on 1 January 2009. The payment will be settled by the issue of Aflease ordinary shares issued at the 30-day VWAP per share.

The potential for both alluvial and primary mineralisation has been recognised. Highly favourable geological setting with primary gold contained within quartz veins in metasedimentary volcanic rocks (greenstones).

4. REASONS FOR THE LISTING ON THE JSE

The reasons for listing of the BMA shares on the JSE are as follows:

- On 17 September 2004 the SARB announced that non-South African companies can apply for an inward listing of their shares on the JSE and use such shares as acquisition currency for South African assets, subject to the approval of the SARB. The listing of BMA's shares on the JSE provides a mechanism for facilitating the acquisition of Aflease pursuant to the scheme;
- Being listed on the JSE, a non-South African company can raise capital from South African investors, which provides BMA with an additional market through which the efficient funding of the BMA group's South African projects and other African exploration and acquisition opportunities may be facilitated;
- To assist in the execution of any additional BEE transactions that may present themselves as opportunities to the BMA group, thus enabling the BMA group to further enhance its BEE status and credibility; and
- To afford South African resident employees and institutional investors the opportunity to participate directly in the equity and future growth of the BMA group.

5. COPIES OF THE PRE-LISTING STATEMENT

Copies of this pre-listing statement, in English only, may be obtained any time during normal business hours as of 19 December 2008 from the South African representative office of BMA, Macquarie and the South African transfer secretaries, details of which are set out in the corporate information section.

DEFINITIONS AND INTERPRETATION

In this pre-listing statement and the annexures hereto, unless the context indicates otherwise, references to the singular include the plural and *vice versa*, words denoting one gender include others, expressions denoting natural persons include juristic persons and associations of persons and *vice versa*, and the words in the first column shall have the meanings stated opposite them in the second column, as follows:

"309 Deposit"	a zone of gold bearing mineralisation located within the Twin Hills Mining Lease;
"309 Mine"	the resources and reserves within the 309 Deposit and/or the mine development of those resources and reserves;
"the Act"	the Companies Act, 1973 (Act 61 of 1973) of South Africa, as amended;
"ADR"	American Depository Receipts, being negotiable United States of America certificates representing ownership of shares in a non-United States of America corporation, which are quoted and traded freely like other securities in the United States of America over-the-counter market and stock exchanges;
"Aflease"	Aflease Gold Limited (registration number 1984/006179/06), a public company incorporated in accordance with the laws of South Africa and the ordinary shares of which are listed on the JSE, but which listing of ordinary shares on the JSE will be terminated pursuant to the scheme with effect from the commencement of trade on the JSE on Monday, 23 February 2009;
"Aflease ADR"	an ADR representing 10 Aflease ordinary shares;
"Aflease convertible bonds"	the 600 bonds of ZAR1 000 000 each issued on 13 December 2007 by Aflease and that are convertible into Aflease ordinary shares five years from date of issue, or earlier on the occurrence of certain trigger events described in the terms and conditions governing those bonds;
"Aflease group"	Aflease and its subsidiaries from time to time;
"Aflease ordinary shareholders"	the registered holders of Aflease ordinary shares;
"Aflease ordinary shares"	the ordinary shares with a par value of 57 cents in the issued share capital of Aflease;
"Aflease retainment share options"	options to acquire Aflease ordinary shares issued in terms of the Aflease staff share scheme granted to key employees which vest on the third anniversary of the grant date;
"Aflease staff share options"	options to acquire Aflease ordinary shares issued in terms of the Aflease staff share scheme which vest a third on the grant date, a third on the first anniversary and a third on the second anniversary of the grant date;
"Aflease staff share scheme"	the Aflease Gold Share Incentive Scheme Trust (Master's reference number IT2345/05);
"African Company"	in terms of the current Exchange Control policy, a company will be deemed to be regarded as "African" if it is domiciled in Africa or its activities are geographically located in Africa. Companies that are domiciled outside of Africa with the majority of their activities geographically located in countries which are part of the African Union will also be included in this classification;

"AIFRS" or "Australian IFRS"	Australian International Financial Reporting Standards, which is equivalent to IFRS;
"ASX"	ASX Limited (ACN 008 624 691) or, if the context requires, the financial market conducted by it, known as the Australian Securities Exchange;
" ASX Listing Rules"	the Listing Rules of ASX and any other rules of the ASX as are applicable to BMA;
"AUD" or "$"	the official currency of Australia, the Australian dollar;
"Australian Silicon Operations"	Australian Silicon Operations Pty Limited (ACN 091 097 675), a private company incorporated under the laws of Australia, and a wholly-owned subsidiary of BMA;
"BEE"	Broad-Based Black Economic Empowerment;
"BMA" or the "Company"	BMA Gold Limited (ACN: 094 265 746), a company incorporated in accordance with the laws of Australia, the ordinary shares of which are listed on the ASX, it being recorded that BMA intends to change its name to Gold One International Limited, as a consequence of the scheme;
"BMA ADR"	an ADR representing 10 BMA ordinary shares, post the anticipated BMA consolidation;
"BMA consolidation"	a consolidation of the BMA shares such that BMA shareholders will receive 1 BMA share for every 20 BMA shares currently held;
"BMA convertible bonds"	the Aflease convertible bonds as amended conforming to the attributes stated in paragraph 34 of this pre-listing statement;
"BMA Group"	BMA and its subsidiaries from time to time;
"BMA shareholders"	the holders of BMA shares;
"BMA shares"	ordinary shares in the capital of BMA;
"Board"	the board of directors of BMA from time to time acting, collectively, as a board;
"Bothaville"	a prospecting area 8956,7042 hectares in extent situated in the Magisterial District of Bothaville, Free State Province, South Africa;
"certificated shares"	BMA shares for which physical BMA share certificates have been issued;
"the common monetary area"	the Republic of South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia;
"Computershare"	Computershare Investor Services (Proprietary) Limited (registration number: 2004/003647/07), a private company incorporated in South Africa and the transfer secretaries of BMA in South Africa;
"consideration record date"	the latest date and time for Aflease ordinary shareholders to be recorded in the Aflease register in order to receive the scheme consideration, being 17:00 on the business day preceding the operative date, which business day is expected to be Friday, 20 February 2009;
"constitution"	the constitution of BMA;
"Corporations Act"	Corporations Act 2001 (Cth), Australia;

"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialised shareholders"	BMA shareholders who elect to receive dematerialised shares;
"dematerialised shares"	BMA shares which have been incorporated into the Strate System and which are not evidenced by physical share certificates or other documents of title;
"DME"	the South African Department of Minerals and Energy;
"DMS"	dense medium separation, a way of separating heavy minerals from waste material using a flotation process;
"documents of title"	share certificates, certified transfer deeds in respect of balance of receipts and electronic statements and dematerialised shares or any other documents of title acceptable to BMA in respect of its shares;
"emigrant"	an emigrant from the Republic whose address is outside the common monetary area;
"Employee Option Plan"	the BMA Gold Limited Employee Option Plan;
"Etendeka"	Etendeka Prospecting and Mining Company (Pty) Limited (registration number: 2003/290) a private company incorporated in accordance with the laws of Namibia;
"Exchange Control Regulations"	the South African Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the South African Currency and Exchange Act, 1933 (Act 9 of 1933), as amended;
"GST"	Goods and Services Tax, a value-added tax of 10 percent on certain goods and services transactions as imposed by the Goods and Services Act, 1999 in Australia;
"Gold One International"	Gold One International Limited, the name that BMA intends to adopt as a consequence of the scheme, it being recorded for the avoidance of doubt that Gold One International Limited will be the same legal entity as BMA;
"Holfontein"	a prospecting area 2 180,5 hectares in extent situated on the Farm Holfontein in the Magisterial District of Springs, Gauteng Province, South Africa;
"IFRS"	International Financial Reporting Standards which comprise standards and interpretations approved by the International Accounting Standards Board, International Financial Reporting Interpretations Committee and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee;
"JORC"	Joint Ore Reserves Committee – The Australasian Institute of Mining and Metallurgy. The guidelines of the JORC Code (2004) are observed in the calculation and reporting of ore resources and ore reserves in Australia;
"the JSE"	JSE Limited (registration number 2005/022939/06), a limited liability public company duly incorporated in the Republic of South Africa, and an exchange licensed in terms of the Securities Services Act;
"JSE Listings Requirements"	the JSE Listings Requirements, as amended from time to time, which will be applicable to BMA by virtue of its shares being listed on the JSE;
"km^2"	a square kilometre;

"last practicable date"	Thursday, 4 December 2008, being the last practicable date on which information was capable of being included in this pre-listing statement prior to its finalisation;
"the listing"	the proposed dual primary listing by way of an introduction of the BMA shares on the JSE, on the Mining: Gold Mining sector of the JSE lists under the abbreviated name GOLDONE and trading code: GDO with effect from the commencement of business on Monday, 16 February, 2009;
"Listing Rules"	the Listing Rules of the ASX;
"Lone Sister Deposit"	a zone of gold bearing mineralisation located approximately 7km to the South of the 309 Mine;
"Micawber 400"	Micawber 400 (Pty) Limited (registration number 2005/000717/07), a private company incorporated in accordance with the laws of South Africa;
"Micawber 472"	Micawber 472 (Pty) Limited (registration number 2006/010407/07), a private company incorporated in accordance with the laws of South Africa;
"Modder East"	the new mine under construction situated on the remaining extent of the Farm Cloverfield 75 IR on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg;
"MPRDA"	the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended;
"NAV"	net asset value;
"New Kleinfontein"	New Kleinfontein Mining Company Limited (registration number 1996/002710/06), an unlisted public company incorporated in accordance with the laws of South Africa;
"New Kleinfontein Gold Claims"	New Kleinfontein Gold Claims (Pty) Limited (registration number 1992/15188/07), a private company incorporated in accordance with the laws of South Africa;
"New Kleinfontein Goldmine"	New Kleinfontein Goldmine (Pty) Limited (registration number 1998/007350/07), a private company incorporated in accordance with the laws of South Africa;
"New Kleinfontein Mining Company Rehabilitation Trust"	New Kleinfontein Mining Company Rehabilitation Trust (Master's reference IT3475/95), a trust established in accordance with the laws of South Africa;
"Noble Trade"	Noble Trade and Commerce Limitada (registration number 18.193 C88-45), a company incorporated in accordance with the laws of Mozambique;
"non-resident"	a person whose registered address is outside the common monetary area and who is not an emigrant;
"Official List"	the official list of entities that ASX has admitted and not removed as defined in the Listing Rules;
"operative date"	the date on which the scheme will become operative, being the business day immediately following the consideration record date, which operative date will be notified to ordinary shareholders of Aflease by way of an announcement to be released on SENS and published in the press and which is expected to be Monday, 23 February 2009;

"pre-listing statement" or "this document"	this bound pre-listing statement and its annexures, dated 19 December 2008, prepared in compliance with the JSE Listings Requirements solely for purposes of the listing;
"Randgold shares"	ordinary shares in the share capital of Randgold & Exploration Company Limited (registration number 1992/005642/06), a public company incorporated in accordance with laws of South Africa, with a par value of R0.01 each, listed on the JSE but currently suspended;
"register"	the register of certificated ordinary shareholders maintained by BMA and the sub-registers of dematerialised ordinary shareholders;
"replacement BMA staff share options"	options of BMA to be issued to former holders of Aflease staff share options, having attributes consistent with paragraph 6.2 of the scheme document and terms set out in Annexure 19 to this pre-listing statement;
"replacement BMA retainment share options"	options of BMA to be issued to former holders of Aflease retainment share options, having attributes consistent with paragraph 6.2 of the scheme document and terms set out in Annexure 19 to this pre-listing statement;
"Replacement option plan"	the BMA employee option plan that will replace, after implementation of the scheme, the BMA Option Plan in operation prior to the date of such implementation;
"the Republic" or "South Africa"	the Republic of South Africa;
"Rishton Treatment Plant"	the ore treatment mill located at Rishton near Charters Towers in Queensland;
"SA GAAP"	South African Generally Accepted Principles of Accounting;
"SARB"	the South African Reserve Bank;
"scheme"	the scheme of arrangement in terms of section 311 of the Act proposed by BMA between Aflease and Aflease's ordinary shareholders, details of which are contained in the scheme document, in terms of which BMA will, if the scheme of arrangement becomes operative, acquire the scheme shares and in exchange, the scheme participants will receive the scheme consideration;
"scheme consideration"	the consideration to be received by each scheme participant for the scheme shares held by him/her in terms of the scheme, being 1 BMA share, post the anticipated BMA consolidation, for every 1 scheme share held by the scheme participant;
"scheme document"	the bound document, dated 19 December 2008, relating to the scheme which document will be posted to Aflease ordinary shareholders together with this pre-listing statement;
"scheme participants"	Aflease ordinary shareholders recorded in the Aflease share register as such on the consideration record date, and who are therefore entitled to receive the scheme consideration;
"scheme shares"	all Aflease ordinary shares held by scheme participants on the consideration record date;
"Securities Services Act"	the South African Securities Services Act, 2004 (Act 36 of 2004);
"SENS"	the Securities Exchange News Service of the JSE;
"Shareholders"	the holders of BMA shares from time to time;
"SRK"	SRK Consulting (South Africa) (Pty) Limited, the independent technical expert;

"Strate"	Strate Limited (registration number 1998/022242/06), a public company incorporated in accordance with the laws of South Africa, which is a licensed control securities depository in terms of the Securities Services Act and which is responsible for the electronic clearing and settlement system used by the JSE;
"Sub Nigel 1"	an existing mine currently being re-commissioned situated in the Magisterial District of Nigel on the East Rand in the Gauteng Province of South Africa, approximately 35km to the east of Johannesburg;
"Sub Nigel 4 & 5"	a prospecting area 2643,3942 hectares in extent situated in the Magisterial District of Nigel, Gauteng Province, South Africa;
"Sub Nigel 6"	a prospecting area 3860,5435 hectares in extent, situated in the Magisterial District of Nigel, Gauteng Province, South Africa;
"Sub Nigel 8"	a prospecting area 6540,7174 hectares in extent, situated in the Magisterial District of Nigel, Gauteng Province, South Africa;
"t"	tonne;
"tph"	tonnes per hour;
"TNAV"	tangible net asset value;
"transfer secretaries"	Computershare or Registries Limited;
Trinity	Trinity Asset Management (Proprietary) Limited (registration number 1996/010864/07), a private company incorporated in accordance with the laws of South Africa;
"Tulo"	a mining concession area, 21 760 hectares in extent, situated in the Niassa Province of Mozambique;
"Turnbridge"	a prospecting area 1 315,4880 hectares in extent, situated in the Magisterial District of Benoni, Gauteng Province, South Africa;
"Twin Hills"	Twin Hills Operations Pty Limited (ACN 064 698 504), a private company incorporated in accordance with the laws of Australia, which holds the Twin Hills tenements comprising EPM 8693, EPM 4459, EPM 12012, EPM 14585 and ML 70136, a wholly-owned subsidiary of BMA;
"Twin Hills Mining Lease"	ML70316 which is locked within EPM 8693;
"Twin Hills Tenements"	EPM 8693 and the adjoining mining tenements held by Twin Hills from time to time;
"United States" or "US"	United States of America;
"USD"	the monetary currency of the United States of America, the American dollar;
"US Securities Act"	US Securities Act of 1933, as amended;
"US shareholders"	Aflease shareholders who are resident in the United States and who will receive scheme shares pursuant to the scheme;
"Ventersburg 1"	a prospecting area 9757,8000 hectares in extent, situated in the Magisterial Districts of Virginia, Ventersburg and Hennenman, Free State Province, South Africa;
"Ventersburg 2"	a prospecting area 2842,0614 hectares in extent, situated in the Magisterial District of Hennenman, Free State Province, South Africa;
"VWAP"	the volume weighted average price of Aflease ordinary shares; and
"ZAR" or "R"	the monetary currency of South Africa, the South African Rand.

GOLD ONE
CAPITALISING ON OPPORTUNITIES

GOLDONE INTERNATIONAL LIMITED

(Currently BMA Gold Limited)
(Incorporated in Australia)
(ACN: 094 265 746)
Share code on the JSE: GDO

DETAILED PRE-LISTING INFORMATION

PART A – THE BUSINESS

1. INTRODUCTION

The BMA shares are presently listed on the ASX, while the ordinary shares of Aflease are presently listed on the JSE. BMA wishes to effect an acquisition of all Aflease ordinary shares by way of a scheme of arrangement between Aflease and the Aflease ordinary shareholders. The acquisition will be achieved through the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares post the anticipated BMA consolidation such that the previous Aflease shareholders thereafter will hold the majority of the BMA shares. The listing of the BMA shares on the JSE is a pre-requisite for the implementation of the scheme. Should the scheme become unconditional, BMA will on the operative date of the scheme, which is expected to be Monday, 23 February 2009, acquire the entire issued ordinary share capital of Aflease and BMA's shares will be listed on the JSE.

The JSE has granted, subject to the scheme becoming operative and all the conditions set out in paragraph 45 of this pre-listing statement being met, a dual primary listing of all the issued BMA shares on the "Mining: Gold Mining" sector of the JSE List under the abbreviated name GOLDONE and trading code GDO, with effect from Monday, 16 February 2009. Accordingly, if the scheme becomes operative and all the conditions set out in paragraph 45 of this pre-listing statement are met, BMA will have a primary listing on the ASX and a dual primary listing on the JSE. In addition, BMA's name will change to Gold One International Limited. Unless the context indicates otherwise, the information in this pre-listing statement has been prepared for BMA on the assumption that the scheme has become unconditional.

2. INCORPORATION, HISTORY AND GROUP STRUCTURE

2.1 Incorporation and history

BMA was incorporated in Australia under ACN 094 265 746 on 24 August 2000 under the name Quaestus Limited. BMA's name was changed from Quaestus Limited to Australian Silicon Limited pursuant to a resolution effective 25 October 2001. Australian Silicon Limited was renamed BMA Gold Limited on 8 January 2004.

Since the acquisition of Twin Hills in January 2004, the principal focus of BMA has been the exploration and development of the Twin Hills Tenements in central eastern Queensland. During the 2004 year, BMA developed a plan to mine high grade gold resources at the 309 Mine with ore to be trucked to a treatment plant approximately 300km to the north. This plan aimed to generate early cash flow to fund comprehensive exploration of the Twin Hills Tenements to identify sufficient resources to justify the construction of a treatment plant at the mine site.

BMA commenced the development of the Twin Hills 309 Mine in March 2005 quarter and completed the purchase of Rishton Treatment Plant in April 2005. Mining of the mineralisation known as Area 1 continued throughout the 2006 year. Development to access the mineralisation below Area 1, a zone known as Area 2, progressed in the second half of the 2006 year. During the 2006 year, approximately 20,000 ounces of gold was produced from nearly 56,000 tonnes of ore carrying a grade of 10.9g/t Au.

The project suffered a setback with the announcement by BMA on 16 January 2007, that infill drilling within the high grade blocks of the 309 Mine at Twin Hills was likely to bring about a material downgrade in the Area 2 reserves and would cause production shortfalls adversely impacting on cash generation. The announcement advised that any production plan modifications would require the approval of BMA's bankers.

On 29 January 2007, BMA announced that Twin Hills' mining and milling operations were to be suspended at the end of March 2007. BMA planned aggressive exploration of the 309 Mine and Lone Sister Deposits and other prospective regional targets to delineate additional resources to justify a treatment plant at the mine site.

To fund future exploration, BMA proposed that cash generated from the sale of surplus mining assets and the gold treatment plant be supplemented with the issue of new equity capital. BMA had sought temporary accommodation from its bankers while the recapitalisation was being undertaken. The bank subsequently declared the loan facility was in default.

Ferrier Hodgson was appointed voluntary administrator of BMA and Twin Hills on 30 January 2007. While under administration, the Twin Hills underground mine was decommissioned and the surplus mining assets sold. Accessible economic ore was extracted and processed, with a further 4,200 ounces of gold produced, generating cash to partially fund the mine and mill closures. The gold treatment plant was subsequently placed on care and maintenance and thereafter sold.

After spending much of 2007 restructuring the business while in voluntary administration, BMA re-listed on the ASX on 3 December 2007 following completion of a fully underwritten rights issue and having paid all creditors 100 cents in the dollar. BMA continues to hold the Twin Hills Tenements and is currently focused on exploration of the 7km corridor between the 309 and Lone Sister deposits.

Aflease was incorporated in South Africa as Sub Nigel Gold Mining Company (Pty) Limited on 18 June 1984 under registration number 1984/006179/07. On 10 June 1986 it was converted into a public company and on 20 August 1986 it listed on the JSE with 22,100,000 shares of no par value. On 20 January 2006, Uranium One Africa Limited (formerly Aflease Gold and Uranium Resources), acquired control of Sub Nigel Gold Mining Company by way of a reverse take-over and the latter's name was changed to Aflease Gold Limited. Uranium One's holding in the share capital of Aflease has been diluted from 80 percent to 36 percent by the issue of shares for cash and by the sale in April 2008 of 29 percent of the issued share capital to African Global Capital Limited. Aflease is currently listed in the Mining: Gold Mining sector of the JSE.

In May 2006 Aflease commenced construction of its Modder East Mine which has now reached an advanced stage of development. The first gold pour is expected in the fourth quarter of 2009.

In 2004, Sub Nigel Gold Mining Company drilled a successful hole (WT1) at Ventersburg 1 which intersected the "A" Reef. In May 2007 Aflease commenced with a diamond drilling exploration program to establish the continuity of the reef horizon as well as the economic feasibility of the "A" Reef. The drilling program is ongoing.

In July 2008 Aflease commenced with the recommissioning of the Sub Nigel Gold Mine which is expected to start production in the early part of 2009.

2.2 Group structure

The structure of the BMA group upon implementation of the scheme is set out below. A full list of the BMA subsidiaries after implementation of the scheme is set out in Annexure 10 to this pre-listing statement.



BMA Gold Limited
100%
Twin Hills Operations (Pty) Limited
100%
Australian Silicon Operations (Pty) Limited
100%
Aflease Gold Ltd
100%
Entendeka Prospecting and Mining Company (Pty) Ltd (Namibia)
100%
Aflease Gold Share Incentive Scheme
100%
97%
2.5%
New Kleinfontein Mining Company Ltd
Noble Trade
100%
New Kleinfontein Goldmine (Pty) Ltd
100%
New Kleinfontein Gold Claims (Pty) Ltd
100%
New Kleinfontein Rehabilitation Trust

3. NATURE OF BUSINESS AND PROJECTS

3.1 Incorporation and history

BMA is an Australian based gold exploration and development company which is presently listed on the ASX, focused on the Twin Hills Gold project in Central Eastern Queensland. Exploration is focused on increasing the resources to a level sufficient to support a mining operation. BMA also maintains an active project generation programme that is aimed at leveraging the experience and the global networks of its directors.

Aflease is a South African-based gold exploration and development company which is listed on the JSE. It is a junior mining company currently involved in exploration in South Africa, Namibia and Mozambique focusing on the development of high margin, low technical risk, shallow underground gold mines.

Upon implementation of the scheme, BMA will have acquired all of the issued shares of Aflease and Aflease will be delisted from the JSE.

3.2 Material changes

Other than as set out in paragraph 2.1 above and paragraph 7 below, there have been no material changes in the business of trading objects of BMA during the five years preceding the date of this pre-listing statement. There is no intention to change the business or the trading objects of BMA in the immediate future.

3.3 Government protection and investment encouragement law

The BMA group does not benefit and, upon implementation of the scheme, will not benefit from any government protection or investment encouragement law in the jurisdictions in which it operates and will operate.

3.4 Projects

3.4.1 Australian

3.4.1.1 Twin Hills

The current project focus of BMA is the Twin Hills Gold Project. Twin Hills is located in the Drummond Basin, a large intracratonic basin that developed in central Queensland between the Late Devonian and the early Carboniferous. Sedimentation in the Drummond Basin has been sub-divided into three tectono-stratigraphic cycles separated by minor orogenic events (disconformities and unconformities) Cycle 1 contains coarse intermediate to felsic volcanic and intrusive rocks possibly mixed with coarse clastic, mostly terrestrial, sediments. The volcanics occur in separate sub-basins around probable eruptive centres. Andesitic intrusions and volcanoclastic rocks are common. All the known economic epithermal gold deposits in the Drummond Basin are hosted by Cycle 1 sediments. Cycle 1 formations in the Twin Hills area include the Bimurra Volcanics and the Silver Hills Volcanics. A combination of Tertiary and Quaternary cover masks the underlying geology and makes exploration quite difficult.

Duval Mining (later the Battle Mountain Gold Company – "Battle Mountain") discovered the Pajingo low-sulphidation epithermal system in the northern Drummond Basin in 1983, and identified the Scott Lode in November 1984. This find triggered a stampede of interest in the potential for near-surface epithermal gold mineralisation in this previously neglected area. Subsequently, the Wirralie and Yandan low-sulphidation epithermal gold deposits were discovered and mined, along with the Koala and Glen Eva mines located near Mount Coolon and the Belyando and Lucky Break gold deposits located south-east of the Twin Hills project area.

In 1987 Metana Minerals NL discovered the 309 mineralisation at Twin Hills. Drilling of the 309 deposit using RC and gold coring commenced early in 1988 and by the end of that year a small inferred resource had been outlined at 309 and a large low-grade body of mineralisation outlined at Lone Sister.

In 1998 the first resource to JORC standards was published by Homestake. A combined total of 8.3 Mt @ 2.1 g/t Au had been outlined at that time at the 309 and Lone Sister deposits. Drilling definition has improved since the Homestake estimate in 1998, with more holes having been drilled at much closer spacing. As is often the case, this has resulted in a significant reduction in the tonnage estimate (from 8.26Mt in 1998 to 1.80Mt in 2007 for the 309 and Lone Star deposits combined) but a substantial improvement in the overall grade estimate from 2.1 g/t Au in 1998 to 4.7 g/t Au in 2007.

Mining commenced at 309 in 2006 with the ore being hauled 280 km to the Rishton Mill, located 35km south-east of Charters Towers. The fixed costs of operating the Twin Hills Mine and Rishton Mill were high and required ore to grade over 15g/t gold to be profitable. Unfortunately this grade could not be achieved consistently. BMA decided to close the Twin Hills Mine and sell all the surface equipment to assist with the funding of a new exploration programme designed to significantly increase the resources at Twin Hills.

In the first half of 2008 BMA completed an air core drilling programme and an Induced Polarisation (IP) electrical geophysical programme, resulting in the identifying of new areas of coincident, anomalous gold and arsenic assay results to the south of the 309 deposit and to the West of the Lone Sister deposit. Such anomalism can be associated with the presence of underlying gold mineralised structures that may be assessed with deeper drilling.

The IP electrical geophysical programme covered a 5km by 2.5km area around the 309 gold deposit and has identified alteration associated with 309 and two strongly anomalous zones that may indicate the presence of new centres of alteration and mineralisation in close proximity to 309. In addition, a new zone of anomalism was identified 2km to the north of 309 coincident with a strong magnetic feature. Two of these new areas have had no previous drilling and there has been limited drilling at

the third. A small RC programme was undertaken by BMA in September 2008 to follow-up these anomalies. Results recently received showed no significant gold intersections from this drilling and a full assessment of all results is underway.

SRK's audited Mineral Resource statement for the Twin Hills tenements is presented below:

Deposit	Category	Tonnes (kt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
309	Measured	–	–	–	–	–
	Indicated	250	8.2	14	66	113
	Sub-total	*250*	*8.2*	*14*	*66*	*113*
	Inferred	180	9.9	7	58	40
	Total	**430**	**8.9**	**11**	**124**	**153**
Lone Sister	Measured	80	10.3	17	26	44
	Indicated	220	4.7	6	33	42
	Sub-total	*300*	*6.2*	*9*	*59*	*86*
	Inferred	100	3.6	4	12	13
	Total	**400**	**5.5**	**8**	**71**	**99**
Total	**Measured**	**80**	**10.1**	**17**	**26**	**44**
	Indicated	**470**	**6.6**	**10**	**99**	**155**
	Sub-total	***550***	***7.1***	***11***	***125***	***199***
	Inferred	**280**	**7.8**	**6**	**70**	**53**
	Total	**830**	**7.3**	**9**	**195**	**252**

Notes:

1. *Reported using a cut-off grade of 3g/t Au.*
2. *Classified in accordance with the 2007 edition of the SAMREC Code.*
3. *The values in the above table are rounded to reflect the uncertain nature of resource estimates. Minor discrepancies in the above table may therefore be present; however, SRK does not consider these to be material.*

3.4.2 *South Africa*

Aflease Audited Resources

	Tonnes (Mt)	Grade (g/t)	Gold Content (Moz)
Indicated			
Modder East	28.83	2.84	2.63
Sub Nigel 1,2,3	2.98	3.21	0.31
Sub-total Indicated	**31.81**	**2.87**	**2.94**
Inferred			
Modder East	14.98	2.16	1.04
Sub Nigel 1,2,3 and Spaarwater	2.39	4.89	0.38
Sub Nigel 6	48.25	3.39	5.14
Turnbridge/New Kleinfontein	4.27	6.00	0.83
Ventersburg	30.39	4.76	4.64
Sub-total Inferred	**100.79**	**3.73**	**12.07**
Total Indicated and Inferred	**132.60**	**3.52**	**15.01**

3.4.2.1 *Modder East Gold Project*

Modder East will be the first new mine built on the East Rand in 28 years. The mine is currently under construction and the first gold pour is scheduled for the fourth quarter of 2009.

The Modder East project area is situated on the East Rand in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg, and is located in one of South Africa's richest historic gold mining districts. The project consists of the Modder East and UC Prospect areas, where the Black Reef and the UK9a Kimberley Reef have been identified.

The Modder East project encompasses a shallow underground mine (300 metres to 530 metres below surface) with a dedicated gold treatment facility with a production capacity of 100,000 tonnes per month.

Mining at Modder East will employ a combination of conventional and mechanised mining techniques. Access to the ore body will be by trackless decline from surface to the footwall of the reef horizons. The decline will serve as a roadway for vehicles to transport material into- and rock out of the mine. Additionally, a vertical shaft is being sunk and will be used to transport personnel in and out of the mine and to provide ventilation.

During the construction phase Aflease will continue with exploration targeted on the Kimberley Reef horizon, which remains largely unexplored with significant upside. Two low grade northeast-southwest trending basal channels that could contribute more than 300,000 gold ounces to the life of the mine, dependent on working cost/gold price, are currently being subjected to an in depth geological/mechanized mining exercise.

At present, the trackless decline development has advanced a total of just over 1,794 metres and is only 272 metres away from the first footwall drive. A dedicated return airway has been established from 210 metres below collar to surface, which ensures excellent environmental conditions. The current return airway position is approximately 24 metres above the reef intersection and equates to just less than 172 metres of development to the reef horizon. The vertical shaft has already reached a depth of 207 metres from surface and will be 345 metres deep when completed.

Construction of the 100,000 tonnes per month processing plant commenced in the last quarter of 2007 and is expected to be completed at the end of the first quarter of 2009. The DME approved the tailings disposal facility (TDF) design on 11 June 2008 and the construction of same has commenced.

Mineral Reserves and Resources

In December, 2007 Aflease announced a revised reserve and resource estimate for Modder East as a result of the completion of a Phase II drilling program carried out during 2006, and continued drilling and assessment during 2007. The main components of the Modder East mineral resources are:

- The Black Reef Buckshot Pyrite Leader Zone ("BPLZ");
- The Black Reef Channel Facies ("Channel");
- The Blanket Facies ("BF");
- The UK9A Kimberley Reef ("UK9A"); and
- The UK5A Kimberley Reef ("UK5A").

Table 1 – Mineral Resource Estimate (1, 2, 3, 4) at Modder East

Indicated Mineral Resources

Reef Unit	Tonnes (millions)	Gold Grade (grams per tonne)	Contained Gold (million ounces)
BPLZ+BF	7.38	5.82	1.38
Channel+BF	17.54	1.25	0.70
BPLZ Pillars	0.27	8.33	0.07
UK9A	3.64	4.10	0.48
UK5A	n/a	n/a	n/a
Total Indicated	**28.83**	**2.84**	**2.63**

Inferred Mineral Resources

Reef Unit	Tonnes (millions)	Gold Grade (grams per tonne)	Contained Gold (million ounces)
BPLZ+BF	0.65	1.98	0.04
Channel+BF	2.15	1.83	0.13
UK9A	2.77	3.58	0.32
UK5A	9.41	1.82	0.55
Total Inferred	**14.98**	**2.16**	**1.04**

Notes:

1. *Mineral Resources have been reported in accordance with the classification criteria of the SAMREC Code.*
2. *The revised resource estimate was prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services, an independent geoscience consultant to Aflease. Charles Muller is a competent person for the purposes of SAMREC. The resource was audited by Mark Wanless of SRK Consulting.*
3. *Mineral resources are not mineral reserves and do not have demonstrated economic viability.*
4. *BPLZ+BF and BPLZ Pillars quoted at a cut-off grade of 167 cmg/t; Channel+BF quoted at a cut-off grade of 379 cmg/t; UK9A quoted at a cut-off grade of 199 cmg/t; UK5A quoted at a cut-off grade of 496 cmg/t*

The Indicated Resources detailed in Table 1 have been converted to Probable Reserves, as shown in Table 2, through a process of mine planning, economic modelling and the application of appropriate modifying factors and are reported as delivered to the plant.

Table 2 – Mineral Reserve Estimate at Modder East

Modder East Audited Reserves

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Probable			
BPLZ	5.39	6.09	1.06
UK9A	2.26	4.13	0.30
Total Probable	**7.65**	**5.51**	**1.36**

Note:

1. *The revised reserve statement was prepared by Turgis Consulting and audited by SRK Consulting. The gold content figures are fully inclusive of mining dilutions and gold losses and are reported as delivered to the mill. Metallurgical recovery factors have not been applied to the reserve figures.*

Geology and Mineralisation

Modder East is located in the East Rand Basin of South Africa, which lies in the north-eastern quadrant of the Witwatersrand Basin. Most gold mineralisation in the East Rand is hosted in quartz-pebble conglomerate beds or reefs.

The Black Reef is the principal target at Modder East and dips shallowly at approximately 3° to the south. It contains three distinct facies. At the top is the Buckshot Pyrite Leader Zone ("BPLZ"), which averages 0.5 metres in width and is the primary mining target. The BPLZ is a placer deposit, with gold present within a heavy mineral suite dominated by pyrite and hosted within a conglomerate. The BPLZ overlies the Blanket Facies, a 1.3 metre thick quartzite which has relatively low gold grades and is not a principal target at Modder East. At the base of the Black Reef is the Channel Facies, a 3 metre thick, erosional feature.

The UK9A and UK5A Reefs dip shallowly to the south between 6° and 12° with mineralisation contained within sedimentary channel features. These channels range from several tens of metres to hundreds of metres in width. At the Modder East gold project, the UK9A and UK5A Reefs have been drilled and evaluated between 290 metres and 530 metres below surface.

3.4.2.2 Sub Nigel 1

The Sub Nigel gold mine is situated 1km northwest of the town of Nigel on the East Rand. The Sub Nigel mine produced 15 million ounces of gold from the Nigel Reef between 1909 and 1971. A total of 29.7 million tonnes of ore at an average head grade of 15.7g/t were milled during this period. The 900m deep Sub Nigel 1 Shaft is in the process of being re-commissioned and mining is expected to commence in the first quarter of 2009 and is expected to produce 6,000 ounces of gold per annum from a production rate of 6,000 tonnes of ore per month at a steady state cost of ZAR 138,000 per kilogram. The ore from Sub Nigel will initially be processed through the Modder East plant.

A second phase during which mine production will be increased to 12,000 tonnes per month is envisaged to follow the successful implementation of phase 1. In June 2008, Aflease announced a revised resource estimate for the Nigel Reef at Sub Nigel, the Main Reef at Spaarwater and the Erosion Channel as shown below.

Table 1 – Mineral Resource Estimate (1, 2, 3, 4) at Sub Nigel and Spaarwater (June 2008)

Indicated Mineral Resources			
Reef Unit	**Tonnes (Mt)**	**Gold Grade (g/t)**	**Contained Gold (Moz)**
Sub Nigel – Nigel Reef	2.98	3.21	0.308
Total Indicated	**2.98**	**3.21**	**0.308**

Inferred Mineral Resources			
Reef Unit	**Tonnes (Mt)**	**Gold Grade (g/t)**	**Contained Gold (Moz)**
Sub Nigel – Nigel Reef	0.36	2.36	0.027
Sub Nigel – Erosion Channel	0.83	5.72	0.15
Spaarwater – Main Reef	0.73	4.66	0.11
Spaarwater – Erosion Channel	0.47	5.70	0.09
Total Inferred	**2,39**	**4.89**	**0.377**

Notes:

1. *Spaarwater Main Reef: A cut-off of 180cmg/t was applied.*
2. *The Mineral Resource estimate for the Nigel Reef target was prepared by Peter Camden-Smith, M.Sc., G.D.Eng., MBL, Pr.Sci.Nat. of Camden Geoserve and Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. of Global Geo Services, both independent geoscience consultants to Aflease. Both Camden-Smith and Muller are competent persons for the purposes of SAMREC. The resource estimation process was managed by Piet van Straaten, B.Sc., Pr.Sci.Nat., Vice President, Geology and Exploration, Aflease and a competent person for the purposes of SAMREC. The resources were audited by Mark Wanless of SRK Consulting.*
3. *Mineral Resources have been reported in accordance with the classification criteria of the SAMREC Code.*
4. *Mineral resources are not mineral reserves and do not have demonstrated economic viability.*

3.4.2.3 Sub Nigel 6

The Big Pebble Marker and Nigel Reef prospects are both located on the western extension of Vlakfontein Gold Mine in the Nigel Magisterial district.

The resource estimation is based on work done by Camden Geo Services, utilising historical borehole and assay data from the 2,000 metre decline on-reef development and 600 metre incline on-reef development. The resource lies between 2,000 and 2,600 metres below surface and is divorced from the flooded East Rand Basin as a plug has been constructed between the West Vlakfontein decline and the adjacent mine.

The estimated inferred resource is both SAMREC and Canadian Instrument NI43-101 compliant as will appear hereunder:

SAMREC	**Tonnes (Mt)**	**Gold Grade (g/t)**	**Gold Content (Moz)**
Inferred – SAMREC			
Big Pebble Marker	15.10	5.89	2.77
Nigel Reef	68.27	3.34	7.34
Total Inferred	**83.37**	**3.77**	**10.11**

Note:

1. *A cut-of of 300cmg/t was applied in determining the resource which is consistent with what the major Witwatersrand mining houses have historically applied and a certain degree of selective mining may be required.*

Sub Nigel 6 Inferred Resources NI 43-101

Reef	Tonnes (Mt)	Grade (g/t)	Gold Content (Moz)
Main Reef	36,39	2.90	3.339
BPM	11.86	4.89	1.805
TOTAL	48.25	3.39	5.144

Notes:

1. *The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code and the CIM standards of Canadian National Instrument 43-101.*
2. *Snowden Mining Industry Consultants prepared the resource estimate applying the SAMREC Code.*
3. *Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Minxcon, an independent geoscience consultant, prepared the resource estimate applying the Canadian National Instrument 43-101. Charles Muller is a qualified person for the purposes of NI 43-101.*
4. *A cut-off of 300 cmg/t was applied by both Snowden and Minxcon.*
5. *A geological loss of 30* percent *was applied by Snowden in terms of the SAMREC code whereas a geological loss of between 54 – 70* percent *(dependent on the various geozones) was applied by Minxcon in terms of NI 43-101*
6. *Mineral reserves are included in mineral resources.*
7. *Mineral resources are not mineral reserves and do not have demonstrated economic viability.*
8. *The resource estimation process was managed by Piet van Straaten, B.Sc., Pr.Sci.Nat., Vice-President, Geology and Exploration, Aflease and a qualified person for the purposes of NI 43-101.*

3.4.2.4 New Kleinfontein and Turnbridge

The dormant New Kleinfontein and Turnbridge gold mines are situated near the town of Benoni on the East Rand. Gold was first discovered at New Kleinfontein in 1894 and gold mining began at the New Kleinfontein Gold Mine in 1897. It is estimated that, at the closure of the mine in 1967, approximately 298,000kg (9.5Moz) of gold had been recovered from 45.7Mt of ore, principally from the Main Reef.

The New Kleinfontein property currently contains an audited inferred resource base of 2.5 million tonnes grading 6.9 g/t for a total of 549,000 ounces of gold. The Turnbridge property currently contains an audited Inferred resource base of 1.8 million tonnes grading 4.8 g/t for a total of 280,000 ounces of gold. Both the New Kleinfontein and Turnbridge resource estimates have been calculated using a 300 cmg/t cut-off grade.

Exploration activities are underway at the two properties with the aim of upgrading the bulk of the resource to the indicated category. A mining right application has been prepared to convert the existing prospecting right into a mining right, and will be submitted once the resource had been upgraded to the indicated category.

3.4.2.5 Holfontein

The 2,181ha Holfontein Project is contiguous with and due east of Modder East.

The Holfontein (TCL) Gold Mining Company Limited, a subsidiary of the Transvaal Consolidated Lands & Exploration Company Limited, was started on the farm Holfontein. It is unclear exactly when the Holfontein gold mine started, but a share issue on 26 January 1937 gives some indication of its vintage. A shaft was sunk in the south-eastern sector of the farm and a small amount of development was carried out on the Main Reef.

Exploration activities have commenced in the prospect area. Work will initially focus on Main Reef remnants above the water level together with drill indicated Upper Leader Reefs (3m to 30m above the Main Reef) in the north-eastern quadrant of the Modder East prospect. Resources delineated on Modder East will then be used to direct exploration activities on Holfontein in order to optimise the probability of success.

3.4.2.6 Ventersburg

Aflease's 9,760 hectare Ventersburg Project is situated in the Witwatersrand Basin in Free State Province east of the main Free State Goldfields, approximately 25km southeast of the city of Welkom. Aflease announced in November 2006 that the South African Department of Minerals and Energy had formally granted the prospecting right to Aflease for the Ventersburg Project.

Some 78 boreholes were drilled in and around the prospect area between 1948 and 2004. In the northern portion of the area, 32 drillholes intersected the "A" Reef with assay returns ranging from 1.31g/t to 30.35g/t gold over widths of up to 2.0m at depths of between 530m and 860m. The Leader Reef, located some 100m below the "A" Reef is also present in the area although it is less well developed.

The project area is located within a northerly trending graben structure, which is bounded to the west by the Virginia Fault and to the east by the Ventersburg Fault. A number of easterly trending normal faults transect the area, with downthrows to the south. The "A" Reef dips shallowly to the west, east of the Virginia fault.

Aflease commenced a diamond drilling program in May 2007 to establish continuity of the reef horizon as well as the economic feasibility of the "A" Reef. Results of the ongoing drilling program have not been included in the inferred mineral resource estimate and the resource potential of the "A" Reef will be evaluated upon completion of the drilling programme.

In February 2008 Aflease announced a new SAMREC compliant inferred mineral resource estimate for its Ventersburg 1 project.

The table below shows the resource for Ventersburg as prepared by Minxcon.

Ventersburg Audited Resources

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Inferred			
'A' Reef	30.52	4.74	4.65

Note:

1. *No cut-off was applied in determining the resource inasmuch as the target area of the ore body is situated in a well-defined payshoot.*

The table below illustrates the inferred resource statement of Ventersburg:

Ventersburg Audited Inferred Resource

	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (Moz)
Inferred			
NI 43-101- April 08			
'A' Reef	30.374	4.76	4.64

Notes:

1. *The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code and the CIM standards of Canadian National Instrument 43-101.*
2. *Snowden Mining Industry Consultants prepared the resource estimate applying the SAMREC Code.*
3. *Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Minxcon, an independent geoscience consultant, prepared the resource estimate applying the Canadian 43-101 National Instrument. Charles Muller is a qualified person for the purposes of NI 43-101.*
4. *Mineral reserves are included in mineral resources.*
5. *Mineral resources are not mineral reserves and do not have demonstrated economic viability.*
6. *No cut-off was applied in determining the Ventersburg resource.*
7. *The resource estimation process was managed by Piet van Straaten, B.Sc., Pr.Sci.Nat., Vice-President, Geology and Exploration, Aflease and a qualified person for the purposes of NI 43-101.*

3.4.3 Namibia

3.4.3.1 Etendeka

Aflease has a 100 percent interest in Etendeka which holds an Exclusive Prospecting Licence for an area 65, 000 hectares in extent in respect of base and rare metals, precious metals and precious stones. The property is located in the Outjo district of north-western Namibia.

The potential for granites of the Fransfontein Granite Suite to host iron-oxide-copper-gold (IOCG) mineralisation has been recognised and two exploration phases completed to date.

Two drill target areas have been identified and drilling commenced in October 2008.

3.4.4 Mozambique

3.4.4.1 Tulo

Aflease holds a 100 percent interest in Noble Trade which in turn is the holder of a Mining Concession for an area 21,760 hectares in extent in respect of gold and tourmaline. The property is situated approximately 170 kilometres north of Lichinga, the capital of Niassa Province in of north-western Mozambique. In terms of the sale agreement dated 2 April 2008 and addenda thereto, the payment of R500 000 is due and payable to Noble Trade on 1 January 2009. The payment will be settled by the issue of Aflease ordinary shares issued at the 30-day VWAP per share.

The potential for both alluvial and primary mineralisation has been recognised. Highly favourable geological setting with primary gold contained within quartz veins in metasedimentary volcanic rocks (greenstones).

3.5 Qualified person

Collin Hey is the "qualified person" (as such term is defined in SAMREC) who supervised the preparation of and is responsible for the technical information in this pre-listing statement relating to Aflease's projects (being the Southern African projects referred to in paragraph 3.4.2 to 3.4.4 above). Richard Clayton is the "qualified person" (as such term is defined in SAMREC who supervised the preparation of and is responsible for the technical information in this pre-listing statement relating to BMA's projects (being Australian projects referred to in paragraph 3.4.1 above). Collin Hey and Richard Clayton are both employees of SRK which is the independent technical expert to both Aflease and BMA.

Neither Collin Hey nor Richard Clayton nor any related party to them has, or within two years of the date of this pre-listing statement had any direct or indirect beneficial interest in: (i) any asset acquired or disposed of by, or leased to, BMA; (ii) the share capital of BMA or (iii) the promotion of BMA.

3.6 Legal title or ownership rights

BMA is in possession of the necessary legal title or ownership rights to explore, mine or explore and mine the relevant minerals set out in Annexure 8 to this pre-listing statement.

4. BUSINESS MODEL AND CORPORATE STRATEGY

The combined management team of BMA upon implementation of the scheme intends to remain flexible in its approach to the development of the BMA group's business and optimisation of value, taking into account the results of its programs on various projects, changing business and competitive environments and additional opportunities that may arise. Initially, management expects to focus on a limited number of specific strategies.

The BMA organisation will be structured to allow for the development of distinct and well-defined objectives, business plans and budgets as well as a narrow focus for management and technical positions with responsibilities and accountabilities in each division.

The primary focus of the BMA organisation will be the development of its South African gold development assets to generate a strong cashflow to be applied towards further growth opportunities.

A formal process of project analysis and assessment will be used to prioritise efforts and allocate resources for maximum benefit. This review will be undertaken on a continuous cycle, with peer input, and where necessary external consultants, to ensure that the most currently viable projects, rather than the historical favourites, are focused on.

External growth will be assessed without distracting teams focused on existing operations. BMA management will use its knowledge base and relationships to focus on identifying and acquiring additional exploration rights in prospective areas in close proximity to the current portfolios in Australia, South Africa, Namibia and Mozambique. Opportunistic growth in other areas may be pursued where there is a high level of comfort that such activities will not impeded on the organic development programme.

5. REASONS FOR LISTING ON THE JSE

The reasons for listing of the BMA shares on the JSE are as follows:

- On 17 September 2004 the SARB announced that non-South African companies can apply for an inward listing of their shares on the JSE and use such shares as acquisition currency for South African assets, subject to the approval of the SARB. The listing of BMA's shares on the JSE provides a mechanism for facilitating the acquisition of Aflease pursuant to the scheme;
- Being listed on the JSE, a non-South African company can raise capital from South African investors, which provides BMA with an additional market through which the efficient funding of the BMA group's South African projects and other African exploration and acquisition opportunities may be facilitated;
- To assist in the execution of any additional BEE transactions that may present themselves as opportunities to the BMA group, thus enabling the BMA group to further enhance its BEE status and credibility; and
- To afford South African resident employees and institutional investors the opportunity to participate directly in the equity and future growth of the BMA group.

6. BEE STATUS

Aflease, which will become a wholly owned subsidiary of BMA, is committed to the transformation of the South African mining industry. To that end, Aflease has concluded two empowerment agreements which comply with the Mining Charter. Under the Aflease structure, Micawber 400 and Micawber 472, two Black Economic Empowerment companies with broad based stakeholders, have purchased 26 percent of Aflease's East Rand and Free State assets respectively on the condition that they contribute these assets to the two joint venture arrangements in which these assets are employed. Aflease will contribute the remaining 74 percent in each instance.

The control and operations of the joint ventures will be on a *pro rata* basis according to each party's asset ownership. The BEE companies are required to pay for their 26 percent share of the assets over an extended period of time. The price is market based and as such will not be dilutive to current Aflease shareholders.

Aflease has agreed to lend Micawber 400 and Micawber 472 funds for contribution to the joint ventures for capital and operation costs. The loans will be repaid from profits.

Both agreements are conditional upon Aflease being granted new order mining rights and the Minister of Minerals and Energy consenting to the cession of 26 percent of the relevant licences to the BEE companies.

The BEE agreements will not be affected in any way by the acquisition of Aflease by BMA as Aflease will continue to exist as a subsidiary of BMA.

7. RECENT DEVELOPMENTS

7.1 Recent developments of BMA

In 2008 BMA has progressed its near mine and regional exploration in an effort to discover additional resources outside those contained within 309 and Lone Sister. This has consisted of:

1. A RAB/Aircore drilling programme testing the southerly extensions of the main structural and geochemical corridor between 309 and Lone Sister. The program will also test the Lone Sister West target, within the western margin of a broad, well developed gold in soil anomaly possibly representing an extension of the same system that formed Lone Sister. Follow up work is required;
2. A program of additional magnetics and IP (with possible follow-up gravity) work, to the north of 309 and within the 309/Lone Sister corridor; and
3. A small follow-up RC programme to test anomalism identified by magnetic and IP work. Assay results in October 2008 for this drilling revealed no significant gold intersections and a full assessment of results is under way.

In November 2008 BMA and Aflease announced in a joint news release, that they had entered into an agreement for BMA to acquire Aflease. The transaction is to be implemented by way of the scheme, pursuant to which BMA will acquire all of the issued shares of Aflease in exchange for the issuance of BMA shares. At closing, scheme participants will receive the scheme consideration and BMA will change its name to Gold One International. BMA shareholders will continue to hold their existing BMA shares. Based on the issued BMA shares and Aflease ordinary shares as at the last practicable date and post the anticipated BMA consolidation, it is expected that current BMA and Aflease shareholders will hold at closing approximately 4.2 percent and 95.8 percent, respectively, of the issued BMA shares. On closing, it is proposed that the board of directors of Gold One International will consist of 7 directors, comprising 5 nominees of Aflease, consisting of Neal Froneman, Christopher Chadwick, Ken Dicks, Sandile Swana and Barry Davison and 2 nominees of BMA, consisting of Mark Wheatley and Ken Winters. The non-executive chairman of the board of Gold One International will be Mark Wheatley and the President and chief executive officer will be Neal Froneman. The directors and officers of the subsidiaries of Gold One International (including Aflease) shall be determined by the board of Gold One International.

7.2 Recent developments of Aflease

On 18 June 2008 the Board of Aflease approved the first phase of the recommissioning of Sub Nigel at a capital cost of ZAR 28.9 million after a detailed study showed a reasonable return for a relatively small investment in infrastructure. The investment will serve to establish a number of underground production areas over a six month period. Production ramp up will take place over a further 6 month period, to produce 6,000 ounces of gold per annum from a production rate of 6,000 tonnes of ore per month at a steady state cash cost of ZAR138,000 per kilogram

The project will utilize the current infrastructure at Sub Nigel which is in excellent condition and will access stoping areas from existing development. The ore from Sub Nigel will initially be processed through the Modder East plant which will have excess capacity until the latter reaches full production in 2011.

The recommisioning of Sub Nigel opens the door for the establishing of an underground training centre, which will provide quality training for production teams to be deployed at Modder East during the production build up.

A second phase during which mine production will be increased to 12,000 tonnes per month is envisaged to follow the successful implementation of phase 1.

In terms of an agreement entered into on 25 November 2008 between Aflease and Trinity, Aflease is undertaking a 10 for 1 share swap with Trinity and will acquire, in a number of separate tranches, not less than 3 million and not more than 7.5 million Randgold shares at a price per Aflease share of not less than 95 percent of the 30 day volume weighted average traded price of Aflease shares on the date of acquisition by Aflease of each tranche of Randgold shares to be acquired by it from Trinity. The first tranche has been acquired and consisted of 3 million Randgold shares in exchange for 30 million Aflease shares at an agreed price of R13.00 per Randgold share and R1.30 per Aflease share. The remaining tranches will be swapped during the period of 3 months following on the 25 November 2008 at the price per Aflease share and the swap ratio as stated above. At the end of that period all obligations with regard to Randgold shares not yet swapped, will terminate.

Aflease will look to dispose of the Randgold shares in order to raise additional capital. Trinity has undertaken to use its best commercial endeavours to assist in the sale of the Randgold shares for and on behalf of Aflease.

The acquisition of the first tranche of Randgold shares is not subject to any conditions precedent.

Aflease will not be obliged to acquire from Trinity any subsequent tranches of Randgold shares put to Aflease in terms of the Trinity Agreement entered into on 25 November 2008 between Aflease and Trinity, unless all Randgold shares already acquired by Aflease in terms of the agreement have been disposed of to the satisfaction of Aflease.

8. PROSPECTS FOR THE BMA GROUP

8.1 In the opinion of the BMA directors and the Aflease directors, the rationale for combining BMA's business with Aflease's business through the scheme is to create a growth-focused international gold developer, with significant production potential, that will benefit from:

8.1.1 an attractive portfolio of gold assets in Southern Africa and Australia, including the Modder East mine on the East Rand of Gauteng in South Africa which is close to production;

8.1.2 a gold resource of more than 15 million ounces (31.81m tonnes at 2.87 g/t for 2.94m ounces of measured and indicated material) and 100.79m tonnes at 3.73 g/t for 12.07m ounces of inferred material in South Africa and 195,000 ounces of gold at 7.3 g/t Au including 70,000 ounces of inferred material at 7.8 g/t Au in Australia) providing it with a robust project pipeline and growth profile;

8.1.3 a strong executive team with significant industry experience and a diverse skills set;

8.1.4 access to global capital markets and increased liquidity given listings on two key resource stock exchanges and share registers with strong institutional compositions; and

8.1.5 the capability to grow into a mid-tier international precious metals producer with a premium market rating.

8.2 The management of BMA and Aflease believe that Gold One International will be able to generate value and growth from the resulting mix of projects and skills of the combined business, and that the capital markets will recognise and reflect this value. The combined business will unify Aflease's South African, Namibian and Mozambican assets with BMA's properties in Australia. The combination of the two businesses will create a prospective suite of projects which range from the Twin Hills epithermal gold exploration project in the Drummond Basin of Queensland, through to advanced stage gold development projects such as Modder East and Sub Nigel on the East Rand of South Africa. The depth of the project portfolio would provide management the opportunity to more discerningly prioritise projects and utilise its exploration and development teams in order to progress each project. This diversifies the BMA and Aflease businesses from a geological and an operating risk perspective.

8.3 From a management and technical skills perspective, similar benefits are expected from the combination of the two businesses. Existing skills from the two companies will be better utilised across the wider set of assets. In particular, the skills BMA has from an exploration and geological perspective will benefit certain of Aflease's projects and Aflease's engineering and operational capabilities will be applied to BMA's projects. Importantly, in the current competitive environment for skills, the combined business will have a larger asset base and better opportunities than either of the two combining businesses has on a stand-alone basis. Management believes that these opportunities would allow it to retain and more readily attract the skills required to fully realise the potential of the underlying assets.

8.4 As a larger gold development and exploration business, management also expects to realise further benefits relative to smaller competitors. This is expected to include greater leverage with suppliers and service providers, which may translate into cost savings and is expected to allow for reduced lead-times and more expedited scheduling. Related benefits are expected in areas such as logistics, with an integrated team coordinating movement of people, equipment, consumables and eventually product.

8.5 Management also believes that the combined business will be more attractive as an exploration or development partner for existing mineral rights holders in various parts of South Africa, Australia and throughout the world. Similarly, various levels of host governments, communities and other constituents are expected to view favourably the increased capabilities of the combined business in respect of advancing projects in a progressive and responsible manner.

8.6 Capital markets access is expected to improve by combining the two businesses. Upon implementation of the scheme an ASX listing would ensue, providing Gold One International with access to global capital markets. Due to the lack of mid-tier gold producers listed on the ASX, Gold One International is expected to draw much attention from the global investment community on the ASX. This should allow the combined business to access broader pools of institutional and retail funds in Australia and South Africa as well as the international markets in general. With the distinct listings and an active investment community following in each of Australia and South Africa, management expects the combined business to be subject to less market specific volatility and to be less reliant on either market for funding.

8.7 The combined management team intends to remain flexible in its approach to the development of its business and optimisation of value, taking into account the results of its programs on various projects, changing business and competitive environments and additional opportunities that may arise. Initially, management expects to focus on a limited number of specific strategies.

8.8 A formal process of project analysis and assessment will be used to prioritise efforts and allocate resources for maximum benefit. This review will be undertaken on a continuous cycle, with peer input, and where necessary external consultants, to ensure that the most financially advantageous projects are focused on.

8.9 External growth will be assessed without distracting teams focused on existing operations. Management will use its knowledge base and relationships to focus on identifying and acquiring additional exploration rights in prospective areas in close proximity to the current portfolios in South Africa, Namibia, Mozambique and Australia. Opportunistic growth in other areas may be pursued where there is a high level of comfort that such activities will not impede the organic development program.

9. EXPLORATION TENEMENTS

The technical report of SRK on BMA's and Aflease's projects is attached as Annexure 7 to this pre-listing statement. The full report is available on Aflease's website at www.afleasegold.com and on BMA's website at www.bmagold.com.au and is available for inspection in terms of paragraph 46 below.

10. MINERAL AND SURFACE RIGHTS

Details of the BMA group's and Aflease group's mineral and surface rights as at 4 December 2008, are set out in Annexure 8 to this pre-listing statement. BMA and Aflease and their respective subsidiaries are not involved in any material legal or arbitration proceedings, nor are the directors of BMA or Aflease aware of any proceedings which are pending or threatened, which may have a material influence of BMA's or Aflease's right to explore or mine its properties.

11. DIRECTORS AND SENIOR MANAGEMENT

11.1 Proposed directors of BMA after implementation of the scheme

The names, ages, nationalities, business addresses and proposed functions of the individuals proposed to be the directors of BMA after implementation of the scheme are set out below:

Name, age and nationality	Business address	Proposed function
Executive		
Neal John Froneman# (49) (South African)	First Floor, 45 Empire Road Parktown 2193	President and Chief Executive Officer
Christopher Damon Chadwick# † (40) (South African)	First Floor, 45 Empire Road Parktown 2193	Chief Financial Officer
Non-Executive		
Mark Kenneth Wheatley* (46) (Australian)	Level 3, 100 Mount Street Sydney NSW 2060	Non-executive chairman
Kenneth John Winters* (61) (Australian)	Level 3, 100 Mount Street Sydney NSW 2060	Non-executive director
Ken Victor Dicks# (69) (South African)	85 Otto Street Wilkoppies Klerksdorp 2571	Non-executive director
Sandile Swana (40) (South African) #	Building 3, Viseomed Office Park 269 Beyers Naude Drive Northcliff 2195	Non-executive director
Barry Davison (63) (South African)	26 Egret Lane Steenberg Estate Tokai, Cape Town 7945	Non-executive director

** Director of BMA at the last practicable date.*

 # Director of Aflease at the last practicable date.

† Financial director for JSE Listings Requirements purposes.

11.2 Qualifications and experience of the proposed directors of BMA after implementation of the scheme

11.2.1 Neal John Froneman B.Sc (Mechanical Engineering), B.Compt

Mr Froneman joined the Uranium One Group as chief executive officer of Aflease in April 2003 and was until recently chief executive officer of both Aflease and Uranium One Inc. He is a registered professional engineer, with both a manager and engineers government certificate of competency. Mr Froneman has over 25 years of relevant industry experience.

11.2.2 Christopher Damon Chadwick B Compt (Hons) (UNISA), CTA, CA(SA)

Mr Chadwick joined Aflease as chief financial officer in July 2008. He has held executive positions in a wide range of industries, both with local South African companies and multinationals including: Commercial Airways (Pty) Limited, New Age Beverages (Pty) Limited, The Kelly Group (Pty) Limited, Leo Burnett (Pty) Limited, Dell Computers (Pty) Limited and The Peu Group (Pty) Limited, before joining Aflease. Mr Chadwick qualified as a Chartered Accountant in 1991.

11.2.3 Mark Kenneth Wheatley BE (Chem Eng Hons 1), MBA

Mr Wheatley was appointed to the position of managing director and chief executive officer of BMA on 10 July 2006. He was chief executive officer of Toronto listed Uranium One, Southern Cross Resources Inc from September 2003 to December 2005 and Chairman from June 2004 to December 2005.

Prior to 2003, Mr Wheatley was General Manager Corporate Development for Aurion Gold Limited (previously Goldfields Limited), and prior thereto, he served as a Senior Vice President within the global mining team of Bankers Trust Australia Limited. Mr Wheatley started as a trainee for BHP at Port Kembla Steelworks in 1979 and worked in a number of technical and commercial roles over the following 17 years.

Mr Wheatley continues to serve as a non-executive director of Southern Cross, renamed Uranium One Inc, following the merger with Aflease and Uranium Resources Limited in December 2005. Mr Wheatley also served as non-executive director of St Barbara Limited from November 2003 to August 2006.

11.2.4 Kenneth John Winters BCom

Mr Winters was appointed a director of BMA on 2 August 2005. He has held positions at operational level and in finance and commercial aspects of a number of listed mining companies since 1979. He formerly held a position of chief financial officer for Highlands Gold Limited and alternate director from November 1993 to January 1997. He was also company secretary for Mt Lyell Mining Company Limited from May 1997 to December 1998 and CBH Resources Limited May 2001 to September 2004.

11.2.5 Ken Victor Dicks

Mr Dicks has a mining manager's certificate in metalliferous and coal mining. He is a former non-executive director of Aflease and Uranium Resources Limited. He held several executive positions in the Anglo American group.

11.2.6 Sandile Swana B Com MBA

Mr Swana has B.Com degree from the University of the Witwatersrand and an MBA from the University of Pretoria. He is the chairman of Kabusha Mining and Finance and former chairman of Sub-Nigel Gold Mine Limited. He is graduate of the Anglo American Corporation Cadet Scheme and has worked for multi-nationals Caltex Oil and the New York Times.

11.2.7 Barry Davison BA (Law and Economics)

Mr Davison is one of the pre-eminent mining executives in Southern Africa, with over 40 years' experience in the industry. He served as director of several companies, including Anglo American plc, Nedbank Group and chaired Anglo American Platinum Corporation Limited from 2001 to 2006.

11.3 Directors of subsidiary companies

The names, ages, nationalities, business addresses and functions of the directors of subsidiaries of BMA after implementation of the scheme, who will not also be a director of BMA, are set out below:

Name, age and nationality	Business address	Proposed function
Pierre Baart Kruger (54) (South African)	First Floor, 45 Empire Road Parktown 2193	Company Secretary
Izak Johannes Marais (40) (South African)	First Floor, 45 Empire Road Parktown 2193	Chief Operating Officer
Savannah Nonhlanhla Maziya-Sandanezwe (40) (South African)	93 Protea Road Chislehurston Sandton 2196	Non-executive director

None of the abovementioned directors is independent.

11.4 Qualifications of directors of subsidiaries

11.4.1 Pierre Baart Kruger B. Com., LLB, H Dip Company Law

Mr Kruger is a former non-executive chairman of New Kleinfontein Mining Company Limited. Prior to joining Aflease as legal counsel and company secretary in January 2007, he served on the board of Aflease as a non-executive director. He is an admitted attorney, notary and conveyancer and practiced as such on the East Rand for 26 years before joining Aflease fulltime.

11.4.2 Izak Johannes Marais BSc Mining Engineering, MBA

Mr Marais has 15 years experience in the South African mining industry. He has worked in various deep and shallow gold mines belonging to the Gencor and Goldfields groups between 1993 and 1998, in positions of miner, shift boss, mine overseer and ultimately underground manager.

After completing his MBA in 1999, he spent 18 months on corporate development in the Goldfields Limited head office, holding the position of benchmarking manager for the Goldfields group. Between June 2001 and April 2003, he was the operations manager for the hydropowered Ultra Deep No 4 shaft in Goldfields' Kloof division.

Between May 2003 and October 2007, he joined the opencast junior miner, Sallies Limited as managing director of its only operation. After being promoted to chief executive officer in 2005, he was responsible for the group's two operations, the second of which he was instrumental in acquiring, while maintaining responsibility for the group's operations, international exports and mining rights applications, gaining wide exposure to open cast- and flotation plant operations.

Mr Marais holds both a Mine Overseer's certificate (1994) and a Mine Manager's certificate (1994). He joined Aflease in November 2007 as chief operating officer.

11.4.3 Savannah Nonhlanhla Maziya-Sandanezwe BA (Finance and Broadcast Science) MBA

Ms Maziya-Sandanezwe holds a BA (Finance and Broadcast Science) from Bridgewater University in the USA and an MBA from De Montford University in the United Kingdom, with a focus in finance and strategic planning. She has a solid corporate finance and mining background. She is the president of Bunengi Holdings (Pty) Limited. She is a former chief executive officer of the African Broadcast Network, and a director of the Construction Industry Development Board of Public Works.

11.5 Proposed senior officers and managers (non-directors) of BMA after implementation of the scheme

The names, ages, nationalities, business addresses and proposed functions of the individuals proposed to be senior officers and managers of BMA after implementation of the scheme, who will not also be a director of BMA are set out below:

Name, age and nationality	Business address	Proposed function
Izak Marais (40) South African	First Floor 45 Empire Road Parktown 2193	Chief Operating Officer
Pierre Kruger (54) South African	First Floor 45 Empire Road Parktown 2193	Legal Counsel and Company Secretary
Jost Barenberg (56) South African	First Floor 45 Empire Road Parktown 2193	Vice President: Mining
Piet van Straaten (59) South African	First Floor 45 Empire Road Parktown 2193	Vice President: Geology and Exploration
Adrian Reynolds (60) South African	First Floor 45 Empire Road Parktown 2193	Vice President: Engineering Projects
Kellie Pickering (33) (Australian)	Level 3, 100 Mount Street Sydney NSW 2060	Manager: Corporate Accounting and Finance
Johann Mouton (54) (South African)	First Floor 45 Empire Road Parktown 2193	Vice President: Metallurgy

11.6 Qualifications and experience of senior officers and managers (non-directors) of BMA after implementation of the scheme other than detailed above

11.6.1 Jost Barenberg B Sc Mining Engineering

Mr Barenberg is a mining engineer with extensive production, technical and senior management experience in base metal mining from 1977 to 1993 with Tsumeb Corporation Limited in Namibia. His initial surface, shallow and deep level underground gold mining experience was acquired at Goldfields Limited in South Africa and Ghana from 1994 to 2003. Mr Barenberg joined the Uranium One group in July 2005 and was initially employed at the Dominion Reefs Uranium Mine, before moving to Aflease in June 2007.

11.6.2 Piet van Straaten B Sc MDP (Pr. Sci. Nat)

Mr van Straaten has 25 years of Witwatersrand experience. He worked as a senior geologist on Buffelsfontein Gold Mine and as consulting geologist for SAMEX on Loraine, Freddies, Steyn and ERPM Gold Mines. He joined Harmony Gold Mine Limited in 1983 as section head geologist where he successfully led geological valuation teams in due diligence exercises on Unisel, Saaiplaas and Brand gold mines. These mines were

subsequently incorporated into Harmony Gold Mine Limited. Mr van Straaten was promoted to Group Consulting Geologist at Harmony Gold Mine Limited and left in 1998 to pursue an expatriate career. He worked for a number of international mining companies in the Democratic Republic of Congo and Angola over a period of seven years where he managed alluvial and kimberlite diamond mines. Mr van Straaten has now returned to his roots in his capacity as vice president for Aflease.

11.6.3 ***Adrian Reynolds*** Mechanical Engineering Diploma

Mr Reynolds has 30 years experience in the mining industry. His main specialty is project development and project management, and he has experience in the South African and West African environments. He was site manager for Randgold Resources Limited at Morila gold mine in Mali, West Africa.

11.6.4 ***Kellie Pickering*** B Comm (Merit), CA (Aus)

Kellie joined BMA as group manager of accounting and finance in January 2008. Kellie has held senior finance positions in a wide range of industries in Sydney and London. Kellie has diverse experience with local Australian companies and multinationals including: AAPT Limited, Ernst & Young (Sydney and London), Enron Corporation, and Walt Disney International. Kellie qualified as a chartered accountant with Ernst & Young in 1999.

11.6.5 ***Johann Mouton*** Higher National Dip, Metallurgy

Johann is a qualified metallurgist with over 20 years' experience. Johann previously held senior management positions at Harmony Gold Mining Company Limited and more recently Uranium One.

11.7 Other directorships and partnerships held by the directors of the BMA group

The names of all other companies and partnerships in which the individuals proposed to be directors of BMA after implementation of the scheme have been a director or a partner in the five years preceding the date of this pre-listing statement are set out in Annexure 14 to this pre-listing statement, excluding the subsidiaries of a company of which the person is also a director.

12. APPOINTMENT, QUALIFICATION, REMUNERATION AND BORROWING POWERS OF DIRECTORS

12.1 Relevant provisions from the constitution of BMA

The relevant provisions of the constitution of BMA, providing for the appointment, qualification, remuneration and borrowing powers of its directors, are set out in Annexure 11 to this pre-listing statement.

12.2 Service contracts and terms of office

12.2.1 Mark Kenneth Wheatley

BMA engaged Mr Wheatley as managing director and chief executive officer on 10 July 2006.

On 12 March 2008, BMA entered into a revised executive services agreement with Mr Wheatley, to confirm the terms of his employment as the managing director and chief executive officer of BMA. This agreement includes the following material terms:

- **Services**: Mr Wheatley shall continue as the managing director and chief executive officer of BMA on a reduced salary basis until such time as a new project is acquired by BMA, at which time his salary shall be increased accordingly;
- **Salary**: BMA shall pay Mr Wheatley a base salary of AUD200,000 per annum including superannuation. From 1 June 2008 until such time a new project is introduced into the Company, the role will reduce to 3 days per week with a pro-rata decrease in salary;
- **Short Term Performance Bonus**: If a business combination occurs with a third party group that is cash rich, BMA shall pay Mr Wheatley a cash bonus at the rate of 1 percent of the market capitalisation of BMA at the date of shareholder approval or financial close of the business combination, which ever is earlier, and this payment will be capped at $200,000;
- **Long Term Performance Bonus**: subject to shareholder approval, BMA shall issue 15,000,000 options to Mr Wheatley exercisable at 5 cents each within five years of issue and vesting in five tranches of 3,000,000 options on 1 September 2008, 1 March 2009, 1 September 2009, 1 March 2010 and 1 September 2010 respectively;
- **Other Employment**: Mr Wheatley may not participate in other paid employment without the written consent of the company;
- **Termination**: Mr Wheatley's employment may be terminated:
  - by Mr Wheatley on three months' written notice to BMA;
  - by BMA by making a cash payment to Mr Wheatley of 12 months' base salary plus a performance bonus of 1 percent of the market capitalisation of BMA based on the 5-day VWAP and all unvested options which would vest with their original expiry dates; or
  - by BMA immediately if Mr Wheatley is involved in serious or wilful misconduct or consistent poor performance;
- **Redundancy**: In the event of redundancy, Mr Wheatley is entitled to a payment of the greater of one year's base salary, or the payment of three months base salary plus two weeks base salary per year of service. Any short terms accrued bonus to the time of being made redundant would also be paid.

  The agreement is otherwise on standard commercial terms usual for an agreement of this nature.

12.2.2 Kenneth John Winters

BMA entered into a service agreement with executive director finance and company secretary, Ken Winters on 29 November 2006 that include the following material terms:

- BMA engaged Mr Winters as a contractor to provide the services of executive director finance and company secretary.
- The service agreement will remain in force until it is terminated by either Mr Winters or BMA in accordance with the provisions of the service agreement.
- Mr Winters is paid the contract rate of AUD130 per hour plus GST.
- Mr Winters is entitled to a performance bonus amounting up to AUD100,000 per annum on successful completion of performance criteria (no performance bonuses entitlement has been paid pursuant to this provision).
- If the executive responsibilities of Mr Winters are terminated because of the restructure or merger of BMA with another company, Mr Winters is entitled to immediate termination compensation of AUD50,000 which is a fixed amount payable in cash.

12.2.3 *Neal Froneman*

On 13 May 2008 Aflease entered into a service agreement with Mr Froneman as president and chief executive officer. The effective date of the agreement is 22 February 2008 and includes the following material terms:

- **Services:** As assigned by the board of directors from time to time.
- **Incentive Compensation:** No fixed incentive plan. May participate in such plans and programs which may be provided by Aflease from time to time to its senior executives.
- **Share Options:** Will be granted in terms of the Aflease employee share option scheme. First grant of 1,753,850 shares at a 5 percent discount to the 30 day volume weighted average price on the day of issue. Eligible to receive additional share options as provided by Aflease from time to time to its senior executives.
- **Other Employment:** Obliged to devote all his working time and attention exclusively to the business of Aflease.
- **Termination by Aflease:** Aflease may terminate Mr Froneman's employment (other than for a reason justified in law for summary dismissal) on three months' notice in which event Aflease will pay Mr Froneman:
  - Any unpaid base salary up to date of termination;
  - 20 percent of base salary for the days actually worked in the applicable fiscal year;
  - An amount equal to two times the base salary payable in 12 equal monthly instalments.
- **Termination by Mr Froneman:** Mr Froneman may terminate his employment with Aflease for good reason (as defined) in which event the amounts referred to above become due and payable by Aflease. "Good Reason" includes any action by Aflease which constitutes legal constructive termination or a change in control resulting in a material change in job content or position.

12.2.4 *Christopher Chadwick*

On 10 June 2008 Aflease entered into a service agreement with Mr Chadwick as chief financial officer. The effective date of the agreement is 1 July 2008 and includes the following material terms:

- **Services:** As assigned by the board of directors and chief executive officer from time to time.
- **Incentive Compensation:** No fixed incentive plan. May participate in such plans and programs which may be provided by Aflease from time to time to its senior executives.
- **Share Options:** Will be granted in terms of the Aflease employee share option scheme. First grant of 1,067,000 shares at a 5 percent discount to the 30 day volume weighted average price on the day of issue. Eligible to receive additional share options as provided by Aflease from time to time to its senior executives.
- **Other Employment:** Obliged to devote all his working time and attention exclusively to the business of Aflease.
- **Termination by Aflease:** Aflease may terminate Mr Chadwick's employment (other than for a reason justified in law for summary dismissal) on three months' notice in which event Aflease will pay Mr Chadwick:
  - Any unpaid base salary up to date of termination;
  - 20 percent of base salary for the days actually worked in the applicable fiscal year;
  - An amount equal to one and a half times the base salary payable in 12 equal monthly instalments.

- **Termination by Mr Chadwick:** Mr Chadwick may terminate his employment with Aflease for good reason (as defined) in which event the amounts referred to above become due and payable by Aflease. "Good Reason" includes any action by Aflease which constitutes legal constructive termination or a change in control resulting in a material change in job content or position.

Save as disclosed above, there are no existing or proposed service agreements, either written or oral, relating to the directors.

12.3 Proposed remuneration

The total aggregate remuneration and benefits to be paid to the individuals proposed to be directors of BMA after implementation of the scheme has not yet been determined. Such remuneration and benefits will, however, be market related for mineral resource exploration companies listed on the ASX.

12.4 Historical remuneration

12.4.1 Directors of BMA (consolidated basis)

The total amount of remuneration paid or accrued as payable for the preceding financial year ended 31 December 2007 to the directors of BMA who are proposed to remain as directors of BMA upon the scheme becoming operative was AUD 425,409 and was broken up as follows:

Name	Directors' fees	Basic salary	Bonuses	Allowance	Retirement benefits	Other material benefits	Total
Executive:							
M Wheatley	–	247,980	–	–	12,686	–	260,666
K Winters	–	164,743	–	–	–	–	164,743

At the last practicable date, no shares were allotted to BMA directors in terms of share purchase/option scheme for employees, or any other scheme or structure affected outside of BMA which achieves substantially the same objectives as a share purchase/option scheme, which have been fully paid for.

At the last practicable date, there were no fees paid or accrued as payable to a third party in lieu of BMA directors' fees.

For the six months ended 30 June 2008:

Name	Directors' fees	Basic salary	Bonuses	Allowance	Retirement benefits	Other material benefits	Total
Executive:							
M Wheatley	87,221	–	–	–	6,112	–	93,333
K Winters	31,837	–	–	–	–	–	31,837

12.4.2 Directors of Aflease (consolidated basis)

The total amount of remuneration paid or accrued as payable for the preceding financial year ended 31 December 2007 to the directors of Aflease who are proposed to be appointed as directors of BMA after implementation of the scheme was ZAR217,722 and was broken up as follows:

Name	Directors' fees	Basic salary	Bonuses	Allowance	Retirement benefits	Other material benefits	Total
N J Froneman	–	–	–	–	–	–	–
Non-Executive:	–	–	–	–	–	–	–
K V Dicks	102,000	–	–	–	–	–	102,000
Sandile Swana	115,722	–	–	–	–	–	115,722

For six months ended 30 June 2008:

Name	Directors' fees	Basic salary	Bonuses	Allowance	Retirement benefits	Other material benefits	Total
Executive							
N J Froneman*	–	600,000	–	–	–	–	600,000
Non-Executive:							
K V Dicks	23,925	36,000	–	9,811	–	–	69,736
Sandile Swana	52,350	–	–	–	–	–	52,350

* *Whilst Neal Froneman and Jean Nortier were chief executive officer and chief financial officer respectively of both Uranium One and Aflease, they were not paid any remuneration by Aflease. However, Aflease paid a monthly management fee of R145 500 to Uranium One for the services provided by various individuals including Neal Froneman.*

13. DIRECTORS' INTERESTS

13.1 Directors' interests in BMA shares

Upon implementation of the scheme and based on the number of BMA shares, post the anticipated BMA consolidation or Aflease ordinary shares (as applicable) held as at the last practicable date, the individuals proposed to be directors of BMA upon the scheme becoming operative will hold the following number of shares in the issued share capital of BMA:

Name	Beneficial Direct	Beneficial Indirect	Total	Percentage of issued capital[(1)]
Executive:				
N J Froneman	3,870,000*	–	3,870,000	0.67
Non-executive:				
Mark Kenneth Wheatley	–	332,500	332,500	0.06
Kenneth John Winters	77,001	81,250	158,251	0.03
K V Dicks	–	–		
Sandile Swana	50,000	–	50,000	0.01

** 3 700 000 of these are single stock futures.*

Upon implementation of the scheme and based on the number of BMA shares, post the anticipated BMA consolidation and Aflease ordinary shares in issue as at the last practicable date.

There has been no change in the holdings of the individuals set out in the table above between 30 June 2008 and the last practicable date.

13.2 Directors' interests in share options

Upon implementation of the scheme and based on the number of BMA options post the anticipated BMA consolidation or Aflease options (as applicable) held as at the last practicable date, the individuals proposed to be directors of BMA upon the scheme becoming operative will hold the following number of options over BMA shares:

	Aflease staff share options			Aflease retainment share options		
Name	Date granted	Exercise Price per option (cents)	Number of shares under option	Date granted	Price per option (cents)	Number of shares under option
Executive:						
N J Froneman	24/06/2008	204	1,753,850	24/06/2008	204	2,352,941
N J Froneman	11/12/2008	5% discount to 30-day VWAP on 11/12/08	1,964,786	–	–	–
C D Chadwick	12/06/2008	201	1,067,000	12/06/2008	201	1,492,537
C D Chadwick	11/12/2008	5% discount to 30-day VWAP on 11/12/08	820,038	–	–	–
M Wheatley						
– Listed options	12/10/2007	0.50	6,000	–	–	–
– Unlisted options	03/10/2006	6.10	125,000	–	–	–
	12/03/2008	1.00	750,000	–	–	–
K Winters						
– Listed options	12/10/2007	0.50	23,100	–	–	–
– Unlisted options	12/03/2008	1.00	375,000	–	–	–
Non-executive						
K V Dicks	11/12/2006	280	287,671	–	–	–
K V Dicks	20/12/2007	262	150,000	–	–	–
K V Dicks	11/12/2008	5% discount to 30-day VWAP on 11/12/08	150,000	–	–	–
S Swana	11/12/2006	280	287, 671	–	–	–
S Swana	20/12/2007	262	150,000	–	–	–
S Swana	11/12/2008	5% discount to 30-day VWAP on 11/12/08	150,000	–	–	–
Barry Davison	–	–	–	–	–	–

13.3 Directors' interests in transactions and assets

Other than the benefits prescribed under the service agreements summarised in 12.2 above and 13.5 below, none of the individuals proposed to be directors of BMA upon the scheme becoming operative had any material interest, whether direct or indirect, in transactions effected by BMA or Aflease during the current or the preceding financial year or any preceding financial year which remain in any respect outstanding or unperformed.

None of the individuals proposed to be directors of BMA upon the scheme becoming operative nor any related party of such individual has, or within two years of the date of this pre-listing statement had, any direct or indirect beneficial interest in, including any interest in the consideration passing to or from: (i) any asset (including any right to explore for minerals) acquired or disposed of by, or leased to or by, BMA or Aflease or (ii) the promotion of BMA or Aflease.

13.4 Directors' loans

No loans have been made by the BMA group to any of its directors or managers and no security has been furnished by the BMA group on behalf of any of its directors or managers.

13.5 Directors' inducements

In accordance with their respective service contracts, Mark Wheatley and Ken Winters will become entitled to certain payments in cash following the implementation of the scheme. A short term performance bonus will be payable to Mark Wheatley amounting to the lesser of 1 percent of the market capitalisation of BMA at the date of shareholder approval of the acquisition and AUD200,000. In addition, redundancy payments will be payable to Mark Wheatley and Ken Winters on termination of their executive responsibilities with BMA in the respective amounts of AUD200,000 and AUD50,000 (each pursuant to the terms of their respective service contracts, as summarised in paragraph 12.2 of this pre-listing statement). Otherwise, no payment has been made, either in cash or securities or otherwise, or is proposed to be made, to any director of BMA upon the scheme becoming operative or to any company in which he is beneficially interested, directly or indirectly, or of which he is a director or to any partnership, syndicate or other association of which he is a member, as an inducement for that director to become a director of BMA.

13.6 Third party management

No business of BMA or any of its subsidiaries or any part thereof is managed or is proposed to be managed by a third party under a contract or arrangement.

14. DIRECTORS' DECLARATIONS

None of the individuals proposed to be directors of BMA after implementation of the scheme, with the exception of Mark Wheatley and Kenneth Winters who acted as executive directors of BMA when it was under administration as set out in 14.8 below, have:

14.1 ever been convicted of an offence resulting from dishonesty, fraud and embezzlement;

14.2 ever been adjudged bankrupt or been sequestrated in any jurisdiction;

14.3 ever been party to a scheme of arrangement or made any other form of composition with their creditors;

14.4 at any time assigned their estate, suspended payment or compounded with their creditors;

14.5 ever been found guilty in disciplinary proceedings by an employer or regulatory authority, due to dishonest activities;

14.6 ever been barred from entry into any profession or occupation;

14.7 ever been convicted in any jurisdiction of any criminal offence;

14.8 ever acted as executive directors of any companies at the time of or within the 12 months preceding any of the following events in relation to such companies: receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements liquidations, or any composition or arrangement with their creditors generally or any class of creditors;

14.9 ever been a partner at the time of or within the 12 months preceding any of the following events in relation to such partnerships: compulsory liquidations, administrations or partnership voluntary arrangements;

14.10 ever been involved in a receivership in respect of his assets or in respect of the assets of a partnership in which he was a partner at the time of or within the 12 months preceding such event;

14.11 ever been disqualified by a court from acting as a director of a company, or from acting in the management or conduct of affairs of any company; or

14.12 ever been the subject of public criticisms by statutory or regulatory authorities, including recognised professional bodies.

15. DIRECTORS' RESPONSIBILITY STATEMENT

The table below sets out the directors of BMA and Aflease at the last practicable date:

Directors of Aflease	Directors of BMA
Executive:	**Executive:**
N J Froneman	M K Wheatley
I J Marais	K J Winters
C D Chadwick	
Non-executive	**Non-executive**
S Zungu	M O'Keeffe*
K V Dicks	
S N Maziya-Sandanezwe	
S Swana	

**Independent.*

The directors of BMA as at the last practicable date, whose names are disclosed above, accept, collectively and individually, full responsibility for the accuracy of the information with respect to BMA given in this pre-listing statement and certify that, to the best of their knowledge and belief, no facts have been omitted from this pre-listing statement which would make any statement with respect to BMA false or misleading, and that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the JSE Listings Requirements.

The directors of Aflease as at the last practicable date, whose names are disclosed above, accept, collectively and individually, full responsibility for the accuracy of the information with respect to Aflease given in this pre-listing statement and certify that, to the best of their knowledge and belief, no facts have been omitted from this pre-listing statement which would make any statement with respect to Aflease false or misleading, and that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the JSE Listings Requirements.

16. HISTORICAL FINANCIAL INFORMATION

16.1 Financial information relating to Aflease

The extracts of the historical audited consolidated financial statements of Aflease for the three financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 are set out in Annexure 1 to this pre-listing statement. The reviewed results of Aflease for the six months ended 30 June 2008 are set out in Annexure 2 to this pre-listing statement. The financial statements up to and including 31 December 2005 were prepared according to SA GAAP. The subsequent financial statements have been prepared in accordance with IFRS and the 31 December 2005 consolidated numbers have been restated to IFRS.

16.2 Financial information relating to BMA

The extracts of the historical audited consolidated financial statements of BMA for the four financial years ended 31 December 2004, 31 December 2005, 31 December 2006 and 31 December 2007 are set out in Annexure 3 to this pre-listing statement. The reviewed results of BMA for the six months ended 30 June 2008 are set out in Annexure 4 to this pre-listing statement. The 31 December 2005 (and subsequent years) financial statements were in accordance with Australian IFRS (and consequently IFRS as Australian IFRS is equivalent to IFRS) and the 31 December 2004 comparatives were restated in Australian IFRS.

17. *PRO FORMA* FINANCIAL INFORMATION

17.1 The unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 are provided in Annexure 5 to this document. The tables below summarise the unaudited *pro forma* net asset value per share, tangible net asset value per share, earnings per share and headline earnings per share, as derived from the unaudited *pro forma* balance sheet and income statement. Together, these are referred to as the *pro forma* financial information. Two sets of *pro forma* financial information are provided based on the minimum and the potential maximum number of Aflease shares to be issued in terms of the agreement with Trinity as described in paragraph 7.2 above of this pre-listing statement.

17.2 The unaudited *pro forma* financial information have been prepared for illustrative purposes only to reflect the *pro forma* results of BMA after the implementation of the agreement with Trinity and thereafter the scheme and the replacement of the Aflease convertible bonds with BMA convertible bonds. Because of its nature, the unaudited *pro forma* financial information may not give a fair reflection of BMA's financial position, changes in equity, results of operations or cash flows. The Aflease directors and the BMA directors are of the opinion that the combined entity is a going concern and have applied the going concern principle in the preparation of the *pro forma* financial information.The unaudited *pro forma* financial information is the responsibility of the Aflease directors and the BMA directors.

17.3 The independent reporting accountants' assurance report on the unaudited *pro forma* financial information for the six months ended 30 June 2008 is set out in Annexure 6 to this pre-listing statement.

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 30 million Aflease shares in terms of the agreement with Trinity.

	Aflease Note 2	**Aflease adjusted** Note 3	**BMA** Note 4	**BMA adjusted** Note 5	**BMA after** Note 6
Total number of shares	524,457,006	554,457,006	437,806,615	24,150,706	578,607,712
NAV/share (cents)	42.85	47.55	4.94	49.42	28.24
TNAV/share (cents)	42.85	47.55	4.94	49.42	28.24
Loss per share (cents)					
– Basic	(3.77)	(3.56)	(1.40)	(37.05)	(25.89)
– Headline	(3.77)	(3.56)	(1.40)	(37.05)	(25.89)

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 75 million Aflease shares in terms of the agreement with Trinity.

	Aflease Note 2	**Aflease adjusted** Note 3	**BMA** Note 4	**BMA adjusted** Note 5	**BMA after** Note 6
Total number of shares	524,457,006	599,457,006	437,806,615	24,150,706	623,607,712
NAV/share (cents)	42.85	52.24	4.94	49.42	34.14
TNAV/share (cents)	42.85	52.24	4.94	49.42	34.14
Loss per share (cents)					
– Basic	(3.77)	(3.30)	(1.40)	(37.05)	(24.02)
– Headline	(3.77)	(3.30)	(1.40)	(37.05)	(24.02)

Notes:

1. The *pro forma* financial information is based on the accounting policies adopted by Aflease, which are in accordance with IFRS. It is assumed that all changes and transactions described below are effective on:
   - 1 January 2008 for purposes of preparing the *pro forma* income statement and the financial information on earnings per share and headline earnings per share;
   - 30 June 2008 for purposes of preparing the *pro forma* balance sheet and the financial information on net asset value per share and tangible net asset value per share.
2. The "Aflease" column has been extracted from the published unaudited financial information of Aflease for the six months ended 30 June 2008.
3. The "Aflease adjusted" column reflects the impact of significant corporate action within Aflease after 30 June 2008 but prior to the implementation of the scheme. This action relates to the issue of shares to Trinity as described in paragraph 7.2 above of this pre-listing statement. A range of financial effects are provided in the two tables above based on the minimum of 30 million Aflease shares already issued and the potential maximum of 75 million Aflease shares to be issued.
4. The "BMA" column has been extracted from the published unaudited financial information of BMA for the six months ended 30 June 2008. Amounts have been converted from Australian Dollar to Rand at the following assumed exchange rates:
   - Income statement: R7.10: AUD1; and
   - Balance sheet: R7.62: AUD1.
5. The "BMA adjusted" column reflects the impact of significant corporate action within BMA after 30 June 2008 but prior to the implementation of the scheme. These actions include the following:
   - The issue of shares for cash and the exercise of share options;
   - The BMA consolidation; and
   - An accounting policy change relating to the expensing of exploration costs to align the BMA accounting treatment with Aflease post the scheme.
6. The "BMA after" column assumes the following:
   - The business combination as proposed in the scheme takes into consideration the accounting principles relating to reverse acquisitions in terms of IFRS 3 Revised: Business Combinations. It is assumed that BMA will elect to early adopt IFRS 3 Revised: Business Combinations.
   - Transaction costs amount to R36.8 million and are non recurring. Costs associated with the issue of shares of R7 million are set off against share capital while other transaction costs are expensed in terms of IFRS 3 Revised: Business Combinations. An interest impact after tax is assumed.
   - In terms of the scheme the Aflease convertible bonds will be replaced with BMA convertible bonds with adjustments to certain terms and conditions to be agreed with the convertible bondholders. A fair value adjustment of R90 million, based on preliminary calculations, is assumed, which increases the carrying value of the liability and results in an equivalent charge to the income statement. While fair value adjustments are accounted on an ongoing basis, the nature of this charge to the income statement is non recurring as it relates directly to the replacement of the convertible bonds. Fair value changes will be determined on the effective date of the transaction. Refer also note 7 below.
   - Charges for IFRS 2: Share-based payments are assumed to be the same as reported. Charges for IFRS 2: Share-based payments will have to be calculated as at reporting dates.
   - The issue of BMA shares in terms of the scheme. The number of shares at 30 June 2008 and the weighted average number of shares for the period then ended are for the BMA legal entity after the scheme. Effectively one previous share in Aflease per the "Aflease" or the "Aflease adjusted" columns is equivalent to one BMA share per the "BMA after" column.

7. The trading update for Aflease dated 26 November 2008 refers to market movements after 30 June 2008 to date which have resulted in the fair value of the convertible bonds liability reducing subsequent to the 30 June 2008 reporting date. While not a consequence of the scheme, the current market movements are taken into consideration by the directors of Aflease in their renegotiation of the terms for the replacement of the convertible bonds. Preliminary valuations of the bonds indicate that, currently, the R90 million fair value charge, as described in note 6 above, is absorbed by the positive fair value adjustments arising as a consequence of the current market conditions. The net impact of these adjustments on the fair value of the convertible bond liability may therefore result in a significantly different carrying value of the convertible bond liability at the effective date of the scheme, compared to the liability assumed in the *pro forma* financial information. On the assumption that the market related fair value adjustments to the convertible bonds result in a set-off of the R90 million impact of the renegotiation of the terms, the *pro forma* net asset value per share would have been 43.80 cents to 48.58 cents and the *pro forma* earnings per share would have been (10.34 cents) to (9.59 cents). Fair value changes will be determined at the effective date of the transaction.
8. Other:
   - The South African Institute of Chartered Accountants (SAICA) issued Circular 8/2007 (the Circular) at the request of the JSE. The Circular provides detailed rules for the calculation of headline earnings as required by the JSE Listings Requirements and requires disclosure of a reconciliation of headline earnings to the earnings numbers used in the calculation of basic earnings per share in accordance with the requirements of IAS 33: Earnings per Share. Disclosure of headline earnings is not a requirement of IFRS.
   - Diluted earnings per share are anti-dilutive.
   - Detailed information on the assumptions set out in the notes above is provided in Annexure 5.

18. DIVIDENDS AND DIVIDEND POLICY

BMA has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that BMA will pay dividends or make any other distribution in respect on its shares in the foreseeable future. BMA's board of directors, from time to time, and on the basis of any earnings and BMA's financial requirements or any other relevant factor will determine the future dividend policy of BMA with respect to its shares.

19. MATERIAL CAPITAL COMMITMENTS, LEASE PAYMENTS AND CONTINGENT LIABILITIES

Save as disclosed in Annexures 1, 2, 3 and 4 to this pre-listing statement, neither the BMA group nor the Aflease group has any material capital commitments, lease payments and contingent liabilities as at the last practicable date.

20. LOANS AND BORROWING POWERS

Save as disclosed in Annexures 1, 2, 3 and 4 to this pre-listing statement and below, neither the BMA group nor the Aflease group has any material loans, borrowing or outstanding loan capital as at the last practicable date.

There are no credit facilities available to Aflease or BMA.

BMA has not created any debentures in terms of a trust deed and there are no such debentures to be issued or agreed to be issued.

BMA has not issued any debentures or debenture stock by way of conversion or replacement of debentures previously issued.

The terms of the Aflease convertible bonds, which were previously convertible into Aflease ordinary shares, have been amended to BMA convertible bonds which will be convertible into BMA ordinary shares upon implementation of the scheme. Further details of the BMA convertible bonds are outlined in paragraph 34 below and Annexure 18 to this pre-listing statement.

The borrowing powers of the BMA board, as set out in the constitution of BMA, are set out in Annexure 11 to this pre-listing statement.

The borrowing powers of BMA and its subsidiaries have not been exceeded during the three years preceding the date of this pre-listing statement.

21. LOANS RECEIVABLE

Neither the BMA group nor the Aflease group has made any material loans which were outstanding as at the last practicable date with the exception of inter-company loans detailed in paragraph 25 below.

22. IMMOVABLE PROPERTY AND BUSINESS ENTERPRISES ACQUIRED OR TO BE ACQUIRED

Save for the proposed acquisition of Aflease pursuant to the scheme, BMA has not made any material acquisitions of immovable or fixed properties or interests in business enterprises within the three years preceding the date of this pre-listing statement, nor are there any such acquisitions proposed.

Save as disclosed in paragraph 7.2 above, Aflease has not made any material acquisitions of immovable or fixed properties or interests in business enterprises within the three years preceding the date of this pre-listing statement, nor are there any such acquisitions proposed.

The details of BMA's subsidiaries upon implementation of the scheme are set out in Annexure 10 to this pre-listing statement.

23. IMMOVABLE PROPERTY AND BUSINESS ENTERPRISES DISPOSED OF OR TO BE DISPOSED OF

During the 2007 year, BMA ceased mining operations at the Twin Hills gold mine and subsequently sold all of its mining plant, equipment and stores and treatment plant facilities. The Rishton Treatment Plant was sold to Tamaya Resources Limited, a public listed company, of Level 12, 75 Elizabeth Street, Sydney NSW Australia. The sale was completed on 5 July 2007 for a consideration of AUD3.5 million in cash. The market value of the property was determined as between a willing buyer to a willing seller. Otherwise, no material immovable or fixed property or interests in business enterprises of the BMA group have been disposed of during the three years preceding the date of this pre-listing statement or are expected to be disposed of by BMA in the first six months after the commencement of the listing other than as disclosed in paragraph 7.2 above.

24. PRINCIPAL IMMOVABLE PROPERTY OWNED AND LEASED

The details of the principal immovable property owned or leased, or to be acquired or leased, by the BMA group and the Aflease group are set out below:

Parties	Date acquired or leased	Nature of title	Property	Payment terms	Term of contract
Aflease/Ekurhuleni Metropolitan Municipality	1 May 2006	Lease	Remaining extent of the Farm with Cloverfield 75 IR in extent 433,7 hectares	R6 000 per month escalating by 10 percent per annum	9 years 11 months an option to renew for a further 9 years 11 months

BMA does not own any immovable property, other than as disclosed in this pre-listing statement, and does not currently intend to purchase additional immovable property within the first six months after commencement of the listing.

25. MATERIAL INTER-COMPANY FINANCIAL AND OTHER TRANSACTIONS

Save as disclosed in note 9 of Annexure 4 to this pre-listings statement, there are no material inter-company financial or other transactions.

26. WORKING CAPITAL STATEMENT

The directors of BMA and Aflease are of the opinion that, after considering the effect of the scheme and the listing of BMA on the JSE and the ASX:

26.1 BMA and the BMA group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of this pre-listing statement;

26.2 the assets of BMA and the BMA group will be in excess of the liabilities of BMA and the BMA group for a period of 12 months after the date of this pre-listing statement. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

26.3 the share capital and reserves of BMA and the BMA group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this pre-listing statement; and

26.4 the working capital of BMA and the BMA group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this pre-listing statement.

27. SHARE CAPITAL

27.1 Issued share capital

The share capital of BMA at the last practicable date, as it is proposed to be upon the anticipated BMA consolidation taking effect and after the implementation of the scheme (based on the number of BMA shares and Aflease ordinary shares in issue at as at the last practicable date. is set out below:

	AUD
Issued (as at the last practicable date) and assuming the intended 20 for 1 consolidation of its ordinary shares will be implemented 24,150,706 ordinary shares	47,072,451
Issued (after the implementation of the scheme) 580,301,955 ordinary shares	364,079,016

There are no treasury shares held by any member of the BMA group, save for the 126 434 treasury shares in Aflease.

27.2 Rights attaching to the BMA shares and power to issue BMA shares

There is only one class of share on issue in the company being fully paid ordinary shares. Full details of the rights attaching to BMA shares are detailed in the constitution.

The following is a summary of the material provisions of the constitution and the privileges and restrictions attaching to BMA shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of the BMA shareholders. A copy of the full constitution may be inspected during normal business hours, free of charge, at the registered office of the company.

27.2.1 Rights and liabilities attaching to shares

The extracts that follow reflect the existing provisions of the current constitution of BMA. However, in order to ensure that the BMA constitution complies with the Listing Requirements of the JSE and that the constitution is generally up to date with market practice and terminology changes, BMA will propose that a new constitution be adopted at the meeting of BMA shareholders to be held on 19 January 2009 prior to the scheme meeting to be held on 21 January 2009. The new BMA constitution will comply with both the requirements of the JSE and ASX, consistent with the company's status as a dual primary listed entity. The salient features of the amendments required to the constitutions of BMA and its subsidiaries are set out in Annexures 12 and 13 to this pre-listing statement.

All the issued BMA shares are of the same class and rank *pari passu* in every respect.

There are no preferential or exchange rights attaching to the BMA shares.

The holders of the BMA shares are entitled to: (a) receive any dividends as and when declared by the board of directors of BMA, out of the profits of BMA properly applicable to the payment of dividends, in such amount and in such form as the board of directors of BMA may from time to time determine and (b) receive the remaining property of BMA in the event of any liquidation, dissolution or winding-up of BMA according to their rights and interests in BMA. There are no redemption rights.

Any variation in rights attaching to BMA shares will require shareholder approval in accordance with the applicable Australian corporate legislation.

The issue of BMA shares will be under the control of the BMA board of directors subject to the provisions of the applicable Australian corporate legislation and the JSE Listings Requirements.

27.2.2 Voting

The holders of the BMA shares are entitled to receive notice of and to attend all meetings of BMA shareholders and shall have one vote for each BMA share held at all meetings of BMA shareholders.

Subject to any restriction on voting imposed by the Listings Rules or any escrow agreement entered into between BMA and a BMA shareholder, every BMA shareholder present in person or by proxy, attorney or representative at a meeting of BMA shareholders has 1 vote on a show of hands (except where the BMA shareholder has appointed 2 proxies) and 1 vote on a poll for every fully paid BMA share held. A poll may be demanded by the chairperson of the meeting, any 5 BMA shareholders (or their proxy, attorney or representative) entitled to vote on the resolution, a BMA shareholder or BMA shareholders who get together hold at least 5 percent of the votes that may be cast on the resolution on a poll, or who together hold BMA shares conferring a right to vote at the meeting which are paid up to value of not less than 10 percent of the total sum paid up on all voting BMA shares. In the event of equality of votes, the chairman has a casting vote (unless the chairman is not entitled to vote on the resolution, in which case the matter is decided in the negative).

The abovementioned provisions of the constitution of BMA will be amended to comply with the JSE Listings Requirements.

27.2.3 General meetings

Each BMA shareholder is entitled to receive notice of and to attend general meetings of BMA and to receive all notices, accounts and other documents required to be sent to BMA shareholders under the constitution, the Corporation Act or the Listing Rules.

The constitution of BMA will be amended to comply with the JSE Listings Requirements.

27.2.4 Dividends

Dividends are payable out of BMA's profits and may be declared by the directors of BMA. Dividends declared will (subject to any special rights or restrictions attaching to a class of shares created under any arrangement as to dividend) be payable on shares in accordance with the Corporations Act. All unclaimed dividends may be invested or otherwise made use of by the board for the benefit of the company until claimed or otherwise disposed of according to law. There are no fixed dates on which entitlement to dividends arise nor is there provision for particulars of any arrangement under which future dividends are waived or agreed to be waived.

BMA has not declared or paid any dividends in the past. The payment of any dividends by BMA in the future will be at the complete discretion of the BMA directors and will depend on many factors, including BMA's available distributable earnings and future capital requirements, as well as general business and financial conditions. In this regard, the BMA directors can give no assurance regarding the payment of dividends.

27.2.5 Transfer of Shares

A shareholder may transfer shares by proper transfer effected in accordance with any computerised or electronic system established or recognised by ASX or the Corporations Act for the purpose of facilitating transfers in shares or by an instrument in writing in a form approved by ASX or in any other usual form or in any form approved by the directors of BMA. The directors of BMA may refuse to register a transfer of BMA shares where the refusal to register the transfer is permitted under the Constitution, the Listing Rules and the ASTC Settlement Rules.

The constitution of BMA will be amended to comply with the JSE Listings Requirements.

27.2.6 Issue of Shares

The directors may (subject to the restrictions on any issue imposed by the constitution of BMA, the Listing Rules and the Corporations Act) issue BMA shares or grant options in respect or, or otherwise dispose of further shares as the directors of BMA see fit.

27.2.7 Winding Up

Once all the liabilities of BMA are satisfied, a liquidator may, with the authority of a special resolution of the BMA shareholders, divide among the BMA shareholders in kind the whole or any part of the property of BMA in proportion to the BMA shares held by them respectively. The liquidator may for that purpose set the value he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the BMA shareholders. The liquidator may, with sanction of a special resolution of the BMA shareholders, vest the whole or any part of the assets in trust for the benefit of BMA shareholders as the liquidator thinks fit, but so that no BMA shareholder is compelled to accept any BMA shares or other securities in respect of which there is any liability.

27.2.8 Alterations to the constitution

The constitution can only be amended by a special resolution passed by at least three-quarters of the BMA shareholders present and voting in a general meeting. At least 28 days' written notice specifying the intention to propose a resolution as a special resolution must be given.

27.2.9 Listing Rules

Notwithstanding anything else in the constitution, if the Listing Rules prohibit an act being done, the act must not be done. If the Listing Rules require an act to be done or not to be done, authority is given in the constitution for that act to be done or not to be done (as the case may be) and if a provision is required in the constitution by the Listing Rules, the constitution will be treated as containing that provision. If any provision of the constitution becomes inconsistent with the Listing Rules, the constitution will be treated as not containing that provision to the extent of the inconsistency.

27.2.10 Directors

The number of directors of BMA is not to be less than three but no more than 10.

27.3 Listing on other stock exchanges

If the scheme becomes operative and all the conditions set out in paragraph 45 of this pre-listing statement being met, BMA will have its dual primary listing on the JSE and a primary listing on the ASX. For as long as BMA retains its primary listing on the ASX, BMA will be subject to the ASX Listing Rules and similarly for as long as BMA retains its dual primary listing on the JSE, BMA will be subject to the JSE Listings Requirements. There are no other classes of securities listed on other exchanges.

27.4 Trading History

A trading history of the BMA shares on the ASX is set out in Annexure 17 to this pre-listing statement.

28. CONTROLLING SHAREHOLDERS

As at the last practicable date, to the knowledge of the directors of BMA, no single holder of BMA shares had effective control of BMA, nor did any group of BMA shareholders have any formal or informal arrangement relating to the voting rights of the BMA shares to exercise control of BMA. There will be no change in the controlling BMA shareholders as result of the scheme nor has there been any change in the controlling BMA shareholder over the five years preceding the date of this pre-listing statement.

29. MAJOR SHAREHOLDERS

Based on information as at the last practicable date, to the knowledge of the directors of BMA, upon implementation of the scheme no BMA shareholder will be beneficially interested, directly or indirectly, in 5 percent or more of the issued BMA shares, other than as set out in the following table:

BMA shareholder	Shares	Percentage[1]
Uranium One Inc/Uranium One Africa Limited	190 175 280	33
African Global Capital/Navada Trading (Pty) Limited	152 195 122	26
Trinity	74 000 000	13

Note:

(1) Upon implementation of the scheme and based on the number if BMA shares post the anticipated BMA consolidation and Aflease ordinary shares in issue as at the last practicable date pursuant to the scheme.

30. ISSUES OR OFFERS OF SECURITIES AND ALTERATIONS OF SHARE CAPITAL

30.1 Share issues

The following table sets out details relating to the BMA shares issued by BMA during the last three years:

Date	To whom	Method of sale	Price per share (AUD)	Number of shares	Net amount received by BMA (AUD)
17/02/06	Optionholders	Exercise of Options	20 cents	250,000	50,000
22/02/06	Shareholders	Share Purchase Plan	28 cents	15,374,471	4,304,852
22/02/06	Sophisticated investors	Placement	28 cents	29,500,000	8,260,000
27/02/06	Optionholders	Exercise of Options	20 cents	250,000	50,000
27/03/06	Shareholders	Share Purchase Plan	28 cents	15,841,614	4,430,652
19/04/06	Optionholders	Exercise of Options	19 cents	250,000	48,667
23/11/06	Financier	In lieu of Establishment Fee	24 cents	625,000	150,000
03/12/07	Shareholders	Rights Issue	2.5 cents	218,873,464	5,471,837
05/12/07	Optionholders	Exercise of Options	2.5 cents	3,720	93
13/12/07	Optionholders	Exercise of Options	2.5 cents	11,194	280
18/12/07	Optionholders	Exercise of Options	2.5 cents	9,000	225
21/12/07	Optionholders	Exercise of Options	2.5 cents	4,002	100
27/12/07	Optionholders	Exercise of Options	2.5 cents	25,715	643
10/06/08	Shareholders	Rights Issue	1.6 cents	20,003,211	320,051
11/08/08	Sophisticated investors	Placement of Rights Issue Shortfall	1.6 cents	11,687,500	187,000
11/08/08	Directors and management	Placement	1.6 cents	13,500,000	216,000

Under Australian law, there is no concept of par value of shares, therefore all proceeds from the issue of shares is treated as share capital, with no requirement for separate treatment of premiums or discounts. The price at which the shares were issued over the last three years reflected arms length terms. Where shares were offered at a discount to market it was at a price that was required to attract investor demand.

Where the securities were not offered to all shareholders in proportion to their holdings, BMA issued securities by means of a private placement in order to access capital from external parties, as it was determined there was not adequate depth of support from the shareholder base at that time.

The following table sets out details relating to the Aflease shares issued by Aflease during the last three years:

Date	Balance Brought forward	Ordinary shares issued	Closing balance	Issue price (cents per share)
07/04/2005	71,252,920	2,500,000[(1)]	73,752,920	65
19/08/2005	73,752,920	2,000,000	75,752,920	90
29/09/2005	75,752,920	7,000,000	82,752,920	135
29/09/2005	82,752,920	2,000,000	84,752,920	107
29/11/2005	84,752,920	400,000[(1)]	85,152,920	65
16/01/2006	85,152,920	339,011,680[(2)]	424,164,600	96
06/02/2006	424,164,600	400,000[(1)]	424,564,600	65
02/03/2006	424,564,600	2,000,000	426,564,600	215
02/03/2006	426,564,600	80,000[(1)]	426,644,600	65
10/03/2006	426,644,600	2,000,000	428,644,600	228
11/04/2006	428,644,600	2,400,000	431,044,600	212
11/04/2006	431,044,600	170,000[(1)]	431,214,600	65
25/04/2006	431,214,600	2,600,000	433,814,600	238
15/05/2006	433,814,600	2,000,000	435,814,600	249
18/05/2006	435,814,600	2,500,000	438,314,600	254
06/06/2006	438,314,600	1,700,000	440,014,600	239
11/06/2006	440,014,600	7,000,000	447,014,600	234
11/08/2006	447,014,600	450,000[(1)]	447,464,600	65
28/08/2006	447,464,600	10,000,000	457,464,600	220
31/08/2006	457,464,600	1,500,000	458,964,600	232
14/09/2006	458,964,600	13,000,000	471,964,600	242
14/09/2006	471,964,600	1,800,000[(1)]	473,764,600	65
27/09/2006	473,764,600	125,000[(1)]	473,889,600	65
15/02/2007	473,889,600	125,000[(1)]	474,014,600	65
01/03/2007	474,014,600	25,000,000	499,014,600	288
07/03/2007	499,014,600	400,000	499,414,600	308
17/04/2007	499,414,600	2,000,000	501,414,600	321
10/08/2007	501,414,600	2,000,000	503,414,600	296
05/12/2007	503,414,600	18,000,000	521,414,600	275
10/10/2007	521,414,600	1,000,000	522,414,600	296
17/10/2007	522,414,600	1,000,000[(1)]	523,414,600	65
13/12/2007	523,414,600	717,406	524,132,006	341
20/06/2008	524,132,006	325,000[(1)]	524,457,006	65
03/10/2008	524,132,006	325,000[(1)]	524,782,006	65
10/11/2008	524,132,006	1,369,863	526,151,869	146
28/11/2008	526,151,869	30,000,000	556,151,869	130

Notes:

1. *Issue of shares resulting from the exercise of share options by employees.*
2. *Issue of shares to Uranium One as settlement for Aflease's acquisition of New Kleinfontein.*
3. *Issue of shares for the acquisition of Noble Trade in terms of the sale agreement dated 2 April 2008 and the addenda thereto. The purchase price payable for the acquisition of Noble Trade is R6 million payable by the issue of Aflease shares in nine tranches, R2 million on the closing date followed by eight tranches of R500 000 each. The next tranche is due on 1 January 2009 and thereafter at six monthly intervals.*

30.2 Share consolidations or subdivision

There has been no consolidation or subdivision of BMA shares during the three years preceding this pre-listing statement other than the anticipated BMA consolidation on the operative date.

30.3 Share repurchases

There has been no repurchases of BMA shares during the three years preceding the date of this pre-listing statement.

31. OPTIONS AND PREFERENTIAL RIGHTS IN RESPECT OF SHARES

31.1 Employee share option plan

The extracts that follow reflect the existing Employee Option Plan of BMA. However, in order to ensure that the BMA Employee Share Option Plan complies with the Listing Requirements of the JSE, BMA will propose that the current Employee Share Option Plan be replaced with the BMA Replacement Option Plan at the meeting of BMA shareholders to be held on 19 January 2009 prior to scheme meeting to be held on 21 January 2009. The BMA Replacement Option Plan will comply with both the requirements of the JSE and ASX, consistent with the company's status as a dual primary listed entity. The terms of the BMA Replacement Option Plan are set out in Annexure 19 to this pre-listing statement.

BMA recognises it must offer competitive remuneration packages if it is to be successful in attracting and retaining experienced personnel. Accordingly BMA intends to continue to offer employees remuneration packages that include the grant of options under the terms and conditions of its existing Employee Option Plan.

Significant terms and conditions of the Employee Option Plan are:

31.1.1 Persons eligible to participate in the Employee Option Plan are BMA employees other than directors of BMA. BMA shareholder approval is required before options are granted to BMA directors.

31.1.2 The plan allows for BMA to issue up to a maximum of five percent of its issued capital as free options to eligible persons. Excluded from the five percent maximum are certain issues made to employees situated outside Australia or which are otherwise exempt in accordance with the Corporations Act 2001.

31.1.3 The options will not be quoted on ASX and are not transferable, except to a nominee permitted in accordance with the Employee Option Plan.

31.1.4 The term, exercise price and vesting conditions of options are granted at the discretion of the BMA directors. One share will be issued on exercise of each option, subject to adjustment in accordance with the Listing Rules, as summarised below. All shares issued on exercise of options rank pari passu in all respects with BMA shares previously issued.

31.1.5 Options do not carry the right to participate in new issues of securities to BMA shareholders. The company must give prior notice to option holders in accordance with the Listing Rules to enable them to exercise options and acquire shares before the record date for the new issue of securities. If there is a bonus share issue to BMA shareholders, the number of shares over which an option is exercisable will be increased by the number of shares which the optionholder would have received if the option had been exercised before the record date for the bonus issue. In the case of *pro rata* issues (other than bonus issues) to BMA shareholder and other reorganisations of capital, the terms of the options will be adjusted in accordance with the Listing Rules.

31.1.6 Notwithstanding any conditions of vesting, all options may be exercised during the bid period of a takeover for BMA (as defined in the Corporations Act 2001); after a change of control of BMA; or if a court orders a meeting to be held concerning a proposed compromise or arrangement for the reconstruction of BMA or its amalgamation with another company.

The BMA directors may, subject to the Listing Rules, alter, delete or add to the rules of the Employee Option Plan at anytime.

31.2 Aflease staff share scheme

31.2.1 Clause 23.3 of the deed of the Aflease staff share scheme effectively provides that if Aflease is the subject of a takeover offer (including by way of a scheme of arrangement in terms of section 311 of the Companies Act) which, as a term of the take-over offer, makes provision for the grant of options in the company making the take-over offer to employees of Aflease holding options, those employees shall be obligated to exercise their Aflease options or in substitution for their Aflease options to accept options in the offeror; provided that such substitution will not, in the opinion of the auditors of Aflease, place employees holding options in a materially worse position.

31.2.2 The replacement BMA staff share options will:

- be in number equal to the number of existing Aflease staff share options;
- entitle the holders thereof to receive, on the exercise thereof, one BMA ordinary share, at an exercise price equal to the exercise price of the cancelled Aflease staff share options (denominated in Rand);
- have vesting periods concurrent with those of the cancelled Aflease staff share options.

31.2.3 The replacement BMA retainment share options will:

- be in number equal to the number of existing Aflease retainment share options;
- entitle the holders thereof to receive, on the exercise thereof, one BMA ordinary share, at an exercise price equal to the exercise price of the cancelled Aflease retainment share options (denominated in Rand);
- have vesting periods concurrent with those of the cancelled Aflease retainment share options.

31.2.4 The auditors of Aflease have concluded that the critical terms of the replacement BMA staff share options or replacement BMA retainment share options in substitution for their Aflease staff share options or Aflease retainment share options as set out in Annexure 19 to this pre-listing statement are consistent with the critical terms of the Aflease staff share options or Aflease retainment share options. Therefore, if the scheme becomes operative, employees who hold Aflease options will be obligated under the terms of the deed of the Aflease staff share scheme to accept replacement BMA staff share options or replacement BMA retainment share options in substitution for their Aflease staff share options or Aflease retainment share options on the basis described herein.

31.3 BMA listed options

BMA has 131,324,078 options listed on the ASX. These options were issued to BMA shareholders pursuant to a rights offer pursuant to a prospectus dated 12 October 2007. The exercise price of the options is AUD0.025 cents. The options expire on 12 October 2012, if they have not been exercised. These options will not be listed on the JSE as they are held by Australian and New Zealand residents.

32. COMMISSIONS PAID OR PAYABLE IN RESPECT OF UNDERWRITING

A non-renounceable rights issue for BMA completed in November 2007 was fully underwritten by Hartleys Limited, of Level 6, 141 St Georges Terrace, Perth WA Australia. BMA paid a fee of 6 percent plus GST for the underwriting of all the shares offered under the prospectus (approximately 219 million shares), which equated to an amount of AUD361,162 settled in cash.

In connection with the non-renounceable entitlement issue completed in August 2008, BMA also paid Hartleys Limited an amount of AUD25,353 cash in their capacity as the sponsoring broker to the transaction. This was based on a contracted 5 percent commission on the value of the funds raised pursuant to the entitlement issue, being AUD507,051.

Save as disclosed above, there has been no other commission paid, nor is any payable, in terms of underwriting and there were no special terms, commissions, discounts or brokerages during the three years preceding the date of this pre-listing statement in connection with the issue or sale of any securities in the capital of BMA.

33. ADRs

BMA is in the process of setting up its own ADR programme in anticipation of the scheme becoming operative. The Aflease ADRs will be replaced with BMA ADRs, post the anticipated BMA consolidation, such that each Aflease ADR holder will receive 1 BMA ADR for every 1 Aflease ADR held should the scheme become operative.

34. CONVERTIBLE BONDS

Subject to receipt of the necessary shareholder approvals, BMA convertible bonds will be issued to replace Aflease convertible bonds and will be subject to the terms and conditions summarised in annexure 18 to this pre-listing statement.

35. MATERIAL CONTRACTS AND TRANSACTIONS

35.1 Material contracts

BMA and Aflease entered into an acquisition agreement setting out, *inter alia*, the terms of the transaction between BMA and Aflease. Details of the terms of the acquisition agreement are set out in the scheme document. The details of the other material contracts entered into, verbally or in writing, by the BMA group or the Aflease group within the two years preceding the last practicable date, other than in the ordinary course of business, that are in effect are set out in paragraph 7.2 above and Annexure 9 to this pre-listing statement. No other contracts have been entered into by the BMA group or the Aflease group at any time, other than in the ordinary course of business, which contain an obligation or settlement that is material to the BMA group or the Aflease group at the date of this pre-listing statement.

35.2 Royalties

Royalties paid or payable in the three years preceding the date of this pre-listing statement arising from the production of gold and silver from the Twin Hills gold mine were as follows:

35.2.1 Mineral royalties are payable to the State of Queensland at a rate of 2.5 percent of gold and silver revenues derived from mining leases located within the state of Queensland. State mineral royalties attributable to gold and silver production in the preceding three year period amounted to AUD514,700.

35.2.2 On 9 August 2002, BMA purchased the 68 percent interest in the Twin Hills mining tenements that were held at that time by its Joint venture partner, Plutonic Operations Limited for the consideration of AUD1,250,000 and a royalty of 2.5 percent of all fine gold production from the tenements. This acquisition brought BMA's interests in the Twin Hills tenements to 100 percent. The royalty paid to Plutonic Operations Limited in the preceding three year period amounted to 612.8 ounces of gold.

35.2.3 As is the normal practice in Australia, before the grant of a mining lease by the relevant Australian state authority, BMA was required to put in place a native title agreement known as the Indigenous Land Use Agreement with the traditional indigenous occupiers of the proposed mining lease. Under the terms of the Twin Hills native title agreement dated 23 May 2003, BMA agreed to pay the native title parties a royalty during the course of mining operations amounting to a minimum annual AUD100,000 plus an additional amount above the AUD100,000 when royalties to the state of Queensland exceeded a certain minimum threshold. The royalty paid under the terms of the native title agreement in the preceding three years amounted to AUD111,587. As mining operations were suspended in 2007, no royalties are currently accruing.

Other than royalty payments arising from gold production from the Twin Hills gold mine above, no royalties have been paid by BMA or Aflease during the three years preceding the date of this pre-listing statement or are payable by BMA or Aflease.

35.3 Technical or secretarial fees

No material technical or secretarial fees, other than as disclosed in Annexures 1, 2, 3 and 4 to this pre-listing statement have been paid by BMA or Aflease during the three years preceding the date of this pre-listing statement.

36. MATERIAL CHANGES

Save for the capital raise in August 2008 as disclosed in paragraph 30.1 above, no material changes in the financial or trading position of the BMA group or the Aflease group have occurred between 30 June 2008 (being the period for which unaudited interim reports have been published for BMA) and the last practicable date.

37. LITIGATION STATEMENT

There are no legal or arbitration proceedings, including any proceedings that are pending or threatened of which BMA is aware, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the BMA group's financial position, save that it is recorded that Aflease was notified in July 2008 by HSBC Trustee (C.I.) Limited of Jersey (the "Trustee") that Aflease is alleged to be in breach of the terms and conditions of Aflease convertible bonds issued by Aflease to the Trustee. The allegation is disputed by Aflease.

38. CORPORATE GOVERNANCE STATEMENT OF BMA

The corporate governance statement of BMA is detailed in Annexure 15 to this pre-listing statement. In addition, the BMA board has passed a resolution to adopt Corporate Governance Policies and Procedures published by the JSE Listings Requirements with effect from the date on which the company is admitted to the main board of the JSE. The salient features of the JSE corporate governance provisions are set out in Annexure 16 to this pre-listing statement.

39. EXCHANGE CONTROL

39.1 Restrictions on holding of ordinary shares in BMA

BMA has, subject to the implementation of the scheme, obtained SARB approval for the dual inward listing of its ordinary shares on the JSE, the acquisition by BMA of all the issued ordinary shares of Aflease and the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares.

The SARB approval specifically provides for the following:

- the dual inward listing of its ordinary shares on the JSE;
- the acquisition by BMA of all the issued ordinary shares of Aflease;
- the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares and equitable treatment of Aflease retainment share options, Aflease staff options, Aflease ADRs and Aflease convertible bonds;
- that confirmation that the SARB approves BMA as an African Company as defined in Section H.(B)(ii) of the Exchange Control Regulations may be sought in due course; and
- that confirmation that BMA's South African shareholders will be treated according to the provisions of Section H.(A) of the Exchange Control Rulings following the dual inward listing of BMA on the JSE.

Upon the listing of the BMA's ordinary shares on the JSE and pursuant to the acquisition by BMA of all the issued ordinary shares of Aflease, the Exchange Control Regulations provided for in Section H of the Exchange Control Rulings will apply to the acquisition of BMA's ordinary shares by South African residents.

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants in relation to the holding of ordinary shares in BMA. This summary description is intended as a guide only and is therefore not comprehensive. If you are in any doubt you should consult an appropriate professional advisor immediately.

39.1.1 South African institutional investors

South African institutional investors may invest in approved inward listed investments based on foreign reference assets or issued by foreign entities, listed on the JSE, such as BMA, using the permissible foreign portfolio investment allowances.

South African institutional investors may utilise their general foreign portfolio investment allowance to receive BMA ordinary shares in terms of the scheme. If the BMA holding will be in excess of the South African institutional investors' general foreign portfolio investment allowance, the institutional investor can apply to the SARB for approval to retain same for a period of 12 months before the South African institutional investors will be forced by the SARB to dispose of its excess BMA holding. Should BMA be classified as an African Company as defined in Section H.(B)(ii) by the SARB, the South African institutional investor will be allowed to hold their BMA holding in terms of their additional African Company specific allowance.

South African institutional investors will have to provide their CSDP or broker with a copy of their South African Exchange Control Approval evidencing that they have registered with South African Exchange Control as institutional investors for Exchange Control purposes and are thus entitled to a foreign portfolio investment allowance.

Institutional investors may invest an additional five percent of their total retails assets in approved African inward listed investments. Such African Company status will be sought for BMA in due course. Retail assets refer to assets received by such institutional investors from individuals and other entities such as companies and trusts, but exclude assets held on behalf of other institutional investors.

39.1.2 South African corporates, banks, trusts, partnerships and private individuals

South African corporates, banks, trusts, partnerships and private individuals may invest in approved inward listed instruments, such as BMA, without restriction.

39.1.3 Local brokers

Local brokers are allowed to purchase inward listed shares, such as BMA, offshore and to transfer such shares to the South African section of the register, as a book-building exercise and to enhance liquidity on the JSE. This dispensation is confined to inward listed shares, such as BMA, and brokers may warehouse such shares for a maximum period of 30 days only.

39.1.4 Rights offers

On application to Exchange Control, South African institutional investors, corporates, banks, trusts, partnerships and private individuals will be allowed to exercise their rights in terms of a rights offer. Institutional investors will be given 12 months to realign their portfolios should they be in excess of their exchange control foreign exposure limits.

39.1.5 Non-residents of the common monetary area

Non-residents of the common monetary area may acquire BMA ordinary shares on the JSE, provided that payment is received in foreign currency, or Rand from a Non-resident account.

Non-residents may sell BMA ordinary shares on the JSE and repatriate the proceeds without restriction.

Former residents of the common monetary area who have emigrated may not use emigrant blocked funds to acquire BMA ordinary shares.

39.1.6 Movement of BMA ordinary shares between registers

BMA ordinary shares are fully fungible and may be transferred between registers. Eligible South African shareholders may only acquire BMA ordinary shares, via the JSE, that are already on the South African branch register maintained by BMA's transfer secretaries. Member brokers of the JSE may acquire shares on foreign exchanges and transfer BMA ordinary shares to the South African Register as described in Member brokers of the JSE above of this section. Non-residents are not subject to Exchange Control Regulations and may freely transfer BMA shares between branch registers.

39.2 Notice to US Shareholders

BMA shares issued pursuant to the scheme will not be registered under the US Securities Act or the securities laws of any state of the United States. BMA intends to rely upon the exemptions set out in Section 3(a)(10) of the US Securities Act and any available exemptions under US state securities laws with respect to the issuance of its shares. In order to utilise the Section 3(a)(10) exemptions, BMA and Aflease intend to take all actions necessary under Section 3(a)(10) including:

(a) to ensure that the US Shareholders receive notice of, and have the right to appear at, a hearing before the South African court to approve the scheme;

(b) to request that the court at such hearing does not approve the issuance of the scheme shares to the US shareholders, unless the court finds the scheme and the issuance of the scheme shares to be fair to the US shareholders who will receive such securities; and

(c) to advise the court, prior to such hearing, that BMA will rely on the exemptions contained in Section 3(a)(10) of the US Securities Act so that it will not be required to register the issuance of its shares in the United States under the US Securities Act, based on the court's approval.

US securities laws apply to resales of any BMA shares acquired by US shareholders pursuant to the scheme. Provided that the implementation of the scheme satisfies the requirements for the exemptions under Section 3(a)(10) described above, US shareholders who are not affiliates, within the meaning of US securities laws, of either Aflease or BMA will be able to resell shares received pursuant to the scheme without restriction. US shareholders who are affiliates, within the meaning of US securities laws, of Aflease or BMA, either before or after the scheme is implemented, will not be able to resell their scheme shares unless they meet the requirements for an available exemption from registration. Exemptions available for such affiliates include rule 904 of Regulation S under the US Securities Act, which exempts certain resales outside the United States, and rule 145 of the US Securities Act, which permits resales subject to certain limitations on volume, manner of sale and minimum holding periods as set forth in rule 144 of the US Securities Act.

40. PRELIMINARY EXPENSES

There were no preliminary expenses incurred by BMA in relation to the listing of BMA within the three years preceding the date of this pre-listing statement other than outlined in paragraph 41 below.

41. EXPENSES OF LISTING ON THE JSE

The estimated expenses of the listing (excluding value added tax) on the JSE are set out in the table below:

Expense		Payable to	ZAR
JSE	– documentation	JSE	61,550
	– listing fees	JSE	161,748
Printing, publication distribution and advertising		Ince (Pty) Limited	500,000
		Du Plessis & Associates	100,000
Legal fees		Deneys Reitz	500,000
		Blake Dawson	65,000
Corporate advisor and sponsor fee		Macquarie	2,000,000
		Hartleys	1,163,500
Independent reporting accountants' fees		Ernst & Young	100,000
		PWC	1,210,000
Independent technical experts		SRK	360,000
Transfer secretaries		Computershare SA	50,000
Other			1,202
			6,273,000

This is in addition to the expenses of the scheme being R16,414,500 (excluding value-added tax).

42. PROMOTERS' INTERESTS

No promoter has had any material beneficial interest, direct or indirect, in the promotion of BMA or in any property acquired or proposed to be acquired by BMA, or any other issue in the preceding three years to this pre-listing statement, and no amount of cash or securities was paid or any benefit given within the three preceding years, or is proposed to be paid or given, to any promoter not being a director.

43. ADVISORS' INTERESTS

None of the advisors of BMA, whose names are set out on pages 1 and 2 of this pre-listing statement, hold any shares in or have agreed to acquire any shares in BMA at the date of this pre-listing statement.

In the ordinary course of business, Macquarie First South Advisers (Pty) Limited, corporate adviser to BMA, and its affiliates may hold long or short positions in, or effect trades in, shares of BMA on behalf of its clients.

44. EXPERTS' CONSENTS

The corporate advisors, sponsor, independent technical expert, attorneys, legal counsel, transfer secretaries and independent reporting accountants, whose names are included in this pre-listing statement, have given, and have not at the date of this pre-listing statement withdrawn their written consents to the inclusion of their names in the capacities as stated.

The South African independent reporting accountants and the independent technical expert whose report or summaries (as the case may be) are included as annexures to this pre-listing statement, have given, and have not at the date of this pre-listing statement withdrawn their written consents to the inclusion of their reports or summaries (as the case may be) in the form and context in which they appear.

45. STATEMENT AS TO LISTING ON THE JSE AND TRADING OF THE SHARES OF BMA

The JSE has formally approved, subject to the scheme becoming operative and the completion of items listed below, the dual primary listing of BMA on the "Mining: Gold Mining" section of the JSE List from the commencement of trade on Monday, 16 February 2009. The BMA shares will trade under the abbreviated name GOLDONE with the trading code GDO from such date. The ISIN number of Gold One International will be advised once obtained.

The JSE's approval is conditional on the following items:

- the relevant amendments to the constitution of BMA and those of its subsidiaries being approved at the BMA general meeting to be held on 19 January 2009 to comply with JSE Listings Requirements;
- the relevant amendments to the Employee Option Plan being approved at the BMA general meeting to be held on 19 January 2009 to comply with the JSE Listings Requirements;
- the registration of BMA as an external company by 5 February 2009;
- the registration of BMA auditors with the JSE by 5 February 2009;
- the provision of the Goldone ISIN by 5 February 2009.

Once the classification of BMA as an African company is obtained, the JSE will be informed and an announcement will be made on SENS by 5 February 2009.

BMA shares will only be traded on the JSE as dematerialised shares. Accordingly, any person who purchases BMA shares and who elects to receive BMA shares in certificated form will be required to dematerialise such certificated shares in order to be able to trade such shares on the JSE.

46. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection as of 19 December 2008, at the representative office in South Africa any time during normal business hours:

46.1 a signed copy of this pre-listing statement;

46.2 the constitution of BMA and its subsidiaries;

46.3 the historical audited consolidated financial statements of Aflease for the three financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 as extracted in Annexure 1 to this pre-listing statement;

46.4 the reviewed results of Aflease for the six months ended 30 June 2008 as extracted in Annexure 2 to this pre-listing statement;

46.5 the historical audited consolidated financial statements of BMA for the four financial years ended 31 December 2004, 31 December 2005, 31 December 2006 and 31 December 2007 as extracted in Annexure 3 to this pre-listing statement;

46.6 the reviewed results of BMA for the six months ended 30 June 2008 as extracted in Annexure 4 to this pre-listing statement;

46.7 the unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 as set out in Annexure 5 to this pre-listing statement;

46.8 the independent reporting accountant's assurance report of PWC on the unaudited *pro forma* financial effects of the scheme on Aflease's ordinary shareholders and on the unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 as extracted in Annexure 6 to this pre-listing statement;

46.9 the SAMREC technical report for Aflease, BMA and the *pro forma* consolidated resource and reserve statement of Gold One International as set out in Annexure 7 to this pre-listing statement;

46.10 the written consents of the corporate advisors, sponsor, independent technical expert, attorneys, legal counsel, transfer secretaries and independent reporting accountants named in this pre-listing statement with regard to the publication of their names and, where applicable, reports or summaries, in the form and context in which they appear in this pre-listing statement;

46.11 the director's service agreements referred to in paragraph 12.2 above;

46.12 the material contracts and transactions referred to in paragraph 35 above;

46.13 the Employee Option Plan;

46.14 terms and conditions of the Aflease convertible bonds, BMA convertible bonds and related documentation; and

46.15 details of the ADR programme.

47. COPIES OF THE PRE-LISTING STATEMENT

Copies of this pre-listing statement, in English only, may be obtained any time during normal business hours as of 19 December 2008 from the South African representative office of BMA, Macquarie and the South African transfer secretaries, details of which are set out in the corporate information section.

This pre-listing statement has been signed in Sydney on behalf of the directors of BMA in terms of powers of attorney granted.

This pre-listing statement has been signed in Johannesburg on behalf of the directors of Aflease in terms of powers of attorney granted.

19 December 2008

EXTRACTS OF HISTORICAL FINANCIAL INFORMATION OF AFLEASE FOR THE THREE FINANCIAL YEARS ENDED 31 DECEMBER 2005, 31 DECEMBER 2006 AND 31 DECEMBER 2007

The following historical financial information is an extract of the financial statements from:

- The Annual Report of the Aflease group for the year ending 31 December 2007 (with 31 December 2006 comparatives); and
- The Annual Report of the Aflease group for the year ending 31 December 2006 (with 31 December 2005 comparatives).

It should be noted that the audit opinions set out in this Annexure are based on the complete financial statements contained within the respective annual reports.

The extracts provided comprise:

- Consolidated income statement;
- Consolidated balance sheets;
- Consolidated cash flow statement;
- Consolidated statement of changes in equity; and
- Notes to the financial statements, including the accounting policies of Aflease.

This report has been prepared by and is the responsibility of the directors of Aflease.

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
as at 31 December 2007

	Notes	Group 31 December 2007 R'000	Group 31 December 2006 R'000
ASSETS			
Non-current assets			
Property, plant and equipment	3	279,058	166,971
Asset retirement fund	4	6,682	705
Restricted cash	5	1,596	–
Investment in subsidiary	6	–	–
Amounts due from related parties	7	268	72
		287,604	167,748
Current assets			
Inventories	8	289	289
Accounts receivables and prepayments	9	15,948	5,973
Cash and cash equivalents	10	634,315	65,479
		650,552	71,741
Total assets		938,156	239,489
SHAREHOLDERS' EQUITY			
Share capital and share premium	11	360,323	220,046
Contributed surplus	12	6,574	1,762
Accumulated deficit		(126,676)	(44,687)
		240,221	177,121
LIABILITIES			
Non-current liabilities			
Financial liabilities designated at fair value	13	622,040	–
Asset retirement obligation	15	7,445	2,572
Deferred taxation	25	31,411	31,411
		660,896	33,983
Current liabilities			
Trade and other payables	16	30,358	25,235
Taxation payable		2,005	–
Amounts owing to related parties	7	249	1,265
Provisions	17	4,426	1,885
		37,038	28,385
Total equity and liabilities		938,156	239,489

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

	Notes	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Revenue	18	–	–
Cost of Sales		–	–
Gross profit		–	–
Sundry income	18	3	301
General and administrative expenditure	19	(35,390)	(13,165)
Share options expensed	12	(4,812)	(1,762)
Exploration and pre-feasibility expenditure	20	(22,391)	(9,979)
Impairment of assets	21	(3,055)	–
Fair value adjustment on Financial liability	13	(22,040)	–
Operating loss		(87,686)	(24,605)
Finance income	22	8,470	1,804
Finance costs	23	(226)	(88)
Finance income – net		8,244	1,716
Loss before income taxes	24	(79,442)	(22,889)
Income tax expense	25	(2,547)	(333)
Net loss		(81,989)	(23,222)
Loss per share (cents)			
– Basic	26	(16.31)	(5.16)
– Diluted	26	(11.68)	(5.14)
– Headline	26	(15.70)	(5.16)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

	Share Capital R'000	Share Premium R'000	Contributed Surplus R'000	Accumulated Deficit R'000	Total R'000
Balance at 31 December 2005	1,881	14,389	–	(21,465)	(5,195)
Share issues	34,157	173,533	–	–	207,690
Share option scheme	–	–	1,762	–	1,762
Transaction cost	–	(3,914)	–	–	(3,914)
Net loss for the period	–	–	–	(23,222)	(23,222)
Balance at 31 December 2006	36,038	184,008	1,762	(44,687)	177,121
Share issues	28,638	111,804	–	–	140,442
Share option scheme	–	–	4,812	–	4,812
Transaction cost	–	(165)	–	–	(165)
Net loss for the period	–	–	–	(81,989)	(81,989)
Balance at 31 December 2007	64,676	295,647	6,574	(126,676)	240,220

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

	Notes	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Cash utilised by operating activities		(37,623)	2,190
Cash utilised by operations		(36,097)	(18,660)
Utilised to increase/(decrease) working capital		(9,228)	19,467
Cash utilised by operating activities	30	(45,325)	807
Finance income	21	8,470	1,804
Finance costs	22	(226)	(88)
Taxation paid	31	(542)	(333)
Cash expended on investment activities		(111,972)	(51,136)
Additions to property, plant and equipment	32	(104,399)	(51,087)
Increase in investments		(7,574)	(49)
Cash flow from financing activities		718,432	114,206
Proceeds from issue of shares		140,277	110,473
Business combination		–	11,820
Increase in financial liabilities		579,367	–
Decrease in amounts due to related parties		(1,212)	(8,087)
Movement in cash and cash equivalents		568,837	65,260
Cash and cash equivalents at beginning of period		65,478	218
Cash and cash equivalents at end of period	10	634,315	65,479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at 31 December 2007

1. BASIS OF PREPARATION

The consolidated financial statements of Aflease Gold Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The annual financial statements are prepared on the historical cost convention, as modified by the revaluation of financial liabilities (including derivative instruments) at fair value through profit or loss. Preparation of the annual financial statements is consistent with the previous year. The annual financial statements incorporate the accounting policies set out below, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the relevant notes to the financial statements.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

(i) IFRS 2 (Amendment). Share-based payments – Vesting conditions and cancellations (effective from 1 January 2009) Earlier application is permitted. On 17 January 2008, the IASB published final amendments to IFRS 2 Share-based Payment to clarify the terms 'vesting conditions' and 'cancellations' as follows:

- Vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Under IFRS 2, features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. The fair value also includes market-related vesting conditions.
- All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. Under IFRS 2, a cancellation of equity instruments is accounted for as an acceleration of the vesting period. Therefore any amount unrecognised that would otherwise have been charged is recognised immediately. Any payments made with the cancellation (up to the fair value of the equity instruments) is accounted for as the repurchase of an equity interest. Any payment in excess of the fair value of the equity instruments granted is recognised as an expense.

(ii) IFRS 3 (Revised). Business combinations and IAS 27 (Revised). Consolidated and separate financial statements (effective from 1 July 2009) The revised IFRS 3 was a joint project of the IASB and the US FASB. The objective was to achieve convergence in accounting for business combinations.

There are still a few differences between IFRS and US GAAP but they have been substantially aligned. The revisions made to IFRS 3: Business Combinations, and IAS 27: Consolidated and Separate Financial Statements, have brought the accounting in line with the economic entity model. The Group will evaluate the impact on future business combinations as they occur.

(iii) IFRS 8. Operating Segments (effective from 1 January 2009). The standard requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. The Standard sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The disclosure should enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

(iv) IAS 1. Presentation of Financial Statements (effective from 1 January 2009). The objective of this Standard is to prescribe the basis for presentation of general purpose financial statements, to ensure comparability both with the entity's financial statements of previous periods and with the

financial statements of other entities. To achieve this objective, this Standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

(v) IAS 23. Borrowing Cost – Revised (effective from 1 January 2009). The main change from the previous version of IAS 23 is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

(vi) IFRIC 11, Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007).This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations:

(i) IAS 1 and IAS 32. 'Puttables' Amendment to IAS 32, Financial Instruments: Presentation and IAS 1, Presentation of Financial Statements (effective from 1 January 2009). The IASB published an amendment on puttable instruments and limited life entities to IAS 32, Financial Instruments: Presentation, on 14 February 2008. Earlier adoption is allowed. The impact would be most significant where issuers can be required to redeem instruments such as in the case of partnerships, finite life entities, co-operatives and entities in the investment management sector.

(ii) IFRIC 12. Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(iii) IFRIC 13. Customer Loyalty programmes (effective from 1 July 2008). It addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

(iv) IFRIC 14. IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective from 1 January 2008). It provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Consolidation

The consolidated financial statements include the amounts of the Group and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.2 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

2.3 Financial instruments

The Group's financial instruments consist of cash on hand, balances with banks, deposits on call, accounts receivable and prepayments, accounts payable and accruals, borrowings, financial liabilities designated at fair value through profit and loss and investments other than those in subsidiaries or associates. The particular recognition methods adopted are discussed in the particular policy statements associated with each item.

Measurement

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Specific policies are discussed under the relevant headings below:

Investments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances.

Financial assets

The Group classifies its financial assets in the following categories: at fair value for profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Financial instruments carried on the balance sheet include cash and cash equivalents, available-for-sale investments, loan and trade receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Borrowing costs

Borrowings are recognised initially at the fair value of proceeds received, net of transaction costs incurred, when the Group becomes party to the contractual provisions. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings as interest, using the effective interest rate method.

Borrowing costs that are directly attributable to the acquisition, construction or development of qualifying assets that require a substantial period of time to prepare for their intended use are capitalised. All other borrowing costs are recognised as an expense when incurred.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any transaction costs, and any discount or premium on settlement.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement unless the Group chooses to designate the hybrid contracts at fair value through profit and loss.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of any derivative instrument are recognised immediately in the income statement under net trading income. However, the gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are included in 'net income from financial instruments designated at fair value'.

Financial liabilities designated at fair value through profit or loss

Financial liabilities are designated at fair value through profit or loss when:

- Doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;
- Certain investments, such as equity investments, that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis are designated at fair value through profit and loss; and

- Financial instruments, such as debt securities held, containing one or more embedded derivatives significantly modify the cash flows, are designated at fair value through profit and loss.

Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are included in 'net income from financial instruments designated at fair value'.

Recognition of deferred day one profit and loss

The best evidence of fair value at initial recognition is the transaction price (ie, the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (ie, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

The Group has entered into transactions, some of which will mature after 5 years, where fair value is determined using valuation models for which not all inputs are market observable prices or rates. Such a financial instrument is initially recognised at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as 'day one profit and loss', is not recognised immediately in profit and loss.

The timing of recognition of deferred day one profit and loss is determined individually. It is either amortised over the life of the transaction, deferred until the instrument's fair value can be determined using market observable inputs, or realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred day one profits and losses.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made. Provisions are not recognised for future operating losses. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense. Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognised for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account, and the resulting loss is recognised in the income statement for the period.

Loans payable

Loans payable are recognised initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

2.4 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities, whereafter it is measured at cost less accumulated amortisation and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs.

Interest on borrowings to specifically finance the establishment of mining assets is capitalised until it is substantially completed. Initial development and pre-production costs relating to a new ore body are capitalised until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortised. Mine development costs in the ordinary course to maintain production are expensed as incurred. Mine development costs are capitalised to the extent that it provides access to gold bearing reef and has future economic benefit.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalised. These costs include evaluation costs.

Non-mining fixed assets

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Undeveloped properties

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The fair value of these properties are annually tested for impairment. The excess purchase price is allocated to undeveloped properties up to a maximum of their fair value.

Depreciation and amortisation of mining assets

Depreciation and amortisation of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. To the extend that these costs benefit the entire ore body, they are amortised over the estimated life of the ore body. Amortisation is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

Depreciation and amortisation of non-mining assets

Included in non-mining assets are motor vehicles, computer equipment and office equipment. These assets are depreciated on a straight-line basis over their estimated useful lives as follows:

- Motor vehicles 4 – 10 years
- Computer equipment 3 years
- Office equipment 3 – 5 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2.5 Asset retirement obligations

The Group recognises the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Group concurrently recognises a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognised and provided for in the financial statements and capitalised to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognised in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognised as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision.

2.6 Impairment of non-financial assets

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.7 Future income and mining taxes

The Group utilises the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying

amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realised or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognised in income in the year that enactment or substantive enactment occurs.

2.8 Share-based compensation

The Group's share-based compensation plan is described in note 12.

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value attributable to share options that expire unexercised is credited to contributed surplus.

2.9 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.10 Leased Assets

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11 Inventories

Inventories, which include gold in process and consumable stores are stated at the lower of cost or net realizable value. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Segmental reporting

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. Future segments identified are East Rand, Free State and Namibia. Activities during the year under review was mainly East Rand activities. The activities in the other regions were immaterial and did not justify additional disclosure.

2.14 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. Headline earnings or loss per share is calculated by adjusting the basic earnings or loss per share in accordance with the guidance provided in SAICA circular 8/2007 and dividing it by the weighted average number of shares outstanding during the year.

3. PROPERTY, PLANT AND EQUIPMENT

Group		2007			2006	
	Cost R'000	Accumulated amortization R'000	Net R'000	Cost R'000	Accumulated amortization R'000	Net R'000
Mine development costs and mine plant facilities	131,492	–	131,492	30,919	–	30,919
Undeveloped properties	110,645	–	110,645	114,267	(1,266)	113,001
Motor vehicles and equipment	43,474	(7,008)	36,466	22,625	–	22,625
Computer and office equipment	715	(260)	455	518	(91)	427
	286,326	(7,268)	279,058	168,329	(1,357)	166,971

Undeveloped properties comprise:

	Undeveloped properties 2007 R'000	2006 R'000
Sub Nigel 1, 2 and 3	108,536	110,891
Spaarwater	2,110	2,110
	110,645	113,001

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Office equipment R'000	2007 R'000	2006 R'000
Opening balance	30, 919	113,001	22,625	427	166,971	3,844
Acquisition through business combinations	–	–	–	–	–	112,894
Disposals	–	–	–	–	–	
Additions	100,573	–	20,849	197	121,619	51,087
Impairments	–	(2,356)	–	–	(2,356)	
Depreciation	–	–	(7,008)	(169)	(7,177)	(853)
Closing balance	131,492	110,645	36,466	455	279,058	166,792

The impairment of assets are disclosed in note 21.

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Computer and office equipment R'000	2007 R'000	2006 R'000
Opening balance	2,610	2,110	–	394	5,113	7,074
Additions	4,586	–	122	–	4,708	617
Disposals	–	–	–	–	–	–
Impairments	–	–	–	–	–	(2,506)
Depreciation	–	–	(11)	(137)	(148)	(71)
Movement for the year	7,195	2,110	112	257	9,674	5,114

4. ASSET RETIREMENT FUND

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Investments in Rehabilitation Funds	6,682	705
– Opening balance	705	656
– Investment income net of transaction cost	(23)	49
– Premium	6,000	–
	6,682	705

Reconciliation of Rehabilitation fund:

	Environmental Trust Fund R'000	2007 R'000
Opening balance	705	705
Investment income net of transaction cost	61	(23)
Premium	–	6,000
Closing balance at year-end	766	6,682

The Environmental Trust Fund is a trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts. The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalised on a monthly basis. These investments are restricted in use and may only be used to fund the Group's approved rehabilitation costs.

The Group invested in an insurance policy to enable it to furnish a guarantee to the DME as a financial provision for future rehabilitation expenditure on the Modder East Gold Mine. Premiums are paid in accordance with the policy to Guardrisk, an initial premium of R6 million followed by two annual premiums of R1 million each. Guardrisk will invest the funds in money market investments and has furnished a Guarantee of R20 million to the DME. The Group earns investment income on a credit balance and the policy will mature after 3 years after which the balance on the account will be refunded to the Group. Any claim for rehabilitation will be paid by Guardrisk. Claims in excess of the fund balance is owed to Guardrisk at a prime rate.

5. RESTRICTED CASH

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Investments in Restricted cash accounts for Rehabilitation purposes	1,596	–
– Opening balance	–	–
– Investment income net of transaction cost	55	–
– Costs	1,541	–
	1,596	–

As part of new order right applications to the DME, the applicant must deliver a guarantee that covers the expected rehabilitation as per the approved Environmental Management Program for the specific mining or prospecting right. A bank guarantee is delivered and financial provision in the form of a deposit into a restricted cash account at the relevant bank is required.

6. INVESTMENT IN SUBSIDIARY

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Unlisted subsidiary companies		
Shares at book value	–	–

Directors' valuation

The investment represents the investment in New Kleinfontein Mining Company Limited and its subsidiaries and Etendeka Prospecting and Mining Company (Pty) Ltd. The Modder East project is the most significant asset in the Group. The last independent valuation of Modder East returned a value of R922 million (June 2006:R785 million). The valuation was performed by SRK Consulting in November 2007.

7. INTER-GROUP LOANS

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Amounts due from related parties		
Rietkuil Mining (Pty) Ltd	–	65
Uranium One	266	7
Etendeka Prospecting & Mining (Pty) Ltd (Namibia)	–	–
Sub Nigel Share Trust	1	–
New Kleinfontein Mining Co (Pty) Ltd	–	–
New Kleinfontein Gold Mine (Pty) Ltd	–	–
New Kleinfontein Gold Claims (Pty) Ltd	–	–
Mali Holdings	–	–
New Kleinfontein Rehab Trust	–	–
Micawber 400 (Pty) Ltd	–	–
Total inter-group loans	268	72
Amounts owing to related parties		
Rietkuil Mining (Pty) Ltd	–	330
Uranium One	249	935
Morris Mining	–	–
Total inter-group loans	249	1,265

Inter-company loans are interest free with no fixed repayment terms.

8. INVENTORIES

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Spares and consumables	289	289

9. ACCOUNTS RECEIVABLES AND PREPAYMENTS

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Trade receivables	512	591
Value-Added Tax and General Sales Tax	14,275	5,346
Deposits and guarantees	35	35
Other receivables	1,126	–
	15,948	5,973

The carrying amounts of accounts receivable approximate its fair value due to the short maturities of these instruments.

10. CASH AND CASH EQUIVALENTS

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Cash at bank and on hand	2,554	4,732
Call and notice deposits	631,761	60,747
	634,315	65,479

The carrying amounts approximate fair value due to the short maturities of these instruments.

11. SHARE CAPITAL AND SHARE PREMIUM

Group

On January 12, 2006, Aflease Gold Limited was created by the reverse acquisition of the Sub Nigel Gold Mining Company Limited by New Kleinfontein Mining Company Limited.

	Number of shares		Value of shares	
Ordinary shares	**2007**	**2006**	**2007 R'000**	**2006 R'000**
Authorised share capital				
1,775,000,000 shares of 57 cents per share	1,775,000,000	1,775,000,000	1,011,750	1,011,750
Issued share capital				
Opening balance of common shares in issue	473,889,600	85,152,920	220,046	16,270
Common shares issued in public or private offering	49,117,406	46,700,00	139,711	109,306
Reverse acquisition settlement	–	339,011,680	–	96,418
Exercise of stock options	1,125,000	3,025,000	731	1,966
Share issue costs	–	–	(165)	(3,914)
Closing balance of issued and outstanding shares	524,132,006	473,889,600	360,323	220,046

All issued shares are fully paid-up.

Unissued shares

The unissued shares are under the control of the Directors until the forthcoming annual general meeting.

12. CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
At the beginning of the year	1,762	16,086	–	187
Share options expensed	4,812	4,812	1,762	15,899
At the end of the year	6,574	20,897	1,762	16,086

Critical judgement applied by management

The fair value of stock options and restricted shares used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	2007	2006
Risk free interest rate: Zero coupon swap curves	9% – 10%	7% – 9%
Expected dividend yield	–	–
Expected volatility of the Company's share price	42.3% – 49.8%	47.8%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last 90 trading days. The sensitivity of share option valuation to different volatilities are set out in the table below:

	60 days	90 days	180 days
Weighted average volatility used in valuations at different dates	47.9%	48%	48.6%
	R'000	**R'000**	**R'000**
Sensitivity of the fair value of Share option expensed of R4.81 million – Higher/(Lower)	(32)	–	35

Options

The Share Incentive Scheme is administered by the Board of Directors, which determines individual eligibility under the plan, and the number of shares reserved for optioning to each individual. Each allotment vests in three equal tranches over a period of two years. The maximum number of shares of the Company that are issuable pursuant to the plan is limited to 20% of issued shares, and the maximum number of options or shares to be allotted to an individual is in the aggregate limited to 7% of the issued ordinary share capital. Below is disclosure of the movement of Aflease Gold's share options as well as a reconciliation to the Company's share options outstanding on 31 December 2007.

The following is a summary of the Company's options granted under its Share Incentive Scheme:

	Number of options		Weighted Average Exercise Price	
	2007	2006	2007 R'000	2006 R'000
At the beginning of the year	7,809,906	8,000,000	–	–
Granted during the year	4,854,971	3,234,906	2.79	2.80
Exercised during the year	(1,125,000)	(3,425,000)	0.65	0.65
Forfeiture of share options	(521,915)	–	2.80	–
At the end of the year	11,017,962	7,809,906	2.12	1.54

The share option compensation expense for 2007 was R4.8 million (2006: R15.9 million). As at 31 December 2007 the aggregate unexpensed fair value of unvested stock options granted amounted to R5.1 million (2006: R4.9 million).

The following table summarises certain information about the Company's share options outstanding at 31 December 2007:

Range of Exercise Prices (ZAR)	Options outstanding	Options exercisable			
	Number outstanding as at 31 Dec 07	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable as at 31 Dec 07	Weighted average exercise price
0.65	3,450,000	2.3	0.65	3,450,000	0.65
2.80	2,712,991	3.9	2.80	1,634,689	2.80
2.84	642,248	4.7	2.84	214,083	2.84
2.72	635,829	4.8	2.72	211,943	2.72
3.10	163,500	4.8	3.10	54,500	3.10
3.13	1,067,000	4.9	3.13	355,667	3.13
2.79	1,512,284	4.9	2.79	504,095	2.79
2.62	834,110	5.0	2.62	278,037	2.62
	11,017,962	3.8	2.15	6,703,013	1.70

The vesting of 6,750,000 options were accelerated so as to make them available for exercise at 10 April 2006. The expiry date of these options remains 15 March 2010.

13. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
The convertible bond is presented in the balance sheet as designated at Fair value through profit and loss as follows:				
At the beginning of the year	–	–	–	–
Initial recognition:				
– Fair value of convertible bond issued	622,204	622,204	–	–
– Day one loss deferred (Refer note 14)	(22,204)	(22,204)	–	–
Face value of convertible bond issued	600,000	600,000	–	–
Fair value adjustment through profit and loss	22,040	22,040	–	–
At the end of the year	622,040	622,040	–	–

On 13 December 2007, the Group issued 600 (Six hundred) 8.5% convertible bonds at a nominal value of R1 million per bond. The bonds mature 5 years from the issue date at the redemption value of 109.6% of the nominal value unless converted into the Group's ordinary shares at the holder's option, at any time during the conversion period. All or some of the bonds can be converted at a fixed rate of 266,058 shares per bond. However in the circumstance that continuous production has not commenced by 31 March 2010 on the Modder East Mine, the conversion rate will be recalculated on the reset date using a formula based on the Group's share price at that date. The effective yield to maturity of the instrument is 10%.

At any time on or after 12 December 2009 the Group may redeem all, but not some only, of the Bonds for the time being outstanding at their accreted principal amount, which represents on the relevant date a gross yield to maturity identical to that applicable in the case of redemption on the Maturity date, together with interest accrued to the date fixed for redemption. This option is exercisable only if the market value of the ordinary shares has accreted by more than 150% of the conversion price (i.e. R4.1194 x 150% = R6.1791) and ignoring the possible reset.

In addition, the Company has the option to redeem all the bonds, and not some only, at any time, at their accreted principal amount together with interest accrued to the date fixed for redemption, if 85% or more of the originally issued bonds have been exercised and/or purchased and cancelled.

The holder has the option to put the bond to the Company at the accreted principal amount plus accrued interest on the third anniversary of the closing date.

Certain debt covenants exist over the convertible bond. So long as any of the Bonds remain outstanding, the Group will not create or permit to subsist any additional indebtedness whatsoever in relation to the Modder East Project. The Group is only permitted to create or permit to subsist any indebtedness in relation to any other Project in specific circumstances.

So long as any of the Bonds remain outstanding, the Group will not create or permit to subsist any mortgage, charge, lien, pledge or other form of encumbrance or security interest upon the whole or any part of its/their present or future property or assets, revenues present or future to secure any Indebtedness or any guarantee or indemnity in respect of any indebtedness unless they comply with specific rules set out in the convertible bond agreement.

The transaction costs of R20.6 million which are directly attributable to the raising of the convertible bonds are expensed through profit and loss.

Financial risk factors and critical judgement applied by management

The Convertible bonds are designated at fair value and therefore the carrying amount will approximate the fair value of the financial liability.

The fair value of the Convertible bond has been estimated using the following assumptions:

	Inception date	**Year end 2007**
Methodology used	Binomial pricing tree algorithm	Binomial pricing tree algorithm
Maturity date: matures over a period of 5 years	13 December 2012	13 December 2012
Risk free interest rate: Zero coupon bond curves	9.86%	9.86%
Expected dividend yield	–	–
Expected volatility of the Company's share price:		
exponentially weighted moving average methodology (= 99%) [(1)]	48.80%	49.30%
Credit spread: JIBAR plus [(1)]	5.00%	5.00%
The Company's spot share price	R2.5800	R2.9500
Conversion price [(2)]	R4.1194	R4.1194

(1) The Group used its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at inception date of the Convertible bond. The following sensitivity of the fair value, expressed in Rand thousands, to assumptions were analysed and gave rise to the day one loss, using the valuation model:

	Credit spread: JIBAR plus		
Expected volatility	5.00%	7.50%	8.89%
68.8%	34,488	19,936	12,073
58.8%	17,164	4,589	(3,484)
53.8%	8,582	(4,724)	(12,508)
48.8%	–	(14,036)	(22,204)
43.8%	(10,534)	(24,255)	(30,832)
38.8%	(22,204)	(34,474)	(40,134)
28.8%	(40,656)	(52,098)	(55,515)

A credit spread of 8.89% will approximately result in the fair value of the bond on the issue date being equal to the par value at a historical volatility of 48.8%. The day one loss can be derived from the above sensitivity analysis at these parameters.

(2) Management is confident that continuous production will be highly probable at 31 March 2010 and therefore the conversion price constant and the price reset were not considered to have an effect on the current valuation.

The carrying value of the Convertible Bond at the balance sheet date is set out as follows:

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Fair value of convertible bond issued	644,025	–
Carrying value of Deferred Day one loss (Refer note 14)	(21,985)	–
At the end of the year	622,040	–

- The fair value of the Convertible bond at the balance sheet date, will be an estimated R11.9 million lower or R14.8 million higher if the observable risk free interest rate, JIBAR, used in the model differs by 1% from management's estimates ruling at the time of the valuation.
- The fair value of the Convertible bond at the balance sheet date will be an estimated R26.8 million lower or R10.4 million higher if the observable market price of the Group's ordinary shares used in the model differs by 20% from management's estimates that ruled at the time of the valuation.

The exposure of the Group to the Convertible Bond interest rates and the contractual cashflows, in the circumstances that rule at the balance sheet dates, are set out in the table below. The table below analyses the Group's financial liability into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

The carrying value of the Convertible Bond at the balance sheet date is set out as follows:

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Payable in	912,600	–
– 2007	–	–
– 2008	51,000	–
– 2009	51,000	–
– 2010	51,000	–
– 2011	51,000	–
– 2012	708,600	–
– Thereafter	–	–

The Group's Convertible bonds are denominated in South African Rand. No foreign currency exposure exists.

14. DEFERRED DAY ONE PROFIT AND LOSS

Movement of deferred day one profit and loss arising from the issue of the Convertible Bond is as follows:

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
At the beginning of the year	–	–
Addition arising from new transactions – Loss	22,204	–
Released to profit and loss during the year	(219)	–
At the end of the year	21,985	–

The day one loss is carried as part of the Fair value of the Convertible Bond and the amount released to profit and loss is included in the fair value adjustment on the Convertible bond (Refer Note 13).

15. ASSET RETIREMENT OBLIGATION

Group	Sub-Nigel/ Spaarwater R'000	New Kleinfontein R'000	Total 2007 R'000	Total 2006 R'000
Opening balance	223	2,349	2,572	1,086
– Disturbance incurred	715	3,971	4,686	–
– Incurred during the year	–	–	–	1,264
– Accretion expense	8	178	186	222
At the end of the year	947	6,498	7,445	2,572

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

Other forms of funding the future rehabilitation cost has been considered by management. These include restricted cash accounts and an Insurance policy. Refer to note 4 for more details.

The fair value of the restricted assets at year end is R8.3 million (2006: R705,000). Refer note 4.

The associated long lived assets are in the East Rand region. The liability for the entire East Rand excluding the old plant and slimes dam entails the plugging of the shafts and covering with topsoil. The old plant will be demolished and the small slimes dam will be cleaned, and vegetated.

The above table provides a reconciliation of the present value of the liability at year end:

The following are the key assumptions used in the model:

(i) The total undiscounted and uninflated amount of the estimated cash flows is R8.9 million (2006: R3.5 million).

(ii) It is estimated that the liability in respect of the New Kleinfontein Group will realise after 8.75 years (2006: 10.5 years).

(iii) Inflation of 7% (2006: 5.5%) and a discount rate of 9.5% (2006: 14.5%) were used to discount nominal future liabilities.

16. TRADE AND OTHER PAYABLES

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Trade payables	30,124	21,454
Accruals	235	652
Other payables	–	3,129
At the end of the year	30,358	25,235

The carrying amount of trade and other payables approximate its fair value due to its short maturities.

17. PROVISIONS

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Opening balance	1,885	–
Provision for leave pay	231	232
Provision for bonuses	500	1,500
Provision for settlement of employee taxes	1,681	56
Operating lease liability	129	97
Closing balance	4,426	1,885

18. REVENUE

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Gold sales	–	–
Sundry income		
– Sale of scrap metal	853	301
– Other Sundry income	3	–
– Incidental income capitalised to development cost	(853)	–
	3	301

19. GENERAL AND ADMINISTRATIVE EXPENDITURE

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Accounting fees	214	–
Audit fees	554	345
Depreciation	148	853
Directors remuneration	1,373	404
Legal fees	72	–
Management fees	1,746	3,005
Staff cost	8,163	4,958
Transaction costs	20,868	1,960
Other	2,252	1,639
	35,390	13,165

20. EXPLORATION AND PRE-FEASIBILITY EXPENDITURE

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Cash-settled exploration and project development expenditure		
– Modder East	1,991	5,720
– Sub-Nigel	4,874	3,791
– Turnbridge	315	5
– Holfontein	2,418	59
– Spaarwater	–	5
– Ventersburg	7,412	43
– Etendeka	2,168	356
– Mineral Rights	131	–
– Other projects in South Africa	45	–
– Other projects in Africa	124	–
– General cost not attributable to a specific project	2,915	–
	22,391	9,979

21. IMPAIRMENT OF ASSETS

Management has re-evaluated the value of the gold claims carried on the balance sheet of New Kleinfontein Gold Claims (Pty) Ltd. The gold claims represent the old order mining rights that formed the basis of the application for the new order rights at Modder East and Turnbridge. Based on this valuation management concluded that no value should currently be attributed to the gold claims. In accordance with the provisions of IAS 36, the value of the old order right has been written down to zero, along with the Undeveloped property balance that arise on consolidation and the Loan accounts from related parties in their separate financial statements.

Management re-evaluated the value of the Ventersburg project during the prior period. Based on this valuation management concluded that no value should currently be attributed to the project. In accordance with the provisions of IAS 36, the value of these investments have been written down to zero.

Details of net assets impaired are as follows:

	Group 31 December 2006 12 months R'000	Group 12 months R'000
Old order rights – New Kleinfontein Gold Claims	3,055	–
Mining rights – Ventersburg	–	–
Net assets impaired	3,055	–

22. FINANCE INCOME

	Group 31 December 2006 12 months R'000	Group 12 months R'000
Interest received on cash and cash equivalents	8,470	1,804

23. FINANCE COST

	Group 31 December 2006 12 months R'000	Group 12 months R'000
Interest paid	226	88

24. LOSS BEFORE INCOME TAX

	Group 12 months R'000	Group 12 months R'000
	31 December 2006	
The following items have been charged in arriving at the loss before tax:		
Accounting fees	214	–
Audit remuneration for audit services	554	345
Legal fees	72	–
Management fees	1,746	3,005
Operating lease payments	204	136
Depreciation	148	853
– Depreciation	7,177	853
– Capitalised to Development cost	(7,029)	–
Impairment of assets	3,055	–
Transaction cost on raising of Convertible bond	20,633	–
Share options expensed	4,812	1,762
– Staff	1,078	1,762
– Directors	3,734	–
Staff cost	8,163	4,958
– Salaries	10,585	4,415
– UIF	29	375
– Other	685	168
– Capitalised to Development cost	(3,136)	–
Directors remuneration	1,373	404
– Executive Directors	924	–
– Non-executive Directors	449	404

25. INCOME TAX EXPENSE

	Group 12 months R'000	Group 12 months R'000
	31 December 2006	
South African taxation – current	(2,403)	(333)
– previous year adjustment	(144)	–
	(2,547)	(333)

A reconciliation between the average effective tax rate and the applicable tax rate is presented below:

	Group 12 months R'000	Group 12 months R'000
	31 December 2006	
Statutory rate of taxation	35%	45%
Income not subject to tax	–	0.1%
Tax rate adjustment from 45% to 35% on New Kleinfontein	(1,9%)	–
Assessed loss utilised	–	1.2%
Expenses not deductible for tax purposes	(14.8%)	(6.3%)
Deferred tax asset not recognised	(21.9%)	(32.0%)
Tax rate differential – mining vs non-mining	0.6%	(6.8%)
Prior year over adjustment	(0.2%)	(0.5%)
Other	–	(1.2%)
Effective tax rate	(3.2%)	(0.5%)

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2007 as the Group has an estimated unredeemed capital expenditure balance of R263.1 million

(2006: R120.5 million) and calculated tax losses balance of R6.8 million (2006: R6.8 million). This is made up as follows:

	Unredeemed Capital expenditure		Unredeemed Tax losses	
	2007 R'000	2006 R'000	2007 R'000	2006 R'000
Old order rights				
– New Kleinfontein Gold Claims	263,121	120,501	6,843	6,794

The mining tax rates utilised as at 31 December 2007 is 35% in South Africa. (2006:35% for Aflease Gold and 45% for the New Kleinfontein companies). The Group will be taxed at the lower gold formula as they do not have the Secondary Tax on Companies exemption.

These future deductions are utilizable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes.

Except to the extent disclosed below, a net future tax asset arising from tax losses and unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not more likely than not.

The Group's future income tax assets and liabilities as at 31 December 2007 and 2006 are summarised below. These amounts incorporate the unredeemed capital expenditure as well as the tax loss balances referred to above multiplied by the applicable tax rates.

	Group 31 December 2007 R'000	Group 31 December 2006 R'000
Mining assets	59,103	24,335
Non-mining assets	657	202
Revaluation of undeveloped property	31,411	31,411
Financial liability designated at fair value	(6,722)	–
Provisions	(3,297)	(719)
	81,153	55,229
Unredeemed capital expenditure	(92,092)	(48,810)
Taxation losses	(1,985)	(1,964)
Deferred tax asset not recognised	44,335	26,956
Net future income tax liability recognised	31,411	31,411

A fair value increment in mining assets of R108.3 million arose on the fair valuation of the assets of Sub-Nigel that formed part of the reverse take over of Sub Nigel by New Kleinfontein. In compliance with accounting practice, a future tax liability of R31.4 million was recognised on this revaluation.

26. BASIC LOSS PER SHARE, DILUTED LOSS PER SHARE AND HEADLINE LOSS PER SHARE

	Group	Group
	31 December 2006	
	12 months	12 months
Basic loss per share		
Basic loss per share (cents)	(16.31)	(5.16)
is calculated based on net (loss)/profit of the period of (R'000)	(81,989)	(22,889)
and a weighted average number of shares outstanding of issued	502,681,903	443,166,965
Potentially Diluted basic loss per share of (cents)	(11.68)	(5.14)
is calculated based on net (loss)/profit of the period of (R'000)	(59,949)	(22,889)
and a weighted average number of shares outstanding of issued	513,215,920	444,939,171
Weighted average number of ordinary shares	502,681,903	443,166,965
Adjusted for:		
Weighted average options granted potentially issued for no consideration	2,661,616	1,772,206
Weighted average convertible bonds potentially convertible	7,872,401	–
Potentially diluted average number of shares	513,215,920	444,939,171
Reconciliation of basic loss and potentially diluted loss for the period:		
Loss before tax	(81,989)	(22,889)
Fair value adjustment on Convertible bonds	22,040	–
Potentially diluted Loss for the period	(59,949)	(22,889)
Headline loss per share		
Headline loss per share (cents)	(15.70)	(5.16)
is calculated based on net (loss)/profit of the period (R'000)	(78,934)	(22,889)
and a weighted average number of shares outstanding of issued	502,681,903	443,166,965
Reconciliation of basic loss and headline loss for the period:		
Loss before tax	(81,989)	(22,889)
Impairment write-downs	3,055	–
Headline earnings	(78,934)	(22,889)

27. CONTINGENT LIABILITIES AND COMMITMENTS

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Guarantees	21.790	1,325
Capital commitments	897,999	144,487
Operating lease commitments	3,926	4,025
Guarantees:		
Environmental rehabilitation of land		
– Performance bank guarantees with the DME	1,296	1,080
– Performance insurance policy guarantee with the DME	20,249	–
Performance guarantee – Eskom	245	245

Capital commitments

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Capital expenditure commitments contracted for	175,953	2,553
Capital expenditure commitment authorised by the Directors but not yet contracted for	722,046	141,934
	897,999	144,487
Payable in	897,999	144,487
– 2007	–	141,914
– 2008	557,290	–
– 2009	204,495	–
– 2010	127,314	–
– 2011	–	–
– 2012	–	–
Thereafter	8,901	2,573

The Group capital commitment relates to capital expenditure on the Modder East projects as well as the asset rehabilitation liability, it includes the Board approved capital expenditure on the development of the Sub Nigel Gold Mine as included under the Company commitments.

Operating leases

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
The future aggregate minimum lease payment under non-cancelable operating leases are:		
No later than 1 year	84	77
Later than one year but no later than 5 years	431	516
Later than 5 years	3,410	3,432
	3,926	4,025

The operating lease relates to the lease of the farm Cloverfield. The lease agreement commenced in April 2006 and expires in March 2016, an option to renew exists for a further period of 9 years and 11 months. The initial lease payment amounted to R6,000 per month and will escalates by 10% per annum.

28. FINANCIAL INSTRUMENTS

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Group is approved by the Board of Directors.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

29. BUSINESS COMBINATIONS

In the prior financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006 R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and payments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liabilities	(31,411)
Value of business combination	96,418

30. CASH UTILISED BY OPERATIONS

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Loss before income tax	(79,442)	(22,8889)
Adjusted for:		
– Depreciation	7,177	853
– Depreciation capitalised to Development cost	(7,029)	–
– Increase in retirement obligation	4,873	1,445
– Increase in retirement obligation capitalised to Retirement asset	(3,971)	–
– Impairment of asset	3,055	–
– Share based payments	4,812	1,762
– Transaction cost directly attributable to bond raising	20,633	–
– Fair value adjustment of Financial liability designated at Fair value	22,040	–
– Finance costs – net	(8,244)	(1,716)
– Changes in working capital (excluding the effects of the acquisition) Inventories	–	(289)
Accounts receivable and prepayments	(9,975)	(5.303)
Trade and other payables	(1,795)	25,059
Increase in other provisions	2,541	1,885
	(45,325)	807

31. RECONCILIATION OF INCOME TAX PAID

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Amount unpaid at beginning of period	–	–
Amount per the income statement	(2,547)	333
Amount unpaid at end of period	2.005	–
	(542)	333

32. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
Mine development costs and mine plant facilities	83,353	26,164
Undeveloped properties	–	1,780
Motor vehicles	20,849	22,625
Office equipment	197	518
	104,399	51,087

33. SUBSEQUENT EVENTS

On 27 February 2008 the Minister of Minerals and Energy granted Aflease Gold a mining right for Sub-Nigel 1, for gold ore and associated minerals.

Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were deregistered on 4 January 2008.

34. RELATED PARTY TRANSACTIONS

The Company's major shareholder is Uranium One Africa Limited, which holds 64.7% (2006 – 71.3%) of the Company's shares.

	Group 31 December 2007 12 months R'000	Group 31 December 2006 12 months R'000
The following transactions were carried out with related parties:		
Management fee paid to Uranium One	1,746	3,005
Rent paid to Uranium One	39	57

Details of share options outstanding and exercised by Directors are as follows:

Director	Balance at 1 Jan 07	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 07	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 07	First exercise date
Executive								
AC Reynolds	3,326,233	295,500	–	3,621,733	–	–	1.14	–
HG Veldsman	1,000,000	–	1,000,000	–	–	1,000,000	0.65	Oct 2007
PB Kruger	287,671	157,829	–	445,500	–	–	2.77	–
IJ Marais	–	1,067,00	–	1,067,00	–	–	3.13	–
Non-Executive								
K Dicks	287,671	150,000	–	437,671	–	–	2.74	–
S Swana	287,671	150,000	–	437,671	–	–	2.74	–
S Maziya	287,671	150,000	–	437,671	–	–	2.74	–
S Zungu	383,562	200,000	–	583,562	–	–	2.74	–
W Lupien	–	184,110	–	–	–	–	2.62	–
	5,860,479	2,354,439	1,000,000	7,030,808	–	1,000,000	1.99	

Director	Balance at 1 Jul 05	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 06	Exercised number of shares	Allocated price of options on hand 31 Dec 06
Executive						
S T Ward	4,400,000	–	4,400,000	–	1,250,000	–
A C Reynolds	2,800,000	526,233	–	3,326,233	–	0.99
H G Veldsman	2,800,000	–	1,800,00	1,000,000	1,800,000	0.65
P B Kruger	–	287,671	–	287,671	–	2.80
I J Marais						
Non-Executive						
Ken Dicks	–	287,671	–	287,671	–	2.80
S Swana	–	287,671	–	287,671	–	2.80
S Mayiza	–	287,671	–	287,671	–	2.80
S Zungu	–	383,562	–	383,562	–	2.80
	10,000,000	2,060,479	6,200,000	5,860,479	3,050,000	1.41

	Group 31 December 2006 12 months R'000	Group 12 months R'000
Directors' remuneration	1,373	404
– *Executive directors*		
S T Ward (Resigned) – Salary	–	–
A C Reynolds (Resigned) – Salary	–	–
H G Veldsman (Resigned) – Salary	–	–
P St G Glyn (Resigned) – Salary	–	–
I J Marais – Salary	168	–
P B Kruger – Salary	756	–
– *Non-executive directors*		
Ken Dicks – Services as director	102	103
S Swana – Services as director	112	95
S Maziya – Services as director	110	91
S Zungu – Services as director	125	115

35. SEGMENTAL REPORTING

The Group operates only in the gold mining and exploration sector of the economy and primarily in the East Rand and Free State geographical region of South Africa. There are no other business segments with significant differences in the risks and returns or economic environments in which the Group operates.

SHAREHOLDER INFORMATION

The shareholders' spread at 31 December 2007 was as follows:

- Register Date: 28 December 2007.
- Issued share capital: 524,132,006 shares.

Shareholder spread

	Number of shareholders	%	Number of shares	%
1 – 1,000 shares	1,135	33.98	507,399	0.10
1,001 – 10,000 shares	1,448	43.35	6,695,837	1.28
10,001 – 100,000 shares	648	19.40	19,608,255	3.74
100,001 – 1,000,000 shares	87	2.60	25,077,956	4.78
1,000,001 shares and over	22	0.66	472,242,559	90.10
	3,340	100.00	524,132,006	100.00

Distribution of shareholders

	Number of shareholders	%	Number of shares	%
Banks	33	0.99	64,549,239	12.32
Close Corporations	60	1.80	1,975,812	0.38
Endowment Funds	12	0.36	1,203,990	0.23
Individuals	2,959	88.59	30,456,422	5.81
Insurance Companies	2	0.06	34,321	0.01
Investment Companies	1	0.03	15,000	0.00
Mutual Funds	19	0.57	33,712,843	6.43
Nominees and Trusts	158	4.73	13,680,586	2.61
Other Corporations	26	0.78	1,490,452	0.28
Pension Funds	9	0.27	1,880,000	0.36
Private Companies	53	1.59	22,994,860	4.39
Public Companies	8	0.24	352,138,481	67.19
	3,340	100.00	524,132,006	100.00

Public/Non-public shareholders

	Number of shareholders	%	Number of shares	%
Non-public shareholders	4	0.12	339,244,780	64.73
Directors and Associates of the Company	3	0.09	233,100	0.04
Strategic Holdings (more than 10%)	1	0.03	339,011,680	64.68
Public shareholders	3,336	99.88	184,887,226	35.27
	3,340	100.00	524,132,006	100.00

Beneficial shareholders holding of 3% or more

	Number of shares	%
Uranium One Africa Limited	339,011,680	64.68
Investec	32,062,073	6.12
Bank of New York Unrestricted Depositary Receipts	22,337,000	4.26
Bear Sterns (Custodian)	19,100,938	3.64

SHAREHOLDER INFORMATION

The shareholders' spread at 31 December 2007 was as follows:

Breakdown of Non-public holdings

Directors	Number of shares	%
Froneman, N J	170,000	0.03
Swana, S	50,000	0.01
	220,000	0.04

Strategic holdings (more than 10%)	Number of shares	%
Uranium One Africa Limited	339,011,680	64.68

Beneficial breakdowns	Number of shares	%
Investec	32,062,073	6.12
Investec Value Fund	10,900,00	2.08
Investec Managed	8,915,146	1.70
Investec Equity Fund	6,261,380	1.19
Investec Commodities Fund	4,895,741	0.93
Investec Securities (Broker Proprietary)	1,089,806	0.21

REPORT OF INDEPENDENT AUDITORS

We have audited the annual financial statements and Group annual financial statements of Aflease Gold Limited, which comprise the Directors' report, the balance sheet and the consolidated balance sheet as at 31 December 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 26 to 70.

Directors' responsibility for the financial statements

The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as of 31 December 2007, and their financial performance and their cash flows for the respective periods then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

Director: HP Odendaal
Registered Auditor

Johannesburg
31 March 2008

AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)

CONSOLIDATED BALANCE SHEET
as at 31 December 2006

	Notes	Group 31 December 2006 R'000	Group 31 December 2005 R'000
ASSETS			
Non-current assets			
Property, plant and equipment	3	166,971	3,844
Asset retirement fund	4	705	656
Investment in subsidiary	5	–	–
Amounts due from related parties	6	72	5,677
		167,748	10,177
Current assets			
Inventories	7	289	–
Accounts receivables and prepayments	8	5,973	670
Cash and cash equivalents	9	65,479	219
		71,741	889
Total assets		239,489	11,066
SHAREHOLDERS' EQUITY			
Share capital and share premium	10	220,046	16,270
Contributed surplus	11	1,762	–
Accumulated deficit		(44,687)	(21,465)
		177,121	(5,195)
LIABILITIES			
Non-current liabilities			
Amounts owing to related parties	6	1,265	14,957
Asset retirement obligation	12	2,572	1,127
Deferred taxation	21	31,411	–
		35,248	16,084
Current liabilities			
Trade and other payables	13	25,235	176
Provisions	14	1,885	–
		27,120	176
Total equity and liabilities		239,489	11,066

INCOME STATEMENT
for the year ended 31 December

	Notes	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Revenue	15	–	–
Cost of sales		–	–
Gross profit		–	–
Sundry income	15	301	–
General and administrative expenditure		(13,165)	(955)
Share options expensed	11	(1,762)	–
Exploration and pre-feasibility expenditure	16	(9,979)	–
Loss on disposal of investments		–	(391)
Impairment of assets	17	–	–
Operating loss		(24,605)	(1,346)
Finance income	18	1,804	77
Finance costs	19	(88)	(143)
Finance income – net		1,716	(66)
Loss before income taxes	20	(22,889)	(1,412)
Income tax expense	21	(333)	–
Net loss		(23,222)	(1,412)
Loss per share (cents)	22		
– Basic		(5.16)	(0.42)
– Diluted		(5.16)	(0.42)

SUMMARISED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2006

Group	Share capital R'000	Share premium R'000	Contributed surplus R'000	Accumulated deficit R'000	Total R'000
Balance at 1 January 2005	1,881	14,389	–	(20,053)	(3,783)
Net loss for the period	–	–	–	(1,412)	(1,412)
Balance at 31 December 2005	1,881	14,389	–	(21,465)	(5,195)
Share issues	34,157	173,533	–	–	207,690
Share option scheme	–	–	1,762	–	1,762
Transaction cost	–	(3,914)	–	–	(3,914)
Net loss for the period	–	–	–	(23,222)	(23,222)
Balance at 31 December 2006	36,038	184,008	1,762	(44,687)	177,121

Company	Share capital R'000	Share premium R'000	Contributed surplus R'000	Accumulated deficit R'000	Total R'000
Balance at 1 July 2004	31,257	–	–	692	31,949
Share issues	4,720	–	–	–	4,720
Share option scheme	–	–	187	–	187
Net loss for the period	–	–	–	(28,409)	(28,409)
Balance at 30 June 2005	35,977	–	187	(27,717)	8,447
Share issues	233,456	216,677	–	–	450,133
Share option scheme	–	–	15,899	–	15,899
Transaction cost	–	(3,914)	–	–	(3,914)
Net loss for the period	–	–	–	(39,014)	(39,014)
Balance at 31 December 2006	269,433	212,763	16,086	(66,731)	431,551

CASH FLOW STATEMENT

	Notes	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Cash utilised by operating activities		2,190	6,750
Cash utilised by operations		(18,660)	(451)
Utilised to increase working capital		19,467	7,267
Cash generated from operating activities	26	807	6,816
Finance income		1,804	77
Finance costs		(88)	(143)
Taxation paid	27	(333)	–
Cash flows from investing activities		(51,136)	(43)
Additions to property, plant and equipment	28	(51,087)	–
Increase in investments		(49)	(43)
Cash flow from financing activities		114,206	(6,680)
Proceeds from issue of shares	·	110,473	–
Business combination		11,820	–
Decrease in long-term liabilities		–	(921)
Decrease in amounts due to related parties		(8,087)	(5,759)
Movement in cash and cash equivalents		65,260	27
Cash and cash equivalents at beginning of period		219	192
Cash and cash equivalents at end of period	9	65,479	219

1. BASIS OF PREPARATION

1.1 Group

The consolidated financial statements of Aflease Gold Limited (previously Sub Nigel Gold Mining Company Ltd) and its subsidiaries have been prepared in accordance with International Financial Reporting Standard ("IFRS"). The consolidated financial statements cover a period of 12 months due to the reverse acquisition.

The annual financial statements are prepared on the historical cost basis and are consistent with those of the previous year. The annual financial statements incorporate the following accounting policies, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards effective in 2006

(i) Share-based payment transactions are measured with reference to the fair value of goods or services received and are charged to the income statement over the related vesting period (refer to accounting policy note 2.10 for further details).

(ii) IFRS 6. Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

The standard specifies the financial reporting for the exploration for and evaluation of mineral resources. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraphs 11 and 12 of IAS 8. Thus, an entity adopting IFRS 6 may continue to use the accounting policies applied immediately before adopting the standard. This includes continuing to use recognition and measurement practices that are part of those accounting policies. The standard requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The standard also varies the recognition of impairment from that in IAS 36 but measures the impairment in accordance with that standard once the impairment is identified.

(iii) IAS 21. Net Investment in a Foreign Operation (effective from 1 January 2006)

This amendment clarifies that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation's individual financial statements in accordance with IAS 21. If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity's separate financial statements. If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity's separate financial statements and in the foreign operation's individual financial statements. Such exchange differences are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity (i.e. financial statements in which the foreign operation is consolidated, proportionately consolidated or accounted for using the equity method.

(iv) IAS 39 and IFRS 4. Financial Guarantee Contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

(v) IFRIC Interpretation 4. Determining whether an Arrangement Contains a Lease (effective from 1 January 2006)

IFRIC 4 applies to situations where an entity enters into an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The IFRIC proposes that these contracts be treated as leases in accordance with IAS 17.

Comparative information has been adjusted to comply with the new accounting policies. There have been no adjustments to the cash flow statement in respect of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

New accounting standards not yet effective

(i) IFRS 7. Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

(ii) IFRS 8. Operating Segments (effective from 1 January 2009)

(iii) IFRIC Interpretation 8. Scope of IFRS 2 (effective from 1 May 2006)

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. 'Goods' includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets. Consequently, except for particular transactions excluded from its scope, IFRS 2 applies to all transactions in which the entity receives non-financial assets or services as consideration for the issue of equity instruments of the entity. IFRS 2 also applies to transactions in which the entity incurs liabilities, in respect of goods or services received, that are based on the price (or value) of the entity's shares or other equity instruments of the entity.

(iv) IFRIC 9, Re-assessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006).

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations

(v) IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006).

IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts.

(vi) IFRIC 11, Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007).

This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

(vii) IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008).

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements

1.2 Company

The Company financial statements have been prepared in accordance with International Financial Reporting Standard ("IFRS"). The Company financial statements cover a period of 18 months.

Statement of compliance with International Financial Reporting Standards (IFRS)

Aflease Gold Ltd's transition date was 1 July 2004. An opening IFRS balance sheets was prepared at that date. Details of IFRS adjustments affecting the Company are listed in note 28.

The Company financial statements are for the 18 months ended 31 December 2006. They are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS. These financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective or issued and early adopted as at the time of preparing these statements.

These financial statements were prepared in accordance with South Africa's Generally Accepted Accounting Principles ("SA GAAP") until 30 June 2004. No restatement of figures in respect of 2004 were required to reflect these adjustments as a result of the choices or exemptions. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets through profit and loss.

In order to comply with IFRS the company adopted the following accounting policies:

IFRS 2: Share-based Payments

Share-based payment transactions are measured with reference to the fair value of goods or services received and are charged to the income statement over the related vesting period (refer to accounting policy note 2.10 for further details).

Comparative information has been adjusted to comply with the new accounting policies. There have been no adjustments to the cash flow statement in respect of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The reporting date of these consolidated financial statements is 31 December 2006. The Company has applied the mandatory exceptions and certain of the optional exceptions from full retrospective application of IFRS.

"Exemptions from full retrospective application of IFRS– elected by the Company

The Group has elected to apply the following optional exemptions from full retrospective application.

- *Business combinations exemption*

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

- *Exemption from restatement of comparatives for IAS 32 and IAS 39.*

The Group elected to apply this exemption."

"Exceptions from full retrospective application followed by the Company

The Group has applied the following mandatory exceptions from retrospective application.

- *Derecognition of financial assets and liabilities exception*

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not choose to apply the IAS 39 derecognition criteria to an earlier date.

- *Estimates exception*

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

- *Assets held for sale and discontinued operations exception*

Management applies IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005. Aflease did not have any assets that met the held-for-sale criteria during the period presented. No adjustment was required.

- *Changes in existing decommisioning, restoration and similar liabilities included in the cost of property, plant and equipment*

The Group has elected to apply this exemption."

New accounting statements not yet effective:

(i) IFRS 6. Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

The standard specifies the financial reporting for the exploration for and evaluation of mineral resources. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraphs 11 and 12 of IAS 8. Thus, an entity adopting IFRS 6 may continue to use the accounting policies applied immediately before adopting the standard. This includes continuing to use recognition and measurement practices that are part of those accounting policies. The standard requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The standard also varies the recognition of impairment from that in IAS 36 but measures the impairment in accordance with that standard once the impairment is identified.

(ii) IFRIC Interpretation 5. Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)

The purpose of decommissioning funds is to segregate assets to fund some or all of the costs of decommissioning plant, equipment, or in undertaking environmental rehabilitation. The contributor shall recognise its obligation to pay decommissioning costs as a liability and recognise its interest in the fund separately unless the contributor is not liable to pay decommissioning costs even if the fund fails to pay. The contributor shall determine whether it has control, joint control or significant influence over the fund by reference to IAS 27, IAS 28, IAS 31 and SIC-12. If it does, the contributor shall account for its interest in the fund in accordance with those standards.

(iii) IFRS 7. Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

(iv) IAS 19. Employee Benefits (effective from 1 January 2006)

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements.

(v) IAS 21. Net Investment in a Foreign Operation (effective from 1 January 2006)

This amendment clarifies that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation's individual financial statements in accordance with IAS 21. If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity's separate financial statements. If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity's separate financial statements and in the foreign operation's individual financial statements. Such exchange differences are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity (i.e. financial statements in which the foreign operation is consolidated, proportionately consolidated or accounted for using the equity method.

(vi) IAS 39 and IFRS 4. Financial Guarantee Contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

(vii) IFRIC Interpretation 4. Determining whether an Arrangement Contains a Lease (effective from 1 January 2006)

IFRIC 4 applies to situations where an entity enters into an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The IFRIC proposes that these contracts be treated as leases in accordance with IAS 17.

(viii) IFRIC Interpretation 8. Scope of IFRS 2 (effective from 1 May 2006)

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. 'Goods' includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets. Consequently, except for particular transactions excluded from its scope, IFRS 2 applies to all transactions in which the entity receives non-financial assets or services as consideration for the issue of equity instruments of the entity. IFRS 2 also applies to transactions in which the entity incurs liabilities, in respect of goods or services received, that are based on the price (or value) of the entity's shares or other equity instruments of the entity.

(ix) IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations.

(x) IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts.

(xi) IFRIC 11, Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

(xii) IFRIC 12, Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(xiii) IFRS 8, Operating Segments (effective from 1 January 2009).

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Consolidation

The consolidated financial statements include the amounts of the Group and all of its subsidiaries. All significant inter company balances and transactions are eliminated on consolidation.

2.1.1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.2 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

2.3 Financial Instruments

The group's financial instruments consist of cash on hand, balances with banks, deposits on call, accounts receivable and prepayments, accounts payable and accruals, borrowings and investments other than those in subsidiaries or associates. The particular recognition methods adopted are discussed in the particular policy statements associated with each item.

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances.

Financial assets

The group classifies its financial assets in the following categories: at fair value for profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Financial instruments carried on the balance sheet include cash and cash equivalents, available-for-sale investments, loan and trade receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Borrowing cost

Borrowings are recognised initially at the fair value of proceeds received, net of transaction costs incurred, when the group becomes party to the contractual provisions. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings as interest, using the effective interest rate method.

Borrowing costs that are directly attributable to the acquisition, construction or development of qualifying assets that require a substantial period of time to prepare for their intended use are capitalised. All other borrowing costs are recognised as an expense when incurred.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs, and any discount or premium on settlement.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made. Provisions are not

recognised for future operating losses. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense. Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognised for the difference between the recoverable amount and the carrying

amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account, and the resulting loss is recognised in the income statement for the period.

Loans payable

Loans payable are recognised initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Equity Instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

2.4 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities, whereafter it is measured at cost less accumulated amortisation and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Interest on borrowings to specifically finance the establishment of mining assets is capitalised until it is substantially completed. Initial development and pre-production costs relating to a new ore body are capitalized until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortized. Mine development costs in the ordinary course to maintain production are expensed as incurred. Mine development costs are capitalised to the extent it provide access to gold bearing reef and have future economic benefit.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalized. These costs include evaluation costs.

Non-mining fixed assets

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Undeveloped properties

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The fair value of these properties are annually tested for impairment. The excess purchase price is allocated to undeveloped properties up to a maximum of their fair value.

Depreciation and amortisation of mining assets

Depreciation and amortisation of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. To the extend that these costs benefit the entire ore body, they are amortised over the estimated life of the ore body. Amortisation is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

Depreciation and amortisation of non-mining assets

Included in non-mining assets are motor vehicles, computer equipment and office equipment. These assets are depreciated on a straight-line basis over their estimated useful lives as follows:

- Motor vehicles	4 – 10 years
- Computer equipment	3 years
- Office equipment	3 – 5 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2.5 Asset retirement obligations

The Goup recognises the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Group concurrently recognises a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognised and provided for in the financial statements and capitalised to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognised in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognised as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

2.6 Impairment of non-financial assets

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.7 Future income and mining taxes

The Group utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognised in income in the year that enactment or substantive enactment occurs.

2.8 Share-based compensation

The Group's share-based compensation plan is described in note 11.

The Group operates an equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value attributable to share options that expire unexercised is credited to contributed surplus.

2.9 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company.

2.10 Leased assets

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11 Inventories

Inventories, which include gold in process and consumable stores are stated at the lower of cost or net realizable value. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Segmental reporting

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. Future segments identified are East Rand, Free State and Namibia. Activities during the year under review was mainly East Rand activities. The activities in the other regions were immaterial and did not justify additional disclosure.

2.14 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. Headline earnings or loss per share is calculated by adjusting the basic earnings or loss per share in accordance with the guidance provided in SAICA Circular 7/2002 and dividing it by the weighted average number of shares outstanding during the year.

3. PROPERTY, PLANT AND EQUIPMENT

Group	2006 Cost R'000	2006 Accumulated amortization R'000	2006 Net R'000	2005 Cost R'000	2005 Accumulated amortization R'000	2005 Net R'000
Mine development costs and mine plant facilities	30,919	–	30,919	–	–	–
Undeveloped properties	114,267	(1,266)	113,001	4,348	(504)	3,844
Motor vehicles and equipment	22,625	–	22,625	–	–	–
Office equipment	518	(91)	427	–	–	–
	168,329	(1,357)	166,971	4,348	(504)	3,844

Undeveloped properties comprise:	Undeveloped Properties 2006 R'000	Undeveloped Properties 2005 R'000
New Kleinfontein Group of Companies	110,891	3,844
Spaarwater	2,110	–
	113,001	3,844

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Office Equipment R'000	2006 R'000	2005 R'000
Opening balance	–	3,844	–	–	3,844	4,348
Acquisition through business combinations	4,755	108,139	–	–	112,894	–
Additions	26,164	1,780	22,625	518	51,087	–
Depreciation	–	(762)	–	(91)	(853)	(504)
Closing balance	30,919	113,001	22,625	427	166,972	3,844

4. ASSET RETIREMENT FUND

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Investments in Rehabilitation Trust Fund	705	656
– Opening balance	656	613
– Investment income	49	43
	705	656

The Environmental Trust Fund is a trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts. The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalized on a monthly basis. These investments are restricted in use and may only be used to fund the group's approved rehabilitation costs.

5. INVESTMENT IN SUBSIDIARY

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Unlisted subsidiary companies		
Shares at book value	–	–

Directors' valuation

The investment represents the investment in New Kleinfontein Mining Company and its subsidiaries and Etendeka Prospecting and Mining Company (Pty) Ltd. The Modder East project is the most significant asset in the Group. The last independent valuation of Modder East returned a value of R785 million. The valuation was performed by SRK Consulting in June 2006.

6. INTER-GROUP LOANS

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Amounts due from related parties		
Rietkuil Mining (Pty) Ltd	65	161
sxr Uranium One	7	4,276
AFL Plant and Engineering	–	610
Etendeka Prospecting & Mining	–	–
Sub Nigel Share Trust	–	–
New Kleinfontein Mining Co Ltd	–	–
New Kleinfontein Gold Mine	–	–
New Kleinfontein Gold Claims	–	292
Mali Holdings	–	–
New Kleinfontein Rehab Trust	–	337
Micawber 400 (Pty) Ltd	–	–
Total inter-group loans	72	5,677
Amounts owing to related parties		
Rietkuil Mining (Pty) Ltd	330	–
sxr Uranium One	935	–
Morris Mining	–	9
Mali Holdings	7,358	
New Kleinfontein Gold Mine	629	
Afrikaner Lease Limited	–	6,961
Total inter-group loans	1,265	14,957

Inter-company loans are interest free with no fixed repayment terms.

7. INVENTORIES

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Spares and consumables	289	–

8. ACCOUNTS RECEIVABLES AND PREPAYMENTS

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Trade receivables	35	70
Value Added Tax and General Sales Tax	5,346	49
Deposits and guarantees	591	551
Other receivables	–	–
	5,973	670

The carrying amounts of accounts receivable approximate its fair value due to the short maturities of these instruments.

9. CASH AND CASH EQUIVALENTS

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Cash at bank and on hand	4,732	219
Call and notice deposits	60,747	–
	65,479	219

10. SHARE CAPITAL AND SHARE PREMIUM

Group

On January 12, 2006, Aflease Gold Limited was created through the reverse acquisition of New Kleinfontein Mining Company Limited Group (NKMC Ltd) by Sub-Nigel Limited.

Ordinary shares	Number of shares 2006	2005	Value of shares 2006 R'000	2005 R'000
Authorised share capital 1,775,000,000 shares of 57 cents per share	1,775,000,000	200,000,000	1,011,750	2,000
Issued share capital				
Opening balance of common shares in issue	85,152,920	71,252,920	16,270	16,270
Common shares issued in public or private offering	46,700,000	13,500,000	109,306	–
Reverse acquisition settlement	339,011,680	–	96,418	–
Exercise of stock options	3,025,000	–	1,966	–
Share issue costs	–	–	(3,914)	–
Closing balance of issued and outstanding shares	473,889,600	85,152,920	220,046	16,270

All issued shares are fully paid-up.

Unissued shares

The unissued shares are under the control of the directors until the forthcoming annual general meeting.

11. CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
At the beginning of the year	–	–
Share options expensed	1,762	–
At the end of the year	1,762	–

Assumptions

The fair value of stock options and restricted shares used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	2006	2005
Risk free interest rate: Zero coupon swap curves	7% – 9%	7.2% – 8.6%
Expected dividend yield	–	–
Expected volatility of the Company's share price	47.8%	65.2%

Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's share options.

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last 90 trading days.

Options

The Share Incentive Scheme is administered by the Board of Directors, which determines individual eligibility under the plan, number of shares reserved for optioning to each individual. Each allotment vests in three equal tranches over a period of three years. The maximum number of shares of the company that are issuable pursuant to the plan is limited to 20% of issued and outstanding shares, and the maximum number of options or shares to be allotted to an individual is limited to 7% of the aggregate number of shares and options to be issued under the Share Incentive Scheme. Below is disclosure of the movement of Aflease's share options as well as a reconciliation to the company's share options outstanding on 31 December 2006.

The following is a summary of the Company's options granted under its Share Incentive Scheme:

	Number of options		Weighted Average Exercise Price	
	2006	2005	2006 R'000	2005 R'000
At the beginning of the year	8,000,000	–	–	–
Granted during the year	3,234,906	11,150,000	2.80	0.65
Exercised during the year	(3,425,000)	–	0.65	0.65
Forfeiture of share options	–	(3,150,000)	–	0.65
At the end of the year	7,809,906	8,000,000	1.54	0.65

The share option compensation expense for 2006 was R15.9 million (2005: R1.8 million). As at 31 December 2006 the aggregate unexpensed fair value of unvested stock options granted amounted to R4.9 million (2005: R3.6 million).

The following table summarises certain information about the company's share options outstanding at 31 December 2006:

Range of Exercise Prices (ZAR)	**Options outstanding**	**Options exercisable**			
	Number outstanding as at 31 Dec 06	**Weighted average remaining life (years)**	**Weighted average exercise price**	**Number exercisable as at 31 Dec 06**	**Weighted average exercise price**
0.65	4,575,000	3.3	0.65	4,575,000	0.65
2.80	3,234,906	5.0	2.80	1,078,302	2.80
	7,809,906	1.54	5,653,302	1.06	

The vesting of 6,750,000 options were accelerated so as to make them available for exercise at 10 April 2006. The expiry date of these options remain 15 March 2010.

12. ASSET RETIREMENT OBLIGATION

Group	**Sub-Nigel/ Spaarwater R'000**	**New Kleinfontein R'000**	**Total 2006 R'000**	**Total 2005 R'000**
Opening Balance	–	1,086	1,086	1,027
– Incurred during the year	–	1,264	1,264	100
– Accretion expense	222	–	222	–
Closing Balance	222	2,350	2,572	1,127

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

The fair value of the restricted assets at year end is R705,000 (2005: R656,000). Refer note 4.

The associated long lived assets are in the East Rand region. The liability for the entire East Rand excluding the old plant and slimes dam entails the plugging of the shafts and cover with topsoil. The old plant will be demolished and the small slimes dam will be cleaned, and vegetated.

The above table provides a reconciliation of the present value of the liability at year end:

The following are the key assumptions used in the model:

(i) The total undiscounted and uninflated amount of the estimated cash flows is R3.5 million.

(ii) It is estimated that the liability in respect the New Kleinfontein Group is 10.5 years.

(iii) Inflation of 5.5% and a discount rate of 14.5% were used to discount nominal future liabilities.

13. TRADE AND OTHER PAYABLES

	Group 31 December 2006 12 months R'000	**Group 31 December 2005 12 months R'000**
Trade payables	(21,454)	(128)
Accruals	(652)	(24)
Other payables	(3,129)	(24)
	(25,235)	(176)

The carrying amount of trade and other payables approximate its fair value due to its short maturities.

14. PROVISIONS

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Opening balance	–	–
Provision for leave pay	(232)	–
Provision for bonuses	(1,500)	–
Provision for settlement of employee taxes	(56)	–
Operating lease liability	(97)	–
Closing balance	(1,885)	–

15. REVENUE

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Gold sales	–	–
Sundry income		
– Sale of scrap metal	301	–
	301	–

16. EXPLORATION AND PRE-FEASIBILITY EXPENDITURE

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Cash-settled exploration and project development expenditure		
– Modder East	5,720	–
– Sub-Nigel	3,791	–
– Turnbridge	5	–
– Holfontein	59	
– Spaarwater	5	–
– Ventersburg	43	–
– Etendeka	356	–
	9,979	–

17. IMPAIRMENT OF ASSETS

Management re-evaluated the value of the Ventersburg project. Based on this valuation management concluded that that no value should currently be attributed to the project. In accordance with the provisions of IAS 36, the value of these investments has been written down to zero.

Details of net assets impaired are as follows:

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Mining rights – Ventersburg	–	–
Net assets impaired	–	–

18. FINANCE INCOME

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Interest received on cash and cash equivalents	1,804	77

19. FINANCE COST

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Interest paid	88	143

20. LOSS BEFORE INCOME TAX

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
The following items have been charged in arriving at the loss before tax:		
Audit remuneration for audit services	345	72
Loss on disposal of investments	–	391
Depreciation	853	504
Staff cost	4,958	–
– Salaries	4,415	–
– UIF	375	–
– Other	168	–
Directors remuneration	404	–
– Executive directors	–	–
– Non-executive directors	404	–

21. INCOME TAXES

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
South African taxation – current	(333)	–

Income tax rate reconciliation

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Statutory rate of taxation	45%	45%
Income not subject to tax	0.1%	–
Assessed loss not carried forward	–	–
Assessed loss utilised	1.2%	(11.5%)
Expenses not deductible for tax purposes	(6.3%)	(32.0%)
Deferred tax asset not recognised	(32%)	(1.5%)
Tax rate differential – mining vs non-mining	(6.8%)	–
Prior year adjustment	(0.5%)	–
Other	(1.2%)	–
Effective tax rate	(0.5%)	–

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2006 as the Group has an estimated unredeemed capital expenditure balance of R120.5 million (2005: R9.6 million) and calculated tax losses balance of R6.8 million (2005: R6.9 million). This is made up as follows:

	Unredeemed capital expenditure		Tax losses	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
South Africa	120,501	9,603	6,794	6,910

The mining tax rates utilized as at 31 December 2006 were 35% – 45% in South Africa.

These future deductions are utilizable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. In South Africa, the Group is exempt from payment of secondary taxation on companies, having made an election not to pay secondary taxation on companies. The election influences the taxation rate of the company.

Except to the extent disclosed below, a net future tax asset arising from tax losses and unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not more likely than not.

The Group's future income tax assets and liabilities as at 31 December 2006 and 2005 are summarized below. These amounts incorporate the unredeemed capital expenditure as well as the tax loss balances referred to above multiplied by the applicable tax rates.

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Mining Assets	24,335	101
Non-mining assets	202	–
Revaluation of undeveloped property	31,411	–
Provisions	(719)	–
	55,229	101
Unredeemed capital expenditure	(48,810)	(4,327)
Taxation losses	(1,964)	(2,004)
Deferred tax asset not recognised	26,956	6,230
Net future income tax liability recognised	31,411	–

A fair value increment in mining assets of R108.3 million arose on the fair valuation of the assets of Sub-Nigel that formed part of the reverse take over of Sub Nigel by New Kleinfontein. In compliance with accounting practice, a future tax liability of R31.4 million was recognised on this revaluation.

22. BASIC LOSS PER SHARE, DILUTED LOSS PER SHARE AND HEADLINE LOSS PER SHARE

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Basic loss per share (cents)	(5.16)	(0.42)
is calculated based on net loss of the period of (R'000)	(22,889)	(1,412)
and a weighted average number of shares outstanding of issued	443,166,965	339,011,680
Diluted basic loss per share of (cents)	(5.14)	(0.42)
is calculated based on net loss of the period of (R'000)	(22,889)	(1,412)
and a weighted average number of shares outstanding of issued	444,939,171	339,011,680
Headline loss per share (cents)	(5.16)	(0.42)
is calculated based on net loss of the period of (R'000)	(22,889)	(1,412)
and a weighted average number of shares outstanding of issued	443,166,965	339,011,680
Reconciliation of headline earnings		
Loss before tax	(22,889)	(1,412)
Impairment write-downs	–	–
Headline earnings	(22,889)	(1,412)
Average number of shares	443,166,965	339,011,680
Adjusted for:		
Unexercised share options	1,772,206	–
Diluted average number of shares	444,939,171	339,011,680

23. CONTINGENT LIABILITIES AND COMMITMENTS

Contingent Liabilities and Commitments

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
Guarantees	1,325	–
Capital commitments	144,487	1,027
Operating lease commitments	4,025	–
Guarantees consist of:		
Performance guarantees with the DME		
– environmental rehabilitation of land	1,080	–
Performance guarantee – Eskom	245	–

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Capital expenditure commitments contracted for	2,553	–
Capital expenditure commitment authorised by the Directors but not yet contracted for	141,934	1,027
	144,487	1,027
Payable in	144,487	1,027
– 2007	141,914	–
– 2008	–	–
– 2009	–	–
– 2010	–	–
– 2011	–	–
– Thereafter	2,573	1,027

The Group capital commitment relates to capital expenditure on the Modder East projects as well as the asset rehabilitation liability.

Operating leases

	Group 31 December 2006 R'000	Group 31 December 2005 R'000
No later than 1 year	77	–
Later than one year but no later than 5 years	516	–
Later than 5 years	3,432	–
	4,025	–

The operating lease relates to the lease of the farm Cloverfield. The lease agreement commenced in April 2006 and expires in March 2016. The initial lease payment amounted to R6,000 per month and will escalates by 10% per annum.

24. FINANCIAL INSTRUMENTS

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Group is approved by the Board of Directors.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the company for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

25. BUSINESS COMBINATIONS

In the current financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel Gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006 R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and prepayments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liability	(31,411)
Value of business combination	96,418

26. CASH UTILISED BY OPERATIONS

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Loss before income tax	(22,889)	(1,412)
Adjusted for:		
– Depreciation	853	504
– Loss on disposal of investment	–	391
– Increase in retirement obligation	1,445	–
– Increase in other provisions	1,885	–
– Impairment of asset	–	–
– Share-based payments	1,762	–
– Capitalised mine development costs impaired	–	–
– Finance costs – net	(1,716)	66
– Changes in working capital (excluding the effects of the acquisition) Inventories	(289)	–
Trade and other receivables	(5,303)	7,455
Trade and other payables	25,059	(188)
	807	6,816

27. RECONCILIATION OF INCOME TAX PAID

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Amount unpaid at beginning of period	–	–
Amount per the income statement	333	–
Amount unpaid at end of period	–	–
	333	–

28. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
Mine development costs and mine plant facilities	26,164	–
Undeveloped properties	1,780	–
Motor vehicles	22,625	–
Office equipment	518	–
	51,087	–

29. DETAILS OF IFRS ADJUSTMENTS

Company

Share options were granted to employees under an employee share incentive on 15 March 2005. Other than costs incurred in administering the scheme which were expensed as incurred, the scheme did not previously result in any expense in the income statement, but only to a dilution in earnings per share when the shares were issued. The Group now recognises an expense in the income statement, with a corresponding credit to equity, representing the value of employee share options granted, recognised on a straight line basis over the vesting periods of the options in accordance with the requirements of IFRS 2 Share based payments. No IFRS adjustments were required in the take-on balance sheet of the comparative financial period.

Reconciliation of Loss for the year ended 30 June 2005

	Previous GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
Revenue	–	–	–
Expenditure	(3,495)	(639)	(4,134)
Operating Loss	(3,495)	(639)	(4,134)
Investment income	30	–	30
Impairment of mining assets	(24,229)	–	(24,229)
Finance costs	(22)	–	(22)
Loss before taxation	(27,716)	(639)	(28,355)
Taxation	(54)	–	(54)
Loss after taxation	(27,770)	(639)	(28,409)

Reconciliation of assets, liabilities and equity for the year ended 30 June 2005

	Assets R'000	Liabilities R'000	Equity R'000
Previous GAAP	8,887	(440)	8,447
Increase in stated capital (IFRS 2 – share option scheme)	–	–	(639)
Increase in accumulated loss (IFRS 2 – share option scheme)	–	–	639
Balance reported under IFRS	8,887	(440)	8,447

30. SUBSEQUENT EVENTS

Subsequent to the financial year end New Kleinfontein Gold Mine (Pty) Ltd has entered into an agreement whereby it has agreed to sell the remaining extent of the farm "The Springs No. 129" IR measuring 82.5 hectares.

25,000,000 new shares were issued for cash on 1 March 2007 at an issue price of R2.88 per share.

31. RELATED PARTY TRANSACTIONS

The company's major shareholder is Uranium One Africa, which holds 71.3% (2005: 0%) of the company's shares.

	Group 31 December 2006 12 months R'000	Group 31 December 2005 12 months R'000
The following transactions were carried out with related parties:		
Management fee paid to Uranium One Africa	3,005	–
Rent paid to Uranium One Africa	57	–

Details of share options outstanding and exercised by Directors are as follows:

Director	Balance at 1 Jan 05	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 06	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 06	First exercise date
Executive								
S T Ward	4,400,000	–	4,400,000	–	3,150,000	1,250,000	–	Aug 2006
A C Reynolds	2,800,000	526,233	–	3,326,233	–	–	0.99	–
H G Veldsman	2,800,000	–	1,800,000	1,000,000	–	1,800,000	0.65	Sep 2006
P B Kruger	–	287,671	–	287,671	–	–	2.80	–
Non-Executive								
Ken Dicks	–	287,671	–	287,671	–	–	2.80	–
S Swana	–	287,671	–	287,671	–	–	2.80	–
S Mayiza	–	287,671	–	287,671	–	–	2.80	–
S Zungu	–	383,562	–	383,562	–	–	2.80	–
	10,000,000	2,060,479	6,200,000	5,860,479	3,150,000	3,050,000	1.41	

Director	Balance at 1 Jan 04	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 05	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 05	First exercise date
Executive								
S T Ward	–	4,400,000	–	4,400,000	–	–	0.65	–
A C Reynolds	–	2,800,000	–	2,800,000	–	–	0.65	–
H G Veldsman	–	2,800,000	–	2,800,000	–	–	0.65	–
	–	10,000,000	–	10,000,000	–	–	0.65	

Directors' remuneration	404	3,300	–	1,100
– *Executive directors*				
S T Ward (Resigned)				
– Salary	–	566	–	295
A C Reynolds (Resigned)				
– Salary	–	298	–	397
H G Veldsman (Resigned)				
– Salary	–	140	–	288
P St G Glyn (Resigned)				
– Salary	–	1,800	–	120
P B Kruger				
– Services as director	–	93	–	–
– *Non-executive directors*				
Ken Dicks				
– Services as director	103	103	–	–
S Swana				
– Services as director	95	95	–	–
S Maziya				
– Services as director	91	91	–	–
S Zungu				
– Services as director	115	115	–	–

32. SEGMENTAL REPORTING

The Group operates only in the gold mining and exploration sector of the economy and primarily in the East Rand geographical region of South Africa. There are no other business segments with significant differences in the risks and returns or economic environments in which the Group operates.

The shareholders' spread at 31 December 2006 was as follows:

SHAREHOLDER SPREAD

	Number of shareholders	%	Number of shares	%
1 – 1,000 shares	1,095	36.07	475,853	0.10
1,001 – 10,000 shares	1,272	41.90	5,779,066	1.22
10,001 – 100,000 shares	572	18.84	17,828,136	3.76
100,001 – 1,000,000 shares	79	2.60	21,079,231	4.45
1,000,001 shares and over	18	0.59	428,727,314	90.47
	3,036	100.00	473,889,600	100.00

SHAREHOLDER SPREAD

	Number of shareholders	%	Number of shares	%
Banks	45	1.52	56,332,728	11.89
Close Corporations	55	1.81	1,724,474	0.36
Endowment Funds	2	0.07	900,969	0.19
Individuals	2,742	90.32	31,789,611	6.71
Investment Companies	2	0.07	29,700	0.01
Mutual Funds	3	0.10	11,447,465	2.42
Nominees and Trusts	118	3.89	6,562,646	1.38
Other Corporations	17	0.56	389,840	0.08
Pension Funds	2	0.07	100,300	0.02
Private Companies	36	1.19	14,146,670	2.99
Public Companies	13	0.36	350,465,197	73.96
	3,036	100.00	473,889,600	100.00

PUBLIC/NON-PUBLIC SHAREHOLDERS

	Number of shareholders	%	Number of shares	%
Non-Public Shareholders	1	0.03	337,746,896	71.33
Strategic Holdings (more than 10%)	1	0.03	337,746,896	71.33
Public Shareholders	3,035	99.97	136,142,705	28.67
	3,036	100.00	473,889,600	100.00

Beneficial shareholders holding of 3% or more

	Number of shares	%
Uranium One Africa limited	337,746,896	71.33
Gold Fields Limited	12,500,000	2.64
Investec	11,321,065	2.39

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF AFLEASE GOLD LIMITED

We have audited the annual financial statements and group annual financial statements of Aflease Gold Limited. These financial statements comprise: the balance sheet and the consolidated balance sheet as at 31 December 2006; the company's income statement, statement of changes in equity and cash flow statement for the 18 months ended 31 December 2006; the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the 12 months ended 31 December 2006; a summary of significant accounting policies and other explanatory notes; and the directors' report.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group as of 31 December 2006, and their financial performance and their cash flows for the respective periods then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

Director: HP Odendaal
Registered Auditor

Johannesburg
31 March 2007

REVIEWED RESULTS OF AFLEASE FOR THE SIX MONTHS ENDED 30 JUNE 2008

AFLEASE GOLD LIMITED
REVIEWED INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2008

SUMMARISED GROUP BALANCE SHEET

	Reviewed 30 June 2008 R'000	Unaudited 30 June 2007 R'000	Audited 31 December 2007 R'000
ASSETS			
Non-current assets			
Property, plant and equipment			
Mine development costs and mine plant facilities	320,476	84,521	168,413
Undeveloped properties	110,645	112,500	110,645
Asset retirement fund	7,033	736	6,682
Restricted cash	1,774	–	1,596
Amounts due from related parties	268	354	268
	440,196	**198,111**	**287,604**
Current assets			
Cash and cash equivalents	471,984	72,198	634,315
Receivables and prepayments	21,835	11,054	15,948
Inventories	289	289	289
	494,108	**83,541**	**650,552**
Total assets	**934,304**	**281,652**	**938,156**
SHAREHOLDERS' EQUITY			
Share capital and share premium	360,533	294,988	360,323
Contributed surplus	10,644	2,973	6,574
Accumulated deficit	(146,423)	(57,455)	(126,676)
	224,754	**240,506**	**240,221**
LIABILITIES			
Non-current liabilities			
Financial liabilities designated at fair value	620,902	–	622,040
Amounts owing to related parties	935	189	249
Asset retirement obligation	7,551	2,665	7,445
Deferred taxation	31,411	31,411	31,411
	660,799	**34,265**	**661,145**
Current liabilities			
Accounts payable and accrued liabilities	41,745	6,881	30,359
Taxation payable	4,245	-	2,005
Provisions	2,761	-	4,426
	48,751	**6,881**	**36,790**
Total equity and liabilities	**934,304**	**281,652**	**938,156**

SUMMARISED GROUP INCOME STATEMENT

	Reviewed 30 June 2008 6 months R'000	Unaudited 30 June 2007 6 months R'000	Audited 31 December 2007 12 months R'000
Revenue	–	–	–
Cost of sales	–	–	–
Gross loss	–	–	–
Sundry income	–	366	3
General and administrative expenditure	(9,091)	(8,239)	(35,390)
Share options expensed	(4,070)	(1,211)	(4,812)
Exploration and pre-feasibility expenditure	(13,073)	(6,362)	(22,392)
Impairment of assets	–	–	(3,055)
Fair value adjustment on financial liability	684	–	(22,040)
Operating loss	**(25,550)**	**(15,446)**	**(87,686)**
Interest received	33,229	2,771	8,470
Interest paid	(25,073)	(93)	(226)
Loss before income taxes	**(17,394)**	**(12,768)**	**(79,442)**
Taxation	(2,353)	–	(2,547)
Net loss	**(19,747)**	**(12,768)**	**(81,989)**
Loss per share (cents)			
– Basic	(3.77)	(3.77)	(2.60)
– Headline	(2.60)	(16.31)	(15.70)
– Diluted	(3.68)	(2.58)	(11.68)
Number of shares in issue	524,457,006	501,414,600	524,132,006
Reconciliation of weighted average number of shares and diluted average number of shares:			
Average number of shares	524,186,173	491,767,362	502,681,903
Adjusted for:			
Unexercised share options	23, 576, 709	4,029,365	2,661,616
Convertible bonds potentially convertible	7,872,401	–	7,872,401
Diluted average number of shares	555,635,283	495,796,727	513,215,920

GROUP CONTINGENT LIABILITIES AND COMMITMENTS

	Reviewed 30 June 2008 R'000	Unaudited 30 June 2007 R'000	Audited 31 December 2007 R'000
Guarantees	21,774	1,325	21,790
Capital commitments			
– Capital expenditure commitments contracted for	103,828	43,042	175,953
– Capital expenditure commitment authorised by the Directors but not yet contracted for	473,695	66,517	722,046
Operating lease commitments	3,907	3,988	3,926

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

	Unaudited Share capital and share premium R'000	Unaudited Contributed Surplus R'000	Unaudited Accumulated Deficit R'000	Unaudited Total R'000
Balance at 1 January 2007	220,046	1,762	(44,687)	177,121
Share issues	75,692	–	–	75,692
Share option scheme	1,211	–	1,211	
Transaction cost	(750)	–	–	(750)
Net loss for the period	–	–	(12,768)	(12,768)
Balance at 30 June 2007	294,988	2,973	(57,455)	240,506
Share issues	64,750	–	–	64,750
Share option scheme	–	3,601	–	3,601
Transaction cost	585	–	–	585
Net loss for the period	–	–	(69,221)	(69,221)
Balance 31 December 2007	360,323	6,574	(126,676)	240,221
Share issues	211	–	211	
Share option scheme	–	4,070	–	4,070
Transaction cost	(1)	–	–	(1)
Net loss for the period	–	–	(19,747)	(19,747)
Balance at 30 June 2008	**360,533**	**10,644**	**(146,423)**	**224,754**

SUMMARISED GROUP CASH FLOW STATEMENT

	Reviewed 30 June 2008 6 months R'000	Unaudited 30 June 2007 6 months R'000	Audited 31 December 2007 12 months R'000
Cash utilised by operating activities	**(10 872)**	**(36,726)**	**(37,623)**
Cash utilised by operations	(22 749)	(14,177)	(36,097)
Utilised to increase/(decrease) working capital	3,834	(25,320)	(9,228)
Finance income	33,229	2,771	8,470
Finance costs	(25,073)	–	(226)
Taxation paid	(113)	–	(542)
Cash (expended on)/retained from investment activities	**(151,901)**	**(30,139)**	**(111,972)**
Additions to property, plant and equipment	(151 477)	(30,108)	(104,399)
Increase in investments	–	(31)	(7,573)
Decrease in AFO asset retirement fund	(351)	–	–
Increase in New Kleinfontein rehabilitation provision	105	–	–
Increase in guarantee investments	(178)	–	–
Cash flow from financing activities	**442**	**73,584**	**718,432**
Proceeds from issue of shares	210	74,942	140,277
Increase in financial liabilities	(455)	–	579,367
Decrease in amounts due to related parties	687	(1,358)	(1,212)
Movement in cash and cash equivalents	**(162,331)**	**6,719**	**568,837**
Cash and cash equivalents at beginning of period	634,315	65,479	65,478
Cash and cash equivalents at end of period	**471,984**	**72,198**	**634,315**

NOTES TO THE SUMMARISED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

BASIS OF PREPARATION

These condensed consolidated interim financial statements have been reviewed by our auditors, PricewaterhouseCoopers, for the first time for the six months ended 30 June 2008. The information for the comparative six month period ended 30 June 2007 has not been reviewed. The review report is available for inspection at the company's registered office. The condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with IAS 34, 'Interim financial reporting'. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRS. The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements. Options exercised under the employee share incentive scheme during the period to 30 June 2008 resulted in 325,000 shares being issued, with exercise proceeds of R210 000. The average price of the shares at the time of exercise was R2.37.

FINANCIAL RESULTS

The increased loss per share of 3.77 cents compared to 2.60 cents for the corresponding period last year is predominantly as a result of exploration costs. Mine development costs incurred in the development of Aflease's Modder East project, have been capitalized to date and will continue to be capitalized until the project reaches commercial production. The trackless decline at Modder East has progressed to just over 1700 meters and the first reef intersection is only 292 meters away. Production at Modder East is expected to begin on target in the fourth quarter of 2009. In June 2008 the Board of Directors approved the Sub Nigel Re-opening Project. Stoping at Sub Nigel is expected to begin early in 2009 with first gold production in the second quarter of 2009.

Change in shareholding

In March 2008 African Global Capital concluded a share purchase agreement in terms of which it acquired approximately 152m shares from Uranium One to become a 29 percent shareholder of Aflease Gold.

Signed on behalf of the Board

N J Froneman
(Chief Executive Officer)

Johannesburg
11 September 2008

EXTRACTS OF HISTORICAL FINANCIAL INFORMATION OF BMA FOR THE FOUR FINANCIAL YEARS ENDED 31 DECEMBER 2004, 31 DECEMBER 2005, 31 DECEMBER 2006 AND 31 DECEMBER 2007

The report of the historical financial information is the responsibility of the directors of BMA.

The following historical financial information is an extract of the financial statements from:

- The Annual Report of the BMA group for the year ending 31 December 2007 (with 31 December 2006 comparatives); and
- The Annual Report of the BMA group for the year ending 31 December 2005 (with 31 December 2004 comparatives).

It should be noted that the independent audit reports from Ernst & Young for each of the years ended 31 December 2007, 31 December 2006, and 31 December 2005 and the review report from Ernst & Young for the half-year ended 30 June 2008 set out in this Annexure are based on, but extracted from, the complete financial statements contained within the respective annual reports and half-year report which can be obtained at the BMA website (www.bmagold.com.au).

The extracts of the annual reports for the years ended 31 December 2007 and 31 December 2005 provided comprise:

- Consolidated income statement;
- Consolidated balance sheets;
- Consolidated cash flow statement;
- Consolidated statement of changes in equity; and
- Notes to the financial statements, including the accounting policies of BMA.

The independent audit report from Ernst & Young for the year ended 31 December 2006 has been included for reference without any extracts from the annual report of the year then ended.

This report has been prepared by and is the responsibility of the directors of BMA.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

		Consolidated	
	Notes	**31/12/07 $**	31/12/06 $
Sale of goods		3,679,530	17,466,927
Rendering of services		6,276	109,545
Total revenue		3,685,806	17,576,472
Cost of sales		(6,061,457)	(20,080,620)
Gross profit		(2,375,651)	(2,504,148)
Finance revenue	4(i)	60,060	249,591
Other income	4(ii)	80,545	25,000
Disposal of plant and equipment		143,172	–
Exploration and development expenses	4(iii)	(1,196,102)	(17,288,924)
Administrative expenses	4(iv)	(2,595,283)	(3,114,061)
Costs of voluntary administration		(1,480,367)	–
Other expenses	4(v)	(1,555,080)	(6,270,053)
Finance costs	4(vi)	(220,271)	(273,711)
Loss before income tax		(9,138,977)	(29,176,306)
Income tax expense	5	–	(4,184,132)
Loss after income tax		(9,138,977)	(33,360,438)
Loss attributable to members of the parent		(9,138,977)	(33,360,438)
Basic & diluted earnings loss per share (cents per share)	23	(3.66)	(15.90)

The following additional information is the responsibility of the directors of BMA.

	31/12/07 $	31/12/06 $
Earnings attributable to ordinary shareholders	(9,138,977)	(33,360,438)
Plus IFRS 3 Impairment of goodwill	–	3,648,006
Less IFRS 5 Gain on sale of plant and equipment	(143,172)	–
Plus IFRS 6 Exploration impairment	812,119	8,466,397
Plus IAS 16 Impairment of PP & E	–	1,102,097
Headline earnings	(8,470,030)	(20,143,938)
Weighted average number of shares	249,911,861	209,925,935
Headline earning per share (cents)	(3.39)	(9.60)

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Notes	Consolidated 31/12/07 $	31/12/06 $
Current assets			
Cash		1,787,879	3,606,598
Prepayments	10	47,492	128,833
Receivables	7	127,965	784,338
Inventories	8	–	883,341
Total current assets		1,963,336	5,403,110
Non-current assets			
Receivables	9	157,128	162,566
Property, Plant and Equipment	11	137,985	7,808,083
Exploration, evaluation and development	13	1,500,000	2,083,983
Other financial assets	10	–	–
Deferred tax asset	5	31,412	157,960
Total non-current assets		1,826,525	10,212,592
Total assets		3,789,861	15,615,702
Current liabilities			
Payables	14	238,671	3,667,373
Provisions	15	17,586	626,445
Interest bearing liabilities	16	–	4,067,647
Total current liabilities		256,257	8,361,465
Non-current liabilities			
Provisions	15	166,850	351,315
Deferred tax liabilities	5	31,412	157,960
Total non-current liabilities		198,262	509,275
Total liabilities		454,519	8,870,740
Net assets		3,335,342	6,744,962
Equity			
Contributed equity	17	46,448,813	43,044,736
Reserves	27	3,251,722	926,442
Accumulated losses	17	(46,365,193)	(37,226,216)
Total equity		3,335,342	6,744,962

CONSOLIDATED CASHFLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

		Consolidated	
	Note	**31/12/07** **$**	31/12/06 $
Cash flows from operating activities			
Receipts from customers		4,155,799	17,068,779
Payments to suppliers and employees		(11,711,725)	(22,286,874)
Payments in relation to voluntary administration		(1,411,708)	-
Interest received		60,060	249,591
Borrowing costs		(68,642)	(273,711)
Net cash flows used in operating activities	25	(8,976,216)	(5,242,215)
Cash flows from investing activities			
Purchase of property, plant and equipment		(92,940)	(3,723,038)
Payments for exploration, evaluation and development		(812,119)	(5,864,305)
Payment/Refund of performance bonds		4,562	(16,066)
Loan advanced from/(to) controlled entity		-	-
Proceeds from sale of plant & equipment		7,383,687	-
Proceeds from sale of tenements		–	25,000
Net cash flows used in investing activities		6,483,190	(9,578,409)
Cash flows from financing activities			
(Repayment)/Proceeds of borrowings		(4,200,000)	4,000,000
Proceeds from issue of shares and options		5,473,177	12,839,319
Transaction costs of issue of shares		(598,870)	(553,117)
Net cash flows from financing activities		674,307	16,286,202
Net (decrease)/increase in cash held		(1,818,719)	1,465,578
Cash at the beginning of the reporting period		3,606,598	2,141,020
Cash and cash equivalents at end of period		1,787,879	3,606,598

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated			
	Ordinary Shares $	*Reserves* $	*Accumulated Losses* $	*Total* $
At 1 January 2007	43,044,736	926,442	(37,226,216)	6,744,962
Total income and expense for the period recognised directly in equity	–	–	–	–
Loss for the period	–	–	(9,138,977)	(9,138,977)
Total income and expense for the period	–	(9,138,977)	(9,138,977)	
Share issue	4,001,006	–	–	4,001,006
Options issued	–	1,470,829	–	1,470,829
Exercise of options	1,941	(600)	–	1,341
Transaction costs on share issue	(598,870)	–	–	(598,870)
Share-based payment	–	855,051	–	855,051
At 31 December 2007	46,448,813	3,251,722	(46,365,193)	3,335,342

	Consolidated			
	Ordinary Shares $	*Reserves* $	*Accumulated Losses* $	*Total* $
At 1 January 2006	30,608,534	283,138	(3,865,778)	27,025,894
Total income and expense for the period recognised directly in equity	–	–	–	–
Loss for the period	–	–	(33,360,438)	(33,360,438)
Total income and expense for the period	–		(33,360,438)	(33,360,438)
Share issue	12,989,319	–	–	12,989,319
Transaction costs on share issue	(553,117)	–	–	(553,117)
Share-based payment	–	643,304	–	643,304
At 31 December 2006	43,044,736	926,442	(37,226,216)	6,744,962

1. CORPORATE INFORMATION

The financial report of BMA Gold Limited (the Company) for the year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on 27 February 2008.

BMA Gold Limited is a company limited by shares that is incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Stock Exchange. BMA Gold Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.

The nature of the operations and principal activities of the Group are described in the Director's Report.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). These financial reports are also in compliance with International Financial Reporting Standards (IFRS).

(b) Adoption of new accounting standards and interpretations

The Group has adopted AASB 7 *Financial Instruments; Disclosures* and all consequential amendments which became applicable on 1 January 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

The Group has adopted AASB 6 *Exploration for and Evaluation of Mineral Resources* and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

Australian Accounting Standards that have recently been issued but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2007. Those with material impact are listed below, and all others are considered to have immaterial impact.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to change the extent of some disclosures in the Group's financial report.	1 January 2008
AASB 2007-8	Amendments to Australian Accounting Standards arising from AASB 1-1	Amending standard issued as a consequence of revisions to AASB 101 *Presentation of Financial Statements*	1 January 2009	The amendments are expected to only affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts under the current AASB 101. The Group has not determined at this stage whether to present the new statement of comprehensive income as a single or two statements.	1 January 2009

(c) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars.

(d) Basis of consolidation

The consolidated financial statements are those of the economic entity, comprising BMA Gold Limited (the parent company) and its subsidiaries as at 31 December each year (the Group).

Subsidiaries are fully consolidated from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions, have been eliminated in full.

(e) Significant accounting judgements, estimates and assumptions

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives.

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model. The value of equity settled transactions is recognised over the period in which performance and/or service conditions are fulfilled (the vesting period).

The Group measures the cost of cash-settled share-based payments at fair value at the grant date and all subsequent reporting dates and settlement dates using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted. During the vesting period, the liability recognised at each reporting date is the fair value of the award at that date proportionate to the expired portion of the vesting period. Once vested the liability is recognised as the full fair value at the reporting date.

Remaining mine lives

In estimating the remaining life of the mine at each mine property for the purpose of amortisation and depreciation calculations, due regard is given not only to the volume of remaining economically recoverable reserves and resources but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues that are inherently difficult to estimate over a lengthy time frame.

(f) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates, or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset of liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests' in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(g) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(h) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.

Buildings are measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight line basis over the useful life of the assets as follows:

- Buildings – to 20 years
- Plant & Equipment – 5 years
- Furniture & Fittings – to 3 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with the recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

Impairment exists when the carrying value of an asset of cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

For buildings, plant and equipment, impairment losses are recognised in the income statement in the other expenses line item.

De-recognition and Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(i) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset of cash-generating unit exceeds it recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset.

As assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(j) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest Income

Bank interest is recognised when the Group's right to receive payment is established.

Sale of goods:

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer, being when the gold leaves the Mill.

(k) Exploration, evaluation, development and restoration costs

The Company has applied AASB 6 from 1 January 2007.

Costs Carried Forward

Costs arising from exploration and evaluation activities relating to an area of interest are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at balance date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Amortisation

Costs on productive areas are amortised over the life of the area of interest to which such costs relate on the production output basis.

Exploration & Evaluation

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest. Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:

- such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
- exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

Accumulated costs in respect of areas of interest are written off in the Income Statement when the above criteria do not apply or when the directors assess that the carrying value may exceed the recoverable amount. The costs of productive areas are amortised over the life of the area of interest to which such costs relate on the production output basis.

Once a development decision has been taken, all past and future exploration and evaluation expenditure in respect of the area of interest is aggregated within costs of development.

Development

Development expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest in which economically recoverable reserves have been identified to the satisfaction of the directors. Such expenditure comprises net direct costs and, in the same manner as for exploration and evaluation expenditure.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from the sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until a decision has been made to commence mining. After this decision, the costs are amortised over the life of the area of interest to which such costs relate on a production output basis

Restoration

Provisions for restoration costs are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time, value of money and, where appropriate, the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Remaining Mine Lives

In estimating the remaining life of the mine at each mine property for the purpose of amortisation and depreciation calculations, due regard is given not only to the volume of remaining economically recoverable reserves and resources but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues that are inherently difficult to estimate over a lengthy time frame.

(m) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(n) Trade and other receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(o) Inventories

Stores and stockpiles are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition is accounted for as follows:

- Consumable stores and spares – purchase cost on first-in-first-out basis; and
- Finished goods and work-in-progress – cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.
- Gold in circuit and in transit – cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.
- Ore stockpiles – cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(p) Investments in subsidiaries

All investments are recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(q) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured, based on the relative values of the operation disposed of and the portion of the cash-generation unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(r) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(s) Interest bearing liabilities

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are de-recognised.

(t) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(u) Earnings per share (EPS)

Basic EPS is calculated as net loss attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses;
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; and
- divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(v) Borrowing costs

Borrowing costs are recognised as an expense when incurred and capitalised for qualifying assets.

(w) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset buy only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(x) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(y) Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(z) Share-based payment transactions

Equity settled transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions ('equity-settled transactions').

The Group currently has in place an Employee Option Plan (EOP), which provides benefits to senior executives and employees.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of BMA Gold Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects:

(i) the extent to which the vesting period has expired; and

(ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(aa) Going concern basis

The financial report has been prepared on a going concern basis. As at the date of this financial report, the directors conclude that the consolidated entity is a going concern and able to pay its debts as they fall due and realise their assets in the ordinary course of business.

The Company is currently undertaking an exploration programme funded from existing cash reserves. Additional new funding may be required at some time in the future to fund any extension of exploration programme and company overheads. Accordingly, the future ability of the consolidated entity to pay its debts as and when they fall due may be dependent on the injection of additional financing.

3. SEGMENT INFORMATION

(i) Business segment

The company operates in one business segment – Mining. The company considers the business segment to be its primary segment.

(ii) Geographical segment

The company operates in one geographical segment – Australia.

	Consolidated	
	31/12/07 $	31/12/06 $

4. REVENUE, INCOME AND EXPENSES

	31/12/07 $	31/12/06 $
(i) Breakdown of finance revenue		
Bank interest received	60,060	249,591
Total finance revenue	60,060	249,591
(ii) Other income		
Net gain on sale of tenement	–	25,000
Net gain on sale of consumables	80,545	–
Total other income	80,545	25,000
(iii) Exploration and development expenses		
Amortisation of development costs	(383,983)	(8,722,527)
Amortisation of decommissioning asset	–	(100,000)
Exploration and development impairment	(812,119)	(8,466,397)
Total exploration and development expenses	(1,196,102)	(17,288,924)
(iv) Administrative expenses		
Salaries and employee benefits expenses		
– Corporate*	(536,052)	(428,090)
– Operations**	(1,378,858)	(1,138,600)
Consultants expense and management services	(35,448)	(525,922)
ASX fees and share register costs	(61,047)	(78,031)
Audit fees and tax compliance charges	(105,800)	(200,612)
Directors fees and company secretarial	(164,743)	(287,246)
Investor relations	(62,885)	(104,215)
Insurance	(194,193)	(328,688)
Depreciation expense	(56,257)	(22,657)
Total administrative expenses	(2,595,283)	(3,114,061)
(v) Other expenses		
Travel and accommodation	(101,893)	(141,719)
Share based payments	(855,051)	(643,304)
Impairment of goodwill	–	(3,648,006)
Impairment of investment in subsidiary	–	–
Impairment of inter-company loan	–	–
Impairment of property, plant and equipment	–	(1,102,097)
Operating expenses	(598,136)	(734,927)
Total other expenses	(1,555,080)	(6,270,053)
(vi) Finance costs		
Bank loans and overdrafts	(200,995)	(222,396)
Interest expense	(19,276)	–
Amortisation of finance charges	–	(51,315)
Total finance costs	(220,271)	(273,711)

* *Includes termination payments of $49,596 for the reporting period.*

** *Includes termination payments of $804,353 for the reporting period.*

(vii) Curtailed operations

Details of curtailed operations

On 29 January 2007, the Board of Directors announced the suspension of Twin Hills mining and milling operations, subsequent to an ASX announcement on 16 January 2007 announcing a material downgrade in resources. The Company proposed further exploration of the 309 and Lone Sister deposits and other prospective regional targets to delineate additional resources to justify a treatment plant at the mine site. It was intended that the proposed exploration be funded from cash generated from the sale of surplus mining assets and the gold treatment plant, be supplemented with the issue of new equity capital. The Company had sought temporary accommodation from its bankers while the recapitalisation was being undertaken. A Trading Halt in the Companies securities had been put in place pending consideration of a temporary facility by the Company banker. The bank subsequently declared that the loan facility was in default and exercised its right to call the Company's cash reserves.

As a consequence of the Company's banker withdrawing its support for the Company, Peter Geroff and Peter McCluskey of Ferrier Hodgson were appointed Voluntary Administrator of the Company and Twin Hills Operations Pty Limited on 30 January 2007.

Accessible economic ore was extracted and processed generating cash to partially fund the mine and mill closures. The mine was decommissioned in March 2007 and the gold treatment plant was subsequently placed on care and maintenance. Surplus mining assets were sold for $4.2m including the major items of mining equipment and the Rishton Treatment Plant for $3.5m which was completed on 5 July 2007.

Financial performance of curtailed operations and assets held for sale

The results of the curtailed operation for the full year are presented below:

5. INCOME TAX

The major components of income tax expense for the year ended 31 December 2007 and 31 December 2006 are:

	Consolidated	
	31/12/07 **$**	31/12/06 $
Income statement		
Current income tax		
Current income tax charge	–	–
Tax losses from previous years now brought to account	–	–
Deferred income tax		
Relating to origination and reversal of temporary differences	–	(4,184,132)
Tax effect of current year tax losses brought to account	–	–
Income expense reporting in income statement	–	(4,184,132)
Accounting profit before tax	(9,138,977)	(29,176,306)
At statutory income tax rate of 30 percent	2,741,693	8,752,892
Tax losses from previous years now brought to account	–	–
Exploration and development impairment	(243,636)	(1,763,069)
Share-based payments	256,515	643,304
Other	(84,332)	
Other deferred tax assets and liabilities		
Current year tax losses not brought to account	(2,754,572)	(7,633,127)
Derecognition of previously recognised tax losses	–	(4,099,800)
Total expense	–	(4,184,132)

Deferred income tax	Consolidated Balance sheet 2007 $000	2006 $000	Income statement 2007 $000	2006 $000
Deferred tax liabilities				
Accelerated depreciation for tax purposes	–	–	–	–
Other	(31,412)	(157,960)	126,548	(84,332)
	(31,412)	(157,960)		
Deferred tax assets				
Losses available for offset against future tax income	31,412	157,960	(126,548)	(4,099,800)
Other				
	31,412	157,960	–	(4,184,132)

The Company has tax losses in Australia of $35,129,124 (2006: $25,947,216) that are available for offset against future profits of the company.

Tax consolidation

BMA Gold Limited and its 100 percent owned Australian resident subsidiaries have formed a tax consolidated group with effect from 1 July 2003. BMA Gold Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a pro-rata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

Tax effect accounting by members of the tax consolidated group

Members of the tax consolidated group have entered into a tax funding agreement. The tax funding agreement provides for the allocation of current taxes to members of the tax consolidated group in accordance with their accounting profit for the period, while deferred taxes are allocated to members of the tax consolidated group in accordance with the principles of AASB 112 'Income Taxes'. Allocations under the tax funding agreement are made at the end of each quarter. The allocation of taxes under the tax funding agreement is recognised as an increase/decrease in the subsidiaries' inter company accounts with the tax consolidated group head company, BMA Gold Limited. Because under UIG 1052 'Tax Consolidation Accounting' the allocation of current taxes to tax consolidated group members on the basis of accounting profits is not an acceptable method of allocation given the group's circumstances, the difference between the current tax amount that is allocated under the tax funding agreement and the amount that is allocated under an acceptable method is recognised as a contribution/distribution of the subsidiaries' equity accounts. The group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate to members of the tax consolidated group.

6. DIVIDENDS PAID AND PROPOSED

During the financial year, no amount has been paid or declared by the economic entity by way of a dividend. The balance of the Company's franking credit account at 31 December 2007 is nil (year ended 31 December 2006: nil).

	Consolidated	
	31/12/07 **$**	31/12/06 $

7. RECEIVABLES (CURRENT)

Trade debtors	–	534,627
Allowance for impairment loss (b)	–	–
	–	534,627
Other debtors		
Fuel rebate receivable from ATO	–	65,703
GST receivable	127,965	164,865
Other	–	19,143
	127,965	249,711
	127,965	784,338

(a) *Fair value and credit risk*

Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value. The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security, nor is it Group policy to transfer (on-sell) receivables to special purpose entities.

(b) *Allowance for impairment loss*

No impairment loss has been recognised as no amounts are past due and are expected to be collected in full when due.

(c) *Ageing analysis*

At 31 December, the ageing analysis of trade debtors is as follows:

	Consolidated	
	2007 **$**	2006 $
0-30 Days	–	534,627

	Consolidated	
	31/12/07 **$**	31/12/06 $

8. INVENTORIES

Stores and Stockpiles	–	883,341

9. RECEIVABLES (NON-CURRENT)

Security deposit	157,128	162,566

	Consolidated	
	31/12/07	31/12/06
	$	$

10. OTHER FINANCIAL ASSETS

Investment in wholly owned subsidiaries	–	–
Provision for diminution	–	–
	–	–

The parent entity holds shares in controlled entities as shown below.

	Country of Incorporation	*31/12/07* Percentage	*31/12/06* Percentage
Australian Silicon Operations Pty Limited	Australia	100	100
Twin Hills Operations Pty Limited	Australia	100	100

	Consolidated	
	31/12/07	**31/12/06**
	$	**$**
Prepayments		
Prepayments	47,492	128,833

11. PROPERTY, PLANT AND EQUIPMENT

(i) Plant and equipment

Plant and equipment at cost	104,504	5,814,260
Accumulated depreciation	(47,490)	(420,353)
Accumulated impairment	–	(1,102,097)
Net carrying amount	57,014	4,291,810
Reconciliation:		
Net carrying amount at the beginning of the period	4,291,811	4,236,054
Additions	85,327	1,546,685
Disposals	(4,051,381)	–
Impairment*	–	(1,102,097)
Depreciation charge for the year	(268,743)	(388,832)
Net carrying amount at the end of the period	57,014	4,291,810

(ii) Land and buildings

Land and buildings at cost	23,863	106,132
Accumulated depreciation	(2,913)	(9,041)
Net carrying amount	20,950	97,091
Reconciliation:		
Net carrying amount at the beginning of the period	97,091	48,263
Additions	–	56,420
Disposals	(68,102)	–
Depreciation charge for the year	(8,039)	(7,592)
Net carrying amount at the end of the period	20,950	97,091

* *The decision to close the Twin Hills mine was identified by the Company as an indicator of impairment in the Company's property, plant and equipment. The Company undertook an impairment test and assessed the recoverable amount of the plant and equipment with reference to the expected sale proceeds less costs to sell. The difference between the carrying amount and the expect sale price less costs to sell was recorded as an impairment loss.*

		Consolidated	
		31/12/07	31/12/06
		$	$
(iii)	*Furniture and fittings*		
	Furniture and Fittings at cost	123,945	263,683
	Accumulated depreciation	(63,924)	(84,220)
	Net carrying amount	60,021	179,463
	Reconciliation:		
	Net carrying amount at the beginning of the period	179,463	220,894
	Additions	–	13,289
	Disposals	(78,571)	–
	Depreciation charge for the year	(40,871)	(54,720)
	Net carrying amount at the end of the period	60,021	179,463
(iv)	*Mobile equipment*		
	Mobile Equipment at cost	–	3,774,342
	Accumulated depreciation	–	(534,623)
	Net carrying amount	–	3,239,719
	Reconciliation:		
	Net carrying amount at the beginning of the period	3,239,719	1,617,458
	Additions	7,613	2,106,645
	Disposals	(3,051,394)	–
	Depreciation charge for the year	(195,938)	(484,384)
	Net carrying amount at the end of the period	–	3,239,719
	Total property, plant and equipment	137,985	7,808,083

12. GOODWILL AND IMPAIRMENT TESTING

Goodwill was allocated in full against the Twin Hills Operation cash generating unit. The recoverable amount of the cash generating unit to which the goodwill related was assessed based on fair value less costs to sell and found to be less than the carrying value of the assets in the cash generating unit. As a result, it was decided to write off the full amount of goodwill at 31 December 2006.

	Consolidated	
	31/12/07	31/12/06
	$	$
At cost	3,648,006	3,648,006
Impairment	(3,648,006)	(3,648,006)
	–	–
Net carrying amount at the beginning of the period	–	3,648,006
Impairment	–	(3,648,006)
	–	–

	Consolidated	
	31/12/07	31/12/06
	$	$

13. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS

Twin Hills Project – at cost	1,500,000	2,083,983
Reconciliation		
Carrying amount at the beginning of the period	2,083,983	13,508,602
Expenditure incurred in the period	812,119	5,864,305
Amortisation of development costs	(383,983)	(8,722,527)
Amortisation of decommissioning asset	–	(100,000)
Elimination of decommissioing asset	(200,000)	–
Exploration and development impairment*	(812,119)	(8,466,397)
Carrying amount at end of period	1,500,000	2,083,983

* *Deferred development expenditure was reviewed at balance date to ascertain whether the carrying amount was likely to lead to a future benefit. With the closure of the Twin Hills mine, an impairment loss was recognised toreduce the carrying amount of development costs to recoverable value. This has been recognised in the incomestatement in the line 'Exploration and development expenses'.*

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploration or sale of the respective areas of interest.

	Consolidated	
	31/12/07	31/12/06
	$	$

14. TRADE AND OTHER PAYABLES

Trade payables	238,671	3,667,373
Payable to controlled entity	–	–
	238,671	3,667,373

Trade creditors and accruals are non-interest bearing and generally settled on 30-day terms. All payables are unsecured and are payable in Australian dollars. For terms and conditions relating to related party payables refer to note 22.

Fair value and impairment

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

	Rehabilitation $	Annual Leave $	Royalty $	Total $
15. PROVISIONS				
Consolidated				
At 1 January 2007	351,315	446,487	179,958	977,760
Arisen during the year	16,535	36,099	199,145	251,779
Utilised	(201,000)	(465,000)	(379,103)	(1,045,103)
At 31 December 2007	166,850	17,586	–	184,436
Current 2007	–	17,586	–	17,586
Non-current 2007	166,850	–	–	166,850
At 31 December 2007	166,850	17,586	–	184,436
Current 2006	–	446,487	179,958	626,445
Non-current 2006	351,315	–	–	351,315
At 31 December 2006	351,315	446,487	179,958	977,760

Restoration costs are expected when exploration, evaluation and development activities give rise to the need for restoration. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the restoration of the site. These estimates of the restoration obligations are based on current technology and legal requirements and future costs. Any changes in the estimates are adjusted on a prospective basis. In determining the restoration obligations, the entity has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration of such mines in the future.

Royalties relate to the Indigenous Land Use Agreement (ILUA) and Plutonic Operations, which are discussed further in Note 19.

	Consolidated	
	31/12/07 $	31/12/06 $
16. INTEREST BEARING LOANS AND BORROWINGS		
Bank Loan – Cash Advance Facility	–	4,200,000
Issue costs	–	(132,353)
	–	4,067,647

Secured bank loan

The loan had been drawn down under an $8 million cash advance facility and was secured by a fixed and floating charge over Group assets.

A material downgrade in resources in January 2007 triggered an event of default on the facility and the bank subsequently exercised its right to demand immediate repayment. Repayment was made in full during the period using cash reserves supplemented with funds from asset sales.

The interest periods on advances were nominated by the Company at the time of drawing the funds and must have been for periods of 30, 60, 90 or 180 days. Interest in arrears on the advance were be paid on the interest payment date at the end of each interest period. The loan was repayable in full by 31 March 2008. The terms of the loan included a provision that the lender may demand immediate repayment of the loan in the event of a materially adverse change to the Company's financial position.

Fair value

Due to the circumstances of the loan default, the carrying value is assumed to approximate the fair value.

	Consolidated	
	31/12/07	31/12/06
	$	$

17. CONTRIBUTED EQUITY

(i) Issued and paid-up capital

	Consolidated 31/12/07 $	Consolidated 31/12/06 $
Ordinary shares fully paid	46,448,813	43,044,734

	Consolidated	
	Shares	**$**
(ii) Movement in ordinary shares on issue		
At 1 January 2006	197,156,850	30,608,532
Issued on 17 February 2006 for cash on exercise of share options	250,000	50,000
Issued on 22 February 2006 for cash under a share placement	29,500,000	8,260,000
Issued on 27 February 2006 for cash on exercise of share options	250,000	50,000
Issued on 27 March 2006 for cash under a share purchase plan	15,841,614	4,430,652
Issued on 19 April 2006 for cash on exercise of share options	250,000	48,667
Issued on 23 November 2006 for CBA loan establishment fee	625,000	150,000
Transaction costs on share issue	–	(553,117)
At 31 December 2006	243,873,464	43,044,734
Cancellation on 27 July 2007 of restricted s/holdings*	(25,000,000)	–
Issued on 3 December 2007 for cash under a rights issue	218,873,464	4,001,608
Transaction costs on share issue	–	(598,870)
Issued on 5 December 2007 for cash on exercise of share options	3,720	93
Issued on 13 December 2007 for cash on exercise of share options	11,194	280
Issued on 18 December 2007 for cash on exercise of share options	9,000	225
Issued on 21 December 2007 for cash on exercise of share options	4,002	100
Issued on 27 December 2007 for cash on exercise of share options	25,715	643
At 31 December 2007	437,800,559	46,448,813

** On 27 July 2007 25 million shares that were subject to an escrow agreement were cancelled for zero consideration.*

(iii) Terms and conditions of contributed equity

Ordinary fully paid shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary fully paid shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

	Consolidated	
	31/12/07	31/12/06
	$	$
(iv) Accumulated Losses		
Balance at beginning of period – losses	37,226,216	3,865,778
Net loss for the year	9,138,977	33,360,438
Balance at end of period – losses	46,365,193	37,226,216

(v) *Unlisted share options*

At balance date there were 6,000,000 (2006: 13,100,000) unlisted options which entitles the option holder, subject to the terms and conditions of the options, one ordinary fully paid share for each option held.

Details are listed in note 20.

(vi) *Listed share options*

At balance date there were 131,270,447 (2006: nil) listed options outstanding which entitles the option holder, subject to the terms and conditions of the options, one ordinary fully paid share for each option held.

The exercise price is 2.5 cents, with no vesting period and they expire after five years on 12 October 2012.

(vii) *Capital management*

When managing capital, management's objective is to ensure the entity continues as a going concern and maintain a capital structure that ensures the lowest cost of capital available to the entity. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The group is not subject to any externally imposed capital requirements. Capital is monitored through the gearing ratio (net debt/total capital). The gearing ratios are as follows:

	Consolidated	
	31/12/07 $	31/12/06 $
Total Borrowings*	238,671	7,735,020
Less cash and equivalents	(1,787,879)	(3,606,598)
Net debt	(1,549,208)	4,128,422
Total equity	3,335,342	6,744,962
Total capital	1,786,134	10,873,384
Gearing ratio	(87%)	38%

* *Includes interest bearing loans and trade and other payables.*

18. AUDITORS' REMUNERATION

Amounts received or due and receivable by Ernst & Young for:		
An audit or review of the financial report of the entity or any other entity in the consolidated group	60,489	145,002
Other services in relation to the entity or any other entity in the consolidated group		
– Tax compliance services	10,000	55,610
– Investigating accountants' report	37,000	–
	107,489	200,612

19. COMMITMENTS AND CONTINGENCIES

(i) Mining and exploration tenements

In order to maintain rights of tenure on mining and exploration tenements, the Company and the consolidated entity are required to outlay certain annual expenditures. The expenditure commitment is estimated at $250,000 (2006: $265,000). The expenditure commitments for the Queensland gold tenements have satisfied the expenditure requirements. With the other tenements, the Company intends to either farm out, sell or relinquish the tenements. All commitments relate to the next 12 months.

(ii) Termination agreements

The economic entity has contingent liabilities in respect of termination benefits which may arise pursuant to service agreements entered into with executives and employees who take part in the management of the economic entity. The maximum amount of the contingent liability is dependent upon the circumstances in which the employment is terminated. Accordingly no provision has been made in the accounts as no executive has been terminated. For details of Executive employee contracts refer to Note 21.

(iii) Superannuation plans

The Company contributes to staff superannuation plans at the rate as required by the Superannuation Guarantee Legislation of 9 percent. These contributions are legally enforceable only where payable in terms of a ratified award obligation or under the Superannuation Guarantee Legislation.

(iv) Indigenous land use agreement termination agreements (ILUA)

By an agreement dated 24 May 2003 between Colin McLennan, James Gaston, Paul Butterworth, Thomas Brown, Tyrone Tiers, Dorothy Hustler and Marie McLennan (Native Title Parties) and the Company, the Native Title Parties have agreed to allow the grant of Mining Lease 70316 over and exploration and mining for gold and silver on EPM 8693 and EPM 4459 and part of EPMA 12012. The Company has obligations to inform its workers of the interests of the Jangga people in the area the subject of the tenements, to provide work opportunities to the Jangga people, to report activities to the Jangga people, to respect various sites and to pay financial consideration to the Jangga people. The financial consideration comprises:

(a) payment of $100,000 on the registration of the ILUA with the National Native Title Tribunal under the Native Title Act 1993 (Cth), which payment represents an advance payment of the payments referred to in paragraph (b) below;

(b) the payment of a minimum annual payment of $100,000 (paid quarterly) on the commencement of and thereafter during mining operations;

(c) the payment of an additional amount above $100,000 when the payment of royalties to the State of Queensland exceeds the minimum threshold;

(d) payment of a per diem amount where Twin Hills consults with representatives of the Jangga people; and

(e) the provision of an annual bursary once treatment operations have commenced.

Each of the above amounts is to be adjusted for inflation.

Pursuant to its terms, the ILUA associated payments were suspended upon the cessation of mining activities effective 1 April 2007, but may be reactivated if mining were to recommence.

(v) Plutonic operations limited

Twin Hills Operations Pty Limited has granted Plutonic Operations Limited a call option to acquire a 68 percent interest in any gold deposit other than Lone Sister or the 309 Deposit, containing a Mineral Resource of greater than 1 million ounces of gold (classified and reported in accordance with the JORC Code), discovered within the Twin Hills mining tenements for the consideration of 250 percent of amounts directly spent on exploration. The terms of the purchase entitles Plutonic Operations Limited to receive a royalty at the rate of 2.5 percent of all fine gold produced from the tenement.

20. SHARE-BASED PAYMENT PLANS

Share options have been granted as an incentive component in the remuneration arrangements for senior executives and managers. The contractual life of each option granted is 3 to 5 years and the market price of the options is set at the market price of the shares at the grant date. There are no cash settlement alternatives.

Share Options on issue to key management personnel and employees at 31 December 2007 are as follows:

Grant date	Expiry date	Exercise price	Balance start of year	Granted during the year	Expired/ forfeited	Balance end of year	Exercisable at end of year
7 Jun 04	7 Jun 07	$0.2000	500,000	–	500,000	–	–
17 Sep 04	17 Sep 07	$0.2000	1,250,000	–	1,250,000	–	–
14 Jan 05	14 Jan 08	$0.3315	250,000	–	–	250,000	250,000
18 Aug 05	18 Aug 08	$0.2540	600,000	–	600,000	–	–
12 Jan 06	31 Dec 11	$0.3320	600,000	–	–	600,000	600,000
7 Jun 06	26 May 09	$0.3450	3,300,000	–	3,100,000	200,000	200,000
7 Jun 06	26 May 09	$0.2930	100,000	–	–	100,000	100,000
3 Oct 06	3 Oct 11	$0.3050	2,500,000	–	–	2,500,000	1,250,000
3 Oct 06	3 Oct 12	**	2,500,000	–	–	2,500,000	–
23 Nov 06	23 Nov 11	$0.2700	1,000,000	–	1,000,000	–	–
23 Nov 06	23 Nov 11	$0.2800	400,000	–	400,000	–	–
20 Dec 06	20 Dec 11	$0.2600	100,000	–	–	100,000	50,000
			13,100,000	–	6,850,000	6,250,000	2,450,000

Notes:

1. *No options were exercised during the period.*
2. *The option entitles the holder to one ordinary share per option, subject to valid exercise by the expiry date.*
3. *Various time based vesting conditions apply to the options ranging from 12 months to 2 years.*
4. *The exercise price of options marked ** was to be determined based on a market share price over the last 5 trading days of June 2007. No trading occurred therefore no exercise price was determined. These options are to be cancelled subject to shareholder approval of a new options package at a meeting in March 2008.*

The fair value of the options issued is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions on which the options were granted. The expected volatility rate used in calculating the option values was between 68 and 104 percent in 2006 (2006: 68% and 104%). The risk free rate used in calculating the option values ranged from 5.0 and 5.9 percent in both 2006 & 2007. The valuation is recognised in the income statement over the expected vesting periods as share based payments expense and is disclosed at Note 4(v).

21. KEY MANAGEMENT PERSONNEL DISCLOSURES

This report presents the remuneration arrangements in place for key management personnel of BMA Gold Limited.

Remuneration philosophy

The performance of the company depends upon the calibre of its directors and executives. The following principles are included in its remuneration framework to ensure maximum stakeholder benefits:

- Provide competitive remuneration package to attract and retain high calibre executives;
- Have portion of executive remuneration 'at risk', dependent upon meeting pre-determined service periods and performance benchmarks;
- Reassess the appropriateness of the nature and amount of executive emoluments periodically by reference to relevant employment market conditions.

Remuneration Committee

The Board of Directors is responsible for determining and reviewing compensation arrangements for the executive team.

Key management personnel remuneration

The Company is committed to remunerating its key personnel in a manner that is market competitive and consistent with best practice as well as supporting the interests of shareholders. The Company is not yet of a size that can provide the career and development opportunities that are available in larger resource

companies yet it must attract particularly able people. The key mechanisms for this are performance bonuses and option plan participation. Consequently, under the remuneration policy, the remuneration of staff may be comprised of the following:

- fixed salary that is determined from a review of the market and reflects core performance requirements and expectations;
- a performance bonus designed to reward actual achievement by the individual of performance objectives and for materially improved Company performance;
- participation in the employee option scheme as approved by shareholders; and
- statutory superannuation.

By remunerating through performance and long-term incentive plans in addition to their fixed remuneration, the Company aims to align the interests of staff with those of shareholders and increase Company performance. Refer to below for the details of the amount of remuneration, including both monetary and non-monetary components, for each of the five highest-paid key management personnel during the year (discounting accumulated entitlements).

Equity transactions

All equity transactions with key management personnel other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more than those the Group would have adopted if dealing at arm's length.

Employment contracts

Chief Executive Officer

The chief executive officer, Mr Wheatley, is employed on a contract which commenced on 10 July 2006.

- Mr Wheatley is entitled to a fixed remuneration of $382,000 per annum, although he has agreed to be paid for the time being at the rate of $200,000 per annum, subject to shareholder approval of a new options package, while preserving the rights of his service contract.
- Mr Wheatley may resign from his position and thus terminate the contract by giving three months' notice. The Company has the right to make a cash payment equivalent to nine months' salary *in lieu* of this notice.
- The Company may terminate the contract by providing three months' notice. Upon termination all unvested options vest immediately and the Company will make a payment of the greater of 12 months base salary, or three months' base salary with an additional two weeks' base salary for every year of service.
- The Company may terminate without notice if serious misconduct has occurred.

Table 1: Key Management Personnel remuneration for the year ended 31 December 2007

		Short Term		Post Employment	Share based payments			
		Salary and/or Fees	Cash Bonus	Super	Equity Options	Total	Percentage performance related	Percentage remuneration as options
W M OKeeffe	2007	–	–	–	–	–	–	–
Non-Executive Chairman	2006	40,000	–	3,600	–	43,600	–	–
M K Wheatley	2007	247,980	–	12,686	442,053	702,719	–	63
Managing Director and CEO	2006	176,778	–	6,608	118,863	302,249	–	39
K J Winters	2007	164,743	–	–	–	164,743	–	–
Executive Director Finance/Company Secretary	2006	212,526	–	–	–	212,526	–	–
R E Besley	2007	–	–	–	–	–	–	–
Resigned 22 August 2007	2006	40,000	–	3,600	–	43,600	–	–
J A Wall	2007	–	–	–	–	–	–	–
Resigned 22 August 2007	2006	297,500	–	1,575	–	299,075	–	–
P D Ingham**	2007	218,691	–	3,416	–	222,107	–	–
	2006	86,244	–	22,727	22,252	131,223	–	17

* *Share-based payments do not represent a cash cost to the company.*

** *Mr Ingham commenced employment on 31 July 2006 and was retrenched on 8 April 2007. Salary payments to Mr Ingham also include a termination payment of $133,657.*

Table 2: Shareholdings of key management personnel

	Balance 1 Jan 2007	Granted as part of remuneration	Exercise of Options	Net change other*	Balance 31 Dec 2007
W M O'Keeffe	9,203,922	–	–	(2,600,000)	6,603,922
M K Wheatley	200,000	–	–	200,000	400,000
K J Winters	770,011	–	–	770,011	1,540,022
P D Ingham	–	–	–	–	–

Table 3: Option holdings of key management personnel

						Vested at 31 Dec 07	
	Balance 1 Jan 2007	Granted as part of remuneration	Exercised	Net change other*	Balance 31 Dec 2007	Exercisable	Not Exercisable
W M O'Keeffe	–	–	–	1,981,177	1,981,177	1,981,177	–
M K Wheatley	5,000,000	–	–	120,000	5,120,000	1,370,000	3,750,000
K J Winters	500,000	–	–	(32,993)	462,007	462,007	–
P D Ingham	1,000,000	–	–	(1,000,000)	–	–	–

* *Includes forfeitures and issues granted as part of 2007 Rights Issue.*

For details on the valuation of the options, including models and assumptions used, please refer to note 20. There were no alterations to the terms and conditions of options granted as remuneration since their grant date. The elements of emoluments have been determined on the basis of the cost to the Company. Key management personnel are those directly accountable and responsible for the operational management and strategic direction of the Company. Emoluments of key management personnel (other than options) are not related to the performance of the Company.

22. RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Related parties of BMA Gold Limited fall into the following categories:

(i) Directors and specified executives

Rent and computer services of $204,234 (2006:$475,285) were provided by CBH resources, of which R E Besley and J A Wall are both directors. Rates were based on arms length transactions. Other disclosures relating to Directors and specified executives are set out in Note 21.

(ii) Ultimate parent

BMA Gold Limited is the ultimate parent entity.

(iii) Wholly-owned group

The wholly-owned group consists of BMA Gold Limited, the ultimate parent entity, and those wholly owned controlled entities as set out in Note 10. The consolidated financial statements include the financial statements of BMA Gold Limited and the subsidiaries set out in Note 10. BMA Gold Limited has provided interest free loans to Twin Hills Operations Pty Ltd of $37,370,697 (2006: $37,912,352).

	Consolidated	
	31/12/2007	31/12/2006
23. LOSS PER SHARE		
(i) Basic and diluted loss per share (cents)	(3.66)	(15.90)
	2007 Number	2006 Number
Weighted average number of fully paid ordinary shares on issue during the year used in the calculation of basic and diluted loss per share	249,911,861	209,925,935
Profit attributable to members of the parent	(9,138,977)	(33,360,438)

(ii) Information on the classification of securities

Options granted to directors, employees and shareholders as described in note 20 are considered to be potential ordinary shares and have been excluded in the determination of diluted earnings per share because they are anti-dilutive for each of the periods presented.

24. EVENTS SUBSEQUENT TO BALANCE DATE

On 4 February 2008, the Directors of the Company issued a notice of Extraordinary General Meeting proposing resolutions for shareholders to approve the grant of 27.5 million 5 cent options to Directors with the meeting to be held on 12 March 2008. Further information is available from the Company's website.

	Consolidated	
	31/12/07 $	31/12/06 $
25. CASH AND CASH EQUIVALENTS		
(i) Reconciliation of cash		
For the purpose of the cash flow statement, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand**	67,452	1,099,157
Short-term deposits	1,720,427	2,507,441
	1,787,879	3,606,598

			Consolidated	
		Notes	**31/12/07** $	31/12/06 $
(ii)	***Reconciliation of net cash outflows from operating activities to operating loss after income tax***			
	Operating loss from ordinary activities after income tax		(9,138,977)	(33,360,438)
	Non Cash Flows in profit from ordinary activities			
	Exploration expenditure written off	13	812,119	8,466,397
	Depreciation and impairment		513,591	2,037,624
	Goodwill impairment	–	3,648,006	
	Amortisation of decommissioning asset	13	–	100,000
	Amortisation of development expenditure	13	383,983	8,722,527
	Share based payments expense		855,051	643,304
	Equity issued in consideration of loan establishment fee		–	150,000
	Impairment of investment in subsidiary		–	–
	Provision for inter-company loan		–	–
	Change in operating assets and liabilities:			
	(Increase)/Decrease in receivables		661,811	(507,693)
	(Increase)/Decrease in inventories		883,341	(517,929)
	(Increase)/Decrease in prepayments and other assets		(36,122)	232,569
	(Increase)/Decrease in deferred tax assets		126,548	4,099,800
	Increase/(Decrease) in trade creditors and payables		(3,428,702)	553,283
	Increase/(Decrease) in provisions		(608,859)	490,335
	Net cash outflows from operating activities		(8,976,216)	(5,242,215)

** At balance date there was no financing facilities.*

*** At the end of the period, $53,422 of cash was under the control of the voluntary administrator.*

26. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments are comprised of short-term deposits. The main purpose of these financial instruments is to invest surplus funds for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations, and in the prior year a secured bank loan.

The Group has a Treasury Policy in place to manage the Group's financial exposures to commodity prices, foreign currency exchange and interest rates.

No derivative transactions have been entered into. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Risk exposure and responses

Interest rate risk

The Group's exposure to market interest rates relates primarily to the Group's short term deposits, and in the prior year, a secured bank loan. These are disclosed in notes 25 and 16 respectively.

At balance date, the Group had the following mix of financial assets and liabilities exposed to interest rate risk:

	Consolidated	
	31/12/07 $	31/12/06 $
Financial assets		
Cash and cash equivalents	1,787,879	3,606,598
Financial liabilities		
Secured bank loan	–	(4,067,647)
	–	(4,067,647)
Net Exposure	1,787,879	(461,049)

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternatives and the mix of fixed and variable interest rates.

The following sensitivity analysis is based on interest rate risk exposure in existence at the balance sheet date:

At 31 December 2007, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post-Tax profit Higher/(Lower)	
	2007 $	**2006 $**
Consolidated		
+1% (100 basis points)	12,515	25,246
–.5% (50 basis points)	(6,258)	(12,623)

The movements in profit are due to higher/lower interest costs from cash balances. Financial liabilities reported at 31 December 2006 were fixed-rate, and therefore were not exposed to interest rate fluctuations. The sensitivity was lower in 2007 than in 2006 due to the decrease in cash and cash equivalents held.

Foreign currency risk

The Group has no financial assets or liabilities in currency other than Australian Dollars, thus the Company's exposure to foreign currency risk is minimal. The Company had transactional exposures during its operations. Such exposures arose from sales and/or purchases in currencies other than functional currencies. It is the Group policy that permits hedging of up to 95% of inventory and up to 80% of 6 months forward exposure.

The foreign currency risk on financial assets and liabilities for the Company is immaterial in terms of an impact on profit and loss, and as such a sensitivity analysis has not been completed.

Commodity price risk

The Group has exposure to the gold price where hedge and/or derivative positions are undertaken. The Group policy permits hedging up to 95% of inventory and up to 80% of 6 months forward exposure. At the end of the period, there were no financial assets or liabilities subject to movement in commodity prices, and as such a sensitivity analysis has not been performed.

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without approval of authorised officers. The Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Since the Group trades only with recognised third parties there is no requirement for collateral and the Company does not hold any credit derivatives to offset its credit exposure. Refer to note 7 for further discussion around trade debtors.

Liquidity risk

The Group's objective is to maintain liquidity from investing surplus funds in short term bank deposits. At balance date there were no financial liabilities and therefore no significant liquidity risk exists, however at prior year end, the Company held a secured bank loan.

The table below reflects all contractual pay-offs for settlement of financial liabilities.

The remaining contractual maturities of the Group's and parent entity's financial liabilities for comparative purposes are:

	Consolidated	
	31/12/07 $	31/12/06 $
6 months or less	–	(4,067,647)

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables mainly originate from the financing of our ongoing operations and receivables mainly originate from the investment in working capital, being the Group's right to recover GST paid from the taxation authority.

Maturity analysis of financial assets and liability based on management's expectation:

	Year ended 31 December 2007	
	< 6 months $	**Total $**
Consolidated		
Financial assets		
– Short-term deposit	1,720,427	1,720,427
– Cash	67,452	67,452
– Trade and other receivables	127,965	127,965
	1,915,844	1,915,844
Financial liabilities		
Interest bearing loans	–	–
Trade and other payables	238,671	238,671
	238,671	238,671
Net maturity	1,677,173	1,677,173

At balance date there were no financing facilities available.

27. RETAINED EARNINGS AND RESERVES

(i) *Movements in retained earnings*

Refer to the Statement of changes in equity and accompanying note 17 for details of movement in retained earnings.

	Consolidated	
	31/12/07 **$**	31/12/06 $
(ii) *Unlisted options reserve*		
Balance 1 January	926,442	283,138
Share based payments	855,051	643,304
Balance 31 December	1,781,493	926,442
(iii) *Listed options reserve*		
Balance 1 January	–	–
Issue of options	1,470,829	–
Exercise of options	(600)	–
Balance 31 December	1,470,229	–

(iv) *Nature and purpose of reserves*

Unlisted options reserve:

The unlisted options reserve is used to record the value of share based payments provided to employees and consultants, as part of the remuneration for their services.

Listed options reserve:

The listed options reserve is used to record the value of options issued to parties through the raising of capital.

Directors' declaration

In accordance with a resolution of the directors of BMA Gold Limited, I state that:

In the opinion of directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) give a true and fair view of the company's consolidated financial position as at 31 December 2006 and the performance for the year ended on that date; and

(ii) comply with Accounting Standards and the Corporations Regulation 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with sections 295A of the Corporations Act 2001 for the financial period ended 31 December 2007.

On behalf of the Board

M K Wheatley
Managing Director and Chief Executive Officer

Dated: 11 March 2008
Sydney, NSW

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent audit report to members of BMA Gold Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for BMA Gold Limited (the company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion:

the financial report of BMA Gold Limited is in accordance with:

(a) the *Corporations Act 2001*, including:
  (i) giving a true and fair view of the financial position of BMA Gold Limited and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters disclosed in Note 2 (z) Going Concern Basis, there is significant uncertainty whether BMA Gold Limited will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded amounts, or to the amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Ernst & Young

Ernst & Young

Paul Flynn

Paul Flynn
Partner
Sydney
10 August 2007

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Independent audit report to members of BMA Gold Limited

We have audited the accompanying financial report of BMA Gold Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion the financial report of BMA Gold Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of BMA Gold Limited and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to the following matter. As a result of the matters disclosed in Note 2 (z) Going Concern Basis, there is significant uncertainty whether the Company and the consolidated entity will be able to continue as going concerns, and therefore whether they will be able to realise their assets and extinguish their liabilities in the normal course of business at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded amounts, or to the amounts or classification of liabilities that might be necessary should the Company and/or the consolidated entity not be able to continue as going concerns.

Ernst & Young

Paul Flynn
Partner
11 March 2008

OTHER ASX INFORMATION
AS AT 15 FEBRUARY 2008

1. ORDINARY SHARES

Pursuant to the Listing Requirements of the Australian Stock Exchange Limited, the shareholder information set out below was applicable as at 15 February 2008.

(i) Distribution of Shareholders

Analysis of number of shareholders by size and holding:

Category of Shareholding	*Fully paid ordinary shares*	*Options*
1 – 1000	31,515	9,231
1,001 – 5,000	1,541,408	858,961
5,001 – 10,000	4,483,618	1,692,591
10,001 – 100,000	95,357,288	24,286,583
100,000 – and over	336,389,734	104,420,362
	437,803,563	131,267,648

(ii) Top Twenty Shareholders

The twenty largest holders of ordinary fully paid shares are listed below:

NAME	NUMBER	%
1. Citicorp Nominees Pty Limited (Cfs W/Sale Gbl Res Fund A/C)	25,957,553	5.929
2. Anz Nominees Limited (Cash Income A/C)	14,596,809	3.334
3. Spantech Consultancy Pty Ltd (Spantech Super Fund A/C)	10,000,000	2.284
4. Citicorp Nominees Pty Limited	9,367,284	2.140
5. Irrewarra Investments Pty Ltd (Strategic 1 A/C)	7,650,000	1.747
6. Mr William Michael O'keeffe	6,603,922	1.508
7. National Nominees Limited	6,553,099	1.497
8. I C Underground Pty Limited (Zamel Group A/C)	5,400,000	1.233
9. Redland Plains Pty Ltd (Majestic Investment Fund A/C)	5,200,000	1.188
10. Holland Family Company Pty Limited	3,600,000	0.822
11. Mr Geoffrey Knight Morgan (G&M Morgan Investment A/C)	3,400,000	0.777
12. Dr Wilhem Scheer	2,719,394	0.621
13. Pannin Pty Ltd (The Selok Family A/C)	2,525,875	0.577
14. Mr Marcus Dawe & Mr Adam Dawe (Twin Palms Super Fund)	2,138,800	0.489
15. Mr Malcolm Block & Mrs Sally Block (Family Account)	2,000,000	0.457
16. Mr John Apostolakis	2,000,000	0.457
17. Shanray Pty Ltd	2,000,000	0.457
18. Jemer Pty Ltd (Sterling Agencie P/L S/F A/C)	1,999,788	0.457
19. Holland Trading Pty Ltd	1,896,000	0.433
20. Mr Malcolm Robert Block & Mrs Sally Louise Block (M & S Block Family A/C)	1,839,636	0.420
Total	117,448,160	26.827
Remainder	320,355,403	73.173
Grand Total	437,803,563	100.000

(iii) Substantial Shareholders

An extract of the Company's Register of Substantial Shareholders is set out below:

Name	Number	%
Citicorp Nominees Pty Limited <CFS W/Sale GBL>	25,957,553	5.929

(iv) Voting Rights

All ordinary fully paid shares carry one vote per share without restriction. Share options do not carry a right to vote.

(v) Escrowed Securities

A total of 25,000,000 ordinary shares issued as a part of the consideration for the Twin Hills Operations Pty Limited were the subject of voluntary escrow agreements. These escrow shares were subject to cancellation if certain hurdles relating to Commencement of Mining were not met by 9 May 2007. At an Extraordinary Meeting of shareholders on 27 July 2007, a resolution was approved to cancel the escrowed securities for zero consideration.

2. SHARE OPTIONS

Options issued, exercised and forfeited during the year as follows:

Grant date	Expiry date	Exercise price	Balance start of year	Granted during the year	Exercised	Expired/ forfeited	Balance end of year
7 Jun 04	7 Jun 07	$0.2000	500,000	–	–	500,000	–
17 Sep 04	17 Sep 07	$0.2000	1,250,000	–	–	1,250,000	–
14 Jan 05	14 Jan 08	$0.3315	250,000	–	–	–	250,000
18 Aug 05	18 Aug 08	$0.2540	600,000	–	–	600,000	–
12 Jan 06	31 Dec 11	$0.3320	600,000	–	–	–	600,000
7 Jun 06	26 May 09	$0.3450	3,300,000	–	–	3,100,000	200,000
7 Jun 06	26 May 09	$0.2930	100,000	–	–	–	100,000
3 Oct 06	3 Oct 11	$0.3050	2,500,000	–	–	–	2,500,000
3 Oct 06	3 Oct 12	**	2,500,000	–	–	–	2,500,000
23 Nov 06	23 Nov 11	$0.2700	1,000,000	–	–	1,000,000	–
23 Nov 06	23 Nov 11	$0.2800	400,000	–	–	400,000	–
20 Dec 06	20 Dec 11	$0.2600	100,000	–	–	–	100,000
			13,100,000	–	–	6,850,000	6,250,000

** Denotes share price to be determined at a market price.

3. SCHEDULE OF INTERESTS IN MINING TENEMENTS

Tenement Reference	Nature of Interest	Tenement Number
Gold – Queensland		
Twin Hills, Qld	100%	EPM 8693
	100%	ML 70316
Dingo Range, Qld	100%	EPM 4459
Willesby, Qld	100%	EPM 12012
Frankfield, Qld	100%	EPM 14585

PART II

BMA GOLD LIMITED AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT – 31 DECEMBER 2005

This extract of the financial report covers the consolidated entity consisting of BMA Gold Limited and its controlled entities.

BMA Gold Limited is a Company limited by shares, incorporated and domiciled in Australia.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	Consolidated 31/12/05 $	31/12/04 $
REVENUES	4	421,629	672,065
Depreciation expense	4	(2,618)	(1,314)
Finance Costs		(38,941)	(63)
Salaries and employee benefits expenses		(164,919)	(144,602)
Consultants expense and management services		(528,056)	(421,866)
Exploration and development		(6,015,681)	(331,717)
Travel and accommodation		(22,982)	(36,053)
ASX fees and share register costs		(62,996)	(90,987)
Sale of tenement		–	(387,518)
Share based payments		(25,838)	(157,547)
Other expenses	4	(363,128)	(48,572)
LOSS BEFORE INCOME TAX		(6,803,530)	(948,174)
Income Tax Credit/(Expense)	5	3,454,287	699,919
NET PROFIT FOR THE PERIOD		(3,349,243)	(248,255)
PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	18(d)	(3,349,243)	(248,255)
Basic and diluted earnings/(loss) per share (cents per share)	24	(2.0)	(0.25)

The following additional information is the responsibility of the directors of BMA.

	31/12/05 $	31/12/04 $
Earnings attributable to ordinary shareholders	(3,349,243)	(248,255)
Plus IFRS 3 Impairment of Goodwill	–	–
Less IFRS 5 Gain on sale of Plant and Equipment	–	–
Plus IFRS 6 Exploration Impairment	138,601	719,235
Plus IAS 16 Impairment of PP & E	–	–
Headline Earnings	(3,210,642)	470,980
Weighted Average Number of Shares	166,800,049	98,848,729
Headline Earning per Share (cents per share)	(1.92)	0.48

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005

		Consolidated	
	Notes	**31/12/05 $**	**31/12/04 $**
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	26	2,141,020	1,869,706
Prepayments		424,433	–
Receivables	7	276,645	63,036
Inventory	8	365,412	–
TOTAL CURRENT ASSETS		3,207,510	2,232,742
NON-CURRENT ASSETS			
Receivables	9	156,500	15,500
Plant and equipment	11	9,734,727	3,920
Deferred exploration, evaluation and development costs	14	9,896,534	4,271,532
Goodwill	12, 13	3,648,006	3,648,006
Deferred tax asset	5	4,257,760	729,845
Other financial assets	10	–	–
TOTAL NON-CURRENT ASSETS		27,693,527	8,668,803
TOTAL ASSETS		30,901,037	10,901,545
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	15	3,114,090	1,388,013
Provisions	16	187,425	3,000
Interest bearing loans and borrowings	17	200,000	–
TOTAL CURRENT LIABILITIES		3,501,515	1,391,013
NON-CURRENT LIABILITIES			
Provisions	16	300,000	–
Deferred tax liability	5	73,628	–
TOTAL NON-CURRENT LIABILITIES		373,628	–
TOTAL liabilities		3,875,143	1,391,013
NET ASSETS		27,025,894	9,510,532
EQUITY			
Equity attributable to equity holders of the parent			
Contributed equity	18	30,608,534	9,769,767
Reserves	18	283,138	257,300
Accumulated losses	18	(3,865,778)	(516,535)
TOTAL EQUITY		27,025,894	9,510,532

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

CONSOLIDATED	Issued capital $	Reserves $	Accumulated losses $	Total Equity $
At 1 January 2005	9,769,767	257,300	(516,535)	9,510,532
Cost of share based payments	–	25,838	–	25,838
Transaction costs on equity issue	(1,232,857)	–	–	(1,232,857)
Loss for the year	–	–	(3,349,243)	(3,349,243)
Total expense for the year	(1,232,857)	25,838	(3,349,243)	(4,556,262)
Contributions of equity net of transaction costs	22,071,624	–	–	22,071,624
At 31 December 2005	30,608,534	283,138	(3,865,778)	27,025,894

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2004

CONSOLIDATED	Issued capital $	Reserves $	Accumulated losses $	Total Equity $
At 1 January 2004	12,510,533	359,753	(11,962,869)	907,417
Cost of share based payments	–	157,547	–	157,547
Transaction costs on equity issue	(418,730)	–	–	(418,730)
Loss for the year	–	–	(248,255)	(248,255)
Total expense for the year	(418,730)	157,547	(248,255)	(509,438)
Contributions of equity net of transaction costs	13,500,000	–	–	13,500,000
Effect on equity associated with accounting for acquisition under AASB 3	(15,822,036)	(260,000)	11,694,589	(4,387,447)
At 31 December 2004	9,769,767	257,300	(516,535)	9,510,532

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	Consolidated 31/12/05 $	31/12/04 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(6,836,619)	(531,220)
Interest received		421,629	158,443
Royalty received		–	126,104
Borrowing costs		(191,481)	(63)
NET CASH USED IN OPERATING ACTIVITIES	26(b)	(6,606,471)	(246,736)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of plant and equipment		(9,733,425)	(5,234)
Payments for deferred exploration, evaluation and development costs		(4,286,557)	(2,091,108)
Cash acquired on acquisition		–	10,182
Payment/Refund of performance bonds		(141,000)	4,500
Loan advanced to controlled entity		–	–
Proceeds from sale of tenements		–	48,455
NET CASH USED IN INVESTING ACTIVITIES		(14,160,982)	(2,033,205)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of loans owed to the former shareholders of Twin Hills Operations Pty Ltd		–	(736,996)
Repayment of bank loans		–	(772,266)
Proceeds from borrowings		200,000	–
Proceeds from issue of ordinary shares		22,071,624	6,000,000
Transaction costs of issue of shares		(1,232,857)	(418,730)
NET CASH FROM FINANCING ACTIVITIES		21,038,767	4,072,008
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		271,314	1,792,067
Cash and cash equivalents at the beginning of the period		1,869,706	77,639
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	26(a)	2,141,020	1,869,706

1. CORPORATE INFORMATION

The financial report of BMA Gold Limited (the company) for the year ended 31 December 2005 was authorised for issue in accordance with a resolution of the Directors on 14 March 2006.

BMA Gold Limited is a company limited by shares that is incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Stock Exchange. BMA Gold Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 31 December 2004 have been restated accordingly except for the adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. The Company has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 31 December 2004 to the balances reported in the 31 December 2004 financial report and at transition to AIFRS are detailed in note 29.

Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 31 December 2005:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005 – 1	AASB139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006
2005 – 5	AASB 1: *First-time adoption of AIFRS,* AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006
2005 – 6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 January 2006
2005 – 10	AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 101: *Presentations of Financial Statements,* AASB 114: *Segment Reporting,* AASB 117: *Leases,* AASB 133: *Earnings per Share,* AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 1: *First-time adoption of AIFRS,* AASB 4: *Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 January 2007
New standard	AASB 7 *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 January 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore have no impact.

AASB	Affected
	Amendment Standard(s)
2005 – 2	AASB 1023: *General Insurance Contracts*
2005 – 3	AASB 119: *Employee Benefits*
2005 – 4	AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 1: *First-time adoption of AIFRS,* AASB 1023: *General Insurance Contracts* and AASB 1028: *Life Insurance Contracts*
2005 – 9	AASB 4: *Insurance Contracts,* AASB 1023: *General Insurance Contracts,* AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 132: *Financial Instruments: Disclosure and Presentation*
2005 – 12	AASB 1038: *Life Insurance Contracts* and AASB 1023: *General Insurance Contracts*
2005 – 13	AAS 25: *Financial Reporting by Superannuation Plans*

(c) Basis of Consolidation

The consolidated financial statements are those of the economic entity, comprising BMA Gold Limited (the parent company) and its subsidiaries as at 31 December each year (the Group).

Subsidiaries are fully consolidated from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions, have been eliminated in full.

(d) Significant Accounting Judgements, Estimates and Assumptions

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives.

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 13.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a binominal model.

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 21.

(e) Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates, or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward

of unused tax assets and unused tax losses, to the extent that it is probably that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset of liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests' in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(f) *Other Taxes*

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(g) *Property, Plant and Equipment*

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.

Buildings are measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight line basis over the useful life of the assets as follows:

- Buildings – to 20 years
- Plant & Equipment – 5 years
- Furniture & Fittings – to 3 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with the recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset of cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

For buildings, plant and equipment, impairment losses are recognised in the income statement in the other expenses line item.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(h) Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset of cash-generating unit exceeds it recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset.

As assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(i) Revenue Recognition

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ending 31 December 2005 and 31 December 2004.

Accounting policies applicable for the years ending 31 December 2005 and 31 December 2004

Revenue consists of bank interest only and is recognised when the Group's right to receive payment is established.

(j) Deferred Exploration, Evaluation and Development Costs

Costs Carried Forward

Costs arising from exploration and evaluation activities relating to an area of interest are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at balance date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Amortisation

Costs on productive areas are amortised over the life of the area of interest to which such costs relate on the production output basis.

(k) Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(l) Trade and Other Receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 January 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 31 December 2005 and 31 December 2004.

Accounting policies applicable for the year ending 31 December 2005

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 31 December 2004

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(m) Inventories

Stores and stockpiles are valued at the lower of cost and net realisable value.

(n) Investments

All investments are recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(o) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114 *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measure based on the relative values of the operation disposed of and the portion of the cash-generation unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(p) Trade and Other Payables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 January 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 31 December 2005 and 31 December 2004.

Accounting policies applicable for the year ending 31 December 2005

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 31 December 2004

Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(q) Interest bearing liabilities

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

(r) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per Share (EPS)

Basic EPS is calculated as net loss attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(t) Borrowing Costs

Borrowing costs are recognised as an expense when incurred and capitalised for qualifying assets. The amount of borrowing costs & fees capitalised during the period is $152,540.

(u) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset buy only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(v) Employee Leave Benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(w) Derecognition of Financial Assets and Financial Liabilities

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 January 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 31 December 2005 and 31 December 2004.

Accounting policies applicable for the year ending 31 December 2005

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Accounting policies applicable for the year ending 31 December 2004

(i) Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(x) Share-based Payment Transacations

Equity settled transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions ('equity-settled transactions').

The Group currently has in place an Employee Option Plan (EOP), which provides benefits to directors, senior executives and employees.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of BMA Gold Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

3. SEGMENT INFORMATION

(a) Business Segment

The Company operates in one business segment – mining. The Company considers the business segment to be its primary segment.

(b) Geographic Segment

The Company operates in one geographical segment – Australia.

4. REVENUE AND EXPENSES

	Consolidated	
	31/12/05 $	31/12/04 $
(a) Revenue		
Interest	421,629	158,443
Royalty earned	–	126,104
Proceeds from sale of tenements	–	387,518
	421,629	672,065
(b) Finance costs		
Borrowing costs and interest expense	38,941	63
(c) Depreciation		
Depreciation of plant and equipment	2,618	1,314
(d) Other expenses		
Net loss on disposal of tenements	–	131,717
Exploration and evaluation written off and disposed	138,601	719,235

5. INCOME TAX

	CONSOLIDATED	
	2005 $	2004 $
The major components of income tax expense are:		
Income Statement		
Current income tax		
Current income tax charge	–	–
Tax losses from previous years now brought to account	(849,276)	–
Deferred income tax		
Relating to origination and reversal of temporary differences	70,261	(135,000)
Tax effect of current year tax losses brought to account	(2,675,272)	(564,919)
Income tax expense reported in income statement	(3,454,287)	(699,919)
Statement of changes in equity		
Deferred income tax related to items charged or credited directly to equity	–	(29,926)
Income tax benefit reported in equity	–	(29,926)
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the company's applicable income tax rate is as follows:		
Accounting loss before tax	(6,803,530)	(948,174)
At the Group's statutory income tax rate of 30% (2004: 30%)	(2,041,059)	(284,452)
Tax losses from previous years now brought to account	(849,276)	–
Exploration and Evaluation expenditure	(634,060)	(415,467)
Other deferred tax assets and liabilities	70,261	–
Income tax expense reported in the consolidated income statement	(3,454,287)	(699,919)

	Balance Sheet		Income Statement	
	2005	2004	2005	2004
	$	$	$	$
Deferred income tax				
Deferred income tax at 31 December relates to the following:				
Deferred tax liabilities				
Accelerated depreciation for tax purposes				
Fair value adjustments on acquisition				
Other (accruals & provisions)	(73,628)	–		
Gross deferred income tax liabilities	(73,628)	–		
Deferred tax assets				
Losses available for offset against future taxable income	4,257,760	729,845		
Fair value adjustments on acquisition	–	–		
Other	–	–		
Gross deferred income tax assets	**4,257,760**	**729,845**		
Deferred tax income			**4,181,132**	**729,845**

The company has tax losses arising in Australia of $ 12,067,776 (2004: $ 2,432,818) that are available for offset against future taxable profits of the company.

Tax consolidation

BMA Gold Limited and its 100% owned Australian resident subsidiaries have formed a tax consolidated group with effect from 1 July 2003. BMA Gold Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a pro-rata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

Tax effect accounting by members of the tax consolidated group

Members of the tax consolidated group have entered into a tax funding agreement. The tax funding agreement provides for the allocation of current taxes to members of the tax consolidated group in accordance with their accounting profit for the period, while deferred taxes are allocated to members of the tax consolidated group in accordance with the principles of AASB 112 'Income Taxes'. Allocations under the tax funding agreement are made at the end of each quarter.

The allocation of taxes under the tax funding agreement is recognised as an increase/decrease in the subsidiaries' intercompany accounts with the tax consolidated group head company, BMA Gold Limited. Because under UIG 1052 'Tax Consolidation Accounting' the allocation of current taxes to tax consolidated group members on the basis of accounting profits is not an acceptable method of allocation given the group's circumstances, the difference between the current tax amount that is allocated under the tax funding agreement and the amount that is allocated under an acceptable method is recognised as a contribution/distribution of the subsidiaries' equity accounts. The group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate to members of the tax consolidated group.

6. DIVIDENDS PAID AND PROPOSED

During the financial year, no amount has been paid or declared by the economic entity by way of dividend. The balance of the Company's franking credit account at 31 December 2005 is nil (year ended 31 December 2004: nil).

	Note	Consolidated 31/12/05 $	31/12/04 $
7. RECEIVABLES (CURRENT)			
Interest Receivable		11,223	–
Rebate Receivable		48,532	–
Other – GST receivable	(a)	216,890	43,208
Receivable from sale of tenements		–	319,828
		276,645	363,036

(a) Other – GST receivable is non-interest bearing and is generally on 30-day terms.

	Note	31/12/05 $	31/12/04 $
8. INVENTORIES			
Stores and Stockpiles		365,412	–
9. RECEIVABLES (NON-CURRENT)			
Security deposits		156,500	15,500
Other receivables			
– Controlled entities	(a)	–	–
		156,500	15,500

(a) BMA Gold Limited has provided interest free loans to wholly owned subsidiaries aggregating $23,656,221, with no fixed repayment date. No repayments were made during the year.

	Note	31/12/05 $	31/12/04 $
10. OTHER FINANCIAL ASSETS			
Investment in wholly owned subsidiaries		–	–
Provision for diminution		–	–
		–	–

The parent entity holds shares in controlled entities carried at $7,500,010 as shown below.

	Country of Incorporation	Percentage Held 31/12/05 %	31/12/04 %	31/12/05 $	31/12/04 $
Australian Silicon Operations Pty Limited	Australia	100	100	10	10
Twin Hills Operations Pty Limited	Australia	100	100	7,500,000	7,500,000
				7,500,010	7,500,010

11. PROPERTY, PLANT AND EQUIPMENT

During the period depreciation has been charged against plant and equipment, based on the useful life of the assets, from the time the assets were put to use. As with other mine development costs, depreciation has been capitalised and will be amortised over the life of the reserves from the time development is completed and the project becomes a mining operation.

(i) Plant and Equipment

	Consolidated	
	31/12/05 $	**31/12/04 $**
Plant and equipment at cost	7,884,334	8,610
Accumulated depreciation and impairment	(36,212)	(4,690)
Net carrying amount	7,848,122	3,920
RECONCILIATION		
Net carrying amount at the beginning of the period	3,920	–
Additions	7,875,724	5,234
Depreciation charge for the year	(31,522)	(1,314)
Net carrying amount at the end of the period	7,848,122	3,920

(ii) Buildings

Buildings at cost	49,712	–
Accumulated depreciation and impairment	(1,449)	–
Net carrying amount	48,263	–
RECONCILIATION		
Net carrying amount at the beginning of the period	–	–
Additions	49,712	–
Depreciation charge for the year	(1,449)	–
Net carrying amount at the end of the period	48,263	–

(iii) Furniture and Fittings

Furniture and fittings at cost	250,394	–
Accumulated depreciation and impairment	(29,500)	–
Net carrying amount	220,894	–
RECONCILIATION		
Net carrying amount at the beginning of the period	–	–
Additions	250,394	–
Depreciation charge for the year	(29,500)	–
Net carrying amount at the end of the period	220,894	–

(iv) Mobile Equipment

Mobile Equipment at cost	1,667,697	–
Accumulated depreciation and impairment	(50,239)	–
Net carrying amount	1,617,458	–
RECONCILIATION		
Net carrying amount at the beginning of the period	–	–
Additions	1,667,697	–
Depreciation charge for the year	(50,239)	–
Net carrying amount at the end of the period	1,617,458	–
Total Property, Plant and Equipment	**9,734,737**	**3,920**

12. GOODWILL

	Consolidated	
	31/12/05 **$**	**31/12/04** **$**
At cost	3,648,006	
3,648,006		
Impairment	–	–
Net carrying amount	3,648,006	3,648,006
RECONCILIATION		
Net carrying amount at the beginning of the period	3,648,006	–
Acquisition of a subsidiary	–	3,648,006
Impairment	–	–
Net carrying amount at the end of the period	3,648,006	3,648,006

As of 1 January 2005, goodwill is no longer amortised but is now subject to annual impairment testing (see note 13).

13. IMPAIRMENT TESTING OF GOODWILL

The recoverable amount of the goodwill acquired through the business combination and reverse acquisition of BMA Gold Limited by Twin Hills Operations Pty Ltd has been determined based on a value in use calculation using cashflow projections based on financial budgets for the Twin Hills Mine approved by senior management and covering a three year period. The discount rate applied to cash flow projections is 11%.

		Consolidated	
	Notes	**31/12/05** **$**	**31/12/04** **$**
14. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS			
Twin Hills Project – at cost		9,896,534	4,271,532
		9,896,534	4,271,532
Total		9,896,534	4,271,532
Reconciliation			
Carrying amount at the beginning of the period		4,271,532	700,000
Amounts written off	(a)	(138,801)	(200,000)
Fair value of Twin Hills on acquisition		–	9,002,698
Adjustment for Business combinations AASB 3	(b)	–	(8,035,453)
Expenditure incurred in the period		5,463,603	3,323,522
Disposals		–	(519,235)
Decommissioning Asset		300,000	–
Carrying amount at end of period		9,896,534	4,271,532

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploration or sale of the respective areas of interest.

(a) The Willesby, Frankfield and Dingo Range project costs have been written off during the period.

(b) On 9 January 2004, the Company acquired 100% of the share capital of Twin Hills Operations Pty Ltd and its interests in the Twin Hills project in Queensland. Under AASB 3 the transaction constitutes a reverse acquisition and has resulted in the requirement to recognise and fair value all the acquiree's identifiable assets at the date of acquisition. As a result a retrospective remeasure of deferred exploration and evaluation costs has been carried out.

	Consolidated	
	31/12/05 $	31/12/04 $
15. TRADE AND OTHER PAYABLES		
Trade payables	3,114,090	203,766
Payable to controlled entity	–	–
Payable under sale and assignment deed	–	1,000,000
Payable under mining licences and landowner agreement	–	184,247
	3,114,090	1,388,013

Trade creditors and accruals are non-interest bearing and generally settled on 30-day terms.

All accounts payable are unsecured and are payable in Australian dollars.

For terms and conditions relating to related party payables refer to note 23.

		CONSOLIDATED	
	Note	Rehabilitation $	Annual leave $
16. PROVISIONS			
At 1 January 2005		–	–
Arising during the year	(a)	300,000	197,352
Utilised		–	(9,927)
At 31 December 2005		300,000	187,425
Current 2005		–	187,425
Non-current 2005		300,000	–
		300,000	187,425
Current 2004		–	3,000
Non-current 2004		–	–
		–	3,000

(a) *Rehabilitation and restoration costs*

Restoration costs are expected when exploration, evaluation and development activities give rise to the need for restoration. The costs include obligations relating to reclamation, waste site closure, plant closure, platform removal and other costs associated with the restoration of the site.

These estimates of the restoration obligations are based on current technology and legal requirements and future costs. Any changes in the estimates are adjusted on a prospective basis.

In determining the restoration obligations, the entity has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration of such mines in the future.

		Consolidated	
	Maturity	31/12/05 $	31/12/04 $
17. INTEREST BEARING LOANS AND BORROWINGS			
Current			
Bank Loan – cash advance facility	31-Dec-2006	200,000	–

Secured bank loan

The loan has been drawn down under a $4 million Cash Advance Facility. The facility is secured by a fixed and floating charge over Group assets.

The interest periods on advances are nominated by the Company at the time of drawing the funds and must be for periods of either 30, 60, 90 or 180 days. Interest in arrears on the advance must be paid on the interest payment date at the end of each interest period.

The loan is repayable in full by 31 December 2006.

	Consolidated	
	31/12/05 $	31/12/04 $

18. CONTRIBUTED EQUITY AND RESERVES

(a) *Issued and paid up capital*

Ordinary shares fully paid	30,608,534	9,769,767

	31/12/2005	
	Number of Shares	$
(b) Movements in ordinary shares on issue		
Beginning of the financial period	98,848,729	9,769,767
Consolidation of shares 1 for 4	–	–
Issued during the period		
– Shares issued to vendors	–	–
– Share placement (i)	48,200,000	12,050,000
– Entitlements issued (ii)	49,608,121	9,921,624
– Unlisted options exercised	500,000	100,000
Cost of issue	–	(1,232,857)
Adjustments for business combinations AASB 3 (iii)	–	–
	197,156,850	30,608,534

(i) A placement of 48,200,000 shares at $0.25 per share with clients of Bell Potter Securities Limited and Grange Securities Limited was finalised on 20 January 2005.

(ii) On 20 July 2005, a further 49,608,121 shares were issued at $0.20 per share in relation to a 1-for-3 non-renounceable entitlements issue prospectus.

(iii) Adjustment required under AASB 3 to fair value assets acquired in the reverse acquisition of BMA Gold Limited by Twin Hills Operations Pty Ltd against equity. Refer to Note 29.

(c) *Terms and conditions of contributed equity*

Ordinary fully paid shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary fully paid shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

	Consolidated	
	31/12/05 $	31/12/04 $
(d) Accumulated losses		
Balance at beginning of period – losses/(retained earnings)	516,535	11,962,869
Net loss/(profit) for the year	3,349,243	248,255
Adjustments for business combinations AASB 3 (i)	–	(11,694,589)
Balance at end of period – losses/(retained earnings)	3,865,778	516,535

(i) As a consequence applying AASB 3 to the business combination and reverse acquisition resulting from BMA Gold Limited acquiring Twin Hills Operations Pty Ltd in January 2004, equity balances have been adjusted to the fair value of BMA Gold Limited's net assets at the time of the acquisition. This revaluation has resulted in the above restatement of the Accumulated Losses of the consolidated entity.

(e) Share options

At balance date there were 4,600,000 (2004: 4,250,000) unissued shares in respect of which options were outstanding. Details as follows:

No. of options	Issue price of shares	Expiry date
750,000	20 cents	31 Oct 06
1,000,000	80 cents	09 Feb 06
500,000	20 cents	07 Jun 07
1,500,000	20 cents	17 Sep 07
250,000	33.15 cents	14 Jan 08
600,000	25.4 cents	18 Aug 08
4,600,000		

19. AUDITORS' REMUNERATION

The auditor of BMA Gold Limited is Ernst & Young.

	Consolidated	
	31/12/05 $	31/12/04 $
Amounts received or due and receivable by Ernst & Young for:		
An audit or review of the financial report of the entity and any other entity in the consolidated group	70,000	41,800
Other services in relation to the entity and any other entity in the consolidated group		
– Tax Compliance Services	62,243	36,736
	132,243	78,536

20. COMMITMENTS AND CONTINGENCIES

(a) Mining and Exploration Tenements

In order to maintain rights of tenure on mining and exploration tenements, the Company and the consolidated entity are required to outlay certain annual expenditures. The expenditure commitment is estimated at $265,000 (2004: $1,560,000). The expenditure commitments for the Queensland gold tenements have satisfied the expenditure requirements. With the other tenements, the Company intends to either farm out, sell or relinquish the tenements.

All commitments relate to the next 12 months.

(b) Termination Agreements

The economic entity has contingent liabilities in respect of termination benefits which may arise pursuant to service agreements entered into with executives and employees who take part in the management of the economic entity. The maximum amount of the contingent liability is dependent upon the circumstances in which the employment is terminated. Accordingly no provision has been made in the accounts as no executive has been terminated.

(c) Indigenous Land Use Agreement Termination Agreements

Twin Hills Operations Pty Limited (THO) has entered into an Indigenous Land Use Agreement with the Jangga People for mining of gold at Twin Hills. Under the terms of the agreement THO has paid the Jangga People $100,000 and will pay a further $100,000 per annum commencing upon the anniversary of the commissioning of the treatment plant. In addition, in respect of each six monthly period after the commissioning of the treatment plant, the Company will pay the Jangga People further amounts, if any, that exceed $50,000 calculated at the rate of 22% of the first $450,000 mineral royalty paid pursuant to Mineral Resources Regulation 1990 and 11% of mineral royalty paid pursuant to Mineral Regulations 1990 that exceed $450,000. Bursaries of $20,000 per annum to assist the education of children of members of the Jangga People will also be offered by THO.

(d) Superannuation Plans

The Company contributes to staff superannuation plans at the rate as required by the Superannuation Guarantee Legislation of 9%. These contributions are legally enforceable only where payable in terms of a ratified award obligation or under the Superannuation Guarantee Legislation.

When required, employee benefits are shown as provisions (refer note 16).

21. SHARE-BASED PAYMENT PLANS

Employee Option Plan

Share options are granted as incentive to senior executives and managers. The exercise price of the options is determined by the weighted average price 5 days prior to the option issue date.

The contractual life of each option granted is 3 to 5 years. There are no cash settlement alternatives.

Share Options on issue to senior executives and managers at 31 December 2005 are as follows:

Number of options	Number of vested options	Issue price of shares	Grant date	Expiry date
500,000	500,000	20 cents	07 Jun 04	07 Jun 07
1,500,000	750,000	20 cents	17 Sep 04	17 Sep 07
250,000	125,000	33.15 cents	14 Jan 05	14 Jan 08
600,000	–	25.4 cents	18 Aug 05	18 Aug 08
2,850,000	1,375,000			

Share-Based Payments

The fair value of the employee share options issued to senior executives and managers is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions on which the options were granted.

The expected volatility rate used in calculating the option values was 86% in 2005 and ranged between 95% and 104% in 2004.

The risk free rate used in calculating the option values ranged from 5.0% and 5.3% in 2005 and in 2004.

The valuation is recognised in the income statement as Share based payments expense and is disclosed at Note 4.

The transition to IFRS has required retrospective adjustment to the financial statements at the date of transition, and at 31 December 2004 for share based payments expenses in relation to options issued in previous financial years. Details of the adjustments are set out in Note 29.

22. DIRECTORS AND EXECUTIVE DISCLOSURES

This report presents the remuneration arrangements in place for directors and executives of BMA Gold Limited.

Remuneration philosophy

The performance of the company depends upon the calibre of its directors and executives.

The following principles are included in its remuneration framework to ensure maximum stakeholder benefits:

- Provide competitive remuneration package to attract and retain high calibre executives;
- Have portion of executive remuneration 'at risk', dependent upon meeting pre-determined service periods and performance benchmarks;
- Reassess the appropriateness of the nature and amount of executive emoluments periodically by reference to relevant employment market conditions.

Remuneration Committee

The Board of Directors, in conjunction with the Remuneration Committee, is responsible for determining and reviewing compensation arrangements for the executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level that provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on 27 May 2004 when shareholders approved aggregate remunerations of $250,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The Board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fee for being a director of the company.

Senior Management Remuneration

The Company is committed to remunerating its senior executives in a manner that is market competitive and consistent with best practice as well as supporting the interests of shareholders. The Company is not yet of a size that can provide the career and development opportunities that are available in larger resource companies yet it must attract particularly able people. The key mechanisms for this are performance bonuses and option plan participation.

Consequently, under the senior executive remuneration policy the remuneration of senior executives may be comprised of the following:

- fixed salary that is determined from a review of the market and reflects core performance requirements and expectations;
- a performance bonus designed to reward actual achievement by the individual of performance objectives and for materially improved Company performance;
- participation in the employee option scheme as approved by shareholders; and
- statutory superannuation.

By remunerating senior executives through performance and long-term incentive plans in addition to their fixed remuneration the Company aims to align the interests of senior executives with those of shareholders and increase Company performance. Refer to Note 22 of the accounts for the details of the amount of remuneration, including both monetary and non-monetary components, for each of the five highest-paid (non-Director) executives during the year (discounting accumulated entitlements).

Options granted during the year will only be of value to the recipient if the options are exercised while the share price of the Company is above the exercise price or the unlisted options are sold prior to expiry of the options.

Table 1: Directors' remuneration for the year ended 31 December 2005

		Salary and Fees	Post employment Super-annuation	Equity Options	Total	% perfor-mance related
J A Wall	2005	240,000	–	–	240,000	–
Executive Chairman	2004	165,210	–	–	165,210	–
W M OKeeffe	2005	28,000	2,520	–	30,520	–
Non-executive director	2004	25,880	2,160	–	28,040	–
B E Besley	2005	16,575	1,492	–	18,067	–
Non-executive director	2004	–	–	–	–	–
P Rees	2005	11,616	1,045	–	12,661	–
Non-executive director	2004	44,311	6,459	–	50,770	–
K Winters	2005	154,953	–	–	154,953	–
Executive director/ company secretary	2004	65,877	–	57,734	123,611	46.7%

Table 2: Remuneration of the 2 named executives who received the highest remuneration for the year ended 31 December 2005

		Salary and Fees	Post employment Super-annuation	Equity Options	Total	% perfor-mance related
P Gilligan	2005	298,265		25,838	324,103	8.0%
	2004	48,758		28,867	77,625	37.2%
S Playford	2005	209,167	18,825	–	227,992	–
	2004	33,462	3,012	57,734	94,208	61.3%

Table 3: Options granted as part of remuneration

	Grant date	Grant no.	Value per option at grant date	Value of options granted during the year	Value of options exercised during the year	Value of options lapsed during year	Total value of options grants, exercised and lapsed during year	% remune-ration consisting of options for the year
P Gilligan	14 Jan 05	5	25,838	25,838	–	–	25,838	8%
H Pearce	18 Aug 05	6	49,196	49,196	–	–	49,196	25%
M Gillespie	18 Aug 05	6	49,196	49,196	–	–	49,196	43%

For details on the valuation of the options, including models and assumptions used, please refer to Note 18. There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

Details of the nature and amount of each element of the emolument of each Director of the Company and each executive officer of the Company for the financial year are as follows:

During the year shareholders approved the grant of options to employees and senior officers. The assessed value of these options, using the Black-Scholes pricing model, was 11.55 cents for each option exercisable at 20 cents and expiring of 17 September 2007.

The elements of emoluments have been determined on the basis of the cost to the Company.

Executive Officers are those directly accountable and responsible for the operational management and strategic direction of the Company.

Emoluments of Directors and Executive Officers (other than options) are not related to the performance of the Company.

Administrative Services including rent amounting to $216,102 were provided by CBH Resources Limited to BMA Gold Limited at rates based on arms length transactions. CBH Resources Limited is a company of which JA Wall and RE Besley are Executive Chairman and Managing Director, respectively. There are no amounts outstanding.

23. RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Related parties of BMA Gold Limited fall into the following categories:

(a) Directors and Specified Executives

Disclosure relating to Directors and specified executives are set out in note 22.

(b) Ultimate Parent

BMA Gold Limited is the ultimate parent entity.

(c) Wholly-owned Group

The wholly-owned group consists of BMA Gold Limited, the ultimate parent entity, and those wholly owned controlled entities as set out in note 10. The consolidated financial statements include the financial statements of BMA Gold Limited and the subsidiaries set out in note 10.

BMA Gold Limited has provided interest free loans to Twin Hills Operations Pty Ltd of $23,666,221 (2004: $3,573,447).

24. EARNINGS/(LOSS) PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the calculations of basic and diluted earnings per share:

		Consolidated	
	Notes	**31/12/05**	**31/12/04**
Net profit/(loss) attributable to ordinary equity holders of the parent used in calculating basic and diluted earnings per share		(3,349,243)	(248,255)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (number)	Basic	166,800,049	98,848,729
Effect of dilutive securities – share options		–	–
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (number)	Diluted	166,800,049	98,848,729
Basic earnings/(loss) per share (cents)		(2.0)	(0.25)
Diluted earnings/(loss) per share (cents)		(2.0)	(0.25)

25. EVENTS SUBSEQUENT TO BALANCE DATE

On 22 February BMA Gold Limited announced it had agreement to place a total of 29.5 million ordinary, fully paid shares, each at an issue price of 28 cents, with brokers and financial institutions in Australia and the United Kingdom. Funds received from the placement of $8.26 million will be used for working capital to increase reserves and resources at the high grade Twin Hills Project through an accelerated exploration program.

On 28 February the Company dispatched documents to shareholders to implement a Share Purchase Plan which will entitle shareholders with registered addresses in Australia and New Zealand to subscribe for up to $5,000 in BMA Gold Limited shares at 28 cents per share. The Record Date for the Share Plan was Friday 24 February 2006. The closing date for the offer is 21 March 2006.

26. CASH AND CASH EQUIVALENTS

(a) Reconciliation of Cash

For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

	Consolidated	
	31/12/05 $	**31/12/04 $**
Cash at bank and in hand	2,141,020	1,869,706

Cash at bank earns interest at floating rates based on daily bank deposits.

(b) Reconciliation of net profit/(loss) after tax to net cash flows from operations

Net loss after tax	(3,349,243)	(248,255)
Adjustment for:		
Depreciation	2,618	1,314
Exploration and evaluation written off	138,601	331,717
Share based payments expense	25,838	157,547
Changes in assets and liabilities:		
(Increase)/decrease in receivables	406,815	–
(Increase)/decrease in prepayments and other current assets	(424,432)	105,388
(Increase)/decrease in deferred tax assets	(3,454,287)	(699,919)
(Decrease)/increase in provisions	(3,000)	447
(Decrease)/increase in accounts payable	50,619	105,025
Net cash used in operating activities	(6,606,471)	(246,736)

(c) Non-Cash Financing and Investing Activities

During the year there had been no non-cash financing and investing activities

(d) Financing Facilities Available

At balance date there were financing facilities available from the Company's bankers as outlined in note 17.

27. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans and short-term deposits.

The main purpose of these financial instruments is to invest surplus funds and to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group has a Treasury Policy in place to manage the Group's financial exposures to commodity prices, foreign exchange and

interest rates. No derivative transactions have been entered into. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Cash flow interest rate risk

There was little or no significant exposure to the risk of changes in market interest rates relates during the period as the current loan facility is short term and the amount drawn is on a floating rate basis.

Commodity price risk

The Group has exposure to the gold price in US dollars. The policy permits hedging up to 95% of inventory and up to 80% of 6 months forward exposure.

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group. The company has a refining agreement with AGR Matthey.

For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without approval of authorised officers.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain liquidity from investing surplus funds in short term bank deposits and from the financing facility.

28. FINANCIAL INSTRUMENTS

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing interest rates. The fair values of loan notes and other financial assets have been calculated using market interest rates.

	Carrying amount		Fair value	
	2005 $	2004 $	2005 $	2004 $
CONSOLIDATED FINANCIAL ASSETS				
Cash	2,141,020	1,869,706	2,141,020	1,869,706
Trade Receivables	276,645	363,036	276,645	363,036
	2,417,665	2,232,742	2,417,665	2,232,742
FINANCIAL LIABILITIES				
On balance sheet				
Trade payables	3,114,090	1,388,013	3,114,090	1,388,013
Interest-bearing loans and borrowings:				
Fixed rate borrowings	200,000	–	200,000	–
	3,314,090	1,388,013	3,314,090	1,388,013

*Includes an 8.25% secured loan carried at fair value.

Contingencies

The Company and certain controlled entities have potential financial liabilities that may arise from certain contingencies disclosed in note 20. As explained in that note, no material losses are anticipated in respect of any of those contingencies and the fair value disclosed above is the directors' estimate of amounts that would be payable by the Group as consideration of the assumption of those contingencies by another party.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

Year ended 31 December 2005	**<1year $**	**>1-<2 years $**	**>2-<3 years $**	**>3-<4 years $**	**>4-<5 years $**	**>5 years $**	**Total $**	**Weighted average effective interest rate %**
CONSOLIDATED FINANCIAL ASSETS								
Floating rate								
Cash assets								
– At call deposit	1,500,841	–	–	–	–	–	1,500,841	5.45%
– Other	640,179	–	–	–	–	–	640,179	4.67%
Total weighted average effective interest rate	5.32%	–	–	–	–	–		
FINANCIAL LIABILITIES								
Fixed rate								
Bank loan – $4,000,000 cash advance facility	(200,000)	–	–	–	–	–	(200,000)	8.25%
Weighted average effective interest rate	8.25%	–	–	–	–	–		

Year ended 31 December 2004	**<1year $**	**>1-<2 years $**	**>2-<3 years $**	**>3-<4 years $**	**>4-<5 years $**	**>5 years $**	**Total $**	**Weighted average effective interest rate %**
CONSOLIDATED FINANCIAL ASSETS								
Floating rate								
Cash assets	1,869,706	–	–	–	–	–	1,869,706	3.8%
Weighted average effective interest rate	3.8%	–	–	–	–	–		

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Group and Parent that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

29. TRANSITION TO AIFRS

For all periods up to and including the year ended 31 December 2004, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 31 December 2005 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2004 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 January 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.*

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 January 2004 and its previously published AGAAP financial statements for the year ended 31 December 2004.

Exemptions applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Group has taken the following exemptions:

- Comparative information for financial instruments is prepared in accordance with AGAAP and the company and group have adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.
- AASB3 *Business Combinations* has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before 1 January 2004.
- Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 July 2004.
- AASB 2 *Share-based Payment* has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

Restated Balance Sheet on adoption of AASB 132 and AASB 139

There are no material differences in the balance sheet on adoption of AASB 132 and AASB 139.

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at **1 January 2004**

	Notes	CONSOLIDATED Previous AGAAP 1 Jan 2004 $	Effects of transition to AIFRS $	AIFRS 1 Jan 2004 $
CURRENT ASSETS				
Cash assets		77,639	–	77,639
Receivables		122,836	–	122,836
TOTAL CURRENT ASSETS		**200,475**	**-**	**200,475**
NON-CURRENT ASSETS				
Receivables		20,000	–	20,000
Other Financial Assets		–	–	–
Deferred Exploration and Evaluation		700,000	–	700,000
Deferred Tax Asset	**A**	-	29,926	29,926
TOTAL NON-CURRENT ASSETS		**720,000**	**29,926**	**749,926**
TOTAL ASSETS		**920,475**	**29,926**	**950,401**
CURRENT LIABILITIES				
Payables		40,431	–	40,431
Provisions		2,553	–	2,553
TOTAL CURRENT LIABILITIES		**42,984**	**–**	**42,984**
TOTAL NON-CURRENT LIABILITIES		**-**	**–**	**–**
TOTAL LIABILITIES		**42,984**	**–**	**42,984**
NET ASSETS		**877,491**	**29,926**	**907,417**
EQUITY				
Contributed equity	**B**	12,510,533	–	12,510,533
Reserves		260,000	99,753	359,753
Retained profits/(losses)	**B, A**	(11,893,042)	(69,827)	(11,962,869)
TOTAL EQUITY		**877,491**	**29,926**	**907,417**

Restated Balance Sheet on adoption of AASB 132 and AASB 139

There are no material differences in the balance sheet on adoption of AASB 132 and AASB 139.

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at **31 December 2004**

	Notes	CONSOLIDATED Previous AGAAP 31 Dec 2004 $	Effects of transition to AIFRS $	AIFRS 31 Dec 2004 $
CURRENT ASSETS				
Cash assets		1,869,706	–	1,869,706
Receivables		363,036	–	363,036
TOTAL CURRENT ASSETS		**2,232,742**	**–**	**2,232,742**
NON-CURRENT ASSETS				
Property, plant and equipment		3,920	–	3,920
Receivables		15,500	–	15,500
Other Financial Assets		–	–	–
Deferred Exploration and Evaluation	**C**	12,306,985	(8,035,453)	4,271,532
Goodwill	**C**	–	3,648,006	3,648,006
Deferred Tax Asset	**A**	–	729,845	729,845
TOTAL NON-CURRENT ASSETS		**12,326,405**	**(3,657,602)**	**8,668,803**
TOTAL ASSETS		**14,559,147**	**(3,657,602)**	**10,901,545**
CURRENT LIABILITIES				
Payables		1,388,013	–	1,388,013
Provisions		3,000	–	3,000
TOTAL CURRENT LIABILITIES		**1,391,013**	**–**	**1,391,013**
TOTAL NON-CURRENT LIABILITIES		–	–	–
TOTAL LIABILITIES		**1,391,013**	**–**	**1,391,013**
NET ASSETS		**13,168,134**	**(3,657,602)**	**9,510,532**
EQUITY				
Contributed equity	**B, C**	25,591,803	(15,822,036)	9,769,767
Reserves	**B, C**	260,000	(2,700)	257,300
Retained profits/(losses)	**A, B, C**	(12,683,669)	12,167,134	(516,535)
TOTAL EQUITY		**13,168,134**	**(3,657,602)**	**9,510,532**

Restated Income Statement on adoption of AASB 132 and AASB 139

There are no material differences in the balance sheet on adoption of AASB 132 and AASB 139.

Income Statement for the year ended **31 December 2004**

	Notes	CONSOLIDATED Previous AGAAP 31 Dec 2004 $	Effects of transition to AIFRS $	AIFRS 31 Dec 2004 $
REVENUE FROM ACTIVITIES		672,065	–	672,065
EXPENSES FROM ACTIVITIES		(1,462,692)	–	(1,462,692)
Share based payments	B	–	(157,547)	(157,547)
LOSS FROM ACTIVITIES BEFORE INCOME TAX EXPENSE		**(790,627)**	**(157,547)**	**(948,174)**
INCOME TAX EXPENSE RELATING TO LOSS FROM ACTIVITIES	A	–	699,919	699,919
LOSS FROM ACTIVITIES ATTRIBUTABLE TO MEMBERS OF BMA GOLD LIMITED		**(790,627)**	**542,372**	**(248,255)**

Reference	Item	AGAAP	AIFRS	Impact
A	Income Tax	The income statement method was used, which involved tax-effecting only those items that impacted profit and loss	AASB 112 *Income Taxes* requires the balance sheet method to be used, which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. As a result of the above adjustments, the deferred tax liabilities and deferred tax assets increase as follows:	CONSOLIDATED *Equity at transition: Increase to Accumulated Losses $29,926* *Equity at 31 December 2004: Decrease to Accumulated Losses $1,579,121* *Profit for 31 December 2004: Increase to profit of $1,549,195*
B	Share-based payments	Share-based payments were not required to be expensed	AASB 2 *Share-based Payments* requires entities to recognise an expense to in relation to shares, options, and other equity instruments provided to employees (including directors)	CONSOLIDATED *Equity at transition:* Increase to Accumulated Losses and increase to employee equity benefits reserve of $99,753 net effect is zero
			These share-based payment transactions must be fair valued at grant date and recognised as an expense in profit or loss evenly over the vesting period.	*Equity at 31 December 2004:* Increase to Accumulated Losses and increase to employee equity benefits reserve of $257,300 net effect is zero.
			An adjustment was required to recognise share based payments granted after 7 November 2002 and vesting after 1 January 2005.	*Profit for 31 December 2004:* Decrease to profit of $157,547

Reference	Item	AGAAP	AIFRS	Impact
C	Business Combinations	**Business Combinations** AASB 3 requires that an acquirer be identified as the combining entity that gains control. In addition, AASB 3 requires that the Company recognise separately at the acquisition date, the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria. BMA Gold Limited has determined that the acquisition of Twin Hills Operations Pty Limited was in substance a reverse acquisition of BMA Gold Limited by Twin Hills Operations Pty Limited. Due to timing of this transaction the Company is unable to apply the AASB 1 exemption to AASB3. Retrospective application of AASB3 has resulted in the requirement to recognise the fair value all of the identifiable assets (including previously unrecognised intangibles), liabilities and contingent liabilities of BMA Gold Limited at the time of the transaction and a re-measure the consideration and goodwill and deferred exploration and evaluation costs. The value of exploration and evaluation costs (recognised on acquisition of Twin Hills Operations Pty Limited under current AGAAP) has been reduced by $8,035,453. In addition the excess of the cost of acquisition of BMA Gold Limited by Twin Hills Operations Pty Limited of $3,648,006 has been recorded as goodwill on acquisition. By applying the reverse acquisition requirements the consolidated entity will also record a lower value in the net assets of the Company by $4,387,447. The goodwill has not been amortised under the requirements of AASB3. The goodwill has been subject to annual impairment testing. Having considered the anticipated future cash flows from the Twin Hills Project, the Company has determined there is no impairment of goodwill and as a result none has been recorded in the comparative financial statements.	CONSOLIDATED *Equity at transition:* No effect. *Equity at 31 December 2004:* Decrease to Accumulated Losses $11,694,589, Decrease to Reserves $260,000, Decrease to Deferred Explorations & Evaluation costs $8,035,453 and Increase to Goodwill $3,648,006 *Profit for 31 December 2004:* No effect	PARENT *Equity of transition:* No effect. *Equity of 31 December 2004:* No effect *Profit for 31 December 2004:* No effect

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of BMA Gold Limited, I state that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with sections 295A of the Corporations Act 2001for the financial period ending 31 December 2005.

On behalf of the Board

J.A. Wall
Executive Chairman

Sydney, 16 March 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Independent audit report to members of BMA Gold Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BMA Gold Limited (the company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of BMA Gold Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of BMA Gold Limited and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Paul Flynn
Partner
Sydney
16 March 2006

1. ORDINARY SHARES

Pursuant to the Listing Requirements of Australian Stock Exchange Limited, the shareholder information set out below was applicable as at 10 March 2006.

(a) Distribution of Shareholders

Analysis of number of shareholders by size and holding:

Category of Shareholding			Number of Shareholders
1	–	1,000	70
1,001	–	5,000	497
5,001	–	10,000	489
10,001	–	100,000	1,354
100,001	–	and over	229
			2,639

There are 95 holders of ordinary shares each holding less than a marketable parcel, based on a share price of 30 cents.

(b) Top Twenty Shareholders

The twenty largest holders of ordinary fully paid shares are listed below:

Name	Number	%
Citicorp Nominees Pty Limited (CFS w/sale GBL res fund a/c)	26,081,241	11.5
Mr James Arthur Wall	13,785,900	6.1
ANZ Nominees Limited	10,843,686	4.8
William Michael O'Keeffe	9,203,922	4.1
Citicorp Nominees Pty Limited	8,435,009	3.7
Chenver Holdings Pty Ltd	7,346,756	3.2
Invia Custodian Pty Limited	6,285,000	2.8
Mr Malcom Block & Mrs Sally Block	5,803,922	2.6
National Nominees Limited	5,779,943	2.5
HSBC Custody Nominees	5,038,474	2.2
Westpac Custodian Nominees	4,871,429	2.1
RBC Dexia Investor Services	3,660,117	1.6
J P Morgan Nominees Australia	3,523,323	1.6
Fraserview Investment Limited	3,500,000	1.5
Irrawaddy Investments Pty Ltd	2,941,178	1.3
Cogent Nominees Pty Limited	2,222,927	1.0
Alan Menton	1,960,783	0.9
Sunbird	1,000,000	0.4
Balpina Pty Limited	1,000,000	0.4
Hooper Bailie Industries	1,000,000	0.4
Total	124,283,610	54.7
Remainder	103,393,240	45.3
Grand Total	**227,676,850**	**100.0**

(c) *Substantial Shareholders*

An extract of the Company's Register of Substantial Shareholders is set out below:

Name	Number (fully paid shares)	% (fully paid shares)
Commonwealth Bank of Australia and its subsidiaries	40,398,402	17.8
Mr James Arthur Wall	13,785,900	6.1

(d) *Voting Rights*

All ordinary fully paid shares carry one vote per share without restriction.

(e) *Escrowed Securities*

A total of 19,087,844 ordinary shares were subject to ASX escrow agreements until 19 January 2006.

In addition, a further 25,000,000 ordinary shares are the subject of voluntary escrow agreements. These agreements were subordinate to the ASX escrow requirements. The period of voluntary escrow will be until commencement of mining operations at Twin Hills.

2. SHARE OPTIONS

(a) 500,000 options exercisable at 20 cents expire at 31 October 2006.

(b) 500,000 options exercisable at 20 cents expire at 7 June 2007

(c) 1,500,000 options exercisable at 20 cents expire at 17 September 2007.

(d) 250,000 options exercisable at 33.15 cents expire at 14 January 2008.

(e) 600,000 options exercisable at 25.4 cents expire at 18 August 2008.

(f) 600,000 options exercisable at 33.2 cents expire at 31 December 2011.

3. SCHEDULE OF INTERESTS IN MINING TENEMENTS

Tenement Reference	Nature of Interest	Tenement Number
Gold – Queensland		
Twin Hills, Qld	100%	EPM 8693
	100%	ML 70316
Dingo Range, Qld	100%	EPM 4459
Willesby, Qld	100%	EPM 12012
Frankfield, Qld	100%	EPM 14585

REVIEWED RESULTS OF BMA FOR THE SIX MONTHS ENDED 30 JUNE 2008

These interim consolidated financial statements of BMA as at and for the six months period ended 30 June 2008 have been prepared by management of BMA. The auditors of BMA have reviewed these interim consolidated financial statements.

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 30 JUNE 2008

Your directors submit their report for the half-year ended 30 June 2008.

1. DIRECTORS

The names of the directors of the company in office at the date of this report or during the half-year are:

- William M O'Keeffe;
- Mark K Wheatley; and
- Kenneth J Winters.

All directors, unless otherwise stated, held their position as a director throughout the entire half-year and up to the date of this report.

2. REVIEW AND RESULTS OF OPERATIONS

During the June 2008 half-year, BMA Gold Limited ("BMA" or the "Company") completed air core drilling and geophysical programmes at its Twin Hills properties in Central Queensland with positive results. The Company also lodged an $875,000 Entitlement Issue Prospectus with the ASX in June 2008 together with a Notice of General Meeting that was held on 4 August 2008 to approve the placement of $216,000 of shares to Directors and senior management.

An air core drilling program was completed in March and was successful in identifying new areas of coincident, anomalous gold and arsenic assay results to the south of the 309 deposit and to the west of Lone Sister. Such anomalism can be associated with the presence of underlying gold mineralised structures that may be assessed with deeper drilling.

The Induced Polarization (IP) electrical geophysical programme completed in May covering a 5km by 2.5km area around the 309 gold deposit has clearly identified alteration associated with 309 and two strongly anomalous zones that may indicate the presence of new centres of alteration and mineralisation in close proximity to 309. In addition, a new zone of anomalism was identified 2km to the north of 309 coincident with a strong magnetic feature. Two of these new areas have had no drilling and there has been limited drilling at the third. All three areas will be followed up with RC drilling as a priority.

During the half year, the Company's land position was rationalised with only key EPM sub-block areas being retained, thereby reducing rents and expenditure commitments on areas considered less prospective. The exploration of the Company will focus on the immediate northern extension of the Twin Hills structural corridor and mine area which includes the IP targets discussed above, the corridor between the 309 deposit and Lone Sister extending south onto EPM 4459 and the southern section of EPM 12012 and EPM 14585 where a RAB programme is required to test areas of interest that are under shallow cover.

Management continues to progress its search for new projects and opportunities that would provide a material uplift for its shareholders and this process is on-going. Directors are encouraged by the quality of opportunities currently under consideration.

Exploration expenditure during the period of approximately $395,000 for the air core and geophysical programmes was capitalised. The cash balance of approximately $983,000 at June 30 2008 increased after balance date by approximately $723,000 with completion of the aforementioned Entitlements Issue to shareholders and placement of shares to Directors and senior management. The funds raised will allow the Company to continue to actively progress its exploration and project generation activities.

INCOME STATEMENT
FOR THE HALF-YEAR ENDED 30 JUNE 2008

		Consolidated	
	Notes	30/06/2008 $	30/06/2007 $
Sale of goods		–	3,679,530
Rendering of services		–	6,276
Total revenue		–	3,685,806
Cost of sales		–	(5,991,802)
Gross profit		–	(2,305,996)
Finance revenue	3(i)	59,462	24,924
Other income	3(ii)	–	50,000
Exploration and development expenses	3(iii)	–	(1,196,102)
Administrative expenses	3(iv)	(340,709)	(2,092,706)
Costs of voluntary administration		(2,595)	(1,344,143)
Other expenses	3(v)	(571,850)	(808,019)
Finance costs	3(vi)	(9,522)	(201,545)
Loss before income tax		(865,214)	(7,873,587)
Income tax credit		–	–
Loss after income tax		(865,214)	(7,873,587)
Loss attributable to members of the parent		(865,214)	(7,873,587)
Basic and diluted loss per share (cents)		(0.20)	(3.77)

The following additional information is the responsibility of the directors of BMA.

	30/06/08 $	31/12/07 $
Earnings attributable to ordinary shareholders	(865,214)	(9,138,977)
Plus IFRS 3 Impairment of Goodwill	–	–
Less IFRS 5 Gain on sale of Plant and Equipment	–	(143,172)
Plus IFRS 6 Exploration Impairment	–	812,119
Plus IAS 16 Impairment of PP&E	–	–
Headline Earnings	(865,214)	(8,470,030)
Weighted Average Number of Shares	437,800,559	249,911,861
Headline Earning per Share (cents per share)	(0.20)	(3.39)

BALANCE SHEET
AS AT 30 JUNE 2008

		Consolidated	
	Notes	30/06/2008 $	30/06/2007 $
Current Assets			
Cash	4	983,206	1,787,879
Prepayments		42,956	47,492
Receivables		63,102	127,965
Other current assets		31,216	-
Total Current Assets		1,120,480	1,963,336
Non-Current Assets			
Receivables		174,237	157,128
Property, Plant and Equipment		113,995	137,985
Exploration, Evaluation and Development	5	1,894,736	1,500,000
Deferred Tax Asset		25,698	31,412
Total Non-Current Assets		2,208,666	1,826,525
Total Assets		3,329,146	3,789,861
Current Liabilities			
Payables		281,887	238,671
Provisions		7,820	17,586
Total Current Liabilities		289,707	256,257
Non-Current Liabilities			
Provisions		175,478	166,850
Deferred Tax Liabilities		25,698	31,412
Total Non-Current Liabilities		201,176	198,262
Total Liabilities		490,883	454,519
Net Assets		2,838,263	3,335,342
Equity			
Contributed Equity	9	46,449,033	46,448,813
Reserves		3,619,637	3,251,722
Accumulated Losses		(47,230,407)	(46,365,193)
Total Equity		2,838,263	3,335,342

CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 30 JUNE 2008

	Consolidated	
	30/06/2008 $	30/06/2007 $
Cash flows from operating activities		
Receipts from customers	–	4,065,552
Payments to suppliers and employees	(501,581)	(4,771,395)
Payments in relation to voluntary administration	(71,813)	(1,344,143)
Interest Received	56,643	24,924
Net cash flows used in operating activities	(516,751)	(2,025,062)
Cash flows from investing activities		
Purchase of property, plant and equipment	(4,990)	–
Payments for exploration, evaluation and development	(265,975)	(812,119)
Refund of performance bonds	–	10,000
Payment of deposit on rental property	(17,109)	–
Proceeds from sale of plant and equipment	–	3,883,687
Net cash flows from/(used in) investing activities	(288,074)	3,081,568
Cash flows from financing facilities		
Proceeds from issue of shares and options	152	–
Repayment of borrowings	–	(4,200,000)
Net cash flows from/(used in) financing activities	152	(4,200,000)
Net decrease in cash held	(804,673)	(3,143,494)
Cash at the beginning of the reporting period	1,787,879	3,606,598
Cash and cash equivalents at the end of the period	983,206	463,104

STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 30 JUNE 2008

	Consolidated			
	Ordinary Shares $	*Reserves* $	*Accumulated Losses* $	*Total* $
At 1 January 2008	46,448,813	3,251,722	(46,365,193)	3,335,342
Income/(expense) for the period recognised directly in equity	–	–	–	–
Loss for the period	–	–	(865,214)	(865,214)
Total income/(expense) for the period	–	–	(865,214)	(865,214)
Exercise of options	220	(68)	–	152
Share-based payment	–	367,983	–	367,983
At 30 June 2008	46,449,033	3,619,637	(47,230,407)	2,838,263
At 1 January 2007	43,044,736	926,442	(37,226,216)	6,744,962
Income/(expense) for the period recognised directly in equity	–	–	–	–
Loss for the period	–	–	(7,873,587)	(7,873,587)
Total income/(expense) for the period	–	–	(7,873,587)	(7,873,587)
Share-based payment	–	304,739	–	304,739
At 30 June 2007	43,044,736	1,231,181	(45,099,803)	(823,886)

1. CORPORATE INFORMATION

The financial report of BMA Gold Limited (the Company) for the half-year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 27 August 2008. BMA Gold Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Securities Exchange.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of BMA Gold Limited as at 31 December 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by BMA Gold Limited and its controlled entities during the half-year ended 30 June 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including *AASB 134 Interim Financial Reporting* and other mandatory professional reporting requirements. The half-year financial report has been prepared on a historical cost basis.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

With the exception of the changes in accounting policy noted below, the half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 December 2007.

(c) Changes in accounting policy

Since 1 January 2008 the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2008. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- AASB 2007-04 *Amendments to Australian Accounting Standards arising from ED51 and Other Amendments (AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 and 1038)*

(d) Basis of consolidation

The half-year consolidated financial statements comprise the financial statements of BMA Gold Limited and its subsidiaries as at 30 June 2008 ('the Group').

(e) Going concern basis

The financial report has been prepared on a going concern basis. As at the date of this financial report, the directors conclude that the consolidated entity is a going concern and able to pay its debts as they fall due and realise their assets in the ordinary course of business.

The Company is currently undertaking an exploration programme funded from existing cash reserves. Additional new funding may be required at some time in the future to fund any extension of the exploration programme and company overheads. Accordingly, the future ability of the consolidated entity to pay its debts as and when they fall due may be dependent on the injection of additional financing.

	Consolidated	
	30/06/2008 $	30/06/2007 $
3. REVENUE, INCOME AND EXPENSES		
(i) Breakdown of finance revenue		
Bank interest received	59,462	24,924
Total finance revenue	59,462	24,924
(ii) Other income		
Sale of unused consumables	–	50,000
Total other income	–	50,000
(iii) Exploration and development expenses		
Amortisation of development costs	–	(383,983)
Exploration and development impairment	–	(812,119)
Total exploration and development expenses	–	(1,196,102)
(iv) Administrative expenses		
Salaries and employee benefits expenses	(171,130)	(1,700,689)
Consultants expense and management services	–	(37,418)
ASX fees and share register costs	(40,092)	(22,409)
Audit fees and tax compliance charges	(39,820)	(60,206)
Director and Company secretarial fees	(31,837)	(81,380)
Investor relations	(2,595)	(4,312)
Insurance	(26,256)	(155,379)
Depreciation expense	(28,979)	(30,713)
Total administrative expenses	(340,709)	(2,092,506)
(v) Other expenses		
Travel and accommodation	(6,442)	(97,387)
Share-based payments	(367,983)	(304,739)
Operating expenses	(197,425)	(405,893)
Total other expenses	(571,850)	(808,019)
(vi) Finance costs		
Interest expense, bank loans and overdrafts	(9,522)	(201,545)
Total finance costs	(9,522)	(201,545)

	Consolidated	
	30/06/2008 $	30/06/2007 $

4. CASH AND CASH EQUIVALENTS

For the purpose of the half-year cash flow statement, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand	2,792	67,452
Short-term deposits	980,414	1,720,427
	983,206	1,787,879

5. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS

Twin Hills Project – at cost	1,894,736	1,500,000
Reconciliation		
Carrying amount at the beginning of the period	1,500,000	2,083,983
Expenditure incurred in the period	394,736	812,119
Reclassification as available for sale assets	–	(200,000)
Amortisation of development costs	–	(383,983)
Exploration and development impairment	–	(812,119)
Carrying amount at the end of the period	1,894,736	1,500,000

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas of interest. Exploration activities incurred during the period have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and exploration activity on the Twin Hills project is continuing.

6. CURTAILED OPERATIONS

(a) Details of curtailed operations and assets held for sale

On 29 January 2007, the Board of Directors announced the suspension of Twin Hills mining and milling operations, subsequent to an ASX announcement on 16 January 2007 pronouncing a material downgrade in resources.

Accessible economic ore was extracted and processed generating cash to partially fund the mine and mill closures. The mine was decommissioned in March 2007 and the gold treatment plant was subsequently placed on care and maintenance. Surplus mining assets were sold for $4.2m including the major items of mining equipment and the Rishton Treatment Plant for $3.85m.

The sale of the Rishton Treatment Plant was completed on 5 July 2007 and as at 30 June 2007 the Treatment Plant was classified as assets held for sale.

On 29 November 2007, The Administrators discharged the company's Twin Hills Operations subsidiary from voluntary administration allowing the company's securities to resume trading on the ASX on 3 December 2007.

(b) Financial performance of curtailed operations and assets held for sale

The results of the curtailed operations for the half year are presented below:

	Consolidated	
	30/06/2008 $	**30/06/2007 $**
Sale of goods	–	3,679,530
Rendering of services	–	6,276
Total revenue	–	3,685,806
Cost of sales	–	(5,991,802)
Gross profit	–	(2,305,996)
Other income	–	50,000
Exploration and development expenses	–	(746,102)
Administrative expenses	–	(1,668,214)
Costs of Voluntary Administration	(2,595)	(1,344,143)
Other expenses	–	(473,299)
Finance costs	–	(550)
Loss from curtailed operations before income tax	(2,595)	(6,488,304)
Income tax expense	–	–
Loss from curtailed operations after income tax	(2,595)	(6,488,304)

7. CONTINGENT LIABILITIES AND COMMITMENTS

(i) Mining and Exploration Tenements

In order to maintain rights of tenure on mining and exploration tenements, the Company and the consolidated entity are required to outlay certain annual expenditures. The expenditure commitment is estimated at $150,000 (2007: $265,000). The expenditure commitments for the Queensland gold tenements have satisfied the expenditure requirements. All commitments relate to the next 12 months.

(ii) Termination Agreements

The economic entity has contingent liabilities in respect of termination benefits which may arise pursuant to service agreements entered into with executives and employees who take part in the management of the economic entity. The maximum amount of the contingent liability is dependent upon the circumstances in which the employment is terminated. Accordingly no provision has been made in the accounts as no executive has been terminated.

(iii) Superannuation Plans

The Company contributes to staff superannuation plans at the rate as required by the Superannuation Guarantee Legislation of 9%. These contributions are legally enforceable only where payable in terms of a ratified award obligation or under the Superannuation Guarantee Legislation.

(iv) Indigenous Land Use Agreement Termination Agreements (ILUA)

By an agreement dated 24 May 2003 between Colin McLennan, James Gaston, Paul Butterworth, Thomas Brown, Tyrone Tiers, Dorothy Hustler and Marie McLennan (Native Title Parties) and the Company, the Native Title Parties have agreed to allow the grant of Mining Lease 70316 over part of EPM 8693, and also agreed to allow the exploration and mining for gold and silver on EPM 8693, EPM 4459 and part of EPMA 12012. The Company has obligations to inform its workers of the interests of the Jangga people in the area the subject of the tenements, to provide work opportunities to the Jangga people, to report activities to the Jangga people, to respect various sites and to pay financial consideration to the Jangga people. The financial consideration comprises:

(a) payment in the 2004 year of $100,000 on the registration of the ILUA with the National Native Title Tribunal under the Native Title Act 1993 (Cth), which payment represents an advance payment of the payments referred to in paragraph (b) below;

(b) the payment of a minimum annual payment of $100,000 (paid quarterly) on the commencement of and thereafter during mining operations;

(c) the payment of an additional amount above $100,000 when the payment of royalties to the State of Queensland exceeds the minimum threshold;

(d) payment of a per diem amount where Twin Hills consults with representatives of the Jangga people; and

(e) the provision of an annual bursary once treatment operations have commenced.

Each of the above amounts is to be adjusted for inflation.

Pursuant to its terms, the ILUA associated payments were suspended upon the cessation of mining activities effective 1 April 2007, but may be reactivated if mining were to recommence.

(v) Plutonic Operations Limited

Twin Hills Operations Pty Limited has granted Plutonic Operations Limited a call option to acquire a 68% interest in any gold deposit other than Lone Sister or the 309 Deposit, containing a Mineral Resource of greater than 1 million ounces of gold (classified and reported in accordance with the JORC Code), discovered within the Twin Hills mining tenements for the consideration of 250% of amounts directly spent on exploration. The terms of the purchase entitles Plutonic Operations Limited to receive a royalty at the rate of 2.5% of all fine gold produced from the tenement.

8. RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated. Related parties of BMA Gold Limited fall into the following categories:

(a) Ultimate Parent

BMA Gold Limited is the ultimate parent entity.

(b) Wholly-owned Group

The wholly-owned group consists of BMA Gold Limited, the ultimate parent entity, and the wholly owned controlled entities, Twin Hills Operations Pty Limited and Australian Silicon Operations. The consolidated financial statements include the financial statements of BMA Gold Limited and its subsidiaries.

BMA Gold Limited has provided interest free loans to Twin Hills Operations Pty Limited of $37,619,700 (2007: $35,360,917).

	Consolidated	
	30/06/2008	30/06/2007
9. CONTRIBUTED EQUITY		
Ordinary Shares – see below	46,449,033	46,448,813
	46,449,033	46,448,813

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

	Shares	$
Movement in ordinary shares on issue		
At 1 January 2008	437,800,559	46,448,813
Issued on 8 January 2008 for cash on exercise of options	4	–
Issued on 29 January 2008 for cash on exercise of options	3,000	109
Issued on 19 June 2008 for cash on exercise of options	3,052	111
At 30 June 2008	437,806,615	46,449,033

For details of events subsequent to balance date affecting Contributed Equity refer to Note 11.

10. SEGMENT INFORMATION

The company operates in one business segment, namely mineral exploration and mining and in one geographic segment, being Australia. The company considers the business segment to be its primary business segment.

11. EVENTS SUBSEQUENT TO BALANCE DATE

Entitlement Issue

On 10 June 2008 the Company's shareholders were invited to participate in a non-renounceable entitlement issue on the basis of 1 new share for every 8 shares held at an issue price of 1.6 cents per share. Upon closure of this Entitlement Issue on 16 July, shareholders had subscribed to approximately 20 million shares raising approximately $320,000. Subsequent to the closure of the Entitlement Issue, directors placed a further 11.7 million shares to raise an additional $187,000, resulting in total proceeds of approximately $507,000 from the Entitlement Issue and placement of shortfall.

Placement of Shares to Directors and Employees

Coincident with the Entitlement Issue, the Company also announced there would be a placement to Directors and employees at the same issue price of 1.6 cents per share, subject to shareholder approval. This approval was obtained at a shareholders meeting held on 4 August 2008, with the placement raising an additional $216,000 from the issue of 13,500,000 new shares on 11 August 2008.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of BMA Gold Limited, I state that:

(a) In the opinion of directors:

(b) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (i) give a true and fair view of the financial position as at 30 June 2008 and the performance for the half-year ended on that date of the consolidated entity; and

   (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulation 2001; and

(c) subject to the company being able to source additional financing, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

M K Wheatley
Managing Director and Chief Executive Officer

Dated: 28 August 2008
Sydney, NSW

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

To the members of BMA Gold Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of BMA Gold Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at 30 June 2008 or from time to time during the half year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of BMA Gold Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of BMA Gold Limited is not in accordance with the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to the following matter. As a result of the matters disclosed in Note 2 (e) Going Concern Basis, there is significant uncertainty whether the Company will be able to continue as a going concern, and therefore whether it will be able to realise its assets and extinguish its liabilities in the normal course of business at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded amounts, or to the amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Ernst & Young

Ernst & Young

Paul Flynn

Paul Flynn
Partner
Sydney
28 August 2008

UNAUDITED *PRO FORMA* BALANCE SHEET AND INCOME STATEMENT OF BMA FOR THE SIX MONTHS ENDED 30 JUNE 2008

The unaudited *pro forma* income statement and balance sheet of BMA for the six months ended 30 June 2008 are provided below and have been prepared for illustrative purposes only to reflect the *pro forma* results of BMA after the implementation of the agreement with Trinity and thereafter the scheme and the replacement of the Aflease convertible bonds with BMA convertible bonds. Because of their nature, the unaudited *pro forma* income statement and balance sheet may not give a fair reflection of BMA's financial position, changes in equity, results of operations or cash flows. The Aflease directors and the BMA directors are of the opinion that the combined entity is a going concern and have applied the going concern principle in the preparation of the *pro forma* financial information. The unaudited *pro forma* income statement and balance sheet are the responsibility of the Aflease directors and the BMA directors.

Two sets of *pro forma* financial information are provided below based on the minimum 30 million and the potential maximum 75 million Aflease shares to be issued in terms of the agreement with Trinity as described in paragraph 7.2 of this pre-listing statement.

The independent reporting accountants' assurance report on the unaudited *pro forma* income statement and balance sheet for the six months ended 30 June 2008 is set out in Annexure 6 to this document.

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 30 million Aflease shares in terms of the agreement with Trinity, as described in paragraph 7.2 of this pre-listing statement.

Unaudited *pro forma* balance sheet at 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
ASSETS									
Non-current assets									
Property, plant and equipment Mine development costs and mine plant facilities	320,476	–	320,476	869	–	869	–	–	321,345
Undeveloped properties	110,645	–	110,645	–	–	–	19,020	–	129,665
Asset retirement fund	7,033	–	7,033	–	–	–	–	–	7,033
Restricted cash	1,774	–	1,774	1,326	–	1,326	–	–	3,100
Amounts due from related parties	268	–	268	–	–	–	–	–	268
Exploration, evaluation and development	–	–	–	14,444	(14,444)	–	–	–	–
Deferred tax asset	–	–	–	191	–	191	–	–	191
	440,196	**–**	**440,196**	**16,830**	**(14,444)**	**2,386**	**19,020**	**–**	**461,602**
Current assets									
Cash and cash equivalents	471,984	(100)	471,884	7,492	4,748	12,240	(36,800)	–	447,324
Receivables and prepayments	21,835	–	21,835	808	–	808	–	–	22,643
Investments held for sale	–	39,000	39,000	–	–	–	–	–	39,000
Inventories	289	–	289	–	–	–	–	–	289
Other current assets	–	–	–	236	–	236	–	–	236
	494,108	**38,900**	**533,008**	**8,536**	**4,748**	**13,284**	**(36,800)**	**–**	**509,492**
Total assets	**934,304**	**38,900**	**973,204**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**–**	**971,094**
SHAREHOLDERS' EQUITY									
Share capital and share premium	360,533	38,900	399,433	354,032	4,748	358,780	(339,214)	–	418,999
Contributed surplus	10,644	–	10,644	27,584	–	27,584	(27,584)	–	10,644
Accumulated deficit	(146,423)	–	(146,423)	(359,985)	(14,444)	(374,429)	344,629	(90,000)	(266,223)
	224,754	**38,900**	**263,654**	**21,631**	**(9,696)**	**11,935**	**(22,169)**	**(90,000)**	**163,420**
LIABILITIES									
Non-current liabilities									
Financial liabilities designated at fair value	620,902	–	620,902	–	–	–	–	90,000	710,902
Amounts owing to related parties	935	–	935	–	–	–	–	–	935
Asset retirement obligation	7,551	–	7,551	1,334	–	1,334	–	–	8,885
Deferred taxation	31,411	–	31,411	191	–	191	4,389	–	35,991
	660,799	**–**	**660,799**	**1,525**	**–**	**1,525**	**4,389**	**90,000**	**756,713**
Current liabilities									
Accounts payable and accrued liabilities	41,745	–	41,745	2,149	–	2,149	–	–	43,894
Taxation payable	4,245	–	4,245	–	–	–	–	–	4,245
Provisions	2,761	–	2,761	61	–	61	–	–	2,822
	48,751	**–**	**48,751**	**2,210**	**–**	**2,210**	**–**	**–**	**50,961**
Total shareholders' equity and liabilities	**934,304**	**38,900**	**973,204**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**–**	**971,094**
Net asset value ("NAV")	224,754	38,900	263,654	21,631	(9,696)	11,935	(22,169)		163,420
Tangible net asset value ("TNAV")	224,754	38,900	263,654	21,631	(9,696)	11,935	(22,169)		163,420
Total number of shares	524,457,006	30,000,000	554,457,006	437,806,615	(413,655,909)	24,150,706	554,457,006		578,607,712
NAV/share (cents)	42.85		47.55	4.94		49.42			28.24
TNAV/share (cents)	42.85		47.55	4.94		49.42			28.24

Unaudited *pro forma* income statement for the six months ended 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
Revenue	–	–	–	–	–	–	–	–	–
Cost of sales	–	–	–	–	–	–	–	–	–
Gross loss	–	–	–	–	–	–	–	–	–
Sundry income	–	–	–	–	–	–	–	–	–
General and administrative expenditure	(9,091)	–	(9,091)	(3,877)	–	(3,877)	–	–	(12,968)
Share options expensed	(4,070)	–	(4,070)	(2,613)	–	(2,613)	–	–	(6,683)
Exploration and pre-feasibility expenditure	(13,073)	–	(13,073)	–	(2,805)	(2,805)	–	–	(15,878)
Transaction costs	–	–	–	–	–	–	(29,800)	–	(29,800)
Fair value adjustment on financial liability	684	–	684	–	–	–	–	(90,000)	(89,316)
Operating loss	**(25,550)**	**–**	**(25,550)**	**(6,490)**	**(2,805)**	**(9,295)**	**(29,800)**	**(90,000)**	**(154,645)**
Interest received	33,229	–	33,229	419	–	419	(1,840)	–	31,808
Interest paid	(25,073)	–	(25,073)	(71)	–	(71)	–	–	(25,144)
Loss before income taxes	**(17,394)**	**–**	**(17,394)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,640)**	**(90,000)**	**(147,981)**
Taxation	(2,353)	–	(2,353)	–	–	–	515	–	(1,838)
Net loss	**(19,747)**	**–**	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Headline earnings adjustments	–	–	–	–	–	–	–	–	–
Headline loss	**(19,747)**	**–**	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Weighted average number of shares	524,186,173	30,000,000	554,186,173	437,803,269	(413,652,730)	24,150,539	554,457,006	–	578,607,545
Loss per share									
– Basic (cents)	(3.77)		(3.56)	(1.40)		(37.05)			(25.89)
– Headline (cents)	(3.77)		(3.56)	(1.40)		(37.05)			(25.89)

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 75 million Aflease shares in terms of the agreement with Trinity.

Unaudited *pro forma* balance sheet at 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
ASSETS									
Non-current assets									
Property, plant and equipment Mine development costs and mine plant facilities	320,476	-	320,476	869	-	869	-	-	321,345
Undeveloped properties	110,645	-	110,645	-	-	-	19,020	-	129,665
Asset retirement fund	7,033	-	7,033	-	-	-	-	-	7,033
Restricted cash	1,774	-	1,774	1,326	-	1,326	-	-	3,100
Amounts due from related parties	268	-	268	-	-	-	-	-	268
Exploration, evaluation and development	-	-	-	14,444	(14,444)	-	-	-	-
Deferred tax asset	-	-	-	191	-	191	-	-	191
	440,196	**-**	**440,196**	**16,830**	**(14,444)**	**2,386**	**19,020**	**-**	**461,602**
Current assets									
Cash and cash equivalents	471,984	(100)	471,884	7,492	4,748	12,240	(36,800)	-	447,324
Receivables and prepayments	21,835	-	21,835	808	-	808	-	-	22,643
Investments held for sale	-	88,500	88,500	-	-	-	-	-	88,500
Inventories	289	-	289	-	-	-	-	-	289
Other current assets	-	-	-	236	-	236	-	-	236
	494,108	**88,400**	**582,508**	**8,536**	**4,748**	**13,284**	**(36,800)**	**-**	**558,992**
Total assets	**934,304**	**88,400**	**1,022,704**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**1,020,594**
SHAREHOLDERS' EQUITY									
Share capital and share premium	360,533	88,400	448,933	354,032	4,748	358,780	(339,214)	-	468,499
Contributed surplus	10,644	-	10,644	27,584	-	27,584	(27,584)	-	10,644
Accumulated deficit	(146,423)	-	(146,423)	(359,985)	(14,444)	(374,429)	344,629	(90,000)	(266,223)
	224,754	**88,400**	**313,154**	**21,631**	**(9,696)**	**11,935**	**(22,169)**	**(90,000)**	**212,920**
LIABILITIES									
Non-current liabilities									
Financial liabilities designated at fair value	620,902	-	620,902	-	-	-	-	90,000	710,902
Amounts owing to related parties	935	-	935	-	-	-	-	-	935
Asset retirement obligation	7,551	-	7,551	1,334	-	1,334	-	-	8,885
Deferred taxation	31,411	-	31,411	191	-	191	4,389	-	35,991
	660,799	**-**	**660,799**	**1,525**	**-**	**1,525**	**4,389**	**90,000**	**756,713**
Current liabilities									
Accounts payable and accrued liabilities	41,745	-	41,745	2,149	-	2,149	-	-	43,894
Taxation payable	4,245	-	4,245	-	-	-	-	-	4,245
Provisions	2,761	-	2,761	61	-	61	-	-	2,822
	48,751	**-**	**48,751**	**2,210**	**-**	**2,210**	**-**	**-**	**50,961**
Total shareholders' equity and liabilities	**934,304**	**88,400**	**1,022,704**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**1,020,594**
Net asset value ("NAV")	224,754	88,400	313,154	21,631	(9,696)	11,935	(22,169)		212,920
Tangible net asset value ("TNAV")	224,754	88,400	313,154	21,631	(9,696)	11,935	(22,169)		212,920
Total number of shares	524,457,006	75,000,000	599,457,006	437,806,615	(413,655,909)	24,150,706	599,457,006		623,607,712
NAV/share (cents)	42.85		52.24	4.94		49.42			34.14
TNAV/share (cents)	42.85		52.24	4.94		49.42			34.14

Unaudited *pro forma* income statement for the six months ended 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
Revenue	–	–	–	–	–	–	–	–	–
Cost of sales	–	–	–	–	–	–	–	–	–
Gross loss	–	–	–	–	–	–	–	–	–
Sundry income	–	–	–	–	–	–	–	–	–
General and administrative expenditure	(9,091)	–	(9,091)	(3,877)	–	(3,877)	–	–	(12,968)
Share options expensed	(4,070)	–	(4,070)	(2,613)	–	(2,613)	–	–	(6,683)
Exploration and pre-feasibility expenditure	(13,073)	–	(13,073)	–	(2,805)	(2,805)	–	–	(15,878)
Transaction costs	–	–	–	–	–	–	(29,800)	–	(29,800)
Fair value adjustment on financial liability	684	–	684	–	–	–	–	(90,000)	(89,316)
Operating loss	**(25,550)**	–	**(25,550)**	**(6,490)**	**(2,805)**	**(9,295)**	**(29,800)**	**(90,000)**	**(154,645)**
Interest received	33,229	–	33,229	419	–	419	(1,840)	–	31,808
Interest paid	(25,073)	–	(25,073)	(71)	–	(71)	–	–	(25,144)
Loss before income taxes	**(17,394)**	–	**(17,394)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,640)**	**(90,000)**	**(147,981)**
Taxation	(2,353)	–	(2,353)	–	–	–	515	–	(1,838)
Net loss	**(19,747)**	–	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Headline earnings adjustments	–	–	–	–	–	–	–	–	–
Headline loss	**(19,747)**	–	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Weighted average number of shares	524,186,173	75,000,000	599,186,173	437,803,269	(413,652,730)	24,150,539	599,457,006	–	623,607,545
Loss per share									
– Basic (cents)	(3.77)		(3.30)	(1.40)		(37.05)			(24.02)
– Headline (cents)	(3.77)		(3.30)	(1.40)		(37.05)			(24.02)

Notes

1. The *pro forma* balance sheet and income statement are based on the accounting policies adopted by Aflease, which are in accordance with International Financial Reporting Standards. It is assumed that all changes and transactions described below are effective on:
   - 1 January 2008 for purposes of preparing the *pro forma* income statement and the financial information on earnings per share and headline earnings per share.
   - 30 June 2008 for purposes of preparing the *pro forma* balance sheet and the financial information on net asset value per share and tangible net asset value per share.
2. The "Aflease" column has been extracted from the published unaudited financial information of Aflease for the six months ended 30 June 2008.
3. The "Aflease adjustment" column reflects the impact of significant corporate action within Aflease after 30 June 2008 but prior to the implementation of the scheme, as follows:
   - The issue of 30 million Aflease shares at R1.30 per share, reflected in the first set of financial information above, and the potential issue of a further 45 million Aflease shares at an assumed R1,10 per share, reflected in the second set of financial information above, to Trinity as described in paragraph 7.2 of this pre-listing statement. Transaction costs of R100,000 are set off against share capital. The assumed issue price of the further 45 million Aflease shares is based on the market value of Aflease shares as at 24 November 2008.
   - It is assumed that the Randgold shares are held for sale at fair value and that no fair value changes occur after initial recognition.
4. The "BMA" column has been extracted from the published unaudited financial information of BMA for the six months ended 30 June 2008. Amounts have been converted from Australian Dollar to Rand at the following assumed exchange rates:
   - Income statement: R7.10: AUD1.
   - Balance sheet: R7.62: AUD1.

5. The "BMA adjustment" column reflects the impact of significant corporate action within BMA and an accounting policy change after 30 June 2008 but prior to the implementation of the scheme, as follows:
   - An entitlement issue and share options exercised totalling 45,207,511 BMA shares resulting in cash inflow of R4.7 million after costs. The costs are set off against share capital. No interest benefit on net cash raised is assumed in the income statement as cash raised will be used to fund normal operating requirements.
   - Following the implementation of the above changes, a consolidation of BMA shares resulting in the reduction of BMA shares in the ratio 20:1. Associated costs are assumed to be part of the transaction costs associated with the scheme.
   - Historically BMA has elected to capitalise exploration costs in terms of AIFRS. Historically Aflease has elected to expense exploration costs. The Aflease accounting treatment will be elected post the scheme and the capitalised exploration costs in BMA are therefore expensed, resulting in a reduction in the 30 June 2008 carrying value of the BMA asset of R14.4 million and an expense of R2.8 million for the period ended 30 June 2008.
6. The "Combination adjustments" column reflects the impact of the business combination as proposed in the scheme. IFRS 3 Revised: Business Combinations is effective for the financial year ending 31 December 2010 but earlier adoption is permitted. BMA will elect to early adopt IFRS 3 Revised: Business Combinations. The following is assumed and takes into consideration the accounting principles relating to reverse acquisitions in terms of IFRS 3 Revised: Business Combinations:
   - Aflease assets, liabilities and shareholders' equity are carried forward into BMA at their historic values.
   - The issue of a minimum of 554,457,006 BMA shares and a maximum of 599,457,006 BMA shares in a 1:1 ratio to Aflease shares.
   - The deemed acquisition value of BMA is R26.6 million. This value is based on the number of issued shares in BMA before the scheme, the relative number scheme shares and the market capitalisation of Aflease prior to the scheme based on the Aflease share price of R1.10 as at 24 November 2008. The actual deemed acquisition value of BMA will be based on the market value of the Aflease shares which would have had to be issued to give the BMA shareholders the same percentage equity interest in the combined entity that results from the reverse acquisition at the acquisition date.
   - The BMA acquisition value less the value of BMA assets and liabilities amounts to R14.6 million and is allocated to undeveloped properties. It is assumed that the historic book value of BMA assets and liabilities reflect their fair value, except for capitalised exploration costs, which is assumed not to be capitalised in BMA in the future (refer note 5 above). A formal purchase price allocation assessment has not yet been performed. Based on a preliminary assessment, the R14.6 million (before deferred tax thereon) is allocated to mineral resources, which will be amortised over the life of mine, once mining commences. The asset for mineral resources is assumed to be carried at full value within undeveloped properties as mining has not yet commenced. The fair value of the consideration transferred and the fair value of the identifiable assets acquired and the liabilities assumed in terms of IFRS 3 Revised: Business Combinations will need to be determined at the acquisition date. This will impact the eventual fair value and nature of identified assets, intangible assets and the value of the resulting goodwill, if any, as applicable. These assets will be subject to normal impairment testing.
   - A deferred tax liability of R4.4 million on the mineral resources is calculated at the Australian company tax rate and is added to the undeveloped properties.
   - Transaction costs amount to R36.8 million and are non recurring. Costs associated with the issue of shares of R7 million are set off against share capital while other transaction costs are expensed in terms of IFRS 3 Revised: Business Combinations. The interest impact on cash outflows is assumed at 10 percent before tax.
   - Charges for IFRS 2: Share-based Payments, are assumed to be the same as reported. Charges for IFRS 2: Share-based Payments, will have to be calculated as at reporting dates.
7. The convertible bonds in Aflease will be replaced with convertible bonds in BMA with adjustments to certain terms and conditions. The fair value of the convertible bonds will have to be recalculated at the effective date of the transaction. A fair value adjustment, which will increase the carrying value of the liability, is assumed at R90 million based on preliminary calculations and is charged to the income statement. While fair value adjustments are accounted on an ongoing basis, the nature of this charge to the income statement is non recurring as it relates directly to the replacement of the convertible bonds. The convertible bonds will need to be fair valued at each reporting date and any movement will be charged or released through the income statement. For purposes of the presentation of the *pro forma* earnings, no fair value movement has been assumed during the financial period. Refer additional comment on the fair value adjustment to the convertible bonds in note 9 below.
8. The "BMA after" column reflects the *pro forma* consolidated results for the enlarged BMA group. The number of shares at 30 June 2008 and the weighted average number of shares for the period then ended are for the BMA legal entity after the scheme. Effectively one previous share in Aflease is equivalent to one BMA share per the "BMA after" column.
9. The trading update for Aflease dated 26 November 2008 refers to market movements after 30 June 2008 to date which have resulted in the fair value of the convertible bonds liability reducing subsequent to the 30 June 2008 reporting date. While not a consequence of the scheme, the current market movements are taken into consideration by the directors of Aflease in their renegotiation of the terms for the replacement of the convertible bonds. Preliminary valuations of the bonds indicate that, currently, the R90 million fair value charge, as described in note 7 above, is absorbed by the positive fair value adjustments arising as a consequence of the current market conditions. The net impact of these adjustments on the fair value of the convertible bond liability may therefore result in a significantly different carrying value of the convertible bond liability at the effective date of the scheme, compared to the liability assumed in the *pro forma* financial information. On the assumption that the market related fair value adjustments to the convertible bonds result in a set-off of the R90 million impact of the renegotiation of the terms, the *pro forma* net asset value per share would have been 43.80 cents to 48.58 cents and the *pro forma* earnings per share would have been (10.34 cents) to (9.59 cents). Fair value changes will be determined at the effective date of the transaction.

10. Other:

- The South African Institute of Chartered Accountants (SAICA) issued Circular 8/2007 (the Circular) at the request of the JSE Limited (JSE). The Circular provides detailed rules for the calculation of headline earnings as required by the JSE Listings Requirements and requires disclosure of a reconciliation of headline earnings to the earnings numbers used in the calculation of basic earnings per share in accordance with the requirements of IAS 33: Earnings per Share. Disclosure of headline earnings is not a requirement of IFRS.
- Diluted earnings per share are anti-dilutive.

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT OF PWC ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF BMA AND ON THE UNAUDITED *PRO FORMA* BALANCE SHEET AND INCOME STATEMENT OF BMA FOR THE SIX MONTHS ENDED 30 JUNE 2008

"The Directors
BMA Gold Limited
Level 3, 100 Mount Street
North Sydney
NSW
2060
Australia

8 December 2008

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT

BMA Gold Limited ("BMA") has proposed a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973 (Act 61 of 1973), between Aflease Gold Limited ("Aflease") and the ordinary shareholders of Aflease (the "Scheme"). Following the conclusion of the Scheme, BMA proposes to list on the JSE Limited (the "JSE").

We have performed our limited assurance engagement in respect of the unaudited *pro forma* income statement and balance sheet and the unaudited *pro forma* financial information of BMA set out in paragraph 17 of the Detailed Pre-listing Information and Annexure 5 (together "the *pro forma* financial information") of the pre-listing statement of BMA, to be dated on or about 19 December 2008 to be issued in connection with the listing of BMA on the JSE Limited (the "Pre-listing Statement"). The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Listings Requirements, for illustrative purposes only, to provide information about BMA, had the corporate action been undertaken at the date of the *pro forma* balance sheet being reported on or at the start of the reporting period of the *pro forma* income statement being reported on.

Directors' responsibility

The directors of BMA are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the Pre-listing Statement and the directors of Aflease and BMA for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies to be adopted by BMA; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements. Their responsibility also includes the consideration of the going concern principle in the assessment of the *pro forma* adjustments.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the Pre-listing Statement. We conducted our assurance engagement in accordance with ISAE 3000: International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by The South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies to be adopted by BMA, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors and management of the companies in respect of the corporate action.

In arriving at our conclusion, we have relied upon financial information prepared by the directors and management of Aflease and BMA, the information presented by the directors and management to support the going concern principle as at 30 June 2008 and other information from various public, financial and industry sources. We have considered the appropriateness of the application of the going concern principle as at 30 June 2008.

While our work performed has involved an analysis of the historical published financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing* or *International Standards on Review Engagements* and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies to be adopted by BMA;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the Sections 8.17 and 8.30 of the JSE Listings Requirements.

PriceWaterhouseCoopers Inc
H P Odendaal
Director
Registered Auditor
Johannesburg"

COMPETENT PERSON'S REPORT ON THE ASSETS OF AFLEASE IN SUPPORT OF THE PROPOSED ACQUISITION OF AFLEASE BY BMA AND THE DUAL LISTING OF BMA ON THE JSE

Report prepared for

Aflease Gold Limited
and
BMA Gold Limited

Report No. 395294

October 2008

SRK Consulting
Engineers and Scientists

Competent Person's Report on the assets of Aflease Gold Limited in support of the proposed acquisition of Aflease Gold Limited by BMA Gold Limited and the dual listing of BMA Gold Limited on the JSE Limited

Aflease Gold Limited

SRK Project Number 395294

265 Oxford Road
Illovo
2196
South Africa

PO Box 55291
Northlands
2116
South Africa

Tel: (011) 441-1111
Fax: (011) 441-1016

heyc@srk.co.za

October 2008

Compiled by:

Collin Hey

Consultant

Reviewed by:

H W Waldeck

Partner

EXECUTIVE SUMMARY

Summary of Principal Objectives

This Competent Person's Report ("CPR") covers Modder East and Sub Nigel gold mines as well as all of Aflease's exploration sites. Mining, geology, infrastructure, environmental, hydrology and processing were reviewed in order to identify any potential risks. Also, included in the CPR is a review of the gold assets of BMA Gold Limited.

This CPR also provides support for the acquisition of Aflease Gold Limited by BMA Gold Limited and the dual listing of BMA Gold Limited on the JSE Limited.

Summary of Gold Assets

Aflease

The Aflease assets consist of two mining operations and 11 exploration project areas. The mining operations are Modder East Gold Mine which is currently under construction; and Sub Nigel Gold Mine which is in the feasibility phase of development.

There are nine exploration projects in South Africa and one in Namibia and Mozambique. The location and summary of the assets are shown in Figure 1 and Table 1, respectively.

BMA Gold

The BMA Gold assets consists of four exploration areas and one mining licence. The mining operation was the 309 Mine, however, mining ceased in April 2007. The location and summary of the assets are shown in Figure 2 and Table 2, respectively.


NATIONAL ETOSHA GAME RESERVE
Kamanjab
Etendeka Project
15 0 15km
SCALE
ANGOLA
ZAMBIA
NAMIBIA
BOTSWANA
SOUTH AFRICA
Modder East Project
New Kleinfontein/
Turnbridge Project
Spaarwater Project
Ventersburg Project
20 0 20 km
SCALE
SRK Consulting
Engineers and Scientists
Aflease Gold -
Locality Plan of Gold Assets
FIGURE
1

Figure 1: Aflease: Locality Plan of Gold Assets


147 E
148 E
TOWNSVILLE
Charters Towers
Twin Hills Project
21 S
MACKAY
22 S
Clermont
23 S
N
0
100 km
Emerald
SRK Consulting
Engineers and Scientists
BMA Gold
Locality of Assets
Figure 2

Figure 2: BMA Gold: Locality Plan of Gold Assets

Aflease

A summary of the regulatory status of the Aflease gold assets are shown in Table 1.

Table 1: Regulatory Status of the Aflease Gold Assets

Holder	Project	Type	DME Reference	Mining Title Number	Date Granted	Period of Right	Hectares
Aflease Gold	Sub Nigel 1	ML	GP (28) MR	Pending	15 Jul 2008	30 years	3013,3142
Aflease Gold	Sub Nigel 4 & 5	PR	GP (45) PR	50/2006 PR	28 Oct 2005	5 years	2643,3942
Aflease Gold	Sub Nigel 6	PR	GP (142) PR	236/2006 PR	1 Jun 2006	5 years	3860,5435
Aflease Gold	Sub Nigel 8	PR	GP(260) PR	Pending	29 May 2007	5 years	6540,7174
Aflease Gold	Ventersburg 1	PR	FS (24) PR	Pending	15 Nov 2006	5 years	9757,8000
Aflease Gold	Ventersburg 2	PR	FS (477) PR	235/2008	16 Apr 2008	5 years	2842.0614
Aflease Gold	Bothaville	PR	FS (482) PR	Pending	16 Apr 2008	5 years	8514,1025
NKGM	Turnbridge	PR	GP (31) PR	361/2006 PR	1 Jun 2006	5 years	1315,4880
NKGM	Holfontein	PR	GP (139) PR	239/2006 PR	1 Jun 2006	5 years	2180,5
NKGM	Modder East	ML	ML 15/2004	N/A	30 Apr 2004	5 years	3263,7643
NKGM	Modder East	MP	GP (98) MP	N/A	10 Apr 2008	2 years	1,5
Etendeka	Etendeka – Namibia	EPL	EPL 3377	N/A	13 Dec 2005	3 years	65 685
Noble Trade	Tulo	MC	MC 557C	N/A	28/03/2006	25 years	21760

Save that it is recorded that Aflease was notified in July 2008 by HSBC Trustee (C.I.) Limited of Jersey (the "Trustee") that Aflease is alleged to be in breach of the terms and conditions of convertible bonds issued by Aflease to the Trustee, which is disputed by Aflease. The Aflease board is not aware of any disputes, or any pending, legal or arbitration proceedings which have had, in the 12 months preceding the date of this document, or which may have a material impact on the financial position of the Aflease group and not provided for in the audited financial statements of the Aflease group for the financial year ended 31 December 2007 or the interim results for the six months ended 30 June 2008

BMA Gold

A summary of the regulatory status of the BMA Gold gold assets are shown in Table 2.

Table 2: Status of BMA Gold Gold Assets

Tenement	Registered Holder	Status	Grant Date	Expiry Date	Tenement Area	Native Title Process Category
EPM 4459	Twin Hills Operations Pty Ltd	Granted	23/10/1986	22/10/2009	6 sub-blocks	ILUA
EPM 8693		Granted	06/03/1992	05/03/2009	16 sub-blocks	ILUA
EPM 12012		Granted	06/04/2004	05/04/2009	10 sub-blocks	ILUA
EPM 14585		Granted	07/04/2005	06/04/2009	13 sub-blocks	Expedited procedures grant
ML 70316		Granted	16/12/2004	31/12/2019	731.1 Ha	ILUA

Aflease

The five properties Modder East, UC Prospect (Tribute), New Kleinfontein, Turnbridge and Holfontein are located in the East Rand Basin, which forms part of the north-east quadrant of the Witwatersrand Basin. The geological structure of the basin is relatively uncomplicated, and it has a much smaller effect on mining operations than in other areas of the Witwatersrand Basin. The major economically exploited horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs, and the Main Reef. The Kimberley Reefs consist of a number of discrete quartz-pebble conglomerate units. The major conglomerates that have been exploited in this zone are the UK3, UK9a or May Reef, UK9b, UK9c, MK2 and MK1.

The A Reef and the Leader Reef are the targets reefs in the Ventersburg Project. The reefs lie within the Turffontein and Johannesburg Subgroups, respectively, in the Central Rand Group.

The Bothaville Project is located between the Klerksdorp goldfield and the Free State goldfield. The project area covers a shallow horst bounded by two major faults, the Taljaard's Dam Fault to the north and the Concord Fault to the south. Aflease has done no physical work on the project, but drilling is planned from 2009 onwards.

BMA

The Twin Hills tenements are located within the Drummond Basis of Central Queensland. This basin hosts a number of epithermal gold-silver deposits and occurrences including the Pajingo mine. Fault splays of the prospective north to northwest striking Saint Ann's Fault Zone cut through the northern tenements. To the east of the fault zone lies the unconformable contact between older Early Palaeozoic Anakie Metamorphic Group (Anakie Inlier) and the younger Late Devonian to Early Carboniferous volcanic, volcaniclastic and sedimentary Drummond Basin sequences. There also exists open north-northwest trending folds within the Drummond Basin which SRK considers may play a role in the mineralisation controls in the region.

Aflease

Table 3 shows the estimated exploration budget for the various projects for the next three years.

Table 3: Aflease Three-Year Exploration Budget

PROJECTS	2009	2010	2011	Total
Ventersburg	16 258 160	16 901 575	19 451 985	52 611 720
Bothaville	4 310 580	4 310 580	4 310 580	12 931 740
Etendeka	3 354 640	3 500 000	0	6 854 640
Tulo	18 876 400	6 022 633	5 093 600	29 992 633
Sub Nigel 1, 2, 3	3 416 600	2 483 216	0	5 899 816
NK/Turnbridge	50 000	0	0	50 000
Sub Nigel 4, 5, 6, 8	0	1 500 000	3 000 000	4 500 000
Other Projects – SA	2 000 000	6 000 000	4 000 000	12 000 000
Other Projects – Africa	0	6 000 000	10 000 000	16 000 000
Rights Applications	50 000	100 000	100 000	250 000
Miscellaneous	100 000	100 000	100 000	300 000
Total	48 416 380	46 918 004	46 056 165	141 390 549

Aflease has estimated the budget for its exploration programme, over the next three years, will be ZAR 141.4 million.

BMA Gold

BMA Gold has identified five main exploration targets in the Twin Hills area which would form the focus of ongoing exploration activity. These targets consist of:

- Targets marginal to and within the interpreted pull-apart basin that is believed to control the currently identified mineralisation within a 500 m radius of the 309 deposit.
- The southerly extension of the main structural and geochemical corridor between 309 and Lone Sister, and in particular 2 000 m of strike length of the corridor which is covered by black soil plains.
- Other potential 309 style targets which may lie beneath the Centipede and Micro Wave Tower West sinter deposits which are also located in the northern tenement blocks.
- Potential east-west oriented dilation zones in the Lone Sister West and Lone Sister South areas.
- Potential grass roots targets in the largely unexplored southern tenement block.

BMA estimate that based on the current pace of exploration an expenditure of between AUD 1 – 2 million per annum over three years may be required to assess all of the current targets.

Environmental Issues

Aflease

The Modder East Gold Mine is under constructions, however, the following key environmental issues have been identified:

- Water Management – surface, groundwater and water usage;
- Acid Rock Drainage – run-off from tailings and rock dumps;
- Social and Labour Plan; and
- Closure.

The above issues have been addressed in the Environmental Management Plan which has been approved by the Department of Minerals and Energy.

Each of the exploration project areas are covered by an approved Environmental Management Plan.

BMA Gold

Following the closure of the 309 Mine a revised Plan of Operations was lodged with the Queensland Environmental Protection Agency (EPA). This plan consists of a two-year mine care and maintenance and exploration plan to August 2009. The care and maintenance element of the plan largely relates to the maintenance of the surface facilities as opposed to the underground workings which are now partially flooded. BMA have stated that it is their intention to roll this plan over for another two years at which time it will be reviewed based on the results of exploration at that time.

The EPA currently holds a financial assurance of AUD 138 353 which is intended to provide a provision for the complete closure and rehabilitation of the operation.

Aflease

The Mineral Resource statement for all the assets of Aflease is shown in Table 4.

Table 4: Aflease – Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Indicated	Modder East	28.83	2.84	2.63
	New Kleinfontein and Turnbridge	0	0	0
	Spaarwater	2.98	3.21	0.308
	Ventersburg Project	0	0	0
Total Indicated		**31.81**	**2.87**	**2.94**
Inferred	Modder East	14.98	2.16	1.04
	New Kleinfontein and Turnbridge	4.27	6.00	0.83
	Spaarwater	2.393	4.89	0.38
	Ventersburg Project	30.39	4.76	4.64
Total Inferred		**52.033**	**4.12**	**6.89**

The total Indicated Resource for all the assets of Aflease is 31,81 million tons at a grade of 2,87 g/t giving a gold content of 2,94 million ounces.

It should be noted that a NI43-101 compliant Inferred Resources for Sub Nigel 6 of 5,26 million ounces from 48,25 million tons at a gold grade of 3,39 g/t was estimated and signed off by Charles Muller, a Competent Person, of Minxcon. This Inferred Resource has been reviewed by SRK but not audited and, therefore, has been excluded from the Resource Statement for the gold assets of Aflease.

BMA Gold

The Mineral Resource Statement for BMA Gold is shown in Table 5.

Table 5: BMA – Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Measured	309	–	–	–
	Lone Sister	0,080	10.3	0,026
Total Measured		**0,080**	**10.3**	**0,026**
Indicated	309	0,250	8,2	0,066
	Lone Sister	0,220	4.7	0,033
Total Indicated		**0,470**	**6,56**	**0,099**
Total Measured and Indicated		**0,550**	**7,11**	**0,125**
Inferred	309	0,180	9,9	0,058
	Lone Sister	0,100	3.6	0,012
Total Inferred		**0,280**	**7,65**	**0,070**

The total Measured and Indicated Resource for the assets of BMA is 0,55 million tons at a grade of 7.11 g/t giving a gold content of 0,125 million ounces.

The consolidated Mineral Resource Statement for Aflease and BMA is shown in Table 6.

Table 6: Consolidated Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Measured	BMA	0.08	10.3	0.026
	Aflease	–	–	–
Total Measured		**0.08**	**10.3**	**0.026**
Indicated	BMA	0.47	6.56	0.099
	Aflease	31.81	2.87	2.94
Total Indicated		**32.28**	**2.93**	**3.03**
Total Measure and Indicated		32.36	2.95	3.06
Inferred	BMA	0.28	7.65	0.07
	Aflease	52.033	4.12	6.89
Total Inferred		52.313	4.14	6.96

The total Measured and Indicated for the consolidated Mineral Resource Statement is 32,36 million tons at a grade of 2,95 g/t giving a gold content of 3,06 million ounces.

Risks and opportunities have been covered in Section 9 of this Competent Person's Report.

This Executive Summary has been prepared under the direction of the Competent Person and is a true reflection of the key areas covered in the main body of this Competent Person's Report. The Competent Person in this case, is the Competent Person with overall responsibility for reporting of Mineral Reserves and the compilation of this CPR is Collin Hey, PrEng (ECSA), FSAIMM, AMMMASA, MSc (Eng), MDP, who was an associate consultant of SRK at the time of writing.

Evaluation Summary

The summary valuation for Aflease is based on an aggregation of the following:

- Net Asset Value for Modder East and Sub Nigel as represented by the Net Present Values determined in Section 10.5;
- Valuation of the Ventersburg exploration property as discussed in Section 10.6;
- Unallocated corporate expenses valued on the basis of a DCF approach for the projected LoM plans; and
- Balance sheet adjustments to account for debt and cash position at 30 June 2008.

The summary equity valuation for Aflease, which excludes any impact of Secondary Taxation on Companies (STC), is presented in Table 7.

Table 7: Aflease – Summary Equity Valuation at 1 July 2008

	Asset/adjustment	Unit	Base Case ZAR 7,80 = USD 1,00
Gold Assets	Modder East	(Rm)	1 385,0
	Sub-Nigel	(Rm)	25,0
	Ventersburg Project	(Rm)	170,5
	New Kleinfontein and Turnbridge	(Rm)	29,8
Total Asset Valuation		**(Rm)**	**1 610,3**
Adjustments	Unallocated Corporate Expenses [(1)]	(Rm)	(119)
	Environmental Liabilities [(2)]	(Rm)	(21)
	Exploration Expenditure [(3)]	(Rm)	(122)
	Net (debt)/cash at 1 July 2008 [(4)]	(Rm)	472
Equity Value		**(Rm)**	**1 820,7**
Shares in issue (millions) [(5)]			**525**
DCF Value per share (R) – Aflease		**(R/share)**	**3,47**

(1) Unallocated corporate expenses (general and administrative, head office and other costs that cannot be allocated by activity) for LoM, discounted at 10,5% real DCF.

(2) The environmental liabilities applicable at 1 July 2008.

(3) Refer to Table 3.2 for undiscounted *planned* exploration expenditure.

(4) Net debt/cash position as supplied by Aflease as at 30 June 2008.

(5) Aflease advised SRK that the number of shares in issue as at 1 July 2008 was 524 782 006.

A major contributing factor to the success of the project is that it is well progressed and much of the large equipment including the mill and large trucks are on site already.

The base mining cost of ZAR 204/ton milled for Modder East and an additional processing cost ZAR 40/ton is considered realistic. These costs may vary 20% either way and are subject to inflationary pressure caused by increasing fuel, cement, labour, food and electricity costs. The major capital has been expended, so there is very little risk of a significant overrun.

SRK's financial model has closely confirmed the cash flows, NPVs and IRRs as estimated by Aflease. The margin at Modder East is high, and the project is insensitive to large variations in gold price, CAPEX, OPEX, grade and plant recovery.

Concluding Remarks

In considering the valuation derived herein, SRK notes the sensitivity of Aflease to both macro-economic and commodity price forecasts.

Non-achievement of the forecast gold prices will have a significant effect on the valuation of Aflease, notwithstanding the benefits derived from a weakening Rand against the US dollar.

The views expressed by SRK in this CPR have been based on the fundamental assumption that the required management resources and proactive management skills to access adequate capital necessary to achieve the targets as set out in the LoM plans for the Modder East and Sub Nigel Mines.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations and/or exploration of the gold assets. The LoM plans for Modder East and Sub Nigel, as provided to and taken in good faith by SRK, have been reviewed in detail for appropriateness, reasonableness and viability. Where material differences were found, they were discussed with Aflease and adjusted where considered appropriate. SRK considers that the resulting TEPs are based on sound reasoning, engineering judgement and technically achievable plans, within the context of the risks associated with the South African mining industry.

CONTENTS

TABLE OF TABLES

TABLE OF FIGURES

COMPLIANCE CHECKLIST REFERENCING JSE LISTINGS REQUIREMENTS

Reference to Section 12 General/Exploration Companies	Report Section
12.9(a)	1.3
12.9(b)	1.3
12.9(c)	N/A
12.9(d)	This Table and in the margin of this CPR
12.9(e)	
12.9(f)	10.2.2
12.9(g))	4.3.2
12.9(h)(i)	Executive Summary
12.9(h)(ii)	Executive Summary
12.9(h)(iii)	Executive Summary
12.9(h)(iv)	Executive Summary
12.9(h)(v)	Executive Summary
12.9(h)(vi)	Executive Summary
12.9(h)(vii)	Executive Summary
12.9(h)(viii)	Executive Summary
12.9(h)(ix)	Executive Summary
12.9(h)(x)	Executive Summary
12.9(h)(xi)	Executive Summary
12.9(h)(xii)	Executive Summary

SRK Consulting
Engineers and Scientists

SRK House
265 Oxford Road, Illovo
Johannesburg 2196

P O Box 55291
Northlands 2116
South Africa

e-Mail: johannesburg@srk.co.za
URL: http://www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax:+27 (0) 11 880 8086

October 2008

395294

A COMPETENT PERSON'S REPORT ON THE ASSETS OF AFLEASE GOLD LIMITED IN SUPPORT OF THE PROPOSED ACQUISITION OF AFLEASE GOLD LIMITED BY BMA GOLD LIMITED AND THE LISTING OF BMA GOLD LIMITED ON THE JSE LIMITED

---

1. AFLEASE – INTRODUCTION

1.1 Background

SRK Consulting (South Africa) (Pty) Limited ("SRK") has been commissioned by the directors of Aflease Gold Limited ("Aflease") to prepare a Competent Person's Report ("CPR") on Aflease's mining and exploration assets to support the acquisition of Aflease Gold Limited by BMA Gold Limited ("BMA") and the dual listing by BMA on the JSE Limited ("JSE").

Aflease's mining and exploration assets (gold assets) are made up of:

- A 100% interest in New Kleinfontein Mining Company Limited ("NKMC"), a public but unlisted company, which in turn holds a 100% in New Kleinfontein Goldmine (Pty) Ltd ("NKGM"). NKGM will be the operator of the Modder East Gold Project ("Modder East") situated on the East Rand. NKGM has the mineral rights to the Modder East, Holfontein, New Kleinfontein and Turnbridge Gold Projects;
- Through its interest in NKMC, a 100% interest in New Kleinfontein Gold Claims (Pty) Ltd ("NKGC"), which has the mineral rights to the area known as UC Prospecting, which is adjacent to Modder East and forms part of the Modder East Project;
- A 100% interest in the Sub Nigel Mining area which includes the defunct Sub Nigel Mine and Spaarwater Mine, and portions of the gold prospects known as West Vlakfontein and West Spaarwater, situated on the East Rand (collectively termed "Sub-Nigel"). A 100% interest in the Ventersburg Project Area ("Ventersburg Project") situated in the Free State Goldfields;

SRK Consulting
Engineers and Scientists

CESA

Partners JCJ Boshoff, MJ Braune, JM Brown, CD Dalgliesh, JR Dixon, DM Duthe, T Hart, PR Labrum, DJ Mahlangu, RRW McNeill, HAC Meintjes, BJ Middleton, MJ Morris, GP Murray, GP Nel, VS Reddy, PN Rosewarne, PE Schmidt, PJ Shepherd, VM Simposya, AA Smithen, PJ Terbrugge, KM Uderstadt, DJ Venter, HG Waldeck, A Wood
Directors AJ Barrett, JR Dixon, DJ Mahlangu, BJ Middleton, MJ Morris, PE Schmidt, PJ Terbrugge
Associates AN Birtles, BM Engelsman, R Gardner, DJD Gibson, WC Joughin, SA McDonald, WA Naismith, M Ristic, JJ Slabbert, D Visser, ML Wertz
Consultants AC Burger, *BSc (Hons)*; IS Cameron-Clarke, *PrSci Nat, MSc*; JAC Cowan, JH de Beer, *PrSci Nat, MSc*; GA Jones, *PrEng, PhD*; TR Stacey, *PrEng, DSc*; OKH Steffen, *PrEng, PhD*; RJ Stuart, *PrTech Eng, GDE*; DW Warwick, *PrSci Nat, BSc (Hons)*
SRK Consulting (South Africa) (Pty) Ltd Reg No 1995.012890.07

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- A 100% interest in the Holfontein Gold Project ("Holfontein");
- A 100% interest in Etendeka Prospecting and Mining Company (Pty) Ltd ("Etendeka"), a company incorporated in the Republic of Namibia. Etendeka is involved in the exploration, evaluation and development of mineral properties in Namibia and is funded by Aflease; and
- A 100% interest in the Tulo Gold Project ("Tulo") in Mozambique.

1.2 Compliance

This CPR has been prepared under the direction of the Competent Person (the "CP") who assumes the overall professional responsibility for the document. The report, however, is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views express herein. Consequently, all references to SRK mean the CP and *vice versa.*

This CPR has been prepared in accordance with the requirements of Chapter 12 of the JSE Listings Requirements. The Mineral Resources and Reserve estimates presented in this CPR have been reported according to the SAMREC Code compiled by the South African Mineral Committee.

The valuation of the Material Assets uses a combination of discounted cash flow ("DCF"), *in situ* gold and exploration multipliers according to the SAMVAL Code, which has been compiled under the auspices of the South African Mineral Committee. The SAMVAL Code incorporates the principles of CIMVal Code (Canadian Institute of Mining, Metallurgy and Petroleum), the Valmin Code (Australian Institute of Mining and Metallurgy) and the International Standards Committee, and is consistent with international reporting practices.

This CPR has complied with all the requirements of Section 12.9 of the JSE Listings Requirements, except for certain points as indicated in the compliance checklist, which were not applicable.

1.3 Effective Date

The effective date (the "Effective Date") of this CPR and the information on which it is based is deemed to be 1 November 2008.

To the best of the knowledge of SRK, there have been no material changes to Aflease since the Effective Date.

Where pertinent, data has been updated since the Effective Date and prior to 20 November 2008.

1.4 Verification, Validation and Reliance

In compliance with the SAMREC Code 2007, this CPR has been prepared under the direction of the Competent Person ("CP"), who assumes overall professional responsibility for the document. The CPR, however, is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently, with respect to all references to the CP and SRK, all references to SRK mean the CP and *vice versa*.

This CPR is dependent upon technical, financial and legal input. SRK has reviewed the technical information as provided by Aflease. SRK has conducted:

- A review and assessment of all material technical issues likely to influence the estimation of Mineral Resources for the Gold Assets;
- A review of mine-development study documentation and subsequent addenda on the Modder East property compiled in January 2004, March 2005 and February 2006;
- A review of the Feasibility Study compiled on the Modder East Project in May 2006;
- A review of scoping study documentation with respect to the Sub Nigel and Ventersburg Projects completed in June 2004;
- A review of exploration work and revisions to Mineral Resource estimates up to December 2005;
- A discussion and enquiry following access to key personnel based at the Gold Assets and Aflease corporate office;
- A review and sign-off of the estimates and classification of the Mineral Resources and Mineral Reserves for the Gold Assets as declared by Aflease at 3 January 2006;
- An examination of historical information and results made available by Aflease in respect of the Gold Assets;

- Inspections of Modder East Mine underground and Ventersburg exploration sites during August and September 2008;
- A review of Modder East Life of Mine Plan by Turgis in July 2008; and
- A Sub Nigel Pre-feasibility Study, completed in July 2007.

SRK has performed all necessary validation and verification of the information provided by Aflease in order to place an appropriate level of reliance on such information. SRK considers that with respect to all material technical-economic matters, it has undertaken sufficient investigations, both in terms of level of investigation and level of disclosure.

1.4.1 Technical Reliance

SRK places reliance on Aflease's CPs that all technical information provided to SRK at the time of writing is both valid and accurate for the purpose of compiling this CPR. SRK has examined the processes used to estimate the mineral resources and comment on these is set out in this CPR.

The information with respect to Mineral Resources for the Gold Assets was prepared under the direction of the following people:

- Modder East and Sub Nigel — Mr Charles Muller, PrSciNat; and
- New Kleinfontein and Turnbridge — Mr P M Camden-Smith, PrSciNat.

1.4.2 Legal Reliance

In consideration of all legal aspects relating to the Gold Assets, SRK has placed reliance on legal due diligence reports prepared under the direction of Mr Michael Harrison BCom. LLB, a director of Harrison Attorneys. According to Mr Pierre Kruger, B.Com LLB, H Dip Company Law, Vice-President Legal and Company Secretary Aflease Gold Limited, there are no material legal proceedings that may influence the rights to explore for or extract minerals pending at Aflease. Mr Kruger confirmed that to the best of his knowledge, information and belief, neither Aflease Gold Limited ("Aflease") nor any of its subsidiaries is involved in any form of criminal action or civil litigation nor, save as set out below, in any threatened litigation.

He further confirmed that no event has occurred or is subsisting or, to the best of his knowledge, information and belief, is about to occur that constitutes or results in or would with the giving of notice and/or lapse of time and/or the satisfaction of any other condition constitute or result in a default or the acceleration of any obligation under any agreement, instrument or arrangement to which Aflease is a party or by which it or any of its properties, revenues or assets are bound and which would in any such case have a material adverse effect on the business, assets or prospects of Aflease, save that it is recorded that Aflease was notified in July 2008 by HSBC Trustee (C.I.) Limited of Jersey (the "Trustee") that Aflease is alleged to be in breach of the terms and conditions of convertible bonds issued by Aflease to the Trustee, which is disputed by Aflease. The Aflease board is not aware of any disputes, or any pending, legal or arbitration proceedings which have had, in the 12 months preceding the date of this document, or which may have a material impact on the financial position of the Aflease group and not provided for in the audited financial statements of the Aflease group for the financial year ended 31 December 2007 or the interim results for the six months ended 30 June 2008.

1.4.3 Financial Reliance

In consideration of all financial aspects relating to the gold assets and the summary equity valuation of Aflease, SRK has placed reliance on Mr Christopher Chadwick, CA(SA), Chief Financial Officer of Aflease, that the following information for Aflease is accurate as at 1 July 2008:

- Gold price forecasts in USD;
- Inflation forecasts in respect of the Consumer Price Index (CPI) for the United States and South Africa;
- Unredeemed capital balances;

- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic; and
- Balance sheet items, specifically cash on hand, debt and mark-to-market value of derivative instruments (currency and commodity hedges).

1.5 Limitations and Reliance on Information

SRK's opinion is effective at 1 November 2008 and is based on information provided by Aflease throughout the course of SRK's investigations, which in turn reflect various technical conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods and as such the information and opinions contained in this report may be subject to change.

This report includes technical information that requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

1.6 Qualifications of Consultant

SRK is a part of the global SRK Group hereinafter referred to as SRK. It consists of 700 staff offering expertise in a wide range of resource engineering disciplines. SRK's independence is ensured by the fact that it holds no equity in any project. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgement issues. SRK has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. SRK has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This CPR has been prepared based on a technical review by a team of consultants sourced from the SRK's offices in South Africa over a two-month period. These consultants are specialists in the fields of geology, resource-and-reserve estimation and classification, underground and open-pit mining, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Aflease or in the gold assets. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have contributed to this CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Mark Wanless, PrSciNat, BSc(Hons);
- Carel Roode, PrEng, BSc(Ind Chem), Bcom, MSAIMM, FSAICE, AMICheme, MMMMA, MSAWEK;
- Collin Hey, PrEng, MSc(Mining), FSAIMM, AMAMMSA, MDP;
- Wally Waldeck, PrEng, BSc(Mining); MBA FSAIMM, AMAMMSA;
- Peter Shepherd, Pr HydrSci, BSc(Hons), BSc (Geol and Hydro);
- Ebrahim Takolia, BEconSc, MBA, MSI, MSAIMM, ELP; and
- Victor Simposya, Pr.Sci(Nat), MSc(Mining), BSc(Mining Sci), MSAIMM.

The Competent Person with overall responsibility for reporting of Mineral Resources in this CPR is Mark Wanless PrSciNat, BSc(Hons), who was a principal geologist of SRK at the time this CPR was prepared.

The Competent Person with overall responsibility for reporting of Mineral Reserves and the compilation of this CPR is Collin Hey, PrEng (ECSA), FSAIMM, AMMMASA, MSc(Eng), MDP, who was an associate consultant of SRK at the time of writing. Collin is a mining engineer with 39 years'

experience in the mining industry and has supervised numerous due-diligence reviews and various technical studies in southern Africa and internationally during the past five years.

The individuals who have contributed to this CPR in matters relating to the BMA assets, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Jason Berton, BEc, BSc (Hons), MAusIMM; and
- Richard Clayton, MSc, BSc (Hons), MAusIMM, CGeol.

Collin Hey is the "qualified person" (as such term is defined in SAMREC) who supervised the preparation of and is responsible for the technical information in this pre-listing statement relating to Aflease's projects (being the South African and Namibian projects referred to in Sections 3.2 and 3.3 of this CPR). Richard Clayton is the "qualified person" (as such term is defined in SAMREC/JORC) who supervised the preparation of and is responsible for the technical information in this pre-listing statement relating to BMA's projects (being the Australian projects referred to in Section 15.1 of this CPR).

Richard Clayton and Jason Berton are both employees of SRK which is the independent technical expert to both Aflease and BMA.

Neither Richard Clayton nor Jason Berton nor any related party of them has, or within two years of the date of this pre-listing statement had any direct or indirect beneficial interest in:

(i) Any asset acquired or disposed of by, or leased to, BMA;

(ii) The share capital of BMA or (iii) the promotion of BMA.

2. AFLEASE – PROPERTY DESCRIPTION AND HISTORY OF THE AFLEASE ASSETS

2.1 Introduction

This section gives a brief overview of Aflease and the gold assets including the location, historical company development, property description, historical results and legal status.

2.2 Aflease and Operating Structure

Aflease is a public company listed on the JSE under the Resources – Gold Mining Sector. Aflease was formed in January 2006, following the merger of certain assets (Modder East, UC Prospect, New Kleinfontein, Turnbridge and Holfontein Projects) of the previous Aflease & Uranium Resources Limited and the assets (Sub Nigel and Ventersburg Projects) of Sub Nigel Gold Mining Company Limited ("SNGM"). The remaining assets of the previous Aflease & Uranium Resources Limited had been merged with the assets of Southern Cross Resources Inc. to form Uranium One Inc. ("Uranium One"), a Canadian company listed on the Toronto Stock Exchange ("TSX"). Uranium One, which has secondary listings on the JSE and the NASDAQ, and initially owned 80% of Aflease, however, this has been reduced to 36%.

The locality of the gold assets is shown in Figure 2.1.

A brief history of the company development of Aflease is shown in Table 2.1.

Table 2.1: Aflease – Brief History

Date	Event
April 1957	The Afrikander Leases Ltd lists on the JSE
1984	Sub Nigel Gold Mining Company incorporated as a company
1986	Sub Nigel Gold Mining Company lists on the JSE
July 1998	The Afrikander Leases Ltd acquires the Klerksdorp assets from Anglo American Corporation
Feb 2003	The Afrikander Leases Ltd acquires 100% of NKMC
Feb 2005	The Afrikander Leases Ltd changes its name to Aflease & Uranium Resources Ltd
Jan 2006	Certain assets of Aflease & Uranium Resources Limited and assets of Sub Nigel Gold Mining Company are merged to form Aflease Gold Limited

2.3 Overview of the Gold Assets

2.3.1 Modder East Gold Project (including UC Prospect)

Modder East Gold Project ("Modder East") area is situated at latitude 26° 15' S, longitude 28° 20' E on the East Rand in the Gauteng province of South Africa, approximately 30 km to the east of Johannesburg and south of the N12 highway to Witbank (see Figure 2.2). Modder East covers an area of over 4000 ha of largely agricultural land, with the Daveyton township at the far northern end of the property and Cowles Dam at the southern end. The UC Prospect area is situated immediately southwest of the Modder East area (Figure 2.2).

An exploration programme conducted by Aflease between February 2003 and December 2005 identified significant areas of gold mineralization on the shallow Black Reef in the southern portion of Aflease's exploration area.

Modder East is the amalgamation of the old Modder East Mine and a portion of the old Modder "B" mining title area, which was initially registered in 1908 and ceased production in 1956. The Modder East Mine was initially incorporated in July 1917, and production began in 1920. By 1933, the milling rate had reached 1 million tons a year, with mining occurring principally from the Main Reef. In 1962, the Modder East Mine was closed and most of the surface infrastructure was partly reclaimed. No detailed production statistics or records of underground work can be located.

During the 1980s, a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines, a reorganized subsidiary of Modder "B" Gold Holdings Ltd. The UC Prospect property, which is contiguous with the southern boundary of Modder East, was initially registered in the name of Union Corporation (Prospecting) South Africa, which was subsequently amalgamated into Gencor South Africa Limited ("Gencor"). This property was successively held by Grootvlei Proprietary Mines Ltd, Harmony Gold Mines and Petrex (Pty) Ltd ("Petrex") before being transferred to NKMC.

In 1993, Gencor (now Gold Fields Ltd) drilled 10 diamond core holes on the UC Prospect and the southern portion of the Modder East area to investigate the Kimberley Reefs and the Black Reef to the NE of the Grootvlei Gold Mine. Seven of the drill-holes intersected gold-bearing conglomerates at relatively shallow depths (200 – 250 m below surface) across the Black Reef with gold grades varying between 1,4 and 31,2 g/t gold over widths varying between 200 mm and 600 mm. Several holes also intersected gold mineralization in the underlying UK9a Reef of the Kimberley group. Old Gencor maps show that several other drill holes had been drilled in the area before the Gencor period. Unfortunately, original drilling records have been lost, including those for three drill-holes drilled near the boundary between Modder East and UC Prospect by Harmony Gold Mine in 1994 and that apparently did not intersect the Black Reef at the interpreted stratigraphic level.

In 2001, NKMC drilled three drill-holes (DD1-DD3) with two deflections each to verify historical Gencor results on the Modder East project and investigate the Black Reef and underlying Kimberley Reefs. The three drill-holes returned essentially similar grades over similar thicknesses and confirmed the potential of the Black Reef as an attractive shallow exploration target. A further 18 core holes (DD4-DD21) were drilled in 2002 – 2003 to investigate the lateral continuity of the Black Reef away from the previous drilling. This drilling confirmed the lateral continuity of the Black Reef, with several drill-holes returning gold accumulations in excess of 1 500 cmg/t gold.

In May 2003, a Competent Person's Report on the NKMC assets was issued by Camden Geoserve cc., including a Mineral Resource estimate prepared for the Modder East property by Camden Geoserve. This Mineral Resource included a Measured Mineral Resource component totalling 1,34 Mt with an average gold grade of 7,7 g/t and an Inferred Mineral Resource component of 1,4 Mt with an average gold grade of 7,0 g/t. At the time, SRK did not consider that the Measured Mineral Resource was appropriately classified but believed the component could support only an Indicated Mineral Resource classification.

During the second quarter of 2003, Aflease acquired 100% of NKMC (including Modder East, UC Prospect, New Kleinfontein Gold Mine and Turnbridge) while exploration drilling continued to yield encouraging results on the Modder East project. In the light of these results, all exploration efforts were focused on Modder East and the adjoining UC Prospect properties. In December 2003, an initial resource model was reviewed by SRK and engineering design studies were initiated.

In September 2004, Aflease resumed drilling at Modder East in order to infill and expand the previously delineated gold zones along the Black Reef. By December 2004, when a new resource model was commissioned, seven additional drill-holes (DD22-DD28) had been completed. Drilling continued in January, through all of 2005, and is ongoing. When SRK visited the project in July 2005, two diamond-drill rigs were active, drilling drill-holes DD47 and DD48. By the end of 2005, drilling was in progress on drill-holes DD53 and DD54. By that time, Aflease was in a position to declare resources on the Black Reef, Channel Facies and UK9a and UK5a Kimberley Reefs.

Based on information provided by Aflease, it appears that the only Black Reef ore mined on the Modder East property is the 117 000 tons mined by Grootvlei in terms of the Tribute Agreement.

A brief history of production and exploration in the Modder East area is set out in Table 2.2.

Table 2.2: Modder East – Historical Development

Date	Activity
1908 – 1956	Production within the Modder "B" mining title area.
1920 – 1962	Extensive mining of the Main Reef in the Modder East area.
1980s	Small reclamation mining at Modder East.
1982 – 1991	Limited mining of Main Reef Leader by subterranean mining.
1991	General Mining acquires the mineral rights to the area.
1993	General Mining explores the Black Reef channel, the Black Reef Buckshot Pyrite Leader Zone (BPLZ) and Kimberley Reefs using aerial geophysical surveys and diamond drilling.
1994	A number of holes drilled by Harmony Gold Mine.
2001 – 2004	NKMC conducts exploration drilling for Black Reef and Kimberley Reef horizons.
Feb 2003	NKMC acquired by the Afrikander Leases Limited, as a 100% subsidiary.
Mar 2004	Mine-development study completed, to pre-feasibility study accuracy limits.
Feb 2005	Following further drilling, resource and reserve revised to include Channel Facies ores.
Dec 2005	Following further drilling, resource and reserve revised to include UK9a and UK5a ores.
May 2006	Completion of Feasibility Study for Modder East by Turgis.
Jun 2006	NI 43-101 Technical Report by SRK.
July 2006	Competent Person's Report for proposed Black Empowerment.
Jun – Aug 2006	ITR completed by SRK – resource and reserve revised.
Oct 2006	Resource and reserve revised.
Jun 2007	Amendment to the Feasibility Study by Turgis.
Aug 2008	Technical Review of Aflease Gold assets by SRK.

2.3.2 New Kleinfontein and Turnbridge Gold Projects

The New Kleinfontein and Turnbridge sections are situated some 10 km west of Modder East near the town of Benoni (Figure 2.2).

Gold was first discovered at New Kleinfontein during 1894. Gold mining began at the New Kleinfontein Gold Mine, located on the northern flank of the East Rand goldfield, in 1897, and at the closure of the mine in 1967, it is estimated that approximately 298 000 kg (9,5 Moz) of gold had been recovered from 45,7 Mt of ore, principally from the Main Reef.

In 1999, an attempt was made to re-open the New Kleinfontein Gold Mine. Following rehabilitation of the shaft infrastructure, small-scale scattered underground mining and vamping began on the Main Reef, with a production of approximately 2500 t/month from five shafts (No. 2, No. 4, No. 5, No. 6 and May Shaft). The ore was initially treated under a toll agreement with Grootvlei Gold Mine, an adjacent operational mine. In June 2002, a metallurgical plant was constructed at New Kleinfontein Gold Mine, with a capacity of 2 500 t/month. Because of various operational problems and high costs arising from the low tonnages to the plant, the operation failed to achieve profitability, and operations at New Kleinfontein and the Turnbridge property were placed on care and maintenance in May 2003.

Gencor also optioned the Turnbridge project during the 1980s and conducted limited exploration work before returning the project to New Kleinfontein Gold Mining Co.

At Turnbridge, several studies were completed to evaluate the potential of the closed mine, which is serviced by three shafts. The Glyn Shaft is an inclined shaft, whereas the No. 7 and South Shafts are vertical shafts. Most work focused on evaluating the Glyn Shaft area.

One of the latest studies was conducted in 1996 by East Rand Proprietary Mines ("ERPM") and considered the Glyn Shaft area. The documentation generated in this study included digitized plans of sample data, representing channel-sample data collected underground and recorded on statutory plans submitted to the Inspector of Mines. The information was reviewed by Camden Geoserve, on behalf of Aflease. In addition, some geostatistical studies have been completed to support Mineral Resource estimates prepared for the Glyn Shaft area by ERPM staff. ERPM also conducted some re-sampling activities within the Turnbridge section and reconciliation data were examined by Camden Geoserve.

A brief history of production and exploration in the New Kleinfontein and Turnbridge area is set out in Table 2.3.

Table 2.3: New Kleinfontein – Brief History

Date	Event
1894	Gold first discovered at New Kleinfontein.
1897 – 1967	Gold-mining operations on the Main Reef at the New Kleinfontein.
December 1921	The Afrikander Lease incorporated as a company in South Africa.
April 1957	The Afrikander Lease lists on the JSE.
1980s	Gencor conducts limited exploration work on Turnbridge.
1996	East Rand Proprietary Mines conducts some re-sampling exercises, data reconciliation and limited geostatistical studies on the Glyn shaft, Turnbridge.
July 1998	The Klerksdorp assets are acquired from Anglo American Corporation.
1999	New Kleinfontein mine reopened – small-scale underground mining and vamping.
2003	New Kleinfontein and Turnbridge placed on care and maintenance.
Jan 2006	Asset swap in the formation of Aflease Gold Limited.
Mar 2008	Mineral Resource audit by SRK.

2.3.3 Sub Nigel

Sub Nigel consists of areas that were formerly part of the old Sub Nigel Gold Mine and Spaarwater Gold Mine ("Spaarwater").

Sub Nigel is situated at latitude 26° 15' S, longitude 28° 20' E on the East Rand in the Gauteng province of South Africa, approximately 1 km northwest of Nigel and 10 km northeast of Heidelberg (Figure 2.3). The area for which a mining-right application has been submitted covers some 3 020 ha of largely agricultural land.

The old Sub Nigel Gold Mine was established in 1895 over the farms Noycedale 191 IR and Droogebult 170 IR. Additional claims were gradually acquired on Grootfontein.

Shafts A, B, C, D, CV, No. 1 and Betty served the main production levels, and most are still in usable condition. The No. 1 Shaft is about 900 metres deep and has been re-commissioned and licensed. Sub Nigel Gold Mine mined the Main (Nigel) reef, with very limited tonnages emanating from the erosion channel in the floor of the Main Reef. A brief history of exploration, production and company development of Sub Nigel and SNGM is shown in Table 2.4.

Table 2.4: The Sub Nigel Gold Mine – Brief History

Date	Event
1895	Sub Nigel established.
1909	Commenced mining operations on the Nigel Reef.
1971	Operations stopped and mine closed.
1984	SNGM formed and acquired Sub Nigel Gold Mine from Gold Fields.
1986	SNGM listed on JSE.
1985	Mine refurbished.
1992	Placed on care and maintenance.
Nov 2005	CPR by SRK.
Jan 2006	Formation of Aflease Gold Limited.

Records of the South African Chamber of Mines (Annual Report 1984) report that Sub Nigel Gold Mine milled a total of 29,7 Mt from which 466 tons of gold (15 Moz) were recovered at an average head grade of 15,7 g/t. The first declaration of gold production was in December 1909 and the final declaration of gold production was made in December 1971.

In 1984, the Sub Nigel Gold Mining Company Ltd ("SNGM") was formed and acquired Sub Nigel from Gold Fields. SNGM produced gold from 1987 to 1991. The production records within the SNGM Annual reports list the historical production results for 1987 to 1991 presented in Table 2.5.

Table 2.5: Historical Production – Sub Nigel Gold Mine, 1987 – 1991

Year	Tons milled (kt)	Gold recovered (kg)	Yield grade (g/t)
1909 – 1971	29 698,0	466 486	15,71
1987	80,7	315	3,90
1988	201,3	663	3,29
1989	202,4	667	3,30
1990	178,6	634	3,55
1991	28,9	91	3,16
Total	**30 389,9**	**468 856**	**15,43**

Spaarwater Gold Mine is located immediately west of Sub Nigel on the East Rand in the Gauteng province of South Africa (Figure 2.3). Spaarwater comprises Mineral Areas 4 to 5 and Mineral Area 6 over which prospecting right applications of extent 2 643 ha and 3 860 ha, respectively, have been approved. Spaarwater forms the western extension of the Sub Nigel Pay Zone with its characteristic pay-shoot ore distribution pattern, and it was exploited via Spaarwater No. 1 Shaft. Spaarwater mined the Main (Nigel) Reef. Spaarwater mine was operated from 1947 to 1969, during which 2,56 Mt of ore was mined, yielding 0,85 Moz at an average head grade of 10,4 g/t.

The only other known development at West Spaarwater is an inclined haulage from Spaarwater to the south-eastern corner of West Spaarwater, where there was limited reef development.

2.3.4 Ventersburg Project

The Ventersburg Project is situated at latitude 28° 05' S, longitude 27° 00' E in the Free State province of South Africa, east and southeast of the main Free State goldfields and approximately 25 km southeast of Welkom (Figure 2.4). The Ventersburg Project lease area covers some 11 000 ha of largely agricultural land. A second New Order Prospecting Right of some 2 842,0614 ha contiguous with the Ventersburg Project, was granted on 16 April 2008.

The area has been explored by a number of South African gold-mining groups since the mid 1940s. During the period 1948 to 1952, New Consolidated Free State Co., Gold Fields Mining & Development and Free State Development drilled some 17 holes in the Project Area.

After the first gold production at St. Helena Mine in October 1951, exploration drilling intensified, and since 1975, when Union Corporation and Harmony Gold joined the exploration quest, an additional 60 holes were drilled, mainly in the period from 1986 to 1991.

In 2004, SNGM drilled hole WT1, which recorded an "A" Reef intersection of 4,78 g/t over 1 372 mm, i.e. 656 cmg/t, at a depth of 970 m below surface.

In the northern area of interest, where 49 of the 77 drill-holes were drilled, 32 holes (65%) intersected the "A" Reef (Kimberley Horizon UK9), so additional definitive delineation drilling is considered justified.

A brief history of exploration, production and company development of the Ventersburg Project is shown in Table 2.6.

Table 2.6: Ventersburg Project – Brief History

Date	Event
1948 - 1952	Diamond drilling of 17 holes by Consolidated Free State Co., Gold Fields Mining & Development and Free State Development.
1986 – 1991	Diamond drilling of 60 holes by Union Corporation and Harmony Gold.
2004	SNGM drilled WT1, which gave prospective results.
2007 – 2008	Aflease commences diamond drilling in May 2007 and by the end of July 2008, 21 diamond drill holes had been completed. Several more will be drilled to complete this phase.

2.3.5 Holfontein Project

The Holfontein project area, situated at approximately latitude 26° 09' S, longitude 28° 30' E, is contiguous with and due east of the Modder East Project. The Holfontein project straddles the N12 highway to Witbank and covers 3 500 ha of largely agricultural land, with the Etwatwa township at the far northern end of the property (Figure 2.2). The Holfontein Hazardous Landfill Facility and an open clay quarry of Holfontein Brick Works are situated on the eastern side of the project area.

The Holfontein (TCL) Gold Mining Company Ltd, a subsidiary of the Transvaal Consolidated Lands & Exploration Company Ltd, was started on the farm Holfontein No. 1, situated directly to the north of Welgedacht and east of Modder East. It is unclear when the Holfontein gold mine started, but a share issued on 26 January 1937 gives some indication of its vintage. A shaft was sunk in the south-eastern sector of the farm, and a small amount of development was carried out on the Nigel Reef. The results were not encouraging, as Holfontein was shown to lie at the northern end of a barren zone that stretches from there to the eastern part of Marievale in the south (see Figure 3.4). Several drill-holes were drilled but showed poor results.

The Welgedacht mine, immediately to the south of Holfontein, operated from 1948 to 1956, producing 12 699 kg (0,4 Moz) gold from 3,0 Mt at an average grade of 4,2 g/t from the Nigel Reef. Reports suggest that there may have been some potential for payable ore within the Kimberley Reefs in the western part of the Welgedacht property.

2.3.6 Etendeka Project

The Etendeka project area is at latitude 19° 30' S, longitude 14° 35' E in the Outjo district of north western Namibia, approximately 400 km northwest of Windhoek and 350 km due west of Tsumeb (see Figures 2.1 and 2.5). Etendeka was awarded an exclusive prospecting licence ("EPL") over 65 685 ha. The EPL is on the south-western corner of the Etosha National Park. SRK understands that limited exploration work has been carried out within the

Etendeka Project area. While exploration work in the area during the 1970s and 1980s was mainly directed at copper and gold mineralization within metasedimentary and volcanic rocks of the Khoabendus Group, more recent geological features associated with iron oxide copper-gold ("IOCG") deposits have been identified. Copper and gold mineralization has been reported within late-stage, porphyritic high-heat production granite.

From information provided to SRK by Aflease, it appears that exploration expenditure in Namibia has risen significantly over the past decade, but Namibia is still largely under-explored in comparison to the exploration cost/production value ratios of 5% to 10% cited by the World Bank. Exploration has previously been focused predominantly in areas of bedrock exposure, which accounts for 46% of the surface area of Namibia. This trend changed significantly with the release by the Geological Survey of Namibia of high-resolution airborne geophysical data over 130 000 km^2 of highly prospective ground. With the increased exploration in those areas, there is significant potential for additional economic deposits, such as the gold skarns at Navachab, polymetallic paleokarst breccias at Tsumeb, and strata-bound base metals at Rosh Pinah.

The EPL is adjoined by an extensive, exclusive reconnaissance licence ("ERL") granted to Teck Cominco to the east and the Tevrede/Tevrede South EPLs to the west (Figure 2.5). The Tevrede property has been explored intermittently during at least the past 15 years by Bafex Exploration (Pty) Ltd, a Namibian company, and Boulder Mining Corporation, a Canadian company listed on the Toronto Venture Exchange. According to Boulder Mining, which has the right to earn up to 100% interest in the Tevrede project, Tevrede hosts a number of large-scale targets defined by gravity anomalies in close spatial association with mineralized outcrops and has the potential to host IOCG deposits.

2.3.7 Bothaville Gap Project

The Bothaville Gap Project lies south-east of the town Bothaville in the Free State province. The area has been explored by several major mining companies, including Gold Fields of South Africa, Gencor, JCI and Rand Mines. More than 30 bore holes have been drilled into it, and several geophysical surveys have been made.

2.3.8 Tulo Gold Project

The Tulo Project is located in the Niassa Province in north-west Mozambique. It is a remote area with little infrastructure and poor access. The alluvial deposits, however, been mined by artisanal miners from Tanzania and Mozambique for many years.

Tulo is a greenfields project with very little data available on the geology or mineralisation. Canadian Kenmare Resources drilled approximately 13 diamond drill holes in the late-1990s and delineated some 200 000 ounces of gold. The gold appears to be associated with steeply dipping shear zones and associated quartz veins. Kenmare dropped the ground in favour of its Mozambican heavy sands project, mainly due to the remoteness of the project. Aflease's geologists have visited the project area a few times and have discovered a more direct route and some preliminary equipment has been purchased as part of the alluvial mining

It is Aflease's intention to mine the alluvial gold lying at the foothills of the primary source to generate cash to plough back into the exploration of the primary gold deposits. The budget to be spent on the project is outlined in Table 3.2.

2.4 Regulatory Environment

SRK has relied on legal due-diligence reports compiled by Mr M Harrison of Harrison Attorneys on the gold assets that lie within South Africa. To the extent that certain rights and authorizations for those assets have changed according to the requirements of MPRDA, SRK has relied on documentation provided by Mr Pierre Kruger of Aflease that the changes are valid and correctly made.

In respect of those assets, SRK notes that the period for registration of land claims was closed during 2000 and the process of gazetting is dependent on investigation and consideration by the appropriate regulatory authority. SRK has not received any information to indicate that land

claims have been gazetted against the assets. According to Mr Pierre Kruger from Aflease, the Bothaville Gap Project was issued a New Order Prospecting Right covering the project area.

SRK has drawn on a report by Mr HG Veldsman for the description on the regulatory environment in Namibia.

2.4.1 South African Law: The Minerals and Petroleum Resources Development Act

The MPRDA was promulgated by the South African Parliament during July 2002 and came into effect on 1 May 2004.

Before 1 May 2004, mineral rights in South Africa were held privately or in some instances by the State. With the enactment of the MPRDA, all mineral rights are vested in the State. Transitional provisions in the MPRDA allow mining companies to convert their existing 'old order' rights to 'new order' rights. The transitional provisions contemplate three categories of old-order rights:

(a) unused old-order rights, which are mineral rights in respect of which no prospecting permit or mining authorization had been issued under the former *Minerals Act, No. 50 of 1991* (South Africa) (Minerals Act) or, where such an issue had occurred, no prospecting or mining activities had taken place as of 1 May 2004;

(b) old-order prospecting rights, which are rights to prospect in respect of which a prospecting permit had been issued under the Minerals Act and prospecting had taken place prior to 1 May 2004; and

(c) old-order mining rights, which are rights to mine in respect of which a mining authorization had been issued under the Minerals Act and mining had taken place.

Holders of unused old-order rights were required to apply for prospecting or mining rights under the MPRDA within one year of 1 May 2004, i.e. before 30 April 2005.

Under the MPRDA, old-order prospecting rights and old-order mining rights and the related permits and authorizations granted under the Minerals Act will continue to be valid for the period granted under that legislation, subject to a maximum period of two years in the case of old-order prospecting rights, and five years in the case of old-order mining rights. To continue thereafter with prospecting or mining operations, holders of old-order rights are required to apply within those periods to convert their rights to the 'new order' prospecting and mining rights provided for by the MPRDA.

Under the MPRDA, prospecting rights will initially be granted for a maximum of five years and can be renewed once upon application for a further period of up to three years. Mining rights will be valid for up to 30 years and can be renewed on application for further periods, each of which may not exceed 30 years. Provision is made for the granting of retention permits in circumstances where prospecting has been completed but mining is not commercially viable; such permits will have a term of not more than three years and will not be renewable. A wide range of factors and principles (including proposals relating to black economic empowerment, social responsibility and evidence of an applicant's ability to conduct mining optimally) will be prerequisites for the approval of such applications.

2.4.2 South African Law: The Mining Charter

In accordance with the provisions of the MPRDA, the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry* ("Mining Charter") was signed on 12 October 2002 by the South African Minister of Minerals and Energy, representatives of the South African mining industry and the South African National Union of Mineworkers. The Mining Charter embraces a range of criteria against which prospecting and mining-right applications and conversion applications will be considered. These criteria include issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSAs. On the issue of ownership, the Mining Charter requires that mining companies must achieve 15% HDSA ownership of mining assets by 1 May 2009 and 26% by 1 May 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and for fair market value.

Applications for the conversion of old-order rights are assessed against a 'scorecard' promulgated by the South African Department of Minerals and Energy. The scorecard covers human-resources development, employment equity, migrant labour, mine-community and rural development, housing and living conditions, ownership and joint ventures, beneficiation, and reporting. The scorecard does not indicate the relative significance of each item nor does it provide a particular score that an applicant must achieve to be in compliance with the Mining Charter and be granted new rights under the MPRDA (except with respect to HDSA ownership).

2.4.3 South African Law: The Royalty Bill

The Mineral and Petroleum Resources Royalty Bill ("Royalty Bill") is still in draft form and has undergone a number of revisions. The fourth revision of the Royalty Bill was tabled in June 2008, and it proposed the following formula to calculate the royalty rate:

- For refined mineral resources:

$$\text{The royalty rate\%} = 0{,}5 + \frac{\text{earnings before interest and tax} \times 100}{\text{gross sales of refined mineral resource} \times 12{,}5}$$

- For unrefined mineral resources:

$$\text{The royalty rate\%} = 0{,}5 + \frac{\text{earnings before interest and tax} \times 100}{\text{gross sales of unrefined mineral resource} \times 9}$$

The maximum royalty rate is 5% and 7% for unrefined and refined mineral resource, respectively.

The royalty is calculated by multiplying the gross sales by the royalty rate.

2.4.4 South African Environmental Legislation

This section covers a brief, broad-brushed summary of selected aspects of the legislation applicable to the mining industry in South Africa. It must be noted that the Constitution of South Africa is the overarching legislation of the country, with the legislation below being ultimately governed by the Constitution.

- **National Environmental Management Act (107 of 1998)** ("NEMA"), as regulated by the Department of Environmental Affairs and Tourism ("DEAT") and relevant provincial departments of environment. This over-arches South African environmental legislation and lays down basic environmental principles including: duty of care, polluter pays and sustainability.

- MPRDA, as regulated by the Department of Minerals and Energy ("DME"). The MPRDA replaces the Minerals Act and makes provision for equitable access to, and sustainable development of, South Africa's mineral and petroleum resources. Regulations under the MPRDA set out the procedures for undertaking environmental-impact assessments ("EIAs") and for developing environmental-management programmes ("EMPs") for the construction, operation and closure of mines. This includes the need for public consultation. The DME is responsible for approval of each EMP and for ensuring that other regulatory authorities with an interest in the environment are consulted. In summary, the EMP contains the environmental conditions of authorization for the development, operation and closure of a mine. Existing mines should have an approved environmental management programme report ("EMPR") in terms of the Minerals Act, and the MPRDA makes provisions for transitional arrangements. A mine must convert old-order mining rights to new-order mining rights by the 30 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan ("SLP"), a mine works plan ("MWP"), proof of technical and financial competence as well as an approved EMP.

- **Mine Health and Safety Act (Act 29 of 1996)**, as regulated by the DME. This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental-health monitoring within mine operations.

- **National Water Act (36 of 1998)**, as regulated by the Department of Water Affairs and Forestry ("DWAF"). Chapter 4 stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alteration to watercourses) must be licensed. As with the MPRDA, there are transitional arrangements to enable permits under the former 1956 Water Act to be converted into water-use licences ("WULs"). The Act also has requirements relating to pollution control, protection of water resources (specifically for mines, there is Regulation 704), dam safety (for dams with a capacity greater than 50 000 m^3 and a dam wall higher than 5 m) and water-use tariffs.

- **Atmospheric Pollution Prevention Act (45 of 1965)**, as regulated by DEAT. This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes are smelters, furnaces, acid plants and roasters. The Act is outdated and will be replaced shortly, when the National Environmental Management: Air Quality Act (39 of 2004) is brought into force. The new Act will allow for the setting of ambient air quality standards and more-onerous emissions standards for identified scheduled processes.

- **Environment Conservation Act (73 of 1989) (**"ECA"**)**, as regulated by DEAT and DWAF and relevant Provincial departments. Part V of this Act states that listed activities cannot be undertaken without an environmental authorization. The process to obtain approval includes public involvement and, if necessary, an EIA. In most cases, this is not applicable as it is covered by the MPRDA; however, this must be agreed with the relevant authorities. Section 24 of NEMA and associated new regulations will shortly replace these provisions. Currently, mining is a listed activity in the draft regulations and as such, new operations or expansions of existing operations would need to comply. Section 20 of this Act also requires the permitting of waste disposal sites.

- **National Heritage Resources Act (25 of 1999),** as regulated by South African Heritage Resource Agency or relevant Provincial departments where established. This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, where necessary, protected for the nation. Procedures for the relocation of graves are also given.

- **Hazardous Substances Act (15 of 1973)**, as regulated by the Department of Health. This Act controls the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance.

- **ECA, Forest Act (84 of 1998)**, Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial conservation authorities. These Acts ensure protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.

- **National Nuclear Regulator Act of 1999** as regulated by the National Nuclear Regulator ("NNR"). Certificates of Registration are required for radiation sources above a certain threshold. In particular, from an environmental perspective, the Act specifies the need for a public hazard assessment to determine conservatively the risks to members of the public.

- **Guideline for the Compilation of a Mandatory Code of Practice on Mine Residue Deposits** issued by the DME in 2000. This guideline makes implementation of a code of practice mandatory for each tailings facility with compulsory adherence to the SANS 10286, Code of Practice for Mine Residue Deposits.

Mining practices in South Africa are such that whilst individual operations are usually materially compliant, strict legal compliance can seldom be demonstrated and is rarely enforced by the relevant regulatory authorities. Where minor/nominal non-compliance occurs, this is generally not considered material to the continuation of future operations. In cases where regulatory authorities are concerned about particular non-compliance issues, a negotiated realistic way forward is usually agreed upon.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and

DWAF). Based on South Africa's requirements, and for existing mines (different for new mines), monies are accrued annually in a trust fund based on the estimated environmental rehabilitation cost should the mine have to close immediately divided by the operating life of a mine. The South African Revenue Service approves such contributions as there is a tax benefit. For new mines and some older mines, additional bank guarantees, corporate guarantees or insurance policies may be required.

2.4.5 *Namibian Law*

In Namibia, all mineral rights are vested in the state. The Minerals Prospecting and Mining Act of 1992 ("MPMA") regulates the mining industry in the country. Policy has been designed to facilitate and encourage the private sector to evaluate and develop mineral resources. The Mining Rights and Mineral Resources Division in the Directorate of Mining handle all applications for and allocation of mineral rights in Namibia.

Several types of mining and prospecting licence exist:

- Non-Exclusive Prospecting Licences ("NEPL") – Valid for 12 months, these licences permit prospecting non-exclusively in any open ground not restricted by other mineral rights. Prospectors must furnish the Mining Commissioner with details of all samples removed from the NEPL area.
- Reconnaissance Licences ("RL") – These licences allow regional remote sensing techniques, are valid for six months (renewable under special circumstances), and can be made exclusive in some instances. A geological evaluation and work plan need to be submitted to the Mining Commissioner.
- Exclusive Prospecting Licence ("EPL") – Individual EPLs can cover areas not exceeding 1 000 km^2 and are valid for up to three years, with two renewals of two years each. Two or more EPLs can be issued for more than one mineral in the same area. Geological evaluation and work plans (including estimated expenditure commitments) are prerequisites prior to issuing of the licences.
- Mineral Deposit Retention Licenses ("MDRL") – These allow successful prospectors to retain rights to mineral deposits that are uneconomical to exploit immediately. MDRLs are valid for up to five years and can be renewed subject to limited work and expenditure obligations.
- Mining Licences – mining licences can be awarded to Namibian citizens and companies registered in Namibia. They are valid for the life of mine or an initial 25 years, renewable for up to 15 years at a time. Applicants must have the financial and technical resources to mine effectively and safely.

Before licences (excluding NEPL and RL) can be issued, all applicants are required to complete an environmental contract with the Department of Environment and Tourism. EIAs must be made with respect to air pollution, dust generation, water supply, drainage/waste-water disposal, land disturbance and protection of fauna and flora.

Taxes

The minimum tax rate on a mining company is 25%. Most mining companies pay between 25% and 40%, with diamond mines taxed at 55%. Corporate tax of 40% applies to profits from non-mining activities. Allowable tax deductions for mining companies are:

- All pre-production exploration expenditure is fully deductible in the first year of production.
- Subsequent exploration expenditure is not ring fenced and is fully deductible in the year it occurs, so that profits from existing operations can be used to fund exploration in any part of the country.
- Initial and subsequent development costs (including start-up capital and loan finance) are fully deductible in equal instalments over three years.
- Contributions to a fund for restoring the environment are fully deductible.

Royalties

Royalties to the State Revenue Fund are payable on exports of certain rough or semi-processed minerals:

- 10% on rough and uncut precious stones;
- 5% on rough or unprocessed dimension stone; and
- 5% on any other mineral that can be economically processed in Namibia.

2.5 Basis for the Environmental Assessment

This section outlines the basis on which the environmental management aspects of the asset were assessed. Specifically, comment is included on the status of environmental legislation applicable to the asset; compliance with legislation and environmental authorisations; environmental policies and management at the sites; key liabilities and risks over the life of the operation for each site; and decommissioning and closure liabilities and risks.

It must be noted that the legislative review is undertaken from a technical basis and not through legal opinion, and does not necessarily reflect all legislation. This section of the report is based on: discussions with relevant staff at the site; review of environmental and social documentation; closure liability documentation; and site visits to inspect surface infrastructure at key sites.

For the purposes of this section a liability and risk are defined as follows: a liability can be assigned a monetary value to be included in the financial model (e.g. costs associated with new storm water containment); and a risk involves too much uncertainty to enable accurate cost predictions to be made (e.g. possibility that more stringent requirements will be imposed by the regulator in the future).

Risks or liabilities that would generally be addressed in terms of accepted environmental practice and that do not have significant cost implications have not been discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed. In some instances, SRK has suggested a sensitivity contingency for items that are not clear liabilities but where a preliminary cost estimate can be given to the potential risk. Without a detailed costing exercise, these values should be used to test the sensitivity of the financial model only and not taken as firm liabilities.

For the purposes of this CPR, the criteria used for assessment purposes are those required by relevant host country legislation and generally accepted practice in the mining industry of the host country. In line with the Sustainable Development concept of the triple bottom line, social and economic issues have also been considered where relevant.

2.6 Project Status with respect to Regulatory Environment

2.6.1 Modder East Project (including UC Prospect, New Kleinfontein and Turnbridge)

SRK understands that NKGC, as the holder of precious claims, is allowed to utilize the surface of the property for all activities necessary to prospect and mine for the precious metals in and on the property. Nevertheless, Aflease informed SRK that it signed an agreement with the Ekurhuleni Council at the end of March 2006 to lease 433,7918 ha of Cloverfield RE 75IR, which is needed for infrastructure and operations for a period of 9 years and 11 months; the lease can be renewed for the same period. Aflease has the right to mine and extract gold from a number of properties that constitute the Modder East project. The salient aspects from the legal due-diligence report and information provided by Aflease are summarized in Appendix 1.

SRK was advised that Aflease had informed the DME of its intention, in terms of its rights under the existing mining licence ML15/2004, to start with the sinking of a decline shaft.

Mining Right: Aflease is able to mine on the Modder East and UC Prospect properties in terms of the existing mining licence ML15/2004, which is valid until 29 April 2009 (see Figure 2.2). Aflease has advised SRK the conversion application was lodged with the DME in May 2008 for processing.

NKGM now holds a new order prospecting right for the area, granted on 1 June 2006 and registered in the MTO on 29 August 2006 under 361/2006 (PR).

EMPR: Aflease has an approved EMPR in terms of Section 39(1) of the previous Minerals Act. The amended EMP for Modder East was approved on 4 October 2007 in terms of the MPRD Act 28 of 2002. The amended EMP provides for, *inter alia*, the second shaft, plant and tailings facility.

There are historical environmental liabilities associated with Aflease's operations within its licence area. A guarantee for ZAR 20.3 million has been provided to the DME in respect of Modder East.

2.6.2 UC Prospect Area and Tribute Mining Arrangement

Aflease's wholly-owned subsidiary, NKGC, owns the mineral rights to the area known as UC Prospect ("UCP"). The area is adjacent to and to the west of Modder East. The Grootvlei Mines (Pty) Ltd (Grootvlei) has a mining authorization over UCP and has historically mined the UCP area under tribute from NKGC. On 13 February 2004, NKGC and Grootvlei entered into an agreement in terms of which, *inter alia*:

- The tribute arrangement was terminated;
- NKGC granted Grootvlei approval in terms of the MPRDA to complete the mining of a certain pre-developed area in UCP;
- Grootvlei was allowed to mine approximately 117 000 tons of Black Reef gold-bearing ore;
- Upon completion of the mining of the agreed pre-developed area within UCP, Grootvlei would abandon all mining activities in the UCP area; and
- Grootvlei would abandon its mining authorization over the UCP area and support any application by NKGC in terms of its application for a mining authorization over UCP.

Grootvlei completed its mining by late 2005 and accordingly vamped the mined area in terms of the agreement.

2.6.3 Sub Nigel

Prospecting Right: SNGM was granted a prospecting right over the Spaarwater Mineral Areas 4-5 (Protocol Number 45) on 28 October 2005 (see Figure 2.4). (The salient aspects are summarized in Appendix 1.)

SNGM was granted a Prospecting Right for Spaarwater Mineral Area 6, Protocol Number 142, (see Figure 2.4) on 10 February 2006; the salient aspects are summarized in Appendix 1.

Mining Right: SNGM was the holder of an old-order mining right in terms of the existing mining licence ML8/2003, which was granted for an indefinite period although the maximum possible validity in terms of the MPRDA will be to 30 April 2009. As SNGM was not conducting mining operations at the date the MPRDA came into effect, SNGM in its capacity as a holder of an unused old-order right submitted a mining-right application over Spaarwater Mineral Areas 1-3; it was accepted by the DME in a letter dated 28 April 2005. SNGM submitted the Scoping Study, EIA, EMP and the results of consultation with the IAPs, as required. A new order mining right for gold and associated minerals was granted by the Minister on 27 February 2008 and executed on 15 July 2008.

EMPR: An EMPR was approved for the Spaarwater Mineral Areas 1-3 on 15 July 2008 in terms of the MPRD Act 2002. Area 4 and 5 have a separate EMP in terms of the prospecting right for the area.

2.6.4 Ventersburg Project

Prospecting Right: A second Prospecting Right was granted on 16 April 2008 for a further 2842.0614 ha contiguous with the original Prospecting Right.

EMP: An EMP was approved for the Ventersburg Project in terms of the MPRDA.

2.6.5 Holfontein Project

Prospecting Right: The Prospecting Protocol 139 was granted to Aflease on 9 December 2005.

EMP: An EMP was approved for the Holfontein Project in terms of the MPRDA.

2.6.6 Etendeka Project

SRK has inspected a copy of the EPL 3377, which was granted to Etendeka in terms of Section 70 of the MPMA for three years up to 12 December 2008. The EPL grants Etendeka the exclusive right to explore for "Base and Rare Metals, Precious Metals and Precious Stones" but excludes prospecting for semi-precious stones.

Written acceptance of the terms and conditions specified by the Mining Commissioner in granting the EPL was given within the stipulated period. Aflease has assured SRK that it has complied with key supplementary terms and conditions imposed on the EPL 3377, as follows:

- Payment of an annual licence fee; and
- Commenced with prospecting operations within one month of the issue of the EPL.

An environmental contract has been entered into with the Ministry of Environment and Tourism ("MET") and Ministry of Mines and Energy ("MME") within one month of the date of issue of the EPL. The terms of this contract were not available for review by SRK.

2.6.7 Bothaville Gap Project

Aflease was granted a New Order Prospecting Right on 16 April 2008, valid for a period of five years over various farms in the Magisterial District of Bothaville in the Free State Province. The Prospecting Right covers an area of 8 514.1025 ha and is known as the Bothaville Gap Project. The proposed prospecting work consists of non-invasive prospecting, such as mapping and magnetic surveys, and Invasive prospecting which includes drilling.

The prospecting is budgeted to cost some ZAR 9.6 m over five years. This includes rehabilitation costs of ZAR 10 000 per hole drilled. Table 2.7 shows a summary of the regulatory status of the various exploration projects.

2.6.8 Regulatory Summary of Projects

Table 2.7 shows a summary of the regulatory status of the exploration projects.

Table 2.7: Summary – Regulatory Status of the Projects

Holder	Project	Type	Reference	DME Number	Mining Title Granted	Date Right	Period of Hectares
Aflease Gold	Sub Nigel 1	ML	GP (28) MR	Pending	15 Jul 2008	30 years	3 013,3142
Aflease Gold	Sub Nigel 4 & 5	PR	GP (45) PR	50/2006 PR	28 Oct 2005	5 years	2 643,3942
Aflease Gold	Sub Nigel 6	PR	GP (142) PR	236/2006 PR	1 Jun 2006	5 years	3 860,5435
Aflease Gold	Sub Nigel 8	PR	GP (260) PR	Pending	29 May 2007	5 years	6 540,7174
Aflease Gold	Ventersburg 1	PR	FS (24) PR	Pending	15 Nov 2006	5 years	9 757,8000
Aflease Gold	Ventersburg 2	PR	FS (477) PR	235/2008	16 Apr 2008	5 years	2 842.0614
Aflease Gold	Bothaville	PR	FS (482) PR	Pending	16 Apr 2008	5 years	8 514,1025
NKGM	Turnbridge	PR	GP (31) PR	361/2006 PR	1 Jun 2006	5 years	1 315,4880
NKGM	Holfontein	PR	GP (139) PR	239/2006 PR	1 Jun 2006	5 years	2 180,5
NKGM	Modder East	ML	ML 15/2004	N/A	30 Apr 2004	5 years	3 263,7643
NKGM	Modder East	MP	GP (98) MP	N/A	10 Apr 2008	2 years	1,5
Etendeka	Etendeka – Namibia	EPL	EPL 3377	N/A	13 Dec 2005	3 years	65 685
Noble Trade	Tulo	MC	MC 557C	N/A	28 Mar 2006	25 years	21 760



NATIONAL ETOSHA GAME RESERVE
Kamanjab
Etendeka Project
15 0 15km
SCALE
ANGOLA
ZAMBIA
NAMIBIA
BOTSWANA
SOUTH AFRICA
Holfontein Project
Modder East Project
New Kleinfontein/
Turnbridge Project
Spaarwater Project
Ventersburg Project
20 0 20 km
SCALE
SRK Consulting
Engineers and Scientists
Aflease Gold -
Locality Plan of Gold Assets
FIGURE
2.1

Figure 2.1: Gold Assets Locality Plan


LEGEND
Boundary of Modder East Section
Boundary of UC Prospect
LoM Mining Footprint on Black Reef
Proposed Site of Mine Infrastructure
Built up Areas
Railway Lines
Mined under Grootvlei Tribute
ML 15/2004
ML 25/2002
Holfontein prospecting right protocol 139
New Kleinfontein Section
Tumbridge Section
Slimes Dam
Benoni
SCALE
2
0
2km
Aflease Gold -
Locality and Mineral Holdings at Modder East, New Kleinfontein,
UC Prospect and Holfontein Projects
FIGURE
2.2
SRK Consulting
Engineers and Scientists

Figure 2.2: Gold Assets Locality and Mineral Holdings around Modder East



LEGEND
Mineral Area 1 - 3
Mineral Area 4 - 5 prospecting protocol 45
Mineral Area 6 prospecting protocol 142
Excluded Area
ML 8/2003 Areas 1-3, 4-5
2
0
2km
SCALE
Sub Nigel
Spaarwater
West Spaarwater
West Vlakfontein
Johannesburg
Durban
N
SRK Consulting
Locality and Mineral Holdings for the Spaarwater Project
FIGURE 2.3

Figure 2.3: Gold Assets Locality and Mineral Holdings for Sub Nigel



Jeannette
ALLANRIDGE
ODENDAALSRUS
RIEBEECKSTAD
HENNENMAN
WELKOM
Freegold (North Division)
St. Helena
VIRGINIA
VENTERSBURG
VENTERSBURG PROJECT
Unisel
Oryx
Harmony
H.J.Joel
Beatrix
THEUNISSEN
27 deg
LEGEND
Faults
Mines
Area of Interest
Prospecting Right Application - approval pending
REFERENCE:
1:250 000
2726 Kroonstad
2826 Winburg
10
0
10 km
SCALE
SRK Consulting
Aflease Gold -
Locality and Mineral Holdings
at Ventersburg Project
FIGURE
2.4

Figure 2.4: Gold Assets Locality and Mineral Holdings – Ventersburg Project


NATIONAL ETOSHA GAME RESERVE
ERL 52
ERL 43
Kamanjab
Otjivasandu
Etendeka Project EPL 3377
Boulder/Bafex EPL
KAOKOLAND
SCALE
10 km
Aflease Gold -
Locality plan of Etendeka EPL 3377
FIGURE 2.5
SRK Consulting

Figure 2.5: Gold Assets – Locality of the Etendeka Project

3. AFLEASE – GEOLOGY

3.1 Introduction

This section describes the geology of the gold assets; the nature, geometry and structural complexity of the ore bodies and the regional setting of the deposits.

3.2 South African Projects

3.2.1 Witwatersrand Basin Geology

Witwatersrand Basin operations are mostly deep-level underground mines exploiting gold-bearing, shallow dipping, tabular bodies that have collectively produced more than 50 kt (1608 Moz) of gold over the past 115 years.

The Witwatersrand Basin comprises a total of 6 km vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The preserved basin, within which those sedimentary rocks are preserved, extends laterally for some 300 km east-northeast and 150 km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin, though this may vary locally. The sedimentary rocks of the basin outcrop south of Johannesburg, but further to the west, south and east they are overlain by up to 4 km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sedimentary rocks themselves are considered to be of the order of 2 700 to 3 100 million years old (see Figure 3.1) for the general geology of the Witwatersrand Basin). Ore bodies exploited within the basin consist predominantly of narrow (0,1 to 2 metres in thickness) quartz-pebble conglomerate units that frequently display significant lateral continuity within local gold-mining districts.

3.2.2 Modder East (and UC Prospect)

Geological Setting

The five properties Modder East, UC Prospect (Tribute), New Kleinfontein, Turnbridge and Holfontein are located in the East Rand Basin, which forms part of the north-east quadrant of the Witwatersrand Basin. The geological structure of the basin is relatively uncomplicated, and it has a much smaller effect on mining operations than in other areas of the Witwatersrand Basin. The major economically exploited horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs, and the Main Reef. The Kimberley Reefs consist of a number of discrete quartz-pebble conglomerate units. The major conglomerates that have been exploited in this zone are the UK3, UK9a or May Reef, UK9b, UK9c, MK2 and MK1. Other reefs have been mined to a lesser extent. All those reefs, except the Black Reef, are part of the Central Rand Group, and the Main Reef, the oldest in the sequence, lies within the lowest formation of the Central Rand Group, immediately overlying the West Rand Group. The Black Reef forms the base of the overlying Transvaal Supergroup and is much younger than the reefs in the Central Rand Group. Figure 3.2 shows the stratigraphic column for the Modder East Project and surrounding formations in the East Rand Basin.

The East Rand Basin is separated from the Central Rand by an anticline known as the Boksburg Gap. East of Boksburg, synclines and anticlines trending north-northwest to south-southeast are developed within the Witwatersrand stratigraphy. Those structures have played an important role in the depositional history and distribution of the gold bearing conglomerates in the area. The Vogels Fault is a significant left lateral strike-slip fault with a horizontal displacement of approximately 1 000 m. Pay shoots within the displaced Witwatersrand gold-bearing reef units can be matched across the fault. In comparison with other portions of the Witwatersrand Basin, the East Rand Basin has had a relatively simple structural history. The Johannesburg Subgroup in the East Rand consists of predominantly quartz arenite and conglomerates, which occur at the base and top of sedimentary successions. The Main Reef occurs at the interface of the Central Rand Group and the lower West Rand Group. Overlying the Johannesburg Subgroup is the Turffontein Subgroup. The most significant economic unit in this package is the UK9a reef of the Kimberley Group, occurring in the upper, coarser part of the succession.

The principal target at Modder East is the Black Reef, which dips relatively shallowly to the south at between 2° and 5°. It overlies, unconformably, the Kimberley Reef sedimentary rocks that also dip to the south. Three distinct facies have been noted in the Black Reef at Modder East, namely the Channel, the Blanket and the Buckshot Pyrite Leader Zone facies.

The Channel Facies occurs in incised channels cut into the underlying Witwatersrand Supergroup rocks and is thought by some geologists to have derived most of its gold content from reworking of eroded Kimberley and Main Reef conglomerates. The channels tend to be narrow, with steep channel edges, and they can be locally very deep. The channels are frequently developed on older dykes, faults or more-easily weathered formations. The channels can also have exceptionally high grades in places.

The Blanket Facies overlies the Channel Facies, or lies directly on Witwatersrand sediments where the Channel Facies is not developed. The Buckshot Pyrite Leader Zone facies ("BPLZ") occurs above the Blanket Facies and consists of well-packed, generally porous buckshot pyrite, interlaminated with clean quartzite, and locally containing graphite stringers. The Malmani Dolomite overlies the Black Reef. Figure 3.3 displays north-south and east-west sections though the Modder East Project.

The Main Reef has historically been the most extensively exploited reef in the East Rand Basin. The conglomerate is typically well sorted and made up of mainly vein-quartz pebbles with abundant pyrite within the conglomerate matrix.

Structure

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large-scale faulting in the exploration area. A fault with a 10 m down-throw to the east has been interpreted from the drilling, and it trends north-west to south-east, following the regional fault pattern. A number of north-west trending Pilansburg-age dykes intrude along the regional faults. The footprint of the Black Reef target and drill-hole locations are shown in Figure 3.3.

Mineralization

Gold mineralization in the BPLZ is thought to be hosted within the Buckshot layers, either contained in the buckshots themselves or occurring in the matrix. Gold mineralization is erratic throughout the Blanket Facies, with no clear consistently mineralized horizons. The economic potential of this facies is limited due to the erratic nature of the gold distribution and the low grades returned from samples of this horizon.

Black Reef channels carry highly erratic gold mineralization in deposits of varying width, depth and extent. Gold mineralization is nuggety and locally concentrated.

New Kleinfontein and Turnbridge

The Main Reef has well defined pay shoots oriented roughly north-west to south-east, and these features are interpreted to be a result of channelized flow within an alluvial depositional environment of a braided fan system. The channel thickness varies from a single pebble layer to up to three metres. The conglomerate is typically well sorted, and made up of mainly vein-quartz pebbles. New Kleinfontein is in the proximal portion of the major pay shoot (Figure 3.4), while Turnbridge straddles the margin of the pay shoot and extends further south into a more distal environment.

Holfontein

A small amount of development was carried out on the Nigel Reef in the south-eastern sector of the farm. The results were not encouraging, as Holfontein was shown to lie at the northern end of a barren zone that stretches from there to the eastern part of Marievale in the south (see Figure 3.4). Several drill-holes were drilled but showed poor results.

Reports suggest that there may have been some potential for payable ore within the Kimberley Reefs in the western part of the Welgedacht property immediately to the south of Holfontein.

3.2.3 Sub Nigel

Geological Setting

The Sub Nigel Gold Mine is located in the East Rand Basin, approximately 12 km due south of Modder East. The southern and eastern limits of the East Rand Basin are defined by the outcrop and sub-outcrop trace of the Nigel Reef, which is the main mineralized unit of the Central Rand Subgroup of the Witwatersrand. Within the East Rand Basin, the upper members of the Kimberley Conglomerate Formation become poorly mineralized towards the south and are practically absent within the Sub Nigel and Heidelberg areas. The Nigel Reef is the considered to be the stratigraphic equivalent of the South Reef of the Central Rand area (see Figure 3.2). Within ERPM, the South Reef transgresses its footwall towards the east, progressively eliminating each of the underlying reef units within the Main Reef group. In eastern ERPM, the South Reef is the only developed mineralized unit that extends eastward into the East Rand Basin. Despite this, the Nigel Reef has also been referred to as the Main Reef within the East Rand Basin. Within this report, references to the Main Reef and the Nigel Reef should be regarded as synonymous.

Structure

The footwall beneath the Main Reef within the East Rand Basin consists of a gently folded succession, consisting of a set of synclines and anticlines trending north-northwesterly. The New Kleinfontein-Sub Nigel pay shoot appears to be broadly coincident with a centrally located synclinal axis running through the East Rand Basin (Figure 3.4). Within Sub Nigel, the Main Reef is developed on a grey, banded, shale footwall that is overlain to the west on Spaarwater by argillceous quartzites. The payable area of Main Reef within Spaarwater appears to be related to the quartzite footwall as opposed to shale footwalls elsewhere. Within the majority of Spaarwater, the Main Reef is developed above a shale footwall but is characterized by low grades. To the north of Sub Nigel, the Footwall Reef sub crops against the Main Reef. The middling between the Footwall and Main Reefs is a grey shale unit, locally arenaceous.

The Vogels Fault, a sinistral strike-slip fault, runs in an easterly trend across the East Rand Basin, transgressing through East Daggafontein, Vogelstruisbult and Vlakfontein, north of Sub Nigel. Within Sub Nigel and Spaarwater, there are smaller, easterly trending faults.

Mineralization

Extensive mining has taken place on the Main Reef within Sub Nigel. Mapping of the stoping and development that has taken place on the Main Reef within the East Rand Basin reveals the presence of a shoot with a total width exceeding 3 000 m, trending south-southeasterly from the New Kleinfontein Gold Mine on the northern flank of the East Rand Basin, through Vlakfontein and into Sub Nigel (Figure 3.4). This shoot appears to consist of a large number of individual channels or mineralized shoots with a prominent south-southeasterly trend and closely grouped within this main pay shoot. This pay shoot is bounded to the west by a zone characterized by low payability on the Main Reef. East of the New Kleinfontein-Sub Nigel pay shoot , an extensive area of the Main Reef has been mined, including the Van Ryn Deep, Modder Deep, Modder B, Geduld, East Gadoid, Grootvlei, East Daggafontein, Daggafontein and Vogelstruisbult Gold Mines. Smaller subsidiary pay shoot areas have been identified within the Spaarwater and Wit Nigel areas. These latter shoots resemble individual channels or channel complexes that collectively make up the New Kleinfontein-Sub Nigel pay shoot. Within the Wit Nigel area, the Main reef is best developed either within laterally restricted erosional channels that have incised the quartzites in the Main Reef footwall or within areas where the footwall consists of argillaceous quartzites.

Locally, erosion-channel features are encountered within the footwall of the Main Reef. These features are incised into the Jeppestown footwall beneath the Main Reef. They are filled with pyritic quartzites, quartzites and conglomerates; mineralization is frequently restricted to the pyritic quartzite fill within these transgressive, laterally restricted bodies.

3.2.4 Ventersburg Project

Geological Setting

The Ventersburg Project is in the southern Free State approximately 10 km east of Virginia and a similar distance south of Hennenman. The A Reef and the Leader Reef are present within the project area. Those two reefs lie within the Turffontein and Johannesburg Subgroups respectively, in the Central Rand Group, shown in the simplified stratigraphic column in Figure 3.5. The project area is approximately 15 by 4 km; economically significant gold grades on the A Reef are, however, restricted to a relatively small area (approximately 3 km by 3 km) within the northernmost part of the project area. Gold Fields drilled approximately 33 diamond drill-holes within this sector of the project area; the drill-hole spacing varied from 500 m to more than 1 000 m.

Structure

The western boundary of the project area straddles the north-northeasterly trending Virginia Fault, with the project area located within the northerly trending graben, bounded to the west by the Virginia Fault and east by the Ventersburg Fault (Figure 3.6). The project area is transected by several large-scale easterly trending normal faults, with downthrows to the south. The A Reef dips shallowly to the west, east of the Virginia Fault.

Mineralization

A single intersection of the Leader Reef has economically significant grades (WDR-1 intersected a channel of 610 mm, with an average grade of 22,7 g/t) but falls outside the area of interest. All other intersections of the Leader Reef have failed to show economically significant mineralization.

The A Reef is located anywhere from several tens of metres to more than 100 metres above the Leader Reef. Intersections of the A Reef within the area of interest yielded a range of results, from 0,4 g/t over a 457 mm channel (0,4 g/t over 457 mm) to 30,35 g/t over 270 mm, 1,31 g/t over 959 mm, and 4,98 g/t over 1 653 mm. Most of the intersections occur at depths ranging from 529 m to 856 m, although the western edge is shallower (300 to 400 m) and the south-western corner deeper (below 1000 m). The drill-hole locations within the area of interest and a schematic east-west section across the area are shown in Figure 3.6.

3.2.5 Bothaville Gap Project

Geological Setting

This project is located between the Klerksdorp goldfield and the Free State goldfield. The project area covers a shallow horst bounded by two major faults, the Taljaard's Dam Fault to the north and the Concord Fault to the south. Aflease has done no physical work on the project, but drilling is planned from 2009 onwards. However, in the past, 38 bore holes have been drilled by various companies. The target appears to have been the A, B and Leader reefs but the grades tended to be very low.

Structure

The area of interest is bounded by the two major faults that trend southwest to northwest. The northern part of the prospecting right is dominated by several faults trending east-west and the Stukpan Carbonatite. Although little information has been published, diamond drilling has indicated that the mineralized reefs are disrupted.

Mineralization

The drill-holes have recorded variable grades for both reefs, although grades have tended to be low. Only one notable intersection has been recorded on the A Reef, at 7,5 g/t over 680 mm. Further drilling is warranted, especially as large areas have not been drilled.

3.3 Namibian Project

3.3.1 *Regional Geology*

The Kamanjab Inlier is a Palaeo- to Meso-Proterozoic inlier within the Neo-Proterozoic to Palaeozoic Damara Orogen of Namibia, situated in north-western Namibia. The Kamanjab Inlier extends for some 250 km in an east-west direction and is up to 110 km wide. The Mokolian-aged rocks of the inlier include: the Huab Metamorphic Complex (ca 2 Ga), a basement sequence; the Khoabendus Group (ca 1,8 – 1,6 Ga), a supra-crustal sequence of volcano-sedimentary rocks; and the Fransfontein Granite Suite (ca 1,7 Ga). Although the geological setting and age relationships of these rocks are poorly understood, it is thought that the Huab basement was subjected to intra-continental rifting with volcanism and sedimentation forming the Khoabendus lithologies. The Fransfontein Granite Suite then intruded the system. The geology and mineral occurrences are shown in Figure 3.7.

The Huab Metamorphic Complex consists of upper amphibolite facies, ortho- and paragneisses, granites and metabasite dykes. This complex is one of several such Palaeo- to Meso-Proterozoic complexes that occur in Namibia as metamorphic inliers within younger sequences.

The Khoabendus Group is best preserved in the western part of the Kamanjab Inlier and consists of the basal West End Formation overlain by the Otjovazandu Formation. The West End Formation consists of a package of intermediate to acid volcanic tuffs and lavas up to 1 000 m thick. This package has been intruded by a number of acid to intermediate intrusives, chiefly quartz-monzonitic to granodioritic in composition, granites and granodiorites of the Fransfontein Granite Suite. The basal part of the Otjovazandu Formation consists of up to 2 000 m of felsic instrusives and lavas with intercalated quartzitic lenses. Overlying these is an upper portion that includes a basal ortho-quartzite, tuffaceous quartzite, banded iron formation, argillite and dolomites. This sequence is intruded by a number of basic to intermediate lithologies.

Major structural features are present, including the Rehderstal Fault, a zone of displacement trending east-west, and cataclasis that extends for more than 120 km. The major faults appear to have been reactivated during the Damara Orogen.

3.3.2 *Previous exploration nearby to Etendeka EPL*

Previous exploration in the Tevrede/Tevrede South/Honib EPLs immediately west of the Etendeka EPL undertaken before 1991 was confined to the Khoabendus Group, where several important mineral occurrences were discovered:

- Highly anomalous copper and silver values in brecciated Khoabendus rocks, with copper grades of up 9,1% and silver grades of up to 620 g/t close to late-stage granites;
- Highly anomalous gold values, up to 50 g/t, associated with structurally-controlled magnetite, hematite and pyrite within silicified zones and quartz veins along an 11 km strike of Khoabendus quartzite;
- Anomalous copper and gold (up to 32% and 11 g/t, respectively) hosted within tuffaceaous quartzites over a strike length of some 2 km;
- Grab samples of hematite-rich quartz veins in andesite taken immediately north of the Swartskamp Granite returned anomalous copper and gold values.

The Tevrede area is underlain by volcanic-sedimentary rocks of the Khoabendus Group in contact with a large polyphase granite complex. The granite complex is intruded by the 5 km diameter Swartskamp Granite (a high-heat production ("HHP") granite) enriched in potassium, thorium and uranium. This granite is mantled on all sides by coincident magnetic and potassium-thorium anomalies indicating extensive, pervasive iron-potassium metasomatism. Similar HHP granites intrude the Khoabendus Group on Honib and Tevrede South.

Exploration on Tevrede has been driven by the belief that copper-gold mineralization in the sediments is peripheral to an unusually large IOCG mineral system in the granite complex in the southern portion of the property. The system has many features in common with the famous Olympic Dam deposit in South Australia. The property hosts large scale targets

defined by gravity surveys, within and peripheral to the porphyritic granite plug, and soil and rock geochemistry anomalies, in close spatial association with mineralized outcrops. Drainage and rock sampling programme defined six new, uncharacteristically high gold and copper zones. One high-priority area occupies more than km^2.

In its report on the project dated April 2003, Boulder Mining presented high-grade gold values from bedrock in the western portion of the project area where individual rock grab samples reported gold grades as high as 88,5 g/t with 2,27% copper. Samples were collected from a structural corridor trending north-south and encompassing a feature known as Azurite Hill. The southern portion of the structural corridor is reported to lead into a gravity anomaly, and the vein system appears to tie into the overall geological model consistent with a large IOCG system. Reconnaissance drilling up to 2005 confirmed the gold discovery on the Azurite Hill trend, where a 60 m wide alteration envelope yielded a 21 m intersection carrying gold at 1,15 g/t, with two metres running at 9,8 g/t.

A reverse-circulation drilling programme of 20 holes completed in December 2003 tested some of the IOCG targets on the Tevrede property. Most drill holes encountered alteration assemblages or mineralization or both, consistent with an IOCG hydrothermal system.

In a mid-2005 announcement, Boulder Mining reported on an area it refers to as the Gold Trend, which is defined by a gravity anomaly 6 km in length with coincident soil-sediment geochemistry anomalies with gold grades ranging from 1 g/t to 2,8 g/t. In addition, soil samples in the Kamdesha zone in the south-western portion of the property have highlighted further zones of interest near a gravity anomaly.

3.3.3 Etendeka Project

The simplified geological map (Figure 3.8) shows that rocks of the Khoabendus Group and Fransfontein Granite are present within the Etendeka EPL. Although the results from Tevrede/Tevrede South are encouraging and bear significance for the Etendeka EPL, which has similar rock associations, this is not necessarily indicative of appropriate geology or presence of mineralization on the Etendeka EPL.

Gelbingen Target Area

Gold was found in a gossanous body in calcareous tuffs and shales of the Khoabendus Group, 25 km north-west of Kamanjab, on the farm Gelbingen 630, within the eastern part of EPL3377 (see Figure 3.8). Systematic sampling indicated a gold content of 3 g/t, and a grade of 2,7 g/t was obtained in a drill-hole at a depth of 45 m.

3.4 Exploration Programmes

3.4.1 Modder East

The boundaries of the Mineral Resource defined for the Black Reef at Modder East consist of a shoreline to the north, northeast and northwest, interpreted from the observed relationship with the subcrop of the Kimberley reefs in other areas in the East Rand Basin. To the south, the resources are limited by decreasing grades. The resource is a direct extension of the Black Reef currently being mined by Petrex at Grootvlei mine (to the west of Modder East and the UC Prospect). Potential exists for an extension of the ore body to the southeast of the currently defined position. Higher grades to the south could lead to an extension of the ore body in that direction. Additionally, to the north of the currently defined exploration target in the southern portion of Modder East, previous drilling has indicated the presence of a Black Reef Channel Facies targets in the northern and central part of the mine.

Adjacent to Modder East, the Kimberley Reef is being developed by Petrex approximately 700 m below surface and dips at an angle of 10° to 15°. At Modder East, the UK9a Reef has been drilled and evaluated between 290 and 530 m below surface. It is possible that close-spaced drilling from UK9a stopes may result in the delineation of similar channels on other Kimberley horizons. The UK9c Reef, for example, is 15 to 20 m below the UK9a Reef and is a robust, large-pebbled conglomerate band approximately a metre thick. The UK9b Reef contains poor grade values, but the UK9c Reef has been stoped in scattered areas

throughout the Modder East property. The proximity to the Black Reef will reduce the cost of accessing the Kimberley Reefs. The UK9c unit could be a mining proposition where it is in contact with the underlying MK1 Basal Reef. The MK1 Basal Reef normally lies 5 to 10 m below the UK9. It is usually poorly developed, but higher gold grades exist in conglomerates and heavy mineral stringers. These conditions exist in places at Modder East, but vertical and lateral irregularity makes prediction of payable areas difficult.

The Main Reef has been the most important gold producer in the East Rand gold field. It is proposed that should future Main Reef mining be profitably exploited at Modder East, underground access would be possible from the refurbishment of a number of existing adits and shafts.

Table 3.1 summarizes the drilling programme undertaken on the Modder East Project.

Table 3.1: Modder East – Exploration Drilling 2001 to 2007

Date	Borehole Numbers	Mother hole (m)	Deflection (m)	Number of Deflections
2001 to 2002	DD01 to DD07	2 385	488	16
2003	DD08 to DD20	4 592	785	22
2004	DD21 to DD28	3 283	421	25
2005	DD29 to DD54	9 962	1 971	92
2006	DD55 to DD59	2 638	556	20
2007	DD60 to DD63	1 333	280	14
Total		24 193	4 502	189

Over 24 000 metres have been drilled over the last five to six years, targeting Black Reef and Kimberley Reefs (UK9a and UK5). There has been an additional 4 500 metres of deflections.

Aflease advised SRK that it is busy drilling for the UK9a Reefs from the underground workings within the Grootvlei Tribute area.

Aflease completed a Feasibility Study on the Modder East project in May 2006, the results of which are included in this CPR.

3.4.2 New Kleinfontein and Turnbridge

The exploration drilling in these two areas have been included in the Modder East exploration programme.

3.4.3 Sub Nigel

Aflease's exploration programme for the Spaarwater Mineral Areas 1-3 is aimed at delineating and classifying the resource blocks on the Nigel Reef. The programme is scheduled to take three years and involves, *inter alia*, the following steps:

- Surface drilling
- Underground drilling
- Geological magnetic survey
- Underground face sampling
- Desktop studies
- Target generation
- Underground mapping
- Mineralogical analysis
- Metallurgical and process test work.

The exploration of Spaarwater Areas 4, 5 and 6 will be run in a parallel programme and will involve, *inter alia*, the following steps:

- Desktop studies
- Target generation
- Geological magnetic survey
- Surface drilling
- Metallurgical and process test work
- Geological modelling.

3.4.4 *Ventersburg Project*

The exploration programme is aimed at an area of 13,2 km^2 with a potential resource of 6,6 million ounces of gold on the "A" Reef horizon. The expected potential is based on information obtained from 70 holes drilled in the past. The exploration programme is scheduled to extend over five years and involve, *inter alia,* the following steps:

- Desktop study and data search
- Regional geological mapping
- Target generation
- Reconnaissance and valuation
- Mineral Resource determination
- Geophysical survey: Airborne magnetic survey
- Target screening and selection
- Metallurgical and process test work
- Ore Reserve conversion and independent audit
- Pre-feasibility study
- Feasibility study.

3.4.5 *Holfontein Project*

Aflease has compiled a three-year exploration programme for the Holfontein Project, which targets the Nigel Reef and Kimberley Reefs. The programme is scheduled to involve the following main steps:

- Desktop study and scoping studies
- Geological magnetic survey
- Surface drilling.

3.4.6 *Etendeka Project*

Aflease has compiled a three-year exploration programme for the Etendeka Project, which is scheduled to involve the following main steps:

- Desktop study and data search
- Regional geological mapping
- Target generation
- Geological magnetic survey
- Surface drilling.

3.4.7 *Exploration Budgets*

SRK has examined the planned exploration budgets compiled by Aflease for the next three years (2008 to 2010) and these are summarized in Table 3.2.

Table 3.2: Summary of Exploration Budgets (ZAR)

PROJECTS	2009	2010	2011	Total
Ventersburg	16 258 160	16 901 575	19 451 985	52 611 720
Bothaville	4 310 580	4 310 580	4 310 580	12 931 740
Etendeka	3 354 640	3 500 000	0	6 854 640
Tulo	18 876 400	6 022 633	5 093 600	29 992 633
Sub Nigel 1,2,3	3 416 600	2 483 216	0	5 899 816
NK/Turnbridge	50 000	0	0	50 000
Sub Nigel 4,5,6,8	0	1 500 000	3 000 000	4 500 000
Other Projects – SA	2 000 000	6 000 000	4 000 000	12 000 000
Other Projects – Africa	0	6 000 000	10 000 000	16 000 000
Rights Applications	50 000	100 000	100 000	250 000
Miscellaneous	100 000	100 000	100 000	300 000
Total	48 416 380	46 918 004	46 056 165	141 390 549

The exploration budgets set out in Table 3.2 for the various assets appear to be reasonable, based on the planned activities incorporated into the programmes.

The capital required to fund the above described exploration project will be obtained from internal cash retentions, cash flow from operations or from funds to raised from financial institutions. None of these exploration projects are related to the Modder East or Sub Nigel mining operations and the budgets can easily be reviewed or changed depending on Aflease's ability to provide the funding.


LEGEND
Younger cover sequences
Exposed Central Rand Group
Covered Central Rand Group
Exposed West Rand Group
Covered West Rand Group
Dominion Group
Exposed granitoid basement
Major faults
Gold fields
Mining Assets
SRK Consulting
Aflease Gold -
Generalised Geology of the Witwatersrand Basin
FIGURE
3.1
SCALE
50
0
50km
Ventersburg Project
Welkom
FREESTATE GOLDFIELD
KLERKSDORP GOLDFIELD
FAR WEST RAND GOLDFIELD
WEST RAND GOLDFIELD
CENTRAL RAND GOLDFIELD
EAST RAND GOLDFIELD
EVANDER GOLDFIELD
New Kleinfontein / Turnbridge Prospect
Modder East Exploration Area
Spaarwater Project Sub Nigel 1-3 & 3-6
Vredefort dome
Devon dome
Heidelberg
Vereeniging
Potchefstroom
Westerdam dome
Kroonstad
SOUTH AFRICA
BOTSWANA
NAMIBIA
ZIMBABWE
MOZAMBIQUE

Figure 3.1: Generalized Geology of the Witwatersrand Basin


BUCKSHOT PYRITE
LEADER ZONE
BLANKET FACIES
CHANNEL FACIES
TRANSVAAL SUPERGROUP
MALMANI SUBGROUP
MONTE CHRISTO
BLACK REEF QUARTZITE
WITWATERSRAND SUPERGROUP
TURFONTEIN
KIMBERLEY
JOHANNESBURG
BOOYSENS
RANDFONTEIN
KIMBERLEY REEFS
UK 9A
BLACK REEF
MAIN REEF
SRK Consulting
Engineers and Scientists
Aflease Gold -
Simplified Stratigraphy for the
Modder East Project
FIGURE
3.2

Figure 3.2: **Simplified Stratigraphy for the Modder East Project**


NS Section
EW Section
LEGEND
BPLZ Footprint
Mined out under tribute
Boreholes drilled in 2005
SCALE
0
500
500m
BPLZ
Channel Facies
Blanket Facies
Modder East - South North Section
Modder East - West East Section
200
200m
250
250m
Aflease Gold -
Modder East Project
BPLZ Footprint, Borehole Positions and NS/EW Projection Sections
FIGURE
3.3
SRK Consulting

Figure 3.3: BPLZ Footprint, Drill-hole Positions and NS/EW Projection Sections



LEGEND
Low payable zone
Outcrop/Suboutcrop of Nigel Reef
Spaarwater Project
New Kleinfontein/ Turnbridge Project
SCALE
Sub Nigel 6
Sub Nigel 5
Sub Nigel 4
Sub Nigel 3
NEW KLEINFONTEIN AND SUB NIGEL 1-6 PAYSHOOT
SRK Consulting
Aflease Gold -
East Rand Basin
Extent of Stoping on the Nigel Reef
FIGURE 3.4

Figure 3.4: **East Rand Basin – Extent of Stoping on the Nigel Reef**


KAROO SEQUENCE
VENTERSDORP SUPERGROUP
ELDERADO
WITWATERSRAND SUPERGROUP
CENTRAL RAND GROUP
TURFONTEIN SUBGROUP
JOHANNESBURG SUBGROUP
TRANSITION ZONE
WEST RAND GROUP
JEPPESTOWN SUBGROUP
GOVERNMENT SUBGROUP
Ventersdorp Contact Reef
Elsburg Basal Reef
'A' Reef
Sand River Reef - GFSA - Kalkoenkrans Reef - Gengold
K4 Reef - AAC; Aandenk Reef (JCI);
Rewashed Big Pebble Marker - Rand Mines
'B' Reef
Leader Reef Zone
Steyn Reef; Basal Reef
Ada May Reef
IDEALISED COLUMN
Not to scale
Max thickness +/- 8 600m
Large sections often absent
Section thickness vary substantially
SRK Consulting
Aflease Gold -
Stratigraphy of the OFS Goldfield
simplified from de Bever (Ref.6)
FIGURE
3.5

Figure 3.5: Stratigraphy of the OFS Goldfield



Surface
500m
1000m
WS-9
BOW-1
WS-4
WOR-1
RO-1
UK-1
Karoo Sequence
A - Reef
EOH
Virginia Fault
SECTION A-A'
VV-2
VV-1
PW-1
WS-6
WS-1
X + 3 100 000
UZ-1
WS-2
RR-1
433
WS-3
UK-1
A'
BOW-1
RO-1
A
WOR-1
SUB-OUTCROP OF "A" REEF
WS-8
WS-4
SUB-OUTCROP OF "A" REEF
WS-7
WS-8
KL-1
FP-2
VIRGINIA FAULT
WOV-1
VL-2
FP-3
KL-2
FP-1
VL-1
VENTERSBURG FAULT
ON-1
VOB-1
IDA-1
VIT-1
ZL-1
BHM-2
LEGEND
'A' Reef suboutcrop
Fault
Intersected 'A' Reef
behind suboutcrop
no information
zone of higher gold content
1
0
1km
SCALE
SRK Consulting
Engineers and Scientists
Aflease Gold -
Ventersburg Project, Plan of borehole localities and "A" reef sub outcrop position within Area of Interest
FIGURE 3.6

Figure 3.6: Ventersburg Project – Plan Showing Drill-hole Localities and "A" Reef Sub-outcrop


Aflease Gold -
Geological and mineral occurrence map of the Kamanjab Inlier showing the location of the Etendeka EPL and other EPL'S/Erl mentioned in text (Geol.Survey of Namibia, 1998)
FIGURE 3.7
SRK Consulting
LEGEND
Damaran Rocks
Fransfontein Granite Suite
Khoabendus Group
Huab Formation Basement
SCALE
30
0
30km
ERL (Teck Cominco)
Etendeka EPL
Kamanjab Inlier
Tevrede
Tevrede South
Honib

Figure 3.7: **Location Map of the Etendeka EPL (Geological Survey of Namibia, 1998)**



Ermo Au
Gelbingen Au
Kamanjab
Tevrede Au
Kaross Granite
Kamdescha Au
Prospecting Licences
Bafex/Boulder
Etendeka
Teck Cominco
Mineral Occurrences
Copper
Gold
Lead/Zinc
Geological References
Etendeka Group
Abenab Subgroup
Nosib Group
Franstontein Granite
Khoabendus Group
Basement Complex
10
0
10km
SCALE
SRK Consulting
Aflease Gold -
Simplified Geology of the Kamanjab Target Area
FIGURE 3.8

Figure 3.8: Etendeka Project – Simplified Geology of the Kamanjab Area and Mineral Occurrences

4. AFLEASE – MINERAL RESOURCE ESTIMATES

4.1 Introduction

This section summarizes the methods used by Aflease to derive and classify its latest Mineral Resource estimates. It also gives SRK's comments and opinions on the reasonableness of these estimates and presents SRK's audited Mineral Resource statements as appropriate.

4.2 SRK Audit Procedures

SRK has not recalculated Mineral Resource estimates for Aflease's Mining Assets. SRK, however, agreed with Aflease the process to be used to generate the resource estimates and has undertaken sufficient checks to verify that the process was correctly applied. SRK has not independently verified the underlying sampling and assay data.

The Mineral Resources have been classified according to the guidelines in the SAMREC Code[1].

4.3 Modder East – Mineral Resource Estimation Method

Mr Charles Muller, an independent resource geologist on contract to Aflease, compiled the latest Mineral Resource estimate for Modder East. SRK has not re-estimated the resource but has reviewed the data and methods used by Mr Muller.

4.3.1 Drilling

The standard drilling procedure used by Aflease for the Modder East project is based on diamond core drilling techniques and calls for the mother hole to be drilled into the BPLZ and the underlying Kimberley Reef zone. The core size that has been used is BQ. The drilling of two deflections is standard on the BPLZ, and if the UK9a is identified within the mother hole, two deflections are developed on the UK9a. The deflections are drilled using TBW core barrels. A down-hole multiple shot drill-hole survey is then carried out at ten-metre intervals giving data on both the mother hole and the drill-hole deflections. The drill collar is initially laid out using hand-held GPS instrument; on finalization of drilling, the collar is surveyed by a registered surveyor on contract to Aflease, using a differential GPS instrument.

4.3.2 Sampling Method and Approach

The sample handling protocol is that core recovery over the sampled economic horizon must be such that the recovered core, when sampled, is 'representative' of the unit for grade evaluation. Should core losses be judged unacceptable, additional deflections may be drilled from the mother hole in order to recover acceptable sample material. Three representative intersections for sampling were normally required from each diamond-drill hole.

A unique sample number is assigned to each sample. Dips of geological contacts are measured relative to the core axis, and these data are recorded to enable a true sample width to be estimated for each sample. The sample is then split along its length using a diamond saw. Samples are cut from one side of the split core, with sample intervals controlled primarily by the geology. Samples are bagged in heavy-duty plastic bags, which are used only once, and sent to the assay laboratory.

4.3.3 Sample Preparation, Analyses and Security

Drill-hole core samples were assayed at the SANAS-accredited Anglo American Research Laboratories ("AARL") using a 50 g aliquot fire assay and an instrumental finish using ICP-MS technology. For quality-control, blanks and quality-control standards are submitted in each sample batch by the laboratory. A review of the analytical quality-control data, provided as part of the assay certificate for all drill holes drilled between February 2004 and July 2005, showed that the data are suitably accurate (monitored with SARM 54 and SARM 53 certified reference materials) and precise (pulp splits done on 10% of data) to be used as the basis of a Mineral Resource estimate.

[1]JSE Listings Requirements (Section 12) require that companies listed on the JSE Report their Mineral Resources and Mineral Reserves in accordance with the SAMREC Code.

4.3.4 Data Verification

External to the AARL analyses, there is a small data set (66 samples) consisting of pulps recovered from AARL and submitted to the SANAS-accredited SGS Lakefield Laboratories ("SGS-L"). Examination of these results demonstrates good agreement between the two laboratories results. SRK recommends that sets of pulp rejects should be routinely analysed at an umpire laboratory to provide an independent verification of the sample grades.

4.3.5 Data Quality and Quantity

A number of drilling programmes have been completed on Modder East, targeting the Black Reef and to a lesser extent the UK9a Reef. Normal drilling procedure is for the mother-hole to be drilled using a BQ size into the BPLZ and the Kimberley Reef zone. The drilling of two deflections is standard on the BPLZ and two to four deflections on the UK9a. Deflections are drilled TBW size. A down-the-hole multi-shot drill-hole survey is then carried out at six-metre intervals giving data on both the mother hole and the drill-hole deflections. Gencor completed 14 drill holes in the area before 1993, and Harmony drilled three holes in 1994. The positions of these holes are shown in Figure 3.3. Also shown are the positions of the drilling in the series DD1 to DD52 completed between 2001 and 2005:

- Phase 1: 3 drill holes DD1 to DD3 (June 2001 – August 2001);
- Phase 2: 18 drill holes, DD4 to DD21 (October 2002 – December 2003);
- Phase 3: 7 drill holes, DD22 to DD28 (September 2004 – February 2005);
- Phase 4: 23 drill holes, DD29 to DD52 (February to December 2005).

The results of the latest drilling, specifically on the BPLZ of the Black Reef and the UK9a Reef, together with the reinterpretation of all drilling completed to date, has increased the resource base substantially from that included in the 2005 Mineral Resource estimate.

The Gencor drill holes (14 holes in the 2873 – 3111 series) were analysed at Gencor Springs Laboratory. The Harmony holes (3 holes prefixed with GVP) intersected waste on the Black Reef Contact representing a palaeo-high with no Black Reef developed. The NKMC samples (Drill-holes DD1-DD28) were all sent to AARL and fire assayed using a 50-gram aliquot and an atomic-absorption finish. Aflease has continued to make use of AARL for the analysis of drilling results at Modder East. The insertion of blanks and quality control standards in each sample batch for quality control is part of the laboratory's standard procedures, and the mine staff did not submit any independent quality-control samples. The database results from DD1 to DD22 have not been reviewed to examine data-transcription issues; all assay data are provided electronically, but these data are entered by hand into the drill-hole database. The staff entering the data do pay particular attention to the link between sample grade and lithology; quartzites are generally low-grade or barren, while samples in which the presence of pebbles is recorded typically display higher grades. The quality-control results of drill holes DD22 to DD52 have been examined in detail. In addition to their own standard reference materials, quality control at the laboratory includes the analyses of replicate samples, prepared in the laboratory and representing approximately 10% of the samples received. In addition, AARL participates in a variety of inter-laboratory cross checks. SRK has obtained all AARL's laboratory certificates for samples analysed since February 2004. These certificates contain all duplicate analysis data as well as laboratory returns for certified standard-reference materials, SARM 53 and SARM 54 respectively. In addition, a set of internal quartz blanks is also recorded in the data. SRK has prepared standard charts to explore the analytical quality for this subset of the total Modder East data. SARM 54 is a low grade standard (certified value is 0,21 g/t) and the laboratory returns (134 assays) for this material range from 0,16 to 0,25 g/t, with an average of 0,21 g/t. Within the chart, values sorted on date of submission, using the laboratory sequence numbers, do not show any persistent trends of value with time. SARM 53 is a higher-grade standard (certified value is 3,99 g/t). The laboratory returns for this standard include two anomalously low values (both 1,87 g/t). Exclusion of these two values yields a data set of 134 samples, with a range of 3,58 g/t to 4.35 g/t and an average of 3,86 g/t. The implication of this is that values around 4 g/t may be understated by approximately 4%. A plot examining reproducibility within the paired data (original assay

and laboratory duplicate) shows that 90% of the pairs report a half-absolute relative difference of 14% or less. SRK is of the opinion that the data quality and underlying qualitative logging are sufficient to support a Mineral Resource estimate.

A subset of samples assayed at the AARL was sent to SGS-L for check assay; 66 duplicate assay values were provided to SRK for analysis. A scatter plot of the values reveals that the Lakefield values are on average higher than the AARL values. Samples with low grades show relatively good agreement, and the scatter increases with grade. A plot of the Half Absolute Relative Difference reveals that many of the samples with large grade differences are high-grade samples. This implies the presence of coarse gold in the reef, which, when using small sample aliquots that is typical for fire assay, can significantly affect the grade of a sample by their chance presence or absence. A quantile-quantile plot, which compares the ranked sample values from each laboratory, regardless of pairing by sample, shows that the cumulative histograms of the 66 assays from the two laboratories are very similar in shape. A notable exception is one sample from Lakefield with a grade of 112 g/t. This is far greater than the next highest sample in the dataset at 40 g/t. The average value of the Lakefield data is more than a gram per ton higher than the AARL data. However, if the sample with a grade of 112 g/t is removed, the average values of the two datasets differ by only 0,1 g/t. The presence of coarse gold in the reef might introduce a high degree of scatter in the duplicate-sample values, especially if the sample aliquots submitted for assay are relatively small. The presence of such extreme values suggests that an analysis of the data to determine the effect of capping certain outlier values may be merited.

For the most recent Mineral Resource estimation study completed by Charles Muller, the data were acquired from Aflease in the form of Excel spreadsheets. The data from the 14 holes drilled by Gencor did not contain the original individual sample values, but were presented as full reef composite values. These drill-holes were used only for the evaluation of the BPLZ where the mineralized zone is on average only 430 mm thick. Only five of the 14 holes contained a composite sample value for this facies. For the Channel and Blanket Facies, individual drill-hole samples were composited to a one-metre length. The BPLZ facies was evaluated as a full reef composite.

The BPLZ estimate is based on 52 diamond drill holes developed by Aflease. Of those drill holes, there are 36 reef intersections that have been included in the estimate. In addition, 14 diamond-drill holes previously developed by Gencor were included in the estimate; the data files contain eight BPLZ intersections. In addition, extensive mining of the BPLZ has taken place on the Petrex Property to the south of Modder East and within parts of the UC Prospect area. Underground channel-sample data from the UC Prospect have been included in this estimate; 238 declustered values have been retained for the estimate. Those data are not explicitly described in the documentation associated with the Modder East Mineral Resource estimate and appear to have been declustered (i.e. averaged) in 50 m x 50 m squares.

In addition to the Black Reef, Aflease has also delineated Mineral Resources on the UK9a and the UK5a within the footwall of the Black Reef. The UK9a is a narrow-channel reef, with frequent intersections characterized by the presence of kerogen, either as lamina partings or as flyspeck carbon within the conglomerate reef unit. A dataset consisting of 171 000 underground channel samples in stoping and development on the Grootvlei Mine immediately south of the Modder East project area is available as an analogue to the pay shoot that is considered to have been intersected on Modder East. The data show a complex distribution of grades in a channel complex that trends in a north-westerly direction.

Thirty-nine drill-holes were used to calculate a resource estimate for the UK9a Unit. Twenty of these holes were newly drilled and had not previously been included in a Resource Estimate. Seven holes were available for evaluation of the UK5a unit.

SRK is satisfied that the assay data are of sufficient quality for use in Mineral Resource estimate.

4.3.6 Ore Body Definition and Resource Estimation

Previous modelling of the ore body in December 2004 considered two separate facies types (BPLZ and Blanket Facies), which were later combined into a single model. Modelling in May 2005 considered three distinct reef types (BPLZ, Blanket Facies and Channel Facies) where samples from the Channel Facies and Blanket Facies were composited to a one-metre interval. An examination of histograms and probability plots revealed no anomalous grade values that required the cutting or capping of the grade data.

There have been some relatively minor changes to the estimation approach used for this estimate. Where the BPLZ channel width is less than a metre, the reef width has been composited to a minimum one-metre length through the inclusion of underlying Blanket Facies material. The Blanket Facies is a low-grade sandy unit that is interlaminated between the BPLZ and the Channel Facies. Previous estimates reported the results of these three facies units separately, whereas this current estimate seeks to combine units in a manner akin to the way in which they would probably be mined. It seems logical to consider that the BPLZ would be mined and that the excess stope-width, where required, would be located within the underlying Blanket Facies material.

A triangulated surface model was constructed, describing the upper and lower contact surfaces for each of the facies units. For each facies unit, the pairs of surfaces (i.e. upper and lower contact) were then filled with model blocks that have been clipped to the wireframe in order to represent the volume of this reef facies. These seam models (one for each reef facies) were then regularized to 200 m x 200 m x 1 m before grade estimation. Each block within the 200 m x 200 m x 1 m block model records the proportion or volume of each reef facies it contains.

Variography has been based on the full reef composites, and work reported by Lavery on an adjacent property has been included within the interpretation of the variograms derived from the present data set. Close-spaced underground channel data were available from the adjacent property to the south of the area being modelled. The BPLZ has been subdivided into three distinct domains, as shown in Figure 4.1, based primarily on interpretation of the metal accumulation and channel-width distributions as indicated by the drill-hole data. In addition, it is well demonstrated from the Petrex property that the BPLZ accumulation and grade distributions are spatially related to the position relative to the western margin of BPLZ development, a feature colloquially referred to as the shoreline. At the shoreline, the BPLZ cuts out and the hangingwall quartzites overlay the BPLZ footwall direct. However, where the BPLZ is developed immediately adjacent to the shoreline, the metal accumulation and grade are typically high and decrease systematically towards the east, away from the shoreline. The drilling data available within the BPLZ unit on Modder East support this spatial grade behaviour.

The variograms were assumed to consist of a pair of nested spherical structures. The drill-data spacing at Modder East is too widespread to allow the short-range structure to be determined experimentally. Variograms from Grootvlei Mine have been documented, and reference to this information by Mr Muller was included in the derivation of the variogram structure for the Black Reef facies units in the Modder East project. All variograms (i.e. BPLZ, Channel Facies and Blanket Facies were assumed to have a relative nugget effect of 55% and for the first structure sill to have a relative variance of 25%. In addition, the first range structure was assumed to have a range of 30 m.

Estimates were developed using simple Kriging with a local mean value, this being the most appropriate estimation technique for the widely spaced data used in the estimation of the Black Reef facies units. The block size used for the estimation is 100 m x 100 m, and the metal accumulation and channel-width data were interpolated using simple Kriging. A density (specific gravity) of 2,8 was assigned to the BPLZ facies and 2,7 to the Channel and Blanket Facies. Local mean values were assigned to blocks using a larger search neighbourhood of 400 m x 400 m. At least 12 samples were required within the search neighbourhood to allow the assignment of the local mean. Otherwise, the average value applicable for the entire domain was used as the mean within simple Kriging. Kriging was based on a search neighbourhood that was slightly larger than the variogram ranges, and soft domain boundaries were also defined, such that data immediately outside a domain

may contribute to the estimation of blocks on the margins of that domain. Once the block estimates were developed, a post-processing operation estimated the proportion of each block, expressed in terms of smallest mining units ("SMUs") that might be accessible above a defined cut-off grade. This process makes use of a two-parameter lognormal model and is in effect a lognormal shortcut. In deriving the dispersion variance of the SMUs, the theoretical log-dispersion variance of the panels (i.e. the 100 m x 100 m blocks) was estimated from the point-data variogram, and account was taken of the Kriging variance of the estimated average panel grade. The log dispersion variance of the SMUs was also derived from the variogram model, and the information effect was derived from an estimate of an SMU using data that were assumed available at the time of exploitation. This process permits the estimation of the recoverable component of a Mineral Resource (recoverable over a cut-off grade) on the assumption that the variogram models are correct and that the operation can realistically undertake selective mining using the SMU geometry that has been included within the estimation of the Resource. For the BPLZ, the SMU was 20 m x 30 m, which realistically was probably slightly too small, given the nature of the BPLZ and the intended mining method. That said, SRK considers the impact of changing the SMU dimension is within the limits of uncertainty on the global resource values.

The Channel Facies consist of a sequence of pyrite-rich quartzites, pebbly quartzites and conglomerates that are approximately three metres in thickness and separated from the overlying BPLZ by the Blanket Facies, a zone of quartzites that are ostensibly barren and have an average thickness of approximately one metre over the Modder East project area. The Channel Facies material is erosional into its footwall, and estimates have been developed for the Channel Facies over much of the delineated footprint of the mineralized BPLZ. In the March 2005 estimate, the Channel Facies was estimated using a three-dimensional block model with cells of one metre in height. The estimate uses a seam-approach in which the block height reflects the modelled width of the mineralization. Within the geological model, the thickness of the Channel Facies ranges from approximately 0,8 metre to a maximum of 5,4 metres and the average thickness is 2,8 metres. Coupled with the overlying Blanket Facies material that has not been incorporated with the BPLZ, the average mineralized width for the combined Channel Facies and Blanket Facies is approximately 3,8 metres. The Channel Facies has been subdivided into four domains (Figure 4.1-B) based on metal accumulation and channel-width data. Within the Channel Facies, the estimate is a genuine three-dimensional estimate of grade into blocks of one metre in height using one-metre sample composites, so no problems are anticipated in this estimate.

4.3.7 *Classification*

No specific numerical rules have been applied for the classification of the Mineral Resource. It is stated that the classification of a Mineral Resource is a function of the confidence of the estimate, including confidence in drilling, sampling, geological understanding, geostatistical relationships, etc. Aflease has listed the following aspects or parameters as important factors for consideration in resource classification:

- Sampling: Quality assurance and quality control
- Geological confidence
- Number of samples used to estimate a specific block
- Kriged variance
- Distance to nearest sample
- Lower confidence limit (blocks)
- Kriging efficiency
- Deviation from the lower 90% confidence limit (data distribution within resource area considered for classification).

Using the criteria listed above, the entire Black Reef resource at Modder East has been classified as an Indicated Mineral Resource. Based on the same criteria, Inferred Mineral Resources could be delineated adjacent to but beyond those classed as Indicated. However, resources tabled were restricted to the areas close to sample (drilling) information. SRK is of the opinion that the classification applied is valid, especially when the adjacent mining areas are included in the consideration of the continuity of the mineralization in the diamond-drill holes.

4.3.8 *Grade Reconciliation*

Descriptive sample statistics were presented for each facies within each domain. The resource statement, however, has tabled a mean grade value for each facies, each at a slightly different cut-off value.

4.3.9 *UK9a Ore Body Definition and Resource Estimation*

The resource for the UK9a was calculated using 39 holes. Twenty of these are newly drilled holes (BQ core size) that have not participated in previous resource estimates. The UK9a has been sub-divided into five distinct domains (Figure 5.3) based primarily on interpretation of the metal accumulation and channel width distributions as indicated by the drill-hole data and the interpreted pay shoot.

A composite gold grade and channel width were interpolated using an inverse-distance-cubed weighting process within the inferred UK9a channel feature. The block model was two dimensional with a block size of 100 m x 100 m. The interpolated channel width and a specific gravity of 2,7 was used for the estimation of the *in situ* tonnage in the channel features. For the conversion of the *in situ* estimate to a Mining Resource, a stope width of one metre was applied, and external dilution included within this mining cut was added to the channel tonnage. In addition, a cut-off of 199 cmg/t was applied.

The underground channel sample dataset from the Grootvlei Mine was used to develop well-informed directional variograms from the larger set, and these variograms were rescaled to the variances observed in the drill-hole data set on Modder East. Typical Kimberley Reef is present as channelized reef, with comparatively narrow zones of relatively high-grade material surrounded by significantly lower-grade mineralized reef. Within the channel feature itself, a complex internal geometry may be found, with very narrow high-grade shoots and zones located as lens like bodies within the channel. The size, shape and abundance of these features may significantly affect the average grade of the mineralized channel. Being small (generally several metres to perhaps tens of metres in width), these features are generally very incompletely sampled within surface drill holes and ultimately lead to significant difficulties in deriving realistic Mineral Resource estimates from relatively wide-spaced surface-drilling data. The area of the UK9a that could be considered classifiable as an Indicated Mineral Resource is restricted to the Domain 1 area (Figure 4.1-C).

The cut-off for all Reefs is based on the same assumptions of Gold Price and Exchange rate. An exchange rate of ZAR 7:1 US$, and a gold price of US$720/Oz were used in the cut-off calculations. The principal difference between the UK5a and UK9a reefs is the reef width. While there will be a different working cost for reefs of different thickness the reef thickness affects the cut off calculation of the cmg/t values as well, assuming a similar g/t cut off value for each reef.

SRK considers that the modelling method as described is reasonable.

SRK recommends that Aflease should consider the development of at least seven additional drill holes within the Indicated Mineral Resource area to confirm the lateral extent of the mineralized channel and the internal continuity of this mineralized material.

4.3.10 *UK5a Ore Body Definition and Resource Estimation*

The UK5a has also been sampled by diamond drilling within the UC Prospect area. A basal unit of conglomerate within the UK5 package has been identified with an average grade of approximately 1,5 g/t and a mineralized width of approximately three metres. Seven diamond-drill holes (BQ core size) have intersected the UK5a, and an Inferred Mineral Resource has been developed from the data using the variogram models developed from the UK9a as analogues for the estimation of the UK5a. Estimates have been developed within 100 m x 100 m blocks. In keeping with the approach used for the UK9a, BPLZ and Channel Facies, the lognormal shortcut has been used to report estimated Mineral Resources above a cut-off 496 cmg/t.

4.4 UC Prospect, New Kleinfontein and Turnbridge – Mineral Resource Estimation Method

4.4.1 Data Quality and Quantity

More than 19 000 underground sample sections exist for the Black Reef in the UC Prospect and No. 8 Shaft areas in the same facies as the Modder East section. Petrex did the sampling on a 6 m x 6 m grid. The geostatistical characteristics of the reef are therefore well understood. SRK has not audited the sampling practices and methodologies used in this area. However they were independently audited by Mr P Camden-Smith (PrSciNat) in 2003 and were found to be acceptable.

New Kleinfontein is a mature operation in which remnants and pillars are mined and vamping is carried out. There are no standard procedures for sampling and evaluation of the material mined, although the 15 kg mono-winch collection bags were sampled to calculate a delivered grade from each shaft. They were also used as a guide to terminating mining in low-grade areas. Fifteen drill holes were completed in remnant and unmined areas. There are insufficient drill-hole data of sufficient quality to calculate a robust *in situ* grade estimate with geostatistics or similar techniques. The resource is based on the following factors:

- New Kleinfontein is a pillar mine, and has a wealth of historical production data surrounding the mineable remnants;
- The geology of the area is well understood; the section is located in the proximal area of the northwest southeast pay zone; and
- Similar practice has been used in the area by many small operations, and the grades achieved are similar to those when the mine was in full production.

Turnbridge similarly has a lack of verifiable sampling data, but it lies adjacent to New Kleinfontein and is considered an extension to that ore body. Historic values used in the estimation were derived from 1:1 000 Government plans and a good correlation between historic and recent sampling is reported.

No additional work has been undertaken on the Turnbridge property since the original documentation of this Mineral Resource, which has been classified as Inferred.

4.4.2 Ore Body Definition and Resource Estimation

No detailed audit of the resource generation process was undertaken for these projects, as neither of them forms part of any immediate mining plan. The Mineral Resource estimates for New Kleinfontein are based on a March 2000 report compiled by C L Engelbrecht (MSc, MSAIMM) and audited and modified by Mr Camden-Smith. The estimate is based on production figures from 1897 till 1998, fifteen prospect drill holes, location of the claims relative to the Main and 60 m Leader Reef pay shoots and results of check samples taken underground.

4.5 Sub Nigel – Mineral Resource Estimation Method

Sub Nigel was operated by Gold Fields until its closure in 1971. The Sub Nigel Gold Mining Company Limited was incorporated in 1984 and acquired the Sub Nigel Mine from Gold Fields. During the period 1985 until 1992, the mine was refurbished and operated by Sub Nigel Gold Mining Company Limited. The assets of SNGM include Sub Nigel, the adjacent Spaarwater Gold Mine and the Ventersburg Exploration project, located in the Southern Free State.

In 1994, a Feasibility Study reported reserves for the Sub Nigel Mine. These 'reserves' are actually equivalent to the current definition of Mineral Resources, since they represent *in situ* tonnages of material that is considered economically extractable. Resources have been quoted for the Main Reef and for Erosion Channel mineralization beneath the Main Reef. The 1994 report post-dates a number of previous reports that were compiled by geologists including Gold Fields staff as well as geologists employed by SNGM. The resources reported in the 1994 study were presented within the proven, probable and possible groupings. Clearly, these are inconsistent with the current SAMREC definitions and guidelines, and it has been necessary to reconsider the appropriate classification for these resources. In addition to the Resources on Sub Nigel, Mineral Resources were also estimated for the Spaarwater Mine, presented in a report by Campbell (1989).

4.5.1 Drilling

Pyritic quartzites within erosion-channel features in the footwall of the Main Reef have been mined sporadically by Sub Nigel. In the late 1980s, underground drilling identified three auriferous units within a thick conglomeratic-dominated erosion-channel feature. SRK was unable to find details of the drilling methods and sampling and analytical techniques employed in this sampling programme. Neither are there any detailed records of quality-control processes employed in the laboratory responsible for analysis.

4.5.2 Sampling Method and Approach

Conventional channel sampling was employed within the stoping and on-reef development environments to derive local grades. The Main Reef typically has a channel width that varies between 150 mm and 650 mm, with the mineralized units clearly identifiable. The footwall is a distinctive grey-banded shale unit.

4.5.3 Sample Preparation, Analyses and Security

The entire sampling database, which forms the basis of the Resource estimates, consists of historic information that includes sampling data generated by SNGM as well as some historic sample results from Gold Fields mining results. It is assumed that the sample-preparation methods, analytical techniques and typical security procedures attendant on the sampling would have followed industry norms of the day. Those features of the data are very poorly documented. Typically, the mine would have a sampling department that would be responsible for all underground sampling activities under the direction of the mine survey department. Samples collected underground would be carried in rucksacks or possibly rubber 'elephant foot' bags by the samplers to the mine head for delivery to the assay laboratory. Assay methods of the day consisted almost exclusively of fire-assay, with samples crushed in a jaw crusher and pulverized using disk pulverizers (e.g. Keegor vertical spindle mills). Assay finish was gravimetric, resulting in a practical detection limit of approximately 0,1 g/t. At that time, responsibility for analytical accuracy and precision was abdicated to the laboratory manager and it was unusual for the geological department to send any quality-control samples to the laboratory.

4.5.4 Data Verification

No systematic programme of data verification has been undertaken or planned. The Mineral Resource estimates reported in the 1994 Feasibility Study have an average grade of 5,6 g/t. This value is similar to the head grades reported within the 1987 – 1988 SNGM annual reports.

In the 1986 prospectus issued by SNGM, Table III/9 lists 26 paired sample values assayed by Sub Nigel and Gold Fields, although the source of the sample materials is not described. There is a wide scatter between the two data sets; on average, the Sub Nigel data are approximately 13% higher than the Gold Fields data.

4.5.5 Data Quality and Quantity

The erosion-channel resources on Sub Nigel are based on a development intersection in the 17° Level reef drive and three underground diamond-drill holes. The quality of the assay data is unknown since there are no quality-control data relevant for this particular sampling campaign, and the quantity of information is inadequate to appropriately delineate a high-quality Mineral Resource estimate.

Estimates of the Mineral Resources on the Main Reef include block estimates containing and immediately adjacent to underground channel-sampling data, both within stopes and within reef drives. These estimates are reasonably well serviced with data, albeit of indeterminate quality. One group of Mineral Resources has also been delineated in areas within 30 metres of sample localities; these were represented by the term 'probable reserves'. Finally, estimates based on extrapolation of geological evidence were termed 'possible reserves'. The quantity of data and in particular the local quantity that services the Mineral Resource estimate is variable and is the basis of the subdivision of the 'reserves' into confidence-related groupings. However the quality of these data is, as stated previously, unknown.

4.5.6 Ore Body Definition and Resource Estimation

The Main Reef is defined on its footwall by a sharp contact between the small-pebble conglomerate that characterizes the Main Reef and the shale footwall. The upper contact of the conglomerate with the hangingwall quartzites is also a well-defined, visible contact. The Erosion channel mineralization is less well defined; within these features, well-developed conglomerate bodies may exist, yet sampling reveals that they are poorly mineralized. Pyritic quartzite units within the erosion channel fill, in contrast, may be highly mineralized. The erosion-channel environment is inherently more difficult and complicated from the perspective of defining the limits of the mineralization. Details of the estimation methods applied to derive the 1994 Mineral Resources are poorly recorded within the document in which these results are reported. The estimates do not appear to have been derived using geostatistical methods. Instead, it appears that local averaging of sample values (accumulation and mineralized width) has been used to derive the grade estimates. A constant density value also appears to be applied to convert mineralized volumes to *in situ* tonnage estimates.

Previous estimates of the resources at Sub Nigel were based on defined resource blocks and calculated using stretch values from development sampling. The calculations were paper based, but the source information was considered to be incomplete and it was not possible to verify the source of some of the information. The updated Mineral Resource estimate is based on 8 524 development stretch values digitized from assay sheets. Mined-out areas were also digitized from mine plans and used to constrain the Mineral Resources to unmined areas.

The Nigel Reef, which is also called the Main Reef in other areas, is situated at the base of the Central Rand Group on the unconformity that separates the Central Rand from the West Rand Group and forms the basal member of the Main Conglomerate Formation. The Reef is characterized by high-grade, thicker channels developed between thin inter-channel areas, which may be mineralized but are generally too thin to be economically extractable. The channels are generally oriented in a north to north-westerly direction, which approximately corresponds to the direction of the regional dip. The average dip over the property is between 15° and 20°.

There is no specific record of the results of any quality-control procedures used in the assay of the samples used to generate the stretch values. The fire assays were done at the mine's assay laboratory, managed according to the standards in place for Goldfields Laboratories at that time. The assay practices used on the mine are however described in the book *Assay Practices of the Witwatersrand* compiled by V S Dillon in 1955, with contributions from J A Drabbe, who was the chief assayer at Sub Nigel at the time. Reconciliation and quality-control procedures in place at Goldfields Laboratories at the time included approximately 10% blank samples and duplicate assays. Mr G Gossman, who worked at the adjacent Vlakfontein assay laboratory, and was later consulting metallurgist for Goldfields gave oral descriptions of the quality-control procedures.

A sampling campaign has been undertaken in an attempt to verify the values derived from the assay plans. Chip samples are taken in development sidewalls, at a spacing of three metres. The values are composited over the same distances as the stretch values in the same location to generate a comparable value. A total of 907 chip samples were taken and composited to 61 values for comparison. A comparison between the composited chip values and the corresponding stretch values reveals a relatively high degree of scatter and the average of the original stretch values to be approximately 20% higher than the average of the more recent chip samples. Only the stretch values were used in the Resource estimation process.

The reef has been sub-divided into 306 domains, based on the criteria in Table 4.1:

Table 4.1: Sub Nigel Domain Definition Criterion

Description	Channel width (cm)	Metal (cmg/t)	Accumulation
Low grade and thin channel	<25		<600
High grade and thin channel	<25		>600
Low grade and thick channel	>25		<600
High grade and thick channel	>25		>600

The value of 25 cm for the channel width has reportedly been used historically for defining channel edges. The domains are defined as soft boundaries, such that data immediately outside a domain (within approximately 10 metres) may contribute to the estimation of blocks on the margins of that domain. The semi-variograms are dual-structured anisotropic spherical models, with between 30 and 50% nugget, and ranges for the first and second structures generally in the order of 50 and 250 metres, respectively. The long axes of the variogram models are aligned with the predominant channel orientation with an azimuth of approximately 300°. The search neighbourhood employed was 400 metres in the direction of maximum continuity and 320 metres in the direction of least continuity.

Ordinary Kriging is used to populate the 2D block model that is filled with blocks of 10 m x 10 m in size. Due to the comparison between the stretch values and the more recent chip sample values, the estimated values for metal accumulation have been globally reduced by 20%. The Mineral Resources are calculated over a minimum mining width of 900 mm. Mineral Resources are reported above the current water level, which is at approximately the elevation of the mine's 21 Level.

The Mineral Resources on the Sub Nigel gold project have not been re-estimated. However, the block model created for the 31 October 2006 Mineral Resource estimate has been used as a basis of a revised Mineral Resource. Since the previous Mineral Resource, Aflease has been investigating the exploitation of the Sub Nigel 'Nigel Reef' Resource and has better defined the mined-out areas. The previous Mineral Resource excluded areas that had been mined out based on simplified perimeters that were conservative, in that the areas defined as mined out included some unmined pillars. For the revised Mineral Resource statement, a more detailed set of perimeters defining the mined-out areas has been used. Some areas that were previously excluded have now been included as part of the Resource.

The perimeters defining the mined-out areas do not include the areas mined out by the on-reef development drives. In order to account for this, the cells within the block model were assigned an indicator showing whether they were within the mined-out perimeters. Mined-out areas had an indicator of 1 and unmined areas an undefined value. The indicator was Kriged using a relatively short search radius, and the resultant values were used as a filter. The application of the filter on the indicator resulted in the exclusion of blocks representing the development. However, certain blocks on the periphery of some pillars, particularly smaller pillars, were also excluded. While this is clearly not ideal, it does err on the conservative side and is considered acceptable, in place of more detailed perimeters that would better define the development.

The cut-off grade defined for the Nigel Reef represented a break-even grade and was based on certain assumptions, including:

- Gold price USD 620/oz
- Exchange rate ZAR:USD 6,50
- Working cost ZAR 242/ton
- Mine Call Factor ("MCF") of 80%.

Many of the assumptions have changed for the current declaration, and so has the method of calculation of the cut-off. The procedure used to determine the optimal cut-off grade at Sub Nigel involved the step-by-step extraction of lower-grade blocks from the resource block model. Initially, the total profit that could be realized from the ore body increased

as the average grade rose. However, a point was reached at which profits began to fall as the projected mine life became shorter and shorter. When this point was reached, the grade of the lowest-grade block remaining in the resource was taken as the cut-off. The following assumptions were made in the calculation:

- Gold price USD 720/oz
- Exchange rate ZAR:USD 7,00
- Working cost ZAR 275/ton
- MCF of 95%.

The gold price used in the updated Mineral Reserve cut-off calculations is ZAR 135/g, or USD 600/oz. The gold price of USD 720/oz is considered to be an optimistic value, based on a 20% increase on the gold price of USD 600/oz assumed for the Mineral Reserve calculations. Under the SAMREC Code, a Mineral Resource must have reasonable and realistic prospects for eventual economic extraction.

SRK considers that the application of an optimistic gold grade above that assumed to be reasonable for definition of the Mineral Reserve provides for reasonable prospects of economic extraction and takes some account of the potential volatility in the gold price. The cut-off grade calculated using the above parameters, as well as a degree of latitude whereby a cut-off grade marginally lower than the grade that produces the peak profit, was selected. The marginal decrease in the total profit was considered acceptable as it produced a longer life of mine and substantially improved the resource utilization.

4.5.7 Classification

SRK considers that the appropriate classification for the Sub Nigel and Spaarwater Mineral Resources, in a manner consistent with the treatment of the New Kleinfontein and Turnbridge area, is that of Inferred Mineral Resources.

4.6 Ventersburg Project – Mineral Resource Estimation Method

Gold Fields made available the drill logs of 39 surface diamond-drill holes covering the northern sector of the Ventersburg project. The drill-hole logs are of variable levels of detail and completeness, and most present records of incomplete analytical data. The available grade data show a range of grade values between 1 g/t and 7 g/t over stope widths of at least 1 000 mm.

With respect to the Ventersburg Project, SRK in 2007 did not consider that Mineral Resources could be estimated. The widely spaced drilling data meant that continuity of geological features and that the distribution of gold was poorly known. Quality indicators for the drilling, including survey and check data for collar location, and analytical quality-control data were unavailable.

Recent drilling has improved the knowledge of the geology of the target area to the extent that SRK now accepts Minxcon's most recent report findings that have delineated an Inferred Resource, at a cut-off of 200 cmg/t. Minxcon still believes that while geological continuity has not been established, recent drilling has greatly improved confidence levels. It is possible that with additional drilling, parts of this resource may be upgraded.

Table 4.2: Ventersburg Project – Inferred Resource Statement

Reef	Tonnage (Mt)	Reef Width (cm)	Grade (Au g/t)	Contained Gold (Moz)
A Reef	30,374	129	4,76	4,64

The tonnage and grade for the Ventersburg Inferred Resource was estimated over the reef width of 129 cm.

4.7 SRK Mineral Resource Statements

Tables 4.3 to 4.7 reflect the SRK audited Mineral Resources for the gold assets. The mine-modifying factors used to convert the Mineral Resources to Mineral Reserves for Modder East (Table 4.4) are discussed in Section 5.2.7. The Mineral Resources are quoted inclusive of the Mineral Reserves.

The BPLZ has been modelled at a minimum mining width of one metre. Aflease has stated an intention to reduce stoping widths on the BPLZ to values approaching 800 mm. SRK considers it preferable to use a stope width of one metre for the purposes of reporting the Mineral Resources until such time that the validity of a significantly narrower width has been demonstrated by mining practices.

Table 4.3: Mineral Resource Estimates Modder East Project – 30 June 2008

	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Indicated			
[1]BPLZ+BF	7,38	5,82	1,38
[2]Channel +BF	17,54	1,25	0,70
[1]BPLZ pillars	0,27	8,33	0,07
[3]UK9A	3,64	4,10	0,48
[4]UK5A			
Sub-total Indicated	28,83	2,84	2,63
Inferred			
[1]BPLZ+BF	0,65	1,98	0,04
[2]Channel +BF	2,15	1,83	0,13
[3]UK9A	2,77	3,58	0,32
[4]UK5A	9,41	1,82	0,55
Sub-total Inferred	14.98	2.16	1.04

[1]Quoted at a cut-off of 167cm.g/t

[2]Quoted at a cut-off of 379 cm.g/t

[3]Quoted at a cut-off of 199 cm.g/t

[4]Quoted at a cut-off of 496 cm.g/t

There are no by-products

Including Reserves

Table 4.4: Modder East Project – Mineral Reserve Statement, 30 June 2008

MINERAL RESERVES[(1)]	Tonnage (Mt)	Au Grade[(2)] (g/t)	Contained Gold (Moz)
Probable			
BPLZ Mining	5,39	6,09	1,06
Kimberley UK9a Reef	2,26	4,13	0,30
Total Probable Reserves	7,65	5,51	1,36
Total in LoM Plan	7,65	5,51	1,36

1 Mineral Reserves included in Mineral Resources.

2 ZAR 6,585 = USD 1,00 Gold price USD 629/oz.

Table 4.5: New Kleinfontein and Turnbridge – Mineral Resource Statement at 30 June 2008

MINERAL RESERVES				MINERAL RESOURCES				
	Tonnage (Mt)	Au Grade (g/t)	Contained Gold (Moz)		Tonnage (Mt)	Cut-off Grade (cm.g/t)	Au Grade (g/t)	Contained Gold (Moz)
Probable				Indicated Turnbridge – Main Reef				
Total Reserves	–	–	–	Total Indicated Resources				
				Inferred New Kleinfontein – Main Reef	2,47	n/a	6,90	0,55
				Turnbridge – Main Reef	1,80	n/a	4,80	0,28
				Total Inferred	4,27		6,00	0,83

Table 4.6: Sub-Nigel and Spaarwater – Mineral Resource Statement 30 June 2008

MINERAL RESERVES				MINERAL RESOURCES				
	Tonnage (Mt)	Au Grade (g/t)	Contained Gold (Moz)		Tonnage (Mt)	Cut-off Grade (cm.g/t)	Au Grade (g/t)	Contained Gold (Moz)
Probable				Indicated Nigel Reef Main Reef	2,98	160	3.21	0,31
Total Reserves	–	–	–	Total Indicated Resources	2,98	160	3.21	0,31
				Inferred Nigel Reef	0,36	160	2,36	0,03
				Main Reef	0,733	180	4,66	0,11
				Sub Nigel – Erosion Channel	0,83	220	5,72	0,15
				Spaarwater – Erosion Channel	0,47	220	5,70	0,09
				Total Inferred	2,393		4,89	0,38

It should be noted that a NI43-101 compliant Inferred Resources for Sub Nigel 6 of 5.26 million oz from 48,25 million tons at a gold grade of 3,39 g/t was estimated and signed off by Charles Muller, a Competent Person, of Minxcon. This Inferred Resource has been reviewed by SRK but not audited and, therefore, has been excluded from the Resource Statement for the gold assets of Aflease

Table 4.7: Ventersburg Project – Mineral Resource Statement at 30 June 2008

MINERAL RESERVES				MINERAL RESOURCES				
	Tonnage (Mt)	Au Grade (g/t)	Contained Gold (Moz)		Tonnage (Mt)	Cut-off Grade (cm.g/t)	Au Grade (g/t)	Contained Gold (Moz)
Probable				Indicated				
Total Reserves	–	–	–	Total Indicated Resources				
				Inferred Ventersburg A Reef	30,39	200	4,76	4,64
				Total Inferred	30,39	200	4,76	4,64

4.8 SRK Comments

4.8.1 Modder East Project

SRK is satisfied that the Mineral Resources for Modder East are appropriately estimated and classified.

SRK recommends that Aflease should consider the development of at least seven additional drill holes within the Indicated Mineral Resource area of the UK9a Reef to confirm the lateral extent of the mineralized channel and the internal continuity of this mineralized material.

Spaarwater Updated Mineral Resource Statement.

Previous estimations of the resources at Sub Nigel were based on defined resource blocks, and calculated using stretch values from development sampling. The calculations were paper based, but the source information was considered to be incomplete and not possible to verify the source of some of the information. The updated Mineral Resource estimate is based on 3 288 development stretch values digitized from assay sheets. Developed and mined out areas were also digitized from mine plans, and used to constrain the Mineral Resources to un-mined areas.

The Main Reef, which is also called the Nigel Reef in other areas, is situated at the base of the Central Rand Group, on the unconformity that separates the Central Rand from the West Rand group and forms the basal Member of the Main Conglomerate Formation. The Reef is characterised by high grade, thicker channels developed between thin inter-channel areas, which may be mineralized, but are generally too thin to be economically extractable. The channels are generally oriented in a north to north westerly direction, which approximately corresponds to the regional dip direction. The average dip over the property is between 15° and 20°.

There is no specific record of the results of any quality control procedures used in the assay of the samples used to generate the stretch values. The fire assays were done at the Mines assay laboratory, managed according to the standards in place for Goldfields Laboratories at that time. The assay practices used on the mine are however described in the book "Assay Practices of the Witwatersrand" compiled by V S Dillon in 1955, with contributions from J A Drabbe, who was the Chief Assayer at Sub Nigel at the time. Reconciliation and quality control procedures in place at Goldfields Laboratories at the time included approximately 10% blank samples and duplicate assays. Mr G Gossman, who worked at the adjacent Vlakfontein assay laboratory, and was later Consulting Metallurgist for Goldfields, supplied verbal descriptions of the quality control procedures.

In an attempt to verify the historical information Aflease undertook a sampling program in early 2007 on accessible development ends. The sampling attempted to follow the same protocol as is believed to have been done historically. Sample sections were taken at three meter intervals along the development ends sampling the full conglomerate channel. Individual samples across the reef width were composited to a single value and width for each section. The sections were composite to stretch values to match the historical stretch values. Comparison between the Aflease and historical sampling values indicated a 10% bias between the means of the two datasets, with the historical values tending to be higher, and a low correlation between the datasets.

As a result of the variability of the results, the sampling protocols were re-visited in the second half of 2007, and further attempts made to ensure conformity between the current and historical practices. The re-sampling program was extended and areas recently sampled by Aflease were sampled again. The results from this program were again compared to the historical stretch values and to the early 2007 sampling. Although the mean value of the stretches from the late 2007 sampling program is very similar to the mean of the historical stretches, closer analysis of the data reveals close to zero correlation factor between the two datasets. The scatter plot in Figure 4.2 illustrated the very poor correlation and bias between the Historical and Aflease stretch values. Aflease geologists inferred from these results that a high nugget effect was the cause of the significant variability.

The samples from both the Aflease programs were analysed at Super Laboratory ("SL"), using a fire assay, although the finish to the fire assay was not specified in the documentation supplied to SRK. The results of blank sample, and pulp duplicate sample submissions were supplied to SRK and analysed. The blank samples typically returned analyses of less than the detection limit. The detection limit is stated as 0.2 g/t, and most of the data presented to SRK report a value of 0.1 g/t. 7% of the data report values of 0.2 or higher, indicating possible cross contamination between some samples during the sample preparation.

No results from analysis of Certified Reference Materials ("CRM") were supplied to SRK and the accuracy of the assay results cannot be easily assessed. The results of the analysis of pulp duplicates at SL indicate substantial variance between repeat values. A relatively objective measure of repeatability of assays (precision) is the Half Absolute Relative Difference ("HARD") which is calculated by taking half of the difference between sample pairs divided by the mean of the sample pairs, expressed as a positive percentage. A good quality dataset of pulp repeats is expected to have 90% of the data with HARD values of less than 10%. The poor precision is illustrated in the scatter plot in Figure 4.3 and the HARD plot in Figure 4.4 of SL's own repeat analyses of pulp samples.

A selection of sample pulps was sent to Performance Laboratories ("PL") and Anglo Research Laboratory ("ARL") (Anglo Research Laboratory was previously Anglo American Research Laboratory) for duplicate umpire analysis. SRK did a three way comparison between the three sets of results. Comparison between the SL and PL analysis and between the SL and ARL analysis reveal significant differences between the individual assay results, as well as a bias towards higher assays from SL. Approximately 40% of the ARL *vs.* SL and the PL vs. SL datasets meet the criterion of a HARD value of less than 10%, indicating imprecise analyses with poor repeatability. Figure 4.5 to Figure 4.10 present scatter plots and HARD plots of the three sets of repeat analyses. All the graphics have been prepared excluding two high grade samples which make viewing the majority of the data unclear. Excluding these high grade samples does change the correlation and slope of the trend line marginally, the bias and poor correlation are present regardless.

Comparison between the PL and ARL results indicates better repeatability between these two laboratories with no indication of bias between them. Approximately 65% of the data have HARD values of less than 10% however, still indicating problems with the repeatability of the results. At Aflease's request SL provided records of the size fraction tests conducted on sample pulps during the sample preparation at SL. A typical standard would be for 90% of the mass of the sample to pass through a 75µ sieve. The results reported to Aflease indicate on average approximately 43% of the mass passed the 75µ sieve, with a maximum of 63% and a minimum of 30%. This indicated inadequate milling of the sample, and in a deposit with a high nugget effect, this is likely to introduce significant errors into the assay results.

Because of the biases between datasets, and the very poor repeatability, and demonstrated inadequate sample preparation SRK do not consider the results from the sampling program to be suitable for Mineral Resource estimation. In addition, because of the bias and variability between the Aflease and historical sampling and the poor quality of the SL assay results, SRK do not consider that the historical sampling results have been verified by the current sampling program.

The reef has been subdivided into 297 geozones representing four types of domain, based on the criterion in Table 4.8.

Table 4.8: Spaarwater Domain Definition Criterion

Description	Channel width (cm)	Metal (cmg/t)	Accumulation
Low grade and thin channel	<25		<600
High grade and thin channel	<25		>600
Low grade and thick channel	>25		<600
High grade and thick channel	>25		>600

The value of 25 cm channel width has reportedly been used historically for defining channel edges. Analysis of the stretch values indicates the presence of multiple populations in the channel width and accumulation data which approximately match the criteria defined in Table 4.8. Separate populations of data are likely to be somewhat intermingled because the stretch values may include individual samples that would fall into separate populations.

The domains are defined as hard boundaries, such that only data inside a domain may contribute to the estimation of blocks in that domain. The individual geozones can however access data from other geozones of the same domain. In addition to the four domains describes above, the original estimate contained a fifth domain that was described as southerly continuations of existing channels. SRK consider these to be good exploration targets, however in the absence of verifiable information indicating the extension of the channels, SRK have excluded these domains from the Mineral Resource. Although, the geozones attempt to combine data with similar characteristics, because of the variability in the data over short distances, some data that fall within a domain described above may not meet the criteria that are sued to define the domain.

No capping or cutting of anomalous values was applied to the dataset. SRK consider that some of the data within each domain are outliers to the main population, and capping of some of the extreme values, such as a 10m channel width, would have been appropriate. Capping or cutting of extreme values is likely to assist in the modelling of the experimental semi-variograms. Single structured anisotropic semi-variograms were modelled for all domains, with nuggets forming between 20% and 55% of the total sill, and ranges varying between 27 m and 73m in the direction of least continuity (across channel) and 60 m to 122 m in the direction of maximum continuity. Metal accumulation (cmg/t) and channel width (cm) variables were modelled. The experimental semi-variograms show poor structure, indicating significant short scale variability. As a result SRK do not consider that the modelled semi-variograms can match the experimental data very well. Some resolution is lost in the data as stretch values are used rather than individual sample composites.

A 2D estimate was generated, interpolating channel width and accumulation estimates into 25 m by 25 m blocks that were sub-celled to 2.5 m blocks where necessary on geozones boundaries. Discretisation of 5 x 5 was used, with Simple Kriging as the interpolator. A minimum of 4 samples and a maximum of 40 samples were used in the estimates, and a 150 m circular search applied. A local mean was used in the Simple Kriging, if there were sufficient points in the search radius, or a global domain mean substituted if there were too few samples.

The mean values for the domains include values which do not meet the domain criterion as there is a practical limit to the detail at which the geozones can be defined. In the calculation of the means for the Simple Kriging algorithm these values have been included. The effect is not material for most of the domains; however for the low grade thin domain, the dataset is relatively small (126 values) and the inclusion of five high grade values has a significant effect on the mean. Excluding the five highest values in the dataset reduces the mean by 20%. In the estimate supplied to SRK the Simple Kriging mean was greater than the 160 cmg/t cut-off value calculated by Aflease and applied to the Mineral Resources. Estimates informed by a sufficient number of samples in this domain are typically below the 160 cmg/t cut-off. Estimates which are poorly informed by sampling information and in which the weighting assigned to the mean is relatively high are above the cut-off. SRK consider that the mean value is too high, and that the estimates in this domain are too high. SRK further consider that the thin low grade domain areas do not have reasonable prospects of eventual economic extraction, and have been excluded from the Mineral Resources.

Although, SRK considers a cut-off of 160 cmg/t to be optimistic, none of the estimates outside of the domain excluded by SRK are below 180 cmg/t, which SRK consider to be a more appropriate cut-off; hence changing the cut-off from 160 cmg/t to 180 cmg/t does not change the Mineral Resources. In addition, the Mineral Resources have been reported over a minimum width of 900 mm, consistent with the manner in which the Mineral Resources have been reported at the adjacent Sub Nigel project.

Portions of the mine below the 21 Level are flooded, and are also excluded from the Mineral Resources at present. The Mineral Resources at Spaarwater are presented in Table 4.9.

Table 4.9: Spaarwater Mineral Resources Effective 1 April 2008

Classification	Tonnes (kT)	Grade (g/t)	Gold (kOz)
Inferred	733	4.66	109.7

The Mineral Resources are reported over a minimum mining width of 900 mm.

The Mineral Resources are reported above a cut-off of 180 cmg/t.

The economic parameters used in the Mineral Resources estimation are as follows:

- Gold price USD 600/oz
- Exchange rate of ZAR:USD 7,00
- Working cost ZAR 270/ton
- Minimum stoping width 900 mm.

4.8.2 New Kleinfontein and Turnbridge

New Kleinfontein is a mature operation that mined remnants, pillars and vamping. There are no standard procedures for sampling and evaluation of the material mined, and the drill-hole data are insufficient for a robust *in situ* grade estimate using geostatistics or similar techniques.

Turnbridge likewise has a lack of verifiable sampling data, but it lies adjacent to New Kleinfontein and is considered an extension of that ore body. No additional work has been undertaken on the Turnbridge property since the original documentation of this Mineral Resource.

Given the long lead time that would be required for any additional verification, SRK considered it prudent to classify all Mineral Resources on these projects as Inferred Resource.

4.8.3 Sub Nigel

The Mineral Resource for Sub Nigel used terms that are inconsistent with the definitions and guidelines of the SAMREC Code. From the perspective of the availability of data and in particular the lack of quality indicators attached to sample data, SRK considers that the appropriate classification for the Sub Nigel Mineral Resource, in a manner consistent with the treatment of the New Kleinfontein and Turnbridge area, is that of Inferred Mineral Resource.

Although previous estimates of Mineral Resources for Spaarwater Gold Mine have been classified as Measured, Indicated and Inferred Resources, data verification is not possible, and details of data quality are not available. SRK considers that these estimates are also most appropriately classified as Inferred Mineral Resources.

4.8.4 Ventersburg Project

SRK considers that the Inferred Mineral Resources estimated for the Ventersburg Project comply with the requirements of the SAMREC Code. The additional drilling completed recently has increased confidence levels and the geological knowledge, resulting in greatly improved drill results. The Inferred Resource has been classified in only a single domain area, which has the greatest density of drill-hole intersections. Generally, SRK is satisfied that the classification of Mineral Resources reported in this CPR reflects the appropriate confidence in the tonnage/grade calculations, geology continuity and distribution of data.



A: BPLZ
B: Channel Facies
C: UK9a
High Grade
Low Grade
Fault Separated High Grade
Mined out on tribute
Thick Med Grade
Low Grade
Thin Med Grade
SCALE
SRK Consulting
Aflease Gold -
Identified domains on BPLZ, Channel Facies and UK9a
FIGURE 4.1

Figure 4.1: Identified Domains on the BPLZ, Channel Facies and UK9a


SRK Consulting
Engineers and Scientists
Scatter Plot of historical vs. Aflease stretch cmgt values
Slope = 0.634
Error on slope = 0.064
Y axis Intercept = 84.012
Error on Y axis Intercept = 34.389
Corellation co-efficient = 0.143
y = 0.634x +84.012
Duplicate Stretch value
Original Stretch value

Figure 4.2: Spaarwater: Scatter Plot of Historical Stretch Values *vs.* Aflease Re-sampling Stretch Values


SRK Consulting
Engineers and Scientists
Scatter Plot
Super Labs Repeats
Slope = 1.072
Error on slope = 0.126
Y axis Intercept = 0.24
Error on Y axis Intercept = 0.457
Corellation co-efficient = 0.793
y = 1.072x +0.24
Duplicate Assay
Original Assay

Figure 4.3: Scatter Plot of Super Laboratories Own Pulp Repeat Analyses


Half Absolute Relative Difference Plot
Super Labs Repeats
Half Absolute Relative Difference
5pt Moving Average of SL Rep
Rank Percentile
HARD Value
Moving Average

Figure 4.4: HARD Plot of Super Laboratories Own Pulp Repeat Analyses


SRK Consulting
Engineers and Scientists
Scatter Plot
Slope = 0.884
Error on slope = 0.059
Y axis intercept = -0.309
Error on Y axis intercept = 0.162
Corellation co-efficient = 0.859
y = 0.884x -0.309
Duplicate Assay
Original Assay

Figure 4.5: Scatter Plot of Repeat Analyses of Pulps by Super Laboratory and Anglo Research Laboratory


SRK Consulting
Half Absolute Relative Difference Plot
Half Absolute Relative Difference
10pt Moving Average of SL_AAS_120
Rank Percentile
HARD Value
Moving Average

Figure 4.6: HARD Plot of Repeat Analyses of Pulps by Super Laboratory and Anglo Research Laboratory


SRK Consulting
Scatter Plot
Slope = 0.927
Error on slope = 0.056
Y axis intercept = -0.325
Error on Y axis intercept = 0.151
Corellation co-efficient = 0.89
y = 0.927x -0.325
Duplicate Assay
Original Assay

Figure 4.7: Scatter Plot of Repeat Analyses of Pulps by Super Laboratory and Performance Laboratory


SRK Consulting
Engineers and Scientists
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Figure 4.8: HARD Plot of Repeat Analyses of Pulps by Super Laboratory and Performance Laboratory


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Figure 4.9: Scatter Plot of Repeat Analyses of Pulps by Anglo Research Laboratory and Performance Laboratory



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Figure 4.10: HARD Plot of Repeat Analyses of Pulps by Anglo Research Laboratory and Performance Laboratory

5. AFLEASE – MODDER EAST

5.1 Introduction

Turgis Consulting (Pty) Ltd ("Turgis") completed a definitive feasibility study for the Modder East project during May 2006 on behalf of Aflease. In this feasibility study, Turgis considered the primary access and mining methods for the Back Reef formation and the UK9a Kimberley Reef. Turgis reviewed the life-of-mine ("LoM") plan in June 2007 and SRK completed a Technical Report in August 2008, which forms the basis of this CPR.

5.2 Mining

5.2.1 Project Description

The Modder East project proposes to exploit a Witwatersrand-type ore body on the shallow-dipping Black Reef at depths of 300 m and the UK9a Kimberley Reef below the Black Reef formation. The total Probable Mineral Reserves, excluding the channel facies, are 7,65 Mt at an average grade of 5,51 g/t. The Black Reef and Blanket Facies reefs will be mined simultaneously.

The BPLZ is approximately 300 metres below surface, and the inclination varies between flat and shallow dipping at 4°. The reef is relatively undisturbed, with minimal geological structures encountered during exploration. The gold is concentrated along a depositional shoreline on the northern edge of the ore body with grades dropping off as the distance increases in a southerly direction from this shoreline. The BPLZ is underlain by Blanket Facies and Channel Facies.

The UK9a underlies the Black Reef formation unconformably and sub-crops against the base of the Black Reef. The sub-crop is approximately 300 metres below surface and dips at approximately 6° to 12° to the south. The UK9a on the property has been evaluated to a depth of 530 metres below surface. The reef is highly channelized and distinct pay shoots are easily discernable. Though some geological structure has been identified by exploration drilling, it is not significant and does not affect mining.

At the concept and pre-feasibility study phases of the Modder East Project, considerable work was done on selecting an appropriate mining method for the BPLZ. Methods were discussed at length in studies completed by Turgis in August 2003 and January 2004. At that time, only the Black Reef was considered for mining.

A review of the Turgis work has confirmed the conclusion that conventional narrow-reef methods supported by a trackless footwall infrastructure are the most suitable for this situation.

To mine the BPLZ and UK9a Reef horizons, a combination of conventional and mechanized mining has been proposed. Access to the ore body will be by a trackless decline from surface, accessing the footwall of both reef horizons. This decline will be used as a roadway for vehicles to transport rock and materials in and out of the mine. Additionally, a vertical shaft will be sunk and used to transport personnel in and out of the mine and provide additional ventilation. The vertical shaft is seen as the second outlet as required by South African law.

Support of the development and stopes is based mainly on a rigid pillar system, which will protect the surface from any effects of mining. Rock bolts and timber props will also be used.

The mine will be ventilated by two exhaust fans on two ventilation raise drill-holes. These fans will draw air into the mine via the decline and vertical shaft, which form both intake airways. Access will be by trackless decline with a footwall haulage layout providing access to the reef (see Figure 5.1). The UK9a Reef is accessed by extending the decline ramp in the footwall.

The life of the project at a run-of-mine ("RoM") depletion rate of 100 kt/month and some 10 kt/month of waste development is expected to be more than 10 years, producing more than 31 000 kg of gold.

5.2.2 Description of the Primary Access System

The selection of the primary access system to the BPLZ some 300 metres below surface was made by conducting a trade-off study of the main options during the pre-feasibility study. This was followed up in January 2006 by a second trade-off study between shaft hoisting and decline trucking. Both studies demonstrated clearly the preference of decline trucking in terms of capital costs, operating costs and time to commence production.

Trade-off studies and a truck-simulation exercise indicated the cost benefits of using 50-ton trucks. The length of the decline at a 9,5° dip to the footwall development 20 metres below the reef horizon is 2 032 metres and to the chutes below the silos 2 460 metres. At a steady-state production rate of 100 000 tons of ore and waste per month, the 50-ton haul trucks provide cost benefits over smaller units.

The decline cross section was made 5,0 m wide x 5,3 m high to cater for the trucks and ventilation requirements. The cross section area allows for a Toro 50 ton haul truck to travel on a 0,3 m roadbed with two 1 050 mm ventilation ducts during the development phase. The surface box cut for the access-decline portal is extensive to cater for the depth of the overburden and incompetent rock. The depth to the footwall of the decline excavation at the brow position has been designed to 32,5 metres below surface.

A five-metre finished diameter shaft is being sunk from surface to 320 metres below surface. It will be used to provide downcast ventilation, human access, and all services necessary for mining such as telephone, signal and power cables, pumping, compressed air, service water, drinking water and drain columns.

The shaft will be equipped with rope guides fixed at the bottom of the shaft and tensioned in the headgear. Spear-point guides will be installed in the bank area and at the bottom of the shaft. Crash beams will be installed in the headgear and at the bottom of the shaft.

5.2.3 Rock Engineering

Modder East and UC prospect areas are located on the East Rand, north of the town of Springs and south of the N12 Witbank highway. The location of the proposed mining area with respect to surface infrastructure (including roads, rail lines, surface dams and watercourses) is shown in Figure 2.3. The design of the underground pillar and stoping layout is such that pillar failure, significant convergence, or extensive panel collapse is not expected. In addition, it is likely that ground contained in fault losses will contribute to regional stability. No significant surface subsidence is anticipated near any surface structures, particularly the Spoornet railway lines and the N12 highway.

The shaft pillar has been sized at 36 m x 36 m, which should be sufficient to maintain vertical strain and induced vertical stress within generally acceptable limits.

SRK undertook a preliminary geotechnical assessment of the expected ground conditions based on the drill core from DD 28 deflection 6. Using Laubscher's rock-mass ratings and Barton's Q system of rock mass classification, the rock mass can be described as fair to very good. Facies variations within both reef packets can be expected to influence rock mass quality and the possibility of poorer quality ground existing in some areas cannot be precluded. Identification and management of changes in ground conditions will be part of the normal mining process.

The safety factor for the pillar layout and panel span varies with depth and rock mass strength as shown in Table 5.1. Safety factors are generally acceptable.

Table 5.1: Summary of Pillar Design Calculations – Modder East

Parameter	BPLZ	Kimberley	Kimberley
Depth below surface	300 m	300 m	500 m
Stoping width	0,9 m	0,9 m	0,9m
Design rock mass strength	62 MPa	77 MPa	77 MPa
Panel width	25 m	25 m	25 m
Pillar size (l x w)	6 m x 4 m	6 m x 4 m	6 m x 4 m
Effective pillar width	4,8 m	4,8 m	4,8 m
Holing size	2,0 m	2,0 m	2,0 m
Extraction percentage (%)	89,7	89,7	89,7
Pillar stress	78 MPa	78 MPa	130 MPa
Pillar strength	147 MPa	182 MPa	182 MPa
Factor of safety	1,9	2,3	1,4

It is expected that pillar strengths will vary: lithological changes will affect material strength, and facies changes will affect the mining height and mining practice that could result in undersize (or oversize) pillars. With the planned high-percentage extraction (approximately 90%), small changes in pillar geometry could rapidly reduce pillar strength and safety factor to unacceptable levels. A system to monitor pillar condition should be incorporated into the code of practice to give adequate warning of any pillar instability.

The planned panel spans of 25 m for the BPLZ have been verified by SRK's preliminary geotechnical investigation. Where adverse geological features are intersected, additional stope support or in-stope pillars may be required for local stability.

SRK concurs that the recommended stope face and permanent support specifications are feasible and can be refined once mining has started and the required support resistances can be determined.

A comprehensive geotechnical investigation of the portal site has been undertaken to minimize the risk of encountering sinkholes in the dolomite formations. The support recommendations for the open cut and decline design require a high level of rock engineering, as these are critical excavations to the success of the mining operation. The support designs are based on empirical relationships and must be justified by sound ongoing examination of rock conditions during development. No problems are foreseen. SRK concurs with the tendon-support design for the decline, passing bays, excavation intersections and footwall development. The feasibility study has made provision for the use of shotcrete where the ground is of poorer quality.

The mine study proposed a Y-legged ore pass, with a 60° angle between the legs, for handling ore from reef horizon to the footwall tramming. The proposed design should remain stable for the life of the ore pass. Failure of the wedge between the two ore passes could be caused by scaling, poor ground conditions or abnormal geological structures. Inclusion of multiple ore passes per raise line in the feasibility study mitigates this risk.

Where the Black Reef is overlain by dolomites, the risk of water inundation must remain and demands constant vigilance notwithstanding that the drill-holes for valuation did not intersect large quantities of water. In mitigation, it was reported that mines in the East Rand Basin in the area of Modder East have been dewatered to 750 metres, depressing the local water table to below the mining elevation of the Black Reef.

Footwall development shows a line of in-stope grid pillars directly above the footwall drive. Although the planned middling is 25 metres, SRK is concerned that excessive stress concentration on the footwall drive may result in scaling under poor ground conditions and monitoring of the design performance is recommended. Pre-stressed stick support is considered adequate in the stope. The support-design criteria will be regularly evaluated against the code of practice for the mine and revised as necessary.

5.2.4 Mining Method Description

The mining method selected for the BPLZ stoping is conventional narrow reef mining as practised widely in South African gold mines. Mining will be serviced by a trackless footwall infrastructure. All access to the reef horizon and all on-reef excavations will be mined in a conventional manner (Figure 5.1-A).

A plan showing the area to be stoped on the BPLZ horizon is given in Figure 5.1-B.

The stoping panels will be 29 metres wide including a 4-metre pillar. The advance strike gulley ("ASG") is planned at 1,5 metres in width and 2 metres in height and the remaining 23,5 metres of the panel is planned at a stope width of 1,0 metre. The strike length allowed for each panel is 90 metres including the raise development and ledging sections. Panels will be mined in a strike direction with the ASG leading by at least 2 metres.

The mining method used on the UK9a Reef will be very similar to that used for BPLZ. The most significant difference between the two reefs is that the UK9a dips at between 6° and 12°. Access to the stopes will be via a travelling way developed at an inclination of 34° from the UK9a footwall haulage (Figure 5.2-A). On the uppermost level of the UK9a, a vent raise will be developed to hole into the BPLZ horizon. All return ventilation from the UK9a mining will pass up this ventilation raise and return to the exhaust ventilation shaft to surface via the old workings on the BPLZ horizon. A single ore pass will service each raise line. Back lengths are nominally 232 metres in length but due to the size and shape of some of the identified mining blocks, some raises are 300 metres long. No more than six panels will be worked per raise line at any one time, which means no more than three panels will be blasted per shift.

A plan showing the extent of stoping on the UK9a Reef is given in Figure 5.2-B.

5.2.5 Development

The underground infrastructure for access to the stopes for men and material and for transport of rock will be positioned in the footwall of the reef. In both the BPLZ and the UK9a reefs, the footwall infrastructure will be positioned 25 metres below the reef horizon. This allows the stope ore passes to accommodate one full shift's expected production. The footwall infrastructure is designed for trackless, diesel-powered trucking as well as transport of men and material.

On the BPLZ footwall elevation, the layout will consist of a footwall haulage developed west and east from the tip positions. The footwall haulage will be 5 metres wide by 5 metres high. Loading crosscuts will run north and south from the footwall haulage to the extremities of the ore body (Figure 5.3). Loading crosscuts are 4,0 metres wide by 4,5 metres high. Truck loading boxes will be located in the loading crosscuts to control the loading of ore from the stope ore passes. Material bays will be established at the entrance to each raise line from the loading crosscuts. A travelling way of 3 metres wide by 2,5 metres high will lead from the material bay to the stope above. This layout is made possible by the flat dip of the BPLZ reef.

A tipping arrangement will be established on the footwall below the BPLZ. Trucks moving ore and waste from the stopes and development ends will discharge into tips here. Two silos, with a capacity of 2 300 tons each, for ore and waste will be established below the BPLZ footwall drive. Trucks hauling rock to surface are filled from the loading chutes below the silos.

To access the UK9a stopes, footwall haulages will be developed west and east of the central-access decline. The material bays and stope loading boxes will be located in the footwall haulages. The strike length of the mining blocks on the UK9a reef will be limited, with each footwall haulage servicing no more than three stopes. The positioning of loading boxes in the footwall haulages is not expected to cause excessive congestion.

5.2.6 Mine Planning

The development crew consists of three teams with an appropriate trackless fleet. The teams have the capacity to advance 252 metres per month for multiple development ends or 120 metres while mining a single end. In the priority decline development, the

advance rate is planned at 40 to 120 metres per month, supplemented by muck bays at 60 metres per month, totalling 180 metres per month. On completion of the decline, the number of available development ends increases with the footwall development and the maximum advance rate per month on any end reduces to 40 metres per month.

Each raise line is planned with eight panels on either side of the raise, only 12 panels will be worked at any one time. This provides spare faces for crews to move to should any face be stopped or encounter geological problems such as a fault or dyke. The mining of six panels per shift for two shifts per day also reduces the amount of activity in a particular raise, reducing congestion in the handling of rock and material. Factors used to determine face advance and tons produced are shown in Table 5.2.

Table 5.2: Calculation of Face Tons per Month per Panel

Calculation Parameter	Value
Hole length (m)	1,00
Angle (degrees)	70
Advance per blast (m)	0,85
Blast efficiency	70%
Days per month	30
Face advance per month (m)	14,0
Tons per blast	66
Average tons per day	35
Tons produced per month	1 000

Each panel can be expected to produce 1 000 t/month.

5.2.7 *Pay Limits and Cut-off Grades*

The following modifying parameters or factors have been used for the calculation of the Modder East Mineral Reserves:

- BPLZ Resource width — 1 m
- UK9a Resource Width — 1 m
- Tramming width — 1,08 m
- Gold price — ZAR 193 000 per kg
- Mining operating costs — ZAR 246/t on BPLZ and Blanket Facies and ZAR 276/t for UK9a Kimberley Reef
- Minor Geological Losses — 5%
- Gold Losses — 10%

A number of calculations were made to determine the *in situ* pay-limit grade for the various mining methods. The calculations assumed a gold price of USD 800/oz and an exchange rate of USD 1,00:ZAR 7,50 (6,84). The equivalent Rand gold price is ZAR 193 000/kg (211 643) The operating costs that were applied depend on the mining method. Together with the modifying factors, the pay-limit grades were calculated as being:

- Narrow reef mining on BPLZ horizon: 1,67 g/t.
- UK9a (Kimberly Reef) mining: 2,12 g/t.

Additionally marginal pay-limit grades were calculated using the above criteria, with the exception of the operating cost. The operating cost was reduced by an amount for mine development to determine a marginal operating cost, which was then used in the marginal pay-limit-grade calculation. The marginal pay-limit grades are:

- Narrow reef mining on BPLZ horizon: 1,32 g/t
- UK9a (Kimberly Reef) mining: 1,76 g/t

Using the above modifying factors the total probable Mineral Reserves excluding the Channel Facies were estimated as 7,65 Mt at an average grade of 5,51 g/t.

5.2.8 *Production Scheduling*

The production was scheduled for the LoM using the Mine 2-4D Scheduling package.

The decline development was based on trackless mining equipment. The advance rates detailed in Section 5.2.6 are based on benchmarking with other similar projects as well as calculated productivities.

Once the decline reaches the BPLZ footwall position and footwall development commences, the advance rates per end used in the mine schedule are 80 metres per month. The current status is that the box cut has been completed and the declines have been advanced to within 300 metres of the reef horizon.

Travelling ways, stope ore passes, raises and advance strike gullies will all be developed using conventional hand-held rock drills and air legs. The advance rate used in the schedule is 30 metres per month for travelling ways, 50 metres per month for raises and 20 metres per month for ore passes. Key milestones in the development schedule are:

- First reef is expected before December 2008
- First BPLZ stoping is anticipated in April 2009
- First UK9a stoping is planned for May 2010
- Full production is on schedule for June 2010.

First ore production is achieved in month 29 from reef development. Ledging commences in month 30. Full production of 100 kt/month is reached in month 61. Full production is maintained for some three years, after which production tails off for the last two years of the mine's life. A graph showing the source of RoM tons for the LoM can be seen in Figure 9.1. The production plan provides for total of 7,56 Mt at an average grade of 5,51 g/t to be mined. The LoM tonnage based on the production schedule is higher than the declared reserves in Table 4.1 as some blocks of ore that is classified as Inferred Resources will have to be extracted during normal mining operations.

The split of ore produced from the two reef horizons is not constant throughout the LoM, but BPLZ ore makes up 76% of the total reserve.

5.2.9 *Manpower*

The feasibility study determined that the labour complement required for the Modder East Project at steady state production is 1 535 personnel (Table 5.3).

Table 5.3: Summary of Labour Complement at Steady-state Production

Department	Complement
Management	5
Administration	40
Engineering	133
Technical Services	19
Production	1 299
Metallurgy	39
Total Complement	**1 535**

SRK was advised that the total production complement on the mine in Table 5.3 excludes any leave or relief provision, although the team composition has considered sick absenteeism. Aflease accounted for this in the feasibility study by increasing the labour rates by about 8%. These adjusted labour rates were higher than the aggregate labour rates paid by neighbouring mines in the East Rand, but they can be considered low in the range of salaries paid in the industry.

5.2.10 *Ventilation*

There are no regulations regarding the minimum quantity of air to be delivered, but good practice is to provide at least 0,06 m^3/s per rated kilowatt at the point of use. This quantity is required when the equipment is operating, irrespective whether the equipment is working hard or idling.

For normal mine development, the feasibility study makes provision for a dilution quantity of 0,075 m^3/s per rated kilowatt. For decline development, where a dedicated end is served by the diesel equipment, a dilution factor of 0,06 m^3/s per rated kilowatt at the point of use is defined. These overall dilution factors are acceptable. Mine standards will ensure that more equipment than allocated in the design is not allowed into these areas. Ongoing monitoring of occupational hygiene and ventilation will also ensure that more air can be delivered to areas if pollutant criteria are exceeded. Proposed ducting will be able to carry additional air, but additional fans may be required, depending on delivery distances.

The feasibility study determined that a flow of at least 400 m^3/s is required in the mine (based on a minimum permissible face velocity of 0,5 m/s). This is acceptable if mechanized development headings are allocated sufficient air for dilution of pollutants. If the diameter of upcast bored holes is increased, more air could be circulated at reduced main-fan pressures, but a detailed economic analysis would be required for an evaluation of raise-bore costs vs. capital and operating costs for fans.

Using costs given in the feasibility study, a provision of about ZAR 2 million has been made for secondary ventilation capital equipment (fans, ducting, ancillaries) for development of the declines, footwall drives and haulages. The amounts specified are reasonable.

The operating-cost schedules allow for replacement of ducting in headings at a rate of 1,6 m/month. With high standards of duct maintenance, this could be feasible. In addition, provision is made for a certain amount of recovery in the costing.

The trucking operation and all logistics services are in intake airways. This is considered a moderate risk, although the vertical shaft will act as an auxiliary intake airway.

Special operating procedures should be compiled for the handling of fires in the decline and footwall haulages.

5.2.11 SRK Comments

The selection of the mining method and infrastructure access proposal are appropriate for the size and depth of the Mineral Reserves. SRK is satisfied that sufficient work in the mine design and mining capital infrastructure has been done to give confidence at this level of study. A contingency of 10% has been applied to all capital items in the feasibility study, which is reasonable.

The average operating cost for the LoM is ZAR 188,69/t, which appears low when benchmarked against the costs of similar narrow-reef mines. It is understood that all waste development has been capitalized over the LoM, which accounts for the lower operating cost.

No fatal flaws in the mine design, ventilation or rock-engineering aspects that could materially affect the implementation of the project have been identified in the review. The support recommendations for the open cut and decline design must be justified by sound geotechnical investigation of the rock-mass properties, but no problems are foreseen.

Plant and equipment required to achieve the forecast rates of mining are included in the capital estimates discussed in Section 5.5.

5.3 Mineral Processing

This section includes discussion of and comment on the metallurgical processing aspects associated with the Modder East project. Bateman Minerals compiled the process-plant study, which includes design, labour and capital and operating cost estimates. Mintek tested metallurgical samples, while Bateman was responsible for the interpretation of the test-work results.

5.3.1 Metallurgical Test Work

Test work was undertaken by Mintek to support the plant design in two stages:

- A bulk sample from each of the Black Reef and UK9a Kimberley Reef from Grootvlei Mine No. 8 Shaft operated by Petrex;
- Variability tests on selected intervals from 18 drill-hole core samples from Modder East.

Samples had to be taken from Grootvlei, as access to the Modder East property for whole-ore samples was not possible in mid-2005. The location of the bulk samples taken from Grootvlei is not clear. However, Aflease informed SRK that the ore samples represent typical metallurgical characteristics of Black Reef and UK9a ore zones being processed at Grootvlei Mine in 2005. In addition, Aflease believes that the ore samples from Grootvlei should be reasonably representative of what can be expected from Modder East.

Bottle Roll Dissolution Tests

Bottle roll dissolution tests were conducted on the bulk samples extracted from Black Reef stopes in operation at Grootvlei. Fifteen channel samples were cut down the total stope width including both mineralized reef and waste. Interpretation of the results was complicated because sample head grades ranged from 3 g/t to 35 g/t, with most being higher than anticipated plant-feed grades. However, the following observations are of relevance:

The results confirm the presence of very strong preg-robbers in the Black Reef ore, with average dissolution of 97% in the presence of new activated carbon and 69% in the absence of activated carbon.

There is no obvious relationship between head and residue grade, and significantly more work would be required to determine such a relationship with any confidence. On average, though, a final residue of 0,33 g/t was observed.

In view of the anticipated plant-feed grade, samples with head grades below 8 g/t were separated out. In the presence of new activated carbon, these yielded an average head and residue grade of 4,27 g/t and 0,33 g/t for an average recovery of 92%.

Operating experience at Petrex indicates that actual plant recovery on Black Reef is approximately 98% of that found in bottle roll tests, with an indicated plant recovery of 88%. This is probably due to the inability of partly fouled plant carbon to counter the effect of preg-robbers to the same extent as new carbon used in laboratory testing.

Diagnostic Leach Tests

Mintek conducted multi-stage diagnostic leach tests on two composite 300 kg bulk samples from the BPLZ facies of the Black Reef and the UK9a Reef. The procedure involved the sequential solubilising of minerals associated with gold, commencing with the least stable, and then extracting the associated gold by cyanidation/CIL. The free and exposed gold was quantified by direct cyanidation. A second sample was leached in the presence of carbon ("CIL") to establish gold that is preg-robbed (by difference). The CIL residue was then subjected to a series of oxidative pre-treatments using progressively hydrochloric acid, nitric acid and roasting, followed by CIL to quantify respectively, gold associated with oxides (e.g. hematite, calcite, dolomite); gold associated with the more stable sulphides (e.g. pyrite, arsenopyrite); and gold associated with carbonaceous minerals (e.g. kerogen). The remaining undissolved gold was assumed to be locked in the gangue minerals.

The Black Reef and UK9a Reef samples had head grades of 2,75 g/t and 4,16 g/t ,respectively. Both samples were milled to a grind specification of 80% passing 75 µm. The gold-mineral associations determined by the sequential leach procedure for the two samples are shown in Table 5.4.

Table 5.4: Diagnostic Leach Test Results

Association	Black Reef Gold grade (g/t)	Black Reef Gold distribution (%)	Kimberley Reef Gold grade (g/t)	Kimberley Reef Gold distribution (%)
Gold available to direct cyanidation	2,39	87,05	4,08	98,11
Gold that is preg-robbed (CIL)	0,06	2,24	0,00	0,00
Gold associated with minerals digestible by hydrochloric acid	0,00	0,00	0,00	0,02
Gold associated with minerals digestible by nitric acid	0,23	8,50	0,00	0,01
Gold associated with carbonaceous matter	0,03	1,04	0,00	0,00
Gold associated with quartz (balance)	0,03	1,17	0,08	1,86
Total	**2,75**	**100,00**	**4,16**	**100,00**

In the Black Reef, gold extraction by direct cyanide leaching was reasonably high at 87,05%, with 2,24% being attributed to preg-robbing. The majority of remaining gold (8,5%) is associated with stable sulphides such as pyrite and arsenopyrite. Only 1,04% of the gold was associated with carbonaceous minerals. The remainder appeared to be associated with inert gangue minerals. The nitric-acid digest consumed about 21% of the total mass, which is associated with the sulphides component.

In the Kimberly Reef, 98,11% of the total gold proved to be extractable by cyanide with only very minor association with sulphides, carbonates and iron minerals. The remainder (1,86%) of the gold was associated with inert minerals such as silicates.

The results indicate that, with the use of CIL processing, some 89,29% of the gold in the Black Reef and 98,11% of the gold in the UK9a Reef should be recoverable.

Given that the preg-robbing behaviour for the bulk sample amounted to 2,24% of the total gold feed, it can be surmised that higher levels of organic carbon would result in even greater losses without the presence of activated carbon in the leach circuit. Erring on the side of caution, Aflease decided to adopt a fully CIL circuit rather than risk a carbon-in-solution ("CIS") arrangement.

Comminution Test Work

CIL leaching of Black Reef displays a trend of decreasing tails for a decreasing grind size. Tails appear to level off inside the range of 75 to 90 µm and drops again at 53 µm. This may be related to mineral liberation from sulphide species at the finer sizes, with free milling gold being released at coarser sizes. As there is little difference in tails grade between 80% minus 75 and 90 µm, a grind size of 80% minus 90 µm was selected for Black Reef ore design purposes. This corresponds to a tails grade of 0,34 g/t or 86,4% CIL gold extraction.

The results for Kimberly Reef are in complete contrast to those for Black Reef. Kimberley Reef appears to be completely insensitive to the grind in the test series 80% minus 53 to 150 µm, returning a uniform tails grade of 0,08 g/t or 95% CIL gold extraction.

Gravity Concentration Tests

Sub-samples of each ore type (composite 30 kg samples from the Black Reef and the UK9a Reef) milled at 80% passing 150 µm were subjected to gravity concentration using a laboratory-scale batch Knelson concentrator. For Black Reef ore, 14,4% of the total gold reported to the final concentrate. This indicates that the Black Reef has a low amenability to gravity concentration.

For the Kimberly Reef ore, 63,5% of the total gold reported to the final concentrate. This implies a high amenability to gravity separation.

Variability Tests

The eighteen variability samples were subjected to gravity concentration tests (Knelson followed by hand panning of concentrates) and CIL treatment of gravity tails plus middling. The results are summarized in Table 5.5, where the average, minimum and maximum values for the three ore zones (Black Reef, Channel Facies and Kimberley Reef) are displayed.

Table 5.5: Variability Test Results

Sample	Head (g/t)	Gravity Tail (g/t)	CIL Res. (g/t)	Conc. Mass (% of feed)	Gold Deportment (% of new feed) Conc.	Middling	Gravity Tail	CIL gold	Overall Rec. (%)
Black Reef									
Average	7,23	3,50	0,27	2,30	46,5	8,7	44,8	40,7	87,2
Minimum	2,63	1,08	0,08	0,78	36,7	4,2	24,9	24,3	83,8
Maximum	20,34	12,35	0,89	4,41	70,9	12,2	57,6	51,9	95,2
Channel Facies									
Average	1,64	0,66	0,11	1,67	54,3	7,9	37,8	30,7	85,0
Minimum	1,18	0,28	0,08	1,15	37,6	5,3	22,3	12,0	76,7
Maximum	2,42	1,37	0,15	2,93	70,0	12,9	52,8	47,4	89,9
Kimberley									
Average	5,16	1,11	0,14	0,82	69,2	9,8	21,0	17,8	87,0
Minimum	1,99	0,32	0,08	0,44	55,8	5,2	10,4	9,4	81,6
Maximum	7,72	2,07	0,22	1,17	84.4	12,6	31,7	25,9	93,9

The conclusions to be drawn from Table 5.5 by reef type are presented below:

- **Black Reef**
  - Wide range of head grades, from 2,63 g/t to 20,34 g/t;
  - Average gold recovery was 46%, compared with 14,4% for the bulk sample of Black Reef. This level of mass pull cannot be achieved with batch concentrators in plant practice;
  - CIL gold extraction from gravity tailings averaged 40,7%;
  - Overall gold extraction averaged 87,2%, which is comparable with the 89% recovery from the bulk sample. This suggests that the Black Reef ore is reasonably consistent.
- **Channel Facies**
  - The head grades of the samples varied from 1,18 g/t to 2,42 g/t;
  - Gravity gold recovery to final concentrate averaged 54,3%, which is high given the low head grades of the samples. This level of mass pull cannot be achieved in plant practice with batch concentrators;
  - CIL gold extraction from gravity tailings averaged 30,7%;
  - Overall gold extraction averaged 85%. The range in the results is fairly narrow, which should allow for consistent operation.
- **Kimberley Reef**
  - The head grades varied from 1,99 g/t to 7,72 g/t;
  - Average gold recovery to gravity concentrate was 69,2%, compared with 63,5% for the Kimberley Reef bulk sample;
  - CIL gold extraction from gravity tailings averaged 17,8%. This was low because of the high gravity recoveries;
  - Overall, gold extraction averaged 87%. This is substantially lower than the Kimberley Reef bulk-sample result, which indicated that an overall recovery of 97% to 98% could be achieved.

5.4

5.4.1 Process Description

The Modder East project envisages the construction of a new CIL plant on the East Rand to process Black Reef and Kimberley Reef ores. The Modder East plant will consist of a single-stage semi-autogenous ("SAG") mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electro-winning and smelting. The highly abrasive nature of the ore favours low-charge milling with as few stages of crushing as possible. The schematic flow sheet is shown in Figure 5.4. The plant will have a design capacity of 100 000 t/month to match LoM requirements.

The construction of the plant started in the fourth quarter of 2007 and is expected to be completed at the end of March 2009. The ground stabilization work has been completed and the mill and tank foundations have been cast. The CIL tanks have been erected. The major long lead items for the plant have been ordered and no major delays are anticipated.

The tailings disposal facility was approved by DME 11 June 2008, and the earthworks and construction were started immediately to benefiting from the dry winter season.

5.4.2 Sampling, Analysis and Gold Accounting

Metal-accounting procedures for Modder East have not been finalized, but determination of head grade may be awkward due to the difficulty of taking representative samples from the coarse feed to the SAG mill. The inclusion of gravity concentration in the milling circuit will also preclude the use of thickened pulp as a direct measure of plant-feed grade. Typically, in such instances, the head grade is back calculated from the pulp grade plus gravity gold recovered.

A laboratory will be located at the plant site to process and prepare plant samples. The analytical service will be outsourced to an external assay laboratory on the East Rand.

5.4.3 Gold Lock Up

Being a new or re-commissioned plant, in-plant gold inventory will accumulate from start up, and this will be released only at plant closure. The inventory will fluctuate during operation but typically might average 100 kg at the envisaged scale and mode of operation.

Traditionally, on final closure and clean up, South African plants have yielded between 0,04% and 0,40% of the total gold produced through the life of the plant. Due to the relatively short life of the Modder East project, this is considered immaterial.

5.4.4 SRK Comments

The Modder East project envisages the construction of a new CIL plant on the East Rand to process Black Reef ore. The proposed design capacity of 100 000 t/month matches the LoM requirements.

No grind sensitivity tests were performed on the variability samples, because the available sample masses were small. Confirmatory test work is warranted at different grind sizes before final design.

The design calls for a grind to 80% minus 90 micrometre (μm). This performance might not be achievable in a single SAG mill. The grind is a little coarser than the norm of 80% minus 75 μm. To achieve 80% minus 75 μm a primary and secondary ball mill is normally required. As the design grind of 80% passing 90 μm may exceed the performance of single SAG mill, Bateman recommended that additional comminution work should be done before the final selection of the SAG-mill design. SRK agrees with this approach.

True representation of the gold extraction on the Modder East variability samples was not possible as the gravity middling produced was totally consumed in the assay and nor recombined with the tails for cyanide leaching. SRK recommends confirmatory test work on additional variability samples, to ensure that all gravity and non-gravity gold is leached in cyanide.

Only very limited information from six variability samples from the Channel Facies is available. Aflease should consider more confirmatory metallurgical test work on this ore to assess the gold recover.

Limited bottle roll dissolution tests were conducted on channel samples extracted from operational Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex. Diagnostic leach and gravity-concentration tests were conducted on bulk samples of Black Reef and UK9a Reef. Variability metallurgical test work was conducted on eight Black Reef samples, six Channel Facies samples and four UK9a Kimberley Reef samples. Based on the test-work results and Petrex's experience, the recoveries to be used for evaluation purposes should be 88% and 95% for BPLZ and UK9a, respectively.

The feasibility study assumed that the supply of reagents will be metered across to the plant distribution tanks in the required concentrations from an independent facility operated on a build-own-operate-transfer ("BOOT") basis. As the feasibility study has not established if such BOOT suppliers exist, it would be prudent to incorporate reagent make-up facilities in the capital-cost estimate until the BOOT reagent supply can be confirmed. This additional capital cost is likely to be small.

5.5 Tailings Management

The following summarizes the findings regarding the tailings-dam facility ("TDF") for the Modder East project.

Several options were examined for the TDF site before selecting one within the boundaries of the mineral rights area that NKGM owns. It is on the site of an old reclaimed tailings dam immediately northwest of the planned mining footprint (see Figure 2.2). The zone of influence of the TDF could include the Cowles Dam to the south but will not extend as far as the Blesbokspruit wetlands and Marievale bird sanctuary.

The tailings will be deposited using the ring-paddock system conventionally employed on South African gold mines, using an upstream-deposition method of construction.

The TDF has been designed according to the following parameters:

- The maximum rate of rise (RoR) of 2,5 m/a
- The deposition rate will be 100 000 t/month
- The expected LoM is 10 years
- The maximum height of the dam will be approximately 20 m
- The footprint of the TDF will cover approximately 62 ha
- The outer slopes will not exceed 1:3
- The berm slopes will be restricted to less than 1:1,5
- The decanting system should be sufficient to drawdown the 1:50 year storm in 72 hours
- The freeboard from the penstock intake point to the perimeter berm should be 1,2 m.

The description of the conceptual engineering for the TDF corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations on safety and stability in terms of slope geometry, gravity-decanting, under-drainage, and rate of raise. The return-water dam will be lined with a compacted clay layer to prevent seepage of contaminated water into the ground.

The capital cost of ZAR 16,9 million appears to be reasonable.

The monthly operational cost was calculated to be ZAR 0,80/ton and covers the necessary labour and supervision for normal operation of a gold tailings facility.

The operational strategy for water management calls for the maximum recovery of water from the tailings dam. Reclaimed water in the decant-water pond will be intermittently pumped to the process-water tank at the plant to maintain the pond level within set limits. It is expected that about 50% of the process water in the slurry arriving at the TDF can be returned to the plant.

5.5.1 SRK Comments

The description of the conceptual engineering for the TDF for Modder East corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations on safety and stability in terms of slope geometry, decanting, under-drainage and rate of raise.

5.6 Engineering Infrastructure and Capital Projects

Access is provided into the higher-grade central region of the ore body with a single trackless ramp. This offers greater flexibility and less waste development-metres than conventional shaft and horizontal tracked haulage. The ramp system also offers earlier access to the high-grade ore, future access to the Kimberley reefs, and the ability to track the reef horizon, which varies in elevation by about 50 m over the mining area.

The vertical shaft is the artery for all services. To avoid traffic congestion in the ramp, rock hauling will be scheduled with material requirements, equipment and personnel movement.

To avoid damage to the pipes, service columns and power cables should not be suspended below the upper impact line of any mobile equipment.

Capital costs have been estimated at the appropriate level with the backup of quotes from major equipment suppliers.

Road access to the site will be via regional tarred roads connecting Daveyton, Boksburg and Cowles Dam. The area is well serviced by road and rail links, allowing easy and convenient daily commuting to the central and eastern Witwatersrand.

OR Tambo International Airport is some 15 km northwest of the project site. Rand Airport (Germiston) is some 20 km west of the project site.

An electrical-power network exists in the area, and the feasibility study assumed a 22 kV supply would be available from Eskom within two kilometres of the site. An installed capacity of 35 MVA is planned. Capital-cost estimates were based on a mix of new and second-hand switchgear and transformers.

The feasibility study assumed that a water connection could be established with the Rand Water Board within a 1,5 kilometre radius of the surface infrastructure. This will provide potable and make-up water.

Table 5.6 gives the projected capital expenditure for the Modder East project in 1 January 2006 money terms, split into project and ongoing capital requirements. The provision for environmental closure included in the feasibility study capital budget has been removed, as it is treated differently in this CPR. The CIL plant is rated at 100 000 t/month. SRK has adjusted the ongoing capital provision to 3% of operating cost excluding labour in any given year less any identified capital. The estimated capital expenditure is shown in Table 5.6.

Table 5.6: Modder East: Capital Expenditure Estimates

Capital Item		2008	2009	2010	2011	Total Capital (ZAR Millions)
Capital Development	(ZARm)	18,8	91,6	86,6	0,0	**197,1**
Trackless Development Equipment	(ZARm)	4,5	9,9	8,9	0,0	**23,3**
Conventional Mining Equipment	(ZARm)	17,5	26,9	2,0	0,0	**46,5**
Shaft Sinking	(ZARm)	49,4	5,9	20,3	0,0	**75,7**
Underground Engineering	(ZARm)	4,3	7,9	6,7	0,0	**18,9**
Surface Engineering	(ZARm)	5,9	14,5	4,9	0,0	**25,4**
Capitalised Working Costs	(ZARm)	0,4	0,2	0,0	0,0	**0,6**
Stoping on Off-reef development	(ZARm)	0,0	0,0	0,0	0,0	**0,0**
Technical Services	(ZARm)	0,0	0,0	0,0	0,0	**0,0**
Modder East Plant	(ZARm)	198,0	0,0	0,0	0,0	**198,0**
Tailings Facility Capex	(ZARm)	27,0	0,0	0,0	0,0	**27,0**
Total Project Capital Expenditure	(ZARm)	**325,9**	**157,0**	**129,6**	**0,0**	**612,4**

The capital estimate for the plant is based on the use of new equipment and is considered realistic.

As construction costs for tailings dams are very sensitive to the footprint of the impoundment, location from plant, land rights, and other site-related issues, the presented costing is based on the assumption that a new facility will be constructed within the available area.

5.7 Operating Costs

5.7.1 Mining

The operating costs have been prepared using zero-based costing techniques, assuming reasonable consumable consumption levels. The ratio of development to stoping is roughly in line with industry norms. SRK was advised that the total complement on the mine is 1535, of which 39 are plant personnel. This excludes any leave or relief provision, although Aflease has catered for this by increasing the base labour rates by about 8%.

Table 5.7: Modder East – Mine Operating Cost Estimate

Operating Cost Item Operating Cost	ZAR/t
Management	10
Mining consumables	48
Mining labour	38
Mining equipment	30
Engineering consumables	10
Engineering labour	13
Technical Services consumables	4
Technical Services labour	3
Administration consumables	1
Administration labour	4
Water	2
Electricity	26
Other	2
Closure fund contributions	3
SLP provisions, separation benefits	10
Total operating cost excluding process	**204**

The average LoM operating cost for all mining is ZAR 204/t, which appears low when benchmarked against the costs of similar narrow reef mines. Aflease advised SRK that all development costs were treated as capital expenditure in the feasibility study

5.7.2 Processing Plant

Operating costs for the Modder East Plant (Table 5.8) were developed as part of the feasibility study by Bateman with input from Aflease and Turgis. Operating-cost estimates have been determined using zero-based costing techniques, assuming reasonable consumption levels of consumables, and are in 1 July 2008 money terms. The estimate used in the TEMs ZAR40/t ore processed.

Table 5.8: Modder East – Process Plant Operating Cost Estimate

Component	Unit Cost (R/t)	
	BPLZ	UK9a
Salaries and Wages	7,11	7,11
Stores and Materials	22,10	16,23
Maintenance	2,65	2,65
Power	6,62	6,47
Other	1,61	1,55
Total Modder East Plant Cost	**40,09**	**34,01**

5.7.3 Total Operating Cost

The average operating cost for the LoM of the Modder East project is R244/t of ore milled – a mining cost of ZAR 204/t and a plant cost of ZAR 40/t. Conversion of the capitalized development costs into an operating cost increases the average LoM cost to R212/t, which while on the low side is reasonable in comparison to similar narrow-reef operations.

5.8 Environment

The mine area is located within the Ekurhuleni Metropolitan municipality (EMM). The mine is located on the farm Remainder Cloverfield 75IR. The mine site lies mostly on the footprint of an old tailings dam, which is understood to have operated from 1960 to the late 1990s after which the tails were reclaimed for the extraction of residual gold. Observations made on site did not indicate the presence of any residual tails on site. However due to the nature of the previous land use, i.e. tailings disposal facility, the area is considered disturbed and not environmentally sensitive. Although the land adjacent to the mine site has been cultivated, the site itself has no agricultural activities on it.

The mine is in the Blesbokspruit catchment with the spruit located approximately 2.5 km west of the Blesbokspruit River (Upper Blesbokspruit catchment). No dams are located within the boundaries of the mine area, however, Cowles dam lies approximately 1.5 km south, and Alexander Dam lies approximately 3 km south west of the mine area both of which have apparently been impacted on by the industrial activities in the areas.

The suburbs of Eastvale (also known as Modder East) and Dersley lie to the west of the proposed mine. Sappi Enstra and Grootvlei No. 8 shaft are to the south, and the informal settlement of Slovo Park and the Welgedacht small holdings lie to the southeast and east respectively. The N12 highway is located to the north of the mine and a further 2 km north of the N12 is the township of Daveyton.

5.9 Compliance

As a result of design changes a number of EMPR's have been submitted to the DME in terms of the MPRDA. However, the final version was submitted in June 2007 and approval was received from the DME on the 4th October 2007 (PWV 5/3/2/987). The EMP was approved on condition that:

(1) Tailings dam not to be constructed until geotechnical report and tailings dam design submitted to and approved by DME. Tailings dam design was approved by the DME as an addendum to the EMP on 11 June 2008.

(2) Underground risk assessment report to be submitted and approved by the Principal Inspector before mining activities commence in the affected area(i.e. the area within 100 metres of the tailings dam). Risk Assessment submitted to Principal Inspector on 14 March 2008, Approval still pending.

(3) Submission of radiation risk assessment and proposed remedial measures before 31 December 2007. Radiation Safety Assessment prepared by Dr J C Botha submitted to DME on 11 December 2008. A Certificate of Registration No. COR-225 subsequently issued to NKGM by the National Nuclear Regulator on 25 August 2008.

An application for a Water Use Licence was submitted to DWAF in early 2007. A draft licence was received in the middle of 2007 (Registration Number 16/2/7/C212/C108) however, the final licence has still to be issued by DWAF. It is understood that the mine have on a number of occasions queried the status of the licence with the regional DWAF office, however, as final licensing is undertaken nationally, the regional office cannot comment on why the licence has not been issued or when it can be expected. Strictly speaking the lack of a license is a legal non-compliance with the NWA, however, this is not currently seen as significant as many mines in South Africa have not yet applied for a license or if an application has been made, the licence has not been granted, and in this case it has been identified that the delay is primarily as a result of departmental responsibilities. A brief review of the draft licence by SRK indicates that the conditions in the draft are routine and are within the mines capabilities of achieving.

The mine has undertaken a background radiation safety survey which in summary indicated that the calculated dose is less than NNR requirements of 1 mSv/annum for members of the public and workers. The measured contamination levels were found to below 0.04 Bq/cm^2 for alpha and beta actively respectively. The radioactive concentration in the rock dump material is less than 0.5 Bq/g per isotope. These levels are all below the public clearance levels. This report has been lodged with the National Nuclear Regulator as well as with the DME. A Certificate of Registration Number COR-225 has been granted by the National Nuclear Regulator.

5.10 Environmental Issues – Modder East

5.10.1 Water Management

As the mine is not yet in operation, there is minimal water management required. That requiring management is water made in the underground, which is pumped to surface and evaporated. The quality of this water is poor due to elevated magnesium, sulphate and nitrate concentrations. However, as the water management infrastructure is lined it is not expected that there will be significant seepage to groundwater. The mine has implemented infrastructure in compliance with GN 704 as part of the construction phase. It is reported that a storm water management plan will be implemented to ensure that compliance with GN 704 is maintained during operations.

5.10.2 Potential for Acid Rock Drainage

Although the Knight Peisold design report indicates that the drainage from the tailings dam is likely to be acidic, it is understood that no geochemical characterisation of the waste rock and tailings has been undertaken. As residues of gold mining activities typically generate acidity, depending on the geology and geochemical properties of the host rock, it is necessary to characterise both the tailings material and waste rock in term of potential to generate acidity. This is necessary to design appropriate management measures for acid produced from the facilities. It is recognised that the waste rock dump is not likely to increase in volume in the short term as there is currently a contractor who is utilising crushed waste rock as a building aggregate, with the expectation that this will continue for the life of the operation. However, should this contract fall through there is the potential that the volume of the dump could increase. If this occurs and there is acid production from the material, the mine would need to consider appropriate management actions to mitigate possible environmental impacts.

5.10.3 Soil Contamination

Minor spills of hydrocarbons were observed in the workshop and salvage yard, however, these are not considered by SRK to be material.

5.10.4 Air Quality

During the current construction period, there are no significant dust emissions from the mine.

5.10.5 Social and Labour Considerations

The information presented in the EMPR indicates that appropriate public consultation was undertaken. Although the mine are still operating under an old order mining right and application for conversion was made in May 2008. As the conversion has not occurred for the mine there is no current requirement for a SLP. However, the mine has been proactive and has developed a Social and Labour Plan that has been approved by the DME. This document appears to be appropriate for the operation. The basis of the SLP is that the Modder East Mine will be owned by Aflease Gold (74%) and Micawber 400 (Pty) Ltd (26%). Micawber 400 is an empowerment company and has as its shareholders a Community Trust and an Employee Trust which each hold 30% of the issued share capital of Micawber 400. Should the Modder East Mine declare a profit, it will be allocated to the shareholders *pro rata* to their shareholding. Therefore, should a profit be declared, the Community Trust will receive 30% of Micawber 400's share which will be made available for community development through the Community Trust. The Community Trust will be represented by members of the local community as well as employees of Aflease Gold. The objective of the Community Trust is to assist and enhance the social upliftment of the Historically Disadvantaged South African ("HDSA") communities within areas where the mine is located. The aim of the of the Community Trust is to:

- Fund projects that would lead to job creation;
- Act as a catalyst to ensure that the benefits of the mining industry are widely spread;
- Ensure that the communities surrounding the mine benefit from it;

- Encourage sustainable job creation, entrepreneurship and self.
- Create independent entrepreneurs in the local economy.

As the mine is not yet operational, the SLP has not yet been implemented. However, once operational and turning a profit the SLP appears to be appropriate. A risk however, is if no profit is generated, there will be no benefits to the community.

5.10.6 Subsidence

It is reported by the mine that it is unlikely that subsidence will occur during mining activities. This however, should be accurately modelled once operations commence.

5.10.7 Closure Planning and Costing

The DME guideline for calculating closure liability has been used by the mines consultants to determine the quantum of the liability for the mine. This estimate is ZAR 20.3 million. A guarantee from Guardrisk for the full amount has been lodged with the DME. The amount of ZAR 20.3 million is appropriate for the current liability (as of July 2008); however, once the construction is complete, SRK is of the opinion that this amount is not sufficient. Based on the information in the EMPR indicating the infrastructure that is present, SRK is of the opinion that the liability could be between ZAR 30 to 40 million.



A: Sketch Illustrating BPLZ Stope Operation



B: Extent of Mining on the BPLZ

SRK Consulting
Engineers and Scientists

AFLEASE GOLD
Modder East - BPLZ stope layout and Mining extent in LoM

FIGURE 5.1

Figure 5.1: Modder East – BPLZ Stope Layout and Mining Extent in LoM



DIRECTION OF DIP
MINING PANELS
REEF
ORE PASS
TRAVELING WAY

A: Sketch Illustrating UK9a Stope Operation



-55000
-54000
-53000
-52000
-2898500
-2899000
-2899500
-2900000

B: Extent of Mining on the UK9a

SRK Consulting Engineers and Scientists	**AFLEASE GOLD** Modder East - UK9a stope layout and Mining extent in LoM	FIGURE 5.2

Figure 5.2: Modder East – UK9a Stope Layout and Mining Extent in LoM


LEGEND:
Decline
UK9a development
BPLZ development
FIGURE
5.3
AFLEASE GOLD
Modder East - Plan of Development Layout
SRK Consulting
-52000
-53000
-54000
-55000

Figure 5.3: **Modder East – Plan of Development Layout**


FIGURE 5.4
AFLEASE GOLD
Schematic Process Flow Diagram for Modder East
SRK Consulting
LEGEND
FUTURE FOR KIMBERLEY ORE PROCESSING
ORE
ROM BIN
GRIZZLY FEEDER
JAW CRUSHER
CLASSIFYING CYCLONES
SAG MILL
GRAVITY CIRCUIT
SHAKING TABLE
SMELTING FURNACE
CIL TRASH SCREEN
LOADED CARBON SCREEN
CIL CIRCUIT
CARBON SAFETY SCREEN
PRE LEACH THICKENER
ELUTION-GOLD RECOVERY CIRCUIT
ELECTROWINNING
KILN
DORE
CYANIDE DETOXIFICATION CIRCUIT
PROCESS WATER TANK
RAW WATER TANK
TO PLANT
TAILINGS STORAGE AND RETURN WATER DAM
PLANT RUN-OFF WATER DAM

Figure 5.4: Schematic Process Flow Diagram for Modder East

6. AFLEASE – SUB NIGEL

6.1 Project Description

Subsequent to a scoping study for Sub Nigel, compiled by MDM Ferroman (Pty) Ltd ("MDM"), a pre-feasibility study has been completed by Aflease in July 2007. The resources available for mining are essentially high grade shoot areas that are extensions of existing workings that for various technical and economical factors were not mined in the past. The scale of mining determined for this first phase of mining is 20 000tpm, which is the current hoisting capacity of the shaft and would therefore require minimal capital. The pre-feasibility study evaluates the potential of this strategy.

Sub Nigel has significant infrastructure in excellent condition and virtually all stoping areas are fully accessed, contributing significantly to a low mining cost. The mine is accessed via the existing No. 1 Shaft which will be utilised for all ore hoisting, men and material and also be the main intake airway into the mine. All waste rock from limited waste development will be packed underground into the existing old stope gullies.

The main tramming level will be focussed on 19 Level using 5-ton battery locomotives. On 17 Level ore will be transported from both 17 and 14 Levels to the shaft using 3-ton diesel locomotives. The mine has considerable development infrastructure in place (including rails in some areas), however for accessing all the stoping areas on-reef development techniques are utilised. The versatile track bound reef drives cope with the reef undulations associated with the dimensions and dip of the pay shoots. On-reef development is utilised for stope access and sampling for pay shoot definition.

6.2 Reserve Estimate

The following modifying parameters and factors were used for the estimation of the Nigel Reef Mineral Reserves:

- Nigel Reef stope width of 90 cm
- Average mining width 93 cm (i.e. stope width inclusive of tramming width)
- Gold price of ZAR135 per gram (calculated on a gold price of US$600/oz and an exchange rate of US$1.00:ZAR7.00)
- Mining operating costs ZAR 282 per ton (Operating costs were calculated using figures derived from first principles and quotes, based on the Modder East feasibility study. The costs were synthesised to account for the Sub-Nigel mining details.)
- Gold Losses 5%
- MCF 95%
- In-stope pillars 7%.

The resultant reserve totals 1 538 730 tons at a gold grade of 3,55 g/t containing 175 560 oz of gold, based on Mineral Resource of 2,98 million tons at a gold grade of 3.21 g/t (Refer to Table 4.6).

6.3 Mining Description

Conventional mining options were compared to establish the most practical mining method compatible with the existing infrastructure. Trackless mining was considered, however, it was discarded essentially due to the reef being only 60-70 cm wide. A combination of breast and dip mining will be used due to vast variations in size and shape of the mining areas. Breast mining will be employed in the larger areas with a strike length of greater than 50 m and dip mining employed in the areas with strike length of less than 50 m.

The ore hoisted from underground will be fed into a standard gold plant located 1 kilometre from the shaft, processing 20 000 tons per month with a gold recovery of 94%. The tailings dam is right next to the plant.

6.3.1 Mining Method

The Sub Nigel ore body is a narrow tabular ore body with distinct pay-shoots and the average dip is 16°. However, due to the variable shape and size of the un-mined blocks, two different mining methods are proposed. The first is a conventional breast mining layout and the second a conventional up-dip/down-dip mining layout.

Development

The mine has been extensively developed, including access development from the various shafts and on-reef development at 70 m intervals. The unmined blocks are almost all available although some blocks require access development and pay shoot delineation.

Two development layout options were considered; the first is to continue with the existing on-reef development and the second is to develop footwall cross-cuts and create buffer reef storage capacity.

Conventional on-reef development will be performed on Sub Nigel shaft with locomotives and hoppers doing the ore and material transport. The key motivation for the decision is that the mine is designed for this equipment and is also the least expensive option. All the haulages extensions on 17 and 19 Levels will be developed on reef as this will give better access to the reef for sampling purposes for the identification of pay shoots. The dimensions of the haulages are 2,5 x 3,0 m. No travelling ways will be developed as all haulages are developed on reef, providing adequate stope access.

On 17 Level most of the haulage is still equipped with rails and these only require upgrading. The level will be used for limited rock transportation and is thus equipped with 3tonne diesel locomotives. The ore will be transported and tipped into the shaft ore passes.

On 19 Level only a small portion of the haulage is equipped with rails and will require the installation of new rails. The level will be the dedicated transport level and will also require most of the new development. The level will be the main rock transport level and is thus equipped with larger locomotives and hoppers than on 17 Level. The haulage will have to be sliped in places to accommodate the larger 5-ton locomotives.

Stoping

The existing stopes will mostly be mined in the original direction and only altered where the shape and size of the mining block warrants change. Breast mining will be used in pay shoots that are more than 50 m wide. Wide pay shoots are mined more effectively using a breast mining layout, as fewer panels are used and therefore requires less equipping. This will mean that the panels will be able to advance for at least 25 m in each direction on strike.

The down/up-dip mining method will be used in areas where beast mining is not feasible, where the pay shoots are too narrow for a breast mining layout. Where the pay shoot is too narrow for example narrower than 50 m it will be more feasible to mine the block with two 20 m up/down-dip panels.

The breast layout consists of 30 m panels with an 90 cm stoping width and 6 m x 4 m pillars. The support system consists of 140 mm mine poles spaced 2 m on dip and 2 m on strike, a breaker line of clusters is installed every 20 m. The gullies will be developed on strike 1,8 m high and 1,4 m wide. The gully support includes 1,5 m end anchors and spaced 0,5 m on both sides of the centre line. Mechanical (Acrow) props are used in the panel as temporary support.

The drilling will be done using hydropower rock drills. Stope cleaning will be done using both face and gully scraping. The centre gully when present will be cleaned by means of a centre gully winch. The face winch will also be used to do sweepings. Ventilation holings will be developed between the pillars to establish ventilation on the panel faces.

The dip mining layout consists of two 30m or shorter panels mined in an up or down dip direction depending on the position of the block. The same support methodology will be used as with the breast mining. A centre gully is developed 1.8m high and 1.4m wide. Drilling will be done with electric drills. Cleaning will be done using a centre gully winch only with the faces of the panels being cleaned by throw-blasting into the centre gully. The two short panels will be carried in a staggered layout. This will ensure that the panels will not dilute each other and that the support will also not be blasted out. The support standard will be the same as for the breast mining layout. Dip pillars will be left on the side of the panels.

6.3.2 Mining Productivities

The mine will produce on a two shift basis – morning and night shift mining operations and be serviced on a three shift basis – afternoon shift rock and material hoisting.

For the purpose of the study a 13 m per month stoping rate was used on a 30 m long panel. This equates to a stoping rate of 390 m^2 per month. Thus to achieve a 20 000 tons per month production rate, 23 stoping panels will be mined simultaneously.

6.3.3 Rock Engineering

The mining layout for Sub Nigel, mine/regional plans and industry accepted guidelines were used as a basis for this investigation. The Nigel Reef has been extensively mined on Sub Nigel. Pillar stresses were calculated using the tributary area formula for mining depths of between 300 m and 600 m below surface.

The pillar strength was obtained from industry uniaxial compressive strength (UCS) values and a generally accepted pillar strength formula proposed by Hedley and Grant. The pillar strength and stress was used to determine the factor of safety for the layout. Stable panel spans were calculated utilising the beam thickness and RMR system. An in-stope support system was used in the design.

Pillars must be placed 2m above the gully in order to limit the potential damage along the gully shoulder due to the crushing and/or yielding of the pillar. Detailed planning should be done in the next phase of design to determine the influence of off-reef regional pillars e.g. pillar sizes could be decreased in order to enhance yielding of pillars

6.3.4 Production Schedule

All the areas with a grade higher than 200 cmg/t were identified and digitized from the existing Sub-Nigel plans. The old areas that are under the water level were not included as these areas are inaccessible. Water seals will be built to prevent water from the East Rand Basin to enter 21 Level as this level will be equipped with services from 19 Level. A 9-year Life-of-Mine (LoM) was calculated at approximately 96 000 m^2 per year. Due to modelling problems, the average reserve grade has been applied to the annual production. Sub-Nigel will produce approximately 20 000 t per month when in full production.

6.4 SRK Comments

SRK is of the opinion that the stoping at Sub Nigel will be done in the intermediate depths below surface and that regional pillars should be investigated in a further phase of study for this depth regime.

SRK considers that the proposed stoping width of 90 cm will be achieved with an allowance of 3 cm for dilution from winch cubbies and gullies, for a tramming width of 93 cm.

6.5 Mineral Processing

6.5.1 Process Description

The scoping study assumed the construction of a new CIL plant that would provide the gold recovery that typifies East Rand ores. The plant would include a single ball mill, operating in closed circuit, with hydrocyclones, CIL adsorption, elution, electro-winning and smelting. The plant would have a design capacity of 20 000 t/month to match the LoM requirements. The plant was designed by MDM and vetted by MDS. Construction will take place under the supervision of the experienced Aflease Gold team.

6.5.2 Metallurgical Recovery

The scoping study assumed a metallurgical recovery of 92%, which MDM claimed was in line with other mining operations in the area.

In SRK's experience, recovery on East Rand operations is strongly dependent on the specific reefs being processed as well as on the head grade of the plant feed. Based on a head grade of around 4.0g/t, recoveries on Black Reef are typically in the region of 86% – 88%, whilst recoveries on Main and Kimberley reefs are typically around 93% – 95%. In the case of Sub Nigel the principal ore will be from the Main Reef or similar Nigel Reef and recovery expectations in the region of 94% at the projected head grades would seem to be reasonable. Furthermore, recovery is also a function of residence time.

The MDM scoping study does not specify the leach residence time. Comment can accordingly not be made on leach residence adequacy, other than that leach residence of 24 hours would be typical.

6.6 Manpower

The study indicated that 706 people would be employed at full production.

6.7 Infrastructure

Most of the services, roads and buildings already exist within the project area, and limited refurbishment of these was provided for in the capital estimate. Mine and plant workshops needed the provision only of tools and equipment. Laboratory services would be contracted out.

6.8 Tailings Dam

The study envisaged re-equipping the existing facility with new distribution piping and new tailings feed and return line. New return-water pumps would be installed at the tailings dam. An overhead line would be installed from the plant substation to a mini-substation at the return-water pumps.

6.9 Capital Cost

The mine will make full use of the existing infrastructure and limited capital is required to upgrade the shaft infrastructure, electrical reticulation, underground machinery and equipping, surface engineering and surface infrastructure. The total capital requirement with 10% contingency is R129,253 million, including the 20 000 ton per month plant and tailings dam.

The capital costs are shown in Table 6.1.

Table 6.1: Sub Nigel – Capital Cost Estimate

Description	ZAR
Shaft Total	3 541 536
Surface Infrastructure	444 277
Underground Engineering	19 351 470
Surface Engineering	12 842 013
Metallurgical Plant	35 000 000
Preproduction Costs	1 063 035
Closure Costs	10 000 000
Ongoing Capital	7 986 148
Estimated Expenditure in Current Values	110 242 331
Contingency (10% on selected items)	11 024 233
Total	**129 252 712**

There is nevertheless insufficient information in the study to enable SRK to assess these estimates for reasonableness.

6.10 Operating Costs

6.10.1 Mining Costs

SRK has used the operating costs as provided in Aflease's latest financial plans and is shown in Table 6.2.

Table 6.2: Sub-Nigel – Mine Operating Cost Estimate

Component	Unit Cost (ZAR/t)
Salaries	101,40
Stores and Materials	134,65
Electric Power and Water	20,15
Outside Contractors/Consultants	70,14
Other Costs	5,91
Total Modder East Operating Cost	**332,25**

The average LoM operating cost for all mining is ZAR 332/t. Sub Nigel is a brown-fields project with an established infrastructure with an extensive on-reef foot print, this creates the potential short lead time project. The infrastructure also contributes to the low operating cost of R332/t with only limited development required.

6.10.2 Processing Plant

SRK has assumed a LoM operating cost ZAR 40/t, which is consistent with the costs as explained in Section 5.6.2.

7. AFLEASE – HUMAN RESOURCES

7.1 Introduction

This section includes discussion and comment on the human-resources aspects associated with the gold assets. Specifically, it includes information provided by Aflease on current organizational structures and operational management, recruitment, training, productivity initiatives and remuneration policies, industrial relations and productivity projections.

7.2 Organizational Structures and Operational Management

SRK has examined the proposed organizational structure and operational management for the gold assets. SRK is satisfied that the proposed structure, management and levels of technically qualified and experienced personnel within Aflease and in support functions are appropriate for the current stage of exploration and development for the gold assets.

7.2.1 Aflease Personnel

Key personnel within Aflease are:

Neal Froneman, PrEng, BSc(Eng)(Mech), BCompt – *Chief Executive Officer ("CEO")*

Neal has spent 23 years in the mining industry with some of South Africa's leading gold-mining companies. He has been an executive director at Gold Fields of South Africa Limited and Harmony Mining Limited. Neal has a proven track record in the area of turnarounds and implementation of best-practices approaches. Neal was appointed CEO of Aflease Gold Limited in January 2006.

Izak J Marais BSc(Eng)(Mining), MBA – *Chief Operating Officer ("COO")*

Izak has had significant industry experience and was most recently Chief Executive Officer of Sallies Limited, a JSE-listed company with fluorspar operations in South Africa. He has a B.Sc. Engineering (Mining) from the University of Pretoria (1991), a Mine Managers and Mine Overseers. He sits on the Safety, Health and Environment Committee.

Christopher Chadwick, BComm(Hons), CA(SA) – *Chief Financial Officer ("CFO")*

Christopher joined Aflease as CFO of Aflease in July 2008. Christopher held executive positions in a wide range of industries, both with local South African companies and multinationals, before joining Aflease. Christopher qualified as a Chartered Accountant in 1991.

Kenneth V Dicks – *Non-Executive Director*

Ken Dicks has a mine manager's certificates in metalliferous and coal mining. He is a former nonexecutive director of Aflease Gold and Uranium Resources. He held several executive positions in the Anglo American group. He chairs the Remuneration and Health, Safety and Environment Committees and sits on the Audit Committee.

Jost Barenberg PrEng, BSc(Eng)(Mining), SA Mine Managers Certificate – *Vice President – Mining*

Jost is a mining engineer with extensive production, technical and senior management experience in base metal mining from 1977 to 1993 with Tsumeb Corporation Limited in Namibia. His initial surface, shallow and deep level underground gold mining experience was acquired at Gold Fields Limited in South Africa and Ghana from 1994 to 2003. Jost joined the Uranium One group in July 2005 and was initially employed at the Dominion Reefs Uranium Mine, before moving to Aflease Gold in June 2007.

Adrian Reynolds, Dip(Mech.Eng) – *Vice President – Engineering*

Adrian has 30 years' experience in the mining industry. His main specialties are project development and project management, and he has experience in the South African and West African environments. He was site manager for Randgold Resources at their Syama and Morila gold mines in Mali. He was with SNGM as a director for three years before the formation of Aflease in January 2006.

Piet van Straaten, PrSciNat, B.Sc, MDP, *Vice President – Geology and Exploration*

Piet has 27 years' Witwatersrand experience. He worked as a Senior Geologist on Buffelsfontein Gold Mine, and as Consulting Geologist on Loraine, Freddies, Steyn and ERPM Gold Mines. He joined Harmony Gold Mine in 1983 as Section Head Geologist where he successfully led geological valuation teams in due diligence exercises on Unisel, Saaiplaas and Brand gold mines. These mines were subsequently incorporated into Harmony. Piet was promoted to Group Consulting Geologist during 1995 on Harmony and left in 1998 to pursue an expat career. He worked for a number of international mining companies in the DRC and Angola over a period of seven years where he managed alluvial and kimberlite diamond mines. Piet has now returned to his roots in his new capacity as Vice President Geology and Exploration Manager for Aflease Gold.

7.2.2 Consultants

Aflease is using a number of independent consultants and design companies to carry out a range of support activities. The East Rand exploration projects are managed by Peter Camden-Smith and the Namibian exploration project by Hennie Veldsman, with Charles Muller converting geological data into resources through geostatistics. The mine-design activities are outsourced to Turgis Consulting (Pty) Ltd. Metallurgical design is outsourced to Mineral Development Systems Limited and reviewed by Stuart Lawrence. Environmental work is carried out by Prime Resources (Pty) Ltd and Umhlaba Environmental Consulting cc. The key consultants are:

Peter Camden-Smith, PrSciNat, MSc, GDE, MBL – *Consulting Exploration Geologist*

Peter has more than 25 years' experience in the Witwatersrand Basin and has worked at various levels up to consultant geologist in the exploration, evaluation and mining of Witwatersrand gold deposits.

Hennie Veldsman, PrSciNat, BSc – *Consulting Exploration Geologist, Namibia*

Hennie has 32 years' experience in the mining industry and has worked for companies in South Africa, Namibia and Tanzania. He has extensive knowledge of base metals, gold, uranium and titanium.

Charles Muller, PrSciNat, BSc(Hons) – *Consulting Resource Geologist*

Charles has more than 20 years' experience as a mine-and-exploration geologist in the Witwatersrand Basin. For the past 12 years, he has concentrated on the geostatistical evaluation of mineral resources.

Stuart Lawrence, BSc (Hons) SSAIMM – *Consulting Processing Engineer*

Stuart has good work experience.

Peter Theron, PrEng, BSc(Eng), GDE – *Consulting Environmentalist, Managing Director, Prime Resources (Pty) Ltd*

Peter has over 20 years' consulting experience in environmental management and impact assessment. Recent work has been related to environmental legislation and permitting, environmental due-diligence investigations and environmental-risk assessments. Peter has assisted Aflease with the environmental studies at Modder East, Holfontein and Turnbridge.

Andrew Nicholson, BSc(Hons), Post-Grad Dipl – *Consulting Environmentalist, Member, Umhlaba Environmental Consulting cc*

Andrew has a varied working experience in the environmental area, including a period for a Swedish environmental consulting firm and a three-and-a-half-year stint as game ranger and lodge manager in Limpopo Province. He has worked for a number of environmental consulting companies in South Africa and specializes in environmental sustainability.

7.3 Recruitment, Training, Productivity Initiatives and Remuneration Policies

Recruitment, training, productivity initiatives and remuneration policies are, in general, typical of operating practices and strategies as implemented in the South African mining industry.

- **Training:** Training initiatives have focused on the development of technical and managerial skills of senior and middle management;
- **Productivity initiatives:** Management continually reviews and implements various productivity initiatives that reflect the operational conditions and remuneration policies in the individual labour markets; and
- **Remuneration policies:** The labour rates are based on a gate-wage concept, in keeping with the South African mining industry, and generally comply with industry-wide salary scales. Employees can participate in production-related incentive schemes.

7.4 HR and Industrial Relations Policies

Aflease has a comprehensive set of conditions of service, which includes and covers the entire HR and IR spheres. Aflease has advised SRK that its IR policies and plans are found in its HR policies and adhere to the requirements laid down in the statutes dealing with, *inter alia,* labour relations, basic conditions of employment, occupational diseases, workmen's compensation, mine health and safety, employment equity and skills development.

8.1 Introduction

This Section includes discussion and comment on the technical-economic aspects of the LoM plan for the Modder East project. Specifically, comment is based on projections, production schedules, operating costs and capital expenditures. These have been compiled into detailed technical-economic parameters ("TEPs') on an annual basis. Key aspects associated with the generation of the TEPs and their derivations are discussed.

8.2 Basis of Valuation and Technical-Economic Input Parameters

The valuation of the Modder East project as presented in Section 10 has been based on *inter alia* the LoM plan, the resulting production profile and associated revenue streams from gold sales, operating costs and capital expenditure profiles as provided to SRK by Aflease, reviewed and adjusted where appropriate. The generation of a LoM plan requires substantial technical contributions and detailed analysis. It is critically dependent on: assumptions of long-term commodity prices and sustained operating expenditure and their effect on cut-off-grades; potential expansion or reduction of the Mineral Resource and Mineral Reserve; and the return on capital expenditure programmes.

Projections of operating costs for mature mining and industrial operations are generally based on the previous financial year's performance, with certain modifications for inflation, projected improvements in productivity and other cost-reduction initiatives. For development projects, TEPs are invariably based on recently completed feasibility studies.

Where warranted, following its independent review and after discussions with Aflease, SRK has adjusted the operating costs to account for items identified during this review and discussed in this CPR.

Unless otherwise stated, operating costs comprise:

- **Cash Cost Components:** *viz.* direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, treatment charges, refining charges and profit sharing charges;
- The incremental components, including royalties but excluding taxes paid, required to yield **Total Cash Cost**: Royalties in this regard exclude any potential new mineral royalties applicable to the South African assets;
- The incremental components, including terminal separation benefits, reclamation and mine-closure costs (the net difference of the total environmental liability and the current trust-fund provision) but excluding non-cash items such as depreciation and amortization. Incrementally, these cash expenditures summate to yield **Total Working Costs**; and
- **Total Costs:** the summation of total working costs, net movement in working capital and capital expenditure.

The LoM capital expenditure programmes for the Modder East project include sufficient detail for the start-up capital requirements. Treatment of the environmental-closure provisions has been changed to reflect practice accepted by the DME and takes cognisance of the value in the rehabilitation trust fund. SRK considers that there will be opportunities to realize salvage values on closure, although owing to the indeterminate nature of such values they have been excluded from the LoM projections included herein.

Separation benefits have been added to account for reductions in personnel during the mine life.

8.3 Technical-Economic Parameters

The TEPs for Modder East have been provided to Aflease for confirmation of cash-flow projections and include:

- Commodity-production profiles;
- Total working-costs profiles as previously defined; and
- Capital-expenditure profiles.

The TEPs for Modder East are given in Table 8.1. All expenditures are stated in calendar years and 1 July 2006 constant money terms.

Table 8.1: Modder East TEPs at 1 July 2008 (Real terms) Calendar Year

	Milled Tonnage (kt)	Gold Recovered (koz)	Total Working Costs (Rm)	Capex (Rm)	Total expenditure (Rm)
2008	0,0	0,0	182,9	325,9	508,8
2009	100,5	22,9	163,4	157,0	320,4
2010	969,4	180,3	357,0	129,6	486,6
2011	1 367,5	237,9	365,6	6,1	371,7
2012	1 258,7	184,4	321,9	6,1	328,0
2013	1 269,8	180,6	328,3	6,1	334,4
2014	1 209,3	147,7	306,9	6,1	313,0
2015	1 166,5	130,2	295,1	6,1	301,3
2016	319,4	32,0	120,7	6,1	126,8
2017	0,0	0,0	2,3	0,0	2,3
Total	**7 661,2**	**1 116,0**	**2 444,2**	**649,2**	**3 093,3**

The total milled tonnage of 7,7 Mt in Table 8.1 is derived from:

- BPLZ milled tons;
- Kimberley Reef & Channel Facies milled tons;
- Ledging;
- On-reef development.

Production profiles of the ore milled are shown in Figure 8.1.


1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
BPLZ Milled Tonnes (t) 5 010 152
Kimberley Reef & Channel Facies Milled Tons (t) 1 762 744
Ledging (t) 747 891
On-reef Development (t) 140 414
Total RoM Tons (t) 7 661 201

Figure 8.1: Production Profile – Ore Milled by Reef Type

9. AFLEASE: MACRO-ECONOMIC AND COMMODITY-PRICE

9.1 Introduction

This section includes historical and forecast data on the macro-economic and commodity-price environments in which the mining assets are operated. Historical data have been compiled from various sources and are generally presented in calendar years up to 30 June 2008. Forecast data are based on the two-year London PM gold-price fix. Forecast data are presented in financial years ending 30 June from 1 July 2008.

9.2 Historical and Forecast Data

Figure 9.1 presents the relevant historical and forecast macro-economic parameters (CPI and exchange rates against the USD) for South Africa, and Figure 9.2 presents the historical and forecast gold price in USD/oz). Table 9.1 presents a summary of those data.



12.00
10.00
8.00
6.00
4.00
2.00
0.00
History
Future
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
ZAR/USD - Real (1 July 2008 money terms)
ZAR/USD - Nominal
US CPI (%)
RSA CPI (%)

Figure 9.1: Historical and Forecast Macro-economic Data



950.00
900.00
850.00
800.00
750.00
700.00
650.00
600.00
550.00
500.00
450.00
400.00
350.00
History
Future
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Market Price - Nominal (US$/oz)
Market Price - Real (US$/oz) - 1 July 2008
Trendline
Sources: Historical Prices (www.kitco.com), Future (various consensus market forecasts)

Figure 9.2: Historical and Forecast Gold Price Data

Table 9.1: Key Statistics at 1 July 2008 (Real terms)

Year	ZAR:USD	Gold Price (1 July 2008 terms) (USD/oz)	(ZAR/kg)
Historical			
2003	7,80	420,91	105 554
2004	7,80	463,82	116 314
2005	7,80	489,97	122 872
2006	7,80	642,29	161 070
2007	7,80	716,16	179 594
2008	7,80	872,05	218 687
Future			
2008	7,80	882,35	221 271
2009	7,80	805,15	201 911
2010	7,80	735,72	184 499
2011	7,80	672,91	168 749
2012	7,80	650,00	163 003
2013	7,80	650,00	163 003
2014	7,80	650,00	163 003
2015	7,80	650,00	163 003
2016	7,80	650,00	163 003
2017	7,80	650,00	163 003

SRK understands that Aflease has not entered into any forward gold sales or hedging contracts.

9.3 Special Factors

At the time of writing, SRK considered the projections of the LoM plan for Modder East to be technically and economically achievable.

There are risks and/or opportunities that may affect the cash flows presented in Section 11. The possible effect of one or more risks and opportunities cannot be quantified to present a meaningful assessment. However, SRK has provided sensitivity tables for single parameters, which cover the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure.

9.3.1 General Risks and Opportunities

The gold assets are subject to inherent risks that apply to some degree to the entire South African mining industry. These include:

- Commodity-price fluctuations: These may be influenced by supply and demand for jewellery, views on international political risk and the effect of the availability and price of crude oil, the relative weakness of the US economy and the continued strength of the Chinese market;
- Exchange-rate fluctuations: Specifically related to the relative strength of the US dollar, the currency in which commodity prices are generally quoted;
- Inflation-rate fluctuations: The South African Reserve Bank's inflation-targeting approach to monetary policy has provided relative stability in inflation and interest rates during the short term;
- Country risk: Specific country risk includes political and economic stability in the long term;
- Legislative risk: changes to legislation (tenure, mining activity, labour, health and safety and environmental) in South Africa;

- Exploration risk: Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;
- Environmental-liability risk: The inability of the gold assets to fund their environmental liabilities from future cash flows, should operations cease before the stated LoM; and
- Mining risks: Specifically Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated groundwater conditions, human-resource management, health-and-safety performance (including the impact of HIV/AIDS).

9.3.2 Operational Specific Risks and Opportunities

The gold assets are subject to additional risks and opportunities that independently may not have a material effect but in combination may do so. These are:

Risks:

Historical liabilities at the sites and the social and labour trust-fund requirements of the MRPDA may be underestimated, but these can be managed during the life of the operations.

Opportunities:

- Should the potential of the Kimberley Reefs at Modder East and extensions to the Black Reef be increased, the life of the operations could be extended; and
- Further test work may show that the metallurgical recovery for Black Reef ore can be increased.

10. AFLEASE: GOLD ASSETS VALUATION

10.1 Introduction

The following section presents discussion and comment on the valuation of Aflease. Specifically, comment is included on the methodology used to generate the financial model for the Modder East and Sub-Nigel projects and establish a base case including basis of valuation, valuation techniques and valuation results:

10.2 Valuation Method

This section presents discussion and comment on the technical review of the following Aflease gold assets:

- Modder East;
- Sub Nigel, and
- The exploration properties.

10.2.1 Limitations

The achievability of LoM plans, budgets and forecasts is neither assured nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by mine management and staff and have been adjusted where appropriate by SRK. The forecasts cannot be assured as they are based on economic assumptions, many of which are beyond the control of Aflease and SRK. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

At the time of publication of this report, SRK has no reason to believe that any material facts have been withheld or that it has not been provided with all material information.

Reliance on information

SRK believes that its opinion must be considered as a whole and that the selection of portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in this document.

The derivation of a technical review is a complex process and should not be subjected to partial analysis or summary. The technical review in this report is effective at 1 July 2008 and is based on information provided by Aflease Gold throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report.

Site visit and analysis of information

Inspection visits to the mine, processing facilities, surface structures and associated infrastructure were undertaken during July 2008, followed by discussion and enquiry with key on-mine personnel. Forecast planning and scheduling information was analysed, together with associated costs and capital assumptions.

In consideration of all financial (financial statements and financial position at the technical-review date) and legal (tenure and mineral rights) aspects relating to the assets under review, SRK has placed reliance on the managers and staff of the assets.

10.2.2 Compliance

This report has been prepared using the guidelines of the South African Code for the Reporting of Mineral Asset Technical review ("the SAMVAL Code") – 2007 Edition.

Competent valuator

Ebrahim Takolia is the Competent Valuator in terms of the SAMVAL Code. He is a specialist in mineral economics and technical reviews and has been involved in many projects that mine a diverse range of metals using various mining methods. Ebrahim is a member in good standing of:

- The South African Institute of Mining and Metallurgy ("SAIMM");
- The Investment Analysts Society of Southern Africa; and
- The UK Securities and Investment Institute ("MSI").

Table 10.1: Technical Review Approach

Technical review approach	Exploration properties	Development properties	Production properties	Dormant properties		Defunct properties
				Economically viable	Not viable	
Cash Flow	Not generally used	Widely used	Widely used	Widely used	Not generally used	Not generally used
Sales Comparative	Widely used	Less widely	Quite widely used	Quite widely used	Widely used	Widely used
Cost	Quite widely used	Not generally used	Not generally used		Less widely used	Quite widely used

Source: The SAMVAL Code.

Based on the technical-review approach (Table 10.1), the technical-review methodology employed for each of the assets in provided below:

- Modder East – Cash Flow (Primary Approach) and Sales Comparison (Secondary Approach);
- Sub Nigel – Cash Flow (Primary Approach) and Sales Comparison (Secondary Approach);
- Exploration properties – Cost Approach and Sales Comparison (Secondary Approach).

The Modder East and Sub Nigel Mines have significant, detailed cost and capital information specific to the geographic and economic locality of the assets, which is why the cash-flow approach is the most appropriate one.

The greatest certainty for the exploration assets is the amount of expenditure already incurred, which is why the cost approach is the most appropriate one. Several of the projects are either in their early stages of exploration (Etendeka in Namibia) or insufficient knowledge of the ore bodies coupled with marginal economics (Sub Nigel 6/West Vlakfontein) excludes them from being defined as a Mineral Resources. This situation could change when the planned exploration programme is concluded.

10.2.3 Technical-review Basis

The assumptions on which the technical review is based include:

- All assumptions in 1 July 2008 money terms;
- A base-case discount rate of 10,5%. Associated real Net Present Values ("NPV") at variations above and below this rate from 3% to 18% are also provided;
- Discounted cash-flow ("DCF") techniques applied to post-tax pre-finance cash flows (commencing 1 July 2008 and reported in financial years ending 31 December) derived from the underlying LoM plans;
- Royalties on revenue consistent with relevant legislation (3% of Earnings Before Interest and Tax ("EBIT"));
- A corporate tax rate of 28%, which can be offset against assessed losses and capital expenditure; and
- Performed sensitivity analysis to ascertain the effect of discount factors, gold prices, total cash costs and capital expenditures.

The post-tax pre-finance cash flows presented for each mining asset incorporate the macro-economic projections and gold-price projections in this report.

For each operating entity an FM has been developed, the results of which are presented in this report. The FMs presented in nominal terms are based on annual cash-flow projections determined at end-point (31 December of each year).

10.2.4 Reliance on Technical Information

The following persons, in good standing with the relevant professional bodies, have contributed to this technical review:

- SAMREC-compliant resource statement; Mark Wanless (geologist, MSAIMM);
- Mine planning and scheduling: Nick MacNulty (mining engineer, MSAIMM); and
- Collin Hey, PrEng (mining engineer, FSAIMM).

10.3 Sales Comparison Approach Sample

Table A1 in Appendix 3 provides details of recent transactions in the gold industry, which will be used to determine the transaction price per Mineral-Resource ounce for the sales-comparison technical review approach.

10.4 Operating Parameters

Table 10.2 and Table 10.3 show the financial parameters and the working cost parameters used in the evaluation of the assets.

Table 10.2: Financial Parameters

Material property	Assessed loss	Unredeemed Capex	Corporate taxation
	(ZARm)	(ZARm)	(%)
Modder East	0,5	284	28
Sub Nigel	–	–	28

Table 10.3: Working Capital Parameters

Material property	(Units)	Debtors	Creditors	Stores
Modder East				
Balances at 1 July 2008	(ZARm)	–	24*	–
Days	(No.)	7	30	30
Sub Nigel				
Balances at 1 July 2008	(ZARm)	–	–	–
Days	(No.)	7	30	30

* Assumption based on 30 days for payment for capital creditors.

10.4.1 Modder East – Cost Analysis

Aflease has provided base case costs for steady-state production of ZAR 206/t mined and ZAR 40/t ore processed for long-term forecasts. Since costs at the mine are actively managed, those costs are achievable but may increase because of real-cost-push inflationary pressures. Accordingly, sensitivities that reflect the effect on NPV of an increase in cost (0% to 30%) and a decrease (0% to 3%) are presented in Table 10.4.

Table 10.4: Modder East Cost-Sensitivity Analysis – Base Case Discount Rate

Change in cash costs (%)	–3%	–2%	–1%	0%	10%	20%	30%
Mining and processing costs (ZAR/t)	237	239	242	244	268	293	317
Real NPV @ the base case discount rate (ZAR million)	1 323	1 312	1 301	1 289	1 177	1 064	950

The ZAR/kg gold costs are a function of the grade, which starts at 9,93 g/t and decreases to 4,00 g/t by the end of the LoM (Figure 10.1).


12.00
10.00
8.00
6.00
4.00
2.00
0.00
250 000
225 000
200 000
175 000
150 000
125 000
100 000
75 000
50 000
25 000
-
2009 2010 2011 2012 2013 2014 2015 2016 2017
Grade (g/t)
Rand Gold Costs (ZAR/kg) - Real 1 January 2008 Money Terms

Figure 10.1: Modder East Mine: ZAR/kg Mining Costs

10.4.2 Sub-Nigel Mine – Cost Analysis

Aflease has provided base case costs of ZAR 332/t mined and ZAR 40/t ore processed for long-term forecasts. Since costs at the mine are actively managed, those costs are achievable but may increase as a result of real cost-push inflationary pressures. To ameliorate the effects of those pressures, SRK has not applied any efficiency gains to the base-case costs in the long-term cost assumptions. Accordingly, sensitivities that reflect the effect on NPV of an increase in cost (0% to 30%) and a decrease (0% to 3%) are presented in Table 10.5.

No overhead or administrative costs have been allocated to Sub Nigel.

Table 10.5: Sub Nigel Cost-sensitivity Analysis at the Base-case Discount Rate

Change in cash costs (%)	–3%	–2%	–1%	0%	10%	20%	30%
Mining and processing costs (ZAR/t)	361	365	369	372	409	447	484
Nominal NPV @ the base-case discount rate (ZAR million)	5	4	3	2	(11)	(24)	(38)

10.5 Financial Models

The financial models are shown in Table 10.6.

Table 10.6: FM for Modder East in Real Terms

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Modder East Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
MINING												
Development	**(m)**	**263 988**	1 059	9 007	9 800	50 648	46 619	47 031	44 789	43 203	11 830	–
RoM underground	**(t)**	**7 661 201**	–	100 532	969 382	1 367 503	1 258 724	1 269 849	1 209 316	1 166 485	319 411	–
Gold grade	**(g/t)**	**5.83**	0.00	9.93	7.43	6.95	5.85	5.68	4.88	4.46	4.00	0.00
Contained Gold	**(kg)**	**42 411**	–	949	6 839	9 023	6 993	6 852	5 604	4 938	1 213	–
Contained Gold	**(oz)**	**1 363 541**	–	30 497	219 893	290 094	224 832	220 287	180 177	158 760	39 002	–
PROCESSING												
Ore processed	**(t)**	**7 661 201**	–	100 532	969 382	1 367 503	1 258 724	1 269 849	1 209 316	1 166 485	319 411	–
Weighted Average Processing Recovery	**(%)**	**81.91%**	0.00%	75.00%	82.00%	82.00%	82.00%	82.00%	82.00%	82.00%	82.00%	0.00%
Recovered Gold	**(kg)**	**34 711**	–	711	5 608	7 399	5 734	5 618	4 595	4 049	995	–
Recovered Gold	**(oz)**	**1 115 969**	–	22 873	180 312	237 877	184 362	180 635	147 745	130 183	31 982	–
SALES												
Gold Sold	**(kg)**	**34 711**	–	711	5 608	7 399	5 734	5 618	4 595	4 049	995	–
Gold Sold	**(oz)**	**1 115 969**	–	22 873	180 312	237 877	184 362	180 635	147 745	130 183	31 982	–
COMMODITY PRICES												
Gold Price	**(ZAR/kg)**	**168 499**	221 271	201 911	184 499	168 749	163 003	163 003	163 003	163 003	163 003	163 003
Gold Price	**(USD/oz)**	**672**	882	805	736	673	650	650	650	650	650	650
FINANCIAL REAL												
REVENUE												
Revenue from Gold Sales	**(ZARm)**	**5 849**	**–**	**144**	**1 035**	**1 249**	**935**	**916**	**749**	**660**	**162**	**–**
REVENUE FROM SALES OF MINING PRODUCTS	**(ZARm)**	**5 849**	**–**	**144**	**1 035**	**1 249**	**935**	**916**	**749**	**660**	**162**	**–**
OPERATING COSTS												
Mining Costs	**(ZARm)**	**(1 999)**	(200)	(148)	(275)	(279)	(257)	(259)	(247)	(238)	(96)	–
Processing Costs	**(ZARm)**	**(313)**	–	(4)	(39)	(55)	(50)	(51)	(48)	(47)	(19)	–
Total	**(ZARm)**	**(2 312)**	**(200)**	**(152)**	**(314)**	**(334)**	**(307)**	**(310)**	**(295)**	**(284)**	**(115)**	**–**

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Modder East Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
OTHER COSTS												
Transportation Costs	**(ZARm)**	**(14)**	–	(0.3)	(2.2)	(3.0)	(2.3)	(2.2)	(1.8)	(1.6)	(0.4)	
Environmental Trust Fund Contributions	**(ZARm)**	**(40)**	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)	(4.4)	
Terminal Benefits	**(ZARm)**	**(3)**	–	–	–	–	–	–	–	–	(3.4)	
Closure Costs	**(ZARm)**	–	–	–	–	–	–	–	–	–	–	
Royalties	**(ZARm)**	**(89)**	–	–	(18.1)	(23.9)	(15.2)	(14.6)	(9.9)	(7.5)	–	
Net change in working capital	**(ZARm)**	–	21.8	(7.1)	(20.7)	(3.3)	4.9	0.5	2.6	1.3	2.3	(2.3)
Total	**(ZARm)**	**(132)**	**17**	**(11)**	**(43)**	**(32)**	**(15)**	**(18)**	**(12)**	**(11)**	**(6)**	**(2)**
Total Cash Costs	**(ZARm)**	**(2 444)**	**(183)**	**(163)**	**(357)**	**(366)**	**(322)**	**(328)**	**(307)**	**(295)**	**(121)**	**(2)**
RECURRING PRE-TAX INCOME FROM CONTINUING OPERATIONS (EBITDA)	**(ZARm)**	**3 405**	**(183)**	**(20)**	**678**	**883**	**613**	**587**	**442**	**365**	**41**	**(2)**
INCOME TAX EXPENSE												
Taxation	**(ZARm)**	**(441)**	–	–	–	(20)	(136)	(130)	(88)	(66)	–	–
NET INCOME FROM CONTINUING OPERATIONS	**(ZARm)**	**2 963**	**(183)**	**(20)**	**678**	**863**	**477**	**457**	**354**	**299**	**41**	**(2)**
CAPITAL EXPENDITURE												
Total Capital Expenditure	**(ZARm)**	**(649)**	(326)	(157)	(130)	(6)	(6)	(6)	(6)	(6)	(6)	–
NET FREE CASH	**(ZARm)**	**2 314**	**(509)**	**(177)**	**548**	**857**	**470**	**451**	**348**	**293**	**35**	**(2)**
UNIT REVENUE (ZAR)												
Revenue from Gold Sales	**(ZAR/kg)**	**168 499**	–	201 911	184 499	168 749	163 003	163 003	163 003	163 003	163 003	–

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Modder East Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
UNIT COSTS (ZAR)												
Mining Costs/ Gold Produced	**(ZAR/kg)**	**51 804**	–	207 882	49 030	37 705	44 779	46 107	53 684	58 768	96 328	–
Processing Costs/ Gold Produced	**(ZAR/kg)**	**9 030**	–	5 652	6 914	7 442	8 791	9 041	10 547	11 491	19 490	–
Total Costs/Gold Produced	**(ZAR/kg)**	**64 917**	–	220 119	60 359	49 367	57 395	58 921	67 752	73 600	124 062	–
UNIT COSTS (USD)												
Mining Costs/ Gold Produced	**(USD/oz)**	**2 514**	–	829	196	150	179	184	214	234	384	–
Processing Costs/Gold Produced	**(USD/oz)**	**316**	–	23	28	30	35	36	42	46	78	–
Total Costs/ Gold Produced	**(USD/oz)**	**2 985**	–	878	241	197	229	235	270	293	495	–

Table 10.7: FM for Sub-Nigel in Real Terms

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Sub-Nigel Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
UNIT COSTS (ZAR)												
MINING												
Development	**(m)**	**19 000**	–	333	2 667	2 667	2 667	2 667	2 667	2 667	2 667	–
RoM underground	**(t)**	**558 000**	–	54 000	72 000	72 000	72 000	72 000	72 000	72 000	72 000	–
Gold grade	**(g/t)**	**3.20**	3.20	3.20	3.20	3.20	3.20	3.20	3.20	3.20	3.20	0.00
Contained Gold	**(kg)**	**1 696**	–	164	219	219	219	219	219	219	219	–
Contained Gold	**(oz)**	**54 538**	–	5 278	7 037	7 037	7 037	7 037	7 037	7 037	7 037	–
PROCESSING												
Ore processed	**(t)**	**558 000**	–	54 000	72 000	72 000	72 000	72 000	72 000	72 000	72 000	–
Weighted Average Processing Recovery	**(%)**	**95.00%**	0.00%	95.00%	95.00%	95.00%	95.00%	95.00%	95.00%	95.00%	95.00%	0.00%
Recovered Gold	**(kg)**	**1 612**	–	156	208	208	208	208	208	208	208	–
Recovered Gold	**(oz)**	**51 811**	–	5 014	6 685	6 685	6 685	6 685	6 685	6 685	6 685	–
SALES												
Gold Sold	**(kg)**	**1 612**	–	106	158	208	208	208	208	208	308	–
Gold Sold	**(oz)**	**51 811**	–	5 014	6 685	6 685	6 685	6 685	6 685	6 685	6 685	–

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Sub-Nigel Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
COMMODITY PRICES												
Gold Price	**(ZAR/kg)**	**168 409**	221 271	201 911	184 499	168 749	163 003	163 003	163 003	163 003	163 003	163 003
Gold Price	**(USD/oz)**	**679**	882	805	736	673	650	650	650	650	650	650
FINANCIAL REAL												
REVENUE												
Revenue from Gold Sales	**(ZARm)**	**271**	–	**21**	**29**	**35**	**34**	**34**	**34**	**34**	**50**	–
REVENUE FROM SALES OF MINING PRODUCTS	**(ZARm)**	**271**	–	**21**	**29**	**35**	**34**	**34**	**34**	**34**	**50**	–
OPERATING COSTS												
Mining Costs	**(ZARm)**	**(193)**	(5)	(21)	(24)	(24)	(24)	(24)	(24)	(24)	(24)	–
Processing Costs	**(ZARm)**	**(26)**	–	(6)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	–
Total	**(ZARm)**	**(220)**	**(5)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	–
OTHER COSTS												
Transportation Costs	**(ZARm)**	**(1)**	–	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	
Environmental Trust Fund Contributions	**(ZARm)**	**(1)**	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	
Terminal Benefits	**(ZARm)**	**(1)**	–	–	–	–	–	–	–	–	(1.2)	
Closure Costs	**(ZARm)**	**(1)**	–	–	–	–	–	–	–	–	(1.0)	
Royalties	**(ZARm)**	**(1)**	–	–	–	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.6)	
Net change in working capital	**(ZARm)**	–	0.2	0.5	(0.2)	(0.1)	0.0	–	–	–	(0.1)	(0.3)
Total	**(ZARm)**	**(4)**	**0**	**0**	**(0)**	**(0)**	**(0)**	**(0)**	**(0)**	**(0)**	**(3)**	**(0)**
Total Cash Costs	**(ZARm)**	**(224)**	**(5)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(27)**	**(30)**	**(0)**
RECURRING PRE-TAX INCOME FROM CONTINUING OPERATIONS (EBITDA)	**(ZARm)**	**47**	**(5)**	**(5)**	**2**	**8**	**7**	**7**	**7**	**7**	**20**	**(0)**
INCOME TAX EXPENSE												
Taxation	**(ZARm)**	**(2)**	–	–	–	–	–	–	–	–	(2)	–

Gold converging to long term average DISCOUNTED CASH FLOW MODEL		Sub-Nigel Mine	2008 1	2009 2	2010 3	2011 4	2012 5	2013 6	2014 7	2015 8	2016 9	2017 10
NET INCOME FROM CONTINUING OPERATIONS	**(ZARm)**	**45**	**(5)**	**(5)**	**2**	**8**	**7**	**7**	**7**	**7**	**18**	**(0)**
CAPITAL EXPENDITURE												
Total Capital Expenditure	**(ZARm)**	**(20)**	(20)	–	–	–	–	–	–	–	–	–
NET FREE CASH	**(ZARm)**	**25**	**(25)**	**(5)**	**2**	**8**	**7**	**7**	**7**	**7**	**18**	**(0)**
UNIT REVENUE (ZAR)												
Revenue from Gold Sales	**(ZAR/kg)**	**168 409**	–	201 911	184 499	168 749	163 003	163 003	163 003	163 003	163 003	–
UNIT COSTS (ZAR)												
Mining Costs/ Gold Produced	**(ZAR/kg)**	**116 932**	–	198 051	151 465	115 044	115 044	115 044	115 044	115 044	77 684	–
Processing Costs/ Gold Produced	**(ZAR/kg)**	**16 263**	–	57 082	18 235	13 850	13 850	13 850	13 850	13 850	9 353	–
Total Costs/ Gold Produced	**(ZAR/kg)**	**136 264**	–	256 478	170 733	130 583	130 411	130 411	130 411	130 411	96 866	–
UNIT COSTS (USD)												
Mining Costs/ Gold Produced	**(USD/oz)**	**3 784**	–	537	459	459	459	459	459	459	459	–
Processing Costs/ Gold Produced	**(USD/oz)**	**562**	–	155	55	55	55	55	55	55	55	–
Total Costs/ Gold Produced	**(USD/oz)**	**4 439**	–	695	517	521	520	520	520	520	572	–

10.6 Net Present Values and Sensitivities

The following tables, Tables 10.8 to Table 17 present the NPVs and internal rate of returns ("IRRs") of the real cash flows as derived from the financial model (summarized in Tables 10.6 and 10.7 for the Modder East Project and Sub-Nigel Mine, respectively). The following are included:

- The variation in NPV based on single-parameter sensitivities;
- The variation in NPV and IRR based on revenue and operating expenditure sensitivities; and
- The variation in NPV and IRR based on gold price and exchange rate sensitivities.

Table 10.8: Modder East NPV at Various Discount Factors

Discount factor (%)	NPV (ZARm)
3,00%	1 953
5,50%	1 699
8,00%	1 480
10,50%	1 289
13,00%	1 124
15,50%	9 79
18,00%	8 52

Table 10.9: Modder East NPV Sensitivity to Discount Rate

Sensitivity (%)	Discount factor (%)	NPV (ZARm)
-20%	8,40%	1 477
–15%	8,93%	1 406
–10%	9,45%	1 366
–5%	9,98%	1 327
0%	10,50%	1 289
5%	11,03%	1 253
10%	11,55%	1 217
15%	12,08%	1 182
20%	12,60%	1 149

Table 10.10: Modder East NPV Sensitivity at 10,5% Discount Rate – Revenue *vs.* Operating Costs

NPV (ZARm)		Revenue sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–3,0%	490	767	1 045	1 323	1 601	1 878	2 156
Total	–2,0%	479	756	1 034	1 312	1 590	1 867	2 145
operating	–1,0%	467	745	1 023	1 301	1 578	1 856	2 134
costs	0,0%	456	734	1 012	1 289	1 567	1 845	2 123
sensitivity	10,0%	344	622	900	1 177	1 455	1 733	2 011
	20,0%	230	508	786	1 064	1 341	1 619	1 897
	30,0%	117	395	672	950	1 228	1 506	1 783

Table 10.11: Modder East NPV Sensitivity at 10,5% Discount Rate – Revenue *vs.* Capital Expenditure

NPV (ZARm)		Revenue sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–3,0%	473	751	1 029	1 306	1 584	1 862	2 140
	–2,0%	468	745	1 023	1 301	1 579	1 856	2 134
Capital	–1,0%	462	740	1 017	1 295	1 573	1 851	2 128
expenditure	0,0%	456	734	1 012	1 289	1 567	1 845	2 123
sensitivity	10,0%	400	677	955	1 233	1 511	1 788	2 066
	20,0%	343	621	898	1 176	1 454	1 732	2 009
	30,0%	286	564	842	1 120	1 397	1 675	1 953

Table 10.12: Modder East IRR Sensitivity – Revenue *vs.* Operating Costs

IRR (%)		Revenue sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–3,0%	35,35%	43,83%	50,84%	56,91%	62,32%	67,23%	71,74%
Total	**–2,0%**	34,81%	43,34%	50,37%	56,46%	61,88%	66,79%	71,31%
operating	**–1,0%**	34,27%	42,85%	49,91%	56,02%	61,44%	66,37%	70,89%
costs	**0,0%**	33,74%	42,36%	49,45%	55,57%	61,01%	65,94%	70,47%
sensitivity	**10,0%**	28,30%	37,49%	44,88%	51,18%	56,73%	61,73%	66,31%
	20,0%	22,66%	32,59%	40,32%	46,81%	52,49%	57,58%	62,22%
	30,0%	16,87%	27,75%	35,89%	42,62%	48,44%	53,62%	58,32%

Table 10.13: Modder East IRR Sensitivity – Revenue *vs.* Capital Expenditure

IRR (%)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–3.0%	34,97%	43,59%	50,69%	56,82%	62,28%	67,22%	71,77%
	–2.0%	34,55%	43,17%	50,27%	56,40%	61,85%	66,79%	71,33%
Capital	**–1.0%**	34,14%	42,77%	49,86%	55,98%	61,43%	66,36%	70,90%
expenditure	**0.0%**	33,74%	42,36%	49,45%	55,57%	61,01%	65,94%	70,47%
sensitivity	**10.0%**	29,89%	38,53%	45,59%	51,67%	57,05%	61,93%	66,40%
	20.0%	26,40%	35,06%	42,09%	48,12%	53,45%	58,27%	62,69%
	30.0%	23,21%	31,88%	38,89%	44,87%	50,16%	54,93%	59,30%

Table 10.14: Sub Nigel NPV at Various Discount Factors

Discount factor (%)	NPV (ZARm)
3,00%	17
5,50%	11
8,00%	6
10,50%	2
13,00%	(1)
15,50%	(4)
18,00%	(6)

Table 10.15: Sub Nigel NPV Sensitivity to Discount Rate

Sensitivity (%)	Discount factor (%)	NPV (ZARm)
–20%	8,40%	5
–15%	8,93%	4
–10%	9,45%	4
–5%	9,98%	3
0%	10,50%	2
5%	11,03%	1
10%	11,55%	1
15%	12,08%	(0)
20%	12,60%	(1)

Table 10.16: Sub Nigel NPV Sensitivity at 10,5% Discount Rate – Revenue *vs.* Operating Costs

NPV (ZARm)		Revenue sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–3,0%	(31)	(19)	(7)	5	17	30	42
Total	–2,0%	(32)	(20)	(8)	4	16	28	41
Operating	–1,0%	(33)	(21)	(9)	3	15	27	39
Costs	0,0%	(34)	(22)	(10)	2	14	26	38
Sensitivity	10,0%	(47)	(35)	(23)	(11)	1	13	26
	20,0%	(61)	(49)	(37)	(24)	(12)	(0)	12
	30,0%	(75)	(62)	(50)	(38)	(26)	(14)	(2)

Table 10.17: Sub Nigel NPV Sensitivity at 10,5% Discount Rate – Revenue *vs.* Capital Expenditure

NPV (ZARm)				Revenue sensitivity				
	–30%	–20%	–10%	0%	10%	20%	30%	
	-3,0%	(34)	(22)	(10)	3	15	27	39
	-2,0%	(34)	(22)	(10)	2	14	27	39
Capital	-1,0%	(34)	(22)	(10)	2	14	26	39
expenditure	0,0%	(34)	(22)	(10)	2	14	26	38
sensitivity	10,0%	(36)	(24)	(12)	0	12	24	36
	20,0%	(38)	(26)	(14)	(2)	10	22	35
	30,0%	(40)	(28)	(16)	(4)	8	21	33

Table 10.18: Sub Nigel IRR Sensitivity – Revenue *vs.* Operating Costs

IRR (%)				Revenue sensitivity				
	–30%	–20%	–10%	0%	10%	20%	30%	
	-3,0%	0,00%	0,00%	4,58%	14,41%	21,97%	28,24%	33,66%
Total	-2,0%	0,00%	0,00%	3,68%	13,59%	21,19%	27,50%	32,94%
Operating	-1,0%	0,00%	0,00%	2,78%	12,77%	20,42%	26,76%	32,22%
Costs	0,0%	0,00%	0,00%	1,90%	11,95%	19,66%	26,02%	31,51%
Sensitivity	10,0%	0,00%	0,00%	0,00%	2,71%	11,35%	18,29%	24,16%
	20,0%	0,00%	0,00%	0,00%	0,00%	2,57%	10,38%	16,81%
	30,0%	0,00%	0,00%	0,00%	0,00%	0,00%	2,35%	9,50%

Table 10.19: Sub Nigel IRR Sensitivity – Revenue *vs.* Capital Expenditure

IRR (%)				Revenue Sensitivity				
	–30%	–20%	–10%	0%	10%	20%	30%	
	-3.0%	0,00%	0,00%	2,26%	12,40%	20,16%	26,57%	32,11%
	-2.0%	0,00%	0,00%	2,14%	12,25%	19,99%	26,39%	31,91%
Capital	-1.0%	0,00%	0,00%	2,02%	12,10%	19,82%	26,20%	31,71%
expenditure	0.0%	0,00%	0,00%	1,90%	11,95%	19,66%	26,02%	31,51%
sensitivity	10.0%	0,00%	0,00%	0,75%	10,56%	18,08%	24,29%	29,64%
	20.0%	0,00%	0,00%	0,00%	9,29%	16,64%	22,71%	27,94%
	30.0%	0,00%	0,00%	0,00%	8,12%	15,31%	21,25%	26,37%

10.7 Valuation of the Projects

SRK has used the cost approach to value the exploration properties. The greatest certainty for the exploration assets is the amount of expenditure already incurred, which is why the cost approach to technical review is the most appropriate. Several of the projects are either in their early stages of exploration (Etendeka in Namibia), or insufficient knowledge of the ore bodies coupled with marginal economics (Sub Nigel 6/West Vlakfontein) excludes them from being defined as a Mineral Resources. This situation could change when the exploration programme is concluded. Much of the work is at an advanced stage and sufficient funds have been allocated to complete the programme.

Table 10.20: Exploration Properties: Technical Review

Deposit Name	Deposit Size	Exploration Expenditure* ZARm	Comments	Value Estimate ZARm
Sub Nigel 6	48,25 Mt 3,39 g/t	n/a	Low-grade ore coupled with the lack of underground access and insufficient . The deposit is highly unlikely to be mined under the present circumstances.	Zero
Etendeka	Zero	0,4	The complex geology of the deposit requires additional exploration. An imminent percussion-drilling programme should improve the overall understanding of the deposit.	Zero

*The exploration expenditure is for the first 6 months of 2008. Previous expenditure was minimal.

10.8.1 *Modder East Mine*

Table 10.21: Modder East Valuation

Category	Price/oz Au USD/oz	Total Resources (Au) Moz	Value USDm	Value ZARm	Weighting (%)	Value ZARm
DCF Valuation (Primary Method)						
DCF Valuation			165	1,289	60%	774
Sales Comparison Valuation (Secondary Method)						
Minimum Price Paid per oz Au	9	3,67	33	261	5%	13
Weighted Average Price Paid per oz for assets at Feasibility Study stage	67	3,67	245	1,911	30%	573
Aflease Gold transaction (April 2008)	17	3,67	64	500	5%	25
Applied Value	**31**	**3,67**			**100%**	**1 385**

SRK has applied a weighting of 60% to the DCF Valuation method and a weighting of 40% to the Sales Comparison Valuation Method based on the following range: the minimum price paid per Mineral Resource oz (5%); the price paid per Mineral Resource oz for assets at Feasibility Study stage (30%); and the most recent transaction involving Aflease (5%).

Since 1 January 2008, transactions in the gold industry based on USD/Mineral Resource oz have yielded the following results: a minimum price of USD 9/Mineral Resource oz; a weighted average price of USD 67/Mineral Resource oz for assets at Feasibility Study stage; and USD 17/Mineral Resource oz for the transaction between Aflease Gold and African Global Capital Fund (AGC) (On 8 April, 2008, Toronto-based Uranium One sold a 29% interest, or 152 million shares, in Aflease Gold for about USD 41 million in cash. (Source: Metals Economics Group). The DCF Values for Modder East are as presented in Section 10.5.

10.8.2 *Sub Nigel Mine*

Table 10.22: Sub Nigel Valuation

Category	Price/oz Au USD/oz	Total Resources (Au) Moz	Value USDm	Value ZARm	Weighting (%)	Value ZARm
DCF Valuation (Primary Method)						
DCF Valuation			0	2	60%	1
Sales Comparison Valuation (Secondary Method)						
Minimum Price Paid per oz Au	9	0,22	2	16	10%	2
Weighted Average Price Paid per oz for assets at Pre-Feasibility Stage	56	0,22	12	96	20%	19
Aflease Gold transaction (April 2008)	17	0,22	4	30	10%	3
Applied Value	**28**	**0,22**			**100%**	**25**

SRK has applied a weighting of 60% to the DCF Valuation method and a weighting of 40% to the Sales Comparison Valuation Method based on the following range: the minimum price paid per Mineral Resource oz (10%); the price paid per Mineral Resource oz for assets at Feasibility Study stage (20%); and the most recent transaction involving Aflease (10%).

Since 1 January 2008, transactions in the gold industry based on USD/Mineral Resource oz have yielded the following results: a minimum price of USD 9/Mineral Resource oz; a weighted average price of USD 56/Mineral Resource oz for assets at Pre-Feasibility Study stage; and USD 17/Mineral Resource oz for the transaction between Aflease Gold and

African Global Capital Fund (AGC) (On 8 April, 2008, Toronto-based Uranium One sold a 29% interest, or 152 million shares, in Aflease Gold for about USD 41 million in cash. (Source: Metals Economics Group). The DCF Values for Modder East are as presented in Section 10.5.

10.8.3 Ventersburg Project

Table 10.23: Ventersburg Valuation

Category	Price/oz Au USD/oz	Total Resources (Au) Moz	Value USDm	Value ZARm	Weighting (%)	Value ZARm
Minimum Price Paid per oz Au	9	4,64	42	330	50%	165
Cost Basis	1	11			50%	6
Applied Value	**9**	**4,64**			**100%**	**171**

There is generally a poor understanding of the ore body, a lack of underground access and moderate grade. Additional drilling is under way, which may lead to a better understanding of the deposit, and potentially an increase in the status of the deposit to an Indicated Mineral Resource. It is for this reason that SRK have applied the minimum price of USD 9/Mineral Resource oz and the exploration cost as a basis for the valuation of the Ventersburg Project.

10.8.4 New Kleinfontein and Turnbridge Project

Table 10.24 New Kleinfontein and Turnbridge Valuation

Category	Price/oz Au USD/oz	Total Resources (Au) Moz	Value USDm	Value ZARm	Weighting (%)	Value ZARm
Minimum Price Paid per oz Au	9	0,83	7,6	59,0	50%	29,5
Cost Basis	0,1	0,5			50%	0,3
Applied Value	9	0,83			100%	30

The applied value for the New Kleinfontein and Turnbridge Project is ZAR 30 million.

11.1 Summary Equity Valuation

This section provides a summary valuation for Aflease based on an aggregation of the following:

- Net Asset Value ("NAV") for Modder East and Sub Nigel as represented by the NPVs determined in Section 10.5;
- Valuation of the Ventersburg exploration property as discussed in Section 10.6;
- Unallocated corporate expenses valued on the basis of a DCF approach for the projected LoM plans; and
- Balance sheet adjustments to account for debt and cash position at 30 June 2008.

The summary equity valuation for Aflease, which excludes any impact of Secondary Taxation on Companies (STC), is presented in Table 11.1.

Table 11.1: Aflease – Summary Equity Valuation at 1 July 2008

	Asset/Adjustment	**Unit**	**Base Case ZAR 7,80 = USD 1,00**
Gold Assets	Modder East	(Rm)	1 385,0
	Sub-Nigel	(Rm)	25,0
	Ventersburg Project	(Rm)	170,5
	New Kleinfontein and Turnbridge	(Rm)	29,8
Total Asset Valuation		**(Rm)**	**1 610,3**
Adjustments	Unallocated Corporate Expenses (1)	(Rm)	(119)
	Environmental Liabilities (2)	(Rm)	(21)
	Exploration Expenditure (3)	(Rm)	(122)
	Net (debt)/cash at 1 July 2008 (4)	(Rm)	472
Equity Value		**(Rm)**	**1 820,7**
Shares in issue (millions) (5)			**525**
DCF Value per share (R) – Aflease		**(R/share)**	**3,47**

(1) Unallocated corporate expenses (general and administrative, head office and other costs that cannot be allocated by activity) for LoM, discounted at 10,5% real DCF.

(2) The environmental liabilities applicable at 1 July 2008.

(3) Refer to Table 3.2 for undiscounted *planned* exploration expenditure.

(5) Net debt/cash position as supplied by Aflease as at 30 June 2008.

(5) Aflease advised SRK that the number of shares in issue as at 1 July 2008 was 524 782 006.

11.2 Concluding Remarks

In considering the valuation derived herein, SRK notes the sensitivity of Aflease to both macro-economic and commodity price forecasts.

Non-achievement of the forecast gold prices will have a significant effect on the valuation of Aflease, notwithstanding the benefits derived from a strengthening ZAR.

The views expressed by SRK in this CPR have been based on the fundamental assumption that the necessary management resources with proactive management skills, and adequate capital are made available in order to achieve the targets as set out in the LoM plans for Modder East and Sub Nigel, and for the Ventersburg exploration project.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations and/or exploration of the gold assets. The LoM plans for Modder East and Sub Nigel, as provided to and taken in good faith by SRK, have been reviewed in detail for appropriateness, reasonableness and viability. Where material differences were found, they were discussed with Aflease and adjusted where considered appropriate. SRK considers that the resulting TEPs are based on sound reasoning, engineering judgement and technically achievable plans, within the context of the risks associated with the South African mining industry.

12.1 BMA and Operating Structure

BMA Gold Limited ("BMA") is an Australian Securities Exchange Limited (ASX) listed and Australian registered gold exploration and development company. BMA has the license over the Twin Hills tenements within the Drummond Basin of Central Queensland, Australia, and constitutes BMA's sole exploration asset. The tenements are held by Twin Hills Operations Pty Ltd, which is a wholly-owned subsidiary of BMA. The location is shown in Figure 12.1

12.2 Overview of Twin Hills

The Twin Hills tenements are located in Central Queensland, Australia, some 200km north-west of the town of Emerald and 300 km south of the city of Townsville, as shown in Figure 12.2. The Twin Hills tenements have been explored since 1986 by previous title holders and since 1999 by BMA. The brief history of the tenements is summarised in Table 12.1.

Table 12.1: BMA – Brief History

Date	Event
1985 – 1986	Exploration by WMC Resources Ltd. Tenement relinquished in 1986.
1987 – 1991	Exploration and drilling by Metana Mineral NL ("Metana").
1991	Pioneer Minerals (subsequently Homestake Gold of Australia and then Barrick Gold Corporation ("Barrick")) enters into a Joint Venture agreement with Metana prior to Metana being subject to a take-over by Gold Mines of Australia Ltd (subsequently named Mt Lyell Mining Company Ltd ("MLMC")).
1999	MLMC's portion of the Twin Hills tenements acquired by BMA.
2003	Acquisition of the remaining 68.7% interest in the Twin Hills tenements by BMA from Barrick.
2003 – 2005	Feasibility studies on 309 Mine.
2006	Commencement of operations at 309 Mine.
2007	Cessation of operations at 309 Mine.

The tenements consist of four Exploration Permits ("EPM") and one Mining Licence as shown in Figure 12.2. The EPM's are located in two separate blocks with the Mining Licence consisting of two separate areas encompassing the 309 and Lone Sister deposits within the northernmost of the tenement blocks. The tenements can be accessed by the sealed bitumen Gregory Development Road from Emerald via Clermont or by highway from Townsville via Charters Towers. The Gregory Development Road bisects the tenements passing close by both the 309 and Lone Sister deposits.

Although the tenements are 100% held by Twin Hills Operations Pty Ltd there remains a royalty of 2.5% of net revenue on gold produced from either the 309 or Lone Sister deposits payable to Barrick which stems from the acquisition by BMA of Barrick's interest in the tenements in 2003. In addition, should additional exploration discover a resource of more than 1 000 000 oz of gold classified in accordance with the JORC Code then Barrick has the option to buy back a 68% interest in the newly discovered deposit. The exercise price for the option is 250% of all moneys spent by BMA directly on exploration and development of the relevant gold deposit or otherwise reasonably allocable to the first exploration period since the settlement date. This clause does not include resources identified at either the 309 or Lone Sister deposits.

The 309 deposit was mined by BMA using underground mining methods between December 2005 and April 2007 with the ore being trucked to a mineral processing plant near Charters Towers some 280 km from the tenements. Initial mining of the deposit proved successful; however, infill drilling of Area 2 of the deposit resulted in reinterpretation of the lodes which in turn reduced the ounces per vertical metre to a level where it was not economic to continue the operation and the mine was closed in April 2007. The mineral processing plant was sold in May 2007. During the history of 309 operations some 77 000 tons of ore, at a grade of 10 g/t totalling some 25 000 oz of gold, was mined from the deposit.

Following the closure of the 309 mine a revised Plan of Operations was lodged with the Queensland Environmental Protection Agency (EPA). This plan consists of a two-year mine care and maintenance and exploration plan to August 2009. The care and maintenance element of the plan largely relates to the maintenance of the surface facilities as opposed to the underground workings which are now partially flooded. BMA has stated that it is its intention to roll this plan over for another two years at which time it will be reviewed based on the results of exploration at that time.

The EPA currently holds a financial assurance of AUD 138 353 which is intended to provide a provision for the complete closure and rehabilitation of the operation. The amount of assurance required is calculated by the EPA on a formulaic AUD/ha of disturbed area basis. This does not remove liability from BMA for the existing disturbance but rather provides a safe guard that funds are available to contribute to the rehabilitation of the site. In addition, a degree of rehabilitation was undertaken prior to the closure of the mine with approximately half of the waste rock dump at 309 being backfilled into voids present in the mined out Area 1.

12.3 Tenure

12.3.1 Mineral Resources Act 1989

Queensland's Mineral Resources Act 1989, provides the legislative framework for exploration, development and mining tenure in the state. The types of mining tenements that are granted and administered under this Act are as follows:

- Prospecting permit;
- Exploration permit;
- Mineral development licence;
- Mining claim; and
- Mining lease.

The Twin Hills tenements consist of the Exploration Permits (EPM) and a Mining Lease (ML). Under the terms of the Mineral Resources Act 1989, an Exploration Permit:

- Is issued for the purpose of exploration;
- Allows the holder to take action to determine the existence, quality and quantity of minerals on, in or under land by methods which include prospecting, geophysical surveys, drilling, and sampling and testing of materials to determine mineral bearing capacity or properties of mineralisation;
- May eventually lead to an application for a mineral development licence or mining lease;
- Can be granted for a period of up to five years;
- Can be renewed.
- A mining lease:
  - Is granted for mining operations;
  - Entitles the holder to machine-mine specified minerals and carry out activities associated with mining or promoting the activity of mining;
  - Is not restricted to a maximum term – this is determined in accordance with the amount of reserves identified and the projected mine life; and
  - Can be granted for those minerals specified in either the prospecting permit, exploration permit or mineral development licence held prior to the grant of the lease.

12.3.2 Native Title

Native title describes the rights and interests of Indigenous people under their traditional laws and customs.

In the Mabo decision, the High Court held that the common law of Australia recognised a form of native title to land. Therefore, in 1993, the Commonwealth (Federal Government of Australia) passed the Native Title Act to recognise and protect these rights and interests. Queensland and other states and territories then introduced their own laws to fit under the umbrella of the Commonwealth Act.

Several processes may operate to deal with native title issues associated with applications for mining and exploration tenements under the Mineral Resources Act 1989. These processes are:

- Indigenous Land Use Agreements (ILUAs) under the Native Title Act 1993;
- Right to Negotiate procedures (RTNs) including the Expedited Procedure and section 31 agreements under the Native Title Act 1993; and
- Alternative State Provisions (ASPs) under the Mineral Resources Act 1989.
- An Indigenous land use agreement (ILUA) is a voluntary agreement about the use and management of an area of land or waters made between one or more native title parties, and others such as the State, a developer or a mining company. Once it has been registered by the National Native Title Tribunal, an ILUA is legally binding on the parties to the agreement, and all native title holders (and their successors) for that area.
- Native title protection conditions are tenure conditions of an exploration permit for minerals granted under the Expedited Procedure. The native title protection conditions identify:
  - Which native title party or parties the explorer must engage;
  - What the explorer and the native title party must do before and during any exploration; and
  - What occurs when timeframes specified in the native title protection conditions are not met.

The Expedited Procedure is available to the state as an alternative to the right to negotiate process under the Commonwealth Native Title Act 1993. The state can use the expedited procedure to address native title for the grant of an exploration permit when the exploration activities are:

- Not likely to involve major disturbance to the land;
- Not likely to interfere with areas or sites of particular significance to the native title holders;
- Not likely to interfere with the community or social activities of the native title holders.

The explorer is required to make certain payments to a body nominated by the native title parties. The amount of these payments is adjusted on 1 July each year in accordance with the consumer price index for Brisbane.

12.3.3 Schedule of Tenements

SRK has not reviewed the legal status of the tenements either with regard to the Queensland Mineral Resources Act 1989, or the Commonwealth Native Title Act 1993, nor is SRK qualified to do so. The information below has been supplied by the BMA and SRK has therefore placed reliance on the Directors of BMA that there are no outstanding legal issues that may impact on the rights to explore the tenements or exploit the Mineral Resources reported for these.

The tenements consist of four Exploration Permits of which three are covered by Indigenous Land Use Agreements and the other by an Expedited Procedure grant. There is also a single mining lease covering two separate geographical areas relating to the 309 and Lone Sister deposits. This lease is also covered by an Indigenous Land Use Agreement.

The status of the Twin Hills tenements as of 14 October 2008 is summarised in Table 12.2.

Table 12.2: BMA – Tenements Status of Tenure

Tenement	Registered Holder	Status	Grant Date	Expiry Date	Tenement Area	Native Title Process Category
EPM 4459	Twin Hills Operations Pty Ltd	Granted	23/10/1986	22/10/2009	6 sub-blocks	ILUA
EPM 8693		Granted	06/03/1992	05/03/2009	16 sub-blocks	ILUA
EPM 12012		Granted	06/04/2004	05/04/2009	10 sub-blocks	ILUA
EPM 14585		Granted	07/04/2005	06/04/2009	13 sub-blocks	Expedited procedures grant
ML 70316		Granted	16/12/2004	31/12/2019	731.1 Ha	ILUA

12.3.4 Company Directors

The names and details of the Directors of the Company, who were in office as of the Effective Date:

- William M O'Keeffe;
- Mark K Wheatley; and
- Kenneth J Winters.

William Michael O'Keeffe – Non-Executive Chairman – *B.App.Sc (Metallurgy)*

Mr O'Keeffe was appointed on 25 November 2003 and Non-Executive Chairman on 22 August 2007. He commenced work with Mt Isa Mines in 1975. Mr O'Keeffe held a series of operating positions, rising to Executive Management level in commercial activities. Between 1995 and 2004 Mr O'Keeffe was Managing Director of Glencore Australia Pty Ltd. He is the Executive Chairman of Riversdale Mining Limited and has previously held directorships in Anaconda Nickel Limited and Mt Lyell Mining Co Limited. Mr O'Keeffe was a shareholder in BMA Operations Limited prior to its acquisition by BMA Gold Limited in January 2004.

Mark Kenneth Wheatley – Managing Director and CEO – *BE (Chem Eng Hons 1), MBA*

Mr. Wheatley was appointed on 10 July 2006. He was CEO of Toronto listed uranium miner, Southern Cross Resources Inc from September 2003 to December 2005 and Chairman from June 2004 to December 2005. Prior to 2003, Mr Wheatley was General Manager Corporate Development for Aurion Gold Limited (previously Goldfields Limited), and prior thereto, he served as Senior Vice President within the global mining team of Bankers Trust Australia Limited. Mr Wheatley started as a trainee for BHP at Port Kembla Steelworks in 1979 and worked in a number of technical and commercial roles over the following 17 years. Mr Wheatley continues to serve as a Non-Executive Director of Southern Cross, renamed Uranium One Inc. following the merger with Aflease Gold and Uranium Resources Limited in December 2005. Mr Wheatley also served as Non-Executive Director of St Barbara Limited from November 2003 to August 2006.

Kenneth John Winters – Executive Director Finance/Company Secretary – *BCom*

Mr Winters was appointed on 2 August 2005. He has held positions at an operational level and in finance and commercial aspects of a number of listed mining companies since 1979. He formerly held a position of Chief Financial Officer for Highlands Gold Limited and Chief Financial Officer and Company Secretary for Mt Lyell Mining Company Limited and CBH Resources Limited.



147 E
148 E
TOWNSVILLE
Charters Towers
Twin Hills Project
21 S
MACKAY
22 S
Clermont
23 S
Emerald
N
0
100 km
SRK Consulting
Engineers and Scientists
BMA Gold
Locality of Assets
Figure 12.1

Figure 12.1: BMA – Location Map of Assets


1620
1621
1622
1623
309 Mine
ML 70316
Twin Hills
N
1692
1693
1694
1695
Lone Sister
1764
1765
1766
1767
1837
1838
1839
Twin Hills
Project
Townsville
Mt Isa
QLD.
Brisbane
1910
1911
BMA16
EPM 4459 - Dingo Range
EPM 8693 - Twin Hills
EPM 12012 - Willesby
EPM 14585 - Frankfield
Roads
Streams
BMA Gold Limited
CURRENT TENEMENT STATUS
10 Km
SRK Consulting
Engineers and Scientists
BMA Gold
Current Tenement Status
Figure
12.2

Figure 12.2: **BMA – Location of Tenements**

13. BMA: GEOLOGY

The Twin Hills tenements are located within the Drummond Basis of Central Queensland. This basin hosts a number of epithermal gold-silver deposits and occurrences including the Pajingo mine. Fault splays of the prospective north to northwest striking Saint Ann's Fault Zone cut through the northern tenements. To the east of the fault zone lies the unconformable contact between older Early Palaeozoic Anakie Metamorphic Group (Anakie Inlier) and the younger Late Devonian to Early Carboniferous volcanic, volcaniclastic and sedimentary Drummond Basin sequences. There also exists open north-northwest trending folds within the Drummond Basin which SRK considers may play a role in the mineralisation controls in the region. Figure 13.1 shows a geological map of the region encompassing the Twin Hills tenements.

The 309 Deposit is hosted by a breccia zones developed along the southern margin of a structural depression interpreted by BMA to be a pull-apart basin that developed due to sinistral strike-slip movement along north-northwest to south-southeast trending faults. Three principal mineralised zones have been identified; Area 1, Area 2 and Area 3. Area 1 consists of chalcedonic silica flooded breccia body with finely disseminated electrum (notably in the upper parts of the ore zone) and gold. Area 2 consists of a broad east-west oriented zone of narrow (generally <15cm), steeply south-dipping, quartz-calcite veins (ladder vein array) containing occasional coarse free gold. Area 3 consists of a well defined, sub-vertical zone of more intense, possibly stockwork quartz-calcite veining. Figure 13.2 shows a schematic geological cross-section through the deposit.

At 309 a total of 8 domains were modelled with 6 of these located in Area 2 and the remaining two in Area 3. Area 1 has been largely mined out and does not contribute to the current resource. There is also an unconstrained low-grade domain at Area 3 which is not encompassed by a wireframe model. At Area 2 the domains were modelled in a two stage process. The first stage used a cut-off grade of 1g/t Au and a minimum intersection width of 3m to define the margins of a low grade domain encompassing the bulk of the mineralisation. The second stage involved the delineation of higher grades zones within the low grade domain based on a 3g/t Au cut-off. In both cases low-grade material was incorporated into the domains in order to produce continuous and regular zones across multiple sections. This approach has resulted in the incorporation of substantial material of lower grade than the nominal domain cut-off into the models. Figure 13.3 shows a perspective view of all the domain models at 309.

The Lone Sister deposit is located 7,7 km south-southeast of 309 deposit and is also considered to have a separate structural setting from 309. The deposit is hosted by a rhyolite dome intruded into a north-northwest trending structural corridor. The rhyolite dome is brecciated at the margins, with these breccia zones hosting the higher grade mineralisation. Three principal zones of mineralisation have been identified; one of which is hosted by a breccia body while the other two consist of zones of more intense vein development. Figure 13.4 shows a schematic geological cross-section through the deposit.

At Lone Sister there are a total of four domains all of which are constrained within three-dimensional wireframe models. The approach used to delineate the domains was similar to that employed at 309 with the exception that two of the domains were predominately based on lithology as opposed to grade. These include a broad domain encompassing the whole deposit which represents the host rhyolite intrusion and a breccia domain enclosing one of the three higher grade areas. The other higher grade areas are enclosed within separate wireframes which are interpreted to represent zones of more intense vein development and are named the Vein A and Vein B domains. Figure 13.5 shows a perspective view of the domain models at Lone Sister.

13.1 SRK Comments

The principal control on the 309 deposit is considered to be a pull-apart basin with its associated steeply dipping strike-slip faults. While this hypothesis is considered to be reasonable, the evidence is largely based on "inferred" structures which SRK considers are postulated from other evidence as opposed to directly observed. While this is not of significance with regard to the reported Mineral Resources it does have implications with regard to future exploration in the area of 309. BMA have indicated to SRK that it is considering that the next phase of exploration will target interpreted intra-basinal structures to the north of 309 which will assist in testing the current exploration model.

The deposits are complex in terms of grade distribution which in turn results in challenging exploration and mining perspective. This is reflected in the density of drilling required to evaluate both 309 and Lone Sister deposits.


LEGEND
Ducabrook Fm - lithic sandstone, conglomerate, limestone, mudstone
Star of Hope Fm - dacite tuff volcanoclastic
Raymond Fm - fine quartz lithic sandstone
Volcanoclastic, sandy, silty tuff
Llanarth Volcanics - rhyolite, rhyodacite tuff
Siltstone, sandstone polymictic conglomerate, debris flow
Granite, granodiorite
Anakie metamorphics - schist
500,000mE
147°00'
St Anns Fault
7,580,000mN
309 Mine
Lone Sister
22°00'
7,560,000mN
M 70316 - Twin Hills
EPM 4459 - Dingo Range
EPM 8693 - Twin Hills
EPM 12012 - Willesby
EPM 14585 - Frankfield
N
10 Km
Mount Rolfe
Volcanic Centre
BMA Gold Limited
Twin Hills Project
PROSPECTS AND GEOLOGY
SRK Consulting
Engineers and Scientists
BMA Gold
Geology of Twin Hills Area
Figure
13.1

Figure 13.1: Geology of Twin Hills Area


Figure 13.2
BMA Gold
Cross-Section of the 309 ore body
SRK Consulting
Engineers and Scientists
current surface
cover
sinter
acid sulphate alteration
shallow circulating meteoric waters
deep circulating composite meteoric-magmatic waters
Ore shoot
Corbett

Figure 13.2: Cross-section of the 309 Ore Body



Figure 13.3
BMA Gold
3D Interpretation of the 309 ore bodies
High grade domains
Low grade domains
Drill hole
Area 1
Area 3
SRK Consulting

Figure 13.3: 3D Interpretation of the 309 Ore Bodies


present surface
diatreme breccia
CO_2
CO_2
deep circulating composite meteoric-magmatic water
Mineralisation Styles
Disseminated quartz-sulphide Au
Vein quartz-sulphide Au
Breccia fill quartz-sulphide Au
Epithermal quartz Au-Ag
Smectite alteration
Bicarbonate waters
Corbett
BMA Gold
Cross-Section of the Lone Sister ore body
Figure 13.4
SRK Consulting
Engineers and Scientists

Figure 13.4: Cross-section of the Lone Sister Ore Body



Figure
13.5
BMA Gold
3D Interpretation of the Lone Sister ore bodies
Drill hole
+21450 N
+21300 N
+21150 N
+21000 N
+1200
+1050
+900
SRK Consulting
Engineers and Scientists

Figure 13.5: 3D Interpretation of the Lone Sister Ore Bodies

14. MINERAL RESOURCES

14.1 Data Quantity and Quality

The Mineral Resources reported by BMA are supported by a combined total of 330 diamond drill-holes (DDH) and 346 reverse circulation drill-holes (RC) totalling some 60 km and 32 km of drilling, respectively. All of the DDH at Lone Sister and 18 of those at 309 were pre-collared using RC prior to being completed using diamond core. In total 531 drill-holes (65 km) were drilled at 309 and 145 drill-holes (27 km) at Lone Sister. The available drill-holes consist of a combination of historical drill-holes drilled prior to BMA's involvement with the project and drill-holes drilled by BMA since their acquisition of the project. The drill-holes drilled by BMA constitute the majority of the available data as this was collected as part of feasibility studies and as underground stope definition drilling during the operating period of the mine.

The RC drilling was largely undertaken to test the near surface portions of the deposits and has pre-collars to deeper diamond tails. As such, as the majority of the declared resources are at depths of greater than 100 m below surface it is the diamond drilling which dominates the drilling which intersects the mineral resource areas. The majority of the DDH used NQ sized core with a nominal core diameter of 47.6 mm. A limited quantity of HQ sized core (63.5 mm in diameter) totalling some 149 m was also drilled for geotechnical purposes. Core recoveries were reportedly high and this is supported by core photographs reviewed by SRK.

The drill collar locations were established (and in some cases re-established) using GPS surveying for the surface drill-holes and mine surveying for the underground drill-holes . Down the hole surveys for all of the BMA drilling were undertaken at 30 m intervals with a routine end of hole survey. Some of the historical drilling do not have down-the-hole surveys, however, these tend to be shallow RC and rotary air blast (RAB) drill-holes. The former are not material for the bulk of the reported resources while the latter were not used in the estimates.

The drill core obtained from the BMA drilling was geologically and geotechnically logged and the core recovery measured. Sample intervals were then delineated on a nominal 1 m basis taking into account of lithological/mineralogical boundaries. The core was then split with half of the core being sent for analysis and half retained as a geological record.

The majority of the BMA samples were prepared and analysed at SGS Laboratories in Townsville with ALS Laboratories in Brisbane used as secondary laboratory for quality control purposes. Both of these laboratories are independent, accredited (ISO 9002), commercial laboratories with an established track record of analysing exploration and mining samples. During the operational period of the mine some of the underground drilling samples were analysed in the mine site laboratory, however, these are of a limited number compared with the independently analysed data and were also subject to external quality control using SGS and ALS.

The samples were analysed for gold and silver using a fire assay technique using SGS as the primary laboratory. Every assay greater than 0.5g/t Au was also sent to ALS for duplicate analysis. In addition, four complete drill-holes were also sent to ALS for parallel analysis. BMA's independent competent person reports that these data sets were in agreement within acceptable limits of experimental error. In addition to the above check analyses BMA also included five standard reference material samples in every batch of 120 samples and one blank sample every 10 to 15 m down the hole. BMA also independently reviewed the results of the quality assurance analyses undertaken internally by the laboratories. No material issues were reported based on these quality control and assurance measures.

The historical data is reported to have been collected by Homestake and Plutonic in accordance with their internal protocols which included the use of standards and blanks. In addition, this data was independently reviewed by an external consultant in 2003 who concluded that the historical data was of an appropriate quality. This data collectively constitutes less than 30% of the total drilling data. The resource areas are dominated by the BMA drilling and as such the historical data is not considered a material risk to the declared mineral resources.

In situ density measurements were taken from the drill core using a water displacement methodology. These were taken from a range of lithology types and geographical areas within the deposits. The values collected prior to 2004 indicated an *in situ* density range of between 2,5 t/m^3

and 2,7 t/m³ while the samples collected post 2004 lay close to 2,6 t/m³. This was used to support the density used for the resource tonnage estimate. BMA also reports that this density was supported by reconciliation studies at 309 during the mining of Area 1.

14.2 Mineral Resource Estimation

The resource estimates are constrained by the geological and grade based domain models which in turn are based on sectional interpretation of the drill hole data. The assay data in each domain was subjected to statistical and geostatistical analysis prior to the interpolation of grades into the block model using Ordinary Kriging (OK).

The statistical analysis indicated that both the gold and silver populations were extremely skewed and exhibited log-normal characteristics fairly typical of precious metal deposits. The tails of the distributions were generally continuous with few statistical outliers. However, the majority of the domains all exhibit high variance levels with coefficients of variation of between 1.7 and 5.6 being typical. Distributions such as these pose a number of significant challenges in terms of resource estimation. These challenges include limiting the influence of assays which may be two orders of magnitude higher than the average for the domain as well as difficulty in modelling robust semi-variograms to control the grade interpolations stages.

In order to determine the range of influences of the drill-holes and derive parameters for the grade interpolation part of the estimates variograms were prepared using the gold data for each domain. These were prepared in a down hole, down plunge and down dip directions in order to determine to direction of greatest continuity. In order to improve the structure of the experimental variograms and in light of the log normal characteristics of the data the variograms were prepared in log transformed space. These variograms exhibited moderate to good structure and were modelled using spherical scheme models. The modelled nugget effects were generally of the order of 20% to 40% with a minimum of 7% and a high of 39%. The modelled ranges were short with long axis ranges of the order of 15 to 25 m.

In order to derive estimates of tonnage and grade for each of the domains three-dimensional block models were prepared. These models utilised block sizes of 5 m x 5 m x 2 m (x, y, z) at Area 2 and 10 m x 10 m x 2 m at Area 3. At Lone Sister, a block size of 5 m x 5 m x 5 m was used. No analysis was undertaken to determine the optimal block size and SRK was informed that the block size selection was made on the basis of the geometry of the domains and a consideration of likely mining methods. Grades were interpolated into the blocks using OK with only those data points within each domain used to estimate blocks within the same domains. The search ellipses used to capture samples for the estimation were derived in part from the ranges obtained from the variograms. In all cases the silver content of the resource was estimated using the same estimation parameters and approach as the gold.

In light of the skewed nature of the distributions top-cuts were applied to the gold data in order to limit the impact of the highest grades on the estimates. The level of the cut was determined statistically with all grades greater than 2 standard deviations above the mean being cut back to that value.

14.3 Classification

The Mineral Resources have been reclassified in accordance with the 2007 edition of the SAMREC Code. The classification is largely based on the average distance of each block to the samples which inform it. Areas of broadly similar confidence have been combined into Measured, Indicated and Inferred zones reflecting the confidence in the estimates. Zones of mineralisation which were considered to be isolated either from existing infrastructure or the main bodies of mineralisation were excluded from the totals. SRK considers the approach and resulting classification to be consistent with the definitions and guidelines of the SAMREC Code.

14.4 Twin Hills Mineral Resource Statement

SRK's audited Mineral Resource statement for the Twin Hills tenements is presented in Table 14.1.

Table 14.1: BMA – Mineral Resource Statement

Deposit	Category	Tonnes (kt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
309	Measured	–	–	–	–	–
	Indicated	250	8.2	14	66	113
	Sub-total	*250*	*8.2*	*14*	*66*	*113*
	Inferred	180	9.9	7	58	40
	Total	**430**	**8.9**	**11**	**124**	**153**
Lone Sister	Measured	80	10.3	17	26	44
	Indicated	220	4.7	6	33	42
	Sub-total	*300*	*6.2*	*9*	*59*	*86*
	Inferred	100	3.6	4	12	13
	Total	**400**	**5.5**	**8**	**71**	**99**
Total	**Measured**	**80**	**10.1**	**17**	**26**	**44**
	Indicated	**470**	**6.6**	**10**	**99**	**155**
	Sub-total	***550***	***7.1***	***11***	***125***	***199***
	Inferred	**280**	**7.8**	**6**	**70**	**53**
	Total	**830**	**7.3**	**9**	**195**	**252**

Notes:

(1) Reported using a cut-off grade of 3 g/t Au.

(2) Classified in accordance with the 2007 edition of the SAMREC Code.

(3) The values in the above table are rounded to reflect the uncertain nature of resource estimates. Minor discrepancies in the above table may therefore be present; however, SRK does not consider these to be material.

The cut-off grade of 3,0 g/t Au is the same as that previously used to report the reserves at 309 which in turns is derived from the following parameters:

- Gold price – USD 450/oz
- Exchange rate – USD/AUD 0.75
- Operating cost – AUD 63.50/tonne
- Metallurgical Recovery – 95%.

14.5 SRK Comments

SRK has not identified any material issues during its review of approach and methodology used to estimate the Mineral Resources reported for the Twin Hills tenements. The resources are supported by a significant quantity of drilling which in many areas is at 25 m spacing or closer. The close spaced nature of the drilling is required due to the complexity of the grade distribution. The data quality is supported by quality assurance and control protocols which indicate no material issues with the quality of the data.

Due to the small blocks, the estimation parameters used and the grade complexity of the deposits, SRK considers that individual block estimates will likely be unreliable. This is not considered a material concern as the resource is reported on the basis of aggregated blocks largely constrained by wireframe models as opposed to the cumulative reporting of individual blocks. However, at cut-offs higher than that currently assumed the reliance on individual block grades becomes more pronounced and this concern would become more material.

The key assumption regarding BMA's Mineral Resource statement is that these constitute a potentially economic target when taking into account that the 309 mine was closed in early 2007 for economic reasons. These reasons are reported by BMA to be due to the high cost of former operations due partly to the high cost of trucking the ore 280 km to the mill. BMA's current assumption is that further exploration will delineate additional resources which may in turn support a larger scale operation at Twin Hills together with resulting cost benefits due to economy of scale. Should additional exploration not delineate additional resources there is therefore a risk that this assumption may not be valid in the future and that the potentially economic nature of the resources may need to be reassessed. For a profitable underground operation to materialise,

SRK considers that additional resources are needed sufficient to support a stand-alone operation and thus have a mineral processing plant on site. SRK considers that to support the capital development of such an operation a reasonable assessment of the total resource required is between 2 Mt and 3 Mt at a grade similar to the current resource estimate.

15.1 Targets and Exploration Program

In its 2007 Annual Report BMA identified five main exploration targets in the Twin Hills area which would form the focus of ongoing exploration activity. These targets consist of:

- Targets marginal to and within the interpreted pull-apart basin that is believed to control the currently identified mineralisation within a 500 m radius of the 309 deposit.
- The southerly extension of the main structural and geochemical corridor between 309 and Lone Sister, and in particular 2 000 m of strike length of the corridor which is covered by black soil plains.
- Other potential 309 style targets which may lie beneath the Centipede and Micro Wave Tower West sinter deposits which are also located in the northern tenement blocks.
- Potential east-west oriented dilation zones in the Lone Sister West and Lone Sister South areas.
- Potential grass roots targets in the largely unexplored southern tenement block.

The most recent exploration activity on the tenements involved an Induced Polarization (IP) geophysical survey and the drilling of three RC drill-holes to test potential targets identified by the IP survey. An additional hole was also drilled adjacent to Area 1 of the 309 deposit to test the extent of mineralisation discovered in 2006. The drill-holes targeting the IP anomalies intersected zones of disseminated pyrite and magnetite as opposed to the silicification and brecciation targeted and assays yielded no significant gold intersections.

The addition hole drilled to the adjacent to Area 1 of 309 was abandoned shortly after intersecting the target zone due to poor ground conditions. The last metre of drilling at 150 m depth down the drill-hole intersected 3,52 g/t Au and BMA propose to follow this up with diamond drilling at a later date.

BMA have not supplied SRK with a detailed exploration plan and budget. This is awaiting the completion the proposed transaction when a new team will be put in place to manage the exploration of the tenements and also a review of the results of the latest exploration program. BMA has, however indicated that short term exploration is likely to consist of geophysical surveys and drilling to test under the black soil cover between the 309 and Lone Sister deposits and possibly drilling within the pull-apart basin to the north of 309 to test inferred intra-basinal structures and possible breccia zones.

BMA estimates that based on the current pace of exploration an expenditure of between AUD 1 – 2 million per annum over three years may be required to assess all of the current targets.

15.2 SRK Comments

The tenements are located in a region prospective for epithermal style Au-Ag mineralisation as evidenced both by the geological setting of the region, the presence of other substantial deposits such as Pajingo within the Drummond Basin and, most pertinently, the currently identified Mineral Resources at 309 and Lone Sister within the tenements themselves.

The immediate vicinity of both the 309 and Lone Sister deposits has been extensively drilled. Unless additional work results in a substantial re-interpretation of the likely controls on the mineralisation it is considered unlikely by SRK that additional exploration in the 309 area would delineate major extensions to the existing deposit. Potential for extensions at depth remains at Lone Sister together with the possibility of a high-grade breccia zone to the east of the deposit which is currently poorly tested.

SRK considers that additional exploration potential does still remain on the Twin Hills tenements. However, although the tenements are still prospective, SRK is of the opinion that additional discoveries are likely to be of similar or smaller scales to that already discovered. In addition, the limited area covered by the tenements may also limit the likelihood of a major discovery. Considerable exploration effort would therefore need to be expended to increase the resource base to a level that may support a stand-alone operation.

BMA do not currently have a confirmed and detailed exploration program or budget in place to explore the tenements. However, as it is considered likely that future discoveries would be of a similar nature to 309 and Lone Sister delineating resources at new discoveries would likely require extensive drilling efforts similar to which supports the current resources (over 100 km of drilling).

16. CONSOLIDATED MINERAL RESOURCE STATEMENT

16.1 Aflease Assets – The Mineral Resource Statement

The Mineral Resource statement for all the assets of Aflease is shown in Table 16.1.

Table 16.1: Aflease – Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Indicated	Modder East	28.83	2.84	2.63
	New Kleinfontein and Turnbridge	0	0	0
	Spaarwater	2.98	3.21	0.308
	Ventersburg Project	0	0	0
Total Indicated		**31.81**	**2.87**	**2.94**
Inferred	Modder East	14.98	2.16	1.04
	New Kleinfontein and Turnbridge	4.27	6.00	0.83
	Spaarwater	2.393	4.89	0.38
	Ventersburg Project	30.39	4.76	4.64
Total Inferred		**52.033**	**4.12**	**6.89**

The total Indicated Resource for all the assets of Aflease is 31,81 million tons at a grade of 2,87 g/t giving a gold content of 2,94 million ounce.

16.2 BMA Assets – The Mineral Resource Statement

The Mineral Resource Statement for BMA is shown in Table 16.2.

Table 16.2: BMA – Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Measured	309	–	–	–
	Lone Sister	0,080	10.3	0,026
Total Measured		**0,080**	**10.3**	**0,026**
Indicated	309	0,250	8,2	0,066
	Lone Sister	0,220	4.7	0,033
Total Indicated		**0,470**	**6,56**	**0,099**
Total Measured and Indicated		**0,550**	**7,11**	**0,125**
Inferred	309	0,180	9,9	0,058
	Lone Sister	0,100	3.6	0,012
Total Inferred		**0,280**	**7,65**	**0,070**

The total Measured and Indicated Resource for the assets of BMA is 0,55 million tons at a grade of 7.11 g/t giving a gold content of 0,125 million ounces.

16.3 Consolidated Mineral Resource Statement

The consolidated Mineral Resource Statement for Aflease and BMA is shown in Table 16.3.

Table 16.3: Consolidated Mineral Resource Statement

Classification	Asset	Tons (Mt)	Grade (g/t)	Metal Content (Moz)
Measured	BMA	0.08	10.3	0.026
	Aflease	–	–	–
	Total Measured	**0.08**	**10.3**	**0.026**
Indicated	BMA	0.47	6.56	0.099
	Aflease	31.81	2.87	2.94
	Total Indicated	**32.28**	**2.93**	**3.03**
Total Measure and Indicated		**32.36**	**2.95**	**3.06**
Inferred	BMA	0.28	7.65	0.07
	Aflease	52.033	4.12	6.89
Total Inferred		**52.313**	**4.14**	**6.96**

The total Measured and Indicated for the consolidated Mineral Resource Statement is 32.36 million tons at a grade of 2,95 g/t giving a gold content of 3.06 million ounces.

The Mineral Resource for the contained silver has not been reported as silver has not been reported by Aflease, however, it still remains an assets for BMA.

17. SIGNATURES

Mark Wanless, PrSciNat SRK Consulting	Principal Geologist and Competent Person for the Resources
Collin Hey, PrEng Associate Consultant SRK Consulting	Mining Engineer and Competent Person for the Reserves
Ebrahim Takolia Associate Consultant SRK Consulting	Financial Evaluator

GLOSSARY, ABBREVIATIONS AND UNITS

Glossary

Acid	A general descriptive term for igneous rocks composed dominantly of silica and feldspar, with silica constituting at least 66%.
Amphibolite	A metamorphic rock composed mainly of amphibole, an inosilicate mineral.
Andesite	A volcanic rock composed essentially of andesine and one or more mafic components, of pyroxene, hornblende and/or biotite.
Anomaly	A departure from the expected or normal; a geological feature which is different from the general surroundings and which may be of potential economic value.
Anticline	A fold with strata sloping downward on both sides from a common crest.
Archean	Regarded as synonymous with Precambrian, but sometimes used to refer to older Precambrian rocks.
Arenaceous	Sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	A general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Argillaceous	A group of detrital sedimentary rocks, commonly clays, shales, mudstones, siltstones and marls.
Argillite	A rock whose degree of induration (process of hardening) is higher than mudstone, but less than shale.
Arsenopyrite	An arsenic mineral, FeAsS, found in hydrothermal veins.
Assay	The chemical analysis of ore samples to determine their metal content.
Bedrock	A mining term for the unweathered rock below soil and drift cover.
Breccia	A generally coarse-grained rock, composed of angular broken rock fragments held together by a finer-grained matrix.
Cataclasis	Rock deformation accomplished by fracture and rotation of mineral grains or aggregates.
Calcite	Carbonate mineral, $CaCO_3$.
Conformable	A sequence of beds are said to be conformable when they represent an unbroken period of deposition.
Dolomite	Carbonate mineral, $CaMg(CO_3)_2$.
Dip	Inclination of geological features from the horizontal.
Distal	Distant.
Dyke	A tabular vertical or near-vertical body of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures that is discordant to the bedding or foliation of the country rock.
Facies	The sum total of sedimentary features that characterize a sediment as having been deposited in a given environment; an assemblage of metamorphic rocks which are considered to have formed under similar conditions of temperature and pressure.
Felsic	An acronym derived from feldspar and silica, used to describe light-coloured silicate minerals such as quartz, feldspar and feldspathoids.
Fire Assay	The assaying of metallic ores by methods requiring the use of furnace heat.

Footwall	The underlying side of a stope or ore body.
Gneiss	A coarse-grained foliated/banded rock formed by regional metamorphism.
Graben	A downthrown block between two parallel faults.
Granodiorite	A group of coarse-grained plutonic rocks containing quartz, plagioclase, and potassoim feldspar, with biotite, hornblende, or more rarely pyroxene as the mafic components.
Hangingwall	The overlying side of an ore body or stope.
Hematite	A common iron mineral Fe_2O_3.
Indicated Mineral Resource	That portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.
Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Inlier	A more or less circular or elliptical area of older rocks surrounded by younger rocks.
Intermediate	A general descriptive term for igneous rocks containing between 52% and 66% silica.
Kaapvaal Craton	The ancient proto-continental crystalline basement of South Africa.
Kerogen	Solid organic material.
Kriging	an interpolation method that minimizes the estimation error in the determination of a mineral resource.
Mafic	A general descriptive term for igneous rocks composed dominantly of magnesium and iron silicates; characteristically, quartz is generally absent from such rocks.
Magnetite	A black, strongly magnetic mineral of the spinel group: $(Fe,Mg)Fe_2O_4$.
Measured Mineral Resource	That portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	Of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterized by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Meso-Proterozoic	That part of the Proterozoic between 1,6 billion and 1,0 billion years ago.
Metabasite dykes	Metamorphosed dykes of basic igneous rock.
Metasomatism	Process whereby one mineral is replaced by another of different chemical composition owing to reactions set up by the introduction of material from external sources.

Mineral Resource	A concentration or occurrence of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well-constrained and portrayed geological model.
Monzonitic	Composed of coarse-grained igneous rocks.
Neo-Proterozoic	That part of the Proterozoic between 1,0 billion and 570 million years ago.
Orogeny	Process by which structures within fold-belt mountainous area were formed, including thrusting, folding and faulting.
Orthogneiss	A gneiss presumed to have been formed from an original sedimentary rock.
Ortho-quartzite	A clastic sedimentary rock composed of silica-cemented quartz sand.
Palaeo-Proterozoic	That part of the Proterozoic between 2,5 billion and 1,6 billion years ago.
Palaeozoic	That part of geological time between the Precambrian and Mesozoic, comprising the Camrian, Ordovician, Silurian, Devonian, Carboniferous and Permian Systems, between 570 and 230 million years ago.
Paragneiss	A term used to denote a gneiss derived from sedimentary rocks.
Porphyritic	A texture term which describes igneous rocks containing relatively large crystals set in a finer-grained matrix.
Proterozoic	Of or relating to the most recent of the three divisions of Precambrian time, from approximately 2,5 billion to 570 million years ago, marked by the build-up of oxygen and the appearance of the first multicellular eukaryotic life forms.
Pyrite	Common iron sulphide mineral, FeS_2.
Reef	A precious metal bearing stratiform tabular ore body .
Resource	A tonnage or volume of rock or mineralization or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
Rudaceous	A group of detrital sedimentary rocks in which the particles range in size from 2 mm upwards.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sill	An approximately horizontal sheet of igneous rock intruded conformably with the planar structure of the older rock beds.
Sinistral	A term applied to strike faults to describe an apparent direction of apparent movement to the left.
Skarn	A thermally metamorphosed impure limestone.
Tailings	Refuse or dross remaining after ore has been processed.
Tuffs	A rock formed of compacted volcanic fragments, generally smaller than 4 mm in diameter.
Unconformity	A surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Variogram	A measure of the average variance between sample locations as a function of sample separation.

Abbreviations

AARL	Anglo American Research Laboratories.
Aflease	The previous Aflease & Uranium Resources Limited.
Aflease	Aflease Limited.
Ag	Chemical symbol for silver.
Au	Chemical symbol for gold.
BEE	Black Economic Empowerment.
BF	Blanket Facies.
BPLZ	Buckshot Pyrite Leader Zone.
BQ	Diamond drill bit size (hole of 60 mm, core of 36.4 mm diameter).
CIL	Carbon in leach.
CPR	Competent Persons' Report.
Cu	Chemical symbol for copper.
DCF	Discounted cash flows.
DEAT	Department of Environmental Affairs and Tourism.
DFS	Definitive feasibility study.
DME	Department of Minerals and Energy.
DRMS	Design Rock Mass Strength.
DWAF	Department of Water Affairs and Forestry.
ECA	Environment Conservation Act, No. 73 of 1989.
ECSA	Engineering Council of South Africa.
EIA	Environmental Impact Assessment.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
EPL	Exclusive prospecting licence (Namibia).
ERL	Exclusive reconnaissance licence (Namibia).
ERPM	East Rand Proprietary Mines Limited.
Fe	Chemical symbol for iron.
HCl	Hydrochloric acid.
HDSA	Historically Disadvantaged South Africans.
HHP	High heat production, a term pertaining to a granite.
HNO_3	Nitric acid.
IAPs	Interested and Affected Parties.
ICP-MS	Inductively coupled plasma analysis – very sophisticated electronic means of determining the metal content in a sample.
IOCG	"Iron-oxide copper gold" mineral associations.
JV	Joint venture.
JSE	JSE Limited.
LoM	Life-of-Mine.
MDM	MDM Ferroman (Pty) Limited.

MDRL	Mineral deposit retention licence (Namibia).
MET	Ministry of Environment and Tourism (Namibia).
Mg	Chemical symbol for magnesium.
ML	Mining licence, issued in terms of the old minerals legislation.
MME	Ministry of Mines and Energy (Namibia).
MPMA	The Minerals (Prospecting and Mining) Act of 1992 (Namibia).
MPRDA	Mineral and Petroleum Resources Development Act, No. 28 of 2002.
MWP	Mining Work Programme.
NEMA	National Environmental Management Act No 107 of 1998.
NEPL	Non exclusive prospecting licence (Namibia).
NKGC	New Kleinfontein Gold Claims (Pty) Ltd.
NKGM	New Kleinfontein Gold Mine (Pty) Ltd.
NKMC	New Kleinfontein Mining Company (Pty) Ltd.
NNR	National Nuclear Regulator.
NPV	Net present value.
Petrex	Petrex (Pty) Limited.
RC	Reverse Circulation Drilling.
RL	Reconnaissance licence (Namibia).
RoM	Run of Mine.
SACNASP	South African Council for Natural Scientific Professions.
SAMREC	South African Mineral Resources Committee.
SANAS	South African National Accreditation System.
SARM 53	South African Reference Material No. 53 – higher grade gold standard, certified gold value is 3,99 g/t.
SARS	South African Revenue Services.
SGS-L	SGS Lakefield Laboratories.
SHE	Safety Health and Environment.
SLP	Social and Labour Plan.
SMU	Smallest mining unit.
SNGM	Sub Nigel Gold Mine Limited.
SRK	SRK Consulting (South Africa) (Pty) Limited.
SRK Group	SRK Global Limited.
Sub Nigel	Sub Nigel Gold Mine.
TBW	Diamond drill bit size (hole of 59,5 mm, core of 45,2 mm diameter).
TDF	Tailings disposal facility.
TEP	Technical economic parameter.
TSX	Toronto Stock Exchange.
UCP	UC Prospect, a project adjoining Modder East.
UK9a	A gold-bearing quartz-pebble conglomerate reef of the Kimberley series (also referred to as the May Reef and the "A" Reef in the Free State Goldfield).
UK9c	A robust, large pebbled conglomerate reef about 15 m to 20 m below the UK9c.
Uranium One	Uranium One Incorporated.
WUL	Water Use Licence.
WULA	Water use licence application.

Units

AUD	Australian Dollars.
cm	a centimetre.
cmg/t	metal accumulation, from product of channel width (cm) and grade (g/t).
g	grammes.
Ga	a thousand million years before present.
g/t	grams per metric ton – metal concentration.
ha	a hectare.
kg	a thousand grams.
k g/t	kilogrammes per metric ton – metal concentration.
km	a kilometre.
km^2	a square kilometre.
koz	a thousand ounces.
kt	a thousand metric tons.
kt/month	thousand tons per month.
kV	thousand volts.
kW	thousand watts.
m	a metre.
mbs	metres below surface.
m^3	a cubic metre.
micrometre	a millionth of a metre, or a thousandth of a millimetre.
Moz	a million ounces.
Mt	a million metric tons.
oz	a fine troy ounce equalling 31,10348 grammes.
t	a metric ton, equalling 1 000 kg.
tm^{-3}	density measured as metric tons per cubic metre.
t/month	tons per month.
R, ZAR	South African Rand.
Rm	million Rand.
USD	United States Dollar.
°	degrees.
‘	minutes.
%	percentage.

AFLEASE – MINING/MINERAL RIGHTS STATUS

Property Name/No.	Property Area (ha)	Mineral Rights	Rights by Virtue of
Modder East Rights situated on farms: Klipfontein 70IR, Modder East 72IR, Cloverfield 75IR, Modderfontein 76IR and Welgedacht 74IR, Gauteng Region	3,989.2093 precious metal	5 930 unnumbered claims	Licences 2775 and 2781; Plan RMT No M112/87 together with RMT No M1/2001; and Deed of Transfer 29/2002 [1], [2], [3]
		Mining Authorization	Mining Licence ML 15/2004 valid to 29/04/2009 [1]
UC Prospecting (Tribute) Rights situated: Gedult 123IR, Gauteng Region	*Included in Modder East*	895 unnumbered precious metal claims	Licence 2737; Plan RMT No M25/82 together with RMT No M1/2001, and Deed of Transfer 29/2002 [1], [3], [4]
		Mining Authorization	Mining Licence ML 15/2004 valid to 29/04/09 [1]
Holfontein Project Rights situated: Holfontein 71IR	2,180.5241	All minerals except clay	Prospecting Right Protocol Number 139 (DME Reference GP 30/5/1/1/2 (**139**) PR) valid to 08/12/2010
New Kleinfontein and Turnbridge Kleinfontein 76IR, Benoni 77 IR and Rietfontein 115 IR	1,315.4880	Gold	Prospecting right namely DME ref GP30/5/1/1/2 (31) PR granted on 1 June 2006
Sub Nigel: Sub Nigel Area 1 – 3: Spaarwater 171IR, Droogebult 170IR [9], Deelkraal 203IR, Noycedale 191IR, Varkensfontein 169IR, Grootfontein 165IR	3,013.3142	Unnumbered precious metal claims Valid to 14/07/2038	Mining Right granted on 15 July 2008
Sub Nigel Area 4 – 5: Zonnestraal 163IR, Vlakfontein 161IR, Spaarwater 171IR (Portions 4-12)	2,643.3942	Gold	Prospecting Right Protocol Number 45(DME reference GP/30/5/1/1/2 (**45**) PR) valid to 27/10/2010
Sub Nigel Area 6: Portions of farms Withok 131IR, Vlakfontein 161IR, Tsakane 260IR, Spaarwater 171IR.Number 142	3,860.5435	Gold	Prospecting Right Protocol (DME reference GP/30/1/1/2 (**142**) PR) valid to 09/02/2011
Ventersburg Project: Ventersburg Mineral Area:	11,488.0660	Gold	Prospecting right application submitted in 09/2004, accepted 10/2004 (DME reference FS 30/5/1/1 (**24**) PR) (granted subject to BEE compliance) Valid to 14/11/2011 Reg in MTO pending
Ventersburg 2	2,842.0614	Gold	Prospecting right DME Ref: FS 30/5/1/1/2 (477) PR Valid to 1 November 2012 MTO Reg under 235/2008
Bothaville	8,514.1025	Gold	Prospecting permit DME Ref FS 30/5/1/1/2 (482) PR
Etendeka Project EPL situated: Kamanjab district, Namibia	65.685	Base and rare metals. precious metals and precious stones	Exclusive Prospecting Licence EPL 3377 (Reference 14/2/1/4/2/3377) Valid to 12/12/2008
Tulo Project Niassa Province, Mozambique	21.760	Gold	Mining Concession No. 557C valid to 25/08/2031

Notes to Table of Mineral/Mining Right Status:

(1) A survey plan forms part of the various licences, deed of transfer or mining licence/authorization.

(2) Aflease advised that to the best of its knowledge, the State is not the common law mineral rights holder and accordingly the State royalty is not payable (section 47(1) of the Act).

(3) Aflease advised that there are no surface right permits granted over the Modder East Rights that may affect its right to mine.

(4) Grootvlei Proprietary Mines Limited has the right to mine for a period of 21 months from 27 January 2004 a specific section (Grootvlei contract area) of the UC Prospecting Tribute area.

(5) NKGC is obliged in terms of the Deed of Transfer to pay Gencor SA Limited 1% of the full proceeds accruing to NKGC from any exploitation or disposal of all production derived from the working of the Turnbridge Section Rights for the LoM. This does not impact on the cash flow projections for Modder East.

(6) The Deed of Transfer places various obligations on NKGC with regard to rehabilitation of the property and imposes provisions in terms of which NKGC indemnifies Gencor SA Limited against any claims which may be made against Gencor and which may relate to the activities of NKGC. The legal due-diligence report did not provide any detail as to the possible quantum of these obligations and provisions.

(7) NKGM being the holder of the mining right (by virtue of NKGC's written consent to mine) and holder of mining authorization ML25/2002 qualifies as the holder of an old-order mining right and will accordingly be a competent applicant for the conversion of its old-order mining right to the new form of mining right as contemplated by the MPRDA.

(8) As ML25/2002 also covers the New Kleinfontein Rights, and in the absence of the underlying documentation concerning the mining/mineral rights, the legal due-diligence report assumed that the mining licence was correctly issued and the underlying mineral and mining rights are valid.

(9) There is a 235 ha piece of ground within Droogebult where SNGM have rights only to the Nigel Reef. The rights to the Kimberley Reefs are held by Grootvlei Gold Mining Limited.

LIST OF REFERENCES

Aflease Gold – Modder East Gold Project – Feasibility Study – dated May 2006 – Study Number M 8018 and compiled by Bateman – Western Australia.

Aflease Gold Ltd – Modder East Gold Project – Bankable Feasibility Study, dated 19 May 2006, Report Number 29938-01 and compiled by Turgis Consulting (Pty) Ltd.

Life-of-Mine Production Schedule – Modder East Financial 3 year.

Long-Term Model – Annual and Monthly as compiled by Mr Jaco Grobler.

Mineral Development Services Ltd ("MDS") – Modder East Gold Project Feasibility Study – Reference Number M1033 dated April 2007.

Camden-Smith, P and Muller, C (2006). Final 2005 Mineral Resource Summary Statement for Modder East Project, prepared for Aflease, 5 January 2006.

Cavey, G and Penner, D F (2002). Geological Report on the Tevrede Project for Boulder Mining Corporation, Namibia, Southern Africa, 27 June 2002. Filed on SEDAR of Toronto Stock Exchange.

Heyl, D and Pooley, A D (2006). Second Addendum to the Modder East Mine Study Reserve Tonnage Update February 2006, prepared for Aflease Ltd, Report 29935ME05, Turgis Consulting (Pty) Ltd, 2 February 2006.

Labuschagne, A N (2003). Ventersburg Project, February 2003.

MDM (2004a). Sub Nigel Ventersburg Project – Scoping Study, prepared on behalf of Sub Nigel Mining Company Limited, Report Ref 0628/3/RvZ/cc, MDM Ferroman (Pty) Ltd, June 2004.

MDM (2004b). Sub Nigel East Rand Project – Scoping Study, prepared on behalf of Sub Nigel Mining Company Limited, Report Ref 0648/3/RvZ/cc, MDM Ferroman (Pty) Ltd, June 2004.

Pooley, A D (2006). Modder East Gold Project – Bankable Feasibility Study, prepared for Aflease Limited, Report 29938-01, Turgis Consulting (Pty) Ltd, 19 May 2006.

Robertson, M and Harley, M (2004). Qualifying Report and Valuation of Exploration Properties in North-Central and Northwestern Namibia held by Bafex Exploration (Pty) Ltd, prepared for Helio Capital Corporation, Vancouver Canada. SRK Report 332192/BAFEX43-101_310304, March 2004. Filed on SEDAR of Toronto Stock Exchange.

Schwab, N (2006). Exploration budgets and programmes for Aflease for 2006 to 2008.

sxr Uranium One (2006). News Release of interim results for Aflease. 24 March 2005. Filed on SEDAR of Toronto Stock Exchange.

Veldsman, H G (2003). Gold Resources of the Sub Nigel Mining Area, East Rand Goldfield South Africa, July 2003.

Veldsman, H G (2005). Extracts from a draft report in preparation, recommending acquiring EPL3377, 17 March 2005.

Wilson, R B, Kotze, B and Pooley, A D (2004). Modder East Underground Mine Study, prepared for The Afrikander Leases Ltd, Report 29719ME01, Turgis Consulting (Pty) Ltd, January 2004.

Wilson, R B, Kotze, B and Pooley, A D (2005). Addendum to the Modder East Mine Study Reserve Tonnage Update March 2005, prepared for Aflease & Uranium Resources Ltd, Report 29719ME02, Turgis Consulting (Pty) Ltd, March 2005.

SALES COMPARISON APPROACH

Table A3.1 provides details of recent transactions in the gold industry, which are used to determine the transaction price per Mineral-Resource ounce for the sales-comparison technical review approach.

Table A3.1: Sales Comparison Sample

No.	Date Announced	Project/Operation	Primary Metal	Percent Acquired	Status	Price Paid (USDm)	Region	Stage	Resource Confidence	Contained Metal (Moz)
1	2008/07	Comaplex Minerals Corp	Au	14.50%	In Progress	46.50	Canada	Scoping Study	Indicated and Inferred	2.68
2	2008/07	Yangshan	Au	60.00%	Completed	317.90	China	No Study	No Classification	2.92
3	2008/07	Petaquilla Copper Ltd	Au	100.00%	In Progress	316.60	Panama	Pre-production	Measured, Indicated and Inferred	0.96
4	2008/07	Martabe	Au	10.00%	Completed	66.50	Indonesia	Pre-production	Indicated and Inferred	5.19
6	2008/06	Indophil Resources Nl	Au	100.00%	In Progress	515.00	Phillipines	Pre-Feasibility Study	Measured, Indicated and Inferred	6.07
7	2008/06	Mina Isidora	Au	100.00%	Completed	25.00	Venezuela	Production	Measured, Indicated and Inferred	0.45
8	2008/06	Polymetal Mnpo	Au	68.00%	Completed	2,040.00	Russia	Pre-production	Measured, Indicated and Inferred	7.18
9	2008/06	Guanaco	Au	49.00%	Completed	27.00	Chile	Pre-Feasibility Study	Measured, Indicated and Inferred	0.50
10	2008/05	Bellamel Mining Ltd	Au	100.00%	In Progress	22.70	Australia	Production	Measured, Indicated and Inferred	1.71
11	2008/05	Niblack Mining Corp	Au	100.00%	In Progress	13.60	USA	Exploration	No Classification	0.25
12	2008/05	Sino Gold Mining Ltd	Au	4.40%	In Progress	65.30	China	Production	Measured, Indicated and Inferred	8.01
13	2008/05	Cibaliung	Au	71.80%	Terminated	35.00	Indonesia	Pre-production	Measured, Indicated and Inferred	0.44
14	2008/05	La Arena	Au	100.00%	In Progress	47.60	Peru	Pre-Feasibility Study	Measured, Indicated and Inferred	1.98
15	2008/04	Harmony Gold Mining's PNG assets	Au	30.01%	In Progress	225.00	Papau New Guinea	Pre-production	Measured, Indicated and Inferred	12.90
16	2008/04	Frontier Pacific Mining Corp	Au	100.00%	Completed	147.00	Greece	Feasibility Study	Indicated and Inferred	1.39
17	2008/04	Lake Shore Gold Corp	Au	15.10%	Completed	78.50	Canada	Pre-Feasibility Study	Measured, Indicated and Inferred	1.14
18	2008/04	Jinshan Gold Mines Inc	Au	42.00%	Completed	213.80	China	Production	Measured, Indicated and Inferred	7.24
19	2008/04	Minjar	Au	100.00%	In Progress	10.20	Australia	Pre-Production	Indicated and Inferred	0.41
20	2008/03	Metallica Resources Inc	Au	100.00%	Completed	772.00	USA, Canada	Pre-Production	Measured, Indicated and Inferred	4.64
21	2008/03	Peak Gold Ltd	Au	100.00%	Completed	639.00	USA, Canada	Production	Measured, Indicated and Inferred	3.64
22	2008/03	Allied Gold Ltd	Au	4.70%	In Progress	13.80	Papau New Guinea	Production	Measured, Indicated and Inferred	2.27
23	2008/03	Hammond Reef	Au	40.00%	In Progress	12.00	Canada	Exploration	No Classification	2.53
24	2008/03	Tabakoto	Au	80.00%	Completed	20.00	Mali	Production	Measured, Indicated and Inferred	2.74
25	2008/03	Equigold Nl	Au	100.00%	Completed	741.60	Australia	Production	Measured, Indicated and Inferred	3.13
26	2008/03	Redemption	Au	50.00%	Completed	27.70	Australia	Feasibility Study	Measured, Indicated and Inferred	1.64
27	2008/02	Baomahun Gold	Au	40.00%	In Progress	21.80	Sierra Leone	Exploration	Indicated and Inferred	1.26
28	2008/02	Cortez	Au	40.00%	Completed	1,695.00	USA	Production	Measured, Indicated and Inferred	17.97
29	2008/02	Lake Shore Gold Corp	Au	19.99%	Completed	63.50	Canada	Pre-Feasibility Study	Measured, Indicated and Inferred	1.14
30	2008/02	Northern Dynasty Minerals Ltd	Au	9.10%	Completed	85.00	USA	Pre-Feasibility Study	Measured, Indicated and Inferred	31.56
31	2008/01	Birim Goldfields Inc	Au	100.00%	Completed	25.60	Ghana, Burkina Faso	Exploration	Indicated and Inferred	0.21
32	2008/01	Golden Cycle Gold Corp	Au	100.00%	Completed	149.00	USA	Production	Measured, Indicated and Inferred	3.68

MINERAL AND SURFACE RIGHTS

Details on the BMA group's and Aflease group's mineral and surface rights at the last practicable date are set out below:

BMA GROUP

Mining lease status summary

ML number	ML name	Expires	Area	THO
70316	Twin Hills	31 December 2019	731.1 ha	100%

Permit No.	Name	Status	Expires	THO	sb's	Area sq km	Bond
8693	Twin Hills	Granted	5 Mar 09	100%	16	51	$10,000
12012	Willesby	Granted	5 Apr 09	100%	75	31.8	$2,500
4459	Dingo Range	Granted	22 Oct 09	100%	6	19.1	$3,000
14585	Frankfield	Granted	06 Apr 09	100%	13	41.3	$2,500

AFLEASE GROUP

All the mineral rights held by the Aflease group, save for the Modder East mining licence and Etendeka EPL, are new order mining rights as contemplated in the MPRDA.

Holder	Project	Type	DME Reference	Registration Number	Date Granted	Period of Right	Hectares
Aflease Gold	Sub Nigel 1	ML	GP (28) MR	Pending	15 July 2008	30 years	3013,3142
Aflease Gold	Sub Nigel 4 & 5	PR	GP (45) PR	50/2006 PR	28 October 2005	5 years	2643,3942
Aflease Gold	Sub Nigel 6	PR	GP (142) PR	236/2006 PR	1 June 2006	5 years	3860,5435
Aflease Gold	Sub Nigel 8	PR	GP(260) PR	Pending	29 May 2007	5 years	6540,7174
Aflease Gold	Ventersburg 1	PR	FS (24) PR	Pending	15 November 2006	5 years	9757,8000
Aflease Gold	Ventersburg 2	PR	FS (477) PR	MPT 235/2008	16 April 2008	5 years	2842.0614
Aflease Gold	Bothaville	PR	FS (482) PR	Pending	16 April 2008	5 years	8514,1025
NKGM	Turnbridge	PR	GP (31) PR	361/2006 PR	1 June 2006	5 years	1315,4880
NKGM	Holfontein	PR	GP (139) PR	239/2006 PR	1 June 2006	5 years	2180,5
NKGM	Modder East	ML	ML 15/2004	N/A	30 April 2004	5 years	3263,7643
NKGM	Modder East	MP	GP (98) MP	N/A	10 April 2008	2 years	1,5
Etendeka	Etendeka	EPL	EPL 3377	N/A	13 December 2005	3 years	65685
Noble Trade	Tulo	MC	557C	557C	28 March 2006	28 years	21760

Notes:

MC – Mining Concession

ML – Mining Licence

PR – Prospecting Permit

MP – Mining Permit

EPL – Exclusive Prospecting Licence

GP – Gauteng Province

FS – Free State Province

NKGM – New Kleinfontein Goldmine

Surface Right Permits

Project	Permit No.	Date Registered	R.M.T. No.	Purpose
Sub Nigel 1	62/88	20 June 1988	O 103/88	Reduction Works with fencing
Sub Nigel 1	112/88	22 September 1988	O 18/88	Shaft equipment with fencing
Sub Nigel 1	428/89	27 October 1989	O 17/88	Offices with fencing

MATERIAL CONTRACTS

Type of Agreement	Contracting Parties	Signature Date	Nature of Agreement
Aflease/BEE	Aflease Gold Limited/ Micawber 400 (Pty) Ltd/ New Kleinfontein Goldmine (Pty) Ltd	4 September 2006	Sale of Undivided Share of Business Agreement (East Rand Assets)
Aflease/BEE	Aflease Gold Limited/ Micawber 400 (Pty) Ltd/ New Kleinfontein Goldmine (Pty) Ltd	4 September 2006	Joint Venture Agreement (East Rand Assets)
Aflease/BEE	Aflease Gold Limited/ Micawber 472 (Pty) Ltd	4 September 2006	Sale of Undivided Share of Business Agreement (Free State Assets)
Aflease/BEE	Aflease Gold Limited/ Micawber 472 (Pty) Ltd	4 September 2006	Joint Venture Agreement (Free State Assets)
Sale and Assignment Deed	Twin Hills Operations Pty Limited/ Plutonic Operations Limited	9 August 2002	Royalty agreement and call option
Native Title Agreement	BMA/Native Title Parties (Jangga people)	24 May 2003	Terms and conditions of use of indigenous land under mining lease
Mining lease	Twin Hills Operations Pty Limited/ Queensland Government (Natural Resources and Mines)	17 December 2004	Grant of right to conduct mining operations and related conditions
Acquisition	Aflease and Trinity	25 November 2008	Acquisition of Randgold shares

BMA SUBSIDIARIES

The following table sets out the subsidiaries of BMA, after implementation of the scheme:

Company	Date and place of incorporation	Main object and purpose	Capital	Percentage held
Twin Hills Operations Pty Limited	14/07/1994 Australia	Mining and exploration and all activities related thereto	AUD510	100
Australian Silicon Operations Pty Limited	05/01/2000 Australia	Dormant company	AUD10	100
Aflease Gold Limited	18/06/1984 South Africa	Mining and exploration and all activities related thereto	R1,011,750,000 1,775,000,000 ordinary par shares of R0,57 each	100
Entendeka Prospecting and Mining Company (Pty) Ltd	11/04/2003 Namibia	Investment and all related activities	N$4,000 (Namibian Dollars) 4000 ordinary par shares of N$1 each	100
New Kleinfontein Mining Company Ltd	04/03/1996 South Africa	To operate as an investment company as principal	200,000,000 ordinary shares of R0.01 each	100
New Kleinfontein Goldmine (Pty) Ltd	20/04/1998 South Africa	To engage in various investments as principal	R1,000 1,000 ordinary par shares of R1.00 each	100
New Kleinfontein Gold Claims (Pty) Ltd	09/09/1992 South Africa	The business of an investment company	R1000 1000 ordinary par shares of R1.00 each	100
Noble Trade and Commerce Limitada	16/02/2006 Mozambique	Mining and exploration and all activities related thereto	20,000 meticals	100

EXTRACTS FROM THE CONSTITUTION OF BMA

The extracts that follow reflect the existing provisions of the current constitution of BMA. However, in order to ensure that the BMA constitution complies with the Listing Requirements of the JSE and that the constitution is generally up to date with market practice and terminology changes, BMA will propose that a new constitution be adopted at the meeting of BMA shareholders to be held on 19 January 2009 prior to the scheme meeting to be held on 21 January 2009. The new BMA constitution will comply with both the requirements of the JSE and ASX, consistent with the company's status as a dual primary listed entity.

DIRECTORS

The Company must have at least 3 Directors and no more than 10 Directors. The Board may at any time appoint any person to be an additional Director except during a general meeting. Any Director so appointed automatically retires at the next annual general meeting and is eligible for re-election by that general meeting. The Company may appoint Directors by ordinary resolution at a general meeting.

PROCEDURE FOR APPOINTMENT

The Company in general meeting cannot validly appoint a person as a Director unless: (a) the person retires in accordance with the constitution and seeks re-election; (b) the Board recommends the appointment or (c) at least 30 business days before the relevant general meeting the Company receives a nomination of the person by a member (who may be the person); and a consent to act as a Director signed by the person, at its registered office.

RETIREMENT

At each annual general meeting, one third (or the whole number nearest to one third) of the Directors who are not: (a) appointed by the Board and required to retire; (b) the Managing Director or (c) Directors only because they are alternate Directors must retire from office and are eligible for re-election. In addition, any Director who would, if that Director remained in office until the next annual general meeting, have held office for more than three years, must retire from office and is eligible for re-election.

CESSATION OF APPOINTMENT

The office of Director automatically becomes vacant if the Director: (a) becomes an insolvent under administration; (b) is not permitted by the Corporations Act 2001 (or an order made under it) to be a director; (c) becomes of unsound mind or physically or mentally incapable of performing the functions of that office; (d) fails to attend board meetings (either personally or by alternate) for a continuous period of three months without leave of absence from the board; (e) resigns by notice in writing to the Company; (f) is removed from office in accordance with the Constitution by the Company by ordinary resolution or by members holding a majority of the issued shares of the Company conferring the right to vote, by writing delivered to the Company or (g) ceases to qualify as a Director in accordance with the Constitution.

REMUNERATION AND EXPENSES

Subject to any contract with the Company and to the Listing Rules, the Board may fix the remuneration of each executive Director. If a Director, at the request of the Board and for the purposes of the Company, performs extra services or makes special exertions, the Company may pay that Director a fixed sum set by the Board, in addition to the remuneration to which the Director is otherwise entitled.

Directors other than executive Directors and alternate Directors are entitled to be paid remuneration which does not in any year exceed in aggregate the amount last fixed by ordinary resolution of the Company. This remuneration is to be allocated amongst those Directors on an equal basis having regard to the proportion of the relevant year for which each Director held office, or as otherwise decided by the Board.

The Company must pay a Director (in addition to any remuneration) all reasonable expenses (including travelling and accommodation expenses) incurred by the Director: (a) in attending Company, board or board committee meetings; (b) on the business of the Company or (c) in carrying out duties as a Director.

POWERS AND DUTIES OF DIRECTORS

Management of the Company

Except as otherwise required by the Corporations Act 2001, any other applicable law, the Listing Rules or the constitution, the Board has power to manage the business of the Company; and subject to restrictions on the sale or disposal of the main undertaking of the Company (see below), may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the members. The Board must not sell or dispose of the main undertaking of the Company unless the decision is ratified by the Company in general meeting.

Borrowings

The Board's power to manage the business of the Company includes the power to exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

Delegation of board powers

The Board may delegate any of their powers to a committee consisting of at least 1 Director (which may also include people who are not Directors); or to an attorney and may revoke a delegation previously made. A delegation of powers may be made for a specified period or without specifying a period; and on the terms (including power to further delegate) and subject to any restrictions the Board decides. Power exercised in accordance with a delegation of the Directors is treated as exercised by the Board.

Cheques, etc.

The Board must decide the manner in which negotiable instruments can be executed, accepted or endorsed for and on behalf of the Company. The Company may execute, accept, or endorse negotiable instruments only in the manner for the time being decided by the Board.

PROCEEDING OF DIRECTORS

Unless the Board decides otherwise, the quorum for a meeting of the Board is two Directors and a quorum must be present for the whole meeting.

A resolution of the Board must be passed by a majority of votes cast by Directors entitled to vote on the resolution. In case of any equality of votes, if: (a) only two Directors are entitled to vote or (b) the chairman of the meeting it not entitled to vote, the matter is decided in the negative, otherwise the chairman has a second or casting vote.

The Board may elect a Director to chair its meetings and may determine the period for which he is to hold office.

If all the Directors entitled to receive notice of a Board meeting and to vote on a resolution sign a document containing a statement that they are in favour of the resolutions set out in the document, a resolution in those terms is treated as having been passed at a Board meeting at the time when the last Director signs.

MANAGING DIRECTOR

Appointment

The Board may appoint one or more of their number to be a managing Director either for a specified term (but not for life) or without specifying a term.

The managing Director is not required to retire by rotation under the constitution but (subject to any contract between the Company and the managing Director) is otherwise subject to the same rules regarding resignation, removal and retirement from office as the other Directors.

The appointment of a managing Director terminates if: (a) the managing Director ceases for any reason to be a Director or (b) the Board removes the managing Director from that office (which it has power to do), whether or not the appointment was expressed to be for a specified term.

Powers

The Board may delegate any of the powers of the Board to a managing Director: (a) on the terms and subject to any restrictions the Board decides and (b) so as to be concurrent with, or to the exclusion of, the powers of the Board, and may revoke the delegation at any time.

SALIENT FEATURES OF THE AMENDMENTS REQUIRED TO BMA'S CONSTITUTION

The Constitution of BMA is to be amended as follows to comply with the JSE Listings Requirements:

1. adding to the preference terms that no further shares ranking in priority to, or *pari passu* with existing preference shares shall be issued without the consent of 75 percent of the existing shareholders;
2. providing that all further issues of securities shall be offered *pro rata* to existing shareholders and that a general meeting may authorise the directors to issue unissued securities;
3. inserting that share certificates shall be issued in accordance with section 94 of the Companies Act, 61 of 1973;
4. inserting that directors may not create any differences in rights relating to the holders of the same class of shares in respect of the payment of calls;
5. allowing for payment of calls at the branch office in South Africa;
6. deleting all references to the company's power to claim a lien on securities;
7. deleting any provision restricting the transfer of securities;
8. adding that even after giving and lodging a notice revoking a power of attorney, the company may still give effect to any instruments of transfer signed under an authority to sign and certified by any office of the company as being in order;
9. adding that the company may not pay a commission exceeding 10 percent to any person subscribing for shares;
10. allowing for increases of capital, cancellation of shares, payment to shareholders, conversion of securities into no par value and *vice versa* and conversion of securities of any class into securities of any other class;
11. inserting that capital shall not be repaid upon the basis that it may be called up again;
12. providing for notice of annual general meetings to be given at least 30 (thirty) days if sent by surface mail and at least 21 (twenty-one) days if sent by air mail from a branch office in the South Africa or from the registered office;
13. allowing for notices of meetings to be sent to the JSE at the same time as notices are sent to shareholders;
14. including the power to sanction or declare dividends as business of a general meeting;
15. increasing the quorum at a general meeting to at least three members entitled to attend and vote;
16. allowing for depositing of proxies at the branch office in South Africa;
17. increasing the number of directors to four;
18. disallowing directors to act in emergencies when the number of directors fall below four;
19. providing that remuneration of directors employed in any other capacity must be determined by a disinterested quorum of directors;
20. providing that payment of expenses necessarily incurred by a director be determined by a disinterested quorum of directors;
21. extending the period to be allowed before the date of an annual general meeting for the nomination of a new director to provide adequate time for nominations to reach the company's office from South Africa;

22. removing a provision that, when there is an equal number of votes for and against a resolution and the chairman does not have a casting vote, the matter is decided in the negative;
23. providing for the signature of counterpart resolutions to be inserted in the minute books;
24. allowing the company in general meeting to declare a dividend, however subject to such dividend not being larger than as declared/recommended by the directors;
25. allowing that dividends that remain unclaimed for three years become the property of the company and that any other monies due to shareholders must be held in trust until claimed;
26. providing that annual financial statements must be sent at least 30 (thirty) days before the annual general meeting if sent by surface mail or 21 (twenty-one) days if sent by airmail from a branch office in South Africa or from the registered office; and
27. providing that all notices of meetings must also be announced through SENS.

SALIENT FEATURES OF THE AMENDMENTS REQUIRED TO THE CONSTITUTIONS OF BMA'S SUBSIDIARIES

1. The constitution of Twin Hills is to be amended as follows to comply with the JSE Listings Requirements:

   1.1 providing that all unissued shares shall be offered on a *pro rata* basis to existing shareholders;

   1.2 deleting provisions that allow the directors and the company to issue shares to create differences in rights in the same class of shares in respect of payment of calls;

   1.3 deleting provisions that allow the company to claim a lien on securities;

   1.4 providing that any instrument of transfer signed under an authority and certified as being correct shall be effective, notwithstanding that a notice revoking such authority has been lodged at the company's transfer office;

   1.5 allowing the company in a general meeting to authorise directors to dispose of new shares as they deem fit;

   1.6 granting powers to the directors to raise, borrow or secure the payment of any sum or sums of money, provided that such monies raised, borrowed or secured shall not exceed the amount authorised by its listed holding company;

   1.7 providing that a director employed in any other capacity in the company (or in a controlled or subsidiary company) shall have his/her appointment and remuneration determined by a disinterested quorum of directors;

   1.8 allowing sufficient time prior to an annual general meeting for nominations of new directors to reach the company's office from any part in Australia;

   1.9 providing that the company in general meeting or the directors may declare dividends, however, the company in general meeting cannot declare a larger dividend than declared by the directors;

   1.10 providing that dividends that remain unclaimed for three years may become the property of the company and that monies other that dividends must be held in trust until lawfully claimed;

   1.11 providing that the directors may retain any dividend or bonus over which the company has a lien and that any such dividend or bonus may be deducted from sums of money that may be due on calls; and

   1.12 providing that all notices of meetings be announced through SENS.

2. The constitution of Australian Silicon Operations is to be amended as follows to comply with the JSE Listings Requirements.

   2.1 providing that all unissued shares shall be offered on a *pro rata* basis to existing shareholders;

   2.2 deleting provisions that allow the directors and the company to issue shares to create any differences in rights in the same class of shares in respect of the payment of calls;

   2.3 deleting provisions that allow the company to claim a lien on securities;

   2.4 providing that any instrument of transfer signed under an authority to sign and certified as being correct shall be effective, notwithstanding that a notice revoking such authority has been lodged at the company's transfer office;

   2.5 allowing the company in general meeting to authorise the directors to dispose of new shares as they deem fit;

   2.6 granting powers to the directors to raise, borrow or secure the payment of any sum or sums of money, provided that such sums of money raised, borrowed or secured shall not exceed the amount authorised by its listed holding company;

2.7 providing that the appointment of a director to fill a casual vacancy or as an additional director must be confirmed at the next annual general meeting;

2.8 providing that a director employed in any other capacity in the company (or in a controlled or subsidiary company) shall have his/her appointment and remuneration determined by a disinterested quorum of directors;

2.9 allowing sufficient time after receipt of notice of an annual general meeting for nominations of new directors to reach the company's office from any part in Australia;

2.10 providing that a counterpart and round robin resolution may be signed by the directors which resolution shall be valid and effective as if passed at a meeting of directors;

2.11 providing that the company in general meeting may not declare a larger dividend than that declared by the directors;

2.12 providing that dividends that remain unclaimed for three years may become the property of the company and that monies other than dividends must be held in trust until lawfully claimed; and

2.13 providing that all notices of meeting be announced through SENS.

OTHER DIRECTORSHIPS OR PARTNERSHIPS HELD BY THE BMA DIRECTORS

The table below sets out all the companies and partnerships of which the individuals proposed to be directors of BMA after implementation of the scheme have been a director or partner in the previous 5 years excluding the subsidiaries of a company of which the person is also a director.

Director	Company/Title	Nature of business	Currently a director or partner (as applicable)
Neal Froneman	Uranium One	Exploration and mining	No
	Rietkuil Mining (Pty) Ltd	Exploration and mining	No
	Aflease Plant (Pty) Ltd	Exploration and mining	No
	The Afrikander Lease Ltd	Exploration and mining	No
	Stilfontein Gold Mining Co. Ltd	Exploration and mining	No
Mark Wheatley	Southern Cross Resources (CEO September 2003 – May 2004) (Chairman and CEO June 2004 – December 2005)	Exploration, development and mining	No
	SXR Uranium One (now Uranium One) (Non-executive director January 2006 – present)	Uranium exploration, development and mining	Yes
	St Barbara Ltd (Non-executive director November 2003 – August 2006)	Gold exploration, development and mining	No
Christopher Chadwick	N/A	N/A	N/A
Ken Winters	N/A	N/A	N/A
Ken Dicks	Uranium Resources Ltd	Exploration and mining	No
	Harmony Gold Mining Company Ltd	Exploration and mining	Yes
Barry Davison	Lehotsa Holdings (Pty) Ltd	Real estate	Yes
	Lehotsa Investment Company (Pty) Ltd	Financial intermediation	Yes
	Lehotsa Logiproc Projects (Pty) Ltd	Business activities	Yes
	Lehotsa Mining Resources (Pty) Ltd	Mining and exploration	Yes
	Micawber Thirty Five (Pty) Ltd	Financial intermediation	Yes
	PMT Precious Metals Trading AG (Incorporated in Switzerland)	Precious metals	Yes

CORPORATE GOVERNANCE STATEMENT

The following are Corporate Governance Policies and Procedures adopted by the BMA board. In addition, the BMA board has passed a resolution to adopt Corporate Governance Policies and Procedures published by the JSE Listings Requirements with effect from the date on which the company is admitted to the main board of the JSE.

Corporate governance

The board has adopted Corporate Governance Policies and Procedures that provide a foundation for good management and oversight, promotion of ethical and responsible decision making, safeguarding integrity in financial reporting, timely and balanced disclosure, respect for the rights of shareholders, management of risk, promotion of performance and remuneration. The Corporate Governance Police largely conforms to the ASX guidelines.

The board of directors of BMA is responsible for setting the strategic direction, establishing the policies and overseeing the financial position of the Company, and for monitoring its business and affairs on behalf of the shareholders. The responsibility for the day to day operational and administration of the Company is delegated by the board to the managing director.

The BMA Board is presently comprised of three members of whom one is the Non-executive Chairman, and two are Executive Directors.

Due to the small size of the Board and the current stage of development of the Company, the board as a whole deals with matters that would normally be delegated to committees, such as the audit, remuneration, occupational health and safety, and nominations committees.

Directors of BMA must disclose to the board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of a director and the interests of any other parties in carrying out the activities of the Company. A director affected by a conflict of interest, must, in accordance with the Corporations Act, absent himself from discussion and/or voting on matters about which the conflict relates.

The Board has adopted a Code of Conduct which applies throughout the Company. The policy adopted includes restrictions in trading in the Company's securities by potential insiders, including directors. The share trading policy restricts the purchase and sale of Company securities by directors and employees in the two week period immediately following the release of the Company half-yearly and final results or at such other time as approved by the Chairman (or Secretary in the case of employees). Dealing in Company securities is specifically prohibited in the two week period prior to the market release of price sensitive information and for short term speculation.

The Managing Director has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements of the Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, media and the public. All information disclosed on the ASX is posted on the Company's website as soon as the ASX has confirmed receipt of the information.

The Company will be managed in a way which recognises obligations to a wide range of stakeholders other than its employees, contractors and shareholders. The Company will strive to earn and retain the respect of the communities in which it operates.

SALIENT FEATURES OF THE JSE CORPORATE GOVERNANCE PROVISIONS ADOPTED BY BMA DIRECTORS

1. The Company shall comply with the corporate governance principles contained in the King Report on Corporate Governance ("**King**"). These principles include the main recommendations contained in King, as listed below in this annexure 16.

   The directors of BMA have adopted the corporate governance provisions prescribed in the JSE Listing Requirements with effect from the date on which the company is admitted to the main board of the JSE as Gold One International Limited. The salient features of the JSE corporate governance provisions adopted by BMA directors are:

   1.1 there must be a policy detailing the procedures for appointments to the board. Such appointments must be formal and transparent, and a matter for the board as a whole, assisted where appropriate by a nomination committee. The nomination committee must constitute only non-executive directors, of whom the majority must be independent and should be chaired by the board chairperson;

   1.2 there must be a policy evidencing a clear division of responsibilities at board level to ensure a balance of power and authority, such that that no one individual has unfettered powers of decision-making;

   1.3 the chief executive officer must not also hold the position of chairperson;

   1.4 the board must appoint an audit committee and remuneration committee and, if required given the nature of their business and composition of the board, a risk committee and nomination committee. The composition of such committees, a brief description of their mandates, the number of meetings held and other relevant information must be disclosed in the annual report;

   1.5 a brief CV of each director standing for election or re-election at the annual general meeting should accompany the notice of annual general meeting contained in the annual report;

   1.6 the capacity of each director must be categorised as executive, non-executive or independent, using the guidelines set out in King to determine which category is most applicable to each director;

   1.7 the audit committee must set the principles for recommending the use of the external auditors for non-audit services;

   1.8 the board must appoint a company secretary for the company, who will (*inter alia*) guide the board on its duties and responsibilities and how to discharge those duties and responsibilities in a proper manner in the interest of the company;

   1.9 the board must formulate and implement a code of ethics and social responsibility for the Company that enshrines the principles set out in King;

   1.10 the board must create and implement the necessary compliance structures and mechanisms to ensure compliance by the company with the principles stated in this annexure 16;

   1.11 the board shall ensure that the annual financial statements of the company contain a narrative statement of how the company has applied the principles set out in King during the year reported on, providing explanations that enable shareholders to evaluate how those principles have been applied and a statement addressing the extent of the company's compliance with King, the reasons for any non-compliance, why and for what period non-compliance has occurred and specifying that compliance (where it has occurred) continued during the whole accounting period.

TRADING HISTORY OF BMA SHARES ON THE ASX

The table below sets the high, low and closing price and the aggregate volumes of the BMA ordinary shares traded on the ASX for the following periods:

	High AUD	Low AUD	Close AUDm	Volume AUDm	Value
Daily					
4 December 2008	0.011	0.010	0.010	3.102	0.032
3 December 2008	0.011	0.011	0.011	0.485	0.005
2 December 2008	0.012	0.011	0.012	1.503	0.017
1 December 2008	0.012	0.011	0.012	1.647	0.019
28 November 2008	0.015	0.012	0.012	3.667	0.046
27 November 2008	0.016	0.013	0.015	4.666	0.068
26 November 2008	0.015	0.010	0.013	5.322	0.068
25 November 2008	0.018	0.011	0.015	8.746	0.122
24 November 2008	0.011	0.009	0.009	8.599	0.083
21 November 2008	0.010	0.007	0.008	6.732	0.057
20 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
19 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
18 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
17 November 2008	0.005	0.005	0.005	0.600	0.003
14 November 2008	0.005	0.005	0.005	0.500	0.003
13 November 2008	0.005	0.005	0.005	1.218	0.006
12 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
11 November 2008	0.006	0.005	0.006	0.654	0.003
10 November 2008	0.006	0.005	0.006	0.449	0.003
7 November 2008	0.006	0.005	0.006	2.040	0.010
6 November 2008	0.006	0.006	0.006	0.000	0.000
5 November 2008	0.005	0.005	0.005	0.092	0.000
4 November 2008	0.005	0.005	0.005	0.810	0.004
Monthly					
November 2008	0.018	0.005	0.012	48.457	0.499
October 2008	0.011	0.005	0.005	21.001	0.141
September 2008	0.012	0.006	0.010	38.540	0.298
August 2008	0.016	0.007	0.008	39.485	0.423
July 2008	0.019	0.014	0.015	23.067	0.376
June 2008	0.022	0.013	0.013	28.414	0.460
May 2008	0.027	0.016	0.019	42.942	0.923
April 2008	0.020	0.016	0.016	18.843	0.346
March 2008	0.030	0.019	0.021	25.131	0.594
February 2008	0.029	0.020	0.022	24.693	0.603
January 2008	0.052	0.026	0.028	150.941	6.241
December 2007	0.060	0.029	0.035	488.862	21.784
Quarterly					
December 2007	0.060	0.029	0.035	488.862	21.784
September 2007	n.a.	n.a.	n.a.	n.a.	n.a.
June 2007	n.a.	n.a.	n.a.	n.a.	n.a.
March 2007	0.262	0.098	0.104	81.118	11.203
December 2006	0.311	0.217	0.252	51.004	13.033
September 2006	0.326	0.232	0.257	57.621	15.275
June 2006	0.454	0.232	0.306	91.254	32.120
March 2006	0.395	0.272	0.336	87.070	29.001

SUMMARY OF RIGHTS OF CONVERTIBLE BONDS

Background

On 13 December 2007, Aflease issued 600 (Six hundred) 8.5 percent convertible bonds at a nominal value of R1 million per bond. The bonds mature 5 years from the issue date at the redemption value of 109.6 percent of the nominal value unless converted into the Aflease's ordinary shares at the holder's option, at any time during the conversion period. All or some of the bonds can be converted at a fixed rate of 266,058 shares per bond. However in the circumstance that continuous production has not commenced by 31 March 2010 on the Modder East Mine, the conversion rate will be recalculated on the reset date using a formula based on the Aflease's share price at that date. The effective yield to maturity of the instrument is 10 percent.

At any time on or after 12 December 2009 Aflease may redeem all, but not some only, of the bonds for the time being outstanding at their accreted principal amount, which represents on the relevant date a gross yield to maturity identical to that applicable in the case of redemption on the Maturity date, together with interest accrued to the date fixed for redemption. This option is exercisable only if the market value of the ordinary shares has accreted by more than 150 percent of the conversion price (i.e. R4.1194 x 150% = R6.1791) and ignoring the possible reset.

In addition, Aflease has the option to redeem all the bonds, and not some only, at any time, at their accreted principal amount together with interest accrued to the date fixed for redemption, if 85 percent or more of the originally issued bonds have been exercised and/or purchased and cancelled.

The holder has the option to put the bond to Aflease at the accreted principal amount plus accrued interest on the third anniversary of the closing date.

Changes to the bonds

With the acquisition of Aflease by BMA, the intention is to substitute Aflease, the holders of the Aflease convertible bonds and BMA will have entered into agreements ("Replacement Bond Agreements") by the Business Day before the day of the scheme meeting providing for the surrender by such holders to BMA of all the Aflease convertible Bonds in consideration for the issue to them by BMA of the BMA convertible bonds subject to the following terms and conditions:

- the currency of the BMA convertible bonds will be USD, the conversion from the ZAR amounts of the Aflease convertible bonds to be at the prevailing exchange rate on the date of the meeting of the convertible bondholders;
- the price at which the BMA convertible bonds may be converted by the holders thereof into BMA ordinary shares, subject to the bond terms, will be 20 percent (twenty percent) lower than the conversion price stated in the Aflease convertible bonds; and
- save for the above, all other bond terms of the Aflease convertible bonds will remain unchanged in the BMA convertible bonds which will replace them.

THE BMA REPLACEMENT OPTION TERMS

1. THE OPTIONS

1.1 Granting of Options

1.1.1 The Board has, through the Trustees of the Aflease Scheme, granted to the Holders the Options in terms hereof.

1.1.2 No further Options will be granted in terms hereof.

1.2 Limitation on amount of Shares

1.2.1 Notwithstanding any other provision of these terms, unless otherwise determined by the Company in general meeting and subject to compliance with the Listing Rules, the aggregate maximum number of Shares that may be issued pursuant to the exercise of the Options granted on these terms, must not at any time:

(a) in respect of Options held by the Holder, exceed 124 250 000 Shares; and

(b) in respect of Options held by the Holder together with all other options granted on these terms to other persons in aggregate exceed 355 000 000 Shares.

1.2.2 In the event of a capitalisation issue, a special dividend, a rights issue or reduction of capital, the amounts stipulated in 1.2.1(a) and (b) shall be adjusted so that those amounts represent the same proportion of equity capital in the Company as they represent prior to any such event.

1.3 Limitation on amount of Shares per Holder

Notwithstanding any other provision of these terms, no exercise of an Option by a Holder is valid if it would result in the Holder acquiring Shares which together with the Shares and Options already held by him or her, would, if all of his or her Options were exercised, aggregate more than the number of issued Shares of the Company stated in clause 1.2.1(a) above.

1.4 Company's Duty to Report

The Holder acknowledges that the Company in its annual financial statements shall summarise:

(a) the number of Shares available in terms of the Options;

(b) the number of Options granted to the Holder under these terms and the number of any Shares issued pursuant to the exercise of any of these Options;

(c) any changes in the number of Shares that may be issued pursuant to the exercise of any Options granted to the Holder under these terms during a financial year to which the financial statements relate;

(d) any changes in the number of Shares that have been issued pursuant to the exercise of any Options granted to the Holder under these terms during the financial year to which the financial statements relate;

(e) the number of Options granted under these terms to the Holder which during the financial year to which the financial statements relate have ceased to rank as Options;

(f) the Exercise Price of any Options granted under these terms to the Holder and the Exercise Price on the exercise of any of those Options during the financial year to which the financial statements relate;

(g) the total number of Shares that may be issued to the Holder pursuant to the exercise of all unexercised Options granted under these terms;

(h) the aggregate amount owing by the Holder to the Company as at the close of the financial year to which the financial statements relate for Financial Assistance given in respect of the Exercise Price; and

(i) any adjustment made in accordance with clauses 1.2 and 1.3 above during the year to which the financial statements relate.

1.5 Certificate

The Company must issue a certificate for the Options which will include a form of notice for the exercise of some or all of the Options.

1.6 Notices of meeting

The Company must give the Holder of an Option notices of general meeting (and financial reports required at those meetings).

1.7 No transfer

(a) Each Option is personal to the Holder and is not transferable, transmissible, assignable or chargeable, except in accordance with clauses 1.7(b) or 5.1, or with the prior written consent of the Company.

(b) The Option may be assigned to an entity which the Board is satisfied has been established primarily for the benefit, directly or indirectly, of the Holder (**Employee Nominee**).

1.8 Lapse

Each Option lapses:

(a) on exercise of the Option under clause 3.3;

(b) if the Option has not been exercised by the Expiry Time;

(c) if the Company becomes aware of circumstances which, in the reasonable opinion of the Board indicate that the Participant has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Company or any Associated Company and the Board (in its absolute discretion) determines that the Option lapses; or

(d) if the Company commences to be wound up.

1.9 Administration

1.9.1 The Options will be administered by the Trustees of the Aflease Scheme in accordance with the provisions of that scheme, subject to the terms hereof.

1.9.2 Executive directors of Aflease and the Company may not be appointed as Trustees of the Aflease Scheme. Non-executive directors of Aflease and the Company may, subject to any restriction contained in the Companies Act, 1973 (South Africa), be appointed as Trustees of the Aflease Scheme, provided they do not benefit from that scheme.

1.9.3 Trustees of the Aflease Scheme may not be Holders or participate in any other manner in the Aflease Scheme.

2. VESTING OF OPTIONS

2.1 Vesting

Options shall vest on the dates stipulated in the Option Certificates applicable to the Options concerned.

3. EXERCISE OF OPTIONS

3.1 Exercise

The Holder may exercise an Option only:

(a) during an Exercise Period;

(b) during any of:

(i) each bid period before the Expiry Time; or

(ii) each Change in Control Period before the Expiry Time;

(c) by doing during that Exercise Period everything required by clause 3.3;

(d) by at the same time either:

(i) exercising all the Options which the Holder is then entitled to exercise; or

(ii) exercising a number of Options such that the Company will issue a minimum number of Shares that the Company has determined, or a multiple of that number; and

(e) if not prevented from doing so by clause 5.1.

3.2 Other Options

Subject to clauses 1.2 and 1.3, the exercise of an Option does not prevent the exercise of any other Option.

3.3 Manner of exercise

The Holder may exercise Options by forwarding to the Trustees at the registered office of Aflease:

(a) the certificate for those Options;

(b) the form of notice for the exercise of the Options completed and specifying the number of Options exercised; and

(c) payment of the Exercise Price for each Option exercised, unless Financial Assistance is granted by the Company in respect of the exercise of such Option.

3.4 Payment

Exercise of an Option is only effective when the Company receives full value for the full amount of the Exercise Price in cleared funds or grants Financial Assistance in respect of the exercise thereof.

3.5 Financial Assistance

The Company may agree in writing with the Holder to grant Financial Assistance on terms determined by the Board in respect of the Exercise Price or any portion thereof, to enable the Holder to exercise his or her Options to acquire Shares in the Company either by way of the granting of a loan to enable the Holder to pay the Exercise Price , or by way of a sale on extended terms of credit. Accordingly, it is recognised that such debt, duty or obligation might constitute a debt arising out of monies lent and advanced, or a debt arising out of an obligation to pay the balance of the Exercise Price.

3.6 Pledge of the Shares

In terms of the Financial Assistance provided to the Holder for the Exercise Price or any portion thereof, to enable the Holder to exercise his or her Options to acquire Shares, such Shares may be required by the Company to be pledged by the Holder to the Employer and such Pledge shall be deemed to have been effected upon and subject to the following terms and conditions:

3.6.1 the Shares which shall be subject to the Pledge shall include all Shares of the Holder in respect of which Financial Assistance has been given and remains unpaid by the Holder;

3.6.2 the Pledged Shares shall be Pledged as security for the due payment by the Holder of the Exercise Price in respect of the Shares; and

3.6.3 the Pledge shall include a cession and assignment by the Holder to the Employer of all the holder's right, title and interest in and to all and any dividends in respect of all Pledged Shares. Notwithstanding such cession, the Beneficiary shall remain liable for the payment of all taxation in respect of the dividends paid on the Pledged Shares concerned, if any, and the Employer shall, on the Holder's behalf, appropriate such portion of the dividends may be necessary for the payment of such taxation

3.7 Interest

Should the Employer decide to impose interest in regard to any amounts owing by the Holder pursuant to any Financial Assistance, then the rate of interest shall be in the Employer's discretion and may be varied annually in arrears, or advance, but shall not at any time exceed prime rate lending from time to time of the Employer's bankers as evidenced by the certificate of any of those

bankers, whose certificate shall be final and binding on the parties in the absence of manifest error. Such interest shall also be debited monthly in arrears and shall be payable together with the Exercise Price or portion thereon, as the case may be.

3.8 Balance certificate

If the Participant exercises less than all of the Options in a certificate for the Options, the Company must issue to the Holder a certificate for the remaining Options.

4. ALLOTMENT AND RANKING OF SHARES

4.1 Allotment of shares

The Company must issue to the Holder the Shares to be issued on exercise of an Option within five Business Days of the date on which the notice of exercise took effect.

4.2 Statement of holding

The Company must forward to the Holder a statement of holding or certificate for the Shares issued on exercise of an Option within five Business Days of their issue.

4.3 Share allotted upon exercise of Option

The Share allotted and issued on exercise of an Option:

(a) is subject to the constitution of the Company; and

(b) ranks equally in every way (including for dividends for which entitlement is determined after the allotment) with those then issued Shares whose holders are entitled to participate in full in any dividend.

4.4 Quotation/Listing of Shares

When the Option is exercised, the Company must apply to ASX and JSE (as well as any other stock exchange on which the Shares of the Company are quoted/listed) for, and will use its best endeavours to obtain, quotation/listing for the Shares to be issued to the participant on exercise of the Option.

4.5 Reversion of allotted Shares

Allotted Shares which are not subsequently issued to the Holder will revert to the Aflease Scheme.

5. TERMINATION OF EMPLOYMENT OF UNDERLYING EMPLOYEE

5.1 Termination of Employment of Holder

If the Underlying Employee ceases to be an Employee for any reason whatsoever, the Holder or the Holder's Personal Representative can exercise an Option, but only:

(a) if the Vesting Date for that Option had arrived as at the date of the Underlying Employee ceasing to be an Employee;

(b) with the written approval of the Board (which it may give or withhold in its absolute discretion);

(c) within a period of 120 days after the date of the Underlying Employee ceasing to be an Employee; and

(d) otherwise in accordance with clause 3.

5.2 Board may consider relevant matters

In making a decision whether to grant approval under clause 5.1(b), the Board may consider any relevant matter, but need not disclose reasons for its decision. For example, the Board may consider:

(a) whether the Underlying Employee ceased to be an Employee by reason of retirement, ill-health, accident or redundancy; or

(b) whether the Underlying Employee ceased to be an Employee by reason of dishonest, fraudulent or grossly negligent or wilful conduct (whether proved, suspected or otherwise) or by voluntary notice of termination.

5.3 No additional rights

A Holder, a Holder's Personal Representative and an Underlying Employee do not have any additional rights:

(a) to compensation or damages as a result of the termination of employment or appointment; or

(b) in respect of an Option following exercise in accordance with clause 5.1.

6. ADJUSTMENT

6.1 Participation in new issues

Except in respect of any Shares already held by the Holder, the Holder of an Option may not participate in new issues of Shares unless the Holder exercises that Option and becomes the Holder of Shares prior to the record date for the new issue of Shares.

6.2 Rights/Entitlements issues

If after the Vesting Date but before the Expiry Time, the Company makes a *pro rata* offer or invitation to holders of Shares or securities of the Company or any other entity, the Company must give the Holder notice not less than 9 Business Days before the Record Date to exercise the Option (if capable of exercise) and receive that offer or invitation in respect of the Shares allotted on exercise of the Option.

6.3 *Pro rata* issues

If before the Expiry Time the Company gives holders of Shares the right (pro rata with existing shareholdings) to subscribe for additional securities and the Option is not exercised as contemplated by clause 6.2, the Exercise Price of an Option after the issue of those securities may be reduced in accordance with the formula set out in Schedule 1.

6.4 *Pro rata* bonus issues

If before the Expiry Time the Company makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the Record Date to determine entitlements to that bonus issue, the number of securities to be issued on exercise of the Option is the number of Shares before that bonus issue plus the number of securities which would have been issued to the Holder if the Option had been exercised before that Record Date.

6.5 Subdivision or consolidation

If before the Expiry Time the Company subdivides or consolidates its Shares, the Options must be subdivided or consolidated (as the case may be) in the same ratio as the Shares and the Exercise Price must be amended in inverse proportion to that ratio.

6.6 Return of capital

If before the Expiry Time the Company makes a return of capital, the number of Options remains the same, and the Exercise Price of each Option is reduced by the same amount as the amount returned in relation to each Share.

6.7 Cancellation of capital that is lost

If before the Expiry Time the Company makes a cancellation of any paid up share capital that is lost or not represented by available assets, the number of Options and the Exercise Price of each Option is unaltered.

6.8 *Pro rata* cancellation of capital

If before the Expiry Time the Company reduces its issued share capital on a pro rata basis, the number of Options must be reduced in the same ratio as the Shares and the Exercise Price of each Option must be amended in inverse proportion to that ratio.

6.9 General reorganisation

6.9.1 If before the Expiry Time the Company reorganises its issued share capital in any way not contemplated by this clause 6, the Options or the Exercise Price, or both, must be reorganised so that the Holder will not receive a benefit that holders of Shares do not receive.

6.9.2 In the event of a takeover or merger of the Company, the Options that have not yet vested will all vest on a date declared by the Board and may be exercised within a time stipulated by the Board, or be exchanged for replacement options in the acquiring company on terms similar to the terms contained herein or lapse if not exercised or replaced in the aforesaid manner.

6.10 Cumulative adjustments

Each adjustment under clauses 6.2 to 6.9 must be made for every unexercised Option every time the relevant clause applies before the Expiry Time.

6.11 Rounding

Until an Option is to be exercised, all calculations adjusting the number of Shares or the Exercise Price must be carried out to include all fractions, but on exercise the number of Shares issued is rounded down to the next lower whole number and the Exercise Price rounded up to the next higher cent.

6.12 Notice of adjustment

The Company must give notice to the Holder of any adjustment to the number, description or items of security which are to be issued on exercise of an Option or to the Exercise Price, and must do so in accordance with any applicable Trading Rules. This notice may be in the form of a revised certificate for the Option.

6.13 Trading Rules

An adjustment must not be made under this clause 6 unless it is consistent with the Trading Rules. The Company may amend the terms of any Option, or the rights of any Holder, to comply with the Trading Rules applying at the time to any reorganisation of capital of the Company.

7. AMENDMENT OF OPTION TERMS

7.1 Consistency with Trading Rules

If the Company is admitted to either or both the Official List of ASX or a member of CHESS or Strate, the following provisions (as appropriate) apply (unless ASX, the ASTC or the JSE or Strate waives the relevant Trading Rule in writing):

(a) Despite anything contained in these terms, if the Trading Rules prohibit an act being done, the act must not be done.

(b) Nothing in these terms prevents an act being done that the Trading Rules require to be done.

(c) If the Trading Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Trading Rules require these terms to contain a provision and they do not contain such a provision, these terms are taken to contain that provision.

(e) If the Trading Rules require these terms not to contain a provision and they contain such a provision, these terms are taken not to contain that provision.

(f) If any provision of these terms is or becomes inconsistent with the Trading Rules, these terms are taken not to contain that provision to the extent of the inconsistency.

7.2 Hardship

Subject to clause 7.3, the Board may if it reasonably forms the opinion that the operation of these terms is or may be unfair, harsh or unconscionable for any Holder (or a Holder's heirs) in the circumstances relating to that Holder, alter, amend or vary these terms or their operation by notice in writing to the affected Holder.

7.3 Trading Rules

Subject to clause 7.4, the Board must comply with any restrictions or procedural requirements under the Trading Rules for amending the terms of issued options, unless those restrictions or requirements are expressly or impliedly relaxed or waived by ASX or JSE (as the case may be) or any of its delegates generally, or in a particular case or class of cases.

7.4 Conflicts between Trading Rules

Notwithstanding anything else in these terms, if there is a conflict between the restrictions or requirements under different Trading Rules, the Board may, in its absolute discretion, determine the appropriate manner of dealing with that conflict as it considers appropriate.

7.5 Approval requirements in respect of amendments

Subject to clause 7.1, no amendments to these Replacement Option Terms and/or the Aflease Scheme in respect of the matters listed below shall be made unless approved by an ordinary resolution of 75% of the votes cast in favour of such resolution by all holders of Shares present or represented by proxy at the annual general meeting to approve such resolution:

7.5.1 the category of persons to whom or for whom Shares may be purchased or issued under the Aflease Scheme ("Participants");

7.5.2 any change in the numbers of Shares referred to in clause 1.2 above;

7.5.3 the amount, if any, payable by a Participant on acceptance of an offer of Options or the exercise of any such Option;

7.5.4 the basis for determining the price referred to in clause 7.5.3 above;

7.5.5 the period during which any payment must be made by a Participant, which shall be a fixed period applicable to all Participants;

7.5.6 the period in which payments must be paid;

7.5.7 the period during which financial assistance has to be repaid;

7.5.8 the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to Shares and any Options;

7.5.9 the basis on which the Options referred to in 1.1 above were granted;

7.5.10 the treatment of Options (vested and unvested) in instances of mergers, takeovers or corporate actions; and

7.5.11 the rights of Participants who leave the employment of the Company or Aflease, whether by termination, resignation, retirement or death insofar as their earlier departure from the Aflease Scheme is concerned.

8. GENERAL

8.1 Governing law

(a) This Plan is governed by the law in force in South Africa.

(b) The Company and each Holder submit to the non-exclusive jurisdiction of the courts exercising jurisdiction in South Africa, and any court that may hear appeals from any of those courts, for any proceedings in connection with these terms, and waive any right they might have to claim that those courts are an inconvenient forum.

8.2 No interest in Shares

A Holder has no interest in a Share the subject of an Option unless and until the Share is allotted to the Holder on exercise of the Option.

9. INTERPRETATION

9.1 Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document (including this document) or agreement, or a provision of a document (including this document) or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural and *vice versa*.

(c) A word which suggests one gender includes the other genders.

(d) If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) A reference to **dollars** or **$** is to Australian currency.

(g) A reference to **ZAR** is to South African currency.

(h) The words **subsidiary**, **holding company**, **related body corporate**, **bid period** and **voting power** have the same meanings as in the Corporations Act.

9.2 Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the previous Business Day.

10. DICTIONARY

10.1 Definitions

The following definitions apply in this document:

Acceptance Date means, in respect of an Option, either:

(a) the date on which the Holder accepted the offer made under the Aflease Scheme pursuant to which the Replaced Aflease Option was granted; or

(b) in respect of an Option that was not granted as consideration for the cancellation or transfer of a Replaced Aflease Option, the date of grant of that Option.

Aflease means Aflease Gold Limited (Registration No. 1984/006179/06).

Aflease Option means an option to subscribe for one ordinary share in Aflease granted pursuant to the Aflease Scheme.

Aflease Replacement Option Agreement means the document entered into by the holder of one or more Replaced Aflease Options and the Company, pursuant to which the Replaced Aflease Option is cancelled or transferred to the Company.

Aflease Scheme means The Aflease Gold Share Incentive Scheme (Registration No. IT 2345/05) as amended on 11 October 2006 and 12 June 2008.

Associated Company means:

(a) any company that is a related body corporate of the Company;

(b) any company which has 20% or more of the voting power in the Company; or

(c) any company in which the Company has 20% or more of the voting power.

ASX means the Australian Securities Exchange or ASX Limited (ABN 98 008 624 691), as the context requires.

Board means the board of Directors of the Company.

Business Day means a "business day" under the Listing Rules.

Change in Control means:

(a) a person's voting power in the Company increases from less than 30% to 30% or more; or

(b) a person's voting power in the Company decreases from 30% or more to less than 30%; or

(c) the Board resolving that it considers that a person who previously had not been in a position to do so, is in the position, directly or indirectly, and either alone or with associates to remove one-half or more of the Directors.

Change in Control Period means, in relation to a Change in Control, the 20 Business Days after the day on which the Change in Control occurred, in which event the Company shall notify all the Holders in writing of the Change in Control.

CHESS means the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited, and includes any applicable clearing and settlement facility that is a prescribed CS facility under the Corporations Act.

Company means BMA Gold Limited ABN 35 094 265 746, proposed to be renamed Gold One International Limited.

Corporations Act means the *Corporations Act 2001* (Cth) of Australia.

Director means a director of the Company.

Employee means an employee (full time or part time) or a director of the Company or an Associated Company.

Employee Nominee has the meaning given to it by clause.

Employer means Aflease or a subsidiary of Aflease.

Expiry Time means the earlier of:

(a) 5.00 pm South African time on the Expiry Date;

(b) 5.00 pm South African time on the 120th day after the date of the Holder ceasing to be an Employee; and

(c) where the Holder ceases to be an Employee, the time of the Board notifying the Holder that the Options are not able to be exercised under clause 5.1.

Expiry Date means, in respect of an Option, the date specified as the Expiry Date of that Option in its Option Certificate.

Exercise Period means the period from the Vesting Date up to the Expiry Time.

Exercise Price means, in respect of an Option, the amount specified as the Exercise Price of that Option in its Option Certificate, or that sum as adjusted under clause 6 of these terms.

Financial Assistance means financial assistance made available by the Company to the Holder to enable the Holder to exercise his or her Options in accordance with clause 0.

Holder means the holder of an Option.

JSE means JSE Limited (Registration No. 2005/022939/06), a public company incorporated under the laws of South Africa, trading as a securities exchange at Johannesburg, South Africa.

Listing Rules means the listing rules of ASX and the Listings Requirements of the JSE as they apply to the Company from time to time.

Option means an option to subscribe for one Share at the Exercise Price (subject to adjustment under clause 6).

Option Certificate means, for an Option, the certificate issued in respect of that Option pursuant to clause 1.5.

Option Period means, for an Option, the period starting on the date on which the Company grants the Option and ending at the Expiry Time.

Personal Representative means the legal personal representative of a Holder who:

(a) has died; or

(b) whose estate becomes liable to be dealt with under the laws relating to mental health.

Pledge means the pledge by a Holder of Shares purchased by him/her in terms of an offer for the purpose of securing Financial Assistance granted by the Company to such Holder for the purchase of those Shares.

Record Date has the meaning given by the Listing Rules.

Replaced Aflease Option means in respect of an Option, the Aflease Option that was cancelled or transferred to the Company in consideration for the grant of that Option by the Company pursuant to the Aflease Replacement Option Agreement.

Share means one fully paid ordinary share in the Company.

Strate Strate Limited (Registration No. 1998/0222242/06, a public company incorporated in South Africa, which is licensed to central securities depository in terms of the Securities Services Act (South Africa) which is responsible for the electronic clearing and settlement used by the JSE.

Trading Rules means the:

(a) Listing Rules, any other rules of ASX applying to the Company while it is admitted to the official list of ASX, and the ASTC settlement rules (or other operating rules) as amended or replaced; and

(b) JSE Listings Requirements, any other Rules of the JSE applying to the Company while it is admitted to listing on the JSE and the Strate settlement rules or other operating rules, as amended or replaced.

Trustees means the trustees for the time-being of the Aflease Scheme.

Underlying Employee means:

(a) if the Holder is an Employee, the Holder; or

(b) if the Holder is an Employee Nominee, the Employee for whom the Holder holds the Options for the purposes of clause 1.7(b).

Vesting Date means the date on which an Option vests, as described in clause 2.

SCHEDULE 1

$$O^1 = O - E\frac{P - (S + D)}{N + 1}$$

Where:

O^1 = The new Exercise Price of the Option.

O = The old Exercise Price of the Option.

E = The number of Shares into which an Option is exercisable.

P = The average closing price (excluding special crossings, overnight sales and exchange traded option exercises) on the Stock Exchange Automated Trading System provided for the trading of securities on ASX of Shares (weighted by reference to volume) during the 5 trading days before the ex rights date or ex entitlements date, converted from dollars into ZAR (if necessary) at the prevailing exchange rate considered appropriate by the Board.

S = The subscription price for one security under the renounceable rights or entitlements issue, converted from dollars into ZAR (if necessary) at the prevailing exchange rate considered appropriate by the Board.

D = The dividend due but not yet paid on existing Shares (except those to be issued under the renounceable rights issue or entitlements issue) , converted from dollars into ZAR (if necessary) at the prevailing exchange rate considered appropriate by the Board.

N = Number of Shares with rights or entitlements required to be held to receive a right to one new security.

sappi
triple green
sugar cane fibre, chlorine-free, sustainable afforestation

PRINTED BY INCE (PTY) LTD

REF. W2CF06715

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this entire document but do not apply to the scheme of arrangement which has its own definitions.

The scheme is completely conditional upon the approval of the listing of BMA, to be renamed Gold One International Limited.

The pre-listing statement posted with this document is an integral part of this document and is required to be read in conjunction with this document.

Action required

1. Whilst this entire document is important and should be read, particular attention should be paid to the section entitled "Action required by Aflease ordinary shareholders" on pages 7 to 9.
2. If you are in any doubt as to what action you should take, please consult your broker, CSDP, banker, legal or tax adviser, accountant or other professional adviser as soon as possible.
3. If you have disposed of all your Aflease ordinary shares, this document should be handed to the purchaser of such Aflease ordinary shares or the broker, CSDP or other agent through whom such disposal was effected.

---

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY

BMA
BMA Gold Limited

BMA Gold Limited

(Incorporated in Australia)
(ACN: 094 265 746)
ASX Sharecode: BMO ISIN: AU000000BMO7

Documents relating to:

a scheme of arrangement in terms of section 311 of the Companies Act proposed by BMA between Aflease and the ordinary shareholders of Aflease;

and incorporating

- **a notice of the scheme meeting;**
- **an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act (blue);**
- **the scheme of arrangement (yellow);**
- **a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;**
- **a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;**
- **additional information required by the SRP;**
- **the Order of Court convening the scheme meeting;**
- **a form of proxy for the scheme meeting (green) (for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only); and**
- **a form of surrender and transfer (white) (for use by certificated ordinary shareholders only).**

The basic object and effect of the scheme of arrangement is that, upon implementation, BMA will acquire all the issued ordinary shares of Aflease. In exchange, the scheme participants will receive 1 ordinary share of BMA, post the anticipated BMA consolidation, for every 1 Aflease ordinary share held by such scheme participants on the consideration record date for the scheme.

Date of issue: Friday, 19 December 2008

This document is available in English only. Copies may be obtained from the registered office of Aflease, the corporate adviser and sponsor and the transfer secretaries whose addresses are set out in the "Corporate information and advisers" section of this document.

Corporate adviser and sponsor to Aflease

MACQUARIE

Attorneys to Aflease

South Africa

DENEYS REITZ ATTORNEYS

United States

LATHAM & WATKINS LLP

Independent technical expert to Aflease

SRK Consulting
Engineers and Scientists

Independent reporting accountants to Aflease

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Australian legal counsel to BMA

Blake Dawson

Corporate adviser to BMA

Hartleys

Legal counsel to Macquarie

edward nathan sonnenbergs

Independent technical expert to BMA

SRK Consulting
Engineers and Scientists

Auditors to BMA

ERNST & YOUNG

Independent professional adviser to the board of Aflease

KPMG

TABLE OF CONTENTS

NOTICE TO ORDINARY SHAREHOLDERS

General

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this document is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or subscribe for, any shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such an offer or solicitation would be unlawful.

This document has been prepared in accordance with disclosure requirements in South Africa which are different from those in other jurisdictions. The financial statements and *pro forma* information included in this document have been prepared in accordance with IFRS and are thus not comparable in all respects to similar information for companies in other jurisdictions. Furthermore, certain technical information has been prepared in accordance with SAMREC and the definitions of "resource", "reserve", "inferred" and "indicated" incorporated therein.

The enforcement by investors of civil liabilities under the securities laws of any jurisdiction may be affected adversely by the fact that BMA and Aflease are organised under the laws of a different jurisdiction, that all or a majority of their officers and directors and the experts named herein are residents of other jurisdictions and that all or a substantial portion of the assets of BMA and Aflease and such persons may be located outside of such jurisdiction.

Tax considerations applicable to shareholders from jurisdictions outside of South Africa are not disclosed in this document.

Aflease ordinary shareholders are urged to consult their own advisers as to the income tax consequences of the scheme for them.

Forward looking statements

This document contains statements about BMA and Aflease that are or may be forward looking statements. All statements, other than statements of historical facts included in this document, may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "contemplates", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of BMA's or Aflease's operations; and (iii) the effects of government regulation on BMA's or Aflease's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to BMA or Aflease or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Except as may be required by law, BMA and Aflease expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

NOTICE FOR UNITED STATES SHAREHOLDERS

The securities to be issued pursuant to the scheme have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may only be transferred in transactions exempt from registration under the U.S. Securities Act or pursuant to an effective registration statement.

AFLEASE

Company secretary and registered office

PB Kruger
B. Com. LLB., H Dip Co Law
First Floor
45 Empire Road
Parktown
2193
(Postnet Suite 345, Private Bag X30500, Houghton, 2041)

Corporate adviser and sponsor

Macquarie First South Advisers
(Proprietary) Limited
(Registration number: 2003/014483/07)
The Place
South Wing
1 Sandton Drive
Sandown
2146
(PO Box 783745, Sandton, 2146)

Independent technical expert

SRK Consulting (South Africa) (Pty) Ltd
(Registration number: 1995/012890/07)
SRK House
265 Oxford Road
Illovo
2196
(PO Box 55291, Northlands, 2116)

Independent professional adviser to the board of Aflease

KPMG Services (Pty) Ltd
(Registration number: 1999/012876/07)
KPMG Crescent
85 Empire Road
Parktown
2193
(Private Bag 9, Parkview, 2122)

Transfer secretaries

Computershare Investor Services
(Proprietary) Limited
(Registration number: 2004/003647/07)
70 Marshall Street
Johannesburg
2001
(PO Box 61051/61763, Marshalltown, 2107)

Attorneys

South Africa

Deneys Reitz Inc.
(Registration number: 1984/003385/21)
8 Riebeeck Street
8th Floor, Southern Life Centre
Cape Town
8001
(Private Bag X10, Roggebaai, 8012)

United States

Latham & Watkins LLP
London Office:
99 Bishopsgate
London
EC2M 3XF
United Kingdom

Independent reporting accountants

PricewaterhouseCoopers Inc
Registered Accountants and Auditors
(Registration number: 1998/012055/21)
2 Eglin Road
Sunninghill
2157
(Private Bag X36, Sunninghill, 2157)

Legal counsel to Macquarie

Edward Nathan Sonnenbergs Inc.
(Registration number: 2006/018200/21)
150 West Street
Sandown
Sandton
2196
(PO Box 783347, Sandton, 2146)

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY

Erratum

Dear Shareholder,

Erratum: Page 8 – "Action Required by Aflease Ordinary Shareholders".

Please note that in paragraphs 2.2 and 3.2 on page 8 of the circular under the "Action Required by Aflease Ordinary Shareholders" section, the time of the Court hearing should be 10:00 and *not* 09:00 as stated in the circular.

Aflease Gold Limited

IN THE HIGH COURT OF SOUTH AFRICA

(TRANSVAAL PROVINCIAL DIVISION)

PH 2

CASE NO: 55875/2008

Wednesday, 17 December 2008

Before the Honourable Acting Justice Potterill

In the ex parte application of:

AFLEASE GOLD LIMITED
(incorporated in the Republic of South Africa)
(Registration No. 1984/006179/06) Applicant

ORDER OF COURT

Upon the motion of counsel for the Applicant and having read the papers filed of record:

IT IS ORDERED THAT:

1. A meeting ("**scheme meeting**") in terms of section 311(1) of the Companies Act, 1973 ("**Companies Act**") of the ordinary shareholders of the Applicant registered as such at 17:00 on Friday, 16 January 2009 (or if the scheme meeting is adjourned, registered as such at 17:00 on the business day, i.e. any day other than a Saturday, Sunday or official public holiday in South Africa, which is two business days before the date of such adjourned meeting), but excluding BMA Gold Limited ("**BMA**") and any of its

subsidiary companies, any subsidiary company (within the meaning of section 1 of the Companies Act) of the Applicant and the trustees for the time-being of the Aflease Gold Limited Share Incentive Scheme Trust ("**disqualified shareholders**"), which ordinary shareholders of the Applicant (with the exclusion of the disqualified shareholders) are herein collectively referred to as the "**scheme members**":

1.1 be convened under the chairmanship of the Chairperson referred to in paragraph 2 of this Order of Court ("**Order**"); and

1.2 be held at 09:00 on Wednesday, 21 January 2009 (or on any adjourned date determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg,

for the purpose of considering and, if deemed fit, approving with or without modification, a scheme of arrangement in terms of section 311 of the Companies Act ("**scheme**") proposed by BMA between the Applicant and the scheme members, substantially in the form of the draft scheme attached as annexure "C.3" to the application in respect of which this Order is given ("**Application**"), provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which will have the effect of diminishing the rights to accrue in terms thereof to Applicant's ordinary shareholders who will, on the implementation of the scheme, become entitled to the benefits thereof.

2. Jonathan Schlosberg or failing him any other director of the attorneys' firm Bowman Gilfillan Inc., nominated for that purpose by Applicant's attorneys of record, be and is hereby appointed as chairperson of the scheme meeting ("**Chairperson**").

3. The Chairperson is authorised to:

3.1 procure the publication of the notice of scheme meeting by the Applicant, in the manner described in paragraph 4;

3.2 procure dispatch to the scheme members of the scheme documents substantially in the form of annexure "C" (including annexures "C.1" to "C.10") to the Application ("**scheme documents**") and the pre-listing statement of BMA ("**pre-listing statement**") in respect of its proposed inward dual primary listing on the JSE Limited, Johannesburg ("**JSE**");

3.3 convene the scheme meeting;

3.4 adjourn the scheme meeting from time to time, if the Chairperson considers it necessary or desirable to do so;

3.5 appoint one or more scrutineers for the purpose of the scheme meeting or any other adjournment thereof;

3.6 determine:

3.6.1 the validity and acceptability of forms of proxy submitted for use at the scheme meeting and/or any adjournment thereof; and

3.6.2 the procedure to be followed at the scheme meeting and/or any adjournment thereof;

3.7 accept the forms of proxy handed to him by no later than 10 (ten) minutes before the scheme meeting is due to commence or recommence after any adjournment.

4. The Applicant shall cause a notice convening the scheme meeting (substantially in the form of annexure "C.1" attached to the Application) to be published once in each of the Government Gazette, Business Day, Beeld, Sunday Times and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the scheme meeting. The said notice shall state:

4.1 the time, date and venue of the scheme meeting;

4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the scheme;

4.3 that a copy of this Order, the scheme documents and the pre-listing statement and the pre-listing statement may be inspected free of charge during normal business hours at any time prior to the scheme meeting at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg;

4.4 that a copy of this Order, the scheme documents and the pre-listing statement may be obtained free of charge on request during normal business hours at any time prior to the scheme meeting at the address given in paragraph 4.3 above; and

4.5 the basic characteristics of the scheme.

5. Copies of:

5.1 the scheme documents;

5.2 the pre-listing statement; and

5.3 this Order,

shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the scheme meeting to:

5.4 each ordinary shareholder of the Applicant whose name appears:

5.4.1 on the Applicant's register of shareholders and whose name and address is identified by the transfer secretaries of the Applicant ("**Transfer Secretaries**") as that of an ordinary shareholder of the Applicant; or

5.4.2 on the Applicant's sub-registers, as administered by a Central Securities Depository Participant ("**CSDP**") and whose name and address on such sub-register is identified as that of an ordinary shareholder of the Applicant to the Transfer Secretaries by Strate Limited ("**Strate**") after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares); and

5.5 each person whose name and address is identified to the Transfer Secretaries by Strate after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares) as being a person who is beneficially

entitled to ordinary shares in the Applicant (**"beneficial shareholder"**) and to whom the relevant CSDPs and JSE broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of beneficial shareholders are obliged by statute, regulation, agreement or otherwise to procure such posting,

to the address of that ordinary shareholder or beneficial shareholder appearing in the register and/or relevant sub-register (as the case may be) or as so identified to the Transfer Secretaries by Strate.

6. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses referred to in paragraph 5 shall take place at 17:00 on the day which is the fifth business day before the date of posting.

7. A copy of the documents referred to in paragraph 5 above shall lie for inspection at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg during normal business hours for at least 14 (fourteen) calendar days prior to the date of the scheme meeting.

8. The Chairperson shall report the results of the scheme meeting to the Court by affidavit on Tuesday, 3 February 2009 at 10:00 or so soon thereafter as Counsel may be heard or at such later time and date as may be necessitated by any adjournment of the scheme meeting.

9. The report required by the Court from the Chairperson shall give details of:

9.1 the number of the scheme members present in person (including those represented) at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them;

9.2 the number of the scheme members represented by proxy at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them, together with information as to the number represented by the Chairperson in terms of proxies;

9.3 the number of ordinary shares held by all scheme members;

9.4 any proxies which have been disallowed;

9.5 all rulings made and directions given by the Chairperson at the scheme meeting and any adjournment thereof;

9.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting and any adjournment thereof which bear on the merits or demerits of the scheme, including copies thereof;

9.7 the main points of any other proposals which were submitted to the scheme meeting and any adjournment thereof; and

9.8 the number of votes cast in favour of and against the scheme and any abstentions, indicating how many votes were cast by the Chairperson in terms of proxies.

10. The Applicant shall arrange to make available at the place mentioned in paragraph 7 (and the notice of the scheme meeting which is published and/or sent to the addressees referred to in paragraph 5 above shall include a statement that it will be so available) a copy of the Chairperson's report to the Court, free of charge, to any scheme member on request during normal business hours, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by the Court in paragraph 8 above for the Chairperson to report back to it.

11. Each scheme member who holds certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the scheme meeting, should complete and sign the form of proxy forming part of the scheme documents in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 19 January 2009. Alternatively, the form of proxy may be handed to the Chairperson of the scheme meeting by no later than 10 (ten) minutes before the time for which the scheme meeting or any adjournment thereof has been convened.

12. Each scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration ("**dematerialised scheme member**") must give his/her voting instructions to his/her CSDP or broker by the time

and in the manner prescribed in the custody agreement concluded between the relevant scheme member and his/her CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or be represented thereat by proxy he/she should timeously inform his/her CSDP or broker of his/her intention to attend and vote in person at the scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him/her with the necessary letter of representation to do so.

By Order of the Court

Registrar

DENEYS REITZ
Attorneys for Applicant
82 Maude Street
Sandton, 2196
Johannesburg
Tel: 011 685 8500
Docex 215, Johannesburg
Ref: M T Steyn/AFO 609

c/o Adams & Adams
Adams & Adams Place
1140 Prospect Street
Hatfield, 0028
Pretoria
Tel: 012 481 1500
Docex 81, Pretoria
Ref: A Visser

Company secretary and registered office

Kenneth John Winters
B.Com
Level 3
100 Mount Street
Sydney
NSW
2060
(PO Box 1244, North Sydney, NSW, 2059)

Australian legal counsel to BMA

Blake Dawson
Level 32 Exchange Plaza
2 The Esplanade
Perth
Western Australia
6000
(PO Box 7438, Perth, WA, 6850)

Independent reporting accountants

Ernst & Young
Ernst & Young Centre
680 George Street
Sydney
NSW
2000
(PO Box 2646, Sydney, NSW, 2001)

Transfer agent

Registries Ltd
Level 7
207 Kent Street
Sydney
NSW
2000
(GPO Box 3933, Sydney, NSW, 2001)

Corporate adviser

Hartleys Limited
Level 6
141 St Georges Terrace
Perth
Western Australia
6000
(GPO Box 2777, Perth, WA, 6001)

Independent technical expert

SRK Consulting
Level 2, 44 Market Street
Sydney
New South Wales
2000
(PO Box 943, West Perth WA, 6872)

SUMMARY

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this summary.

THE SCHEME

BMA is proposing a scheme of arrangement between Aflease and the ordinary shareholders of Aflease. Should the scheme become operative, BMA will acquire the entire issued ordinary share capital of Aflease and the listing of Aflease ordinary shares on the JSE will be terminated. On implementation of the scheme, each participant will receive, against the delivery of their scheme shares, the scheme consideration of 1 ordinary share of BMA, post the anticipated BMA consolidation, for every 1 scheme share credited as fully paid-up.

BMA has applied for a dual inward listing of its ordinary shares on the JSE. BMA has received the requisite South African regulatory approvals to list on the JSE, subject to the scheme becoming operative, with effect from commencement of trading on the JSE on Monday, 16 February 2009. Accordingly, BMA will have its primary listing on the ASX and a dual primary listing on the JSE. This will enable the scheme participants to trade their BMA ordinary shares either on the JSE, which trade will reflect on the South African register of BMA, or on the ASX, which trade will reflect on the Australian register, depending on whether or not a scheme participant has its shares registered on BMA's Australian or South African share register. Generally, South African residents will be restricted to holding their shares on BMA's South African register. Should BMA be classified as an African Company, the South African institutional investor will be allowed to hold their BMA holding in terms of their additional African Company specific allowance.

Aflease will not be paying an ordinary dividend prior to the operative date and therefore the scheme consideration is *cum* dividend.

The scheme is set out in this document (yellow), commencing on page 27. Also contained in this document is the explanatory statement (blue), commencing on page 20, which sets out the reasons for, and the procedures of, the scheme as well as its effects.

Also contained in this document are:

- the notice of the scheme meeting;
- a valuation statement;
- a statement of directors' interests;
- additional information required by the SRP;
- the Order of Court convening the scheme meeting;
- a form of proxy for the scheme meeting (green) (for use by certificated ordinary shareholders and own-name dematerialised shareholders only); and
- a form of surrender and transfer (white) (for use by certificated ordinary shareholders only).

The pre-listing statement posted with this document is an integral part of this document and is required to be read in conjunction with this document.

The important dates and times in respect of the scheme commence on page 10 of this document.

ACTION REQUIRED BY AFLEASE ORDINARY SHAREHOLDERS

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this statement of action required by Aflease ordinary shareholders.

Careful note should be taken of the following provisions regarding the action required to be taken by you as an ordinary shareholder in Aflease. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, legal adviser, accountant or other professional adviser as soon as possible.

A. AS REGARDS THE SCHEME

A scheme meeting of ordinary shareholders of Aflease will be held on Wednesday, 21 January 2009 at 09:00 at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg. **You should refer to the explanatory statement commencing on page 20 of this document for further details regarding the scheme.**

1. IF YOU ARE A DEMATERIALISED ORDINARY SHAREHOLDER OTHER THAN AN OWN-NAME DEMATERIALISED ORDINARY SHAREHOLDER

1.1 Voting at the scheme meeting

Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the scheme meeting and, thereafter, should cast your vote in accordance with your instructions regarding the scheme.

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker. In the event that the custody agreement is silent in this respect, your CSDP or broker will be obliged to abstain from voting your ordinary shares.

You must NOT complete the attached form of proxy (green) if you are a dematerialised ordinary shareholder other than an own-name dematerialised ordinary shareholder.

1.2 Attendance and representation at the scheme meeting and the Court hearing in connection with the sanctioning of the scheme

If you wish to attend and vote at the scheme meeting or appear at the Court hearing to sanction the scheme or to send a proxy to represent you at the scheme meeting or appear at the Court hearing, you must advise your CSDP or broker in accordance with the custody agreement concluded between you and your CSDP or broker, failing which your broker may assume that you do not wish to attend the scheme meeting or Court hearing. In such event, your CSDP or broker will issue the necessary letter of representation to you to enable you or your proxy to attend the scheme meeting and/or appear at the Court hearing to sanction the scheme.

1.3 Surrender and transfer of document(s) of title

You do not need to take any steps in connection with the surrender or transfer of any document(s) of title relating to your scheme shares.

1.4 Scheme consideration

Upon the scheme becoming operative, the scheme consideration due to you will be delivered to your CSDP or broker in dematerialised form on the operative date. Your account at your CSDP or broker will then be credited and updated with the scheme consideration.

2. IF YOU ARE AN OWN-NAME DEMATERIALISED ORDINARY SHAREHOLDER

2.1 Voting, attendance and representation at the scheme meeting

You are entitled to attend the scheme meeting in person or you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy (green) in accordance with the instructions contained therein and returning it to the transfer secretaries to be received by no later than 09:00 on the second business day prior to the scheme meeting, which is expected to be Monday, 19 January 2009.

Forms of proxy may also be handed to the Chairperson of the scheme meeting not less than 10 minutes before the scheduled time for the commencement of the scheme meeting.

2.2 Attendance at the hearing of the Court in connection with the sanctioning of the scheme

You are entitled to attend or to be represented by counsel at the Court hearing for the sanctioning of the scheme which is to be held at 09:00, or so soon thereafter as the matter may be heard on Tuesday, 3 February 2009, in the High Court of South Africa (Transvaal Provincial Division) which is located at the High Court Building, Vermeulen Street, Pretoria.

2.3 Surrender and transfer of document(s) of title

You do **not** need to take any steps in connection with the surrender or transfer of any document(s) of title relating to your scheme shares.

2.4 Scheme consideration

Upon the scheme becoming operative, the scheme consideration due to you will be delivered on the operative date to your CSDP in dematerialised form. Your account at your CSDP will then be credited and updated with the scheme consideration.

3. IF YOU ARE A CERTIFICATED ORDINARY SHAREHOLDER

3.1 Voting, attendance and representation at the scheme meeting

You are entitled to attend the scheme meeting in person or you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy (green) in accordance with the instructions contained therein and returning it to the transfer secretaries to be received by no later than 09:00 on the second business day prior to the scheme meeting, which is expected to be Monday, 19 January 2009.

Forms of proxy may also be handed to the Chairperson of the scheme meeting not less than 10 minutes before the scheduled time for the commencement of the scheme meeting.

3.2 Attendance at the hearing of the Court in connection with the sanctioning of the scheme

You are entitled to attend or be represented by counsel at the Court hearing for the sanctioning of the scheme which is to be held at 09:00, or so soon thereafter as the matter may be heard on Tuesday, 3 February 2009, in the High Court of South Africa (Transvaal Provincial Division), which is located at the High Court Building, Vermeulen Street, Pretoria.

3.3 Surrender and transfer of document(s) of title

If the scheme becomes operative you will be required to surrender your document(s) of title in respect of all your ordinary shares in order to claim the scheme consideration, by completing the attached form of surrender and transfer (white), in accordance with the instructions contained therein, and returning it, together with the relevant document(s) of title, to the transfer secretaries.

If you wish to anticipate the scheme becoming operative (expected to be on or about Monday, 23 February 2009) and thereby expedite receipt of the scheme consideration, you should complete the attached form of surrender and transfer (white) and return it together with the relevant document(s) of title in accordance with the instructions contained therein, to the transfer secretaries. Should the scheme not become operative, the transfer secretaries shall within five

business days of either the date upon which it becomes known that the scheme will not become operative or of receipt of the required document(s) of title, whichever is the later, return the document(s) of title to you, by registered post, at your risk.

Document(s) of title held by certificated scheme participants in respect of their scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender.

3.4 Scheme consideration

If the forms of surrender and transfer (white) and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the scheme, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants on or about the operative date. Failing such receipt, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants within five business days of receipt of the form of surrender and transfer (white) and the relevant document(s) of title by the transfer secretaries.

B. OTHER IMPORTANT MATTERS

If you have disposed of all your ordinary shares, this document should be handed to the purchaser of such ordinary shares or to the broker, CSDP, legal adviser, banker, accountant or other agent through whom you disposed of such ordinary shares.

Shareholders are advised to consult their professional advisers about their personal tax positions regarding the receipt of the scheme consideration.

If you wish to dematerialise your ordinary shares, please contact a CSDP or your broker, although it must be noted that, in the event that the scheme is sanctioned by the Court, you will only be able to dematerialise your ordinary shares prior to 12:00 on Friday, 13 February 2009. Only dematerialised shares may be traded on the JSE.

IMPORTANT DATES AND TIMES

	2008
Court hearing to convene scheme meeting (at 10:00 or so soon thereafter as counsel may be heard)	Wednesday, 17 December
Notice of scheme meeting and Order of Court released on SENS	Friday, 19 December
This document issued and posted	Friday, 19 December
	2009
Notice of scheme meeting and Order of Court published in the press (Business Day and Beeld)	Friday, 2 January
Notice of Scheme meeting published in the Government Gazette	Friday, 2 January
Notice of scheme meeting and Order of Court published in the press (Sunday Times and Rapport)	Sunday, 4 January
Last day to trade Aflease ordinary shares on the JSE in order to be recorded in the register on the voting date (see note 2 below)	Friday, 9 January
Voting record date, being the date on which Aflease ordinary shareholders must be in the register in order to be eligible to vote at the scheme meeting	Friday, 16 January
Last day to lodge form of proxy (green) for the scheme meeting (by 09:00) (see notes 3 and 4 below)	Monday, 19 January
Scheme meeting held (at 09:00)	Wednesday, 21 January
Results of scheme meeting to be released on SENS	Wednesday, 21 January
Results of scheme meeting to be published in the press	Thursday, 22 January
The report of the Chairperson to be available for inspection	Thursday, 22 January
Court hearing to sanction the scheme (at 10:00 or so soon thereafter as counsel may be heard)	Tuesday, 3 February
Outcome of Court hearing to be released on SENS	Tuesday, 3 February
Outcome of Court hearing to be published in the press	Wednesday, 4 February
Order of Court sanctioning the scheme registered by the Registrar	Thursday, 5 February

The dates below are subject to the fulfilment of the conditions as set out in paragraph 7 of the scheme. To the extent that the conditions are not fulfilled by Thursday, 5 February 2009, the dates set out below will be delayed accordingly and any such changes will be released on SENS and published in the press.

	2009
Finalisation date announcement once all conditions have been fulfilled and/or waived to be released on SENS	Friday, 6 February
Finalisation date announcement once all conditions have been fulfilled and/or waived to be published in the press	Monday, 9 February
Last day to trade ordinary shares on the JSE in order to be recorded in the register on the consideration record date	Friday, 13 February
Suspension of Aflease's listing on the JSE from the commencement of trading on the JSE	Monday, 16 February
BMA ordinary shares will be listed and trading will commence on the JSE at the commencement of trading on the JSE under JSE code "GDO"	Monday, 16 February

Consideration record date, being the date on which Aflease ordinary shareholders must be recorded in the register in order to be eligible to receive the scheme consideration	Friday, 20 February
Operative date of the scheme, from the commencement of trading on the JSE	Monday, 23 February
Termination of Aflease's listing on the JSE, from the commencement of trading	Monday, 23 February

If forms of surrender and transfer (white) and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the scheme, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants on the operative date. Failing such receipt, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants within five business days of receipt of the form of surrender and transfer (white) and the relevant document(s) of title by the transfer secretaries.

Dematerialised scheme participants will have their accounts held at their CSDP or broker credited and updated with the scheme consideration on the operative date.

In the event of the conditions set out in paragraph 7 of the scheme not being fulfilled by Tuesday, 30 June 2009, or such later date as BMA and Aflease agree to, the scheme will fail to become operative and will be of no force and effect.

Notes:

1. The abovementioned times are South African times and are subject to change. Any change to the above dates and times will be agreed upon by BMA and Aflease and advised to Aflease ordinary shareholders by release on SENS and publication in the press.
2. Aflease ordinary shareholders should note that, as Aflease ordinary shares are settled in the Strate environment, settlement for trade takes place five business days after the trade date. Therefore shareholders who acquire Aflease ordinary shares after Friday, 9 January 2009, will not be eligible to vote at the scheme meeting, although they will be entitled to participate in the scheme provided they are recorded in the register on the consideration record date.
3. If the scheme meeting is adjourned or postponed, forms of proxy (green) for the scheme meeting must be received by the transfer secretaries by no later than the business day prior to the adjourned or postponed meeting.
4. If the forms of proxy (green) are not received by the transfer secretaries by the time and date shown above, they may be handed to the Chairperson of the scheme meeting by no later than 10 minutes before the commencement of the scheme meeting.
5. If you wish to rematerialise or dematerialise your ordinary shares, please contact your CSDP or broker. However, no rematerialisation or dematerialisation will take place after Friday, 13 February 2009. Only dematerialised ordinary shares may be traded on the JSE.

DEFINITIONS AND INTERPRETATION

In this document, excluding the scheme (yellow) appearing on pages 27 to 45, unless otherwise stated or the context indicates otherwise, the words in the first column shall have the meanings stated opposite them in the second column and related expressions shall bear corresponding meanings; words in the singular include the plural and *vice versa*; words denoting one gender include the other genders and the references to a "person" include references to juristic persons and *vice versa*.

"acquisition agreement"	the agreement between BMA and Aflease dated Monday, 17 November 2008, in terms of which the acquisition was agreed;
"acquisition"	the acquisition by BMA of the entire issued ordinary share capital of Aflease in terms of the scheme and which will have the effect of Aflease becoming a wholly-owned subsidiary of BMA, which will, have a primary listing on the ASX and a primary dual listing on the JSE;
"acquisition ratio"	1 BMA ordinary share, post the anticipated BMA consolidation, for every 1 Aflease ordinary share held by each scheme member;
"ADR"	American Depository Receipts, being negotiable United States of America certificates, representing ownership of shares in a non-United States of America corporation, which are quoted and traded freely like other securities in the United States of America over-the-counter market and stock exchanges;
"Aflease"	Aflease Gold Limited (registration number 1984/006179/06), a public company incorporated in accordance with the laws of South Africa and the ordinary shares of which are listed on the JSE;
"Aflease ADR"	an ADR representing 10 Aflease ordinary shares;
"Aflease board"	the board of directors of Aflease from time to time;
"Aflease convertible bond"	the 600 bonds of ZAR1,000,000 each issued on 13 December 2007 by Aflease and that are convertible five years from the date of issue, or earlier on the occurrence of certain trigger events described in the terms and conditions governing those bonds;
"Aflease group"	Aflease and its subsidiaries from time to time;
"Aflease retainment share options"	options to acquire Aflease ordinary shares issued in terms of the Aflease staff share scheme to key employees which vest on the third anniversary of the grant date;
"Aflease staff share options"	options to acquire Aflease ordinary shares issued in terms of the Aflease staff share scheme which vest a third on the grant date, a third on the first anniversary and a third on the second anniversary of the grant date;
"Aflease staff share scheme"	the Aflease Gold Share Incentive Scheme Trust (Master's reference number IT2345/05);
"African Companies"	in terms of the current Exchange Control policy, a company will be deemed to be regarded as "African" if it is domiciled in Africa or its activities are geographically located in Africa. Companies that are domiciled outside Africa but with the majority of their activities geographically located in countries which are part of the African Union will also be included in this classification;

"AIFRS"	Australian IFRS which includes Australian equivalents to IFRS;
"ASX"	ASX Limited (ACN 008 624 691) or, if the context requires, the financial market conducted by it, known as the Australian Securities Exchange;
"Australian Dollar" or "AU" or "AUD"	Australian Dollar, the official currency of Australia;
"Australian Silicon Operations"	Australian Silicon Operations Pty Limited (ACN 091 097 675), a private company incorporated under the laws of Australia, and a wholly-owned subsidiary of BMA;
"BEE"	Broad-Based Black Economic Empowerment;
"BMA"	BMA Gold Limited (ACN 094 265 746), a company incorporated in accordance with the laws of Australia, the ordinary shares of which are listed on the ASX, it being recorded that BMA intends to adopt the name Gold One International as a consequence of the scheme;
"BMA ADR"	an ADR representing 10 BMA ordinary shares, post the anticipated BMA consolidation;
"BMA Board"	the board of directors of BMA from time to time;
"BMA consolidation"	a consolidation of the BMA ordinary shares such that BMA shareholders will receive 1 BMA ordinary share for every 20 BMA ordinary shares currently held;
"BMA convertible bond"	the Aflease convertible bond as amended conforming to the attributes stated in paragraph 6.1 of the scheme;
"BMA ordinary shares"	ordinary shares in the issued share capital of BMA;
"broker"	any person registered as a "broking member (equities)" in terms of the rules of the JSE made in accordance with the provisions of the Securities Services Act;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cents"	South African cents in the official currency of South Africa;
"certificated ordinary shareholders"	holders of certificated ordinary shares;
"certificated ordinary shares"	ordinary shares which have not yet been dematerialised, title to which is represented by a share certificate or other document(s) of title;
"certificated scheme members"	scheme members who hold certificated ordinary shares;
"certificated scheme participants"	scheme participants who hold certificated ordinary shares;
"CGT"	Capital Gains Tax as levied in terms of Schedule 8 to the Income Tax Act;
"Chairperson"	the chairperson of the scheme meeting;
"close of business"	the close of business in South Africa being 17:00 South African time;
"Code"	the Securities Regulation Code on Take-overs and Mergers issued by the SRP in terms of section 440C of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"Competition Act"	the South African Competitions Act, 1998 (Act 89 of 1998), as amended;

"Competition Authorities"	the Competition Commission, Competition Tribunal and/or Competition Appeal Court established in terms of the Competition Act;
"conditions"	the conditions to which the implementation of the scheme is subject, as set out in paragraph 7 of the scheme;
"consideration record date"	the latest date and time for ordinary shareholders to be recorded in the register in order to receive the scheme consideration, being 17:00 on the business day preceding the operative date, which business day is expected to be Friday, 20 February 2009;
"Counsel"	the South African legal practitioner representing Aflease or a scheme member at the Court application regarding the sanctioning of the scheme;
"Court"	the High Court of South Africa (Transvaal Provincial Division), which is located at the High Court Building, Vermeulen Street, Pretoria;
"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialisation"	the process by which shares held by certificated shareholders are converted or held in electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised ordinary shareholders"	holders of dematerialised ordinary shares;
"dematerialised ordinary shares"	those ordinary shares which have been dematerialised in terms of the requirements of Strate and are held in electronic form;
"dematerialised scheme members"	scheme members who hold dematerialised ordinary shares;
"dematerialised scheme participants"	scheme participants who hold dematerialised ordinary shares;
"document"	this bound circular dated 19 December 2008, including its annexures, attachments and forms;
"document(s) of title"	in respect of certificated Aflease ordinary shares, valid share certificate(s), certified transfer deed(s), balance receipt(s) or any other document(s) of title acceptable to BMA and Aflease in respect of Aflease's ordinary shares;
"DPS"	dividend per share;
"EIS"	Environmental Impact Statement;
"emigrant"	any emigrant from the common monetary area whose address is outside the common monetary area;
"EPS"	earnings per share;
"Exchange Control Regulations"	the South African Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the South African Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"exchange rate"	the ZAR: AUD (ZAR per AUD) exchange rate obtained by calculating the ZAR:AUD (ZAR per AUD) spot exchange mid-rate, being the arithmetic average of the bid and offer rates, quoted by First National Bank as of 11:00, South African time, on the business day on which the rate is to be calculated;
"explanatory statement (blue)"	the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, which forms part of this document;
"finalisation date"	the date on which all the conditions have been fulfilled or waived (where permitted);

"form of proxy (green)"	the form of proxy for the scheme meeting attached to this document, for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only;
"form of surrender and transfer (white)"	the form of surrender and transfer attached to this document for use by certificated ordinary shareholders only;
"Gold One International"	Gold One International Limited, the name that BMA intends to adopt as a consequence of the scheme, it being recorded for the avoidance of doubt that Gold One International Limited will be the same legal entity as BMA;
"IFRS"	International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, International Financial Reporting Interpretations Committee and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee;
"Income Tax"	income tax levied in terms of the Income Tax Act;
"Income Tax Act"	South African Income Tax Act, 1962 (Act 58 to 1962), as amended;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa, licensed as an exchange under the Securities Services Act;
"last practicable date"	the last practicable date prior to the finalisation of this document being Thursday, 4 December 2008;
"MRPDA"	the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended;
"Navada Trading (Pty) Limited"	Navada Trading (Pty) Limited (registration number 2006/019248/07), a private company incorporated in accordance with the laws of South Africa;
"operative date"	the date on which the scheme will become operative being the business day immediately following the consideration record date, which operative date will be notified to ordinary shareholders by way of an announcement to be released on SENS and published in the press and which is expected to be Monday, 23 February 2009;
"ordinary shareholders" or "Aflease ordinary shareholders"	the registered holders of ordinary shares;
"ordinary shares" or "Aflease ordinary shares"	the ordinary shares with a par value of 57 cents in the issued share capital of Aflease;
"own-name dematerialised ordinary shareholders"	ordinary shareholders who have instructed their CSDP to hold their dematerialised shares in their own name on the sub-register (the list of dematerialised ordinary shareholders maintained by the CSDP and forming part of Aflease's register of ordinary shareholders);
"pre-listing statement"	the pre-listing statement and its annexures, prepared for Gold One International (i.e. assuming implementation of the scheme) in compliance with the Listings Requirements of the JSE, and which document will be posted to Aflease ordinary shareholders together with this document;
"Rand" or "R" or "ZAR"	South African Rand, the official currency of South Africa;
"Randgold shares"	ordinary shares in the share capital of Randgold & Exploration Company Limited (registration number 1992/005642/06), a public company incorporated in accordance with the laws of South Africa, with a par value of R0.01 each, listed on the JSE but currently suspended;

"register"	the register of certificated ordinary shareholders maintained by Aflease and the sub-registers of dematerialised ordinary shareholders maintained by the relevant CSDPs in terms of sections 105 and 91A, respectively, of the Companies Act;
"Registrar"	the Registrar of Companies in South Africa;
"replacement BMA staff share options"	options of BMA to be issued to former holders of Aflease staff share options having attributes consistent with paragraph 6.2 of the scheme;
"replacement BMA retainment share options"	options of BMA to be issued to former holders of Aflease retainment share options having attributes consistent with paragraph 6.2 of the scheme;
"restricted period"	the period commencing six months prior to 31 July 2008, being the date of publication of the first cautionary announcement in respect of the acquisition and ending on the last practicable date;
"SARB"	the South African Reserve Bank;
"SAMREC Code"	South African Code for Reporting of Mineral Resources and Ore Reserves;
"scheme" or "scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by BMA between Aflease and the Aflease ordinary shareholders in terms of which BMA will, if the scheme of arrangement becomes operative, acquire the scheme shares and in exchange the scheme participants will receive the scheme consideration;
"scheme consideration"	the consideration to be received in terms of the scheme by each scheme participant for the scheme shares held by him, being 1 BMA ordinary share, post the anticipated BMA consolidation, for every 1 scheme share held by the scheme participant, and credited as fully paid-up;
"scheme meeting"	the meeting of scheme members to be convened pursuant to an order by the Court in terms of section 311 of the Companies Act to be held at 09:00 on Wednesday, 21 January 2009 at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg or any adjournment thereof, to consider and, if thought fit, agree to the scheme;
"scheme members"	Aflease ordinary shareholders recorded in the register as such on the voting record date, and who are therefore entitled to attend and vote at the scheme meeting;
"scheme participants"	Aflease ordinary shareholders recorded in the register as such on the consideration record date and who are therefore entitled to receive the scheme consideration;
"scheme shares"	all ordinary shares held by scheme participants on the consideration record date;
"Securities Services Act"	the South African Securities Services Act, 2004 (Act 36 of 2004);
"Securities Transfer Tax"	any tax payable for the transfer of securities in terms of the Securities Transfer Tax Act 25 of 2007;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa" or "RSA"	the Republic of South Africa;
"SRP"	the South African Securities Regulation Panel, established in terms of section 440B of the Companies Act;

"Strate"	Strate Limited (registration number 1998/022242/06), a public company incorporated in South Africa, which is a licensed central securities depository in terms of the Securities Services Act which is responsible for the electronic clearing and settlement system used by the JSE;
"sub-register"	the record of uncertificated securities administered and maintained by a CSDP and which forms part of the company's register of members as defined by the Companies Act, excluding any nominee;
"subsidiary"	a subsidiary company as defined in terms of the Companies Act;
"transfer secretaries"	Computershare Investor Services (Proprietary) Limited (registration number 2004/003647/07), a private company incorporated in accordance with the laws of South Africa, and the South African transfer secretaries of BMA and Aflease;
"Trinity"	Trinity Asset Management (Proprietary) Limited (registration number 1996/010864/07), a private company incorporated in accordance with the laws of South Africa;
"Twin Hills Operations"	Twin Hills Operations (Pty) Limited (ACN 064 698 504), a private company incorporated under the laws of Australia, which holds the Twin Hills Mining tenements comprising: EPM 8693, EPM 4459, EPM 12012, EPM 14585 and ML 70316, and a wholly-owned subsidiary of BMA;
"United States" or "US"	United States of America;
"US Securities Act"	United States Securities Act of 1933, as amended;
"VAT"	South African Value-Added Tax payable in terms of the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended; and
"voting record date"	the latest time and date for ordinary shareholders to be recorded in the register in order to be entitled to vote at the scheme meeting, being 17:00 on the business day which is 3 business days before the scheme meeting, which business day is expected to be Friday, 16 January 2009.

NOTICE OF SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(TRANSVAAL PROVINCIAL DIVISION) **Case No: 55875/2008**

Before the Honourable Justice Potterill

In the ex parte application of:

AFLEASE GOLD LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)

NOTICE IS HEREBY GIVEN that, in terms of an Order of Court dated Wednesday, 17 December 2008, the High Court of South Africa (Transvaal Provincial Division) ("the Court") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973) as amended ("Companies Act"), that a meeting ("scheme meeting") of the ordinary shareholders of the Applicant registered as such at 17:00 on Friday, 16 January 2009 or, if the scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) which is 2 (two) business days before the date of such adjourned meeting, but excluding BMA Gold Limited and any of its subsidiary companies, a subsidiary of the Applicant (within the meaning of section 1 of the Companies Act) and the trustees for the time being of the Aflease Gold Share Incentive Scheme Trust ("scheme members"), be held under the chairpersonship of Mr Jonathan Schlosberg, or failing him any other director of the attorney's firm Bowman Gilfillan Inc. nominated for that purpose by Applicant's attorney of record ("Chairperson"), at 09:00, on Wednesday, 21 January 2009 (or any adjourned date as determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("scheme") proposed by BMA Gold Limited ("BMA") between the Applicant and the ordinary shareholders of the Applicant ("scheme participants") registered as such on the record date to receive the consideration in terms of the scheme ("consideration record date"); provided that the scheme meeting shall not be entitled to agree to any modifications of the scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to scheme participants.

The implementation of the scheme is subject to the fulfilment of the conditions stated therein including, but not limited to, the sanction of the Court.

The basic object and effect of the scheme of arrangement is that, upon implementation, BMA will acquire all the issued ordinary shares of the Applicant. In exchange, the scheme participants will receive 1 ordinary share of BMA, post the anticipated BMA consolidation, for every 1 Aflease ordinary share held by such scheme participants on the consideration record date for the scheme.

Copies of this notice, the scheme, the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, the form of proxy (green) to be used at the scheme meeting, the Order of Court authorising the convening of the scheme meeting and a form of surrender and transfer (white) will be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the scheme meeting to: (a) each ordinary shareholder whose name appears on the Applicant's register and sub-registers, to that ordinary shareholder's address appearing in the register and relevant sub-register (as the case may be) and (b) each person who is beneficially entitled to ordinary shares in the Applicant, to that person's address identified by the Applicant's transfer secretaries. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses shall be performed by the Applicant's transfer secretaries and shall take place as at 17:00 on the fifth business day before the date of posting. In addition, copies may on request by the ordinary shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the scheme meeting or any adjournment thereof, at the registered office of the Applicant, at First Floor, 45 Empire Road, Parktown, Johannesburg.

Each scheme member who holds certificated ordinary shares in the Applicant ("certificated scheme member") or who holds dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker with "own-name" registration ("dematerialised own name scheme member") may attend, speak and vote in person at the scheme meeting or any adjournment thereof, or may

appoint any other person or persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the scheme meeting or any adjournment thereof in the place of such certificated scheme member or dematerialised own name scheme member.

Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant's transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 19 January 2009 or on the business day immediately preceding any adjournment thereof. Alternatively, the form of proxy may be handed to the Chairperson no later than 10 (ten) minutes before the time for which the scheme meeting has been convened.

Each scheme member who holds dematerialised shares in the Applicant through a CSDP or broker, other than a dematerialised own name scheme member ("dematerialised scheme member"), must give his/her voting instructions to his/her CSDP or broker by the time and in the manner prescribed in the custody agreement concluded between the relevant scheme member and his/her CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or be represented thereat by proxy he/she should timeously inform his/her CSDP or broker of his/her intention to attend and vote in person at the scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him/her with the necessary letter of representation to do so.

Where there are joint holders of the Applicant's ordinary shares, any one of such persons may vote at the scheme meeting in respect of those ordinary shares as if such joint holder was solely entitled thereto, but if more than 1 (one) of the joint holders is present or represented at the scheme meeting, then the joint holder whose name appears first in the Applicant's register of members in respect of such ordinary shares (or his/her proxy) will be entitled to vote in respect of those shares at the scheme meeting. If more than 1 (one) proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the Chairperson must report the result of the scheme meeting to the Court on Tuesday, 3 February 2009 at 10:00 or so soon thereafter as counsel may be heard. A copy of the Chairperson's report to the Court will be available, free of charge, to any scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 3 February 2009 or, any extension of such date.

Jonathan Schlosberg
Chairperson of the scheme meeting

care of:

DENEYS REITZ
Applicant's Attorneys
8th Floor, Southern Life Centre
8 Riebeek Street
Cape Town, 8001
and
82 Maude Street
Sandton, 2146
Johannesburg
Ref: MT Steyn
Tel: 021 405 1200

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY

BMA Gold Limited

(Incorporated in Australia)
(ACN: 094 265 746)
ASX Sharecode: BMO ISIN: AU000000BMO7

EXPLANATORY STATEMENT

IN TERMS OF SECTION 312(1)(a)(i) OF THE COMPANIES ACT ON THE REASONS FOR AND EFFECTS OF THE SCHEME

Directors of Aflease

Executive

NJ Froneman *(Chief Executive Officer)*#
IJ Marais *(Chief Operating Officer)*#
CD Chadwick *(Chief Financial Officer)*#

Non-executive

S Zungu *(Chairman)*#
KV Dicks#
SN Maziya-Sandanezwe#
S Swana#

Directors of BMA

Executive

M Wheatley *(Managing Director and Chief Executive Officer)**
K Winters *(Executive Director)**

Non-executive

M O'Keeffe *(Non-executive Chairman)**

South African
* Australian

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this explanatory statement.

1. INTRODUCTION

1.1 It was announced on SENS on Thursday, 20 November 2008 that BMA and Aflease had signed the acquisition agreement in terms of which the parties agreed to effect the scheme.

1.2 The acquisition is to be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act proposed by BMA between Aflease and its shareholders. Following the implementation of the scheme, all of the issued shares in Aflease will be held by BMA and the listing of the entire issued ordinary share capital of Aflease on the JSE will be terminated. As consideration for their scheme shares, the scheme participants will receive BMA ordinary shares in the acquisition ratio.

1.3 BMA has applied for a dual listing of its ordinary shares on the JSE. BMA has received the requisite South African regulatory approvals to list on the JSE, subject to the scheme becoming operative, with effect from the commencement of trading on the JSE on Monday, 16 February 2009. Accordingly, BMA will have its primary listing on the ASX and a dual primary listing on the JSE. This will enable the scheme participants to trade their BMA ordinary shares either on the JSE, which trade will reflect on the South African register of BMA, or on the ASX, which trade will reflect on the Australian register, depending on whether or not a scheme participant has its shares registered on BMA's Australian or South African share register. Generally, South African residents will be restricted to holding their shares on BMA's South African register. After the implementation of the scheme and subject to shareholder approval, BMA will change its name to Gold One International. Existing shareholders of Aflease will hold approximately 95.8 percent of Gold One and existing BMA shareholders will hold approximately 4.2 percent of Gold One.

1.4 The purpose of this document is to provide ordinary shareholders with all the information pertinent to the scheme in accordance with the requirements of the Companies Act, the SRP and the JSE.

1.5 This explanatory statement sets out the reasons for and the effects and procedures of the scheme and does not constitute the scheme itself. The scheme (yellow) is set out in full in the section commencing on page 27 of this document. For a full understanding of the detailed terms and conditions of the scheme, the scheme should be read in its entirety.

2. THE SCHEME

2.1 Rationale for the scheme

2.1.1 The rationale for the scheme is to create a growth-focused international gold developer, with significant production potential, that will benefit from:

2.1.1.1 an attractive portfolio of gold assets in Southern Africa and Australia, including the Modder East mine on the East Rand of Gauteng in South Africa which is close to production;

2.1.1.2 a gold resource of more than 15 million ounces (31.81m tonnes at 2.87 g/t for 2.94m ounces of measured and indicated material and 100.79m tonnes at 3.73 g/t for 12.07m ounces of inferred material in South Africa and 195,000 ounces of gold at 7.3 g/t Au including 70,000 ounces of inferred material at 7.8 g/t Au in Australia) providing it with a robust project pipeline and growth profile;

2.1.1.3 a strong executive team with significant industry experience and a diverse skills set;

2.1.1.4 access to global capital markets and increased liquidity given listings on two key resource stock exchanges and share registers with strong institutional compositions; and

2.1.1.5 the capability to grow into a mid-tier international precious metals producer with a premium market rating.

2.1.2 The management of BMA and Aflease believe that Gold One International will be able to generate value and growth from the resulting mix of projects and skills of the combined business, and that the capital markets will recognise and reflect this value. The combined business will unify Aflease's South African, Namibian and Mozambican assets with BMA's properties in Australia. The combination of the two businesses will create a prospective suite of projects which range from the Twin Hills epithermal gold exploration project in the Drummond Basin of Queensland, through to advanced stage gold development projects such as Modder East and Sub Nigel on the East Rand of South Africa. The depth of the project portfolio would provide management the opportunity to more discerningly prioritise projects and utilise its exploration and development teams in order to progress each project. This diversifies the BMA and Aflease businesses from a geological and an operating risk perspective.

2.1.3 From a management and technical skills perspective, similar benefits are expected from the combination of the two businesses. Existing skills from the two companies will be better utilised across the wider set of assets. In particular, the skills BMA has from an exploration and geological perspective will benefit certain of Aflease's projects and Aflease's engineering and operational capabilities will be applied to BMA's projects. Importantly, in the current competitive environment for skills, the combined business will have a larger asset base and better opportunities than either of the two combining businesses has on a stand-alone basis. Management believes that these opportunities would allow it to retain and more readily attract the skills required to fully realise the potential of the underlying assets.

2.1.4 As a larger gold development and exploration business, management also expects to realise further benefits relative to smaller competitors. This is expected to include greater leverage with suppliers and service providers, which may translate into cost savings and is expected to allow for reduced lead-times and more expedited scheduling. Related benefits are expected in areas such as logistics, with an integrated team coordinating movement of people, equipment, consumables and eventually product.

2.1.5 Management also believes that the combined business will be more attractive as an exploration or development partner for existing mineral rights holders in various parts of South Africa, Australia and throughout the world. Similarly, various levels of host

governments, communities and other constituents are expected to view favourably the increased capabilities of the combined business in respect of advancing projects in a progressive and responsible manner.

2.1.6 Capital markets access is expected to improve by combining the two businesses. Upon implementation of the scheme of arrangement an ASX listing would ensue, providing Gold One International with access to global capital markets. Due to the lack of mid-tier gold producers listed on the ASX, Gold One International is expected to draw much attention from the global investment community on the ASX. This should allow the combined business to access broader pools of institutional and retail funds in Australia and South Africa as well as the international markets in general. With the distinct listings and an active investment community following in each of Australia and South Africa, management expects the combined business to be subject to less market specific volatility and to be less reliant on either market for funding.

2.1.7 The combined management team intends to remain flexible in its approach to the development of its business and optimisation of value, taking into account the results of its programs on various projects, changing business and competitive environments and additional opportunities that may arise. Initially, management expects to focus on a limited number of specific strategies.

2.1.8 A formal process of project analysis and assessment will be used to prioritise efforts and allocate resources for maximum benefit. This review will be undertaken on a continuous cycle, with peer input, and where necessary external consultants, being used to ensure that the most financially advantageous projects are focused on.

2.1.9 External growth will be assessed without distracting teams focused on existing operations. Management will use its knowledge base and relationships to focus on identifying and acquiring additional exploration rights in prospective areas in close proximity to the current portfolios in South Africa, Namibia, Mozambique and Australia. Opportunistic growth in other areas may be pursued where there is a high level of comfort that such activities will not impede the organic development program.

2.1.10 **For further details on the projects of Aflease and BMA please refer to Annexure 7 to the pre-listing statement. The full technical reports are available on Aflease's website www.afleasegold.com and BMA's website www.bmagold.com.au and are available for inspection in terms of paragraph 12 of the additional information section below.**

2.2 Nature and mechanics of a scheme of arrangement

2.2.1 In terms of section 311 of the Companies Act, a scheme of arrangement between a company and its members (or any class of its members) will become binding on that company and all members of the relevant class (whether or not such member agrees with the scheme of arrangement and is willing to be bound) if:

2.2.1.1 a meeting of members has been convened in a manner directed by the Court;

2.2.1.2 the scheme of arrangement is agreed to by not less than three-fourths of the votes exercised by the members entitled to be present and voting, either in person or by proxy, at such meeting;

2.2.1.3 after such approval, the scheme of arrangement is sanctioned by the Court at an open hearing;

2.2.1.4 the Order of Court sanctioning the scheme of arrangement is lodged with, and registered by, the Registrar; and

2.2.1.5 all conditions for the implementation of the scheme of arrangement have been fulfilled or waived (where permitted).

2.2.2 The Court has granted an Order (a copy of which is set out on pages 76 to 79 of this document) in terms of which a scheme meeting of Aflease ordinary shareholders is to be convened to consider the scheme.

2.3 Procedure

2.3.1 The scheme meeting

2.3.1.1 The scheme will be put to a vote at the scheme meeting to be held at 09:00 on Wednesday, 21 January 2009 at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg or at any adjournment thereof. The notice convening the scheme meeting is set out on pages 18 and 19 of this document.

2.3.1.2 Each certificated scheme member or own-name dematerialised scheme member who is recorded in the register on the voting record date, may attend, speak and vote at the scheme meeting in person or appoint a proxy (including the Chairperson of the scheme meeting) to represent him at the scheme meeting.

2.3.1.3 Each certificated scheme member or own-name dematerialised scheme member wishing to vote by proxy at the scheme meeting, must complete and sign the form of proxy (green) in accordance with the instructions contained therein and post such form of proxy (green) to, or lodge it with, the transfer secretaries so as to be received not later than 09:00 on Monday, 19 January 2009 or the business day immediately preceding any adjourned scheme meeting. Alternatively, the form of proxy (green) may be handed to the Chairperson of the scheme meeting not less than 10 minutes before the time for which the scheme meeting or any adjournment thereof has been convened. Notwithstanding the aforegoing, the Chairperson of the scheme meeting (or any adjourned scheme meeting) may approve, in the Chairperson's discretion, the use of any other form of proxy.

2.3.1.4 Each dematerialised scheme member, other than an own-name dematerialised scheme member, must give his voting instructions to his CSDP or broker by the time and in the manner prescribed in the custody agreement concluded between the relevant dematerialised scheme member and his CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or to be represented thereat by proxy, he should timeously inform his CSDP or broker of his intention to attend and vote in person at the scheme meeting or to be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary Letter of Representation to do so.

2.3.1.5 Scheme members who wish to address the scheme meeting regarding the scheme will be given the opportunity to do so. Dematerialised scheme members, other than own-name dematerialised scheme members, should, in accordance with paragraph 2.3.1.4 above, arrange with their CSDP or broker for the necessary Letter of Representation for them to attend and address the scheme meeting.

2.3.1.6 Scheme members who oppose the scheme may:

2.3.1.6.1 **vote against the scheme, either in person or by proxy; and/or**

2.3.1.6.2 **voice their opinions at the scheme meeting (provided that dematerialised scheme members, other than own-name dematerialised scheme members, must have obtained the necessary authority from their CSDP or broker to do so); and/or**

2.3.1.6.3 **make representations to the Court (if the scheme is approved at the scheme meeting by the requisite majority) at the time of the Court hearing referred to in paragraph 2.3.2 below as to why the scheme should not be sanctioned.**

2.3.2 Court hearing

2.3.2.1 If the scheme is approved by the requisite majority of scheme members at the scheme meeting, application will be made to the Court to sanction the scheme at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 3 February 2009. The Court is located at the High Court Building, Vermeulen Street, Pretoria.

2.3.2.2 **Scheme members are entitled to attend the Court hearing to sanction the scheme in person, or to be represented by Counsel and to be heard concerning any objections they may have to the scheme.**

2.3.2.3 If the Court sanctions the scheme, the Order of Court sanctioning the scheme will

be lodged with the Registrar for registration. When the Order of Court is registered and all the conditions have been fulfilled or waived (where permitted), which is expected to occur on Thursday, 5 February 2009, the scheme will become binding on all scheme participants, including those who voted against the scheme or who did not attend or vote at the scheme meeting.

2.4 Effects of the scheme

2.4.1 If the scheme becomes operative, scheme participants (whether or not they voted in favour of the scheme):

2.4.1.1 shall be deemed, with effect from the operative date, to have disposed of all of their ordinary shares to BMA, who will become the beneficial owner of the entire issued share capital of Aflease; and

2.4.1.2 scheme participants shall become entitled to receive the scheme consideration.

2.4.2 Aflease will procure:

2.4.2.1 the transfer of the scheme shares to BMA on behalf of each scheme participant;

2.4.2.2 registration of the certificated scheme shares disposed of by the certificated scheme participants in the name of BMA or its nominee; and

2.4.2.3 the collection on behalf of each scheme participant of the scheme consideration from BMA and the delivery of the scheme consideration to each scheme participant in accordance with the provisions of the scheme.

2.4.3 As between Aflease and the scheme participants, only Aflease will be entitled to:

2.4.3.1 enforce the provisions of the scheme against BMA; and

2.4.3.2 enforce the rights of the scheme participants to receive the scheme consideration from BMA.

2.4.4 Scheme participants will be entitled to require Aflease to enforce such rights against BMA.

2.4.5 Aflease will become a wholly-owned subsidiary of BMA and, as a result, the listing of the Aflease ordinary shares on the JSE will be terminated.

2.4.6 Subject to the fulfilment or waiver of the conditions to the scheme, the BMA ordinary shares will be listed on the JSE.

2.5 Operative date

It is expected that the scheme will become operative at the commencement of trading on the JSE on Monday, 23 February 2009, subject to the fulfilment or waiver (where permitted) of the conditions set out in paragraph 3 of this explanatory statement.

2.6 Procedures for surrender of document(s) of title and the settlement of the scheme consideration

The procedures for the surrender of document(s) of title and the settlement of the scheme consideration are set out in detail in paragraphs 8 to 10 of the scheme.

2.7 Exchange control regulations and tax considerations

2.7.1 Scheme participants will receive the scheme consideration subject to Exchange Control Regulations.

2.7.2 A summary of the Exchange Control Regulations and tax considerations relevant for scheme participants are set out in paragraphs 12 and 14 of the scheme.

3. CONDITIONS

3.1 The implementation of the scheme is subject to the fulfilment or waiver (where permitted) of the following conditions:

3.1.1 the fulfilment or waiver (where permitted) of all the outstanding conditions as set out in the

acquisition agreement, which agreement is available for inspection at the registered office of Aflease during normal business hours on business days, from the date of issue of this document up to and including the operative date of the Scheme. These conditions provide, in summary, that:

3.1.1.1 the holders of the Aflease convertible bonds shall have agreed to an exchange of BMA convertible bonds for the Aflease convertible bonds on mutually acceptable amended or new terms for such bonds;

3.1.1.2 the Aflease ordinary shareholders shall have approved the amended terms of the Aflease convertible bonds as part of the scheme;

3.1.1.3 holders of Aflease retainment share options and Aflease staff share options shall either have exercised their Aflease retainment share options and Aflease staff share options or have agreed to accept replacement BMA retainment share options and replacement BMA staff share options;

3.1.1.4 the JSE and the ASX shall have unconditionally approved the listing on their respective exchanges of BMA ordinary shares, including the shares to be issued in terms of the scheme;

3.1.1.5 the scheme shares will not be subject to any resale restrictions in Australia;

3.1.1.6 the scheme shares shall be exempt from registration under the securities laws of the United States and the distribution of the scheme shares in the United States pursuant to the BMA ADR programme which is intended to replace the Aflease ADR programme will not contravene any law of the United States;

3.1.1.7 all governmental, regulatory, court approvals and all other approvals, including SARB approval, shall have been obtained in South Africa and Australia;

3.1.1.8 the Competition Authorities approving, if required by law to do so, the scheme in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to BMA and Aflease, acting reasonably; and

3.1.1.9 the provisions contained in paragraphs 3.1.2 to 3.1.7 below be complied with;

3.1.2 the scheme being approved at the scheme meeting by not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting or any adjournment thereof, excluding BMA;

3.1.3 the Court sanctioning the scheme;

3.1.4 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar in terms of the Companies Act;

3.1.5 the approval by the majority of the votes cast at a BMA ordinary shareholders meeting of the resolutions necessary to implement that acquisition;

3.1.6 BMA obtaining the requisite Australian regulatory approvals, including without limitation the approval of the ASX; and

3.1.7 there being no action taken under any applicable law or by any government or governmental or regulatory authority which:

3.1.7.1 makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the acquisition and/or the scheme; or

3.1.7.2 results or could reasonably be expected to result in a judgment, order, decree or assessment or damages directly or indirectly relating to the acquisition and/or the scheme which is or could be materially adverse to BMA or Aflease, respectively, on a consolidated basis.

3.2 If the date for the implementation of the scheme needs to be extended beyond the anticipated operative date for the scheme of Monday, 23 February 2009 due to the fact that one or more conditions may still be outstanding, Aflease will advise Aflease ordinary shareholders of this fact by way of an announcement released on SENS and published in the press.

3.3 An announcement will be released on SENS and published in the press as soon as possible after the fulfilment or non-fulfilment, as the case may be, of the conditions.

3.4 If any conditions are still outstanding at 30 June 2009, the scheme will probably not be proceeded with, although Aflease and BMA will be entitled to agree to an extension of the date by which those conditions have to be fulfilled or waived.

4. NOTICE TO NON-SOUTH AFRICAN ORDINARY SHAREHOLDERS

As regards scheme participants resident in, or citizens of, jurisdictions outside of South Africa ("overseas scheme participants"), the scheme may be affected by the laws of the relevant jurisdictions. Such overseas scheme participants should inform themselves about and observe any applicable legal requirements of such other jurisdictions. It is the responsibility of the overseas scheme participants to satisfy themselves as to the full observance of such laws including the obtaining of any governmental, Exchange Control or other consents which may be required or the compliance with any other necessary formalities which are required to be observed and the payment of any transfer or other taxes due in such jurisdictions.

For and on behalf of the board

AFLEASE GOLD LIMITED

N Froneman
Director

Johannesburg
19 December 2008

For and on behalf of the board

BMA GOLD LIMITED

M Wheatley
Director

Sydney
19 December 2008

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY

BMA Gold Limited

BMA Gold Limited

(Incorporated in Australia)
(ACN: 094 265 746)
ASX Sharecode: BMO ISIN: AU000000BMO7

SCHEME OF ARRANGEMENT

IN TERMS OF SECTION 311 OF THE COMPANIES ACT

1. DEFINITIONS AND INTERPRETATION

In this scheme, unless otherwise stated or the context indicates otherwise, the words in the first column shall have the meanings stated opposite them in the second column and related expressions shall bear corresponding meanings; words in the singular include the plural and *vice versa*; words denoting one gender include the other genders and references to a "person" include references to juristic persons and *vice versa*:

"acquisition agreement"	the agreement between BMA and Aflease dated Monday, 17 November 2008, in terms of which the acquisition was agreed;
"acquisition"	the acquisition by BMA of the entire issued ordinary share capital of Aflease in terms of the scheme and which will have the effect of Aflease becoming a wholly-owned subsidiary of BMA, which will, have a primary listing on the ASX and a dual primary listing on the JSE;
"acquisition ratio"	1 BMA ordinary share, post the anticipated BMA consolidation, for every 1 Aflease ordinary share held by each scheme member;
"ADR"	American Depository Receipts, being negotiable United States of America certificates, representing ownership of shares in a non-United States of America corporation, which are quoted and traded freely like other securities in the United States of America over-the-counter market and stock exchanges;
"Aflease"	Aflease Gold Limited (registration number 1984/006179/06), a public company incorporated in accordance with the laws of South Africa and the ordinary shares of which are listed on the JSE;
"Aflease ADR"	an ADR representing 10 Aflease ordinary shares;
"Aflease board"	the board of directors of Aflease from time to time;
"Aflease convertible bond"	the 600 bonds of ZAR1,000,000 each issued on 13 December 2007 by Aflease and that are convertible five years from the date of issue, or earlier on the occurrence of certain trigger events described in the terms and conditions governing those bonds;
"Aflease group"	Aflease and its subsidiaries from time to time;
"Aflease retainment share options"	options to acquire Aflease ordinary shares, issued in terms of the Aflease staff share scheme to key employees which vest on the third anniversary of the grant date;

"Aflease staff share options"	options to acquire Aflease ordinary shares issued in terms of the Aflease staff share scheme which vest a third on the grant date, a third on the first anniversary and a third on the second anniversary of the grant date;
"Aflease staff share scheme"	the Aflease Gold Share Incentive Scheme Trust (Master's reference number IT2345/05);
"African Companies"	in terms of the current Exchange Control policy, a company will be deemed to be regarded as "African" if it is domiciled in Africa or its activities are geographically located in Africa. Companies that are domiciled outside Africa but with the majority of their activities geographically located in countries which are part of the African Union will also be included in this classification;
"AIFRS"	Australian IFRS which includes Australian equivalents to IFRS;
"ASX"	ASX Limited (ACN 008 624 691) or, if the context requires, the financial market conducted by it, known as the Australian Securities Exchange;
"Australian Dollar" or "AU" or "AUD"	Australian Dollar, the official currency of Australia;
"Australian Silicon Operations"	Australian Silicon Operations Pty Limited (ACN 091 097 675), a private company incorporated under the laws of Australia, and a wholly owned subsidiary of BMA;
"BMA"	BMA Gold Limited (ACN 094 265 746), a company incorporated in accordance with the laws of Australia, the ordinary shares of which are listed on the ASX, it being recorded that BMA intends to adopt the name Gold One International as a consequence of the scheme;
"BMA ADR"	an ADR representing 10 BMA ordinary shares, post the anticipated BMA consolidation;
"BMA Board"	the board of directors of BMA from time to time;
"BMA consolidation"	a consolidation of the BMA ordinary shares such that BMA ordinary shareholders will receive 1 BMA ordinary share for every 20 ordinary shares currently held;
"BMA convertible bond"	the Aflease convertible bond as amended conforming to the attributes stated in paragraph 6.1 of the scheme;
"BMA ordinary shares"	ordinary shares in the issued share capital of BMA;
"broker"	any person registered as a "broking member (equities)" in terms of the rules of the JSE made in accordance with the provisions of the Securities Services Act;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cents"	South African cents in the official currency of South Africa;
"certificated ordinary shareholders"	holders of certificated ordinary shares;
"certificated ordinary shares"	ordinary shares which have not yet been dematerialised, title to which is represented by a share certificate or other document(s) of title;
"certificated scheme members"	scheme members who hold certificated ordinary shares;
"certificated scheme participants"	scheme participants who hold certificated ordinary shares;
"CGT"	Capital Gains Tax as levied in terms of Schedule 8 to the Income Tax Act;

"Chairperson"	the chairperson of the scheme meeting;
"close of business"	the close of business in South Africa being 17:00 South African time;
"Code"	the Securities Regulation Code on Take-overs and Mergers issued by the SRP in terms of section 440C of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"Competition Act"	the South African Competitions Act, 1998 (Act 89 of 1998), as amended;
"Competition Authorities"	the Competition Commission, Competition Tribunal and/or Competition Appeal Court established in terms of the Competition Act;
"conditions"	the conditions to which the implementation of the scheme is subject, as set out in paragraph 7 of the scheme;
"consideration record date"	the latest date and time for ordinary shareholders to be recorded in the register in order to receive the scheme consideration, being 17:00 on the business day preceding the operative date, which business day is expected to be Friday, 20 February 2009;
"Counsel"	the South African legal practitioner representing Aflease or a scheme member at the Court application regarding the sanctioning of the scheme;
"Court"	the High Court of South Africa (Transvaal Provincial Division), which is located at the High Court Building, Vermeulen Street, Pretoria;
"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialisation"	the process by which shares held by certificated shareholders are converted or held in electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised ordinary shareholders"	holders of dematerialised ordinary shares;
"dematerialised ordinary shares"	those ordinary shares which have been dematerialised in terms of the requirements of Strate and are held in electronic form;
"dematerialised scheme members"	scheme members who hold dematerialised ordinary shares;
"dematerialised scheme participants"	scheme participants who hold dematerialised ordinary shares;
"document"	this bound circular dated Friday, 19 December 2009, including its annexures, attachments and forms;
"document(s) of title"	in respect of certificated Aflease ordinary shares, valid share certificate(s), certified transfer deed(s), balance receipt(s) or any other document(s) of title acceptable to BMA and Aflease in respect of Aflease's ordinary shares;
"DPS"	dividend per share;
"EIS"	Environmental Impact Statement;

"emigrant"	any emigrant from the common monetary area whose address is outside the common monetary area;
"EPS"	earnings per share;
"Exchange Control Regulations"	the South African Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the South African Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"exchange rate"	the ZAR: AUD (ZAR per AUD) exchange rate obtained by calculating the ZAR:AUD (ZAR per AUD) spot exchange mid-rate, being the arithmetic average of the bid and offer rates, quoted by First National Bank as of 11:00, South African time, on the business day on which the rate is to be calculated;
"explanatory statement (blue)"	the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, which forms part of this document;
"finalisation date"	the date on which all the conditions have been fulfilled or waived (where permitted);
"form of proxy (green)"	the form of proxy for the scheme meeting attached to this document, for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only;
"form of surrender and transfer (white)"	the form of surrender and transfer attached to this document for use by certificated ordinary shareholders only;
"Gold One International"	Gold One International Limited, the name that BMA intends to adopt as a consequence of the scheme, it being recorded for the avoidance of doubt that Gold One International will be the same legal entity as BMA;
"IFRS"	International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, International Financial Reporting Interpretations Committee and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee;
"Income Tax"	income tax levied in terms of the Income Tax Act;
"Income Tax Act"	South African Income Tax Act, 1962 (Act 58 to 1962), as amended;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa, licensed as an exchange under the Securities Services Act;
"last practicable date"	the last practicable date prior to the finalisation of this document being Thursday, 4 December 2008;
"MRPDA"	the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended;
"Navada Trading (Pty) Limited"	Navada Trading (Pty) Limited (registration number 2006/019248/07), a private company incorporated in accordance with the laws of South Africa;
"operative date"	the date on which the scheme will become operative being the business day immediately following the consideration record date, which operative date will be notified to ordinary shareholders by way of an announcement to be released on SENS and published in the press and which is expected to be Monday, 23 February 2009;

"Order"	an order of the court;
"ordinary shareholders" or "Aflease ordinary shareholders"	the registered holders of ordinary shares;
"ordinary shares" or "Aflease ordinary shares"	the ordinary shares with a par value of 57 cents in the issued share capital of Aflease;
"own-name dematerialised ordinary shareholders"	ordinary shareholders who have instructed their CSDP to hold their dematerialised shares in their own name on the sub-register (the list of dematerialised ordinary shareholders maintained by the CSDP and forming part of Aflease's register of ordinary shareholders);
"pre-listing statement"	the pre-listing statement and its annexures, prepared for Gold One International (i.e. assuming implementation of the scheme) in compliance with the Listings Requirements of the JSE, and which document will be posted to Aflease ordinary shareholders together with this document;
"Rand" or "R" or "ZAR"	South African Rand, the official currency of South Africa;
"Randgold shares"	ordinary shares in the share capital of Randgold & Exploration Company Limited (registration number 1992/005642/06), a public company incorporated in accordance with the laws of South Africa, with a par value of R0.01 each, listed on the JSE but currently suspended;
"register"	the register of certificated ordinary shareholders maintained by Aflease and the sub-registers of dematerialised ordinary shareholders maintained by the relevant CSDPs in terms of section 105 and 91A, respectively, of the Companies Act;
"Registrar"	the Registrar of Companies in South Africa;
"replacement BMA staff share options"	options of BMA to be issued to former holders of Aflease staff share options having attributes consistent with paragraph 6.2 of the scheme;
"replacement BMA retainment share options"	options of BMA to be issued to former holders of Aflease retainment share options having attributes consistent with paragraph 6.2 of the scheme;
"restricted period"	the period commencing six months prior to 31 July 2008, being the date of publication of the first cautionary announcement in respect of the acquisition and ending on the last practicable date;
"SA GAAP"	South African Generally Accepted Accounting Practices;
"SARB"	the South African Reserve Bank;
"scheme" or "scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by BMA between Aflease and the Aflease ordinary shareholders in terms of which BMA will, if the scheme of arrangement becomes operative, acquire the scheme shares and in exchange the scheme participants will receive the scheme consideration;
"scheme consideration"	the consideration to be received in terms of the scheme by each scheme participant for the scheme shares held by him, being 1 BMA ordinary share, post the anticipated BMA consolidation, for every 1 scheme share held by the scheme participant, and credited as fully paid-up;

"scheme meeting"	the meeting of scheme members to be convened pursuant to an Order by the Court in terms of section 311 of the Companies Act to be held at 09:00 on Wednesday, 21 January 2009 at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg or any adjournment thereof, to consider and, if thought fit, agree to the scheme;
"scheme members"	Aflease ordinary shareholders recorded in the register as such on the voting record date, and who are therefore entitled to attend and vote at the scheme meeting;
"scheme participants"	Aflease ordinary shareholders recorded in the register as such on the consideration record date and who are therefore entitled to receive the scheme consideration;
"scheme shares"	all ordinary shares held by scheme participants on the consideration record date;
"Securities Services Act"	the South African Securities Services Act, 2004 (Act 36 of 2004);
"Securities Transfer Tax"	any tax payable for the transfer of securities in terms of the Securities Transfer Tax Act 25 of 2007;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa" or "RSA"	the Republic of South Africa;
"SRP"	the South African Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"Strate"	Strate Limited (registration number 1998/022242/06), a public company incorporated in South Africa, which is a licensed central securities depository in terms of the Securities Services Act which is responsible for the electronic clearing and settlement system used by the JSE;
"sub-register"	the record of uncertificated securities administered and maintained by a CSDP and which forms part of the company's register of members as defined by the Companies Act, excluding any nominee;
"subsidiary"	a subsidiary company as defined in terms of the Companies Act;
"transfer secretaries"	Computershare Investor Services (Proprietary) Limited (registration number 2004/003647/07), a private company incorporated in accordance with the laws of South Africa, and the South African transfer secretaries of BMA and Aflease;
"Trinity"	Trinity Asset Management (Proprietary) Limited (registration number 1996/010864/07), a private company incorporated in accordance with the laws of South Africa;
"Twin Hills Operations"	Twin Hills Operations (Pty) Limited (ACN 064 698 504), a private company incorporated under the laws of Australia, which holds the Twin Hills Mining tenements comprising: EPM 8693, EPM 4459, EPM 12012, EPM 14585, and ML 70316 and a wholly-owned subsidiary of BMA;
"United States" or "US"	United States of America;
"US Securities Act"	United States Securities Act of 1933, as amended;
"VAT"	South African Value-Added Tax payable in terms of the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended; and
"voting record date"	the latest time and date for ordinary shareholders to be recorded in the register in order to be entitled to vote at the scheme meeting, being 17:00 on the business day which is 3 business days before the scheme meeting, which business day is expected to be Friday, 16 January 2009.

2. SHARE CAPITAL OF AFLEASE

The authorised and issued share capital and share premium account of Aflease at the last practicable date is set out below:

	R
Authorised share capital	
1,775,000,000 ordinary shares of 57 cents each	1,011,750,000
Issued share capital	
556,151,869 ordinary shares of 57 cents each	317,006,565
Share premium account	84,526,497
Total issued share capital and share premium	401,533,062

There are 126,434 treasury shares. These are the ordinary shares held by the Aflease Staff Share Scheme.

3. THE SCHEME AND ITS OBJECTIVE

3.1 The scheme consists of its main part described in paragraph 5 below and its additional part described in paragraph 6 below. The vote in favour of the scheme would constitute a vote in favour of both the main and the additional parts of the scheme.

3.2 The objective of the scheme is to effect an acquisition of Aflease by BMA by procuring that the scheme shares are acquired by BMA from the scheme participants in return for the scheme consideration. If the scheme is implemented, all of the Aflease ordinary shares will be held by BMA. As a result, Aflease will become a wholly-owned subsidiary of BMA and the listing of Aflease's ordinary shares on the JSE will be terminated. In exchange for their scheme shares, the scheme participants will receive BMA ordinary shares on a 1-for-1 basis post the anticipated BMA consolidation, which will have a primary listing on the ASX and a dual primary listing on the JSE.

4. VOTING ON THE SCHEME

4.1 The scheme will be put to a vote by scheme members at the scheme meeting to be held at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg at 09:00 on Wednesday, 21 January 2009 or on any other date to which it may be adjourned.

4.2 Any scheme member that is a subsidiary of Aflease, the trustees of the Aflease staff share scheme, BMA and a subsidiary of BMA who holds Aflease ordinary shares in own right, shall not be entitled to vote at the scheme meeting.

4.3 Attendance, representation and voting at the scheme meeting shall be regulated in accordance with the provisions of paragraph A.1 to A.3 on pages 9 to 11 of the document of which this scheme of arrangement section forms a part.

5. THE SCHEME: MAIN PART

5.1 If the scheme is approved in terms of the first Order of Court at the scheme meeting, then Aflease will apply for a second Order of Court sanctioning the scheme. If such Order is granted and such Order is registered by the Registrar in terms of the Companies Act:

5.1.1 scheme participants shall dispose of the scheme shares to BMA on the operative date, and BMA shall acquire ownership of all the scheme shares, free of any encumbrances;

5.1.2 the disposal by each scheme participant of the scheme shares held by the scheme participant to BMA, and the acquisition of ownership of those shares by BMA, pursuant to the provisions of paragraph 5.1.1 of this section, shall be effected on the operative date in accordance with the following provisions:

5.1.2.1 in the case of certificated shares, each scheme participant shall be deemed to have transferred to BMA on the operative date all of the scheme shares held by such scheme participant, without any further act or instrument being required;

5.1.2.2 in the case of dematerialised shares, the transfer of ownership shall be effected on the operative date in accordance with the requirements of section 91A(4) of the Companies Act and the rules of Strate, by the debiting of the account of the scheme participant or its nominee in Aflease's sub-register maintained by the scheme participant's CSDP and the crediting of the account of BMA in Aflease's sub-register maintained by BMA's CSDP; and

5.1.2.3 scheme participants will be entitled to receive the scheme consideration from Aflease only, in terms of paragraphs 9 and 10 below.

5.2 BMA will deliver the total scheme consideration to which scheme participants are entitled to Aflease, as principal, or to the transfer secretaries as agent for and on behalf of Aflease, on or before the operative date. Aflease, or the transfer secretaries as agent for and on behalf of Aflease, will transfer the scheme consideration to the scheme participants in accordance with paragraph 10 of this section. Aflease will be obliged to surrender to BMA all the scheme shares in certificated or dematerialised form, provided that BMA has complied with its obligations in terms of this paragraph and Aflease will also be obliged, at the request of BMA, to transfer and register, or procure the transfer and registration of, the scheme shares in the name of BMA.

5.3 Each certificated scheme participant irrevocably and *in rem suam* authorises Aflease, with power of substitution, to:

5.3.1 cause the scheme shares disposed of by the certificated scheme participant in terms of the scheme to be registered in the name of BMA or its nominee on or at any time after the operative date, and to do all such things and take all such steps (including the signing of any transfer form) as Aflease in its discretion considers necessary in order to effect that registration;

5.3.2 collect, or procure that the transfer secretaries as agent for and on behalf of Aflease collect, the share certificates for the applicable BMA consideration shares for distribution to the certificated scheme participants; and

5.3.3 receive the certificated scheme participant's surrender, or procure that the transfer secretaries as agent for and on behalf of Aflease receive the certificated scheme participant's surrender, of the document(s) of title relating to the certificated scheme participant's scheme shares.

5.4 Each dematerialised scheme participant irrevocably and *in rem suam* authorises Aflease, with power of substitution, to instruct the dematerialised scheme participant's CSDP to cause the scheme shares disposed of by the dematerialised scheme participant in terms of the scheme to be transferred in terms of section 91A(4)(a) of the Companies Act to BMA or its nominee in accordance with the requirements of the scheme, and to do all such things and take all such steps as Aflease in its discretion considers necessary in order to effect that transfer.

5.5 BMA shall, on the operative date, allot and issue, or procure the issue, of the share component of the scheme consideration in the names of the scheme participants entitled thereto (or their nominees) in accordance with the scheme.

5.6 Delivery by BMA to Aflease, as principal, or Aflease's agent, of the scheme consideration shall be the sole and exclusive manner of discharge by BMA of its obligations in respect of the scheme consideration. Settlement of the scheme consideration due to scheme participants will be effected exclusively by Aflease as principal.

5.7 Aflease, as principal, will procure that BMA complies with its obligations under the scheme and Aflease alone shall have the right to enforce those obligations (if necessary) against BMA.

5.8 The rights of scheme participants to receive the scheme consideration will be enforceable by scheme participants against Aflease only and then only to the extent of requiring Aflease to enforce performance by BMA of its obligations in terms of the scheme. Scheme participants will, in turn, be entitled to require Aflease to enforce its rights in terms of the scheme against BMA.

5.9 Aflease undertakes in favour of the scheme participants that it will, as principal, enforce all rights which it may have in terms of the scheme against BMA.

6. THE SCHEME: ADDITIONAL PART

6.1 Aflease convertible bonds

6.1.1 One of the conditions for the implementation of the scheme is that Aflease and the holders of the Aflease convertible bonds are required to reach agreement with regard to the amendment of certain of the terms of the Aflease convertible bonds, in anticipation of the scheme becoming operative. The scheme is subject to the approval by the Aflease ordinary shareholders of the following changes to the terms and conditions of the Aflease convertible bonds, as well as the necessary approvals of the BMA ordinary shareholders:

6.1.1.1 the Aflease convertible bonds will be surrendered by the holders thereof to BMA in exchange for BMA convertible bonds;

6.1.1.2 the currency of the convertible bonds will be changed from ZAR to USD at a conversion rate of ZAR10 to USD1;

6.1.1.3 the price at which the BMA convertible bonds may be converted into ordinary shares will be 20 percent lower than the price of R4.1194 currently stated in the Aflease convertible bonds; and

6.1.1.4 save for the above, all the other terms and conditions of the Aflease convertible bonds will remain unchanged, save for changes to reflect that the convertible bonds issued in replacement of the current Aflease convertible bonds will be BMA convertible bonds.

6.2 Aflease staff share scheme

6.2.1 On or about 11 October 2006, Aflease adopted an employee share incentive scheme, which was amended on 12 June 2008, the terms of which are embodied in the Aflease staff share scheme. At the last practicable date, employees and directors had been granted 15,141,099 Aflease staff share options and 11,779,857 Aflease retainment share options, to acquire an aggregate of 26,920,956 ordinary shares in Aflease in terms of the Aflease staff share scheme. On 11 December 2008, an additional 8,914,768 Aflease staff share options will have been issued.

6.2.2 Of the Aflease staff share options referred to above:

6.2.2.1 10,549,370 Aflease staff share options have vested (i.e. are capable of being exercised); and

6.2.2.2 13,506,497 Aflease staff share options have yet to vest.

6.2.3 Of the Aflease retainment share options referred to above, none have vested (i.e. are capable of being exercised).

6.2.4 The employees holding vested Aflease staff share options or vested Aflease retainment share options will be able to exercise such options and take transfer of the ordinary shares to which they are entitled at any time prior to the last day to trade in order to be recorded in the register on the consideration record date. Such employees would then become eligible to participate in the scheme as scheme participants in respect of the ordinary shares so acquired.

6.2.5 Clause 23.3 of the deed of the Aflease staff share scheme effectively provides that if Aflease is the subject of a takeover offer (including by way of a scheme of arrangement in terms of section 311 of the Companies Act) which, as a term of the take-over offer, makes provision for the grant of options in the company making the take-over offer to employees of Aflease holding options, those employees shall be obligated in substitution for their Aflease options to accept options in the offeror; provided that such substitution will not, in the opinion of the auditors of Aflease, place employees holding options in a materially worse position.

6.2.6 The replacement BMA staff share options will:

6.2.6.1 be in number equal to the number of existing Aflease staff share options;

6.2.6.2 entitle the holders thereof to receive, on the exercise thereof, one BMA ordinary share, at an exercise price equal to the exercise price of the cancelled Aflease staff share options (denominated in Rand); and

6.2.6.3 have vesting periods concurrent with those of the cancelled Aflease staff share options.

6.2.7 The replacement BMA retainment share options will:

6.2.7.1 be in number equal to the number of existing Aflease retainment share options;

6.2.7.2 entitle the holders thereof to receive, on the exercise thereof, one BMA ordinary share, at an exercise price equal to the exercise price of the cancelled Aflease retainment share options (denominated in Rand); and

6.2.7.3 have vesting periods concurrent with those of the cancelled Aflease retainment share options.

6.2.8 The auditors of Aflease have concluded that the critical terms of the replacement BMA staff share options or replacement BMA retainment share options in substitution for their Aflease staff share options or Aflease retainment share options are consistent with the critical terms of the Aflease staff share options or Aflease retainment share options. Therefore, if the scheme becomes operative, employees will be obligated under the terms of the deed of the Aflease staff share scheme to accept replacement BMA staff share options or replacement BMA retainment share options in substitution for their Aflease staff share options or Aflease retainment share options on the basis described herein.

6.3 Aflease ADR programme

6.3.1 BMA is in the process of setting up its own ADR programme in anticipation of the scheme becoming operative. The Aflease ADRs will be replaced with BMA ADRs such that each Aflease ADR holder will receive 1 BMA ADR, post the anticipated BMA consolidation, for every 1 Aflease ADR held should the scheme become operative.

7. CONDITIONS

7.1 The implementation of the scheme is subject to the fulfilment or waiver (where permitted) of the following conditions:

7.1.1 the fulfilment or waiver (where permitted) of all the outstanding conditions as set out in the acquisition agreement, which agreement is available for inspection at the registered office of Aflease during normal business hours on business days, from the date of issue of this document up to and including the operative date of the Scheme. These conditions provide, in summary, that:

7.1.1.1 the holders of the Aflease convertible bonds shall have agreed to an exchange of BMA convertible bonds for the Aflease convertible bonds on mutually acceptable amended or new terms for such bonds;

7.1.1.2 the Aflease ordinary shareholders shall have approved the amended terms of the Aflease convertible bonds as part of the scheme;

7.1.1.3 holders of Aflease retainment share options and Aflease staff share options shall either have exercised their Aflease retainment share options and Aflease staff share options or have agreed to accept replacement BMA retainment share options and replacement BMA staff share options;

7.1.1.4 the JSE and the ASX shall have unconditionally approved the listing on their respective exchanges of BMA ordinary shares, including the shares to be issued in terms of the scheme;

7.1.1.5 the scheme shares will not be subject to any resale restrictions in Australia;

7.1.1.6 the scheme shares shall be exempt from registration under the securities laws of the United States and the distribution of the scheme shares in the United States pursuant to the BMA ADR programme which is intended to replace the Aflease ADR programme will not contravene any law of the United States;

7.1.1.7 all governmental, regulatory, court approvals and all other approvals, including SARB approval, shall have been obtained in South Africa and Australia;

7.1.1.8 the Competition Authorities approving, if required by law to do so, the scheme in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to BMA and Aflease, acting reasonably; and

7.1.1.9 the provisions contained in paragraphs 7.1.2 to 7.1.7 below be complied with;

7.1.2 the scheme being approved at the scheme meeting by not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting or any adjournment thereof, excluding BMA;

7.1.3 the Court sanctioning the scheme;

7.1.4 a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar in terms of the Companies Act;

7.1.5 the approval by a majority of the votes cast at a BMA ordinary shareholders meeting of the resolutions necessary to implement that acquisition;

7.1.6 BMA obtaining the requisite Australian regulatory approvals, including without limitation the approval of the ASX; and

7.1.7 there being no action taken under any applicable law or by any government or governmental or regulatory authority which:

7.1.7.1 makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the acquisition and/or the scheme; or

7.1.7.2 results or could reasonably be expected to result in a judgment, order, decree or assessment or damages directly or indirectly relating to the acquisition and/or the scheme which is or could be materially adverse to BMA or Aflease, respectively, on a consolidated basis.

7.2 If the date for the implementation of the scheme needs to be extended beyond the anticipated operative date for the scheme of Monday, 23 February 2009 due to the fact that one or more conditions may still be outstanding, Aflease will advise Aflease ordinary shareholders of this fact by way of an announcement released on SENS and published in the press.

7.3 An announcement will be released on SENS and published in the South African press as soon as possible after the fulfilment or non-fulfilment, as the case may be, of the conditions.

7.4 If any conditions are still outstanding at 30 June 2009, the scheme will probably not be proceeded with, although Aflease and BMA will be entitled to agree to an extension of the date by which these conditions have to be fulfilled or waived.

8. SURRENDER OF DOCUMENT(S) OF TITLE

8.1 Certificated scheme participants

8.1.1 Certificated scheme participants must surrender their document(s) of title in order to receive the scheme consideration. Ownership in their scheme shares will, however, be transferred to BMA even if they do not surrender their document(s) of title.

8.1.2 A certificated scheme participant who wishes to anticipate the scheme becoming operative and thereby expedite receipt of the scheme consideration should complete the attached form of surrender and transfer (white) and return it together with the relevant document(s) of title in accordance with the instructions contained therein to the transfer secretaries on or before 12:00 on the consideration record date, which is expected to be Friday, 20 February 2009.

8.1.3 Alternatively, certificated scheme participants may wait until the scheme becomes operative, which is expected to be on Monday, 23 February 2009, and surrender their document(s) of title under cover of the completed form of surrender and transfer (white) at that time.

8.1.4 The attention of certificated scheme participants is drawn to the fact that if they surrender their document(s) of title in advance of the implementation of the scheme, they will not be able to dematerialise and/or deal in their scheme shares on the JSE between the date of surrender and the operative date. However, the right to attend and vote at the scheme meeting will be unaffected.

8.1.5 No receipt will be issued for document(s) of title surrendered unless specifically requested. Persons requiring receipts must prepare receipts and forward them together with their document(s) of title surrendered.

8.1.6 Document(s) of title surrendered by certificated ordinary shareholders prior to the operative date in anticipation of the scheme becoming operative will be held in escrow on behalf of such certificated ordinary shareholders by the transfer secretaries. If the scheme does not become operative for any reason whatsoever, the transfer secretaries will within five business days after the date upon which it becomes known that the scheme will not become operative, return the document(s) of title to the certificated ordinary shareholder concerned, by registered post, at the risk of such certificated ordinary shareholder, to the return address specified on the form of surrender and transfer (white) or if no return address is specified on the form of surrender and transfer (white), to the address recorded in the register.

8.1.7 If document(s) of title relating to any scheme shares to be surrendered are lost or destroyed, certificated scheme participants should nevertheless return the form of surrender and transfer (white) and if the relevant certificated ordinary shareholder produces evidence of the loss and destruction to Aflease's satisfaction Aflease may, in its sole and absolute discretion, dispense with the surrender of document(s) of title requirements against provision of an acceptable indemnity, satisfactory to Aflease, the cost of which indemnity will be borne by the certificated scheme participant concerned, or may in its discretion waive such indemnity.

8.1.8 Document(s) of title held by certificated scheme participants in respect of the scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender.

8.2 Dematerialised scheme participants

The provisions of paragraph 8.1 above do not apply to dematerialised scheme participants. Dematerialised scheme participants need not take any action regarding the surrender of their document(s) of title (if any) once the scheme becomes operative as the process will be handled by their CSDP or broker in terms of the custody agreement entered into between each dematerialised scheme participant and his CSDP or broker.

9. THE SCHEME CONSIDERATION

9.1 If the scheme becomes operative, scheme participants will be entitled to receive the scheme consideration, being 1 BMA ordinary share, post the anticipated BMA consolidation, for every 1 scheme share held by them on the consideration record date, credited as fully paid-up.

9.2 The BMA ordinary shares to be issued as scheme consideration will rank *pari passu* with the other BMA ordinary shares outstanding.

9.3 The scheme consideration will not be increased by BMA, although it reserves its right to do so in the event of a competing offer.

10. SETTLEMENT OF SCHEME CONSIDERATION

10.1 Certificated scheme participants

10.1.1 Certificated scheme participants will receive the BMA ordinary shares in certificated form.

10.1.2 The share certificates in respect of the scheme consideration due to certificated scheme participants will be posted, by registered post, to the relevant certificated scheme participant, at such certificated scheme participant's risk, at his address specified in the form of surrender and transfer (white), or if there is no address on the form of surrender and transfer (white), to the address specified in the register. This will take place within five business days of the operative date, if the form of surrender and transfer (white), together with the relevant document(s) of title, have been properly surrendered to the transfer secretaries by the consideration record date of the scheme. If the form of surrender and transfer (white), together with the relevant document(s) of title are surrendered to the

transfer secretaries after the consideration record date, the share certificates in respect of the scheme consideration due to the relevant certificated scheme participant will be posted to such participant within five business days of receipt by the transfer secretaries of the form of surrender and transfer (white) together with the relevant document(s) of title.

10.1.3 Where, on or subsequent to the operative date, a person, who is not a registered holder of scheme shares on the consideration record date, tenders to the transfer secretaries document(s) of title together with a duly stamped form of surrender and transfer (white), purporting to have been executed by or on behalf of the registered holder of such scheme shares and, provided that the scheme consideration has not already been posted or delivered to the registered holder of the relevant scheme shares, such transfer may be accepted by Aflease as if it were a valid transfer to such person of the scheme shares concerned, provided that Aflease has, if so required by Aflease, been provided with an indemnity on terms acceptable to it in respect of such scheme consideration. The scheme consideration will be posted to such person in accordance with the provisions of this paragraph 10 within five business days of such tender.

10.1.4 If the scheme consideration is not sent to certificated scheme participants entitled thereto because the relevant document(s) of title have not been properly surrendered or, if having been sent, is returned undelivered to the transfer secretaries, such scheme consideration will be held in escrow by Aflease (or by a third party nominated by it for that purpose) for a maximum period of three years from the operative date on behalf of and for the benefit of the relevant scheme participant until claimed against delivery of the relevant document(s) of title. If not claimed within a period of three years, such scheme consideration will be deemed to be forfeited to and for the benefit of Aflease, free of any encumbrance, lien or other claim. No interest will accrue or be paid on any amount payable to certificated scheme participants arising from the scheme consideration being so held in escrow. This paragraph does not apply to dematerialised ordinary shares held by scheme participants.

10.2 Dematerialised scheme participants

10.2.1 Dematerialised scheme participants will receive BMA (to be renamed Gold One International Limited) ordinary shares in dematerialised form.

10.2.2 Aflease will transfer the scheme consideration into the account of the CSDPs or brokers of the dematerialised scheme participants and thereafter the accounts of the dematerialised scheme participants with their CSDP or broker will be credited and updated with the scheme consideration due to them. Dematerialised scheme participants need not take any action as this will be done by their CSDP or broker.

11. NO SET-OFF AGAINST SCHEME CONSIDERATION

The scheme consideration to which a scheme participant is entitled when the scheme becomes operative will be discharged in full in accordance with the terms of the scheme without regard to any lien, right of set-off, counter-claim or other analogous rights to which BMA or Aflease may otherwise be, or claim to be, entitled against such scheme participant.

12. SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS

12.1 BMA has, subject to the implementation of the scheme, obtained SARB approval for the dual inward listing of its ordinary shares on the JSE, the acquisition by BMA of all the issued ordinary shares of Aflease and the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares.

12.2 The SARB approval specifically provides for the following:

12.2.1 the dual inward listing of BMA ordinary shares on the JSE;

12.2.2 the acquisition by BMA of all the issued ordinary shares of Aflease;

12.2.3 the issue of BMA ordinary shares to all Aflease ordinary shareholders in consideration for their Aflease ordinary shares and equitable treatment of Aflease retainment share options, Aflease staff share options, Aflease ADRs and Aflease convertible bonds;

12.2.4 that confirmation that the SARB approves BMA as an African Company as defined in Section H.(B)(ii) of the Exchange Control Regulations may be sought in due course; and

12.2.5 confirmation that BMA's South African shareholders will be treated according to the provisions of Section H.(A) of the Exchange Control Regulations following the dual inward listing of BMA on the JSE.

12.3 Upon the listing of BMA's ordinary shares on the JSE and pursuant to the acquisition by BMA of all the issued ordinary shares of Aflease, the Exchange Control Regulations provided for in Section H of the Exchange Control Regulations will apply to the acquisition of BMA's ordinary shares by South African residents.

12.4 The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants in relation to the holding of ordinary shares in BMA. This summary description is intended as a guide only and is therefore not comprehensive. If you are in any doubt you should consult an appropriate professional adviser immediately.

12.4.1 South African institutional investors

South African institutional investors may invest in approved inward listed investments based on foreign reference assets or issued by foreign entities, listed on the JSE, such as BMA, using the permissible foreign portfolio investment allowances.

South African institutional investors may utilise their general foreign portfolio investment allowance to receive BMA ordinary shares in terms of the scheme. If the BMA holding will be in excess of the South African institutional investors' general foreign portfolio investment allowance, the institutional investor can apply to the SARB for approval to retain same for a period of 12 months before the South African institutional investors will be forced by the SARB to dispose of its excess BMA holding. Should BMA be classified as an African Company as defined in Section H.(B)(ii) by the SARB, the South African institutional investor will be allowed to hold their BMA holding in terms of their additional African Company specific allowance.

South African institutional investors will have to provide their CSDP or broker with a copy of their South African Exchange Control Approval evidencing that they have registered with South African Exchange Control as institutional investors for exchange control purposes and are thus entitled to a foreign portfolio investment allowance.

Institutional investors may invest an additional five percent of their total retails assets in approved African inward listed investments. Such African Company status will be sought for BMA in due course. Retail assets refer to assets received by such institutional investors from individuals and other entities such as companies and trusts, but exclude assets held on behalf of other institutional investors.

12.4.2 South African corporates, banks, trusts, partnerships and private individuals

South African corporates, banks, trusts, partnerships and private individuals may invest in approved inward listed instruments, such as BMA, without restriction.

12.4.3 Local brokers

Local brokers are allowed to purchase inward listed shares, such as BMA, offshore and to transfer such shares to the South African section of the register, as a book-building exercise and to enhance liquidity on the JSE. This dispensation is confined to inward listed shares, such as BMA, and brokers may warehouse such shares for a maximum period of 30 days only.

12.4.4 Rights offers

On application to Exchange Control, South African institutional investors, corporates, banks, trusts, partnerships and private individuals will be allowed to exercise their rights in terms of a rights offer. Institutional investors will be given 12 months to realign their portfolios should they be in excess of their exchange control foreign exposure limits.

12.4.5 Non-residents of the Common monetary area

Non-residents of the common monetary area may acquire BMA ordinary shares on the JSE, provided that payment is received in foreign currency, or Rand from a Non-resident account.

Non-residents may sell BMA ordinary shares on the JSE and repatriate the proceeds without restriction.

Former residents of the common monetary area who have emigrated may not use emigrant blocked funds to acquire BMA ordinary shares.

12.4.6 Movement of BMA ordinary shares between registers

BMA ordinary shares are fully fungible and may be transferred between registers. Eligible South African shareholders may only acquire BMA ordinary shares, via the JSE, that are already on the South African branch register maintained by BMA's transfer secretaries. Member brokers of the JSE may acquire shares on foreign exchanges and transfer BMA ordinary shares to the South African Register as described in "Local brokers" in paragraph 12.4.3 above. Non-residents are not subject to Exchange Control Regulations and may freely transfer BMA shares between branch registers.

12.5 Settlement of the scheme consideration

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants in relation to the settlement of the scheme consideration. If in doubt, scheme participants should consult their professional advisers as soon as possible.

12.5.1 Residents of the common monetary area

In the case of:

12.5.1.1 Certificated scheme participants whose registered addresses are within the common monetary area and whose document(s) of title are not restrictively endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted or electronically transferred to such scheme participants in accordance with paragraph 10 above.

12.5.1.2 Dematerialised scheme participants whose registered addresses in the register are within the common monetary area and have not been restrictively designated in terms of the Exchange Control Regulations, the scheme consideration will be credited directly to the accounts nominated for the relevant scheme participants by their duly appointed CSDP or broker in terms of the provisions of the custody agreement with their CSDP or broker.

12.5.2 Emigrants from the common monetary area

The scheme consideration accruing to the scheme participants who are emigrants will in the case of:

12.5.2.1 Certificated scheme participants, be forwarded to the authorised dealer(s) in foreign exchange in South Africa controlling such scheme participant's blocked assets and will be endorsed "non-resident". The form of surrender and transfer makes provision for the details of the authorised dealer concerned to be given; or

12.5.2.2 Dematerialised scheme participants, be credited directly to the dematerialised scheme participant's blocked assets accounts by their duly authorised CSDP or broker and held to the order of the authorised dealer in foreign exchange in South Africa controlling such scheme participants' blocked accounts.

12.5.3 All other non-residents of the common monetary area

The scheme consideration accruing to scheme participants whose registered addresses are outside the common monetary area will in the case of:

12.5.3.1 Certificated scheme participants, be endorsed "non-resident" and forwarded to the registered address of the scheme participant concerned unless the form of surrender and transfer is returned setting out the details of the authorised dealer to which the scheme consideration must be sent; or

12.5.3.2 Dematerialised scheme participants, be credited by their duly appointed CSDP or broker directly to the bank accounts nominated by the dematerialised scheme participants in terms of the provisions of the custody agreement with their CSDP or broker.

12.5.4 Information not provided

If the information regarding authorised dealers is not given or no instructions are provided, the scheme consideration will be held in escrow by the transfer secretaries for the scheme participant concerned, pending receipt of the necessary information or instructions.

13. NOTICE TO NON-SOUTH AFRICAN ORDINARY SHAREHOLDERS

A scheme participant who is not resident in, or who has a registered address outside South Africa, must satisfy himself as to the full observance of the laws of any relevant territory concerning the receipt of the scheme consideration, including obtaining any requisite governmental or other consents, observing any other formalities and paying any issue, transfer or other taxes due in such territory.

13.1 Notice to U.S. Shareholders

BMA ordinary shares issued pursuant to the scheme will not be registered under the US Securities Act or the securities laws of any state of the United States. Some of the Aflease shareholders who will receive BMA ordinary shares pursuant to the scheme of arrangement are resident in the United States (the "US Shareholders"). BMA intends to rely upon the exemptions set out in section 3(a)(10) of the US Securities Act and any available exemptions under US state securities laws with respect to the issuance of its ordinary shares. In order to utilize the section 3(a)(10) exemptions, BMA and Aflease intend to take all actions necessary under section 3(a)(10) including:

(a) to ensure that the US Shareholders receive notice of, and have the right to appear at, a hearing before the South African Court to approve the scheme;

(b) to request that the Court at such hearing does not approve the issuance of the ordinary shares to the US Shareholders, unless the Court finds the scheme and the issuance of the ordinary shares to be fair to the US Shareholders who will receive such securities; and

(c) to advise the Court, prior to such hearing, that BMA will rely on the exemptions contained in section 3(a)(10) of the US Securities Act so that it will not be required to register the issuance of its ordinary shares in the United States under the US Securities Act, based on the Court's approval.

US securities laws apply to resales of any BMA ordinary shares acquired by US Shareholders pursuant to the scheme. Provided that the implementation of the scheme satisfies the requirements for the exemptions under section 3(a)(10) described above, US Shareholders who are not affiliates, within the meaning of US securities laws, of either Aflease or BMA will be able to resell ordinary shares received pursuant to the scheme without restriction. US Shareholders who are affiliates, within the meaning of US securities laws, of Aflease or BMA, either before or after the scheme of arrangement is implemented, will not be able to resell their ordinary shares unless they meet the requirements for an available exemption from registration. Exemptions available for such affiliates include rule 904 of Regulation S under the U.S. Securities Act, which exempts certain resales outside the United States, and rule 145 of the US Securities Act, which permits resales subject to certain limitations on volume, manner of sale and minimum holding periods as set forth in rule 144 of the US Securities Act.

14. TAX IMPLICATIONS FOR SOUTH AFRICAN RESIDENTS

14.1 The information below sets out a general summary of the tax implications of the scheme for scheme participants resident or deemed to be resident in South Africa in respect of their scheme shares. The tax analysis is therefore not comprehensive or determinative.

14.2 Scheme participants should seek advice from appropriate professional advisers if they are in any doubt whatsoever about their tax position and in particular to confirm how the general comments apply in their specific circumstances.

14.3 Scheme participants whose Aflease ordinary shares are held in a trust should seek advice from appropriate professional advisers, as the trust holding may have an impact on the amount of tax that may become payable. The analysis set forth below should therefore not be regarded as tax advice given by Aflease or BMA (or their tax or other advisers) to any particular scheme participant.

14.4 If a scheme participant holds his scheme shares as an investment on capital account:

14.4.1 the sale and transfer of those scheme shares to BMA will be a disposal by the scheme participant for CGT purposes;

14.4.2 consequently, a scheme participant will realise a capital gain or a capital loss, being the difference between the base cost of those scheme shares and the proceeds received by or accrued in respect of those scheme shares;

14.4.3 the base cost as well as the scheme consideration must be determined in accordance with the rules contained in the Eighth Schedule to the Income Tax Act ("the CGT legislation") read with section 24B of the Income Tax Act. Different rules apply to scheme shares acquired before and after 1 October 2001. The applicable rules will depend on the circumstances of the scheme participants;

14.4.4 in terms of the CGT legislation, an individual's total gains (or losses) are reduced by R16,000 per year. Broadly, this means that a scheme participant will not pay CGT on the first R16,000 of capital gain per year (including the gain from the scheme). Other gains or losses, arising from other transactions concluded in this tax year, if any, as well as any CGT loss carried forward from a previous tax year should be taken into account; and

14.4.5 a person's taxable capital gain for the year of assessment, which should be included in taxable income, will in the case of:

14.4.5.1 a natural person or special trust (as defined in section 1 of the Income Tax Act) be 25%;

14.4.5.2 an insurer, in respect of its:

- individual policyholder fund be 25%; and
- untaxed policyholder fund be 0%; or
- in any other case (e.g. a company, close corporation, trust insurer's company policyholder fund and corporate funds) be 50%, of that person's net capital gain for that year of assessment.

14.5 If the scheme participant holds his scheme shares not as an investment, but as a share dealer or as part of a profit-making scheme, the taxable profit (i.e. the market value of the Aflease ordinary shares on the finalisation date, less the cost of the Aflease ordinary shares) will be subject to income tax in the hands of the scheme participant.

14.6 If the scheme participant disposes of the BMA ordinary shares in future, the cost of the BMA ordinary shares would be the market value of the Aflease ordinary shares which were exchanged in terms of the scheme.

14.7 A scheme participant who is not a South African resident for tax purposes will, under certain circumstances, not be liable for the taxes set out above. Scheme participants who think that they may qualify as non-residents should consult with appropriate professional advisers to ascertain whether they are non-residents for tax purposes and whether and on what basis they will be liable for tax.

15. SUSPENSION AND TERMINATION OF THE LISTING OF THE AFLEASE ORDINARY SHARES ON THE JSE

Subject to the scheme becoming operative, the JSE has granted approval for the suspension of the listing of the Aflease ordinary shares with effect from the commencement of trading on the JSE on Monday, 16 February 2009 and the termination of the listing of the Aflease ordinary shares from the commencement of trading on the JSE on Monday, 23 February 2009.

16. LISTING OF THE BMA ORDINARY SHARES ON THE JSE

BMA has received the requisite South African regulatory approvals to list, subject to the scheme becoming operative, on the Mining: "Gold Mining" sector of the JSE lists under the abbreviated name GOLDONE and trading code GDO, with effect from the commencement of trading on the JSE on Monday, 16 February 2009.

17. GENERAL

17.1 Instructions and authorities

17.1.1 BMA and Aflease shall be entitled to accept and act on all documents relating to the status and capacity of any scheme participant and shall be empowered to act on behalf of any scheme participant as if such documents had been registered with Aflease.

17.1.2 Each mandate, instruction or authority with regard to the scheme shares recorded with Aflease at the consideration record date will be deemed, unless and until revoked, to be a mandate, instruction or authority to BMA or Aflease in respect of any rights accruing in respect of the scheme consideration.

17.1.3 Aflease will be entitled, and will have the authority on behalf of itself and each scheme participant, to authorise any person nominated by Aflease to sign all documents required to carry the scheme into effect.

17.2 Undertakings

17.2.1 BMA and Aflease reciprocally undertake to each other that, immediately after the scheme becomes operative, each of them will sign and/or procure the signing of all documents and carry out or procure the carrying out of all acts which are necessary to give effect to the scheme.

17.2.2 Aflease will be entitled, and will have the authority, on behalf of itself and each scheme participant, to authorise any person nominated by Aflease to sign all documents required to carry the scheme into effect, including but not limited to proxies, changes of address and cessions of rights to dividends and other entitlements from Aflease.

17.3 Amendment

Subject to obtaining the prior written consent of BMA and subject, to the extent required, to the approval of the SRP, the Aflease board may consent:

17.3.1 before or at the scheme meeting, at any time prior to the voting in respect of the scheme, to any amendment, variation or modification of the scheme; or

17.3.2 after the scheme meeting, to any amendment, variation or modification which the Court may deem fit to approve or impose, provided that no amendment, variation or modification made may have the effect of diminishing the rights which will accrue to a scheme participant in terms of the scheme.

17.4 Certificate

A certificate signed by a director of each of BMA and Aflease stating that all the conditions have been fulfilled and/or waived and that the scheme has become operative shall be binding on Aflease, BMA, the scheme members and the scheme participants.

17.5 Binding

The Order of Court sanctioning the scheme, together with copies of this document, will constitute the contract regarding the entitlement of each scheme participant to the scheme consideration. A copy of the Order of Court sanctioning the scheme will be lodged with and registered by the Registrar in terms of the Companies Act. When the Order of Court is registered, the scheme will become binding on all scheme participants, including those who voted against the scheme.

17.6 Costs

Each of BMA and Aflease will pay their respective costs incurred in preparing, signing and carrying the scheme into effect and all matters incidental to it, including the payment of stamp duty, and uncertificated securities tax on the transfer of the scheme shares.

17.7 Dates and times

All times referred to in the scheme are South African times and all times and dates referred to in the scheme are subject to change by agreement between BMA and Aflease. Any such change will be released on SENS and published in the press.

For and on behalf of the board

AFLEASE GOLD LIMITED

N Froneman
Director

Johannesburg
19 December 2008

For and on behalf of the board

BMA GOLD LIMITED

M Wheatley
Director

Sydney
19 December 2008

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY

BMA Gold Limited

BMA Gold Limited

(Incorporated in Australia)
(ACN: 094 265 746)
ASX Sharecode: BMO ISIN: AU000000BMO7

VALUATION STATEMENT

IN TERMS OF SECTION 312(1)(a)(ii) OF THE COMPANIES ACT

The definitions and interpretation set out on pages 12 to 17 of this document, apply throughout this valuation statement.

1. INTRODUCTION

The background and rationale for the scheme are set out in paragraphs 1 and 2 of the explanatory statement commencing on page 20 of this document.

2. INFORMATION RELATING TO AFLEASE

2.1 Incorporation

Aflease was incorporated in South Africa as Sub Nigel Gold Mining Co (Pty) Ltd on 18 June 1984 under registration number 1984/006179/07. On 10 June 1986 it was converted into a public company, Sub Nigel Gold Mining Co Ltd under registration number 1984/006179/06 and its name was changed to Sub Nigel Gold Mining Company Limited. On 20 January 2006 its name was changed to Aflease Gold Limited.

Sub Nigel Gold Mining Company Limited listed 22,100,000 no par value shares on the JSE on 20 August 1986 in the "Mining Exploration" sector of the JSE lists. Aflease is currently listed in the "Mining" sector, sub-sector "Gold Mining" of the JSE lists.

2.2 Nature of business

Aflease is a junior mining company currently involved in exploration in South Africa, Namibia and Mozambique focusing on the development of high margin, low technical risk shallow underground gold mines.

2.3 Share capital of Aflease

The authorised and issued share capital and share premium account of Aflease at the last practicable date is set out below:

	R
Authorised share capital	
1,775,000,000 ordinary shares of 57 cents each	1,011,750,000
Issued share capital	
556,151,869 ordinary shares of 57 cents each	317,006,565
Share premium account	84,526,497
Total issued share capital and share premium	**401,533,062**

There are 126,434 treasury shares. These are ordinary shares held by the Aflease Staff Share Scheme.

2.4 Financial information relating to the Aflease group

The extracts of the historical audited consolidated financial statements of Aflease for the three financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 are set out in Annexure 1 to the pre-listing statement and the reviewed results of Aflease for the six months ended 30 June 2008 are set out in Annexure 2 to the pre-listing statement. Until 31 December 2005 Aflease prepared its financial statements in accordance with SA GAAP. In preparing the financial statements for 31 December 2006, management amended certain accounting and valuation methods applied in the SA GAAP financial statements to comply with IFRS. The comparative figures in respect of 31 December 2005 were restated to reflect these adjustments.

2.5 Trading history

A trading history of the Aflease ordinary shares on the JSE is set out in Annexure IV to this document.

2.6 Material changes

2.6.1 At the last practicable date, there were no known material changes in the financial or trading position of Aflease since the latest audited financial statements and reviewed results of Aflease, other than as set out below.

2.6.2 In terms of an agreement entered into on 25 November 2008 between Aflease and Trinity, Aflease is undertaking a 10-for-1 share swap with Trinity and will acquire, in a number of separate tranches, not less than 3 million and not more than 7.5 million Randgold shares at a price per Aflease share of not less than 95 percent of the 30-day volume weighted average traded price of Aflease shares on the date of acquisition by Aflease of each tranche of Randgold shares to be acquired by it from Trinity. The first tranche has been acquired and consisted of 3 million Randgold shares in exchange for 30 million Aflease shares at an agreed price of R13.00 per Randgold share and R1.30 per Aflease share. The remaining tranches will be swapped during the period of three months following on 25 November 2008 at the price per Aflease share and the swap ratio as stated above. At the end of that period all obligations with regard to Randgold shares not yet swapped, will terminate.

Aflease will look to dispose of the Randgold shares in order to raise additional capital. Trinity has undertaken to use its best commercial endeavours to assist in the sale of the Randgold shares for and on behalf of Aflease.

The acquisition of the first tranche of Randgold shares is not subject to any conditions precedent.

Aflease will not be obliged to acquire from Trinity any subsequent tranches of Randgold shares put to Aflease in terms of the Trinity Agreement, unless all Randgold shares already acquired by Aflease in terms of the agreement have been disposed of to the satisfaction of Aflease.

3. INFORMATION RELATING TO BMA

3.1 Incorporation

BMA was incorporated in Australia under ACN 094 265 746 on 24 August 2000 under the name Quaestus Limited. BMA's name was changed from Quaestus Limited to Australian Silicon Limited pursuant to resolution effective 25 October 2001. Australian Silicon Limited was renamed BMA Gold Limited on 8 January 2004.

3.2 Nature of business

BMA is an Australian-based gold exploration company focused on the Twin Hills Gold Project in Central Eastern Queensland.

3.3 Stated capital of BMA

The stated capital is shown post the anticipated BMA consolidation.

	AUD
Stated share capital*	
24,150,706 ordinary shares	47,072,451
Total share capital	**47,072,451**

* The concept of authorised capital and par value is no longer applied under Australian Corporations Law.

3.4 Financial information relating to BMA

The extracts of the historical audited consolidated financial statements of BMA for the four financial years ended 31 December 2004, 31 December 2005, 31 December 2006 and 31 December 2007 are set out in Annexure 3 to the pre-listing statement. The reviewed results of BMA for the six months ended 30 June 2008 which have been the subject of a review by the auditors, are set out in Annexure 4 to the pre-listing statement. These financial statements have been prepared in accordance with IFRS. The financial statements for 31 December 2005 were prepared in accordance with Australian IFRS (which complies with IFRS) and the comparative for 31 December 2004 has been restated.

3.5 Trading history

A trading history of the BMA ordinary shares on the ASX is set out in Annexure V to this document.

3.6 Material changes

3.6.1 At the last practicable date, there were no known material changes in the financial or trading position of BMA since the latest audited financial statements or the interim results of BMA, other that as set out below.

3.6.2 BMA held a capital raise in August 2008. The details of the capital raise pre the anticipated BMA consolidation are as follows:

Details	Price	Number of shares issued	To whom
Entitlement Issue – offer of 1 share for every 8 shares held (announced 10 June 2008, completed August 2008)	AUD1.6 cents per share	31,690,711	Entitlement offer and shortfall offer to all shareholders
Placement to directors and management (announced 10 June 2008, completed August 2008)	AUD1.6 cents per share	13,500,000	Directors (Ken Winters and Mark Wheatley) and management (Greg Jones and Kellie Pickering)

4. FINANCIAL EFFECTS ON AFLEASE

4.1 The unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 are provided in Annexure II to this document. The tables below set out the unaudited *pro forma* financial effects of the scheme on Aflease ordinary shareholders, being the scheme participants, based on the assumption that the scheme is approved. Two sets of financial effects tables are provided based on the minimum and the potential maximum number of Aflease shares to be issued in terms of the agreement with Trinity as outlined in paragraph 2.6.2 above.

4.2 The unaudited *pro forma* balance sheet and income statement and the unaudited *pro forma* financial effects, together the unaudited *pro forma* financial information, have been prepared for illustrative purposes only to reflect the *pro forma* results of BMA after the implementation of the agreement with Trinity and thereafter the scheme and the replacement of the Aflease convertible bonds with BMA convertible bonds. Because of its nature, the unaudited *pro forma* financial information may not give a fair reflection of BMA's financial position, changes in equity, results of

operations or cash flows. The Aflease directors and the BMA directors are of the opinion that the combined entity is a going concern and have applied the going concern principle in the preparation of the *pro forma* financial information. The unaudited *pro forma* financial information is the responsibility of the Aflease directors and the BMA directors.

4.3 The independent reporting accountants' assurance report on the unaudited *pro forma* financial information for the six months ended 30 June 2008 is set out in Annexure III to this document.

Unaudited *pro forma* financial effects of BMA for the period ended 30 June 2008 based on the issue of 30 million Aflease shares in terms of the agreement with Trinity.

	Before the scheme			**After the scheme**	
	Aflease	**Aflease adjusted**	**Aflease adjusted/ Aflease**	**BMA after**	**BMA after/ Aflease adjusted**
	Note 2	Note 3	% change	Note 4	% change
Net asset value/share (cents)	42.85	47.55	11%	28.24	(40.6)%
Tangible net asset value/share (cents)	42.85	47.55	11%	28.24	(40.6)%
Total number of shares	524,457,006	554,457,006		578,607,712	
Loss per share (cents)					
– Basic	(3.77)	(3.56)	5.6%	(25.89)	(627.2)%
– Headline	(3.77)	(3.56)	5.6%	(25.89)	(627.2)%
Weighted average number of shares	524,186,173	554,186,173		578,607,545	

Unaudited *pro forma* financial effects of BMA for the period ended 30 June 2008 based on the issue of 75 million Aflease shares in terms of the agreement with Trinity.

	Before the scheme			**After the scheme**	
	Aflease	**Aflease adjusted**	**Aflease adjusted/ Aflease**	**BMA after**	**BMA after/ Aflease adjusted**
	Note 2	Note 3	% change	Note 4	% change
Net asset value/ share (cents)	42.85	52.24	21.9%	34.14	(34.7)%
Tangible net asset value/ share (cents)	42.85	52.24	21.9%	34.14	(34.7)%
Total number of shares	524,457,006	599,457,006		623,607,712	
Loss per share (cents)					
– Basic	(3.77)	(3.30)	12.5%	(24.02)	(627.9)%
– Headline	(3.77)	(3.30)	12.5%	(24.02)	(627.9)%
Weighted average number of shares	524,186,173	599,186,173		623,607,545	

Notes:

1. The *pro forma* financial information is based on the accounting policies adopted by Aflease, which are in accordance with IFRS. It is assumed that all changes and transactions described below are effective on:
   - 1 January 2008 for purposes of preparing the *pro forma* income statement and the financial effects on earnings per share and headline earnings per share.
   - 30 June 2008 for purposes of preparing the *pro forma* balance sheet and the financial effects on net asset value per share and tangible net asset value per share.
2. The "Aflease" column has been extracted from the published unaudited financial information of Aflease for the six months ended 30 June 2008.
3. The "Aflease adjusted" column reflects the impact of significant corporate action within Aflease after 30 June 2008 but prior to the implementation of the scheme. This action relates to the issue of shares to Trinity as described in paragraph 2.6.2 above. A range of financial effects are provided in the two tables above based on the minimum of 30 million Aflease shares already issued and the potential maximum of 75 million Aflease shares to be issued.
4. The "BMA after" column is based on the published unaudited financial information of BMA for the six months ended 30 June 2008, adjusted for the following:
   - Amounts have been converted from Australian Dollar to Rand at the following assumed exchange rates:
     - Income statement: R7.10: AUD1
     - Balance sheet: R7.62: AUD1

- Significant corporate action within BMA after 30 June 2008 but prior to the implementation of the scheme. The corporate action includes the issue of shares, the exercise of share options and the BMA consolidation.
- An accounting policy change in BMA relating to the expensing of exploration costs to align the accounting treatment with Aflease post the scheme.
- The business combination as proposed in the scheme takes into consideration the accounting principles relating to reverse acquisitions in terms of IFRS 3 Revised: Business Combinations. It is assumed that BMA will elect to early adopt IFRS 3 Revised: Business Combinations.
- Transaction costs of R36.8 million, which are non recurring. Costs associated with the issue of shares of R7 million are set-off against share capital while other transaction costs are expensed in terms of IFRS 3 Revised: Business Combinations. An interest impact after tax is assumed.
- In terms of the scheme, the Aflease convertible bonds will be replaced with BMA convertible bonds with adjustments to certain terms and conditions to be agreed with the convertible bondholders. A fair value adjustment of R90 million based on preliminary calculations is assumed, which increases the carrying value of the liability and results in an equivalent charge to the income statement. While fair value adjustments are accounted on an ongoing basis, the nature of this charge to the income statement is non recurring as it relates directly to the replacement of the Aflease convertible bonds. Fair value changes will be determined on the effective date of the transaction. Refer also note 5 below.
- Charges for IFRS 2: Share-based Payments, are assumed to be the same as reported. Charges for IFRS 2: Share-based Payments, will have to be calculated as at reporting periods.
- The issue of BMA ordinary shares in terms of the scheme. The number of shares at 30 June 2008 and the weighted average number of shares for the period then ended are for the BMA legal entity after the scheme. Effectively one previous share in Aflease per the "Aflease" or the "Aflease adjusted" columns is equivalent to one BMA ordinary share per the "BMA after" column.

5. The trading update for Aflease dated 26 November 2008 refers to market movements after 30 June 2008 to date which have resulted in the fair value of the convertible bonds liability reducing subsequent to the 30 June 2008 reporting date. While not a consequence of the scheme, the current market movements are taken into consideration by the directors of Aflease in their renegotiation of the terms for the replacement of the convertible bonds. Preliminary valuations of the bonds indicate that, currently, the R90 million fair value charge, as described in note 4 above, is absorbed by the positive fair value adjustments arising as a consequence of the current market conditions. The net impact of these adjustments on the fair value of the convertible bond liability may therefore result in a significantly different carrying value of the convertible bond liability at the effective date of the scheme, compared to the liability assumed in the *pro forma* financial effects. On the assumption that the market related fair value adjustments to the convertible bonds result in a set-off of the R90 million impact of the renegotiation of the terms, the *pro forma* net asset value per share would have been 43.80 cents to 48.58 cents and the *pro forma* earnings per share would have been (10.34) cents to (9.59) cents. Fair value changes will be determined at the effective date of the transaction.
6. Other:
   - Diluted earnings per share are anti-dilutive.
   - Detailed information on the assumptions set out in the notes above is provided in Annexure II.

5. OPINIONS AND RECOMMENDATIONS

5.1 The board of Aflease appointed KPMG to advise it whether the terms and conditions of the scheme are fair to Aflease ordinary shareholders.

5.2 KPMG has considered the terms and conditions of the scheme and, subject to the provision contained in its opinion letter, KPMG is of the opinion that they are fair to the scheme participants. The full text of the letter from KPMG to the board is set out in Annexure I to this document.

5.3 The Board has evaluated the terms and conditions of the scheme and the opinion of KPMG, and is of the unanimous opinion that the terms and conditions of the scheme are fair to the scheme participants. Accordingly, the Board has recommended that scheme members vote in favour of the scheme at the scheme meeting.

5.4 The directors of Aflease who hold scheme shares have indicated their intention to vote all of their scheme shares in favour of the scheme.

For and on behalf of the board

AFLEASE GOLD LIMITED

N Froneman
Director

Johannesburg
19 December 2008

For and on behalf of the board

BMA GOLD LIMITED

M Wheatley
Director

Sydney
19 December 2008

Aflease Gold Limited	BMA Gold Limited
(Incorporated in the Republic of South Africa)	(Incorporated in Australia)
(Registration number 1984/006179/06)	(ACN: 094 265 746)
JSE Share code: AFO ISIN: ZAE000075867	ASX Sharecode: BMO ISIN: AU000000BMO7
International Prime QX (OTCQX): AFSGY	

STATEMENT OF DIRECTORS' INTERESTS
IN TERMS OF SECTION 312(1)(a)(iii) OF THE COMPANIES ACT

Directors of Aflease

Executive

NJ Froneman *(Chief Executive Officer)*#
IJ Marais *(Chief Operating Officer)*#
CD Chadwick *(Chief Financial Officer)*#

Non-executive

S Zungu *(Chairman)*#
KV Dicks#
SN Maziya-Sandanezwe#
S Swana#

Directors of BMA

Executive

M Wheatley *(Managing Director and Chief Executive Officer)**
K Winters *(Executive Director)**

Non-executive

M O'Keeffe *(Non-executive Chairman)**

\# South African
* Australian

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this statement of directors' interests.

1. INTERESTS OF AFLEASE AND ITS DIRECTORS

1.1 Interests in BMA

On the last practicable date, Aflease did not own or control any securities in BMA. Aflease has not dealt in any securities in BMA during the restricted period.

1.2 Concert parties and subsidiaries' interests

On the last practicable date, no subsidiaries of Aflease or parties acting in concert with Aflease and/or its subsidiaries owned or controlled any securities in BMA or Aflease. No subsidiaries of Aflease or parties acting in concert with Aflease and/or its subsidiaries dealt in any securities in BMA or Aflease during the restricted period.

1.3 Directors' interests in Aflease ordinary shares

On the last practicable date, the directors of Aflease held the following interests in Aflease ordinary shares:

Name	Beneficial Direct	Beneficial Indirect	Total	Percentage of issued capital
Executive:				
NJ Froneman	3,870,000*	–	3,870,000	0.700%
IJ Marais	20,000	–	20,000	0.004%
Non-executive:				
S Zungu	–	–	–	–
KV Dicks	–	–	–	–
SN Maziya-Sandanezwe	–	–	–	–
S Swana	50,000	–	50,000	0.009%

* 3,700,000 of these are single stock futures.

1.4 Share options held by Aflease directors

On the last practicable date the directors of Aflease staff held the following Aflease staff share options or Aflease retainment share options under the Aflease staff share scheme:

	Aflease staff share options			Aflease retainment share options		
Name	Date granted	Price per option (cents)	Number of shares under option	Date granted	Price per option (cents)	Number of shares under option
Executive:						
NJ Froneman	24/06/2008	204	1,753,850	24/06/2008	204	2,352,941
NJ Froneman	11/12/2008	5% discount to 30-day VWAP on 11/12/08	1,964,786	–	–	–
IJ Marais	12/11/2007	312.63	1,067,000	24/06/2008	204	1,568,627
IJ Marais	24/06/2008	204	84,775	–	–	–
IJ Marais	11/12/2008	5% discount to 30-day VWAP on 11/12/08	1,374,200	–	–	–
CD Chadwick	12/06/2008	201	1,067,000	12/06/2008	201	1,492,537
CD Chadwick	11/12/2008	5% discount to 30-day VWAP on 11/12/08	820,038	–	–	–
Non-executive						
S Zungu	11/12/2006	280	383,562	–	–	–
S Zungu	20/12/2007	262	200,000	–	–	–
S Zungu	11/12/2008	5% discount to 30-day VWAP on 11/12/08	200,000	–	–	–
KV Dicks	11/12/2006	280	287,671	–	–	–
KV Dicks	20/12/2007	262	150,000	–	–	–
KV Dicks	11/12/2008	5% discount to 30-day VWAP on 11/12/08	150,000	–	–	–
SN Maziya-Sandanezwe	11/12/2006	280	287,671	–	–	–
SN Maziya-Sandanezwe	20/12/2007	262	150,000	–	–	–
SN Maziya-Sandanezwe	11/12/2008	5% discount to 30-day VWAP on 11/12/08	150,000	–	–	–
S Swana	11/12/2006	280	287,671	–	–	–
S Swana	20/12/2007	262	150,000	–	–	–
S Swana	11/12/2008	5% discount to 30-day VWAP on 11/12/08	150,000	–	–	–

The options set out above are to be dealt with in accordance with paragraph 6.2 of the scheme.

1.5 Directors' dealings in Aflease ordinary shares and share options

There were no dealings by the directors of Aflease in Aflease ordinary shares, Aflease staff share options and Aflease retainment share options during the restricted period.

1.6 Directors' interests in BMA

On the last practicable date, no directors of Aflease owned or controlled any securities in BMA. No director has dealt in any securities in BMA during the restricted period.

1.7 Directors' interests in transactions

No director of Aflease is, or has been, interested, directly or indirectly, in any transactions which were affected by Aflease during the current or immediately preceding financial year and which remain in any respect, outstanding or unperformed.

1.8 Directors' emoluments

The Aflease directors' remuneration will not be varied as a consequence of the scheme and there were no amendments made to their remuneration during the restricted period, other than salary adjustments provided for in their contracts of employment.

1.9 Directors' service contracts

The executive directors of Aflease have entered into employment contracts with Aflease, which incorporate the normal terms of an employment contract. There were no amendments to these contracts in the restricted period.

No special arrangement holding and dealings have been entered into with respect to the directors.

2. INTERESTS OF BMA AND ITS DIRECTORS

2.1 Interests in Aflease

On the last practicable date, BMA did not own or control any securities in Aflease. BMA has not dealt in any securities in Aflease during the restricted period.

2.2 Concert parties and subsidiaries' interests in Aflease

On the last practicable date and during the restricted period, there were no parties acting in concert with BMA. No parties acting in concert with BMA dealt in any securities in Aflease during the restricted period.

2.3 Directors' interests in BMA ordinary shares

On the last practicable date, the directors of BMA held the following interests in BMA ordinary shares, pre the anticipated BMA consolidation:

	Beneficial			
Name	**Direct**	**Indirect**	**Total**	**Percentage of issued capital**
Executive:				
M Wheatley	–	6,650,000	6,650,000	1.38
K Winters	1,540,022	1,625,000	3,165,022	0.66
Non-executive:				
M O'Keeffe	6,603,922	–	6,603,922	1.37

2.4 Share options held by BMA directors

On the last practicable date, the directors of BMA held the following options under BMA's stock option plans, pre the anticipated BMA consolidation:

Name	Date granted	Price per option AUD	Number of shares under option
Executive:			
M Wheatley			
– Listed options	12 October 2007	0.025	120,000
– Unlisted options	3 October 2006	0.305	2,500,000
	12 March 2008	0.05	15,000,000
K Winters			
– Listed options	12 October 2007	0.025	462,007
– Unlisted options	12 March 2008	0.05	7,500,000
Non-executive:			
M O'Keeffe			
– Listed options	12 October 2007	0.025	1,981,177
– Unlisted options	12 March 2008	0.05	5,000,000

2.5 Directors' dealings in BMA ordinary shares and BMA share options

The table below sets out the dealings by the directors of BMA in BMA ordinary shares and share options during the restricted period, pre the anticipated BMA consolidation:

Name	Date	Nature of transaction	Number of shares/ options	Option strike price AUD	Total price AUD
Executive:					
M Wheatley	3 December 2007	Take up entitlements issue	200,000	0.025	5,000
	12 March 2008	Grant of options	15,000,000	Nil	Nil
	11 August 2008	Share placement	6,250,000	0.016	100,000
K Winters	3 December 2007	Take up entitlements issue	770,011	0.025	19,250
	12 March 2008	Grant of options	7,500,000	Nil	Nil
	11 August 2008	Share placement	1,625,000	0.016	26,000
Non-executive:					
M O'Keeffe	3 December 2007	Take up entitlements issue	3,301,961	0.025	82,549
	12 March 2008	Grant of options	5,000,000	Nil	Nil

2.6 Directors' interests in Aflease

On the last practicable date, no directors of BMA owned or controlled any securities in Aflease. No director has dealt in any securities in Aflease during the restricted period.

For and on behalf of the board

AFLEASE GOLD LIMITED

N Froneman
Director

Johannesburg
19 December 2008

For and on behalf of the board

BMA GOLD LIMITED

M Wheatley
Director

Sydney
19 December 2008

ADDITIONAL INFORMATION REQUIRED BY THE SRP

The definitions and interpretation set out on pages 12 to 17 of this document apply throughout this additional information section.

The following additional information is provided in accordance with the requirements of the SRP:

1. INTENTIONS REGARDING THE BOARD OF AFLEASE

Post the implementation of the scheme, the board of Gold One International which will be the new name of BMA, will consist of 8 directors, comprising six nominees of Aflease, consisting of Neal Froneman, Christopher Chadwick, Ken Dicks, Sandile Swana, Barry Davison and William Harris and two nominees of BMA, consisting of Mark Wheatley and Ken Winters. The non-executive chairman of the board of Gold One International will be Mark Wheatley and the President and CEO will be Neal Froneman. The directors and officers of the subsidiaries of Gold One International (including Aflease) shall be determined by the board of Gold One International.

The Aflease Board is in agreement with these arrangements.

2. INTENTIONS REGARDING THE BUSINESS OF AFLEASE

If the scheme becomes operative, BMA will acquire the entire issued ordinary share capital of Aflease so that the entire issued share capital of Aflease will be held by BMA. This will result in the listing of Aflease's ordinary shares on the JSE being terminated. The business of Aflease post the implementation of the scheme will continue to be operated on substantially the same basis as prior to the implementation of the scheme. The non-executive Chairman of Gold One International will be Mark Wheatley, the President and Chief Executive Officer of Gold One International will be Neal Froneman and the Chief Financial Officer of Gold One International will be Christopher Chadwick. Due to the complementary nature of the skills base within each company and the growth profile of the combined business, there are not expected to be any redundancies on the combination of the two businesses. The Chairman and Chief Executive Officer of Gold One International post-implementation of the scheme will be responsible for appointing the other officers of the combined business and its subsidiaries and for the business strategy of the combined business from and after the implementation of the scheme.

The Aflease Board is in agreement with these arrangements.

3. MAJOR AFLEASE ORDINARY SHAREHOLDERS

At 4 December 2008, the ordinary shareholders holding an interest in excess of five percent of the issued ordinary share capital of Aflease were as follows:

Shareholder	Number of ordinary shares held	Percentage of issued ordinary share capital
Uranium One Inc/Uranium One Africa Limited	190,175,280	34
Navada Trading (Pty) Limited	152,195,122	27
Trinity Asset Management (Pty) Limited	74,000,000	13

To the knowledge of the directors of Aflease, there is no controlling shareholder of Aflease.

4. MATERIAL CHANGES

At the last practicable date, there were no known material changes in the financial or trading position of Aflease since the latest audited financial statements and reviewed results of Aflease, other than as set out below.

In terms of an agreement entered into on 25 November 2008 between Aflease and Trinity, Aflease is undertaking a 10 for 1 share swap with Trinity and will acquire, in a number of separate tranches, not less than 3 million and not more than 7.5 million Randgold shares at a price per Aflease share of not less than 95 percent of the 30-day volume weighted average traded price of Aflease shares on the date of acquisition by Aflease of each tranche of Randgold shares to be acquired by it from Trinity. The first tranche has been acquired and consisted of 3 million Randgold shares in exchange for 30 million Aflease shares at an agreed price of R13.00 per Randgold share and R1.30 per Aflease share. The remaining tranches will be swapped during the period of three months following on 25 November 2008 at the price per Aflease share and the swap ratio as stated above. At the end of that period all obligations with regard to Randgold shares not yet swapped, will terminate.

Aflease will look to dispose of the Randgold shares in order to raise additional capital. Trinity has undertaken to use its best commercial endeavours to assist in the sale of the Randgold shares for and on behalf of Aflease.

The acquisition of the first tranche of Randgold shares is not subject to any conditions precedent.

Aflease will not be obliged to acquire from Trinity any subsequent tranches of Randgold shares put to Aflease in terms of the Trinity Agreement, unless all Randgold shares already acquired by Aflease in terms of the agreement have been disposed of to the satisfaction of Aflease.

At the last practicable date, there were no known material changes in the financial or trading position of BMA since the latest audited financial statements or the interim results, except for a capital raise held in August 2008. The details of the capital raise pre the anticipated BMA consolidation are set out below:

Details	Price	Number of shares issued	To whom
Entitlement Issue – offer of 1 share for every 8 shares held (announced 10 June 2008, completed August 2008)	AUD1.6 cents per share	31,690,711	Entitlement offer and shortfall offer to all shareholders
Placement to directors and management (announced 10 June 2008, completed August 2008)	AUD1.6 cents per share	13,500,000	Directors (Ken Winters, Mark Wheatley) and management (Greg Jones and Kellie Pickering)

5. NON-SOLICITATION AND BREAK FEE

Each of BMA and Aflease has agreed not to solicit competing offers to the acquisition and to give the other party the right to match any unsolicited competing offers. Each party may terminate the acquisition agreement if it receives an unsolicited superior competing offer which the other party does not match. Furthermore, they have agreed to the payment by Aflease of a break fee of AUD 1,000,000 if Aflease terminates the agreement in response to a superior offer or if its shareholders do not approve the acquisition, or the payment by BMA of AUD 200,000 if BMA terminates the agreement in response to a superior offer or if its shareholders do not approve the acquisition.

6. SPECIAL ARRANGEMENTS

No arrangements, agreements or undertakings (including any compensation arrangements), which have any connection with or dependence on the scheme, exist between BMA or Aflease, or any person acting in concert with BMA or Aflease, and any director of Aflease, or any person who was a director of Aflease within the period commencing 12 months prior to the operative date, or any person who is or was a shareholder within the period commencing 12 months prior to the operative date.

7. ULTIMATE OWNERSHIP OF SECURITIES ACQUIRED

There are no securities being acquired which will be transferred to another person.

8. COSTS

Each of BMA and Aflease will bear their own costs of, and incidental to, the scheme.

The cost to Aflease of the scheme, including JSE and SRP documentation fees, printing and publishing costs and amounts payable to its advisers, is estimated at approximately R16,414,500 (excluding VAT) excluding the cost of the listing of BMA on the JSE of R6,273,000 (excluding VAT).

9. EXPERTS' CONSENTS

All the advisers and the transfer secretaries listed on the inside front cover of this document have consented in writing to the inclusion of their names and, where applicable, opinions and reports in this document in the form and context in which they appear and have not withdrawn their consents prior to the publication of this document.

10. DIRECTORS' RESPONSIBILITY STATEMENTS

10.1 The directors of Aflease, insofar as the information relates to Aflease, and the directors of BMA, insofar as the information relates to BMA:

10.1.1 have considered all statements of fact and opinion in this document;

10.1.2 accept, individually and collectively, full responsibility for the accuracy of such statements;

10.1.3 certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard.

10.2 The names of the Aflease directors and the BMA directors appear on page 51 of this document.

11. LITIGATION STATEMENT

Save that it is recorded that Aflease was notified in July 2008 by HSBC Trustee (C.I.) Limited of Jersey (the "Trustee") that Aflease is alleged to be in breach of the terms and conditions of convertible bonds issued by Aflease to the Trustee, which is disputed by Aflease, the Aflease board is not aware of any disputes, or any pending, legal or arbitration proceedings which have had, in the 12 months preceding the date of this document, or which may have a material impact on the financial position of the Aflease group and not provided for in the audited financial statements of the Aflease group for the financial year ended 31 December 2007 or the interim results for the six months ended 30 June 2008.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection at the registered office of Aflease situated at First Floor, 45 Empire Road, Parktown, Johannesburg during normal office hours from the date of this document, being Friday, 19 December 2008, up to and including the date on which the scheme is sanctioned by the Court which is expected to be Tuesday, 3 February 2009:

12.1 a signed copy of this document;

12.2 a signed copy of the pre-listing statement;

12.3 a signed copy of the acquisition agreement;

12.4 the Order of Court convening the scheme meeting;

12.5 the memorandum and articles of association of Aflease;

12.6 the constitution of BMA;

12.7 the signed letter from KPMG, independent professional adviser to the Aflease board, regarding the scheme set out in Annexure I to this document;

12.8 the unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 set out in Annexure II to this document;

12.9 the independent reporting accountants' assurance report of PwC on the unaudited *pro forma* financial effects of the scheme on Aflease's ordinary shareholders and on the unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 set out in Annexure III to this document;

12.10 the SAMREC technical report on Aflease, BMA and the *pro forma* consolidated resource and reserve statement of Gold One International in Annexure 7 to the pre-listing statement;

12.11 the historical audited consolidated financial statements of the Aflease group for the three financial years ended 31 December 2005, 31 December 2006 and 31 December 2007 and the reviewed interim results of Aflease for the six months ended 30 June 2008;

12.12 the historical audited consolidated financial statements of BMA for the four financial years ended 31 December 2004, 31 December 2005, 31 December 2006 and 31 December 2007 and the reviewed interim results of BMA for the six months to 30 June 2008;

12.13 the deed of the Aflease staff share scheme; and

12.14 the written consents from the advisers and transfer secretaries referred to in paragraph 10 of this additional information section consenting to the inclusion of their names and, where applicable, opinions and reports in this document in the form and context in which they appear and undertaking that such consents will not be withdrawn prior to the publication of this document.

For and on behalf of the board

AFLEASE GOLD LIMITED

N Froneman
Director

Johannesburg
19 December 2008

For and on behalf of the board

BMA GOLD LIMITED

M Wheatley
Director

Sydney
19 December 2008

OPINION OF THE INDEPENDENT PROFESSIONAL ADVISER TO THE AFLEASE BOARD REGARDING THE SCHEME

"The Directors
Aflease Gold Limited
Postnet Suite 345
Private Bag X30500
Houghton
2041

1 December 2008

Dear Sirs

Report of the independent professional adviser in respect of the proposed scheme of arrangement by BMA Gold Limited ("BMA") between Aflease Gold Limited ("Aflease") and Aflease ordinary shareholders

Introduction

In an announcement published by Aflease Gold Limited ("Aflease") on 20 November 2008, shareholders were advised that BMA Gold Limited ("BMA") has proposed to acquire all the issued ordinary shares of Aflease ("the transaction").

It is proposed that the transaction will take place through a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), whereby Aflease ordinary shareholders will receive, on completion of the scheme, 1 BMA ordinary share, post the anticipated BMA consolidation, for each Aflease ordinary share. Aflease will be delisted from the JSE and BMA would be renamed Gold One International Limited.

Full details of the transaction are contained in the circular to Aflease shareholders ("the circular") to be dated on or about 19 December 2008, which will include a copy of this letter.

Scope

Rule 3.1 of the Securities Regulation Code on Take-overs and Mergers provides that the board of directors of the offeree company shall obtain appropriate external advice on any offer as to how it affects all holders of securities, including specifically, where applicable, minority holders of securities.

The board of directors of Aflease has requested that an independent fairness opinion be performed in terms of Rule 3.1 with regard to the above transaction.

KPMG Services (Proprietary) Limited ("KPMG") has been appointed by the Aflease board of directors as the independent professional adviser to advise on whether the terms and conditions of the transaction are fair to the shareholders of Aflease.

Responsibility

The compliance with the the Securities Regulation Code on Take-overs and Mergers is the responsibility of Aflease board of directors. Our responsibility is to report on the terms and conditions of the proposed transaction.

Definition of the term "fair"

A transaction will generally be considered fair to a company's shareholders if the benefits received by the shareholders, as a result of the transaction, are equal to or greater than the value surrendered by the shareholders.

The assessment of fairness is primarily based on quantitative issues. The transaction may be considered fair if the value of the Gold One International Limited shareholding received by an Aflease ordinary shareholder is considered to be equal to or greater than the value of the Aflease shareholding surrendered in terms of the transaction.

Our opinion relates only to the fairness of the transaction.

Information utilised and procedures performed

In arriving at our opinion we have undertaken the following procedures in evaluating the fairness of the transaction:

- obtained an understanding of the structure, terms and conditions of the transaction;
- considered the audited financial statements of Aflease and BMA for the financial years ended 31 December 2006 to 2007;
- considered the interim financial statement of Aflease and BMA for the six months ended 30 June 2008;
- considered the unaudited management accounts of Aflease for the period ended 31 October 2008;
- held discussions with the directors and management of Aflease to establish its strategy and considered such other matters as we consider necessary, including assessing the prevailing economic, legal and market conditions in the Mining and Resources Industry;
- consulted with Mr Daniel van Heerden (M. Comm. (Bus. Admin.), B.Sc. (Min.Eng), MSAIMM, AMMSA) and Mr Johan Odendaal (B.Sc (Geology), B.Sc Hons (Mineral Economics), M.Sc (Min Eng)), independent mining consultants appointed by KPMG, on technical matters, *inter alia*, technical reports on the mineral assets and valuation thereof and reasonableness of forecast technical input assumptions;
- evaluated the risks and expected returns associated with Aflease and BMA;
- reviewed the Aflease financial models ("the financial models") in respect of the Modder East and Sub Nigel properties and the basis of the assumptions therein including the prospects of the business. This review included an assessment of the recent historical performance to date as well as the reasonableness of the outlook assumed based on discussions with management;
- reviewed the reasonableness of material assumptions in the financial models relating to production costs, material volumes and capital expenditure;
- stress tested the material assumptions applied in the financial models which included, *inter alia*, production volumes, operating margins, capital expenditure and key economic parameters used in order to test the operation of the model;
- adjusted the financial models to reflect KPMG's assumptions of cost of capital and of future macro-economic variables such as exchange rates and inflation rates;
- reviewed the independent technical reports for the Aflease and BMA projects prepared by SRK Consulting dated 20 November 2008;
- reviewed certain publicly available information relating to Aflease and BMA, including company announcements, analyst reports and media articles;
- compared the 12-month historical share price movement of Aflease and BMA shares to shares of comparable companies in order to assess the relative trading activities, liquidity and volatility of Aflease and BMA shares;
- quantified the financial impact to the ordinary shareholders of Aflease of the change of terms and conditions of the convertible bonds;
- estimated the net impact on the cost of capital of access to funding as a result of the transaction and quantified the anticipated benefit to Aflease ordinary shareholders; and
- considered the rationale and other anticipated effects of the scheme to the extent that they represent additional net quantifiable benefits to the shareholders.

Valuation

KPMG performed a valuation of Aflease and a valuation of BMA to determine whether the transaction offer consideration represents fair value to Aflease shareholders. The discounted cash flow methodology was the primary valuation methodology employed in respect of the Modder East and Sub Nigel projects of Aflease. The New Kleinfontein, Turnbridge, Ventersburg and Spaarwater projects of Aflease and Twin Hills project of BMA were valued based on pricing multiples (US Dollar per resource ounce) from comparable transactions in the gold mining industry.

The valuations were performed taking cognisance of risk and other market and industry factors affecting Aflease and BMA. Additionally, sensitivity analyses were performed considering key assumptions in arriving at the valuation range as set out below.

Consideration was also given to the value quantification of the change of terms and conditions of the convertible bonds as well as of the impact on the cost of capital as a result of the transaction.

Key value drivers to the valuation included the discount rate, exchange rates, commodity prices, reserves and resources, operating margins and capital expenditure.

Prevailing market and industry conditions were also considered in assessing the risk profile of both Aflease and BMA.

In undertaking the primary valuation exercise above, we determined a valuation range of 0.94 to 1.06 Gold One International Limited shares per 1 ordinary Aflease share.

The valuation range above is provided solely in respect of this fairness opinion and should not be used for any other purposes.

Opinion

KPMG has considered the terms and conditions of the proposed transaction and, based upon and subject to the conditions set out herein, is of the opinion that the terms and conditions of the transaction are fair to the Aflease shareholders.

Our opinion is necessarily based upon the information available to us up to 20 November 2008, including in respect of the financial, regulatory, securities market and other conditions and circumstances existing and disclosed to us at the date thereof. We have furthermore assumed that all conditions, including any material regulatory, other approvals and consents required in connection with the proposed transaction have been or will be timeously fulfilled and/or obtained.

Accordingly, it should be understood that subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

Limiting conditions

This opinion is provided to board of directors and shareholders of Aflease in connection with and for the purposes of the proposed transaction. This opinion is prepared solely for the Aflease board of directors and therefore should not be regarded as suitable for use by any other party or give rise to third party rights. This opinion does not purport to cater for each individual shareholder's perspective, but rather that of the general body of Aflease shareholders. Should a shareholder be in doubt as to what action to take, he or she should consult an independent adviser.

An individual Aflease shareholder's decision as to whether to vote in favour of any transaction may be influenced by his particular circumstances. The assessment as to whether or not Aflease board of directors decides to recommend the transaction is a decision that can only be taken by Aflease board of directors.

We have relied upon and assumed the accuracy of the information used by us in deriving our opinion. Where practical, we have corroborated the reasonability of the information provided to us for the purpose of our opinion, whether in writing or obtained in discussion with management of Aflease, by reference to publicly available or independently obtained information. While our work has involved an analysis of, *inter alia,* the annual financial statements, and other information provided to us, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards.

Where relevant, the forecasts of Aflease and BMA relate to future events and are based on assumptions that may or may not remain valid for the whole of the forecast period. Consequently, such information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely the actual future results of Aflease and BMA will correspond to those projected. Where practicable, we compared the forecast financial information to past trends and third party estimates as well as discussing the assumptions inherent therein with the management of Aflease and BMA. On the basis of these enquiries and such other procedures we consider appropriate to the circumstances, we believe that the forecasts have been prepared with due care and consideration.

We have also assumed that the transaction will have the legal, accounting and taxation consequences described in discussions with, and materials furnished to us by, representatives and advisers of Aflease and we express no opinion on such consequences. We have assumed that all agreements that will be entered into in respect of the transaction will be legally enforceable.

Independence

We have no direct or indirect interest in shares of both Aflease and BMA.

Furthermore, we confirm that our professional fees are not contingent upon the success of the proposed transaction.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to the shareholders of Aflease in the form and context in which it appears.

Yours faithfully

Neeraj Shah
Director – Corporate Finance
KPMG Services (Proprietary) Limited

KPMG Crescent
85 Empire Road
Parktown
2193"

UNAUDITED *PRO FORMA* BALANCE SHEET AND INCOME STATEMENT OF BMA FOR THE SIX MONTHS ENDED 30 JUNE 2008

1. INTRODUCTION

The unaudited *pro forma* balance sheet and income statement of BMA for the six months ended 30 June 2008 are provided below and have been prepared for illustrative purposes only to reflect the *pro forma* results of BMA after the implementation of the agreement with Trinity outlined in paragraph 2.6.2 of the Valuation Statement in this document and thereafter the scheme and the replacement of the Aflease convertible bonds with BMA convertible bonds.

Two sets of *pro forma* financial information are provided below based on the minimum 30 million and the potential maximum 75 million of Aflease shares to be issued in terms of the agreement with Trinity.

Because of their nature, the unaudited *pro forma* income statement and balance sheet may not give a fair reflection of BMA's financial position, changes in equity, results of operations or cash flows. The Aflease directors and the BMA directors are of the opinion that the combined entity is a going concern and have applied the going concern principle in the preparation of the *pro forma* financial information. The unaudited *pro forma* balance sheet and income statement are the responsibility of the Aflease directors and the BMA directors.

The independent reporting accountants' assurance report on the unaudited *pro forma* balance sheet and income statement for the six months ended 30 June 2008 is set out in Annexure III to this document.

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 30 million Aflease shares in terms of the agreement with Trinity.

Unaudited *pro forma* balance sheet at 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
ASSETS									
Non-current assets									
Property, plant and equipment Mine development costs and mine plant facilities	320,476	-	320,476	869	-	869	-	-	321,345
Undeveloped properties	110,645	-	110,645	-	-	-	19,020	-	129,665
Asset retirement fund	7,033	-	7,033	-	-	-	-	-	7,033
Restricted cash	1,774	-	1,774	1,326	-	1,326	-	-	3,100
Amounts due from related parties	268	-	268	-	-	-	-	-	268
Exploration, evaluation and development	-	-	-	14,444	(14,444)	-	-	-	-
Deferred tax asset	-	-	-	191	-	191	-	-	191
	440,196	**-**	**440,196**	**16,830**	**(14,444)**	**2,386**	**19,020**	**-**	**461,602**
Current assets									
Cash and cash equivalents	471,984	(100)	471,884	7,492	4,748	12,240	(36,800)	-	447,324
Receivables and prepayments	21,835	-	21,835	808	-	808	-	-	22,643
Investments held for sale	-	39,000	39,000	-	-	-	-	-	39,000
Inventories	289	-	289	-	-	-	-	-	289
Other current assets	-	-	-	236	-	236	-	-	236
	494,108	**38,900**	**533,008**	**8,536**	**4,748**	**13,284**	**(36,800)**	**-**	**509,492**
Total assets	**934,304**	**38,900**	**973,204**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**971,094**
SHAREHOLDERS' EQUITY									
Share capital and share premium	360,533	38,900	399,433	354,032	4,748	358,780	(339,214)	-	418,999
Contributed surplus	10,644	-	10,644	27,584	-	27,584	(27,584)	-	10,644
Accumulated deficit	(146,423)	-	(146,423)	(359,985)	(14,444)	(374,429)	344,629	(90,000)	(266,223)
	224,754	**38,900**	**263,654**	**21,631**	**(9,696)**	**11,935**	**(22,169)**	**(90,000)**	**163,420**
LIABILITIES									
Non-current liabilities									
Financial liabilities designated at fair value	620,902	-	620,902	-	-	-	-	90,000	710,902
Amounts owing to related parties	935	-	935	-	-	-	-	-	935
Asset retirement obligation	7,551	-	7,551	1,334	-	1,334	-	-	8,885
Deferred taxation	31,411	-	31,411	191	-	191	4,389	-	35,991
	660,799	**-**	**660,799**	**1,525**	**-**	**1,525**	**4,389**	**90,000**	**756,713**
Current liabilities									
Accounts payable and accrued liabilities	41,745	-	41,745	2,149	-	2,149	-	-	43,894
Taxation payable	4,245	-	4,245	-	-	-	-	-	4,245
Provisions	2,761	-	2,761	61	-	61	-	-	2,822
	48,751	**-**	**48,751**	**2,210**	**-**	**2,210**	**-**	**-**	**50,961**
Total shareholders' equity and liabilities	**934,304**	**38,900**	**973,204**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**971,094**
Net asset value ("NAV")	224,754	38,900	263,654	21,631	(9,696)	11,935	(22,169)		163,420
Tangible net asset value ("TNAV")	224,754	38,900	263,654	21,631	(9,696)	11,935	(22,169)		163,420
Total number of shares	524,457,006	30,000,000	554,457,006	437,806,615	(413,655,909)	24,150,706	554,457,006		578,607,712
NAV/share (cents)	42.85		47.55	4.94		49.42			28.24
TNAV/share (cents)	42.85		47.55	4.94		49.42			28.24

Unaudited pro forma income statement for the six months ended 30 June 2008

	Aflease	Aflease adjustment	Aflease adjusted	BMA	BMA adjustment	BMA adjusted	Combination adjustments		BMA after
	Note 2	Note 3		Note 4	Note 5		Note 6	Note 7	Note 8
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Revenue	-	-	-	-	-	-	-	-	-
Cost of sales	-	-	-	-	-	-	-	-	-
Gross loss	-	-	-	-	-	-	-	-	-
Sundry income	-	-	-	-	-	-	-	-	-
General and administrative expenditure	(9,091)	-	(9,091)	(3,877)	-	(3,877)	-	-	(12,968)
Share options expensed	(4,070)	-	(4,070)	(2,613)	-	(2,613)	-	-	(6,683)
Exploration and pre-feasibility expenditure	(13,073)	-	(13,073)	-	(2,805)	(2,805)	-	-	(15,878)
Transaction costs	-	-	-	-	-	-	(29,800)	-	(29,800)
Fair value adjustment on financial liability	684	-	684	-	-	-	-	(90,000)	(89,316)
Operating loss	**(25,550)**	-	**(25,550)**	**(6,490)**	**(2,805)**	**(9,295)**	**(29,800)**	**(90,000)**	**(154,645)**
Interest received	33,229	-	33,229	419	-	419	(1,840)	-	31,808
Interest paid	(25,073)	-	(25,073)	(71)	-	(71)	-	-	(25,144)
Loss before income taxes	**(17,394)**	-	**(17,394)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,640)**	**(90,000)**	**(147,981)**
Taxation	(2,353)	-	(2,353)	-	-	-	515	-	(1,838)
Net loss	**(19,747)**	-	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Headline earnings adjustments	-	-	-	-	-	-	-	-	-
Headline loss	**(19,747)**	-	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Weighted average number of shares	524,186,173	30,000,000	554,186,173	437,803,269	(413,652,730)	24,150,539	554,457,006	-	578,607,545
Loss per share									
- Basic (cents)	(3.77)		(3.56)	(1.40)		(37.05)			(25.89)
- Headline (cents)	(3.77)		(3.56)	(1.40)		(37.05)			(25.89)

Unaudited *pro forma* financial information of BMA for the period ended 30 June 2008 based on the issue of 75 million Aflease shares in terms of the agreement with Trinity.

Unaudited *pro forma* balance sheet at 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
ASSETS									
Non-current assets									
Property, plant and equipment Mine development costs and mine plant facilities	320,476	-	320,476	869	-	869	-	-	321,345
Undeveloped properties	110,645	-	110,645	-	-	-	19,020	-	129,665
Asset retirement fund	7,033	-	7,033	-	-	-	-	-	7,033
Restricted cash	1,774	-	1,774	1,326	-	1,326	-	-	3,100
Amounts due from related parties	268	-	268	-	-	-	-	-	268
Exploration, evaluation and development	-	-	-	14,444	(14,444)	-	-	-	-
Deferred tax asset	-	-	-	191	-	191	-	-	191
	440,196	**-**	**440,196**	**16,830**	**(14,444)**	**2,386**	**19,020**	**-**	**461,602**
Current assets									
Cash and cash equivalents	471,984	(100)	471,884	7,492	4,748	12,240	(36,800)	-	447,324
Receivables and prepayments	21,835	-	21,835	808	-	808	-	-	22,643
Investments held for sale	-	88,500	88,500	-	-	-	-	-	88,500
Inventories	289	-	289	-	-	-	-	-	289
Other current assets	-	-	-	236	-	236	-	-	236
	494,108	**88,400**	**582,508**	**8,536**	**4,748**	**13,284**	**(36,800)**	**-**	**558,992**
Total assets	**934,304**	**88,400**	**1,022,704**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**1,020,594**
SHAREHOLDERS' EQUITY									
Share capital and share premium	360,533	88,400	448,933	354,032	4,748	358,780	(339,214)	-	468,499
Contributed surplus	10,644	-	10,644	27,584	-	27,584	(27,584)	-	10,644
Accumulated deficit	(146,423)	-	(146,423)	(359,985)	(14,444)	(374,429)	344,629	(90,000)	(266,223)
	224,754	**88,400**	**313,154**	**21,631**	**(9,696)**	**11,935**	**(22,169)**	**(90,000)**	**212,920**
LIABILITIES									
Non-current liabilities									
Financial liabilities designated at fair value	620,902	-	620,902	-	-	-	-	90,000	710,902
Amounts owing to related parties	935	-	935	-	-	-	-	-	935
Asset retirement obligation	7,551	-	7,551	1,334	-	1,334	-	-	8,885
Deferred taxation	31,411	-	31,411	191	-	191	4,389	-	35,991
	660,799	**-**	**660,799**	**1,525**	**-**	**1,525**	**4,389**	**90,000**	**756,713**
Current liabilities									
Accounts payable and accrued liabilities	41,745	-	41,745	2,149	-	2,149	-	-	43,894
Taxation payable	4,245	-	4,245	-	-	-	-	-	4,245
Provisions	2,761	-	2,761	61	-	61	-	-	2,822
	48,751	**-**	**48,751**	**2,210**	**-**	**2,210**	**-**	**-**	**50,961**
Total shareholders' equity and liabilities	**934,304**	**88,400**	**1,022,704**	**25,366**	**(9,696)**	**15,670**	**(17,780)**	**-**	**1,020,594**
Net asset value ("NAV")	224,754	88,400	313,154	21,631	(9,696)	11,935	(22,169)		212,920
Tangible net asset value ("TNAV")	224,754	88,400	313,154	21,631	(9,696)	11,935	(22,169)		212,920
Total number of shares	524,457,006	75,000,000	599,457,006	437,806,615	(413,655,909)	24,150,706	599,457,006		623,607,712
NAV/share (cents)	42.85		52.24	4.94		49.42			34.14
TNAV/share (cents)	42.85		52.24	4.94		49.42			34.14

Unaudited *pro forma* income statement for the six months ended 30 June 2008

	Aflease Note 2 R'000	Aflease adjustment Note 3 R'000	Aflease adjusted R'000	BMA Note 4 R'000	BMA adjustment Note 5 R'000	BMA adjusted R'000	Combination adjustments Note 6 R'000	Combination adjustments Note 7 R'000	BMA after Note 8 R'000
Revenue	–	–	–	–	–	–	–	–	–
Cost of sales	–	–	–	–	–	–	–	–	–
Gross loss	–	–	–	–	–	–	–	–	–
Sundry income	–	–	–	–	–	–	–	–	–
General and administrative expenditure	(9,091)	–	(9,091)	(3,877)	–	(3,877)	–	–	(12,968)
Share options expensed	(4,070)	–	(4,070)	(2,613)	–	(2,613)	–	–	(6,683)
Exploration and pre-feasibility expenditure	(13,073)	–	(13,073)	–	(2,805)	(2,805)	–	–	(15,878)
Transaction costs	–	–	–	–	–	–	(29,800)	–	(29,800)
Fair value adjustment on financial liability	684	–	684	–	–	–	–	(90,000)	(89,316)
Operating loss	**(25,550)**	**–**	**(25,550)**	**(6,490)**	**(2,805)**	**(9,295)**	**(29,800)**	**(90,000)**	**(154,645)**
Interest received	33,229	–	33,229	419	–	419	(1,840)	–	31,808
Interest paid	(25,073)	–	(25,073)	(71)	–	(71)	–	–	(25,144)
Loss before income taxes	**(17,394)**	**–**	**(17,394)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,640)**	**(90,000)**	**(147,981)**
Taxation	(2,353)	–	(2,353)	–	–	–	515	–	(1,838)
Net loss	**(19,747)**	**–**	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Headline earnings adjustments	–	–	–	–	–	–	–	–	–
Headline loss	**(19,747)**	**–**	**(19,747)**	**(6,142)**	**(2,805)**	**(8,947)**	**(31,125)**	**(90,000)**	**(149,819)**
Weighted average number of shares	524,186,173	75,000,000	599,186,173	437,803,269	(413,652,730)	24,150,539	599,457,006	–	623,607,545
Loss per share									
– Basic (cents)	(3.77)		(3.30)	(1.40)		(37.05)			(24.02)
– Headline (cents)	(3.77)		(3.30)	(1.40)		(37.05)			(24.02)

Notes:

1. The *pro forma* financial balance sheet and income statement are based on the accounting policies adopted by Aflease, which are in accordance with International Financial Reporting Standards. It is assumed that all changes and transactions described below are effective on:
   - 1 January 2008 for purposes of preparing the *pro forma* income statement and the financial effects on earnings per share and headline earnings per share.
   - 30 June 2008 for purposes of preparing the *pro forma* balance sheet and the financial effects on net asset value per share and tangible net asset value per share.
2. The "Aflease" column has been extracted from the published unaudited financial information of Aflease for the six months ended 30 June 2008.
3. The "Aflease adjustment" column reflects the impact of significant corporate action within Aflease after 30 June 2008 but prior to the implementation of the scheme, as follows:
   - The issue of 30 million Aflease shares at R1.30 per share, reflected in the first set of financial information above, and the potential issue of a further 45 million Aflease shares at an assumed R1.10 per share, reflected in the second set of financial information above, to Trinity Asset Management (Proprietary) Limited as described in paragraph 2.6.2 of the Valuation Statement included in this document. Transaction costs of R100,000 are set off against share capital. The assumed issue price of the further 45 million Aflease shares is based on the market value of Aflease shares as at 24 November 2008.
   - It is assumed that the Randgold shares are held for sale at fair value and that no fair value changes occur after initial recognition.
4. The "BMA" column has been extracted from the published unaudited financial information of BMA for the six months ended 30 June 2008. Amounts have been converted from Australian Dollar to Rand at the following assumed exchange rates:
   - Income statement: R7.10: AUD1
   - Balance sheet: R7.62: AUD1
5. The "BMA adjustment" column reflects the impact of significant corporate action within BMA and an accounting policy change after 30 June 2008 but prior to the implementation of the scheme, as follows:
   - An entitlement issue and share options exercised totalling 45,207,511 BMA shares resulting in cash inflow of R4.7 million after costs. The costs are set-off against share capital. No interest benefit on net cash raised is assumed in the income statement as cash raised will be used to fund normal operating requirements.
   - Following the implementation of the above changes, a consolidation of BMA shares resulting in the reduction of BMA shares in the ratio 20:1. Associated costs are assumed to be part of the transaction costs associated with the scheme.
   - Historically BMA has elected to capitalise exploration costs in terms of AIFRS. Historically Aflease has elected to expense exploration costs. The Aflease accounting treatment will be elected post the scheme and the capitalised exploration costs in BMA are therefore expensed, resulting in a reduction in the 30 June 2008 carrying value of the BMA asset of R14.4 million and an expense of R2.8 million for the period ended 30 June 2008.
6. The "Combination adjustments" column reflects the impact of the business combination as proposed in the scheme. IFRS 3 Revised: Business Combinations is effective for the financial year ending 31 December 2010 but earlier adoption is permitted. BMA will elect to early adopt IFRS 3 Revised: Business Combinations. The following is assumed and takes into consideration the accounting principles relating to reverse acquisitions in terms of IFRS 3 Revised: Business Combinations:

- Afiease assets, liabilities and shareholders' equity are carried forward into BMA at their historic values.
- The issue, in terms of the scheme, of a minimum of 554,457,006 BMA shares and a maximum of 599,457,006 BMA shares in a 1:1 ratio to Afiease shares.
- The deemed acquisition value of BMA is R26.6 million. This value is based on the number of issued shares in BMA before the scheme, the relative number of scheme shares and the market capitalisation of Afiease prior to the scheme based on the Afiease share price of R1.10 as at 24 November 2008. The actual deemed acquisition value of BMA will be based on the market value of the Afiease shares which would have had to be issued to give the BMA shareholders the same percentage equity interest in the combined entity that results from the reverse acquisition at the acquisition date.
- The BMA acquisition value less the value of BMA assets and liabilities amounts to R14.6 million and is allocated to undeveloped properties. It is assumed that the historic book value of BMA assets and liabilities reflect their fair value, except for capitalised exploration costs, which is assumed not to be capitalised in BMA in the future (refer note 5 above). A formal purchase price allocation assessment has not yet been performed. Based on a preliminary assessment, the R14.6 million (before deferred tax thereon) is allocated to mineral resources, which will be amortised over the life of mine, once mining commences. The asset for mineral resources is assumed to be carried at full value within undeveloped properties as mining has not yet commenced. The fair value of the consideration transferred and the fair value of the identifiable assets acquired and the liabilities assumed in terms of IFRS 3 Revised: Business Combinations, will need to be determined at the acquisition date. This will impact the eventual fair value and nature of identified assets, intangible assets and the value of the resulting goodwill, if any, as applicable. These assets will be subject to normal impairment testing.
- A deferred tax liability of R4.4 million on the mineral resources is calculated at the Australian company tax rate and is added to the undeveloped properties.
- Transaction costs amount to R36.8 million and are non-recurring. Costs associated with the issue of shares R7 million are set-off against share capital while other transaction costs are expensed in terms of IFRS 3 Revised: Business Combinations. The interest impact on cash outflows is assumed at 10 percent before tax.
- Charges for IFRS 2: Share-based Payments, are assumed to be the same as reported. Charges for IFRS 2: Share-based Payments, will have to be calculated as at reporting periods.

7. The Afiease convertible bonds will be replaced with BMA convertible bonds with adjustments to certain terms and conditions. The fair value of the convertible bonds will have to be calculated at the effective date of the transaction. A fair value adjustment, which will increase the carrying value of the liability, is assumed at R90 million based on a preliminary calculation and is charged to the income statement. While fair value adjustments are accounted on an ongoing basis, the nature of this charge to the income statement is non-recurring as it relates directly to the replacement of the convertible bonds. The convertible bonds will need to be fair valued at each reporting date and any movement will be charged or released through the income statement. For purposes of the presentation of the *pro forma* earnings, no further fair value movement has been assumed during the financial period. Refer to additional comment on the fair value adjustment to the convertible bonds in note 9 below.
8. The "BMA after" column reflects the *pro forma* consolidated results for the enlarged BMA group. The number of shares at 30 June 2008 and the weighted average number of shares for the period then ended are for the BMA legal entity after the scheme. Effectively one previous share in Afiease is equivalent to one BMA share per the "BMA after" column.
9. The trading update for Afiease dated 26 November 2008 refers to market movements after 30 June 2008 to date which have resulted in the fair value of the convertible bonds liability reducing subsequent to the 30 June 2008 reporting date. While not a consequence of the scheme, the current market movements are taken into consideration by the directors of Afiease in their renegotiation of the terms for the replacement of the convertible bonds. Preliminary valuations of the bonds indicate that, currently, the R90 million fair value charge, as described in note 7 above, is absorbed by the positive fair value adjustments arising as a consequence of the current market conditions. The net impact of these adjustments on the fair value of the convertible bond liability may therefore result in a significantly different carrying value of the convertible bond liability at the effective date of the scheme, compared to the liability assumed in the *pro forma* financial information. On the assumption that the market related fair value adjustments to the convertible bonds result in a set-off of the R90 million impact of the renegotiation of the terms, the *pro forma* net asset value per share would have been 43.80 cents to 48.58 cents and the *pro forma* earnings per share would have been (10.34) cents to (9.59) cents. Fair value changes will be determined at the effective date of the transaction.
10. Diluted earnings per share are anti-dilutive.

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT OF PwC ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS OF THE SCHEME ON AFLEASE'S ORDINARY SHAREHOLDERS AND ON THE UNAUDITED *PRO FORMA* BALANCE SHEET AND INCOME STATEMENT OF BMA FOR THE SIX MONTHS ENDED 30 JUNE 2008

"The Directors
Aflease Gold Limited
First Floor
45 Empire Road
Parktown
2193

8 December 2008

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE SCHEME OF ARRANGEMENT PROPOSED BY BMA GOLD LIMITED (THE "SCHEME")

BMA Gold Limited ("BMA") has proposed a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973 (Act 61 of 1973), between Aflease Gold Limited ("Aflease") and the ordinary shareholders of Aflease.

We have performed our limited assurance engagement in respect of the unaudited *pro forma* balance sheet and income statement and the unaudited *pro forma* financial effects of BMA set out in paragraph 4 of the Valuation Statement and Annexure II (together "the *pro forma* financial information") of the circular of Aflease, to be dated on or about 19 December 2008 to be issued in connection with the Scheme (the "Circular"). The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the Scheme might have affected the reported historical financial information presented for Aflease and BMA, had the corporate action been undertaken at the date of the *pro forma* balance sheet being reported on or at the start of the reporting period of the *pro forma* income statement being reported on.

Directors' responsibility

The directors of Aflease and BMA are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the Circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Aflease; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the Circular to Aflease shareholders. We conducted our assurance engagement in accordance with ISAE 3000: International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by The South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Aflease and BMA, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors and management of the companies in respect of the corporate action.

In arriving at our conclusion, we have relied upon financial information prepared by the directors and management of Aflease and BMA and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Aflease; and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the Sections 8.17 and 8.30 of the JSE Listings Requirements.

H P Odendaal
Registered Auditor
Johannesburg"

TRADING HISTORY OF AFLEASE ORDINARY SHARES ON THE JSE

The table below sets the high, low and closing price and the aggregate volumes of the Aflease ordinary shares traded on the JSE for the following period:

	High (cents)	Low (cents)	Close (cents)	Volume m	Value Traded ZARm
Daily					
4 December 2008	111	95	104	0.108	11.20
3 December 2008	111	105	111	0.065	6.93
2 December 2008	111	101	106	0.003	0.34
1 December 2008	112	110	111	0.015	1.67
28 November 2008	113	112	113	0.122	13.70
27 November 2008	118	109	112	0.427	48.01
26 November 2008	119	114	119	0.127	15.03
25 November 2008	115	109	115	0.055	6.14
24 November 2008	115	110	110	0.212	23.95
21 November 2008	113	105	110	0.235	25.54
20 November 2008	116	109	114	0.353	40.53
19 November 2008	118	109	118	0.150	17.41
18 November 2008	115	110	115	0.030	3.35
17 November 2008	119	100	119	0.069	7.71
14 November 2008	117	116	117	0.022	2.62
13 November 2008	118	105	114	0.066	7.41
12 November 2008	120	112	119	0.054	6.37
11 November 2008	120	112	120	0.070	8.25
10 November 2008	120	117	120	2.181	261.53
7 November 2008	119	115	117	1.101	129.72
6 November 2008	120	115	120	0.985	118.19
5 November 2008	120	115	115	0.157	18.33
4 November 2008	120	105	110	0.570	68.05
Monthly					
November 2008	120	98	113	7.423	866.02
October 2008	188	82	100	22.328	3,065.74
September 2008	210	165	185	2.659	498.24
August 2008	228	172	209	7.887	1,469.82
July 2008	289	189	217	5.857	1,387.12
June 2008	299	205	287	33.818	7,887.85
May 2008	225	197	215	8.022	1,705.49
April 2008	247	185	220	156.469	33,042.41
March 2008	250	205	225	19.885	4,771.05
February 2008	272	215	240	7.433	1,771.81
January 2008	305	215	270	3.694	1,028.13
December 2007	295	225	295	4.065	1,055.98
Quarterly					
December 2007	372	225	295	22.726	6,882.25
September 2007	310	212	300	20.878	5,695.79
June 2007	420	275	299	33.100	11,277.67
March 2007	375	282	338	16.513	5,471.69
December 2006	320	235	307	9.841	2,807.79
September 2006	298	200	265	38.269	9,312.03
June 2006	271	181	240	29.730	6,947.69
March 2006	290	190	213	18.487	4,146.72

TRADING HISTORY OF BMA ORDINARY SHARES ON THE ASX

The table below sets the high, low and closing price and the aggregate volumes of the BMA ordinary shares traded on the ASX for the following periods:

	High (cents)	Low (cents)	Close (cents)	Volume m	Value Traded AU$m
Daily					
4 December 2008	0.011	0.010	0.010	3.102	0.032
3 December 2008	0.011	0.011	0.011	0.485	0.005
2 December 2008	0.012	0.011	0.012	1.503	0.017
1 December 2008	0.012	0.011	0.012	1.647	0.019
28 November 2008	0.015	0.012	0.012	3.667	0.046
27 November 2008	0.016	0.013	0.015	4.666	0.068
26 November 2008	0.015	0.010	0.013	5.322	0.068
25 November 2008	0.018	0.011	0.015	8.746	0.122
24 November 2008	0.011	0.009	0.009	8.599	0.083
21 November 2008	0.010	0.007	0.008	6.732	0.057
20 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
19 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
18 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
17 November 2008	0.005	0.005	0.005	0.600	0.003
14 November 2008	0.005	0.005	0.005	0.500	0.003
13 November 2008	0.005	0.005	0.005	1.218	0.006
12 November 2008	n.a.	n.a.	n.a.	n.a.	n.a.
11 November 2008	0.006	0.005	0.006	0.654	0.003
10 November 2008	0.006	0.005	0.006	0.449	0.003
7 November 2008	0.006	0.005	0.006	2.040	0.010
6 November 2008	0.006	0.006	0.006	0.000	0.000
5 November 2008	0.005	0.005	0.005	0.092	0.000
4 November 2008	0.005	0.005	0.005	0.810	0.004
Monthly					
November 2008	0.018	0.005	0.012	48.457	0.499
October 2008	0.011	0.005	0.005	21.001	0.141
September 2008	0.012	0.006	0.010	38.540	0.298
August 2008	0.016	0.007	0.008	39.485	0.423
July 2008	0.019	0.014	0.015	23.067	0.376
June 2008	0.022	0.013	0.013	28.414	0.460
May 2008	0.027	0.016	0.019	42.942	0.923
April 2008	0.020	0.016	0.016	18.843	0.346
March 2008	0.030	0.019	0.021	25.131	0.594
February 2008	0.029	0.020	0.022	24.693	0.603
January 2008	0.052	0.026	0.028	150.941	6.241
December 2007	0.060	0.029	0.035	488.862	21.784
Quarterly					
December 2007	0.060	0.029	0.035	488.862	21.784
September 2007	n.a.	n.a.	n.a.	n.a.	n.a.
June 2007	n.a.	n.a.	n.a.	n.a.	n.a.
March 2007	0.262	0.098	0.104	81.118	11.203
December 2006	0.311	0.217	0.252	51.004	13.033
September 2006	0.326	0.232	0.257	57.621	15.275
June 2006	0.454	0.232	0.306	91.254	32.120
March 2006	0.395	0.272	0.336	87.070	29.001

TABLE OF ENTITLEMENTS

Post the anticipated 20:1 BMA consolidation.

Number of scheme shares	Scheme consideration (number of ordinary shares)	Number of scheme shares	Scheme consideration (number of ordinary shares)	Number of scheme shares	Scheme consideration (number of ordinary shares)
1	1	36	36	71	71
2	2	37	37	72	72
3	3	38	38	73	73
4	4	39	39	74	74
5	5	40	40	75	75
6	6	41	41	76	76
7	7	42	42	77	77
8	8	43	43	78	78
9	9	44	44	79	79
10	10	45	45	80	80
11	11	46	46	81	81
12	12	47	47	82	82
13	13	48	48	83	83
14	14	49	49	84	84
15	15	50	50	85	85
16	16	51	51	86	86
17	17	52	52	87	87
18	18	53	53	88	88
19	19	54	54	89	89
20	20	55	55	90	90
21	21	56	56	91	91
22	22	57	57	92	92
23	23	58	58	93	93
24	24	59	59	94	94
25	25	60	60	95	95
26	26	61	61	96	96
27	27	62	62	97	97
28	28	63	63	98	98
29	29	64	64	99	99
30	30	65	65	100	100
31	31	66	66	200	200
32	32	67	67	300	300
33	33	68	68	400	400
34	34	69	69	500	500
35	35	70	70	1 000	1 000

ORDER OF COURT

PH 2

IN THE HIGH COURT OF SOUTH AFRICA
(TRANSVAAL PROVINCIAL DIVISION) **CASE NO: 55875/2008**

Wednesday, 17 December 2008

Before the Honourable Justice Potterill

In the ex parte application of:

AFLEASE GOLD LIMITED **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)

DRAFT ORDER

Upon the motion of counsel for the Applicant and having read the papers filed of record:

IT IS ORDERED THAT:

1. A meeting ("**scheme meeting**") in terms of section 311(1) of the Companies Act, 1973 ("**Companies Act**") of the ordinary shareholders of the Applicant registered as such at 17:00 on Friday, 16 January 2009 (or if the scheme meeting is adjourned, registered as such at 17:00 on the business day, i.e. any day other than a Saturday, Sunday or official public holiday in South Africa, which is 2 (two) business days before the date of such adjourned meeting), but excluding BMA Gold Limited ("**BMA**") and any of its subsidiary companies, any subsidiary company (within the meaning of section 1 of the Companies Act) of the Applicant and the trustees for the time-being of the Aflease Gold Limited Share Incentive Scheme Trust ("**disqualified shareholders**"), which ordinary shareholders of the Applicant (with the exclusion of the disqualified shareholders) are herein collectively referred to as the "**scheme members**":

1.1 be convened under the chairmanship of the Chairperson referred to in paragraph 2 of this Order of Court ("**Order**"); and

1.2 be held at 09:00 on Wednesday, 21 January 2009 (or on any adjourned date determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg,

for the purpose of considering and, if deemed fit, approving with or without modification, a scheme of arrangement in terms of section 311 of the Companies Act ("**scheme**") proposed by BMA between the Applicant and the scheme members, substantially in the form of the draft scheme attached as annexure "C.3" to the application in respect of which this Order is given ("**Application**"), provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which will have the effect of diminishing the rights to accrue in terms thereof to Applicant's ordinary shareholders who will, on the implementation of the scheme, become entitled to the benefits thereof.

2. Jonathan Schlosberg or failing him any other director of the attorneys' for Bowman Gilfillan Inc., nominated for that purpose by Applicant's attorneys of record, be and is hereby appointed as chairperson of the scheme meeting ("**Chairperson**").

3. The Chairperson is authorised to:

3.1 procure the publication of the notice of scheme meeting by the Applicant, in the manner described in paragraph 4;

3.2 procure dispatch to the scheme members of the scheme documents substantially in the form of annexure "C" (including annexures "C.1" to "C.10") to the Application ("**scheme documents**") and the pre-listing statement of BMA in respect of its proposed inward dual primary listing on the JSE Limited, Johannesburg ("**JSE**");

3.3 convene the scheme meeting;

3.4 adjourn the scheme meeting from time to time, if the Chairperson considers it necessary or desirable to do so;

3.5 appoint one or more scrutineers for the purpose of the scheme meeting or any other adjournment thereof;

3.6 determine:

3.6.1 the validity and acceptability of forms of proxy submitted for use at the scheme meeting and/or any adjournment thereof; and

3.6.2 the procedure to be followed at the scheme meeting and/or any adjournment thereof;

3.7 accept the forms of proxy handed to him by no later than 10 (ten) minutes before the scheme meeting is due to commence or recommence after any adjournment.

4. The Applicant shall cause a notice convening the scheme meeting (substantially in the form of Annexure "C.1" attached to Application) to be published once in each of the Government Gazette, Business Day, Sunday Times, Die Beeld and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the scheme meeting. The said notice shall state:

4.1 the time, date and venue of the scheme meeting;

4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the scheme;

4.3 that a copy of this Order and the scheme documents may be inspected free of charge during normal business hours at any time prior to the scheme meeting at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg;

4.4 that a copy of this Order and the scheme documents may be obtained free of charge on request during normal business hours at any time prior to the scheme meeting at the address given in paragraph 4.3 above; and

4.5 the basic characteristics of the scheme.

5. Copies of:

5.1 the scheme documents;

5.2 the pre-listing statement; and

5.3 this Order,

shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the scheme meeting to:

5.3.1 each ordinary shareholder of the Applicant whose name appears:

5.3.1.1 on the Applicant's register of shareholders and whose name and address is identified by the transfer secretaries of the Applicant ("**Transfer Secretaries**") as that of an ordinary shareholder of the Applicant; or

5.3.1.2 on the Applicant's sub-registers, as administered by a Central Securities Depository Participant ("**CSDP**") and whose name and address on such sub-register is identified as that of an ordinary shareholder of the Applicant to the Transfer Secretaries by Strate Limited ("**Strate**") after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares); and

5.3.2 each person whose name and address is identified to the Transfer Secretaries by Strate after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares) as being a person who is beneficially entitled to ordinary shares in the Applicant ("**beneficial shareholder**") and to whom the relevant CSDPs and JSE broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of beneficial shareholders are obliged by statute, regulation, agreement or otherwise to procure such posting,

to the address of that ordinary shareholder or beneficial shareholder appearing in the register and/or relevant sub-register (as the case may be) or as so identified to the Transfer Secretaries by Strate.

6. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses referred to in paragraph 5.3 shall take place at 17:00 on the day which is the fifth business day before the date of posting.

7. A copy of the documents referred to in paragraph 5 above shall lie for inspection at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg during normal business hours for at least 14 (fourteen) calendar days prior to the date of the scheme meeting.

8. The Chairperson shall report the results of the scheme meeting to the Court by affidavit on Tuesday, 3 February 2009 at 10:00 or so soon thereafter as Counsel may be heard or at such later time and date as may be necessitated by any adjournment of the scheme meeting.

9. The report required by the Court from the Chairperson shall give details of:

9.1 the number of the scheme members present in person (including those represented) at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them;

9.2 the number of the scheme members represented by proxy at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them, together with information as to the number represented by the Chairperson in terms of proxies;

9.3 the number of ordinary shares held by all scheme members;

9.4 any proxies which have been disallowed;

9.5 all rulings made and directions given by the Chairperson at the scheme meeting and any adjournment thereof;

9.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting and any adjournment thereof which bear on the merits or demerits of the scheme, including copies thereof;

9.7 the main points of any other proposals which were submitted to the scheme meeting and any adjournment thereof; and

9.8 the number of votes cast in favour of and against the scheme and any abstentions, indicating how many votes were cast by the Chairperson in terms of proxies.

10. The Applicant shall arrange to make available at the place mentioned in paragraph 4.3 (and the notice of the scheme meeting which is published and/or sent to the addresses referred to in paragraph 5 above shall include a statement that it will be so available) a copy of the Chairperson's report to the Court, free of charge, to any scheme member on request during normal business hours, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by the Court in paragraph 8 above for the Chairperson to report back to it.

11. Each scheme member who holds certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the scheme meeting, should complete and sign the form of proxy forming part of the scheme documents in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 19 January 2009. Alternatively, the form of proxy may be handed to the Chairperson of the scheme meeting by no later than 10 (ten) minutes before the time for which the scheme meeting or any adjournment thereof has been convened.

12. Each scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration ("dematerialised scheme member") must give his/her voting instructions to his/her CSDP or broker by the time and in the manner prescribed in the custody agreement concluded between the relevant scheme member and his/her CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or be represented thereat by proxy he/she should timeously inform his/her CSDP or broker of his/her intention to attend and vote in person at the scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him/her with the necessary Letter of Representation to do so.

BY ORDER OF THE COURT

REGISTRAR

DENEYS REITZ
Attorneys for Applicant
82 Maude Street
Sandton, 2196
Johannesburg
Tel: 011 685 8500
Docex 215, Johannesburg
Ref: M T Steyn/AFO 609

c/o Adams & Adams
Adams & Adams Place
1140 Prospect Street
Hatfield, 0028
Pretoria
Tel: 012 481 1500
Docex 81, Pretoria
Ref: A Visser

sappi
triple green
sugar cane fibre. chlorine-free. sustainable afforestation.

PRINTED BY INCE (PTY) LTD

REF. W2CF06715

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): ASFGY
("Aflease" or "the Company")

FORM OF PROXY

For use by Aflease certificated ordinary shareholders and own-name dematerialised ordinary shareholders only

For use by ordinary shareholders of Aflease, registered as such at the close of business on Friday, 16 January 2009 ("the scheme members") at a scheme meeting convened in terms of an Order of the High Court of South Africa, Transvaal Provincial Division to be held at 09:00 on Wednesday, 21 January 2009, at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg ("the scheme meeting").

Each scheme member is entitled to appoint one or more proxy(ies) (who need not be a shareholder/s of Aflease) to attend, speak and vote in his/her stead at the scheme meeting.

If you have dematerialised all of your ordinary shares with a Central Securities Depository Participant ("CSDP") or broker and you do not own ordinary shares in "own name" dematerialised form, you must arrange with your CSDP or broker to provide you with the necessary Letter of Representation to attend the scheme meeting or you must instruct them as to how you wish to vote at the scheme meeting.

This must be done in terms of the custody agreement entered into between you and the CSDP or broker.

I/We (please print names in full) ____________________

of (address) ____________________

being the registered holders of [ ] Aflease ordinary shares, do hereby appoint:

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the Chairperson of the scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and at any adjournment thereof for the purposes of considering and, if deemed fit, agreeing

with modification †	delete whichever is not applicable
without modification	

to the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, proposed by BMA Gold Limited between Aflease and the ordinary shareholders of Aflease at the scheme meeting, and at each adjournment thereof and to vote for and/or against the scheme and/or abstain from voting in respect of the Aflease ordinary shares registered in my/our name in accordance with the following instructions (see note 3):

Insert an "X" or the number of Aflease ordinary shares		
For the scheme	**Against the scheme**	**Abstain**

Signed at __________ on __________ 2009

Signature/s of shareholder/s __________ Telephone number ( ) __________

Full names of shareholder/s and authority of signatory (if applicable) __________

NOTE: Authority of signatory must be attached where applicable (see note 14).

Assisted by (where applicable) __________

(including signature, capacity and full names)

†If a scheme member/s agrees that the scheme may be modified, he/she may indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 6.

Please read the notes on the reverse side hereof.

Notes:

1. Every person present and entitled to vote at the scheme meeting as a scheme member or as a proxy or as a representative of a body corporate shall, on a show of hands, have one vote only, irrespective of the number of ordinary shares such person holds or represents, but in the event of a poll, a scheme member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the ordinary shares held by him/her bears to the aggregate amount of the nominal value of all the ordinary shares of Aflease.
2. A scheme member may insert the name(s) of one or more proxies (who need not be a shareholder(s) of the Company) in the space provided, with or without deleting the words "the Chairperson of the scheme meeting". The person whose name appears first on this form of proxy and has not been deleted and who is present at the scheme meeting will be entitled to act in priority to those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairperson of the scheme meeting.
3. A scheme member's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of ordinary shares in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote as he/she thinks fit. However, where the proxy is the Chairperson, such failure shall be deemed to authorise the Chairperson to vote in favour of the scheme. A scheme member or his/her proxy is not obliged to use all the votes exercisable by the scheme member or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the scheme member or by his/her proxy.
4. This form of proxy must be signed and completed in accordance with the instructions therein and returned to Aflease's transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) so as to be received by no later than 09:00 on Monday, 19 January 2009. Alternatively, it may be handed to the Chairperson of the scheme meeting by no later than 10 (ten) minutes before the time for which the scheme meeting or any adjournment thereof has been convened.
5. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and extent of such modification to which the proxy may agree on a separate sheet of paper, which must be attached to the form of proxy which is submitted.
6. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the Chairperson (if the Chairperson of the scheme meeting is an authorised proxy) or any other proxy will nevertheless be entitled to agree to the modification of the scheme in terms of which the scheme consideration is increased.
7. If a scheme member fails to indicate whether the scheme may be agreed to with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure will be deemed to authorise the Chairperson of the scheme meeting or any other proxy, to agree to the scheme with or without modification as he/she deems fit in respect of all the scheme member's votes exercisable at the scheme meeting.
8. The Chairperson of the scheme meeting may accept or reject any form of proxy which is not completed and/or received in accordance with these notes, or with the articles of association of Aflease, provided that the Chairperson of the scheme meeting is satisfied as to the manner in which the scheme member wishes to vote.
9. The completion and lodging of this form of proxy shall in no way preclude the scheme member from attending, speaking and voting in person at the scheme meeting to the exclusion of any proxy appointed in terms hereof.
10. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction made to this form of proxy must be initialled by the signatories.
11. This form of proxy shall not be valid after the expiry of 2 (two) months after the date when it was deposited at Aflease's transfer secretaries.
12. This form of proxy shall be valid at any resumption of an adjourned scheme meeting to which it relates although this form of proxy shall not be used at the resumption of an adjourned scheme meeting if it could not have been used at the scheme meeting from which it was adjourned for any reason, other than it was not lodged timeously for the meeting from which the adjournment took place. This form of proxy shall, in addition to the authority conferred by the Companies Act, 1973, except insofar as it provides otherwise, be deemed to confer the power generally to act at the scheme meeting in question, subject to any specific direction contained in this form of proxy as to the manner of voting.
13. A vote cast or act done in accordance with the terms of this form of proxy shall be deemed to be valid, notwithstanding:
    13.1 the previous death, insanity, or any other legal disability of the scheme member appointing the proxy; or
    13.2 the revocation of the proxy; or
    13.3 the transfer of an ordinary share in respect of which the proxy was given,

    unless notice as to any of the abovementioned matters shall have been received by the Company at its registered office or by the Chairperson of the scheme meeting at the place of the scheme meeting if not held at the registered office, before the commencement or resumption (if adjourned) of the scheme meeting at which the vote was cast or the act was done or before the poll at which the vote was cast.
14. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by Aflease's transfer secretaries or waived by the Chairperson of the scheme meeting.
15. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Aflease or Aflease's transfer secretaries or waived by the Chairperson of the scheme meeting.
16. Where Aflease ordinary shares are held jointly, any holder may sign a form of proxy, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Aflease's register of members) will be accepted to the exclusion of that of the other holder/s.
17. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by Aflease's transfer secretaries.

afleasegold
it's a gold mine

Aflease Gold Limited

(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO ISIN: ZAE000075867
International Prime QX (OTCQX): ASFGY
("Aflease" or "the Company")

FORM OF SURRENDER AND TRANSFER

Important notes:

For use by Aflease certificated ordinary shareholders only

This form is attached for the convenience of certificated ordinary shareholders of Aflease who wish to surrender their document(s) of title once the scheme becomes operative or prior to the consideration record date, which is expected to be on Friday, 20 February 2009. In the latter case, the document(s) of title so surrendered will be held on behalf of the registered shareholder by Aflease's transfer secretaries pending the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973) ("the scheme"), proposed by BMA Gold Limited ("BMA") between Aflease and the ordinary shareholders of Aflease becoming operative.

If you as an ordinary shareholder of Aflease have already dematerialised your ordinary shares you must **NOT** use this form.

If you have not been contacted by your Central Securities Depository Participant ("CSDP") or broker within a reasonable period of time, it is advisable that you make contact with your CSDP or broker, so as to notify it of your intentions regarding the scheme.

Full details of the scheme are contained in a document sent to ordinary shareholders of Aflease, dated Friday, 19 December 2008 ("the document").

Instructions:

1. A separate form is required for each certificated ordinary shareholder.
2. Part 1 must be completed by all certificated ordinary shareholders who return this form.
3. Part 2 must be completed by all certificated ordinary shareholders who are emigrants from the common monetary area and those non-residents of the common monetary area who wish the scheme consideration to be paid to an authorised dealer in South Africa.
4. This form must be completed and returned to Aflease's transfer secretaries by 12:00 on Friday, 13 February 2009.
5. Notwithstanding transfer of ownership, the scheme consideration will not be sent to certificated scheme participants unless and until document(s) of title in respect of the relevant scheme shares have been surrendered to the transfer secretaries.
6. Persons who acquire Aflease shares after the date of issue of the document to which this form is attached can obtain copies of the document and this form from Aflease's transfer secretaries.

To the transfer secretaries

By hand
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

By post
Computershare Investor Services
(Proprietary) Limited
PO Box 61763
Marshalltown
2107

Dear Sirs

I/We hereby surrender and enclose the share certificates, certified transfer deeds and/or other document(s) of title, details of which have been completed in 5 below, in respect of my/our holding of ordinary shares in Aflease.

PART 1 – FORM OF SURRENDER

To be completed in BLOCK CAPITALS by certificated shareholders of Aflease ordinary shares.

1. Surname or Name of corporate body ______________________
2. First names (in full) ______________________
3. Title (Mr/Mrs/Miss/etc) ______________________
4. Address to which the scheme consideration should be posted (if different from the registered address)*

____

* Subject to the scheme becoming operative on Monday, 23 February 2009, the scheme consideration will be sent to the address stipulated above, by registered post, at the risk of the certificated shareholder concerned on or about Monday, 23 February 2009, if the document(s) of title have been surrendered prior to 12:00 on Friday, 20 February 2009. If the document(s) of title are surrendered after 12:00 on Friday, 20 February 2009 the scheme consideration will be sent within five business days of receipt of such document(s) of title.

5. Share certificates and/or other document(s) of title surrendered, and number of Aflease ordinary shares held

Name of registered holder (separate form for each holder)	Certificate number/s (in numerical order)	Number of Aflease ordinary shares
	Total	

Signature of shareholder ______________________

Date ______________________ 2009 Telephone number ( ) ______________________

PART 2

To be completed in BLOCK CAPITALS by certificated shareholders of Aflease ordinary shares who are emigrants from, or other non-residents of, the common monetary area.

Certificated holders of Aflease ordinary shares who are emigrants from the common monetary area must complete this Part 2. All other non-residents of the common monetary area must complete this Part 2 if they wish the scheme consideration to be paid to an authorised dealer in South Africa.

If Part 2 is not properly completed by emigrants, the scheme consideration will be held in escrow by Aflease's transfer secretaries pending receipt of the necessary nomination or instruction. No interest will be paid on the amount so held in escrow. The scheme consideration will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the emigrant's or non-resident's blocked assets in terms of the Exchange Control Regulations as nominated below for its control and credited to the emigrant's or non-resident's blocked accounts.

Name and address of authorised dealer in South Africa or substitute instructions

____

____

____

Account number ______________________

Signature of shareholder ______________________

Date ______________________ 2009 Telephone number ( ) ______________________

END